Form 20-F
period 2003-01-31
DATAMIRROR CORP
filed 2003-06-05
CIK 1052357

_______________________________________________________________________________

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
_______________________________________________________________________________

                                   Form 20-F

 [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                     -OR-
 [X] ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended January 31, 2003
                                     -OR-
 [ ] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ______ to ______
        Commission File Number: 0-30906
 ______________________________________________________________________________
                            DataMirror Corporation
            (Exact name of Registrant as specified in its charter)

                                    Ontario
                        (Jurisdiction of Incorporation)

                           3100 Steeles Avenue East
                                  Suite 1100
                           Markham, Ontario, Canada
                                    L3R 8T3
                                (905) 415-0310
             (Address of Registrant's principal executive offices)
_______________________________________________________________________________

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Shares, no par value

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act -  None


Indicate the number of outstanding shares of each class of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.


As at January 31, 2003, 11,461,142 Common Shares were issued and outstanding.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

      Yes  [X]     No  [ ]


Indicate by check mark which financial statement item the registrant has elected to follow.

      Item 17  [X]       Item 18 [ ]



                                                TABLE OF CONTENTS

   ITEM 1.      Identity of Directors, Senior Management and Advisors.....................................3

   ITEM 2.      Offer Statistics and Expected Timetable...................................................3

   ITEM 3.      Key Information...........................................................................4

   ITEM 4.      Information on the Registrant............................................................10

   ITEM 5.      Operating and Financial Review and Prospects.............................................22

   ITEM 6.      Directors, Senior Management and Employees...............................................34

   ITEM 7.      Major Shareholders and Related Party Transactions........................................44

   ITEM 8.      Financial Information....................................................................46

   ITEM 9.      The Offer and Listing....................................................................46

   ITEM 10.     Additional Information...................................................................48

   ITEM 11.     Quantitative and Qualitative Disclosures about Market Risk...............................54

   ITEM 12.     Description of Securities Other than Equity Securities...................................55

   ITEM 13.     Defaults, Dividend Arrearages and Delinquencies..........................................55

   ITEM 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds.............55

   ITEM 15.     Controls and Procedures..................................................................55

   ITEM 16.     Audit Committee Financial Expert and Code of Ethics......................................55

   ITEM 17.     FINANCIAL STATEMENTS.....................................................................56

   ITEM 18.     FINANCIAL STATEMENTS.....................................................................93

   ITEM 19.     EXHIBITS.................................................................................93



                                                                                             2

                                    PART I


ITEM 1.    Identity of Directors, Senior Management and Advisors

A.    Directors and Senior Management.

      Information not required for annual report.

B.    Advisors.

      Information not required for annual report as it was not provided in the Company's jurisdiction of incorporation.

C.    Auditors.

      Information not required for annual report.


ITEM 2.    Offer Statistics and Expected Timetable

      Information not required for annual report.

ITEM 3.    Key Information

A.    Selected Financial Data.

         The following selected consolidated financial information is derived from the audited Consolidated Financial Statements of DataMirror Corporation (together with its subsidiaries "DataMirror" or the "Company") presented in accordance with Canadian generally accepted accounting principles ("GAAP"), and must be read in conjunction with such Consolidated Financial Statements and related notes thereto. These principles conform in all material respects with accounting principles generally accepted in the United States, except as described in Note 20 to the Company's consolidated financial statements. Historic results are not necessarily indicative of the results that you may expect for any other future period or for a full year. Data is in thousands of Canadian dollars, except share and per share data.

                                                                         Statement of Income (Loss)
                                                                      For the Years Ended January 31,

                                                   2003               2002               2001               2000               1999
                                                   ----               ----               ----               ----               ----
Revenue(1)
   License                                       33,223            $28,592            $35,040            $29,009            $24,331
   Maintenance                                   23,210             20,562             14,065              8,562              4,956
   Services                                       6,057              7,222              8,353              4,836              4,374
                                         ---------------    ---------------    ---------------    ---------------    ---------------
                                                 62,490             56,376             57,458             42,407             33,661
                                         ---------------    ---------------    ---------------    ---------------    ---------------

Cost of revenue(1)
   License                                          239                257                514                379                249
   Maintenance and services                      12,605             13,464             11,184              7,322              6,836
                                         ---------------    ---------------    ---------------    ---------------    ---------------
                                                 12,844             13,721             11,698              7,701              7,085
                                                                                                  ---------------    ---------------
                                         ---------------    ---------------    ---------------
Gross Margin                                     49,646             42,655             45,760             34,706             26,576
                                         ---------------    ---------------    ---------------    ---------------    ---------------

Operating Expenses
   Selling and marketing                         21,289             21,542             23,815             19,549             17,181
   Research and development                      10,459             10,895              7,742              6,619              4,088
   General and administration                     8,812              9,088              9,668              7,181              5,723
   Amortization of intangibles                    2,740              3,244              1,570              1,147                975
                                         ---------------    ---------------    ---------------    ---------------    ---------------
                                                 43,300             44,769             42,795             34,496             27,967
                                         ---------------    ---------------    ---------------    ---------------    ---------------
Operating income (loss)                           6,346            (2,114)              2,965                210            (1,391)
Investment income, net                              611                859              1,333                286              1,186
Gain (loss) from investment in
   PointBase, Inc.
   Dilution gain                                (4,595)                  -              6,186              2,327                  -
   Equity loss                                  (2,081)            (4,112)            (4,709)            (3,620)                  -
                                                                                                  ---------------    ---------------
                                         ---------------    ---------------    ---------------
Income (loss) before income taxes                   281            (5,367)              5,775              (797)              (205)
                                         ---------------    ---------------    ---------------    ---------------    ---------------
Provision for income taxes
   Current                                        2,762                428                877                356                  -
   Future                                         (328)              (131)                190                276                255
                                         ---------------    ---------------    ---------------    ---------------    ---------------
                                                  2,434                297              1,067                632                255
                                                                                                  ---------------    ---------------
                                         ---------------    ---------------    ---------------
Net income (loss)                               (2,153)            (5,664)              4,708            (1,429)              (460)
                                         ---------------    ---------------    ---------------    ---------------    ---------------

Earnings per share
   Basic                                         (0.19)             (0.49)               0.41             (0.14)             (0.04)
   Diluted                                       (0.19)             (0.49)               0.40             (0.14)             (0.04)

Weighted average number of shares
     [000's]
   Basic                                         11,411             11,500             11,362             10,191             10,330
   Diluted                                       11,411             11,500             11,856             10,191             10,330

Amounts presented which differ under
   US GAAP

Net loss                                        (2,404)            (5,643)            (1,388)            (3,718)            (2,252)
EPS                                              (0.21)             (0.49)             (0.12)             (0.36)             (0.22)


Notes:
    (1) During the year ended January 31, 2001, the Company began retroactively reporting maintenance revenues and services revenues separately. During the year ended January 31, 2000, the Company changed the classification of certain expenses on its consolidated statements of income (loss). In particular, expenses relating to the provision of maintenance and services have been reclassified from operating expenses to cost of revenue. In each case, information presented for prior years has been reclassified to conform to the described presentation.

                                               Balance Sheet Data(1)
                                          For the Years Ended January 31,


                                        2003          2002          2001         2000         1999
                                        ----          ----          ----         ----         ----
Cash, cash equivalents                  38,827       $36,495       $28,205      $10,219      $15,807
     and short term investments
Working capital                         31,139        32,826        35,606       15,356       17,328
Total assets                            81,347        79,603        88,445       41,052       43,291
Long-term obligations                    1,538         1,205         2,903        1,582        1,851
Share capital                           64,637        64,740        65,583       30,773       30,891
Total shareholders' equity              55,470        58,359        65,218       27,239       29,603
Number of shares outstanding            11,461        11,472        11,624       10,207       10,303
[000's] (2)

Amounts presented which differ
under US GAAP

Total assets                            85,901        79,597        88,548       39,663       41,371
Shareholders' equity                    59,821        58,354        65,322       25,850       27,683

Notes:
(1) Effective February 1, 2000 the Company retroactively adopted new recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes, for the years ended January 31, 2001 and 2000. As permitted under the new rules, prior years' financial statements have not been restated. The cumulative effect on the opening deficit as of February 1, 2000 of adopting the recommendation was not material on current or prior periods.

(2) The number of Common Shares outstanding as at the dates noted excludes options and warrants to purchase Common Shares outstanding on such dates.

DIVIDENDS

         The Company has not paid any dividends on its Common Shares in the last five completed financial years. The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's future earnings, operations, capital requirements and financial condition, general business conditions and contractual restrictions on payment of dividends, if any.

EXCHANGE RATE INFORMATION

    The Company publishes its consolidated financial statements in Canadian dollars. In this document, except where otherwise indicated, all dollar amounts are expressed in Canadian dollars. References to US$ are to United States dollars.

    The following table sets forth the high and low exchange rates for each of the previous six months, and the average rate for each of the five most recently completed financial years, calculated by using the average of the exchange rates on the last day of each month during the year, based on the inverse of the noon buying rate in the city of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"):

                        Monthly Data                        Annual Data
                        ------------                        -----------
                           High               Low                     Average
April, 2003               0.6975            0.6732        2003         0.6390
March, 2003               0.6815            0.6709        2002         0.6412
February, 2003            0.6720            0.6530        2001         0.6707
January, 2003             0.6570            0.6349        2000         0.6766
December, 2002            0.6461            0.6329        1999         0.6694
November, 2002            0.6440            0.6288


    On May 27, 2003, the inverse of the Noon Buying Rate was US$0.7271 = $1.00.

B. Capitalization and indebtedness.

           Information not required for annual report.

C. Reasons for the offer and use of proceeds.

           Information not required for annual report.

D.    Risk factors.

      Forward-looking statements in this annual report, including statements regarding the Company's business which are not historical facts, are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of estimates, expectations, objectives and plans (financial and otherwise). The words "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Numerous factors affect the Company's operating results and could cause the Company's actual results to differ materially from the results indicated by this annual report or by any forward-looking statements made by, or on behalf of, the Company, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: variability of quarterly operating results; dependence upon the continued growth and success of the Company's software products; competition; the ability to develop, market, support and acquire new products in an environment of rapidly changing technology; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; pursuing, completing and integrating acquisitions could divert resources and may not achieve the intended business objectives; the ability to recruit and retain key personnel; risks of international operations, currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed herein, in the Company's Management Discussion and Analysis of Financial Conditions and Results of Operations and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

      An investment in the Company's Common Shares involves certain risks and uncertainties which should be carefully considered. The following risk factors, each of which could have a material adverse effect on the Company's business, results of operations and financial condition, and on the value or market price of the Company's Common Shares, should be considered carefully in addition to the other information contained in this Form (including information incorporated by reference herein).

      Limited Operating History; Uncertainty of Future Operating Results. The Company's predecessor was incorporated on November 19, 1993 and did not earn revenue until 1995. While the Company earned operating income for the years ended January 31, 2000 and 2001, it incurred an operating loss for the year ended January 31, 2002. In addition, while the Company earned net income for the year ended January 31, 2001, it recorded net losses for the years ended January 31, 2002 and January 31, 2003. Due to the Company's short operating history, the uncertainty of continued acceptance of the Company's products, the rapid evolution of competitive software products, and the other risk factors discussed herein, there can be no assurance that the Company will be able to sustain its recent revenue growth or to achieve or sustain profitability or positive cash flow from operations in the future. See "Operating and Financial Review and Prospects".

      Variability of Quarterly Operating Results. The Company's revenue and results of operations have fluctuated significantly on a quarterly basis and the Company expects substantial variability of future quarterly operating results due to a variety of factors. These factors include: (i) the timing of the release of new software products and enhanced versions of existing products by the Company; (ii) the introduction of new products and product enhancements by the Company's competitors; (iii) market acceptance of and demand for the Company's products; (iv) the strength or weakness of global markets for the Company's products and for computer platforms and databases with which the Company's products operate, in particular the IBM iSeries (AS/400) platform; (v) changes in operating expenses, including possible increases related to the introduction of new and enhanced products; (vi) the timing of receipt of orders from major customers; (vii) general economic factors, including the potential negative effect of actual or perceived weakening of global economic conditions on the level of spending by the Company's customers and prospective customers; (viii) concentration of revenues in the last month of each quarter and in the fourth quarter of the fiscal year; (ix) the proportion of revenues attributable to license fees versus service revenues; and (x) changes in pricing policies by the Company or its competitors. Accordingly, the Company believes that period to period comparisons of results of operations are not necessarily meaningful and historical results should not be relied upon as indicative of future performance. The Company's operating expenses are based in part on anticipated short term revenue levels and are relatively fixed in the short term. As a result, if revenues are not realized as expected, the Company's operating results could be materially adversely affected. Variability of future quarterly operating results may cause volatility in the market price of the Common Shares. In addition, due to some or all of the foregoing factors, it is possible that in some future quarter the Company's operating results will be below the expectations of market analysts and investors. In such event, the price of the Company's Common Shares would likely be materially adversely affected. See "Operating and Financial Review and Prospects".

      Product Markets and Product Acceptance. To date the Company has derived a large portion of its license revenue from its Transformation Server and High Availability Suite products, particularly for the IBM iSeries (AS/400) platform. The Company expects that sales of Transformation Server software, and particularly Transformation Server for the iSeries, as well as High Availability Suite, will continue to represent a substantial portion of its revenue for the foreseeable future. With the acquisition of Constellar Hub and the release of iReflect, the Company expects to derive increased revenues from products that operate in conjunction with Oracle databases. A decline in the market for IBM's iSeries (AS/400) or other hardware platforms on which the Company's products operate, or for applications and data management software for such platforms, may occur as a result of new competitive products, price, technological changes or other factors. The Company's future results of operations will depend, in part, on achieving broader market acceptance of its software products, as well as on its ability to continue to enhance these products to meet the evolving needs of customers. Future results may also depend on the strength or weakness of global markets for computer platforms and databases with which the Company's products operate, including the IBM iSeries (AS/400) platform and Oracle databases. A decline in these markets, or the inability of the Company to achieve broader acceptance of its products or to enhance its products as required to meet market demand, could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business Overview - Competition".

      Product Development, Acquisition and Technological Change. The market for business data integration software is characterized by rapid technological change and frequent new product introductions and enhancements. The Company must continue to develop, create or acquire new products and update existing products to reflect technological changes and market developments in hardware platforms, operating systems and database technology platforms in order to compete effectively. Such product development or acquisition may require the Company to invest substantial amounts in research and development on an ongoing basis. Although the Company may seek to acquire businesses or technologies from time to time, there can be no assurance that any such acquisition will be available on acceptable terms or at all, or that the Company will be able to successfully consummate or integrate any such potential acquisition. The development cycle for new products may be significantly longer than development cycles experienced by the Company for its prior products and upgrades. The introduction of products embodying new technologies and the emergence of new industry standards could render the Company's existing products, and products currently under development, obsolete and unmarketable. The Company's future success will depend on its ability to enhance its current products and to develop and introduce new products that keep pace with technological developments, respond to customer requirements and achieve market acceptance. In addition to decreasing revenues as products reach the end of their natural life cycles, if the Company were unable to develop upgrades or new products in a timely manner due to resource constraints or technological or other reasons, the Company could experience decreases in future sales and revenues. There can be no assurance that the Company's future products or enhancements will keep pace with technological change or satisfy market needs or that the Company will successfully develop, acquire or market any future products.

      Competition. The market for business data integration software is new and continuously evolving. Given the variety of uses for the Company's products and the range of platforms, operating systems and databases on which they operate, the Company faces competition from many competitors, including other independent software vendors, database vendors and large hardware manufacturers who also offer data integration tools. The Company also faces significant competition from in-house development departments within businesses that may develop custom software for the specific data movement or integration requirements of their enterprises. Current and potential competitors may have or may in the future establish alliances or cooperative relationships among themselves or with potential customers and may rapidly acquire significant market share. In addition, many of the Company's competitors and potential competitors are significantly larger than the Company and have significantly longer operating histories, greater financial resources and more market and brand recognition than the Company. The Company believes that it must continue to develop new products and introduce enhancements to its existing products in a timely manner to remain competitive. In addition, the Company believes that its ability to compete depends on many factors within and outside its control, including product functionality, performance, price, reliability, vendor and product reputation, customer service and support, sales and marketing efforts, product distribution and product releases both by the Company and its competitors. Even if the Company introduces new and enhanced products, it may not be able to compete effectively because of the significantly greater financial, marketing and other resources available to some of its competitors. As the markets for the Company's products expand, additional competition may emerge and competitors may commit more resources to competitive products. There can be no assurance that the Company will be able to compete successfully in current or future markets or that competitive pressures will not have a material adverse effect on the Company's business, results of operations and financial condition. See "Business Overview - Competition".

      Dependence on Continued Growth of the Database and Data Integration Markets and the Internet. The Company believes key future uses of its software will be for business data integration and data and application resiliency (high systems availability) applications, such as e-commerce applications, data distribution to and from data warehouses and other data stores, enterprise application integration, workload balancing, and back-up protection against planned and unplanned system outages. Consequently, the Company's future financial performance will depend in part on the growth in the utilization of databases and in the number of data warehouse installations. The database and data warehouse markets are rapidly evolving, and there can be no assurance that such markets will be sustained at their current size or continue to grow. In addition, to the extent that the Company's products may be used in electronic commerce and Internet-based applications, the Company's future financial performance will depend in part on the reliability, growth in use and public acceptance of the Internet, particularly for the conduct of business-to-business and business-to-consumer commercial transactions. The Internet is a relatively new communications and commercial infrastructure which is rapidly evolving. There can be no assurance that the Internet infrastructure will be able to support the communications demands placed on it, or that the Internet will gain or sustain widespread acceptance as a communications or electronic commerce channel. In addition, there is no assurance that the Company's products will adequately address the requirements of customers or keep pace with changes in any of these markets.

      Dependence on Relationships with Complementary Vendors. The Company believes that it is important to develop, maintain, and enhance close associations with complementary hardware and software vendors. In particular, it is important that the Company maintain its existing relationship with IBM due to the Company's dependence on the IBM iSeries market. In the High Availability market the Company depends on IBM rebates and incentives offered to IBM customers who purchase software from IBM High Availability Business Partners to encourage customers to purchase the Company's software. There can be no assurance that IBM won't terminate the Company's status as a High Availability Business Partner. This would have a direct negative impact on sales of the Company's High Availability software. The Company also depends on IBM to market and promote the Company and its products to IBM sales employees, IBM business and channel partners and end user customers. There can be no assurance that IBM will continue to market and promote the Company and its products. There can be no assurance that IBM will not enter the market for High Availability or integration software directly. There can be no assurance that the Company will be able to maintain its existing relationships or enter into new relationships. The Company's failure to do so could adversely affect the portability of the Company's products to, and compatibility and integration with, existing and new platforms, software applications and databases and the timing of the introduction of new and enhanced products by the Company. In addition, failure to do so could affect the Company's ability to leverage third party distribution channels and increase its market presence. See "Business Overview - Sales and Marketing".

      Dependence on Distribution Channels. A portion of the Company's revenue is derived from the sale of its products through third parties. There can be no assurance that the direct sales model will continue to work effectively for new products or that it will scale effectively as the Company attempts to grow its revenue from existing products. There can be no assurance that the Company will be able to retain a sufficient number of its existing or future re-marketers and distributors, that such re-marketers and distributors will not give higher priority to the sale of other products (which could include products of competitors) or that these re-marketers and distributors will devote sufficient resources to marketing of the Company's products. The Company depends on IBM business partners to remarket and distribute its products and there can be no assurance that IBM will continue to promote the Company to its business partners. The performance and financial strength of third party re-marketers and distributors is outside the control of the Company and the Company is unable to predict the extent to which these parties will be successful in marketing and selling the Company's products. A reduction in sales efforts or discontinuance of sales of the Company's products by its re-marketers and distributors could lead to reduced sales and could, as a result, have a material adverse effect on the Company's business, results of operations and financial condition. In addition, other methods of product distribution may become important in the future, such as Internet access to products and services and other electronic distribution. The Company's success will depend, in part, upon its ability to attract and retain sufficient direct sales personnel, to maintain and expand access to existing channels of distribution and to gain access to new channels if and when they develop. See "Business Overview - Sales and Marketing".

      Dependence on Key Personnel. The success of the Company depends upon the continued contributions of key personnel including members of its senior management, including Nigel Stokes, Chairman, President and Chief Executive Officer and Kirk Dixon, Executive

Vice-President, Global Operations, the loss of one or more of whom could have a material adverse effect on the Company. There can be no assurance that the Company will be able to retain these individuals or recruit other qualified personnel. The Company believes that its future success will also depend in large part on its ability to attract and retain highly skilled technical, managerial and sales and marketing personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting and retaining the personnel required to continue to grow.

      Risks Associated with International Operations. The Company intends to continue to make efforts to increase international sales and anticipates that international sales will continue to account for a significant portion of its revenue. These sales are subject to certain risks and costs associated with international operations, including the difficulty and expense of staffing and administering business abroad, difficulties in accounts receivable collection, complications in complying with foreign laws and domestic and international import and export laws and regulations and costs related to localizing products for foreign markets and translating and distributing products in a timely manner. Significant international sales may also expose the Company to greater risk from political and economic instability, potential adverse tax consequences, unexpected changes in Canadian or other governmental policies concerning import and export of goods and technology, other regulatory requirements and tariffs and other trade barriers. In addition, while U.S. and Canadian copyright law, international conventions and international treaties may provide meaningful protection against unauthorized duplication of software, the laws of some foreign jurisdictions may not protect proprietary rights to the same extent as the laws of the United States or Canada. Software piracy has been, and can be expected to be, a persistent problem for the software industry. See "Business Overview - Intellectual Property". Although to date the Company has not experienced any of the foregoing factors to any significant extent, there can be no assurance that these factors will not be experienced by the Company in the future or that they will not have a material adverse effect on the Company's business, results of operations and financial condition. In addition, international earnings may be subject to taxation by more than one jurisdiction or other adverse tax consequences, which could also materially adversely affect the Company's results of operations.

      Currency Exchange Risk. As the Company realizes a significant portion of its revenue in U.S. dollars and European currencies and incurs a significant portion of its operating expenses in Canadian dollars, changes in exchange rates between the Canadian dollar and the U.S. dollar or other foreign currencies could affect the Company's operating results. The Company's policy of hedging a portion of its foreign currency denominated accounts receivable can provide only a short-term protection against a limited portion of the Company's foreign currency exposure. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

      Global Economic Conditions. The Company's operating results may vary significantly based upon the impact of actual or perceived changes in global economic conditions on its customers. The global economic environment since 2001 is more uncertain than in recent periods and has the potential to have a material adverse effect on the Company and its operating results. The Company's revenue and operating results depend in large part on the overall demand for business data integration solutions, and related computer software and services. A reduction of demand for business data integration solutions and related computer software and services caused by actual or perceived weakening in the global economy may result in decreased revenues and lower growth rates for the Company. Customers may defer or reconsider purchasing products from the Company if they experience a downturn in their business or if there is a downturn in general economic conditions.

      Management of Growth. In recent years, due to internal growth, the acquisition of a German subsidiary, the Constellar acquisition, and the expansion into the Asia Pacific region, the Company has experienced rapid growth in the scope of its operations. This growth has resulted in increased responsibilities for the Company's existing personnel, the hiring of additional personnel and, in general, higher levels of operating expenses. In addition, the Company may continue to experience rapid growth in the future, due to continued internal expansion, acquisition or other factors. In order to manage its current operations and any future growth effectively, the Company will need to continue to implement and improve its operational, financial and management information systems, to hire, manage and retain its employees, to integrate acquired businesses, technologies and personnel, if any, with existing operations and to maintain its corporate culture including technical and customer service standards. There can be no assurance that the Company will be able to manage such growth effectively or that its management, personnel or systems will be adequate to support growth in the Company's operations.

      Software Defects. The Company's products are technically complex and may contain undetected errors or performance problems. There can be no assurance that such errors or performance problems will not be discovered in the future, which may cause delays in product introduction and shipments, require design modifications or result in damage to the Company's reputation, loss of revenue, loss of market share, delay in market acceptance or product liability or other claims against the Company. Furthermore, there can be no assurance that the Company will be able to correct any such errors on a timely basis, or at all. Correction of errors or other defects may require significant expenditures by the Company. Provisions contained in the Company's license agreements that are designed to limit the Company's exposure to potential claims, as well as any liabilities arising from such claims, may not effectively protect the Company against some or all of such claims and the liability and costs associated therewith. Any of these possible occurrences could have a material adverse effect on the Company's business, results of operations or financial condition. See "Business Overview - Research and Development".

      Potential Infringement Liability. As the number of software products in the industry increases and the functionality of these products further overlaps, it is possible that software developers will become increasingly subject to infringement claims. Moreover, there has been an increase in the number of patents issued in Canada and the United States relating to computer software, and, accordingly, the risk of patent infringements in the industry can be expected to increase, potentially resulting in an increase in patent infringement claims. There can be no assurance that third parties will not assert infringement claims against the Company in the future. Such claims may result in costly litigation, diversion of management time and resources, financial liability or a requirement that the Company suspend licensing of its products or redesign its products, or enter into royalty or licensing agreements. Furthermore, there can be no assurance that the Company would be able to successfully redesign its products, if required, or that any such royalty or licensing agreements will be available on reasonable terms, or at all. Any such claim or the results thereof could have a material adverse effect on the Company's business, results of operations or financial condition. See "Business Overview
- Intellectual Property".

     Dependence on Maintenance Renewals. The Company realises a significant portion of its revenue from maintenance and support services provided in connection with the products that it licenses. There can be no assurance that licensees will continue to renew their maintenance and support services or that the Company will be able to charge its current rates for maintenance and support services in the future.

     Risks Related to Acquisitions. Pursuing, completing, and integrating recent and potential acquisitions could divert management's attention and financial resources and may not produce the desired business results. In the past the Company has made acquisitions of products and businesses. In the future, the Company may engage in additional selective acquisitions of other products or businesses. There can be no assurance that management will be able to identify additional suitable acquisition candidates available for sale at reasonable prices, consummate any acquisition, or successfully integrate any acquired product or business into the Company's operations. Further, acquisitions may involve a number of special risks, including: (a) diversion of management's attention; (b) disruption to the Company's ongoing business;
(c) failure to retain key acquired personnel; (d) difficulties in assimilating acquired operations, technologies, products, and personnel; (e) unanticipated expenses, events, or circumstances; and (f) assumption of legal and other undisclosed liabilities. If the Company does not successfully address these risks or any other problems encountered in connection with an acquisition, the acquisition could have a material adverse effect on the Company's business, results of operations, and financial condition. In addition, if the Company proceeds with an acquisition, available cash may be used to complete the transaction, or shares may be issued which could cause a dilution to existing shareholders.

     Risks of Investing in South Africa. The Company has made a significant investment in Idion Technology Holdings Limited ("Idion"), a South African company listed on the JSE Securities Exchange under the symbol IDI. This investment is subject to a number of risks including: (a) the standards of accounting, auditing and financial reporting may not be as stringent as in Canada and the United States; (b) the quality and standards of the judicial and financial regulatory systems may not be as high as in Canada or the United States; (c) persons in foreign markets may act of out national or non-economic interests to the detriment of the Company; (d) political risks to trading in foreign markets; (e) a change of government or a change in the economy can affect the markets; (f) governments may impose exchange controls or devalue currencies; (g) foreign markets are less liquid and more volatile than North American markets; (h) low trading volumes may affect the Company's ability to trade its shares; (i) foreign exchange volatility; (j) war and civil disturbances; (k) foreign taxation; and (l) delays in obtaining or inability to obtain necessary government permits. There can be no assurance that the Company will be able to manage these risks and realise an acceptable return on its investment.

         Enforcement of Judgements. The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely because: the Company is incorporated under the laws of Ontario; all of its officers and directors, with the exception of Bryan E. Plug, are non-residents of the United States; some or all of the experts named in this annual report, if any, are residents of Canada; and the Company and a substantial portion of its assets are located outside the United States.

         Seasonality. The Company depends on both direct and indirect sales for the revenue for its iCluster and HA Suite products. The sale of these products is often linked to the sale of IBM hardware by IBM Business Partners. Generally, sales of these products are strongest in the calendar quarter ending December 31st and are reflected in the Company's fourth fiscal quarter of each year. There can no assurance that the Company will continue to be successful with the indirect sales model or will continue to partner with motivated distributors as the Company tries to grow revenue from these products. A weak calendar fourth quarter for IBM hardware and IBM Business Partners will adversely affect revenue from these products. In uncertain economic times customers may delay purchases until the end of their budgetary years which usually occur in the calendar fourth quarter. This may adversely affect revenue in other quarters or for the year in the event of economic disruption in the calendar fourth quarter.


ITEM 4.         Information on the Registrant

A.    History and development of the Registrant

      The Company's legal and commercial name is DataMirror Corporation. The predecessor corporation to DataMirror Corporation was incorporated in Canada under the Business Corporations Act (Ontario) on November 19, 1993. This predecessor corporation amalgamated under the Business Corporations Act (Ontario) on February 1, 1996 with four other corporations to form DataMirror Corporation as it is currently constituted. The Company's articles of amalgamation were amended on December 6, 1996 to effect a 1 for 2 share consolidation of the Common Shares and to create a class of preferred shares issuable in series. On December 16, 1996, the

Company completed an initial public offering of 2,000,000 Common Shares priced at $5.50 per share and began trading on the Toronto Stock Exchange. On September 3, 1997 the Company completed a special warrant offering, selling 1,600,000 Special Warrants of the Company priced at $10.35 per Special Warrant. Each Special Warrant entitled the holder thereof upon exercise to purchase one Common Share without any additional payment. All of the Special Warrants were exercised. On April 6, 2000, the Company completed an offering of 1,305,000 Common Shares priced at $27.00 per share. On January 18, 2001, the Company's Common Shares were approved for listing and began trading on the Nasdaq National Market.

      The head office and principal place of business of the Company is located at 3100 Steeles Avenue East, Suite 1100, Markham, Ontario, Canada L3R 8T3. The Company's phone number is (905) 415-0310 and its fax number is (905) 415-0340.

      The Company's agent in the United States is DataMirror, Inc., 1600 Golf Road, Suite 1200, Rolling Meadows, IL, USA, 60008. The agent's telephone number is (847) 981-5066.

         The Company has grown substantially over the past six years. By expanding its indirect sales network, direct international presence and products and services, it has achieved substantial growth in its customer base, employees and revenues, going from 135 employees, 500 customers and $10 million in revenue for fiscal 1997 to 269 employees, over 1,700 customers and $62.5 million in revenue for fiscal 2003.

     In March 1998, the Company provided initial capital funding and entered into a strategic development agreement with PointBase, Inc. ("PointBase"), a developer of 100% Pure Java SQL database technology. Since that time the Company has participated in several rounds of PointBase financing. The PointBase database is deployable on multiple platforms, from small footprint embedded devices to Java application servers. Under the strategic development agreement, the Company will support the integration of PointBase data to and from other databases. As of January 31, 2003, the Company has invested a total of $10,603,000 in PointBase. PointBase has had a history of operating losses and, while the level of operating losses has decreased in the current year, there is little prospect of short-term profitability. In June of 2002, PointBase started a downsizing of their business, with the intent of achieving break-even operations in the short-term. In October 2002 it became apparent that these measures would not result in profitable or break-even operations in the near future and the Company's investment had become impaired and, accordingly, the investment was written down to the estimated fair value of nil. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Acquisition and Investments.

     In September 1998 the Company acquired, in an all cash transaction, at a total purchase cost of $4,848,000, all the outstanding common shares of, mpc-Software GmbH, a software distributor located in Frankfurt, Germany. The acquisition enabled the Company to establish an immediate direct sales and technical support presence in the mid-European market

      In September 2000, the Company purchased certain assets and assumed certain liabilities of Constellar Corporation. As a result of this acquisition, DataMirror acquired the Constellar Hub EAI software technology as well as certain related assets including computer equipment, office furniture and other fixed assets, accounts receivable, customer contracts and alliance contracts, and assumed certain related liabilities including accounts payable and deferred revenue. The Constellar acquisition was valued at approximately $16,500,000 (including the full value of contingent consideration). The contingent consideration consisted of up to U.S. $3,000,000 payable contingent on certain revenue targets being generated from the acquired technology during the three-year period ending August 31, 2003. In November 2001, a payment of $724,000 was made in payment of contingent consideration of $856,000 for the period ended August 31, 2001 less a holdback of $132,000 related to assets purchased which are not realized.

     On May 18, 2001, the Company purchased the technology and certain related assets of saipx Inc. ("saipx"), a developer of pervasive mobile computing and turnkey solutions for SAP for cash consideration of $293,000. The Company's Pervasive Gateway, Synapse Agility and Synapse Mobility products are based on saipx technology.

     On June 8, 2001 the Company purchased the technology and certain related assets of BDI Systems, Inc. ("BDI"). BDI developed bi-directional, Java-based, data transformation software that exchanges data between XML (eXtensible Markup Language), relational database and text formats, as well as web-based reporting. The Company's Transformation Server for XML product includes technology acquired from BDI and the Company's DB/XML Transform and DB/XML Vision products are based on BDI technology. Total consideration for the transaction was cash of $424,000 and 50,000 shares of common stock with a value of $307,000 to be released from escrow over two years. The assets acquired have been accounted for as acquired technology of $424,000 and deferred compensation of $307,000. The technology will be amortized over a period of three years. The deferred compensation will be amortized over two years.

     On March 18, 2002, the Company announced its intention to make a take-over bid for all of the shares of Idion Technology Holdings Limited ("Idion"), a South African company listed on the JSE Securities Exchange ("JSE") under the symbol IDI, in a cash bid valued at $9.8 million. On April 18, 2002, the bid was increased to $18.9 million, and subsequently, on May 8, 2002, the bid was further increased to $30.4 million. On July 4, 2002 the Company closed its bid to acquire Idion, having not been successful in completing the take-over. At May 31, 2003, the Company owned approximately 43,568,000 or 38.46% of Idion's outstanding common shares acquired at a cost of $9,548,000.

      On January 7, 2003, the Company acquired the technology and certain related assets of SmartSales Inc., a developer of CRM solutions, in a cash transaction. The Company acquired current assets valued at $15,000, capital assets valued at $22,000 and technology valued at $332,000 for cash consideration of $369,000. The technology acquired will be amortized over a term of one year.

      The Company will continue to pursue its strategy of developing and marketing software solutions that allow companies to integrate, protect, capture and audit their data. More enterprises are expected to recognize the importance of managing data for business intelligence, enterprise application integration and e-business applications in real-time. To establish and maintain useful databases for these purposes, data must be captured, transformed and flowed from the source databases that generate operational data to separate databases such as data warehouses or web servers in real-time. Competitive pressures are forcing more companies to be available to their customers 24 hours a day. Having key operational systems unavailable due to planned (system maintenance, upgrade or backup) or unexpected (hardware or communications failure) system outages is no longer acceptable. The US Food and Drug Administration ("FDA") is mandating that all FDA-regulated firms provide electronic audit trails, also known as E-Records, for FDA examination. It is expected that federal regulators in other industries will follow suit and mandate similar E-Records requirements. The Company's LiveBusiness solutions are designed to help companies address all these needs. It is the Company's intention to try to acquire the remaining shares of Idion from its existing management.

     Some of the key growth issues the Company faces include building and managing its direct and indirect distribution channels, increasing its marketing efforts to enhance general market awareness of its products, continuing to improve the efficiency and functionality of its existing products, introducing new products, hiring quality people and maintaining adequate management reporting and information systems. The Company continues to invest in these areas in order to achieve its growth objectives.

     During fiscal 2003 the Company adjusted its business model to drive a significant improvement in operating profits. We believe that these adjustments have positioned us to continue to drive increased levels of profitability in the coming year. The Company's balance sheet is strong and we remain confident that our LiveIntegration, LiveResiliency, LiveAudit and LiveCapture solutions will continue to resonate in the marketplace. We believe our near and long-term prospects for success remain strong, but are aware of the uncertain economic and business conditions that could cause fluctuations in operating results. Nevertheless, the Company remains committed to its objective of generating significant value for its shareholders, customers, business partners and employees.


B.    Business overview

Description of Operations

      The Company designs, develops and markets software solutions for real-time data integration, resiliency and data monitoring. The Company's comprehensive family of products allows companies to capture, transform and flow data in real-time across multi-platform computing environments. The Company's software products provide business data integration, giving its customers the ability to keep corporate data integrated, distributed and available within enterprises and across the Internet. The Company's resiliency solutions provide disaster recovery and avoidance ensuring highly available 24/7 business operations under any circumstances. The Company's data monitoring solution allows companies to monitor, track and report on critical information stored in their databases to ensure the security of their data assets at all times. The Company's products are suited to such business applications as building and replenishing data warehouses, data distribution and workload balancing, e-commerce and the integration of e-business applications with operational and legacy systems, enterprise application integration ("EAI"), monitoring and reporting on the integrity and security of data assets, mobile and remote data capture for ERP systems, high availability and back-up and recovery applications.

      The Company derives its revenue from three main sources, sales of software licenses, software maintenance and support contracts and consulting and implementation services. The sale of software licenses has historically been on a direct basis to the Company's customers in North America, Asia Pacific and much of Europe, while also employing indirect sales channels, such as distributors and remarketers in these territories. In Australia, South and Central America and certain European countries the Company sells mainly on an indirect basis through distributors or remarketers who may also provide customer support and service to end users. The Company sells single and multiple-year software maintenance and support agreements with the related software licenses. These agreements are generally renewed on an annual basis after expiry of their initial term. Revenue from consulting and implementation services is derived primarily on a time-and-materials basis under a services agreement with the customer, which in some cases may be pre-billed with the related software licenses.

      The Company's predecessor was incorporated in November 1993 as a software research and development firm focused on the problem of transformational data replication across various hardware and database platforms. Since the introduction of the Company's Transformation Server software in October 1994 as an IBM iSeries (AS/400) data replication product, the Company has commercially released several new versions and extensions of Transformation Server, extending its functionality to become a cross-platform transformational integration solution. Transformation Server now offers bi-directional data capture, transformation and flow to and from a variety of mid-range servers, mainframe processors and software databases including:
DB2/UDB running on IBM iSeries (AS/400), UNIX (HP, AIX, SUN) and OS/390; Oracle databases running on UNIX (HP, AIX, SUN), Linux and Windows NT/2000 platforms; Sybase databases running on UNIX and Linux platforms; Microsoft SQL Server databases; XML data sources; and PointBase Java databases.

      The Company's major resiliency product, High Availability Suite for IBM iSeries (AS/400) (also known as HA Suite), was released in November 1998. HA Suite is an iSeries (AS/400) high availability solution that captures objects and database transactions from primary systems, mirrors them to one or more recovery systems, and invokes operational switching as required. HA Suite was complemented and enhanced in mid 1999 with the introduction of DataMirror iCluster software, an iSeries (AS/400) cluster management solution that includes a GUI to define nodes in a cluster, determine what data and objects are mirrored to specific nodes and monitor the entire cluster from a single station.

     The Company's major EAI product, DataMirror Constellar Hub, is an EAI solution which enables data movement, transformation and integration between a wide variety of mixed system environments. It supports over 40 data types including real-time, batch and message-oriented systems.

      The Company has also developed additional software products including iDeliver, a data integration product that delivers data from Transformation Server sources to Windows desktop data stores, Enterprise Administrator, an enhanced Java based graphical user interface ("GUI") for administration of the Transformation Server family of products.

      During the past three years the Company introduced the following software products:

         1. LiveAudit. An extension of DataMirror's Transformation Server software that enables companies in regulated industries such as pharmaceutical, health-care and food services to meet requirements to provide electronic audit trails of changes to their operational databases for regulatory examination;

         2. iReflect. A high availability solution for Oracle 9i databases, which can be used for resiliency, disaster avoidance and recovery. iReflect is an extension of the Company's High Availability Suite for IBM iSeries (AS/400);

         3. Transformation Server for DB2/UDB Version 4.6. An extension of DataMirror's Transformation Server software to extend native support for DB2/UDB on additional platforms where data resides, including Linux and Microsoft Windows NT/2000;

         4. Transformation Server for XML. An addition to DataMirror's Transformation Server software family, which enables companies to capture, transform and flow data in real-time to and from common database formats and XML;

         5. iCluster for EMC Symmetrix. Resiliency software for the IBM iSeries (AS/400) that is closely integrated with EMC Corporation's system and storage replication solutions Symmetrix Remote Data Facility (SRDF(TM)) and TimeFinder(TM). iCluster for EMC Symmetrix increases application availability and workload distribution in EMC iSeries (AS/400) environments;

         6. Pervasive Gateway. Pervasive Gateway is a client-server software solution that extends SAP functionality to remote users by allowing them to execute ERP transactions from mobile devices. Business applications of Pervasive Gateway include warehouse and shop floor operations, time and attendance, asset management, transportation management, service/sales force automation and CRM. The solution can be deployed on any DOS, Windows or Windows CE based computer or mobile device including industry standard PCs, PDAs, handheld computers and rugged portable computers for use in industrial settings. Transactions can be executed in on-line mode in near real-time or in batch-mode to support disconnected devices and network interruptions;

         7. Synapse Agility. An enhancement toolkit extending the capabilities of SAP's Report Distribution and Job Scheduling functionality built to work with SAP (R) R/3 (R);

         8. Synapse Mobility. Allows mobile data collection devices to communicate in real-time with the bar-code server and with the SAP R/3 software suite. Synapse Mobility runs on a Windows NT/2000 workstation and economically extends SAP systems to mobile environments;

         9. DB/XML Transform. An engine for bi-directional data transformation between XML, database and text formats;

         10. DB/XML Vision. A cost-effective, scaled-down version of DB/XML Transform for simple database to XML conversion projects. The software automatically creates XML documents containing hierarchical data from any database for B2B applications, EDI, database integration and conversion;

         11. LiveConnector. An integration solution that enables information flow between CRM, ERP or packaged software applications. LiveConnector uses application-specific adapters to capture, transform and flow business transactions in real-time between various applications within the organization. Previously incompatible applications can use LiveConnector to integrate and share data, providing consistency in the data available across the enterprise. The solution is comprised of a set of pre-built adapters, including a Siebel 2000 validated adapter, that support multiple business transactions, capture, transform and flow data integration software, and expert implementation services;

         12. iCluster for IBM TotalStorage(TM) Enterprise Storage Server(TM). DataMirror iCluster for IBM TotalStorage Enterprise Storage Server
         (ESS) is a single integrated software solution for highly available business operations in IBM eServer iSeries environments. iCluster for IBM ESS enables high levels of data and application resiliency for Storage Area Networks (SANs) running on IBM iSeries and ESS systems. iCluster for IBM ESS integrates with IBM's Advanced Copy functions, Peer-to-Peer Remote Copy (PPRC) and FlashCopy(R) to provide availability at the storage level, system level and application level; and

         13. Outsmart. A simple CRM software solution for Sales Force Automation and Pipeline Management. The solution works within Microsoft(R) Outlook(R).


Principal Markets

      The Company operates in only one industry, the business of developing and marketing computer software products. The Company has two reportable segments, North America and Europe, based on the geographic location of its operations. The Company's geographical revenue distribution has been as follows:

FOR THE YEARS ENDED
                                                  January 31,

                                    2003             2002              2001
                                    ----             ----              ----
        Canada                       6.9 %            5.2 %             3.4 %
        United States               53.6             50.4              50.0
        United Kingdom              18.7             24.0              26.8
        Germany                      8.1              9.8               6.9
        Other                       12.7             10.6              12.9
                                   -----            -----             -----
                                   100.0 %          100.0 %           100.0 %
                                   =====            =====             =====

         Additional information about the geographic segments of the Company's business is available in "Management's Discussion and Analysis of Financial Condition and Results of Operations", incorporated by reference herein, and in the Consolidated Financial Statements of the Company for the year ended January 31, 2003, Note 17, Segmented Information.


Pricing and Licensing Practices

      A typical licensing transaction for the Company's two primary software products, Transformation Server and High Availability Suite, includes the purchase of at least two licenses, one license to act as a source utility for each of the computers from which the customer intends to replicate data, and one or more licenses to act as a target utility for each computer to which the customer intends to replicate data. The Company often sells a customer additional licenses or increased use licenses as the implementation of a customer project proceeds or as a customer undertakes additional or expanded projects that require additional data and application integration capability across the enterprise.

      Following mid-range software industry practice, the Company's license prices vary depending on a number of factors. The Company licenses Transformation Server and High Availability Suite using a pricing model that considers the operating system and relative size and processing capability of the computer hardware platform on which the software will operate and the location of the purchaser. In general, license prices are higher for multiple processor and large-scale processor computer models than for small processors, and for UNIX, iSeries (AS/400) and OS/390 platforms than for Windows NT platforms. It is the Company's general practice to charge customers transfer or upgrade fees if they want to move licensed software from one platform to another.

      Licenses for the Company's Constellar Hub are typically priced based on usage volume and whether the license will be used on a production or development system. As such, pricing may vary widely depending upon, among other things, a customer's computing systems environment. iDeliver pricing is similar to Transformation Server pricing, and is based on the number of iDeliver Client concurrent users.

      The standard U.S. dollar list pricing per license for Transformation Server, DB/XML Transform and iReflect, ranges from as low as $5,000 to almost $225,000. Licenses for LiveAudit are typically sold in conjunction with licenses for Transformation Server at a discount from the Transformation Server pricing. The price for a license for High Availability Suite and iCluster ranges from U.S.$10,000 to almost U.S.$300,000. Production licenses for Constellar Hub generally range from $25,000 to almost $325,000. Pervasive Gateway is a client-server solution. Pricing is based on the number of servers, the number of clients and the number of customised ERP transactions that a customer requires. The base price for a solution is approximately U.S.$100,000 and increases depending on the number of customised ERP transactions and number of client licenses required.

Research and Development

         The Company has made significant investments in product development over the past few years, including introducing several new internally-developed software products and adding features and integrating acquired technologies into existing products. The Company incurred research and development expenses (before investment tax credits) of $10,459,000 for the twelve months ended January 31, 2003 and $10,895,000 for the twelve months ended January 31, 2002. Such expenditures constituted approximately 16.7% and 19.5% of the Company's revenue for fiscal 2003 and 2002, respectively. Research and development expenses are comprised of salaries and other direct costs associated with the development of new products and existing products.

         The Company has historically improved on its products and on the value it has been able to deliver to customers through its ongoing efforts to continually improve its software products through new versions and increased functionality that responds to the needs of its customers and helps it retain its competitive advantage in its market spaces. The Company intends to continue to make substantial investments in research and development to enhance existing products, develop new products and to respond to technological change and competitive products and services. The main focus of the Company's planned research and development activities for fiscal 2004 will be to continue to develop and devote resources to its integration, resiliency and audit solutions and to continue to make general enhancements to its existing products. For further detail on the Company's planned research and development activities for fiscal 2004, see "Operating and Financial Results and Prospects - Outlook".

Sales and Marketing

         The Company markets and sells licenses for its software products primarily through its direct sales force in North America, much of Europe and Hong Kong. In addition to its direct sales activities, the Company also employs indirect sales channels, such as distributors and resellers, in North America, Europe, Asia and the Pacific rim. In Australia, Central and South America and in certain European countries, the Company sells mainly on an indirect basis through distributors and resellers, who may also provide customer support and service to end users.

         The Company's direct sales staff consists of technically trained salespersons and engineers who serve customers' IS and business management staffs. Direct sales and related support personnel are organized by designated regional sales territories and/or product line, each reporting directly to head office, in the case of the Americas and the Asia Pacific region, or DataMirror (Europe) head office in London, England, in the case of European sales. The Company's sales staff covers the North American market from its head office in Markham, Ontario and from branch offices in New York, New York; Chicago, Illinois; and Newport Beach, California. The Company's direct sales in Europe are conducted from the offices of DataMirror (UK) Limited in London, England, and European branch offices in Antwerp, Frankfurt and Paris. The Asia and Pacific rim office is located in Hong Kong.

         The Company uses its World Wide Web site as a sales channel and customer service centre. Customers and potential customers may download trial versions of particular software products and obtain on-line access to product demonstrations. The Company also offers certain product support assistance on the Web, including the ability for customers to generate their own temporary user authorization codes, download product upgrades and obtain product information through the Company's on-line KnowledgeBase.

      In addition to the activities described above, the Company's marketing efforts include advertising, direct mail and public relations programs, participation in industry trade shows and individual and joint organization of seminars, Webcasts and conferences to promote its products.

Resellers

The Company has focused on establishing relationships with resellers who are well established and financially stable industry leaders. The following are some of the key resellers that the Company has entered into reseller agreements with in the past 2 fiscal years.

      In 2002 the Company entered into a global DataWorld Partner agreement with Cap Gemini & Ernst & Young. In Mexico, the Company has signed a Value-Added Remarketer agreement with IBM Mexico, a subsidiary of IBM, for IBM Mexico to resell a number of the Company's products.

         The Company also signed a reseller agreement with Nissay Information Technology Co., Ltd. of Japan, a leading provider of systems integration, network-related and outsourcing services to clients in the insurance, financial services, health care and medical services industries.

      To further strengthen the Company's position in the US government sector, the Company signed a reseller agreement with Science Applications International Corporation (SAIC), the largest employee-owned research and engineering firm in the United States. SAIC brings a concentration of customers in the US federal government sector and telecommunications industry, and holds major contracts with the U.S. Department of Energy and Department of Defense.

Alliances

      The Company has also developed distribution and marketing channels through alliances with vendors that offer products that are complementary to the Company's products. The details of these arrangements vary, but they are generally co-operative arrangements in which alliance partners may recommend DataMirror's products directly to their customers as part of a larger systems solution.

     Included among the key alliances that the Company entered into in the past 2 years are BEA Systems, where the Company joined the BEA Star Program to provide a BEA-READY (TM) XML Solution, and Business Objects to help position the Company in the data integration marketplace.

     The Company has joined the Siebel Alliance Program and has successfully validated the integration of the software portion of the LiveConnector version
2.0 packaged service with Siebel 2000. Siebel Systems, Inc. (Nasdaq: SEBL) is a leading provider of multichannel eBusiness applications software.

     The Company's iCluster software has successfully completed interoperability testing with IBM's TotalStorage Enterprise Storage Server
(ESS) products and has earned IBM TotalStorage Proven status. DataMirror iCluster for IBM ESS extends the capabilities of iCluster to enable the highest levels of data and application availability for Storage Area Networks
(SANs) running on IBM iSeries and ESS systems.

     In April 2002, the Company joined EMC's Developer's Program. The Company's application-aware iCluster for EMC Symmetrix is integrated with EMC's system and storage replication solutions. iCluster for EMC Symmetrix will help customers achieve a higher level of availability and resiliency on IBM iSeries (AS/400) systems.

     The Company signed a strategic alliance with SSA Global Technologies, a worldwide provider of enterprise solutions and services with 6,500 client implementations, to provide DataMirror's LiveAudit solution as the preferred E-Records audit trail solution for it's global customer base.

Customer Service and Support

         The Company offers annual maintenance and support contracts for its software products. Customers may obtain support either (i) on business days during certain standard business hours (depending on location), or (ii) 24 hours a day, 7 days a week for an additional charge. Product support is delivered by a combination of telephone, fax, electronic mail and materials available on the Company's website. If purchased, product maintenance and support includes product revisions and updates that are commercially released within the support period. The Company also offers its on-line knowledge base in a variety of languages including French, German and Spanish to better serve its worldwide customer base.

         The Company also supports its customers with a range of professional services including education, consulting, training and implementation services. The Company offers systems engineering expertise to assist customers with the initial implementation of the Company's software on customers' systems. Longer term consulting services, which generally occur less frequently than implementation services, consist of a range of on-site engagements that are custom designed to assist individual customers through successive phases of their business data integration efforts. Professional services are generally priced based on a time and materials basis depending on the customer's requirements.

Products

      The Company designs, develops and markets software solutions for real-time data integration, resiliency and data monitoring. The Company's products include:

Transformation Server

      DataMirror Transformation Server software is a flexible, high performance, peer-to-peer data integration solution that enables users to capture, transform and flow data in real-time throughout the enterprise and across the Internet. Transformation Server simplifies the process of working in a heterogeneous world. It enables users to easily and seamlessly move and share data in real-time among mixed system environments. For organizations with homogeneous computing environments, Transformation Server provides high performance, cost effective data integration between like databases.

      Transformation Server provides bi-directional data integration among DB2/UDB running on IBM iSeries (AS/400), UNIX (HP, AIX, SUN) and OS/390; Oracle databases running on UNIX (HP, AIX, SUN), Linux and Windows NT/2000 platforms; Sybase databases running on UNIX and Linux platforms; Microsoft SQL Server databases; XML data sources; and PointBase Java databases. Flat file integration is also supported. The product's web-enabled Enterprise Administrator interface enables administration and monitoring of a complex integration network from a single location. It also provides metadata management capabilities. With an open Application Programming Interface (API), Enterprise Administrator enables customers and application providers to take control of Transformation Server's real-time, multi-platform data integration capabilities and incorporate these functions directly into their own solutions. Wireless administration is supported via DataMirror's iTransmit product.

      With flexible data selection and filtering, built-in transformation and enhancement capabilities, and extended support for ODBC compliant subscriber systems, Transformation Server enables DataMirror's customers to employ a wide range of business applications including e-Business, business intelligence, enterprise application integration, CRM and a host of other distributed data applications.

      Transformation Server licensing and related fees account for approximately 60% of the Company's overall revenue. The Company depends mainly on direct sales for revenue for its Transformation Server product as such the sale of this product is not dependent on indirect sales channels and calendar quarter seasonality to the same extent as the Company's HA Suite and iCluster products. See "Risk Factors - Dependence on Distribution Channels" and "Risk Factors - Seasonality".

High Availability Suite and iCluster

      The Company's major resiliency product, High Availability Suite for IBM iSeries (AS/400) (also known as HA Suite), was released in November 1998. HA Suite is an iSeries (AS/400) high availability solution that captures objects and database transactions from primary systems, mirrors them to one or more recovery systems, and invokes operational switching as required. High Availability Suite was complemented and enhanced in mid 1999 with the introduction of DataMirror iCluster software, a high availability cluster management solution for a `cluster' or integrated network of IBM iSeries (AS/400) systems. High Availability Suite is comprised of the following four integrated components:

     (i) data mirroring functionality which captures database transactions on primary systems and mirrors them, on a continuous or periodic basis, to one or more secondary or back-up iSeries computers;

     (ii) object mirroring functionality that provides continuous or periodic, on-demand mirroring of non-data objects, such as user id's and security profiles, from primary systems to one or more secondary or back-up computers;

     (iii) role switching capability to detect primary system failure and invoke operational switching from primary iSeries (AS/400) systems to secondary or back-up computers in the event of planned or unplanned system outages; and

     (iv) administration, monitoring and inquiry functions, allowing system administrators to monitor and analyse both current and historical information regarding the status of the HA Suite mirroring process.

     In mid-1999 DataMirror released its iCluster cluster management product for IBM iSeries (AS/400). iCluster is a solution for ensuring the continuous availability of business-critical applications such as e-Business, ERP and customer-facing applications. iCluster can be installed on distributed systems to maintain around-the-clock system availability.

     A `cluster' consists of an integrated network of iSeries (AS/400) systems (or nodes) that work together to provide seamless iSeries (AS/400) operations. If the node in a cluster that provides a service can no longer perform this role, operations are automatically switched to a designated backup node. To achieve this objective, objects and data must be replicated from the primary system to the backup node so that operations can be easily moved to this node. DataMirror iCluster software complements High Availability Suite for clustered iSeries servers. iCluster enables users to define nodes in a cluster, determine what data and other critical objects are mirrored to specific nodes and monitor the entire cluster from a single station. It also handles the data and object mirroring requirements of clustered high availability environments.

     In 2000 DataMirror released XtremeCache, a technology exclusive to DataMirror iCluster and High Availability Suite that optimizes the flow of data into and out of a high speed software cache. XtremeCache enhances the business availability and system back-up and recovery capabilities of HA Suite and iCluster.

     The Company depends on both direct and indirect sales for the revenue for its iCluster and HA Suite products. The sale of these products is often linked to the sale of IBM hardware by IBM Business Partners. Generally, sales of these products are strongest in the calendar quarter ending December 31st and are reflected in the Company's fourth fiscal quarter of each year. There can no assurance that the Company will continue to be successful with the indirect sales model or will continue to partner with motivated distributors as the Company tries to grow revenue from these products. A weak calendar fourth quarter for IBM hardware and IBM Business Partners will adversely affect revenue from these products

iReflect

     DataMirror iReflect is a resiliency product designed for Oracle 9i databases. It is designed to reduce system downtime for Oracle environments. The software is used for disaster avoidance and recovery. iReflect uses intelligent database-level mirroring to provide a cost-effective solution to help businesses running Oracle achieve superior uptime and availability for their valuable data assets. It mirrors Oracle database transactions from the primary system to the recovery system in real-time. The software also has the ability to detect primary system failure and invoke operational switching to enable highly available business operations in Oracle environments. iReflect supports log-based replication of Oracle databases.

     iReflect enhances the inherent availability features of Oracle databases to provide thorough protection against failures. Whereas tape backups may result in loss of data and require considerable time and effort to restore data since the last backup, iReflect provides a resiliency solution in the event of planned or unplanned downtime. iReflect's flexible architecture supports one-to-many, many-to-one and two-way replication scenarios.

     Customers generally can use DataMirror resiliency products for 24/7 access to key databases, disaster avoidance and recovery, minimizing the costs of both planned and unplanned downtime, enhancing service levels and promoting customer retention and loyalty, efficient distribution of data processing and workload balancing and ensuring the continuity of supply chains and e-Business environments.

     The licensing and other related fees for High Availability Suite, iReflect and the Company's other resiliency products account for approximately 35% of the Company's overall revenue.

Constellar Hub

         DataMirror Constellar Hub is an Oracle-based enterprise application integration tool that enables the movement, transformation and integration of data between heterogeneous system environments from a central point of control. With DataMirror Constellar Hub, organisations can integrate a wide variety of applications. It supports over 40 data types including real-time, batch and message-oriented systems. DataMirror Constellar Hub options include interfaces for Oracle Applications and PeopleSoft and connectors to MQSeries and SAP. The solution incorporates support for XML, HTTP and FTP to allow e-business transactions to be readily integrated with a company's other core systems including ERP and CRM applications.

LiveAudit

      LiveAudit is a software solution based on Transformation Server technology that allows organisations to monitor the security of their data assets and meet electronic records requirements imposed by regulators. For example, the electronic records regulations of the U.S. FDA require all FDA regulated companies to use computer-generated, time stamped audit trails to ensure the integrity of systems storing FDA-related records. LiveAudit captures historical database information and transactional details that would otherwise be overwritten. LiveAudit can track any changes made to an application database as well as the time the change was made and the identity of the user. LiveAudit can be deployed across a wide range of industries including financial services, government, e-Business and retail to combat fraud, enhance security and accountability, and improve customer service levels.

Pervasive Gateway

     DataMirror Pervasive Gateway is a client-server software solution that extends SAP functionality to remote users by allowing them to execute ERP transactions from mobile devices. Business applications of Pervasive Gateway include warehouse and shop floor operations, time and attendance, asset management, transportation management, service/sales force automation and CRM.

The solution can be deployed on any DOS, Windows or Windows CE based computer or mobile device including industry standard PCs, PDAs, handheld computers and rugged portable computers for use in industrial settings. Transactions can be executed in on-line mode in near real-time or in batch-mode to support disconnected devices and network interruptions.

Other Products

      The Company's other software products include:

      (i) iDeliver. A data integration product that delivers data from Transformation Server sources to Windows desktop data stores;
      (ii) Transformation Server for XML. An addition to DataMirror's Transformation Server software family, which enables companies to capture, transform and flow data in real-time to and from common database formats and XML;
      (iii) iCluster for EMC Symmetrix. An application-aware technology that is closely integrated with EMC Corporation's system and storage replication solutions Symmetrix Remote Data Facility (SRDF(TM)) and TimeFinder(TM). iCluster for EMC Symmetrix provides higher levels of application availability and workload distribution in EMC iSeries environments;
      (iv) Synapse Agility. An enhancement toolkit extending the capabilities of SAP's Report Distribution and Job Scheduling functionality, built to seamlessly bolt-on to SAP (R) R/3(R);
      (v) Synapse Mobility. Allows mobile data collection devices to communicate in real-time with the bar-code server and with the SAP R/3 software suite. Synapse Mobility runs on a Windows NT/2000 workstation and extends customers' SAP systems to mobile environments;
      (vi) DB/XML Transform. An engine for bi-directional data transformation between XML, database and text formats;
      (vii) DB/XML Vision. A cost-effective, scaled-down version of DB/XML Transform for simple database to XML conversion projects. The software automatically creates XML documents containing hierarchical data from any database for B2B applications, EDI, database integration and conversion;
      (viii) LiveConnector. An integration solution that enables information flow between CRM, ERP or packaged software applications. LiveConnector uses application-specific adapters to capture, transform and flow business transactions in real-time between various applications within the organization;
      (ix) iCluster for IBM TotalStorage(TM) Enterprise Storage Server(TM). A single integrated software solution for highly available business operations in IBM eServer iSeries environments. iCluster for IBM ESS enables high levels of data and application resiliency for Storage Area Networks
                  (SANs) running on IBM iSeries and ESS systems; and
      (x) Outsmart. A simple CRM software solution for Sales Force Automation and Pipeline Management that works within Microsoft(R) Outlook(R).

Competition

Overview

      The Company competes in markets that are competitive, subject to and affected by changes in technology, product innovations and the actions of its competitors. Based on the variety of operating systems, databases and hardware platforms upon which the Company's products operate, the Company can expect a number of sources of competition. The primary sources of competition are:

  o Hardware and Database Vendors. Many hardware and database vendors, including IBM, Microsoft, Oracle and Sybase, also offer integration, resiliency and capture software products, either as stand-alone products or as a technological component of their hardware, operating system, database or other software products. Such products tend to be focused on the vendors' core hardware or database offerings, and generally do not offer the full range of functionality and cross-platform compatibility of the Company's products. Nevertheless, such products can and do pose significant competition for the Company's products. Many of these vendors are significantly larger than the Company and have significantly longer operating histories, greater financial resources and more market and brand recognition than the Company. If IBM, Microsoft, Oracle, Sybase or other leading vendors were to introduce, enhance or expand cross-platform data integration tools designed to move or integrate data rapidly and seamlessly among a wide variety of different databases and computer platforms, such tools could represent even more significant competition to the Company and to a wider range of the Company's products. Although the Company has participated in product alliance, joint marketing, product referral and other co-operative arrangements with such vendors, there is no guarantee that any such arrangements will be available or will continue in the future.

  o Independent Software Vendors. A number of independent software vendors have developed integration, resiliency and capture software products for a variety of databases and computer platforms, including platforms supported by the Company's products such as IBM DB2 on various platforms, Oracle, Sybase and SQL Server. These products may offer varying degrees of bi-directional replication capability, platform compatibility and continuous or periodic replication ability, and offer significant direct competition with the Company products including in particular Transformation Server, HA Suite, iCluster and Constellar Hub. As with hardware and database vendors described above, many of these independent software vendors are significantly larger than the Company and have significantly longer operating histories, greater financial resources and more market and brand recognition than the Company.

  o In-house Development. Many large business organisations have sizeable information systems departments and software development and programming staff. These organisations may choose to develop their own custom software for their internal integration, resiliency and capture requirements. The Company has encountered, and expects to continue to face, competition for the sale of its products from such in-house development efforts.

Integration Software Market

         In the market for integration software the Company's Transformation Server and Constellar Hub products face competition from specific data replication software products, designed for use on many of the platforms between which Transformation Server and Constellar Hub function, including the following products from the following vendors:

      Data Propagator and MQSeries from IBM; Oracle Replication from Oracle; Sybase Replication Server from Sybase; SQL Replication (DTS) from Microsoft; Symbiator from Vision Solutions (a subsidiary of Idion Technology Holdings Inc.); OmniReplicator from Lakeview Technology; Detail from Striva; DataStage from Ascential; PowerCenter from Informatica; ETI-Extract from ETI; webMethods Integration Platform from webMethods; integration solutions from SeeBeyond Technology and Mercator; and Businessware Integration Platform from Vitria.

         The Company tries to differentiate Transformation Server from competitive products by promoting the following product features and capabilities: (i) unique "Capture, Transform and Flow" architecture which provides the ability to deliver real-time, transaction based data integration solutions (ii) single Java - enabled GUI (Enterprise Administrator) which enables administration, and operational control of Transformation Server across platforms and databases within the enterprise from a single point (iii) sophisticated Enterprise Administrator Monitor which provides "Visualization" of complex integration networks and allows the creation of user-defined network diagrams to monitor operations status and performance; (iv) rapid deployment with minimum requirement for programming or professional services;
(v) diverse heterogeneous platform and database support; and (vi) peer-to-peer architecture (as opposed to hub-and-spoke or staging) facilitating high speed, high transaction throughput.

      The Company tries to differentiate its Constellar Hub product from the competitors by promoting the following features: (i) an advanced hub and spoke architecture that provides a single point of contact for all data sources;
(ii) real-time data flows and full integration with Transformation Server;
(iii) pre-built application interface support for leading ERP and CRM applications; (iv) ease of use; and (v) use of PL/SQL as its transformation language.

         There can be no assurance that competitors won't add these or similar features to their products or that the Company will be successful in selling its products by promoting these features and differentiators.

Resiliency Software Market

         In the IBM iSeries (AS/400) market for resiliency software, the Company's HA Suite and iCluster products compete against other system mirroring software products that are generally designed to move data and maintain a current back-up of an entire iSeries (AS/400) system on a second iSeries (AS/400), perform operational switchover in the event of system failure, and mirror all database activity as well as all non-database file and object activity. This market space has fewer, more readily identifiable direct competitors. The primary competitors are Lakeview Technology who sell Mimix Suite and Vision Solutions -who sell Vision Suite. Both of these competitors have greater market share than the Company and have longer operating histories in the iSeries (AS/400) resiliency market. Recent products to enter this market include Echo2 from iTera and NOMAX from Maximum Availability.

    The Company tries to differentiate HA Suite and iCluster from competitive products by promoting the following features and capabilities: (i) single code based for data replication, object replication, monitoring and switching capabilities; (ii) unique Match/Merge technology for synchronisation on the recovery server; (iii) real-time auto registration; (iv) object type support; and (iv) implementation methodology.

    The Company also tries to differentiate itself from its competitors in terms of: (i) the Company's publicly disclosed financial position; (ii) the Company's partnerships and alliances; (iii) the quality of the Company's support and professional services offerings; and (iv) the responsiveness and innovation of the Company's development team.

    There can be no assurance that competitors won't improve their products and services to respond to these differentiators or that the Company will be successful in selling its products by promoting these differentiators. IBM continues to add features to its database and operating systems that may make it easier for new entrants or customers to develop their own resiliency solutions. IBM may also choose to offer its own resiliency solution in the future.

    In the Oracle market for resiliency software, the Company's iReflect product competes against other database replication software products that are generally designed to move data and maintain a current back-up of an entire Oracle database on a second system. The main competitor in this market space is Quest Software which sells its SharePlex product. The Company tries to differentiate the iReflect product from competitive products by promoting the following features and capabilities: (i) real-time log-based replication; (ii) DDL (Data Definition Language) support; (iii) real-time auto registration; and
(iv) high speed operational switching. There can be no assurance that the Company will be successful in selling into this market. In addition, Oracle may add features to its database or the Oracle 9iAS platform that make it easier for new entrants or customers to develop their own resiliency solutions. Oracle may also choose to offer a resiliency solution that competes directly with iReflect in the future.

Audit Software

      The Company's LiveAudit software was developed as an out-of-the-box solution to meet the electronic records requirements of the FDA. The Company tries to differentiate the LiveAudit product in terms of its out-of-the-box, non-intrusive integration with existing systems and databases. The Company expects that competitors will also develop solutions for electronic records compliance. The Company also expects that existing providers of ERP solutions to regulated companies will add electronic records compliance features to their existing solutions.

Capture Software

      There are a number of competitors in the market for SAP mobile connectivity solutions including SAP. The Company tries to differentiate its Pervasive Gateway software in terms of: (i) its ability to function in both batch and on-line modes; (ii) its easy to use GUI interface; and (iii) its platform independence and the fact that it can be installed on common industry operating systems and mobile devices. There can be no assurance that competitors won't improve their products and services to respond to these differentiators or that the Company will be successful in selling its products by promoting these differentiators.

XML Software

         There are a large number of competitors in the market for XML transformation software. Many of these competitors are larger than the Company. Many of these competitors provide their software free of charge. The Company tries to differentiate its DB/XML Transform product in terms of: (i) its advanced structured query technology; (ii) its built-in support for back-end database functionality; and (iii) its portability and platform independence. There can be no assurance that competitors won't improve their products and services to respond to these differentiators or that the Company will be successful in selling its products by promoting these differentiators.

Intellectual Property

         The Company regards its software as proprietary and attempts to protect it using copyright, trademark and trade secret laws, contractual provisions regarding confidentiality, non-disclosure and ownership of proprietary information and embedded software authorization routines. Despite these precautions, it may be possible for unauthorized third parties to copy certain portions of the Company's products and obtain and use information the Company regards as proprietary. In addition, there is a risk that third parties may assert infringement claims against the Company or its products. See "Risk Factors - Potential Infringement Liability".

         The Company licenses its software products pursuant to either mutually negotiated software license and maintenance agreements or "shrink wrap" licenses (that is, licenses included as part of the product packaging) and/or "click wrap" licenses (that is, licenses which appear on a user's computer screen prior to the user being able to effectively use the software). The Company's use of "click wrap" licenses may increase as the Company further extends its product licensing activities on the Internet. "Shrink wrap" or "click wrap" licenses are not negotiated with or signed by individual licensees and purport to take effect upon the opening of the product package or upon download or an indication of acceptance by "clicking" on an acceptance indicator or button on a web page or computer screen. Certain provisions of such licenses, including provisions protecting against unauthorized use, copying, transfer and disclosure of the licensed program, may be unenforceable under the laws of certain jurisdictions.

         While the Company is unable to determine the extent of software piracy of its products, software piracy can be expected to be a persistent problem in the software industry. The Company utilises software authorization routines to provide copy protection on all platforms where hardware serial numbers are available for this purpose. However, in keeping with industry standards, the Company does not copy protect its software on Windows NT and certain other platforms. Policing unauthorized use of the Company's products is difficult, but given that, in most cases, the Company's primary software products currently require that at least one machine at any installation be fully and properly licensed, it is probable that any unauthorized use would be limited to licensed sites. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of Canada and the United States. Accordingly, it may be possible for unauthorized parties to copy or reverse engineer the Company's products or otherwise obtain and use information that the Company regards as proprietary.

Government Regulations

      The Company's LiveAudit product was developed to assist organisations regulated by the Food and Drug Administration ("FDA") to comply with 21 CFR
Part 11, the Final Rule of the FDA with respect to electronic records and electronic signatures. There can be no assurance that the FDA will not amend or repeal this Rule which could adversely affect sales of the LiveAudit product or result in increased costs associated with the development, maintenance or support of the product.


C.    Organizational Structure

      As at January 31, 2003, the Company had the following direct and indirect subsidiaries:


   SUBSIDIARY(1)                                 JURISDICTION OF INCORPORATION

   DataMirror  Europe (Holdings) Limited                England
   DataMirror (UK) Limited                              England
   DataMirror Hub Company (UK) Limited                  England
   DMC Holdings, Inc.                                   Delaware
   DataMirror, Inc.                                     Delaware
   DataMirror Benelux NV                                Belgium
   DataMirror France SARL                               France
   DataMirror Germany(2)                                A partnership under the
                                                        laws of Germany
   DM Nordic AB                                         Sweden
   DataMirror (Asia Pacific) Limited                    Hong Kong
   DataMirror Hub Company (Canada) Inc.                 Ontario
   1512630 Ontario Inc.                                 Ontario

(1) Except as otherwise noted, each subsidiary is wholly owned by DataMirror Corporation and/or one or more wholly-owned subsidiaries of DataMirror Corporation.
(2) DataMirror Germany is a partnership between two wholly-owned subsidiaries of DataMirror Corporation, DataMirror Deutschland GmbH, as limited partner, and DataMirror Deutschland Verwaltungs-GmbH, as general partner.


D.       Property, plants and equipment

         The Company's head office is located in a leased facility in Markham, Ontario, where the Company currently occupies approximately 67,222 sq. ft. of office space. The term for the leased premises shall renew on May 1, 2004 for an additional 5 year period. The Company leases private office space, generally on a short-term basis, for its sales and technical operations in Chicago, Illinois and Newport Beach, California. The Company's UK subsidiary occupies leased office space in London, England (expiry March 2004) and additional office space is leased for European branch offices in Antwerp, Belgium; Frankfurt, Germany; and Paris, France. Leases for the European offices are generally terminable on short-term notice, except for the Frankfurt location which has a lease expiring in November 2004. The Company's Asia Pacific operations are housed in leased office facilities in Hong Kong (expiry November 2003). The Company believes that its existing facilities and offices are adequate to meet its immediate requirements and that additional space in similar facilities will be available to satisfy its requirements in the foreseeable future.


ITEM 5.         Operating and Financial Review and Prospects


COMPARISON OF FISCAL 2003 TO FISCAL 2002 AND FISCAL 2002 TO FISCAL 2001

     The following information should be read in conjunction with the audited Consolidated Financial Statements of the Company for the years ended January 31, 2003 ("Fiscal 2003") and January 31, 2002 ("Fiscal 2002") presented in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which are in all material respects in accordance with accounting principles generally accepted in the United States ("US GAAP"), except as disclosed in note 20 of the audited Consolidated Financial Statements. All amounts are stated in Canadian dollars unless otherwise noted.

OVERVIEW

     The Company designs, develops and markets software solutions that enable over 1,700 companies in 61 countries to integrate, protect, capture and audit their data.


SOURCES OF REVENUE

      The Company derives its revenue from three main sources: sales of software licenses, software maintenance and support agreements and consulting and implementation services.

      The sales of software licenses have historically been on a direct basis to the Company's customers in North America, Asia Pacific and most of Europe, while also employing indirect sales channels, such as distributors and remarketers in these territories. During fiscal 2003, sales through these indirect sales channels accounted for 24% of revenue, down slightly from 26% in fiscal 2002. In Australia, South and Central America and certain European countries, the Company sells mainly on an indirect basis through distributors or remarketers who may also provide customer support and service to end users.

      The Company sells single and multiple year software maintenance and support agreements with the related software licenses. These agreements are generally renewed on an annual basis after expiry of their initial term.

      Revenue from consulting and implementation services is derived primarily on a time-and-materials basis under a services agreement with the customer, which in some cases may be prebilled with the related software licenses.


CRITICAL ACCOUNTING POLICIES AND ESTIMATES

      The Company's Consolidated Financial Statements are prepared in accordance with Canadian GAAP which are in all material respects in accordance with US GAAP, except as disclosed in note 20 of the audited Consolidated Financial Statements. The preparation of the Company's financial statements is based on the selection and application of significant accounting policies, some of which require management to make significant estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to revenue, bad debts, investments, intangible assets, goodwill and income taxes. The Company bases its estimates on historical experience and on various other assumptions that are believed at the time to be reasonable under the circumstances. Under different assumptions or conditions, the actual results will differ, potentially materially, from those previously estimated. Many of the conditions impacting these assumptions and estimates are outside of the Company's control.

      The Company believes that the following are the critical judgement areas in the application of its accounting policies that currently affect the Company's financial condition and results of operations.

      Revenue Recognition. The Company's revenues are generated from the sale of software licenses, software maintenance and support fees and services.

      Revenue is recognized in accordance with Statement of Position ["SOP"] 97-2, "Software Revenue Recognition" issued by the American Institute of Certified Public Accountants ["AICPA"] in October 1997 and amended by SOP 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2", issued in March 1998. Software license revenue is recognized when persuasive evidence of an arrangement exists, the related products are shipped, there are no significant uncertainties surrounding product acceptance, the fees are fixed and determinable and collection is considered probable. Revenue from software maintenance and support agreements is recognized on a straight-line basis over the term of the related agreements. Revenue from services is comprised of consulting, training and installation fees and is recognized at the time the services are performed.

      Allowance for Doubtful Accounts. The Company maintains an allowance for doubtful accounts for the estimated losses resulting from the inability of its customers to make required payments. The Company performs ongoing credit evaluations of its customers' financial condition and if the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would likely be required. Actual collections could materially differ from our estimates.

      Investments. From time to time the Company may hold minority interests in companies having operations or technology in areas within its strategic focus, some of which are publicly traded and have highly volatile share prices. The Company records an investment impairment charge when a decline in the value of an investment occurs which is considered to be other than a temporary impairment. Future adverse changes in market conditions or poor operating results of the companies in which the Company has invested could result in losses or an inability to recover the carrying value of the investments and may possibly require an impairment charge in the future.

      Intangible Assets. The Company has intangible assets related to acquired technology. The determination of the related estimated useful lives and whether or not these assets are impaired involves significant judgements. In assessing the recoverability of these intangible assets, the Company must make assumptions regarding estimated future cash flows, market conditions and other factors to determine the fair value of the asset. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets not previously recorded. In fiscal 2003, the Company did not record an impairment charge related to intangible assets.

      Goodwill. The Company has goodwill assets arising from business acquisitions which are comprised of the excess of amounts paid over the fair value of net identifiable assets acquired. The Company performs an annual assessment of the fair value of the businesses to which this goodwill relates. In assessing the fair value of these businesses, the Company must make assumptions regarding estimated future cash flows, market conditions and other factors to determine the fair value of the business. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets not previously recorded. In fiscal 2003, the Company did not record an impairment charge related to goodwill.

      Future Income Taxes. The Company has future tax assets, which are subject to periodic recoverability assessments. Realization of the Company's future tax assets is principally dependant upon its achievement of projected future taxable income. The Company's judgements regarding future profitability may change due to future market and other factors. These changes, if any, may require possible material adjustments to these future tax asset balances by recording a valuation allowance to reduce the future tax asset to the amount that is more likely to be realized. While the Company has considered future taxable income and ongoing tax planning strategies in assessing the need for valuation allowances, in the event the Company were to determine that it would be able to realize future tax assets in excess of the recorded amount, an adjustment to the future tax assets would increase income in the period such a determination were made. Likewise, in the event the Company were to determine that it would not be able to realize all or part of its net future tax assets, an adjustment to the future tax assets would be charged to income in the period such a determination were made.

RESULTS OF OPERATIONS
The following table sets forth the Company's consolidated statements of income
(loss) for the years indicated:


                        For the Years Ended January 31,
                            (In thousands of CDN $)

                                                             2003              2002              2001
                                                        ----------        ---------          --------
   Revenue:
      License                                             $ 33,223        $  28,592         $  35,040
      Maintenance                                           23,210           20,562            14,065
      Services                                               6,057            7,222             8,353
                                                        ----------        ---------          --------
                                                            62,490           56,376            57,458
                                                        ----------        ---------          --------
   Cost of revenue:
      License                                                  239              257               514
      Maintenance and services                              12,605           13,464            11,184
                                                        ----------        ---------          --------
                                                            12,844           13,721            11,698
                                                        ----------        ---------          --------
   Gross margin                                             49,646           42,655            45,760
                                                        ----------        ---------          --------
   Operating expenses:
      Selling and marketing                                 21,289           21,542            23,815
      Research and development                              10,459           10,895             7,742
      General and administration                             8,812            9,088             9,668
      Amortization of intangibles                            2,740            3,244             1,570
                                                        ----------        ---------          --------
         Total operating expenses                           43,300           44,769            42,795
                                                        ----------        ---------          --------
   Income (loss) from operations                             6,346           (2,114)            2,965
   Investment income, net                                      611              859             1,333
   Gain (loss) from investment in PointBase, Inc.
      Dilution gain                                         (4,595)            ----             6,186
      Equity loss                                           (2,081)          (4,112)           (4,709)
                                                        ----------        ---------          --------
   Income (loss) before income taxes                           281           (5,367)            5,775
   Provision for income taxes                                2,434              297             1,067
   Net income (loss)                                    $   (2,153)       $  (5,664)         $  4,708
                                                        ==========        =========          ========


FISCAL YEAR ENDED JANUARY 31, 2003
COMPARED TO FISCAL YEAR ENDED JANUARY 31, 2002

REVENUE

      The Company's revenue is derived primarily from sales of licenses for its software products. License revenue has historically been heavily dependent on sales of Transformation Server and High Availability Suite software for use in connection with IBM iSeries (AS/400) platforms, and this trend continued in fiscal 2003, accounting for 66.5% of license revenue as compared to 66.9% in fiscal 2002. It is expected that the Company's future success will continue to depend on its relationship with IBM and the success of the AS/400 platform.

      License sales accounted for 53.2% of total revenue in fiscal 2003 as compared to 50.7% in fiscal 2002. The Company expects that software license revenues will continue to account for a substantial portion of its revenues for the foreseeable future. During fiscal 2003, 37.1% of the Company's revenue was derived from customer software maintenance and support contracts, compared to 36.5% of revenue in fiscal 2002. Revenue from services, which includes consulting, training and other services, accounted for 9.7% of revenue during fiscal 2003, compared to 12.8% in fiscal 2002.

      License. License revenue in fiscal 2003 was $33,223,000 compared to $28,592,000 for fiscal 2002, an increase of 16.2%. The increase in license revenue was largely attributable to revenue derived from new products such as LiveAudit, Pervasive Gateway and iReflect, as well as increased penetration into the High Availability for IBM iSeries market.

      Maintenance. Maintenance revenue in fiscal 2003 was $23,210,000 compared to $20,562,000 in fiscal 2002, an increase of 12.9%. This increase was a result of maintenance revenue generated by additional license sales since the end of fiscal 2002 and the renewal of maintenance and support contracts for license sales completed in prior periods.

      Services. Services revenue in fiscal 2003 was $6,057,000 compared to $7,222,000 in fiscal 2002, a decrease of 16.1%. This decrease was due to lower rates of new customer adoption, which caused a reduction in demand for implementation services.

     The Company derives most of its sales revenue from international customers, with sales outside Canada usually denominated in U.S. dollars or European currencies including pounds sterling and Euros. For fiscal 2003, sales denominated in U.S. dollars and European currencies represented 58.9% and 34.2% respectively of the Company's revenues, while a significant portion of the Company's operating expenses are incurred in Canadian dollars. Accordingly, changes in exchange rates between the Canadian dollar and these foreign currencies can positively or negatively affect the Company's operating results. The Company has a policy of hedging a portion of its foreign currency denominated accounts receivable. Management recognizes that this policy can provide only a short-term protection against a limited portion of the Company's currency exposure.

     The Company's geographical revenue distribution based on the customers' country of residence has been as follows:


      FOR THE YEARS ENDED
                                                       January 31,
                                                    2003             2002
                                                    ----             ----

        Canada                                       6.9 %            5.2 %
        United States                               53.6             50.4
        United Kingdom                              18.7             24.0
        Germany                                      8.1              9.8
        Other                                       12.7             10.6
                                                   -----            -----
                                                   100.0 %          100.0 %
                                                   =====            =====


     Transaction values for sales of the Company's products have been as large as $1,400,000, although a typical sale ranges from $70,000 to $100,000. No single customer accounted for more than 1.8% of revenue in fiscal 2003 (1.2% of revenue for fiscal 2002), and no single industry accounted for more than 23.3% of license revenue in fiscal 2003 (20.5% of license revenue for fiscal
2002).

COST OF REVENUE

      License. Cost of license revenue consists primarily of duplication, media, packaging and shipping expenses. For fiscal 2003, costs of license revenue were $239,000 (0.7% of license revenue) relatively unchanged from $257,000 (0.9% of license revenue) for fiscal 2002.

      Maintenance and Services. Costs of maintenance and service revenue consist primarily of the salary and related costs of providing those services. For fiscal 2003, costs of maintenance and service revenue were $12,605,000 (43.1% of maintenance and service revenue) compared to $13,464,000 (48.5% of maintenance and service revenue) for fiscal 2002. The gross margin on maintenance and service revenue improved slightly, as the Company realized economies of scale in the cost of providing support to its growing customer base.

OPERATING EXPENSES

      Selling and Marketing. Selling and marketing expenses include expenses for sales commissions, salaries, advertising, tradeshows, promotional materials and other selling and marketing related expenses. For fiscal 2003, these expenses totaled $21,289,000 (34.1% of revenue) down slightly from $21,542,000 (38.2% of revenue) for fiscal 2002 as the Company reduced travel and trade show related expenditures and had a reduction of headcount in this area. Management expects selling and marketing expenses to increase as the Company expands its sales and marketing activities.

         Research and Development. Research and development expenses include only salaries and other direct costs associated with the development of new products and are net of related investment tax credits. Research and development expenses were $10,459,000 (16.7% of revenue) for fiscal 2003 down slightly from $10,895,000 (19.3% of revenue) for fiscal 2002. The overall headcount in research and development was reduced from 96 at the end of fiscal 2002 to 82 at the end of fiscal 2003, however the bulk of these reductions were made late in the third quarter and did not impact the annual expense significantly.

      General and Administration. General and administration expenses consist primarily of administrative salaries, rent, recruiting costs and professional fees. For fiscal 2003, general and administration expenses were $8,812,000 (14.1% of revenue) compared to $9,088,000 (16.1% of revenue) for fiscal 2002, a decrease of 3.0%. The Company initiated a series of cost saving measures during fiscal 2003 with the goal of increasing operating profitability which, combined with a reduction in overhead expenses as a result of the headcount reductions, resulted in this reduction in costs.

      Amortization of Intangibles. Effective February 1, 2002, amortization of intangibles consists of the amortization of acquired technology. In fiscal 2002, amortization of intangibles also included the amortization of goodwill, as explained in note 2 to the financial statements. For fiscal 2003, amortization of intangibles was $2,740,000 compared to $3,244,000 for fiscal 2002. The decrease of $504,000 is due to the elimination of goodwill amortization.


INVESTMENT INCOME, NET

     Investment income, net includes interest on short-term investments and other investment income net of interest expense on long-term liabilities and lease obligations. In fiscal 2003, net investment income was $611,000 compared to $859,000 in fiscal 2002. This decrease of $248,000 over the prior year is primarily a result of earning a lower rate of interest on invested cash balances in Canada during the year as well as a further reduction in interest rates received on cash balances set aside during the second quarter in support of the Company's bid to acquire Idion Technology Holdings Limited.

     The Company invests its cash in a variety of short-term Canadian dollar denominated financial instruments, including government bonds, commercial paper and bankers acceptances. The portfolio is diversified and consists primarily of investment grade securities to minimize credit risk. Cash balances in foreign operations are generally invested in term deposits in the local operating banks. The investment in short-term financial instruments carries a degree of interest rate risk, and consequently our future investment income may fall short of expectations due to changes in short-term interest rates.

LOSSES FROM INVESTMENT IN POINTBASE

      PointBase has had a history of operating losses and, while the level of operating losses has decreased in the current year, there is little prospect of short-term profitability. In June of 2002, PointBase started a downsizing of their business, with the intent of achieving break-even operations in the short-term. In October 2002 it became apparent that these measures would not result in profitable or break-even operations in the near future and the Company's investment had become impaired and, accordingly, the investment was written down to the estimated fair value of nil.

      The equity loss from the Company's investment in PointBase was $2,081,000 in fiscal 2003 compared to $4,112,000 in fiscal 2002. The decrease was the result of several factors, including the change in accounting policy with respect to goodwill amortization, as the equity loss in fiscal 2002 included $1,000,000 in amortization of the goodwill recorded on the Company's investment in PointBase as well as reduced operating losses incurred by PointBase over the nine months ended October 31, 2002. Also, the Company's decision to write the investment in PointBase off at October 31, 2002 resulted in only nine month's of equity losses being recorded in fiscal 2003 compared to twelve months in fiscal 2002.

INCOME TAX EXPENSE

      During fiscal 2003, the Company recorded an income tax provision of $2,434,000 as compared to a provision of $297,000 in fiscal 2002.

      The combined basic Canadian federal and provincial tax rate used in determining the income tax provision for fiscal 2003 was 38.6% [2002 - 41.7%]. The decrease in the combined rate is due to the announced reduction in the federal and provincial tax rates coming into effect during the year. The announced federal and provincial tax rates cuts for the coming year will further reduce the combined rate to approximately 36.6%.

      The income tax provision is different than expected due to a combination of factors including: the equity loss and write-off of PointBase being non-deductible for tax purposes, other non-deductible expenses, the inability to benefit from certain foreign tax losses incurred during the year, the effect of foreign tax rates, the effect of the rate changes on future taxes and the manufacturing and processing tax deduction.

      Certain of the Company's foreign subsidiaries have carry-forwards for income tax purposes of approximately $3,952,000 that are not recognized in these financial statements. These losses are available to claim against future taxable income in the applicable tax jurisdictions.

OPERATING SEGMENTS

      The Company operates in two reportable segments, North America and Europe. In fiscal 2003, the North American segment (which includes the Company's Asia Pacific operations, which are currently not significant) had an operating income of $4,580,000 compared to an operating loss of $2,455,000 in fiscal 2002. This increase in profitability was due to a program of controlling the North American operating expenses through headcount reductions and other cost control measures while increasing revenue by 18.8%. Other factors include a reduction in operating losses generated from the Asia Pacific operations and the effect of the change in accounting policies for goodwill amortization. The European segment had operating income of $1,766,000 in fiscal 2003 compared to operating income of $341,000 in fiscal 2002. This increase in profitability was achieved mainly through cost reductions over the previous fiscal year.


FISCAL YEAR ENDED JANUARY 31, 2002
COMPARED TO FISCAL YEAR ENDED JANUARY 31, 2001

REVENUE

      The Company's revenue is derived primarily from sales of licenses for its software products. License revenue has historically been heavily dependent on sales of Transformation Server and High Availability Suite software for use in connection with IBM iSeries (AS/400) platforms, and this continued in fiscal 2002, accounting for 66.9% of license revenue as compared to 71.8% in fiscal 2001. It is expected that the Company's future success will continue to depend on its relationship with IBM and the success of the AS/400 platform.

      License sales accounted for 50.7% of total revenue in fiscal 2002 as compared to 61.0% in fiscal 2001. The Company expects that software license revenues will continue to account for a substantial portion of its revenues for the foreseeable future. During fiscal 2002, 36.5% of the Company's revenue was derived from customer software maintenance and support contracts, compared to 24.5% of revenue in fiscal 2001. Revenue from services, which includes consulting, training and other services, accounted for 12.8% of revenue during fiscal 2002, compared to 14.5% in fiscal 2001.

      Effective September 1, 2000 the Company acquired certain assets and liabilities of Constellar Corporation and its UK subsidiary Constellar Limited ("Constellar"). The financial impact from the operations of Constellar are included in these results from the date of acquisition.

      License. In fiscal 2002, license revenue was $28,592,000 compared to $35,040,000 in fiscal 2001, a decrease of 18.4%. The decrease in license revenue was attributable to lower rates of new customer adoption in all regions as a result of the weakening global economic conditions.

      Maintenance. Maintenance revenue in fiscal 2002 was $20,562,000 compared to $14,065,000 in fiscal 2001, an increase of 46.2%. This increase was a result of maintenance revenue generated by additional license sales since the end of fiscal 2001, the renewal of maintenance and support contracts for license sales completed in prior periods and having a full year's revenue from maintenance and support contracts assumed as part of the Constellar acquisition completed in September 2000.

      Services. Service revenue in fiscal 2002 was $7,222,000 compared to $8,353,000 in fiscal 2001, a decrease of 13.5%. This decrease was due to lower rates of new customer adoption, which caused a reduction in demand for implementation services.

      DataMirror derives most of its sales revenue from international customers, with sales outside Canada usually denominated in U.S. dollars or European currencies including pounds sterling and Euros. For fiscal 2002, sales denominated in U.S. dollars and European currencies represented 56.2% and 38.6% respectively of the Company's revenues, while a significant portion of the Company's operating expenses are incurred in Canadian dollars. Accordingly, changes in exchange rates between the Canadian dollar and these foreign currencies can positively or negatively affect the Company's operating results. The Company has a policy of hedging a portion of its foreign currency denominated accounts receivable. However, management recognizes that this policy can provide only a short-term protection against a limited portion of the Company's currency exposure.

      The Company's geographical revenue distribution based on the customers' country of residence has been as follows:

      FOR THE YEARS ENDED
                                                         January 31,
                                                    2002             2001
                                                   -----            -----

        Canada                                       5.2 %            3.4 %
        United States                               50.4             50.0
        United Kingdom                              24.0             26.8
        Germany                                      9.8              6.9
        Other                                       10.6             12.9
                                                   -----            -----
                                                   100.0 %          100.0 %
                                                   =====            =====


      Transaction values for sales of the Company's products have been as large as $1,400,000, although a typical sale ranges from $50,000 to $70,000. No single customer accounted for more than 1.2% of revenue in fiscal 2002 (2.5% of revenue for fiscal 2001), and no single industry accounted for more than 20.5% of license revenue in fiscal 2002 (21.5% of license revenue for fiscal 2001).

COST OF REVENUE

      License. Cost of license revenue consists primarily of duplication, media, packaging and shipping expenses. For fiscal 2002, costs of license revenue were $257,000 (0.9% of license revenue) down significantly from $514,000 (1.5% of license revenue) for fiscal 2001, due mainly to a decrease in third party sublicensing costs.

      Maintenance and Services. Costs of maintenance and service revenue consist primarily of the salary and related costs of providing those services. For fiscal 2002, costs of maintenance and service revenue were $13,464,000 (48.5% of maintenance and service revenue) compared to $11,184,000 (49.9% of maintenance and service revenue) for fiscal 2001. The gross margin on maintenance and service revenue improved slightly, as the Company recognized economies of scale in the cost of providing support to its growing customer base.

OPERATING EXPENSES

      Selling and Marketing. Selling and marketing expenses include expenses for sales commissions, salaries, advertising, trade shows, promotional materials and other selling and marketing related expenses. For fiscal 2002, these expenses totaled $21,542,000 (38.1% of revenue) as compared to $23,815,000 (41.4% of revenue) for fiscal 2001, a decrease of 9.5%. The decrease in selling and marketing expenses is attributable primarily to a reduction in expenses related to the former Constellar operations resulting from the integration of these operations into the Company's existing infrastructure over the period since the acquisition, as well as tighter cost controls implemented during the year. Management expects selling and marketing expenses to continue to increase as the Company expands its sales and marketing activities.

      Research and Development. Research and development expenses include only salaries and other direct costs associated with the development of new products and are net of related investment tax credits. Research and development expenses (before investment tax credits) were $10,895,000 (19.3% of revenue) for fiscal 2002 compared to $8,167,000 (14.2% of revenue) for the prior fiscal year. The increase in research and development expenses is attributable to an increase in the number of research and development employees. This increase was due mainly to having the research and development personnel associated with the Company's acquisition of assets from Constellar employed for the entire year, and increased personnel associated with the other technology acquisitions completed during the year (see Acquisitions and Investments). Because of the need to enhance existing products and develop new products, the Company has invested, and continues to invest, substantial resources in its product development efforts.

      General and Administration. General and administration expenses consist primarily of administrative salaries, rent, recruiting costs and professional fees. For fiscal 2002, general and administration expenses were $9,088,000 (16.1% of revenue) compared to $9,668,000 (16.8% of revenue) for fiscal 2001, a decrease of 6.0%. The decrease in general and administration expenses is attributable to a reduction in expenses related to the former Constellar operations resulting from the integration of these operations into the Company's existing infrastructure over the period since the acquisition, as well as tighter cost controls implemented during the year.

         Amortization of Intangibles. Amortization of intangibles consists of the amortization of goodwill and technology. For fiscal 2002, amortization of intangibles was $3,244,000 compared to $1,570,000 for the previous fiscal year. The increase of $1,674,000 in fiscal

2002 is related to the amortization of the technology acquired as part of the Constellar acquisition and the other technology acquisitions completed during the year (see Acquisitions and Investments).

INVESTMENT INCOME, NET

      Investment income, net includes interest on short-term investments and other investment income net of interest expense on long-term liabilities and lease obligations. In fiscal 2002, net investment income was $859,000 compared to $1,333,000 in fiscal 2001. This decrease of $474,000 over the prior year was the result of having lower average cash balances on hand during the year as well as a decrease in interest rates earned on funds invested during the year, as well as increased interest expense on long-term debt.

GAINS (LOSSES) FROM INVESTMENT IN POINTBASE

      The dilution gain from PointBase represents the increase in the value of the Company's pro- rata share in the assets of PointBase resulting from PointBase raising funds from other investors. In fiscal 2002, the Company did not record a dilution gain from its equity investment in PointBase, compared to a dilution gain of $6,186,000 in fiscal 2001. There was no gain recorded as PointBase did not raise any additional funds from other investors during the fiscal year.

      The equity loss from PointBase represents the Company's pro- rata share of the operating losses of PointBase. During fiscal 2002 the Company recorded an equity loss from its investment in PointBase of $4,112,000 compared to $4,709,000 in fiscal 2001. This decrease was the result of a decrease in operating losses by PointBase during the fiscal year, as well as having the reduction in the Company's ownership percentage that occurred in June 2000 affect the entire year's equity loss.

INCOME TAX EXPENSE

      During fiscal 2002, the Company recorded an income tax provision of $297,000 as compared to a provision of $1,067,000 in fiscal 2001.

      The combined basic Canadian federal and provincial tax rate used in determining the income tax provision for fiscal 2002 was 41.7% (2001 - 43.8%). The decrease in the combined rate is due to the announced reduction in the federal and provincial tax rates coming into effect during the year. The announced federal and provincial tax rates cuts for the coming year will further reduce the combined rate to approximately 38.6%.

      The income tax provision is higher than expected due to a combination of factors including: the equity loss from PointBase being non- deductible for tax purposes, other non- deductible expenses, the inability to benefit from certain foreign tax losses incurred during the year, the effect of foreign tax rates, the effect of the rate changes on future taxes and the manufacturing and processing tax deduction.

      Certain of the Company's foreign subsidiaries have loss carry-for wards for income tax purposes of approximately $4,817,000 that are not recognized in these financial statements. These losses are available to claim against future taxable income in the applicable tax jurisdictions.

OPERATING SEGMENTS

      The Company operates in two reportable segments, North America and Europe. In fiscal 2002, the North American segment (which includes the Company's Asia Pacific operations, which are currently not significant) had an operating loss of $2,455,000 compared to an operating loss of $130,000 in fiscal 2001. This decrease in profitability was due to several factors including the continued losses generated from the Asia Pacific operations, the effect of a full year of amortization of the Constellar technology and the economic downturn experienced in North America during the year. The European segment had operating income of $341,000 in fiscal 2002 compared to operating income of $3,095,000 in fiscal 2001. The decrease in operating profitability is due mainly to decreased license sales and services revenue from the European Constellar operation and a general economic downturn in Europe experienced during the second half of the fiscal year.

ACQUISITIONS AND INVESTMENTS

      On March 18, 2002, the Company announced its intention to make a take-over bid for all of the shares of Idion Technology Holdings Limited ("Idion"), a South African company listed on the JSE Securities Exchange ("JSE") under the symbol IDI, in a cash bid valued at $9.8 million. On April 18, 2002, the bid was increased to $18.9 million, and subsequently, on May 8, 2002, the bid was further increased to $30.4 million. On July 4, 2002 the Company closed its bid to acquire Idion, having not been successful in completing the take-over. At May 31, 2003 the Company owned approximately 43,568,000 or 38.46% of Idion's outstanding common shares acquired at a cost of $9,548,000.

      Should the Company decide to liquidate its investment in Idion, the sale of these shares could result in a gain or loss depending on the circumstances in which they are sold and subject to foreign exchange and other risks associated with investments in JSE listed companies. Under South African securities regulations, the Company may acquire an additional 5% of Idion's common shares over the one-year period starting July 5, 2002, and subsequent to that one-year period, may launch a new take-over bid. If the Company is ultimately successful in completing the transaction, there are factors which may impact the acquisition. These factors include, but are not limited to, the following: risks involved in the completion and integration of the acquisition, expected cost savings from the acquisition may not be fully realized or realized within the expected timeframe, revenue of the combined company may be lower than expected, the possibility of technical, logistical or planning issues in connection with deployments, costs or difficulties related to obtaining regulatory approvals for completing the acquisition, costs or difficulties related to integration of the companies following the acquisition may be greater than expected and legislative or regulatory changes may adversely affect the businesses in which the companies are engaged.

      The investment in Idion is accounted for using the cost method, as the Company does not have significant influence over the affairs of Idion and cannot obtain adequate financial information from Idion to enable the Company to account for its investment in Idion using the equity method. On January 31, 2003, shares of Idion were trading at approximately Cdn. $0.32 per share, which would indicate a market value of $14,450,000 for the Company's investment at that date. If a decline in market value is determined to be other than a temporary decline in value, the Company will be required to write-down its investment in Idion. During its latest fiscal year ended December 31, 2002, Idion incurred a net loss of approximately U.S. $5.4 million of which approximately U.S. $2.2 million was from continuing operations.

         On January 7, 2003, the Company acquired the technology and certain related assets of SmartSales Inc., a developer of CRM solutions, in a cash transaction. The Company acquired current assets valued at $15,000, capital assets valued at $22,000 and technology valued at $332,000 for cash consideration of $369,000. The technology acquired will be amortized over a term of one year.

      On June 8, 2001, the Company acquired the technology and certain related assets of BDI Systems Inc., a developer of XML-based data transformation software products, in a cash and stock transaction. Total consideration for the transaction was cash of $424,000 and 50,000 shares of common stock with a value of $307,000. The assets acquired have been accounted for as acquired technology of $424,000 and deferred compensation of $307,000. The acquisition of technology will be amortized over a period of three years. The deferred compensation will be amortized over two years.

      On May 18, 2001, the Company acquired the technology and certain related assets of saipx Inc., a developer of pervasive mobile computing and turnkey solutions for SAP, in a cash transaction. The Company acquired current assets valued at $9,000, capital assets valued at $65,000 and technology valued at $219,000 for cash consideration of $293,000. The acquisition has been accounted for under the purchase method, and the technology acquired will be amortized over a term of three years.

      Effective September 1, 2000, the Company acquired certain assets and liabilities of Constellar, a company engaged in the business of developing and marketing enterprise application integration products with offices in Redwood Shores, California and London, England. The acquisition has been accounted for under the purchase method, and the results of the continuing operations of the Constellar business acquired by DataMirror are included from the date of acquisition. A total of U.S. $5 million in payments relating to the Constellar acquisition were deferred over 3 years, with U.S. $ 3 million of these payments being contingent on revenues realized by DataMirror from the acquired business over the three years beginning September 1, 2000. Payments of U.S. $1 million each were made in October 2001 and October 2002 in consideration of the fixed portion of this obligation. In November 2001, a payment of $724,000 was made in payment of $856,000 of contingent consideration for the year ended August 31, 2001 less a holdback of $132,000 related to assets which were not realized. No payment of contingent consideration is due in respect of the year ended August 31, 2002.

      The Company expects to continue to explore and pursue acquisitions as a strategy to build its distribution channels, enhance its product offerings, increase its market share in its existing markets, and achieve revenue growth. The consideration and completion of possible acquisitions may divert significant management time and other resources, including financial resources, of the Company. It is not certain that future acquisitions will achieve their business objectives.

QUARTERLY RESULTS OF OPERATIONS

      The following table sets forth certain unaudited information for each of the eight most recent quarters ended January 31, 2003. The information has been derived from the Company's unaudited Consolidated Financial Statements that, in management's opinion, have been prepared on a basis consistent with the audited Consolidated Financial Statements contained elsewhere in this Annual Report and include all adjustments necessary for a fair presentation of the information presented. Past performance is not a guarantee of future performance, and this information is not necessarily indicative of results for any future period.


                                                           For the Years Ended January 31,


                                                 2003                                           2002
                             ---------------------------------------------- ----------------------------------------------
Quarter ending                  Apr. 30      July 31     Oct. 31    Jan. 31     Apr. 30     July 31     Oct. 31    Jan. 31
                                           (In thousands of CDN dollars, except per share data - Unaudited)

Total revenue                   $14,142     $14,813    $15,745     $17,790     $13,545     $14,017    $14,352     $14,462

Net income (loss)                $(947)      $(186)   $(4,270)      $3,250    $(2,008)    $(1,511)     $(764)    $(1,381)

Earnings (loss) per share
  Basic                          (0.08)      (0.02)     (0.38)        0.29      (0.17)      (0.13)     (0.07)      (0.12)

  Fully diluted                  (0.08)      (0.02)     (0.38)        0.28      (0.17)      (0.13)     (0.07)      (0.12)

Weighted average number of
shares outstanding (000's)
  Basic                          11,431      11,434     11,369      11,388      11,582      11,551     11,518      11,434
  Fully diluted                  11,431      11,434     11,369      11,592      11,582      11,551     11,518      11,434


LIQUIDITY AND CAPITAL RESOURCES

      Since its inception, the Company has financed its cash requirements from the sale of equity securities, funds provided by shareholders, bank lines of credit, long-term debt and capital lease financing. In December 1996 the Company completed an initial public offering of 2,000,000 common shares for net proceeds of $9,377,000, and in September 1997 raised net proceeds of $15,721,000 through the issue of 1,600,000 special warrants (subsequently converted into 1,600,000 common shares). In April 2000, the Company raised net proceeds of $34,151,000 through the issuance of 1,305,000 common shares.

      As at January 31, 2003 the Company had cash, cash equivalents and short-term investments of $38,827,000, compared to $36,495,000 at the end of fiscal 2002. The increase in cash, cash equivalents and short-term investments was primarily due to increased cash flow from operations. For the year ended January 31, 2003, cash flow from operations was $15,908,000, an increase of $595,000 over fiscal 2002 due to a significant increase in operating profits and an increase in the rate of collections of accounts receivable, which resulted in a decrease in days sales outstanding to 64 at January 31, 2003 from 81 at the end of fiscal 2002. The Company's investing activities consisted primarily of purchases of capital assets and the purchase of shares of Idion. During fiscal 2003, capital expenditures of $1,859,000 ($1,460,000 in fiscal 2002) were financed internally and none ($165,000 in fiscal 2002) were financed under capital lease facilities. Capital assets acquired were primarily computer hardware and software utilized in research and development activities and leasehold improvements to the Company's head office facilities. The Company expects that its capital expenditures will increase in support of higher levels of research and development activities and as its sales and administration employee base grows. Financing activities during the year included repayments of long-term liabilities, capital lease payments and share capital transactions. During the fiscal year the Company used $1,557,000 ($2,249,000 in fiscal 2002) in cash to repurchase its common shares under a normal course issuer bid and raised an additional $821,000 ($747,000 in fiscal
2002) through the issuance of common shares pursuant to the Company's stock option plans.

      The Company has available short-term bank credit facilities amounting to approximately $3,377,000. At January 31, 2003 there was no outstanding indebtedness under these credit facilities. Management believes that its current cash, cash equivalents and short-term investments together with continued positive cash flow from operations will be adequate to fund the Company's short-term financial requirements with the exception of acquisition related cash requirements. The Company's short-term financial requirements may increase substantially if the Company is successful in its take-over bid for Idion or in the event the Company makes other significant acquisitions. Short-term financial requirements related to acquisitions may include direct and indirect costs including restructuring and other expenses related to integrating and refinancing the acquired business. In the short-term, the Company does not plan on making any acquisitions that would result in short-term financial requirements exceeding the sources of cash described above. In the long-term, the Company may finance its long-term requirements from the sale of equity securities, by borrowing under bank lines of credit, by issuing long-term debt or by entering into capital lease financing arrangements.

NEW ACCOUNTING RECOMMENDATIONS

      During 2002, the Financial Accounting Standards Board ("FASB") adopted two new accounting recommendations which may have an impact on the Company's future financial statements. The Company will adopt each of these recommendations as of February 1, 2003 and does not anticipate any material adverse effect to result from such adoption.

      In June 2002, FASB introduced Statement of Financial Accounting Standard ("SFAS") 146, which addresses financial accounting and reporting for costs associated with exit or disposal activities. Prior to SFAS 146, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. Under SFAS 146, a liability for a cost associated with an exit or disposal activity is recognized when the liability is incurred. SFAS 146 applies to exit or disposal activities initiated after December 31, 2002.

      In December 2002, FASB introduced SFAS 148, amending SFAS 123, to provide alternate methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company has adopted this standard and determined it has no impact on its U.S. GAAP financial information.

      In November 2001, the Accounting Standards Board ("AcSB") approved AcG-13, an accounting guideline establishing conditions which must be satisfied in order to apply hedge accounting. These guidelines will not affect the Company until the fiscal year starting February 1, 2004. The company has not yet determined the impact, if any, of these new guidelines.

OUTLOOK

      The Company will continue to pursue its strategy of developing and marketing software solutions that allow companies to integrate, protect, capture and audit their data. More enterprises are expected to recognize the importance of managing data for business intelligence, enterprise application integration and e-business applications in real-time. To establish and maintain useful databases for these purposes, data must be captured, transformed and flowed from the source databases that generate operational data to separate databases such as data warehouses or web servers in real-time. Competitive pressures are forcing more companies to be available to their customers 24 hours a day. Having key operational systems unavailable due to planned (system maintenance, upgrade or backup) or unexpected (hardware or communications failure) system outages is no longer acceptable. The US Food and Drug Administration ("FDA") is mandating that all FDA-regulated firms provide electronic audit trails, also known as E-Records, for FDA examination. It is expected that federal regulators in other industries will follow suit and mandate similar E-Records requirements. The Company's LiveBusiness solutions are designed to help companies address all these needs. It is the Company's intention to try to acquire the remaining shares of Idion from its existing management.

     Some of the key growth issues the Company faces include building and managing its direct and indirect distribution channels, increasing its marketing efforts to enhance general market awareness of its products, continuing to improve the efficiency and functionality of its existing products, introducing new products, hiring quality people and maintaining adequate management reporting and information systems. The Company continues to invest in these areas in order to achieve its growth objectives.

     During fiscal 2003 the Company adjusted its business model to drive a significant improvement in operating profits. We believe that these adjustments have positioned us to continue to drive increased levels of profitability in the coming year. The Company's balance sheet is strong and we remain confident that our LiveIntegration, LiveResiliency, LiveAudit and LiveCapture solutions will continue to resonate in the marketplace. We believe our near and long-term prospects for success remain strong, but are aware of the uncertain economic and business conditions that could cause fluctuations in operating results. Nevertheless, the Company remains committed to its objective of generating significant value for its shareholders, customers, business partners and employees.

ITEM 6.         Directors, Senior Management and Employees

A.    Directors and Senior Management

         The following table sets forth the name, municipality of residence, principal occupation and month of election of each of the directors of the Company on the date of this form:


Name and
Municipality of Residence             Principal Occupation                       Elected Director
-------------------------             --------------------                       ----------------

P. KIRK DIXON....................     Secretary and Executive Vice               November 1997
Midhurst, Ontario                     President, Global Operations of the
                                      Company

DONALD L. LENZ(1)(3).............     Managing Director of Newport Partners      September 1999
Toronto, Ontario                      Inc.

BRYAN E. PLUG(1)(2) .............     Chief Executive Officer of Kintana,        October 1996
Saratoga, California                  Inc.

KEITH POWELL(2)(3)...............     Principal, Keith Powell Consulting         May 2001
Mississauga, Ontario                  Inc.

NIGEL W. STOKES (3)..............     Chairman, President and Chief              December 1995
Toronto, Ontario                      Executive Officer of the Company

E. HERMAN WALLENBURG.............     Chief Scientist of the Company             November 1997
Toronto, Ontario

DONALD WOODLEY(1)(2)                  President of The Fifth Line Enterprise     May 2001
Town of Mono, Ontario

_________________
(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.
(3) Member of the Corporate Governance Committee.

         The term of office for all directors expires at the time of the election of their successors at the close of the next annual meeting of shareholders of the Company.


Officers

         The following table sets forth the name, municipality of residence, position with the Company and principal occupation of each of the officers of the Company on the date of this form:

Name and                                         Position with the Company
Municipality of Residence                        and Principal Occupation
-------------------------                        ------------------------

PETER F. CAULEY .................                Vice President, Finance and
Toronto, Ontario                                 Chief Financial Officer

P. KIRK DIXON....................                Secretary and Executive Vice
Midhurst, Ontario                                President, Global Operations

STEWART A. RITCHIE...............                Vice President, Sales, Americas
Newmarket, Ontario                                and Asia Pacific

NIGEL W. STOKES..................                Chairman, President and Chief
Toronto, Ontario                                 Executive Officer

DONALD G. SYMONDS................                Vice President, Sales, EMEA
London, United Kingdom

E. HERMAN WALLENBURG.............                Chief Scientist
Toronto, Ontario

         As a group, as at January 31, 2003 directors and senior officers owned, directly or indirectly, or exercised control or direction over 3,068,289 (approximately 26.76% of the total outstanding on such date) Common Shares of the Company. The information as to shares owned directly or over which control or direction is exercised by the directors and officers, but which are not registered in their names, not being within the knowledge of the Company, has been furnished by such directors and officers.

         The principal occupations of each of the directors and officers of the Company for the five years preceding the date of this Form and additional biographical information is set forth below:

         Peter F. Cauley joined the Company in November 1996 as the Company's Corporate Controller and also served as Interim CFO from December 1999 to August 2000. In January 2001 Mr. Cauley was appointed Vice President, Finance and Chief Financial Officer.

         P. Kirk Dixon co-founded the Company with Mr. Wallenburg in November 1993, and was Secretary and Treasurer of the Company until appointed as Executive Vice President, Implementation in December 1995. Mr. Dixon was appointed as Executive Vice President, Development and Support of the Company in March 2000. Mr. Dixon was appointed to his current position as Executive Vice President, Global Operations in March 2001. Mr. Dixon has been a director of the Company since November 1997.

         Donald L. Lenz is a founding partner of Newport Partners Inc., an independent investment bank based in Toronto, Canada. Mr. Lenz also sits on several boards including those of Mad Catz Interactive Inc., Cancer Care Ontario, Ontario Genomics Institute and The Laidlaw Foundation. He is also Vice Chairman of the Ontario Research and Development Challenge Fund and Chair of Cancer Care Ontario Central East Region. From 1986 to 1999, Mr. Lenz was a senior partner with the Investment Banking Division of RBC Dominion Securities Inc. Mr. Lenz has been a director of the Corporation since September 1999.

         Bryan E. Plug was President of SAP Canada Inc., an integrated business applications software vendor, from 1991 until July 1997. Mr. Plug was the first President and Chief Executive Officer of Pandesic LLC (the Internet company from SAP and Intel) from July 1997 to May 1998. Mr. Plug was President, Chief Executive Officer and Chairman of the Board of SMART Technologies, Inc., a developer and supplier of customer-driven Enterprise Relationship Management software, from June 1998 to July 1999. Mr. Plug is currently Chief Executive Officer of Kintana, Inc. (formerly Chain Link Technologies, Inc.), a leading provider of e-Business applications management software based in Sunnyvale, California. Mr. Plug has been a director of the Corporation since October 1996.

         Keith Powell is currently the principal of Keith Powell Consulting Inc., an information technology consulting firm and a Partner in XPV Capital Corp., a venture capital company investing in early stage communications companies. Mr. Powell also sits on several other boards including DMTI Spatial Inc., electroBusiness.com Inc., ClientLogic Corporation, Diversinet Corporation, Selkirk Financial Technologies Inc., Sumitomo Mitsui Banking Corporation of Canada and the Arthritis and Autoimmunity Research Center Foundation. From 1980 to 2000, Mr. Powell held a number of positions with Nortel Networks, including Senior Vice President, Information Services & Chief Information Officer from 1996 to 2000. Mr. Powell was appointed as a director of the Corporation in May 2001.

         Stewart A. Ritchie has been with the Company since October 1998 and is currently Vice President, Sales, Americas and Asia Pacific of the Company. Prior to joining the Company, Mr. Ritchie managed channel sales and enterprise accounts for Network Associates (Canada) from February 1995 to October 1998.

         Nigel W. Stokes founded Nidak Associates Inc. ("Nidak"), a client/server and database consulting firm, in 1986. Mr. Stokes was President of Nidak until the firm was sold to SHL Systemhouse Inc., a worldwide systems integration and computer consulting firm, in 1993 at which time Mr. Stokes became a Managing Director of that organisation. Mr. Stokes joined the Company in October 1994 and became Chairman and Chief Executive Officer in December 1995. Mr. Stokes assumed the role of President of the Company in August 1998.

         Donald G. Symonds was named Vice President, Sales, EMEA of the Company in September 1999. From April 1996 to September 1999 Mr. Symonds held other positions with the Company including Director, Business Planning, EMEA, Director, Channel Operations (EMEA) and Channel Consultant. Prior to joining the Company, Mr. Symonds held a variety of professional and senior management positions with IBM Canada and also was employed independently as a marketing consultant.

         E. Herman Wallenburg co-founded the Company with Mr. Dixon in November 1993, and was President of the Company until appointed as Executive Vice President, Research and Development in December 1995. Mr. Wallenburg was appointed to his current position as Chief Scientist of the Company in March 2000. Mr. Wallenburg has been a director of the Company since November 1997.

         Donald Woodley is currently the President of The Fifth Line Enterprise, a consulting firm engaged in providing strategic advisory services to the Canadian information technology industry. From February 1997 to October 1999, Mr. Woodley was President of Oracle Corporation Canada Inc. From September 1987 to January 1997, Mr. Woodley was President of Compaq Canada Inc. Mr. Woodley was appointed as a director of the Corporation in May 2001. Mr. Woodley also sits on several boards including those of TELUS Corporation, Steam Whistle Brewing, and OnX Enterprise Solutions Inc. Mr. Woodley also serves as the Chair of the Board of Governors of The Stratford Festival of Canada.


B.    Compensation

1.       Summary Compensation Table

     The following table sets forth information concerning the compensation earned during the financial years ended January 31, 2003, 2002 and 2001 by the three directors who are employed by the Company.

                                                          Summary Compensation Table

===================================================================================================================================
                                               Annual Compensation                     Long Term Compensation
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                        Awards              Payouts
-----------------------------------------------------------------------------------------------------------------------------------
                                                                            Securities   Restricted
                                                            Other Annual      Under       Shares or     Long Term      All Other
        Name and          Financial    Salary      Bonus    Compensation     Options     Restricted     Incentive     Compensation
   Principal Position        Year       ($)         ($)         ($)          Granted     Share Units  Plan Payouts        ($)
                                                                              (# of          ($)           ($)
                                                                              Common
                                                                             Shares)
-----------------------------------------------------------------------------------------------------------------------------------
Nigel W. Stokes              2003     375,000     150,000       Nil           40,000         Nil           Nil          Nil
Chairman, President and
Chief Executive Officer      2002     275,000       Nil         Nil            Nil           Nil           Nil          Nil

                             2001     316,667     125,000       Nil          100,000         Nil           Nil          Nil
-----------------------------------------------------------------------------------------------------------------------------------
P. Kirk Dixon                2003     240,000      50,000       Nil           10,000         Nil           Nil          Nil
Secretary and Executive
Vice President, Global       2002     200,000       Nil         Nil            Nil           Nil           Nil          Nil
Operations
                             2001     230,000      50,000       Nil           50,000         Nil           Nil          Nil
-----------------------------------------------------------------------------------------------------------------------------------
Herman Wallenburg            2003     170,000       Nil         Nil           5,000          Nil           Nil          Nil
Chief Scientist
                             2002     150,000       Nil         Nil            Nil           Nil           Nil          Nil

                             2001     163,333       Nil         Nil            Nil           Nil           Nil          Nil
===================================================================================================================================



2.    Stock Options

        Option Grants During the Most Recently Completed Financial Year

     The following table sets out the number of options granted during the year ended January 31, 2003 to the three directors employed by the Company.


========================= ================== ================ ================== ============================ ================
                                               % of Total                          Market Value of Common
                           Securities Under      Options        Exercise Price   Shares on Date of Grant(1)
         Name and          Options Granted     Granted to
    Principal Position    (# Common Shares)   Employees in     ($/Common Share)        ($/Common Share)       Expiration Date
                                               Fiscal Year

------------------------- ------------------ ---------------- ------------------ ---------------------------- ----------------
Nigel W. Stokes
Chairman, President and         40,000            14.6%              11.54                  11.54              June 30, 2006
Chief Executive Officer
------------------------- ------------------ ---------------- ------------------ ---------------------------- ----------------
P. Kirk Dixon
Secretary and Executive         10,000            3.65%              11.54                  11.54              June 30, 2006
Vice President, Global
Operations
------------------------- ------------------ ---------------- ------------------ ---------------------------- ----------------
Herman Wallenburg
Chief Scientist                 5,000             1.83%              11.54                  11.54              June 30, 2006
------------------------- ------------------ ---------------- ------------------ ---------------------------- ----------------

Notes:
(1) The market value of the Common Shares on the date of the grant is determined by taking the average of the closing price of the Common Shares on the Toronto Stock Exchange for the 5 immediately preceding trading days.


 Aggregated Option Exercised During the Most Recently Completed Financial Year
                     and Financial Year-End Option Values

     The following table sets out the number of options exercised during the year ended January 31, 2003 and the number of exercisable/unexercisable options held as at January 31, 2003 by the three directors employed by the Company.

======================== ============= =========== =================================== ====================================
                           Securities  Aggregate
                          Acquired on    Value      Number of Unexercised Options at    Value of Unexercised in-the-Money
         Name and           Exercise   Realised             January 31, 2003             Options at January 31, 2003(1)
     Principal Position       (#)         ($)
                                                   ----------------- ----------------- ----------------- ------------------
                                                     Exercisable      Unexercisable      Exercisable       Unexercisable
                                                         (#)               (#)               ($)                ($)
------------------------ ------------- ----------- ----------------- ----------------- ----------------- ------------------
Nigel W. Stokes
Chairman, President and       Nil         Nil          110,000            30,000            4,600             13,800
Chief Executive Officer
------------------------ ------------- ----------- ----------------- ----------------- ----------------- ------------------
P. Kirk Dixon
Secretary and Executive       Nil         Nil           52,500            7,500             1,150              3,450
Vice President, Global
Operations
------------------------ ------------- ----------- ----------------- ----------------- ----------------- ------------------
Herman Wallenburg
Chief Scientist               Nil         Nil           1,250             3,750              575               1,725
------------------------ ------------- ----------- ----------------- ----------------- ----------------- ------------------

Notes:
(1) Based on the closing trading price of the Common Shares on The Toronto Stock Exchange on January 31, 2003 of $12.00.


     The Company's directors, executive officers and senior officers are eligible to participate in the Company's Share Purchase Plan. The purpose of the Share Purchase Plan is to provide long-term incentives to attract, motivate and retain key employees, officers, directors and consultants providing services to the Company. Shares issued under the Share Purchase Plan are issued for market consideration determined by taking the average of the closing price of the Shares on the Toronto Stock Exchange for the five immediately preceding trading days prior to the date of issuance. The Share Purchase Plan provides that the Company may loan money to participants to purchase Common Shares of the Company. The Company has not loaned money to participants since the provisions of the Sarbanes-Oxley Act prohibiting such loans came into effect. Loans made prior to the coming into effect of the Sarbanes-Oxley Act are grandfathered. Repayment of these loans is secured by a pledge of the Common Shares purchased with the proceeds of the loan and such Common Shares are deposited with and held by a custodian until the loan has been repaid. Prior to the coming into effect of the Sarbanes-Oxley Act, the Company granted interest free loans to certain of its directors to purchase Common Shares under the Share Purchase Plan. The loans are to be repaid from quarterly directors' fees due to such persons as they are earned, and may also be repaid in whole or in part at any time without penalty. The full principal amount of a director's loan is immediately due and payable on the date a director ceases to be a director of the Company. The aggregate indebtedness to the Company of all officers, directors, employees and former officers, directors and employees in respect of the Share Purchase Plan as at April 30, 2003 was $5,000. The following table sets out the indebtedness of the officers and directors of the Company to the Corporation in connection with the purchase of Common Shares under the Share Purchase
Plan:

==================== ================ =================== =================== =================== ==================

Name and Principal   Involvement of     Largest Amount          Amount           Financially        Security for
Position              the Company        Outstanding      Outstanding as at        Assisted         Indebtedness
                                      During the Fiscal     April 30, 2003       Purchases of
                                          Year Ended                            Common Shares
                                       January 31, 2003                       During the Fiscal
                                                                                  Year Ended
                                                                               January 31, 2003
-------------------- ---------------- ------------------- ------------------- ------------------- ------------------

Donald L. Lenz,          Lender             22,500              2,500                 0           Pledge of Common
director                                                                                               Shares
-------------------- ---------------- ------------------- ------------------- ------------------- ------------------

Donald Woodley,          Lender             25,000              2,500                 0           Pledge of Common
director                                                                                               Shares
==================== ================ =================== =================== =================== ==================


     No officer or director or former officer or director or any associate of any such persons had any indebtedness to the Company or any of its subsidiaries during the financial year ended January 31, 2003 except as set out above.

     During the fiscal year ending on January 31, 2003, directors of the Company who were not employees of the Company were entitled to be paid a fee of $2,500 for each quarterly meeting of the Board of Directors attended. Directors are also eligible to participate in the Company's Executive Stock Compensation Plan and Share Purchase Plan.

     The Company maintains liability insurance for its directors and officers acting in their respective capacities. During the fiscal year ended January 31, 2003, the Company maintained directors and officers insurance coverage in an aggregate amount of US $20 million, subject to a US $100,000 loss payable by the Company. The annual premium for this coverage is US $162,000.

EMPLOYMENT AGREEMENTS

     The Company entered into an employment agreement of indefinite duration with Mr. Nigel Stokes, Chairman, President and Chief Executive Officer dated as of March 25, 2002. This employment agreement provides for an annual salary of $375,000 effective February 1, 2002, and also provided for a retroactive salary and bonus adjustment payment of $150,000 covering the period from September 30, 2000 to January 31, 2002 during which Mr. Stokes had continued his employment with the Company under the terms of a previous employment agreement that had expired on September 30, 2000. Mr. Stokes' agreement also provides that he may receive an annual performance bonus of up to $300,000, the amount to be determined by the Board of Directors on the recommendation of the Compensation Committee based upon consideration of the financial performance of the Company in respect of each fiscal period. In addition, Mr. Stokes is eligible to receive an additional performance bonus of up to $300,000, the amount to be determined by the Board of Directors on the recommendation of the Compensation Committee based upon consideration of over-achievement of the financial performance of the Company in respect of each fiscal period. Mr. Stokes is also eligible to participate in the Company's group benefit plans and Executive Stock Compensation Plan. The employment agreement also provides that in the event of termination of the executive's employment, he will not compete with the Company for a period of eighteen months following that date. The employment agreement provides that the Company may terminate Mr. Stokes' employment without cause by making a lump sum payment of an amount equal to two times his annual salary thereunder. The employment agreement automatically renews each year and is subject to annual compensation review.

     The Company has entered into an employment agreement of indefinite duration with Mr. Kirk Dixon, Executive Vice President, Development and Global Operations dated April 23, 2002. This employment agreement provides for an annual salary of $240,000 effective February 1, 2002 and also provided for a retroactive bonus payment of $50,000 covering the period from May 8, 2001 to January 31, 2002 during which Mr. Dixon had continued his employment with the Company under the terms of a previous employment agreement that had expired on May 8, 2001. Mr. Dixon's agreement also provides that he may receive an annual performance bonus of up to $125,000, the amount to be determined by the Board of Directors on the recommendation of the Compensation Committee based upon consideration of the financial performance of the Company in respect of each fiscal period. Mr. Dixon is also eligible to participate in the Company's group benefit plans and Executive Stock Compensation Plan. The agreement also provides that in the event of termination of the executive's employment, he will not compete with the Company for a period of eighteen months following that date. The employment agreement provides that the Company may terminate Mr. Dixon's employment without cause by making a lump sum payment of an amount equal to one times his annual salary thereunder. The employment agreement automatically renews each year and is subject to annual compensation review.

     The Company has entered into an employment agreement dated as of June 14, 2002 with Mr. Herman Wallenburg, Chief Scientist. This employment agreement provides for an annual salary of $170,000, retroactive to February 1, 2002. Mr. Wallenburg's agreement also provides that he may receive an annual performance bonus of up to $20,000, the amount to be determined by the Board of Directors on the recommendation of the Compensation Committee based upon consideration of the financial performance of the Company in respect of each fiscal period during the duration of the employment agreement and any extension or renewal thereof. Mr. Wallenburg is also eligible to participate in the Company's group benefit plans and Executive Stock Compensation Plan. This agreement also provides that in the event of termination of the executive's employment, he will not compete with the Company for a period of eighteen months following that date. The employment agreement provides that the Company may terminate Mr. Wallenburg's employment without cause by making a lump sum payment of an amount equal to one half his annual salary thereunder.

      There are no other agreements with directors providing for benefits upon termination of employment.

C.         Board Practices

         The Board of Directors adopted a new charter for the Audit Committee and a formal charter for the Compensation Committee at its meeting on March 3, 2003. The Audit Committee Charter is attached to this Form as Exhibit 6.1. The Compensation Committee Charter is attached to this Form as Exhibit 6.2. The Audit Committee provides assistance to the Board of Directors in fulfilling its oversight responsibility to the shareholders, potential shareholders, the investment community, and others relating to the Company's financial statements and the financial reporting process, the systems of internal accounting and financial controls, the internal audit function, the annual independent audit of the Company's financial statements, and the legal compliance and ethics programs as established by management and the Board and as required by applicable law. The Audit Committee is currently composed of Mr. Lenz, Mr. Plug and Mr. Woodley. The Board of Directors has determined that Mr. Lenz, Mr. Plug and Mr Woodley are independent of management under applicable laws, rules and listing standards. The Compensation Committee reviews and approves the compensation of the directors and the CEO and advises the Board and management on compensation and incentive policy. The Compensation Committee is currently composed of Mr. Plug, Mr. Powell and Mr. Woodley. The Board of Directors has determined that Mr. Plug, Mr. Powell and Mr. Woodley are independent of management under applicable laws, rules and listing standards.


D.         Employees

------------------------------------------------------------------------------------------------
                                         Number of Employees
------------------------------------------------------------------------------------------------
----------------------- ------------------------ ---------------------- ------------------------
                         As at January 31, 2003  As at January 31, 2002  As at January 31, 2001
----------------------- ------------------------ ---------------------- ------------------------
North America                     212                      245                    219
----------------------- ------------------------ ---------------------- ------------------------
Europe                             59                      61                      94
----------------------- ------------------------ ---------------------- ------------------------
Other                              5                        5                      6
----------------------- ------------------------ ---------------------- ------------------------
Total                             276                      311                    319
----------------------- ------------------------ ---------------------- ------------------------

----------------------- ------------------------ ---------------------- ------------------------
Research & Development             82                      96                      84
----------------------- ------------------------ ---------------------- ------------------------
Sales & Marketing                 151                      167                    190
----------------------- ------------------------ ---------------------- ------------------------
Other                              43                      48                      45
----------------------- ------------------------ ---------------------- ------------------------
Total                             276                      311                    319
----------------------- ------------------------ ---------------------- ------------------------

E.         Share Ownership

     The following table sets forth with respect to each director the number of Common Shares of the Company owned beneficially, or over which control or direction was exercised, by such person at the date of this form. No special voting rights attach to any of the following Common Shares. Percentages are calculated based on the 11,428,837 Common Shares of the Company outstanding on April 30, 2003.

Director                               Common Shares        Percentage of Class
--------                               -------------        -------------------


P. Kirk Dixon                            591,724(1)                5.15%

Donald L. Lenz                           38,933(2)                 0.34%

Bryan E. Plug                            30,000(3)                 0.26%

Keith Powell                             10,000(4)                 0.09%

Nigel W. Stokes                         2,108,563(5)               18.2%

E. Herman Wallenburg                     541,240(6)                4.74%

Donald Woodley                           16,663(7)                 0.15%
__________

(1) Includes 55,000 Options exercisable either currently or within 60 days.
(2) Includes 20,000 Options exercisable either currently or within 60 days.
(3) Includes 10,000 Options exercisable either currently or within 60 days.
(4) Includes 10,000 Options exercisable either currently or within 60 days.
(5) Includes 120,000 Options exercisable either currently or within 60 days and 33,750 Options exercisable either currently or within 60 days granted to his spouse.
(6) Includes 2,500 Options exercisable either currently or within 60 days.
(7) Includes 10,000 Options exercisable either currently or within 60 days.


      The following table sets forth the outstanding options to acquire Common Shares granted to each director as at the date of this Form. Each option was granted at an exercise price equal to the market value of the Common Shares on the date of the grant which was determined by taking the average of the closing price of the Common Shares on the Toronto Stock Exchange for the 5 immediately preceding trading days. There was no purchase price in respect of any of the options.

-------------------- ----------------------- --------------- -------------------
Director             Number of Common Shares Exercise Price  Expiration Date
-------------------- ----------------------- --------------- -------------------
P. Kirk Dixon        50,000                  $13.51          May 29, 2005
-------------------- ----------------------- --------------- -------------------
                     10,000                  $11.54          March 18, 2007
-------------------- ----------------------- --------------- -------------------

-------------------- ----------------------- --------------- -------------------
Nigel W. Stokes      100,000                 $13.51          May 29, 2005
-------------------- ----------------------- --------------- -------------------
                     40,000                  $11.54          March 18, 2007
-------------------- ----------------------- --------------- -------------------

-------------------- ----------------------- --------------- -------------------
Herman Wallenburg    5,000                   $11.54          March 18, 2007
-------------------- ----------------------- --------------- -------------------

-------------------- ----------------------- --------------- -------------------
Donald L. Lenz       20,000                  $6.44           September 14, 2004
-------------------- ----------------------- --------------- -------------------

-------------------- ----------------------- --------------- -------------------
Keith Powell         20,000                  $6.28           June 30, 2006
-------------------- ----------------------- --------------- -------------------

-------------------- ----------------------- --------------- -------------------
Bryan E. Plug        20,000                  $9.06           December 31, 2005
-------------------- ----------------------- --------------- -------------------

-------------------- ----------------------- --------------- -------------------
Donald Woodley       20,000                  $6.28           June 30, 2006
-------------------- ----------------------- --------------- -------------------

Employee Stock Option Plan

     The Company has adopted an employee stock option ("Option") plan (the "Plan"). All bona fide full-time employees of and all others who provide services to the Company or any of its subsidiaries and who are designated by the Company as being eligible to participate in the Plan will be eligible to participate in the Plan ("Eligible Participants", and actual participants "Participants"). The Plan was originally approved by the Board and the Company's shareholders on December 5, 1996 and November 20, 1996 respectively. The Board and shareholders approved amendments to the Plan which were effective on May 25, 1999 and June 14, 2000 which increased the number of shares under the Plan to 2,000,000 and removed directors and officers as Eligible Participants under the Plan, respectively. The Board may, in its absolute discretion, add to, amend, vary, cancel, discontinue or terminate the Plan or any Options granted thereunder, at any time without notice. Any such amendment, will, if required, be subject to the prior approval of, or acceptance by, any stock exchange or regulatory body having jurisdiction over the Company's securities. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, and is not qualified under Section 401(a) of the United States Internal Revenue Code of 1986, as amended (the "Code").

     The purpose of the Plan is to provide long-term incentives to attract, motivate and retain key employees and consultants providing services to the Company. The Plan will be administered by the Board or a committee of the Board to which such administrative authority is delegated by the Board. The Board has the power to make rules and regulations to administer the Plan, and to interpret the provisions and rules of the Plan. The Board's determination of all questions arising under the Plan are final and binding on all Participants. The Company maintains detailed records of each Option granted, including number of options granted, date of grant, earliest and latest exercise dates, vesting dates and exercise price.

     The maximum number of Common Shares reserved for issuance upon the exercise of all Options granted under the Plan may not exceed 2,000,000, provided however, that pursuant to Section 6 of the Plan, the number of Shares subject to Options granted will be adjusted by the Board to reflect adjustments in the number of Common Shares arising as a result of subdivisions or consolidation of Common Shares, capital reorganization, reclassification or change of outstanding equity shares, mergers, consolidations, or amalgamation. If any Option is terminated, cancelled or has expired without being fully exercised, any unissued Common Shares which have been reserved to be issued upon the exercise of the Option will become available to be issued upon the exercise of Options subsequently granted under the Plan, provided that any such termination or cancellation of Options will be conducted in accordance with the applicable rules of any stock exchange in Canada upon which the Common Shares of the Company are listed.

     The Board will determine, in its sole discretion, which Eligible Participants will be granted Options pursuant to the Plan. Participation in the Plan is entirely voluntary. An Option granted under the Plan may not be assigned, encumbered or otherwise disposed of by the Participant, otherwise than by will or by the laws of succession. The Board will designate the number, price, earliest and latest exercise dates and vesting period of Common Shares that a Participant is entitled to purchase under the Plan, as well as whether an option granted to a U.S. holder may be an incentive stock option ("ISO"). The number of Common Shares reserved for issuance under the Plan to any one person may not exceed 5% of the Outstanding Issue and the number of Common Shares reserved for issuance to Insiders under the Plan may not exceed 10% of the Outstanding Issue. The option price per Common Share will be determined by the Board, but may not be less than the weighted average trading price for the Common Shares on The Toronto Stock Exchange for the five (5) business days immediately preceding the date of the Option grant. The Board may designate the earliest and latest dates upon which an Option may be exercised, provided however, that such dates may be as early as the grant date, but no later than ten years following the grant date. Unless specified otherwise, 20% of a Participant's Options will vest each year over a five year period.

     Unless otherwise determined by the Board, if a Participant ceases to be an Eligible Participant for any reason other than death, any Options held by such Participant which have not been exercised will immediately cease and terminate and be of no further force or effect whatsoever regardless of whether the Options have vested or not. If a Participant ceases to be an Eligible Participant on account of death, and at the time of death that person has not previously had his or her rights under the Plan terminated, any Options which at the time of death have vested and were exercisable, may be exercised for up to 180 days following the death (or the expiry date of the Option, if earlier). Any Options which at the time of death have not vested may, at the discretion of the Company and upon its written consent, be exercised for up to 90 days following the death (or the expiry date of the Option, if earlier). In the event of a take-over bid, the Board may, in its discretion, give its express consent to the immediate exercise of any Options held by Participants, regardless of whether such Options have vested.

     A Participant's Options will terminate and may not be exercised after the latest exercise date, as determined by the Board, which may not be later than 10 years after the Option was granted. A Participant must provide the Company with written notice of any intention to exercise Options. Upon satisfactory payment of the Option, the Participant will be entitled to a certificate representing that number of Common Shares being exercised. No Participant will have any rights as a shareholder until the Common Shares have been paid for in full. Subject to applicable law, the Company may, in its discretion, make loans, or provide guarantees for loans, on terms approved of by the Company, to assist Participants in the purchase of Common Shares upon the exercise of Options.

Executive Stock Option Plan

     The Company has adopted an executive stock option plan (the "Executive Plan"). The Executive Plan was approved by the Board and the Company's shareholders on April 28 and May 30 2000 and June 14, 2000, respectively. All members of the board of directors and all bona fide full-time officers of the Company or any of its subsidiaries who are designated by the Company as being eligible to participate in the Plan will be eligible to participate in the Executive Plan ("Eligible Executives", and those actually participating "Plan Executives"). The Company may, in its absolute discretion, add to, amend, vary, cancel, discontinue or terminate the Executive Plan or any Options granted thereunder, at any time without notice. Any such amendment, will, if required, be subject to the prior approval of, or acceptance by, any stock exchange or regulatory body having jurisdiction over the Company's securities. The Executive Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, and is not qualified under Section 401(a) of the United States Internal Revenue Code of 1986, as amended (the "Code").

     The purpose of the Executive Plan is to provide long-term incentives to attract, motivate and retain key executive officers and directors of Company. The Executive Plan will be administered by or under the authority of the Board or a person or committee to which such administrative authority is delegated by the Board. The Company has the power to make rules and regulations to administer the Executive Plan, and to interpret the provisions and rules of the Executive Plan. The Company's determination of all questions arising under the Executive Plan are final and binding on all Plan Executives. The Company maintains detailed records of each Option granted, including number of options granted, date of grant, earliest and latest exercise dates, vesting dates and exercise price. The maximum number of Common Shares reserved for issuance upon the exercise of all Options granted under the Executive Plan is currently 500,000, provided however, that pursuant to Section 7 of the Executive Plan, the number of Common Shares subject to Options granted will be adjusted to reflect adjustments in the number of Common Shares arising as a result of any subdivisions or consolidation of Common Shares, capital reorganization, reclassification or change of outstanding equity shares, merger, consolidation, or amalgamation. On March 3, 2003, the Board of Directors, subject to approval of shareholders and the Toronto Stock Exchange, adopted an amendment to the Executive Plan to increase the maximum number of Common Shares issuable upon exercise of options under the Executive Plan to 800,000. It is expected that the Company's shareholders will approve the amendment at the Annual and Special Meeting of the shareholders to be held on June 12, 2003.

     The Company will determine, in its sole discretion, which Eligible Executives will be granted Options pursuant to the Executive Plan. Participation in the Executive Plan is entirely voluntary. An Option granted under the Executive Plan may not be assigned, encumbered or otherwise disposed of by the Plan Executive, otherwise than by will or by the laws of succession. The Company will designate the number, price, earliest and latest exercise dates and vesting periods of Common Shares that a Plan Executive is granted under the Executive Plan, as well as whether an option granted to a U.S. holder may be an incentive stock option ("ISO").

     The number of Common Shares reserved for issuance under the Executive Plan to any one person may not exceed 5% of the Outstanding Issue and the number of Common Shares reserved for issuance to Insiders under the Executive Plan may not exceed 10% of the Outstanding Issue. The option price per Common Share will be determined by the Company, but may not be less than the weighted average trading price for the Common Shares on The Toronto Stock Exchange for the five (5) business days immediately preceding the date of the Option grant. The Company may designate the earliest and latest dates upon which an Option may be exercised, provided however, that such dates may be as early as the grant date, but no later than ten years following the grant date. Unless specified otherwise, 25% of a Plan Executive's Option will vest each year over a four year period.

     Unless otherwise determined by the Company, if a Plan Executive ceases to be an Eligible Executive for any reason other than death, any Options held by such Plan Executive which have not been exercised will immediately cease and terminate and be of no further force or effect whatsoever regardless of whether the Options have vested or not. If a Plan Executive ceases to be an Eligible Executive on account of death, and at the time of death that person has not previously had his or her rights under the Executive Plan terminated, any Options which at the time of death have vested and were exercisable, may be exercised for up to 180 days following the death (or the expiry date of the Option, if earlier). Any Options which at the time of death have not vested may, at the discretion of the Company and upon its written consent, be exercised for up to 90 days following the death (or the expiry date of the Option, if earlier). In the event of a take-over bid, the Board may, in its discretion, give its express consent to the immediate exercise of any Options held by Plan Executives, regardless of whether such Options have vested.

     A Plan Executives Options will terminate and may not be exercised after the latest exercise date for such options. A Plan Executive must provide the Company with written notice of any intention to exercise Options. Upon satisfactory payment of the Option exercise price, the Plan Executive will be entitled to a certificate representing that number of Common Shares being purchased upon exercise of the Option. No Plan Executive will have any rights as a shareholder until the Common Shares have been paid for in full. Subject to applicable law, the Company may, in its discretion, make loans, or provide guarantees for loans, on terms approved of by the Company, to assist Plan Executive's in the purchase of Common Shares upon the exercise of Options.

SHARE PURCHASE PLAN

     The Company has adopted a share purchase plan (the "Purchase Plan"). The Purchase Plan was originally approved by the Board and the Company's shareholders on December 5, 1996 and November 20, 1996 respectively. On August 27, 2001, the Directors approved amendments to the Purchase Plan effective as of July 24, 2001. All directors, officers and employees of the Company or of any of its subsidiaries or affiliates and others who provide services to the Company or any of its subsidiaries or affiliates may be eligible to participate in the Purchase Plan ("EPPP", and those participating "PPP"). Generally, the Company may, in its absolute discretion, amend, suspend, discontinue or terminate the Purchase Plan at any time without notice. However, any such amendment, will, if required, be subject to the prior approval of, or acceptance by, any stock exchange or regulatory body having jurisdiction over the Company's securities and no such amendment or termination may be made at any time which has a material adverse effect upon the existing rights of a PPP in respect of Common Shares which have been acquired under the Purchase Plan, prior to the date of such amendment or termination without his or her consent in writing. Upon termination of the Purchase Plan, all Loans to PPPs will either (i) continue until their termination or maturity on the terms and conditions thereof, or (ii) at the discretion of each PPP, be paid in full. The Purchase Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, and is not qualified under Section 401(a) of the United States Internal Revenue Code of 1986, as amended (the "Code").

     The purpose of the Purchase Plan is to provide long-term incentives to attract, motivate and retain key employees, officers, directors and consultants providing services to the Company. The Purchase Plan will be administered by or under the authority of the Board or a person or committee to which such administrative authority is delegated by the Board. The Company has the power to make rules and regulations to administer the Purchase Plan, and to interpret the provisions and rules of the Purchase Plan. The Company undertakes to provide each PPP with (i) a written explanation of the pertinent provisions of the Purchase Plan (including amendments thereto applicable to the PPP), together with a written explanation of the rights and obligations of a PPP; (ii) any other information regarding the Purchase Plan required to be provided, and in a manner prescribed, under any applicable laws; and (iii) a statement of the PPP's account setting out the outstanding balance under all Loans each fiscal year. The Company will maintain such account for each PPP in such manner that the outstanding balance of any Loan of each PPP and/or any contribution made on behalf of PPPs may be audited and ascertained. Such individual accounts will be posted monthly.

     The Company will appoint a custodian (the "Custodian") to serve as the Custodian under the Purchase Plan. The Company may not appoint itself, or any of its directors or employees as the Custodian. The Custodian will hold the full amount of all Loans as custodian for the respective PPPs, purchase with such amounts Common Shares under the Purchase Plan and hold those Common Shares pledged to the Company. The Company has the right to appoint a new Custodian.

     The maximum number of Common Shares reserved for issuance from treasury under the Purchase Plan is currently 250,000. The number of Common Shares issued under all Share Compensation Arrangements to any Insider may not exceed 5% of the Outstanding Issue in any one year period and the number of Common Shares issued to Insiders under all Share Compensation Arrangements may not exceed 10% of the Outstanding Issue in any one year period. To become a PPP, an EPPP must (i) be granted a Loan (as described below in "Loans to PPPs"),
(ii) execute any and all documents determined by the Company, in its sole discretion, to be necessary or desirable to evidence the Loan and (iii) borrow the Loan amount, and authorize the Company in writing to regularly deduct amounts from his or her salary in repayment of the Loan. The Company has not loaned money to PPPs since the provisions of the Sarbanes-Oxley Act prohibiting such loans came into effect. Prior to the coming into effect of the Sarbanes-Oxley Act, the Company granted interest free loans to certain of its directors under the Purchase Plan. Loans made prior to the coming into effect of the Sarbanes-Oxley Act are grandfathered. If consented to by the Company, an EPPP may purchase shares through a Consultant Entity, a Personal Holding Company, an RRSP or an RRIF.

     Common Shares may be acquired, at the option of the Company, by (i) subscription to the Company or (ii) market transactions. If acquired by subscription, the price per Common Share will be the weighted average trading price for the Common Shares on The Toronto Stock Exchange for the five (5) business days immediately preceding the date of the subscription. Any appreciation in the value of Common Shares will inure to the benefit of, and any dividends payable in respect of the Common Shares will be paid to, the PPPs and any depreciation in the value of the Common Shares will be borne by the PPPs. Subject to applicable law, the Company may, in its discretion, grant Loans to PPPs to be used exclusively for the purchase of Common Shares in accordance with Section 5 of the Purchase Plan. In granting a Loan, the Company will determine: (i) the amount of the Loan, (ii) the term of the Loan, which may not exceed ten years; (iii) the interest rate of the Loan; and (iv) the amount and frequency of the payments, which will be made by regular payroll deduction and applied to accrued interest and outstanding principal. The Purchase Plan provides that the Company may from time to time, at its sole discretion, establish procedures, terms and conditions upon which it will contribute, on behalf of a PPP, an amount of up to 15% of any Loan provided to such PPP to be used for the purchase of Common Shares under the Purchase Plan. Repayment of Loans is to be secured by the Common Shares purchased with the proceeds of the Loans, which Common Shares are to be deposited with and held by a Custodian in accordance with the terms of the Purchase Plan until the Loan has been repaid in full, provided however, that pursuant to Section 7.2 of the Purchase Plan, if, on each six month anniversary of the date that the Loan was granted, all amounts due and payable under the Loan have been paid in full, then upon direction from the Company, the Custodian will deliver to the PPP certificates representing the portion of the Common Shares originally purchased for which the Loan has been repaid.

     The full principal amount payable together with all accrued and unpaid interest in respect of all Loans made to a PPP will become due and immediately payable on the date that the PPP ceases to be a bona fide full-time employee, director or consultant of the Company, or a date which is ninety (90) days after (i) the death of the PPP, (ii) the date on which the Company determines that the PPP is totally and permanently disabled and unable to return to his or her position with the Company; or (iii) the PPP has defaulted on his or her Loan and such amount remains unpaid.


ITEM 7.     Major Shareholders and Related Party Transactions

A.    Major Shareholders

    The following table sets forth certain information regarding the beneficial ownership of the Company's outstanding Common Shares as of the date of this Form. The information in this table is based on the Company's records, information provided to the Company by directors and executive officers and a review of any Schedules 13D and 13G filed by shareholders with the Securities and Exchange Commission and delivered to the Company in accordance with applicable law. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power. Common shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. This information is based on 11,428,837 Common Shares outstanding as of April 30, 2003. Under applicable Canadian regulatory rules, shareholders are not required to disclose an ownership interest unless it exceeds 10% of the voting rights attached to the Common Shares of the Company. As a result, Canadian shareholders who did not file a Schedule 13D or 13G will not be shown in this table unless their ownership interest exceeds 10% of the voting rights attached to their Common Shares, or unless they are otherwise known to the Company. None of the Company's major shareholders have any special voting rights attached to their Common Shares.

                                         Aggregate                 Percentage of
                                         Number of                  Outstanding
               Name                    Common Shares               Common Shares
               ----                    -------------               -------------

          Nigel W. Stokes                2,108,563(1)                  18.2 %

          AGF Funds Inc.                 1,784,950                     15.6%

          TAL Global Asset               1,483,800                     13.0%
          Management Inc.

       Guardian Capital Inc.               874,600(2)                  7.65%

 Notes:
  (1) Includes 120,000 Options exercisable either currently or within 60 days and 33,750 Options exercisable either currently or within 60 days granted to his spouse.
  (2) Based on a Schedule 13G/A filed with the SEC on March 25, 2003 relating to a date of event that requires filing of December 31, 2002.


    Significant changes in ownership

    The following table sets forth significant changes in ownership by the Company's Major Shareholders over the previous 3 fiscal years, based on information available to the Company.

 --------------------------------  --------------------------  -----------------------------
 Major Shareholder                 Date                        Transaction
 --------------------------------  --------------------------  -----------------------------

 --------------------------------  --------------------------  -----------------------------
 TAL Global Asset Management Inc.  Period from March 31,       Holdings increased from
                                   2002 to March 31, 2003      approximately 7.7% to 13.0%
 --------------------------------  --------------------------  -----------------------------


    Information available to the Company indicates that, as at March 31, 2003, there were five record holders in the U.S. holding a total of 684,285 Common Shares.

    Based on the information available to the Company, the Company is not directly or indirectly owned or controlled by any other corporation, foreign government or person. To the best of the Company's knowledge there are no arrangements in existence that could lead to a subsequent change in control of the Company.

B.    Related Party Transactions

         During fiscal 2003, the Company sublet space to SmartSales Inc., a company of which Nigel W. Stokes served as Chairman of the Board of Directors and was a significant shareholder. The annual rent for the sublet space was $51,000. The rental transaction was made at market prices under normal trade terms and conditions. During fiscal 2003, SmartSales went bankrupt and the Company wrote off its rent receivable of $77,000.

      During fiscal 2003, the Company purchased certain assets of SmartSales from the trustee in bankruptcy of the estate of SmartSales in a cash transaction accounted for under the purchase method. The assets acquired consisted of computer equipment, office furniture, customer lists, accounts receivable, and software and related technology and intellectual property. The Company did not assume any liabilities or obligations of SmartSales pursuant to the transaction. The Company expects the purchase to be of benefit to it, but does not expect the transaction to have a material impact on its financial results or on its business and affairs. The transaction was approved by the court under the Bankruptcy and Insolvency Act (Canada). The President, CEO and Chairman of the Company, Mr. Nigel Stokes, is a former director and Chairman of SmartSales and he held approximately 20% of the common shares of SmartSales. Mr. Stokes did not receive any of the proceeds of the sale from the Trustee as a result of his shareholding in SmartSales. The former directors of SmartSales including Mr. Stokes may benefit indirectly from the transaction because the Trustee's use of the proceeds of the sale reduced certain potential liabilities of the former directors with respect to unpaid taxes. At the request of Mr. Stokes, the nature and extent of his interest in SmartSales was disclosed and recorded in the minutes of the proceedings of the directors of the Company. The terms of the transaction were reviewed and approved unanimously by the board of directors of the Company. The board of directors was of the view that the assets to be acquired and the immediate potential for collecting accounts receivable and generating revenue would benefit the Company.

     The Company's directors, executive officers and senior officers are eligible to participate in the Company's Share Purchase Plan. The purpose of the Share Purchase Plan is to provide long-term incentives to attract, motivate and retain key employees, officers, directors and consultants providing services to the Company. Under the Share Purchase Plan the Company may loan money to participants to purchase Common Shares of the Company. Repayment of these loans is secured by a pledge of the Common Shares purchased with the proceeds of the loan and such Common Shares are deposited with and held by a custodian until the loan has been repaid. The Company has granted interest free loans to certain of its directors to purchase Common Shares under the Share Purchase Plan. The loans are to be repaid from quarterly directors' fees due to such persons as they are earned, and may also be repaid in whole or in part at any time without penalty. The full principal amount of a director's loan is immediately due and payable on the date a director ceases to be a director of the Company. The aggregate indebtedness to the Company of all participants in the Share Purchase Plan as at April 30, 2003 was $5,000. The Company has not loaned money to directors since the provisions of the Sarbanes-Oxley Act prohibiting such loans came into effect. Loans made prior to the coming into effect of the Sarbanes-Oxley Act are grandfathered. See Directors, Senior Management and Employees - Share Ownership. The following table sets out the indebtedness of the officers and directors of the Company to the Company in connection with the purchase of Common Shares under the Share Purchase Plan:

===================== ================ =================== ================== =================== ==================
Name and Principal     Involvement of    Largest Amount          Amount          Financially        Security for
Position                the Company       Outstanding      Outstanding as at       Assisted         Indebtedness
                                       During the Fiscal     April 30, 2003      Purchases of
                                           Year Ended                           Common Shares
                                        January 31, 2003                      During the Fiscal
                                                                                  Year Ended
                                                                               January 31, 2003
--------------------- ---------------- ------------------- ------------------ ------------------- ------------------
Donald L. Lenz,            Lender            22,500              2,500                0           Pledge of Common
director                                                                                               Shares
--------------------- ---------------- ------------------- ------------------ ------------------- ------------------

Donald Woodley,            Lender            25,000              2,500                0           Pledge of Common
director                                                                                               Shares
===================== ================ =================== ================== =================== ==================


C. Interests of experts and counsel

Information not required for annual report.

ITEM 8.    Financial Information

A.    Consolidated Statements and Other Financial Information

See item 17

LEGAL PROCEEDINGS

     The Company is not a party to any material legal proceedings.

DIVIDENDS

     The Company has not paid any dividends on its Common Shares in the last five completed financial years. The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's future earnings, operations, capital requirements and financial condition, general business conditions and contractual restrictions on payment of dividends, if any.


B.    Significant Changes

     No significant change has occurred since the date of the annual financial statements.


ITEM 9.    The Offer and Listing

A.    Offer and Listing Details

NATURE OF TRADING MARKET

     The Company's Common Shares are traded on the Nasdaq National Market under the symbol "DMCX" and on the Toronto Stock Exchange under the symbol "DMC". The following tables set forth, for the periods indicated, high and low closing prices of the Company's Common Shares as reported on the Nasdaq National Market and on the Toronto Stock Exchange. Prices on the Toronto Stock Exchange are shown in Canadian dollars. Prices on the Nasdaq National Market are shown in U.S. dollars. The Company's shares began trading on the Nasdaq National Market on January 18, 2001.

-------------------------------------------------------------------------------
              Annual Market Prices on the Toronto Stock Exchange
--------------------------------------------------------------------------------
----------------------------------- ---------------------- --------------------
                                            High                   Low
----------------------------------- ---------------------- --------------------
Fiscal year ended January 31, 2003         $13.50                 $7.50
----------------------------------- ---------------------- --------------------
Fiscal year ended January 31, 2002         $15.49                 $4.52
----------------------------------- ---------------------- --------------------
Fiscal year ended January 31, 2001         $29.90                $11.75
----------------------------------- ---------------------- --------------------
Fiscal year ended January 31, 2000         $15.25                 $3.75
----------------------------------- ---------------------- --------------------
Fiscal year ended January 31, 1999         $15.10                 $5.75
----------------------------------- ---------------------- --------------------

-------------------------------------------------------------------------------
              Annual Market Prices on the Nasdaq National Market
--------------------------------------------------------------------------------
------------------------------------ ---------------------- --------------------
                                             High                   Low
------------------------------------ ---------------------- --------------------
Fiscal year ended January 31, 2003           $8.56                 $4.61
------------------------------------ ---------------------- --------------------
Fiscal year ended January 31, 2002          $10.19                 $2.70
------------------------------------ ---------------------- --------------------
Fiscal year ended January 31, 2001          $12.50                $10.06
------------------------------------ ---------------------- --------------------


-------------------------------------------------------------------------------
             Quarterly Market Prices on the Toronto Stock Exchange
-------------------------------------------------------------------------------
-------------------------------------- -------------------- -------------------
                                               High                 Low
-------------------------------------- -------------------- ------------------
Fiscal year ended January 31, 2004
-------------------------------------- -------------------- ------------------
     First Quarter                            $12.75              $10.75
-------------------------------------- -------------------- ------------------
Fiscal year ended January 31, 2003
-------------------------------------- -------------------- ------------------
     Fourth Quarter                           $12.40               $7.95
-------------------------------------- -------------------- ------------------
     Third Quarter                             $9.25               $7.50
-------------------------------------- -------------------- ------------------
     Second Quarter                           $10.75               $8.50
-------------------------------------- -------------------- ------------------
     First Quarter                            $13.50               $9.23
-------------------------------------- -------------------- ------------------
Fiscal year ended January 31, 2002
-------------------------------------- -------------------- ------------------
     Fourth Quarter                           $12.06               $6.53
-------------------------------------- -------------------- ------------------
     Third Quarter                             $7.50               $4.52
-------------------------------------- -------------------- ------------------
     Second Quarter                            $8.40               $5.50
-------------------------------------- -------------------- ------------------
     First Quarter                            $15.49               $5.20
-------------------------------------- -------------------- ------------------


-----------------------------------------------------------------------------
             Quarterly Market Prices on the Nasdaq National Market
-----------------------------------------------------------------------------
--------------------------------------- ------------------ ------------------
                                                High             Low
--------------------------------------- ------------------ ------------------
--------------------------------------- ------------------ ------------------
Fiscal year ended January 31, 2004
--------------------------------------- ------------------ ------------------
--------------------------------------- ------------------ ------------------
     First Quarter                              $8.77           $7.00
--------------------------------------- ------------------ ------------------
--------------------------------------- ------------------ ------------------
Fiscal year ended January 31, 2003
--------------------------------------- ------------------ ------------------
--------------------------------------- ------------------ ------------------
     Fourth Quarter                             $8.02           $5.13
--------------------------------------- ------------------ ------------------
--------------------------------------- ------------------ ------------------
     Third Quarter                              $6.00           $4.61
--------------------------------------- ------------------ ------------------
--------------------------------------- ------------------ ------------------
     Second Quarter                             $6.78           $5.21
--------------------------------------- ------------------ ------------------
--------------------------------------- ------------------ ------------------
     First Quarter                              $8.56           $6.00
--------------------------------------- ------------------ ------------------
--------------------------------------- ------------------ ------------------
Fiscal year ended January 31, 2002
--------------------------------------- ------------------ ------------------
--------------------------------------- ------------------ ------------------
        Fourth Quarter                          $7.60           $4.10
--------------------------------------- ------------------ ------------------
--------------------------------------- ------------------ ------------------
        Third Quarter                           $4.60           $2.70
--------------------------------------- ------------------ ------------------
--------------------------------------- ------------------ ------------------
        Second Quarter                          $5.00           $3.50
--------------------------------------- ------------------ ------------------
--------------------------------------- ------------------ ------------------
        First Quarter                          $10.19           $3.38
--------------------------------------- ------------------ --------------------


-----------------------------------------------------------------------------
              Monthly Market Prices on the Toronto Stock Exchange
-----------------------------------------------------------------------------
-------------------------------------- ------------------- ------------------
                                               High                Low
-------------------------------------- ------------------- ------------------
-------------------------------------- ------------------- ------------------
April 2003                                    $12.70             $12.00
-------------------------------------- ------------------- ------------------
-------------------------------------- ------------------- ------------------
March 2003                                    $12.75             $11.00
-------------------------------------- ------------------- ------------------
-------------------------------------- ------------------- ------------------
February 2003                                 $12.50             $10.77
-------------------------------------- ------------------- ------------------
-------------------------------------- ------------------- ------------------
January 2003                                  $12.40             $10.30
-------------------------------------- ------------------- ------------------
-------------------------------------- ------------------- ------------------
December 2002                                 $10.60             $10.10
-------------------------------------- ------------------- ------------------
-------------------------------------- ------------------- ------------------
November 2002                                  $9.75              $7.95
-------------------------------------- ------------------- ------------------


------------------------------------------------------------------------------
              Monthly Market Prices on the Nasdaq National Market
------------------------------------------------------------------------------
------------------------------------ -------------------- --------------------
                                             High                 Low
------------------------------------ -------------------- --------------------
------------------------------------ -------------------- --------------------
April 2003                                   $8.74               $8.16
------------------------------------ -------------------- --------------------
------------------------------------ -------------------- --------------------
March 2003                                   $8.77               $7.25
------------------------------------ -------------------- --------------------
------------------------------------ -------------------- --------------------
February 2003                                $8.18               $7.00
------------------------------------ -------------------- --------------------
------------------------------------ -------------------- --------------------
January 2003                                 $8.02               $6.60
------------------------------------ -------------------- --------------------
------------------------------------ -------------------- --------------------
December 2002                                $6.90               $6.50
------------------------------------ -------------------- --------------------
------------------------------------ -------------------- --------------------
November 2002                                $6.25               $5.13
------------------------------------ -------------------- --------------------

ITEM 10.        Additional Information

A.    Share capital

Information not required for annual report.

B.    Memorandum and Articles

BY-LAWS AND ARTICLES OF INCORPORATION

     The predecessor corporation to the Company was incorporated under the Business Corporations Act (Ontario) on November 19, 1993. This predecessor corporation amalgamated on February 1, 1996 with four other corporations to form the Company as it is currently constituted. The Company's articles of amalgamation were amended on December 6, 1996 to effect a 1 - for - 2 share consolidation of the Common Shares and to create a class of preferred shares issuable in series. The Company's articles are on file with the Ontario Ministry of Consumer and Business Services under the Ontario Corporation Number 1166680. The Company's articles do not include a stated purpose.

DIRECTORS

      In accordance with the Business Corporations Act (Ontario), a director who is a party to a material contract or transaction or proposed material contract or transaction with the Company, or is a director or officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the Company, shall disclose in writing to the Company or request to have entered in the minutes of meetings of directors the nature and extent of his or her interest. In such circumstances, a director shall not vote on any resolution to approve the contract or transaction unless the contract or transaction is: (a) an arrangement by way of security for money lent to or obligations undertaken by the director for the benefit of the Company or an affiliate; (b) one relating primarily to his remuneration as a director, officer, employee or agent of the Company or an affiliate; (c) one for indemnity or insurance; or (d) one with an affiliate.

      In accordance with the Business Corporations Act (Ontario), the directors of the Company may fix the remuneration of the directors, officers and employees of the Company. Where a material contract or a material transaction (including a contract involving director remuneration) is entered into between the Company and a director, or between the Company and another person of which a director of the Company is a director or officer or in which he or she has a material interest, the director is not accountable to the Company or its shareholders for any profit or gain realised from the contract or transaction and the contract or transaction is neither void nor voidable, by reason only of the relationship or by reason only that the director is present at or is counted to determine the presence of quorum at a meeting of directors that authorized the contract or transaction, if the director disclosed his interest in accordance with the Business Corporation Act (Ontario) and the contract or transaction was reasonable and fair to the Company at the time it was so approved.

      The directors may from time to time, in such amounts and on such terms as they deem expedient: (a) borrow money on the credit of the Company; (b) issue, sell or pledge debt obligations (including bonds, debentures, notes or other similar obligations, secured or unsecured) of the Company; (c) charge, mortgage, hypothecate or pledge all or any of the currently owned or subsequently acquired real or personal, movable or immovable, property of the Company, including book debts, rights, powers, franchises and undertaking, to secure any debt obligations or any money borrowed or other debt or liability of the Company. The directors may from time to time delegate to such one or more of the directors and officers of the Company as may be designated by the directors all or any of the powers conferred on the directors above to such extent and in such manner as the directors shall determine with respect to each such delegation.

      There is no age limit requirement for directors of the Company. Directors are not required to own shares in the Company.

      Directors of the Company are elected annually at an annual meeting of the shareholders of the Company. Each director holds office until the close of the next annual meeting or until the successor of such director is elected or appointed in accordance with the By-Laws of the Company and the Business Corporations Act (Ontario). Each Common Share of the Company entitles the holder thereof to one vote at a meeting of shareholders.

COMMON SHARES

      The Company is authorized to issue an unlimited number of Common Shares. The rights, privileges, restrictions and conditions of the Common Shares include the rights to vote at all meetings of shareholders and to receive the remaining property of the Company upon dissolution.

      Subject to the prior rights of the holders of Preferred Shares, the holders of Common Shares are entitled to receive dividends, as and when declared by the Board of Directors, out of monies properly applicable to the payment of dividends, in such amount and in such form as the Board of Directors may from time to time determine, and all dividends which the Board of Directors may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares outstanding as of the applicable record date.

      In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, subject to the prior rights of the holders of Preferred Shares, the holders of Common Shares will be entitled to receive the remaining property and assets of the Company.

PREFERRED SHARES

      The Company is authorized to issue an unlimited number of Preferred Shares issuable in series. Subject to the Business Corporations Act (Ontario), the directors may fix, before the issue thereof, the number of Preferred Shares of each series, the designation, rights, privileges, restrictions and conditions attaching to the shares of each series, including, without limitation, any voting rights, any right to receive dividends (which may be cumulative or non-cumulative and variable or fixed) or the means of determining such dividends, the dates of payment thereof, any terms and conditions of redemption or purchase, any conversion rights, and any rights on liquidation, dissolution or winding-up of the Company, any sinking fund or other provisions, the whole to be subject to the issuance of a certificate of amendment setting forth the designation, rights, privileges, restrictions and conditions attaching to the Preferred Shares.

      Subject to the Business Corporations Act (Ontario), the holders of Preferred Shares shall not, as such, be entitled to receive notice of or to attend any meeting of the shareholders of the Company or to vote at any such meeting, but shall be entitled to receive notice of and to attend, but not to vote at, any meeting of the shareholders called for the purpose of authorizing the dissolution of the Company or the sale, lease or exchange of all or substantially all the property of the Company other than in the ordinary course of business, unless the Company shall fail, for a period of eighteen consecutive months, to pay dividends at the prescribed rate, if any, on the Preferred Shares, whereupon and so long as any such dividends shall remain in arrears, the holders of the Preferred Shares shall be entitled to receive notice of, to attend and vote at all meetings of the shareholders, except meetings at which only holders of a specified class of shares are entitled to attend.

      The Preferred Shares shall be entitled to preference over the Common Shares of the Company and over any other shares ranking junior to the Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs.

      The Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, rank on a parity with the Preferred Shares of every other series and be entitled to preference over the Common Shares. If any amount of cumulative dividends (whether or not declared) or declared non-cumulative dividends or any amount payable on any such distribution of assets constituting a return of capital in respect of the Preferred Shares of any series is not paid in full, the Preferred Shares of such series shall participate ratably with the Preferred Shares of every other series in respect of all such dividends and amounts.

ACTION NECESSARY TO CHANGE RIGHTS OF SHAREHOLDERS

     In order to add to, change or remove any of the rights, privileges, restrictions or conditions of any of the Company's shares, the articles would need to be amended to effect the change. Such an amendment would require approval by special resolution, which is a resolution that is submitted to a special meeting of shareholders of the Company duly called for the purpose of considering the resolution and passed by at least two-thirds of the votes cast, or consented to in writing be each shareholder entitled to vote at such a meeting. To add to, remove or change the rights, privileges, restrictions or conditions attached to the shares of a particular class or series, the amendment is required to be approved by special resolution of the holders of a class or series of shares voting separately as a class or series. A shareholder who is entitled to vote on such a resolution is entitled to dissent in respect of such a resolution and, if the resolution is adopted and the Company implements such changes, demand payment of the fair value of its shares in accordance with the Business Corporations Act (Ontario).

MEETINGS OF SHAREHOLDERS

     An annual meeting of shareholders is held each year for the purpose of considering the Company's financial statements and reports, electing directors, appointing auditors and for the transaction of other business as may be brought before the meeting. The Board of Directors has the power to call a special meeting of shareholders at any time. Subject to the Business Corporations Act (Ontario), the holders of not less than 5 per cent of the Common Shares of the Company may requisition the Board of Directors to call a meeting of shareholders for the purposes stated in the requisition.

     Notice of the time and place of each meeting of shareholders must be given not less than 21 days, nor more than 50 days, before the date of each meeting to each director, to the auditor and to each shareholder entitled to vote at the meeting. Notice of a meeting of shareholders called for any other purpose other than consideration of the minutes of an earlier meeting, financial statements and auditor's report, election of directors and reappointment of the incumbent auditor, must state the nature of the business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and must state the text of any special resolution or by-law to be submitted to the meeting.

     The only persons entitled to be present at a meeting of shareholders are those entitled to vote, the directors of the Company and the auditor of the Company. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting. If a corporation is winding-up, the Business Corporations Act (Ontario) permits a liquidator appointed by the shareholders, during the continuance of a voluntary winding-up, to call and attend meetings of the shareholders. In circumstances where a court orders a meeting of shareholders, the court may direct how the meeting may be held, including the parties entitled, or required, to attend the meeting.

LIMITATIONS ON RIGHT TO OWN SECURITIES

      There are no limitations on the rights to own Common Shares, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the Common Shares imposed by the laws of Canada or the laws of the Province of Ontario or by the articles or By-Laws of the Company except as follows:

(a) foreign investors who acquire control of the Company must comply with the Investment Canada Act; and
(b) the majority of directors of the Company must be resident Canadians, as defined in the Business Corporations Act (Ontario).


C. Change in Control Provisions

      The Company and CIBC Mellon Trust Company (the "Rights Agent") entered into an agreement dated as of May 7, 2002 (the "Rights Agreement") to implement a shareholder rights plan for the Company (the "Shareholder Rights Plan"). A shareholder rights plan creates a right (which can only be exercised when a person acquires control of 20% or more of the Company's Common Shares) for each shareholder, other than the 20% buyer, to acquire additional Common Shares of the Company at one-half of the market price at the time of exercise. This significantly dilutes the share position of the 20% buyer and practically prevents that person from acquiring control of 20% or greater of the Company's Common Shares unless the rights plan has been withdrawn or the buyer makes a Permitted Bid, as that term is defined in the Shareholder Rights Plan. The easiest way for the buyer to have a rights plan withdrawn is for it to negotiate with the Board of Directors to have the rights plan waived or to apply to a securities commission to order withdrawal of the rights plan if the Company cannot develop an auction. Both of these approaches will give the Board of Directors more time and control over any sale process and increase the likelihood of a better offer to the Company's shareholders. The primary objectives of the Shareholder Rights Plan are to ensure that, in the context of a bid for control of the Company through an acquisition of the Company's Common Shares, the Board of Directors has sufficient time to explore and develop alternatives for maximizing shareholder value, to provide adequate time for competing bids to emerge, to ensure that shareholders have an equal opportunity to participate in such a bid and to give them adequate time to properly assess the bid and lessen the pressure to tender typically encountered by a securityholder of an issuer that is subject to a bid.


D.    Material contracts

      The following is a summary of the Company's material contracts entered into since May 31, 2000.

           Effective as of November 30, 2001, DataMirror (UK) Limited took assignment of leasehold property at 7th Floor, Offices Block 2, Elizabeth House, 39 York Road, Waterloo, London SE1 in England. The term of the lease expires on March 24, 2004. The leasehold property consists of approximately 13,770 square feet. The assignor and landlord of the leasehold property are Confetti Network Limited and P & O Property Holdings Limited, respectively. National Westminster Bank has given a guarantee, in an amount equal to 9 months rent, to the landlord. As security for the guarantee, the Company has placed an amount, equivalent to the guaranteed amount, in a separate account with National Westminster Bank.

     On June 8, 2001 the Company purchased the technology and certain related assets of BDI Systems, Inc. ("BDI"). BDI developed bi-directional, Java-based, data transformation software that exchanges data between XML (eXtensible
Markup Language), relational database and text formats, as well as web-based reporting. The Company's Transformation Server for XML product includes technology acquired from BDI and the Company's DB/XML Transform and DB/XML Vision products are based on BDI technology. Total consideration for the transaction was cash of $424,000 and 50,000 shares of common stock with a value of $307,000 to be released from escrow over two years. The assets acquired have been accounted for as acquired technology of $424,000 and deferred compensation of $307,000. The technology will be amortized over a period of three years. The deferred compensation will be amortized over two years.

     On May 18, 2001, the Company purchased the technology and certain related assets of saipx Inc. ("saipx"), a developer of pervasive mobile computing and turnkey solutions for SAP for cash consideration of $293,000. The Company's Pervasive Gateway, Synapse Agility and Synapse Mobility products are based on saipx technology.

      In September 2000, the Company purchased certain assets and assumed certain liabilities of Constellar Corporation. As a result of this acquisition, the Company acquired the Constellar Hub EAI software technology as well as certain related assets including computer equipment, office furniture and other fixed assets, accounts receivable, customer contracts and alliance contracts, and assumed certain related liabilities including accounts payable and deferred revenue. The Constellar acquisition was valued at approximately $16,500,000 (including the full value of contingent consideration). The contingent consideration consisted of up to U.S. $3,000,000 payable contingent on certain revenue targets being generated from the acquired technology during the three-year period ending August 31, 2003. In November 2001, a payment of $724,000 was made in payment of contingent consideration of $856,000 for the period ended August 31, 2001 less a holdback of $132,000 related to assets purchased which are not realized. Additional information about the Constellar acquisition is contained in the Consolidated Financial Statements of the Company for the year ended January 31, 2002, Note 17, Acquisitions, contained in the Company's 2001 Annual Report to Shareholders.

      In June and August 2000, PointBase, Inc. ("PointBase") completed an additional round of financing in which the Company invested an additional $5,893,000 in PointBase. However, as a result of the participation of other parties in these investment rounds the Company's approximate ownership percentage of PointBase was reduced from 42% to 29%.


E.    Exchange Controls

    The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian" as defined in the Investment Canada Act (a "non-Canadian"), unless after review, the minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in Common Shares of the Company by a non-Canadian (other than a "WTO investor" as defined in the Investment Canada Act) would be reviewable under the Investment Canada Act if it was an investment to acquire direct control of the Company and the value of the assets of the Company was $5,000,000 or more.

    An investment in Common Shares of the Company by a WTO Investor, assuming the Company is not involved in a "cultural business", "financial service" business or "transportation service" business, each as defined in the Investment Canada Act, would be reviewable under the Investment Canada Act if it was an investment to acquire direct control of the Company and the value of the assets of the Company equals or exceeds a specified amount (the "Review Threshold"), which increases in stages. The Review Threshold is $223 million for investments completed in 2003 and is indexed as of the first of January every year.

    A non-Canadian, whether a WTO Investor or otherwise, would acquire control of the Company for the purposes of the Investment Canada Act if he acquired a majority of the Common Shares of the Company. The acquisition of less than a majority but one-third or more of the Common Shares of the Company would be presumed to be an acquisition of control of the Company unless it could be established the Company was not controlled in fact by the acquirer through the ownership of Common Shares.

    Certain transactions in relation to the Common Shares would be exempt from the Investment Act, including:

  o an acquisition of Common Shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

  o an acquisition of control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provision of the Investment Canada Act; and

  o an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, though the ownership of voting interests, remains unchanged.


F.    Taxation

Canadian Federal Income Tax Considerations

         The following is a summary of certain material Canadian federal income tax considerations under the Income Tax Act (Canada) (the "Tax Act") generally applicable to a holder of Common Shares of the Company who at all times: (i) for purposes of the Tax Act, is not and is not deemed to be resident in Canada, deals at arm's length with and is not affiliated with the Company, holds Common Shares as capital property, and does not use or hold and is not deemed to use or hold Common Shares in the course of carrying on a business in Canada, and is not a "financial institution", and (ii) for purposes of the Canada-United States Income Tax Convention (1980), as amended (the "Convention"), is a resident of the U.S. and not a resident of Canada and does not hold and has not held Common Shares as part of the business property of a permanent establishment in Canada or in connection with a fixed base in Canada (hereinafter, a "U.S. Holder").

      This summary is based upon the current provisions of the Tax Act, the regulations thereunder, the Convention, all proposed amendments to the Tax Act, the regulations thereunder and the Convention publicly announced by the Department of Finance, Canada prior to the date hereof, and the administrative policies and assessing practices of the Canada Customs and Revenue Agency made publicly available prior to the date hereof. Except for the foregoing, this summary does not take into account or anticipate any changes in the law or the Convention or the administrative policies or assessing practices of the Canada Customs and Revenue Agency whether by legislative, governmental or judicial action or decision. This summary does not take into account or anticipate provincial, territorial or foreign tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

      Amounts in respect of Common Shares paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends to a U.S. Holder will generally be subject to Canadian non-resident withholding tax. Under the Tax Act such withholding tax is levied at a rate of 25%, which may be reduced pursuant to the terms of the Convention. Under the Convention, the rate of Canadian non-resident withholding tax on the gross amount of dividends beneficially owned by a U.S. Holder is generally 15%. However, where such beneficial owner is a company which owns at least 10% of the voting stock of the Company, the rate of such withholding is 5%.

      A U.S. Holder will not be subject to tax under the Tax Act in respect of any disposition of Common Shares (other than a disposition to the Company) unless at the time of such disposition such Common Shares constitute "taxable Canadian property" of the holder for purposes of the Tax Act. If the Common Shares are listed on a prescribed stock exchange for the purposes of the Tax Act (which currently includes the TSX and NASDAQ) at the time they are disposed of, they will generally not constitute "taxable Canadian property" of the U.S. Holder at the time of a disposition of such shares unless at any time during the 60-month period immediately preceding the disposition of the Common Shares, 25% or more of the issued shares of any class or series of the Company was owned by the U.S. Holder, by persons with whom the U.S. Holder did not deal at arm's length or by the U.S. Holder and persons with whom the U.S. Holder did not deal at arm's length. The Common Shares may also be taxable Canadian property in certain other circumstances. Under the Convention, gains derived by a U.S. Holder from the disposition of Common Shares that constitute "taxable Canadian property" will generally not be taxable in Canada unless the value of the Common Shares is derived principally from real property situated in Canada. If the Common Shares are listed on a prescribed stock exchange for the purposes of the Tax Act at the time they are disposed of by a U.S. Holder or they do not constitute "taxable Canadian property", the U.S. Holder will not be required to comply with the provisions of section 116 of the Tax Act, which requires a certificate to be obtained from the Canada Customs and Revenue Agency when certain property is disposed of.

      The foregoing summary of certain material Canadian federal income tax considerations is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of Common Shares. Holders should consult their own tax advisors with respect to their particular circumstances.


United States Tax Consequences

      The following is a general discussion of certain material anticipated United States federal income tax considerations relevant to holders of the Company's Common Shares who hold such shares as capital assets (as defined in Section 1221 of the United States Internal Revenue Code of 1986, as amended (the "Code")). This discussion is intended to be a general description of the United States federal income tax considerations material to a purchase of Common Shares. Readers are cautioned that this discussion does not address all relevant tax consequences relating to an investment in the Common Shares, nor does it take into account tax consequences peculiar to persons subject to special provisions of United States federal income tax law, such as financial institutions, persons owning 10% or more (by vote or value) of the Common Shares of the Company, persons that hold Common Shares through a partnership or other pass through entity, or persons that hold Common Shares that are a hedge against, or that are hedged against, currency risk or that are part of a straddle or conversion transaction, or persons whose functional currency is not the United States dollar. Therefore, investors should consult a tax advisor regarding the particular consequences of purchasing Common Shares.

      Except as otherwise described in this form, this discussion applies to investors that are (i) citizens or residents of the United States, (ii) corporations (or other entities taxable as corporations), that are created or organised in or under the laws of the United States, any State of the United States or the District of Columbia, (iii) estates, the income of which is subject to federal income taxation, regardless of its source or (iv) trusts, if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons as described in Section 7701(a)(30) of the Code has the authority to control all substantial decisions of such trust (a "U.S. Holder"). Holders that are not described in the definition of a U.S. Holder are advised to consult their own tax advisors regarding the tax considerations incident to the acquisition, ownership and disposition of Common Shares.

      Except as described below if the Company is treated as a passive foreign investment company, investors that are U.S. Holders will be required to include the gross amount of any distribution on Common Shares (without reduction for Canadian tax withheld) in their gross income as a taxable dividend, to the extent such distribution is paid from the Company's current or accumulated earnings and profits as determined under United States federal income tax principles. U.S. Holders must include in income an amount equal to the United States dollar value of such dividends on the date of receipt, based on the exchange rate on such date. To the extent that dividend distributions paid by the Company exceed the Company's current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder's adjusted tax basis in the shares, and then as a gain from the sale or exchange of the shares.

      U.S. Holders will generally be entitled to a foreign tax credit, or deduction for United States federal income tax purposes, in an amount equal to the Canadian tax withheld from a distribution on Common Shares. Dividends paid by the Company generally will constitute foreign source "passive income" for foreign tax credit purposes, which could reduce the amount of foreign tax credit that a U.S. Holder may claim. The United States Internal Revenue Code applies various limitations on the amount of foreign tax credit that may be claimed by a United States taxpayer. Because of the complexity of those limitations, U.S. Holders should consult their own tax advisors with respect to the amount of the foreign taxes they may claim as a credit. Dividends paid by the Company on the Common Shares will not generally be eligible for the "dividends received" deductions.

      A U.S. Holder that sells Common Shares will generally recognise a gain or loss in an amount equal to the difference, if any between the amount realised on the sale and the U.S. Holder's adjusted tax basis in the shares. Unless the Company is treated as a passive foreign investment company (described below), any gain or loss recognised upon the sale of shares held as capital assets will be a long-term or short-term capital gain or loss, depending on whether the Common Shares have been held for more than one year. Such gain or loss generally will be treated as United States source income or loss for United States foreign tax credit purposes.

       The rules governing "passive foreign investment companies" can have significant tax effects on U.S. Holders. The Company could be classified as a passive foreign investment company if, for any taxable year, either:

  (a) 75% or more of the Company's gross income is "passive income", which generally includes interest, dividends, certain gains from the sale or exchange of shares or securities and some types of rents and royalties, or
  (b) on average, 50% or more of the Company's assets, by fair market value, or, in some cases, by adjusted tax basis, produce or are held for the production of "passive income."

      Distributions constituting "excess distributions", as defined in Section 1291 of the Code, from a passive foreign investment company and dispositions of shares of a passive foreign investment company are subject to the highest rate of tax on ordinary income in effect and to an interest charge based on the value of the tax deferred during the period during which the shares are owned.

      The Company is likely to be characterized as a passive foreign investment company for U.S. federal income tax purposes. However, U.S. Holders who hold shares should be aware that the Company does not intend to provide U.S. Holders with information as to its status as a passive foreign investment company or to comply with any record keeping, reporting or other requirements of the Code. U.S. Holders should consult with their own tax advisors as to the tax consequences to them of holding stock of a passive foreign investment company.

       United States backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of the Common Shares. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or disposition of, Common Shares by a payor within the United States to a U.S. Holder (if that person is other than an exempt recipient, including a corporation, not a United States person that provides an appropriate certification and certain other persons).

      A payor within the United States will be required to withhold tax at a rate equal to the fourth lowest rate applicable to ordinary income of unmarried individuals on any payments made to a Common Share holder (if that Common Share holder is other than an exempt recipient) consisting of dividends on, or proceeds from the sale or disposition of, the Common Shares, if the selling Common Share holder fails to furnish a correct taxpayer identification number on United States Internal Revenue Service Form W-9 or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Moreover, a payor or middleman may rely on a certification provided by a payee that is not a United States person only if such payor or middleman does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect. Investors will be allowed a refund or a credit equal to any amounts withheld under the United States backup withholding tax rules against their United States federal income tax liability, provided that they furnish the required information to the United States Internal Revenue Service.

G.    Dividends and paying agents

Information not required for annual report.

H.    Statements by experts

Information not required for annual report.

I.    Documents on display

Documents on display

      Any documents referred to in this Form 20-F shall be available for review at the registered office of the Company located at 3100 Steeles Avenue East, Suite 1100, Markham Ontario, Canada, L3R 8T3. The Company is subject to certain of the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "SEC"). As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in
Section 16 of the Exchange Act. Under the Exchange Act, as a foreign private issuer, the Company is not required to publish financial statements as frequently or as promptly as United States companies. Such reports and other information filed with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices, including the one located at the Woolworth Building, 233 Broadway, 16th Floor New York, New York 10279-1803. Copies of such material can also be obtained from the principal office of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.


J.    Subsidiary information

Information not required.


ITEM 11.   Quantitative and Qualitative Disclosures about Market Risk

INTEREST RATE RISK.

     The Company invests its cash in a variety of short-term Canadian dollar denominated financial instruments, including government bonds, commercial paper and banker's acceptances. The portfolio is diversified and consists primarily of investment grade securities to minimize credit risk. Cash balances in foreign operations are generally invested in term deposits in the local operating banks. The investment in short-term financial instruments carries a degree of interest rate risk, and consequently the Company's future investment income may fall short of expectations due to changes in short-term interest rates. The investment in short-term financial instruments is not for trading purposes. Management estimates that average invested cash balances should approximate $35,000,000, therefore a 1% change in interest rates could effect interest income by as much as $350,000 for the year.

FOREIGN CURRENCY RATE FLUCTUATIONS.

     The Company derives most of its sales revenue from international customers, with sales outside Canada usually denominated in U.S. dollars or European currencies including pounds sterling and Euros. For fiscal 2003, sales denominated in U.S. dollars and European currencies represented 58.9% and 34.2% respectively of the Company's revenues, while a significant portion of the Company's operating expenses are incurred in Canadian dollars. Accordingly, changes in exchange rates between the Canadian dollar and these foreign currencies can positively or negatively affect the Company's operating results. The Company has a policy of hedging a portion of its foreign currency denominated accounts receivable. However, management recognizes that this policy can provide only a short-term protection against a limited portion of the Company's currency exposure. The financial instruments utilized by the Company pursuant to its hedging policy are not purchased for trading purposes. Should the Company's take over bid for Idion not be successful, the sale of its shares of Idion could result in a gain or loss depending on the circumstances in which they are sold and subject to foreign exchange and other risks associated with investments in JSE listed companies. See Note 16, Financial Instruments and Hedging Activities, to the audited Annual Financial Statements.

     The following table provides a sensitivity analysis on the Company's exposure to changes in foreign exchange rates. For foreign currencies where the Company engages in material transactions, the following table quantifies the impact that a 10% decrease against the Canadian dollar would have had on the Company's total revenues, operating expenses and pre-tax net income for the year ended January 31, 2003.

                           Total      Operating    Pre-tax
                          Revenue    Expenses     Net Income

United States Dollar      $(3,682)       $(502)      $(3,180)
British Pound              (1,168)        (895)         (273)
Euro                         (971)        (515)         (456)


ITEM 12.   Description of Securities Other than Equity Securities

Information not required for annual report


                                    PART II


ITEM 13.   Defaults, Dividend Arrearages and Delinquencies

None.


ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.


ITEM 15.   Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer (the "Executive Officers") met with the General Counsel of the Company on May 15, 2003 to review the effectiveness of the Company's disclosure controls and procedures. The Company's disclosure controls and procedures are documented in the Company's Disclosure Policy that has been approved by the Board of Directors. The Disclosure Policy provides that the Executive Officers and the General Counsel are responsible for the disclosure of material information. The Executive Officers reviewed the terms of the Disclosure Policy and considered how effectively its controls and procedures functioned in practice. The Executive Officers determined that these controls and procedures were adequate for the Company and in compliance with all applicable, laws, regulations, rules and listing standards. Subsequent to this evaluation, there have been no significant changes to these controls or other factors that could significantly affect these controls.

ITEM 16A.  Audit Committee Financial Expert

The Company's Board of Directors has determined that the Company has at least one audit committee financial expert serving on its Audit Committee. The Board of Directors believes that Mr. Bryan Plug has the following attributes: an understanding of generally accepted accounting principles and financial statements; the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; experience supervising one or more persons engaged in preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements; an understanding of internal controls and procedures for financial reporting; and an understanding of audit committee functions. Mr. Plug acquired these attributes through his experience actively supervising the principal financial officers of software companies where he has held senior executive positions including his current position as Chief Executive Officer of Kintana, Inc., a leading provider of e-Business applications management software based in Sunnyvale, California.

ITEM 16B.  Code of ethics

Management of the Company implemented an Employee Conduct Policy in April 2002. The Employee Conduct Policy was amended in the past year to add a section relating to the anonymous accounting complaints process adopted by the Company. The Board of Directors formally adopted the amended Employee Conduct Policy at its meeting on March 3, 2003. The Employee Conduct Policy applies to all officers and employees of the Company. The Employee Conduct Policy is attached to this Form as Exhibit 16.1. Any person may request a copy of the Employee Conduct Policy from the General Counsel of the Company by contacting the General Counsel at the address or telephone number of the Company's principal executive offices set out on the first page of this Form.

                                   PART III


ITEM 17.   FINANCIAL STATEMENTS

                               AUDITORS' REPORT





To the Directors of
DataMirror Corporation

We have audited the consolidated balance sheets of DataMirror Corporation as at January 31, 2003 and 2002 and the consolidated statements of income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended January 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended January 31, 2003 in accordance with Canadian generally accepted accounting principles.

As described in note 2 to the consolidated financial statements, the Company changed its accounting policy for goodwill effective February 1, 2002.




Toronto, Canada,
March 4, 2003.                                            Chartered Accountants

DataMirror Corporation


                          CONSOLIDATED BALANCE SHEETS
                      [in thousands of Canadian dollars]


As at January 31


                                                                2003               2002
                                                                  $                  $
------------------------------------------------------------------------------------------
ASSETS
Current
Cash and cash equivalents [note 3]                            13,025              9,073
Short-term investments [note 4]                               25,802             27,422
Accounts receivable                                           12,455             12,773
Prepaid expenses                                               1,618              1,747
Future tax assets [note 14]                                    2,578              1,851
------------------------------------------------------------------------------------------
Total current assets                                          55,478             52,866
------------------------------------------------------------------------------------------
Capital assets, net [note 5]                                   3,931              3,702
Investment tax credits recoverable                             1,664              2,440
Investments [note 6]                                           9,768              7,495
Intangibles [note 7]                                           7,388              9,982
Goodwill [note 2]                                              3,118              3,118
------------------------------------------------------------------------------------------
                                                              81,347             79,603
------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities                       5,120              3,855
Deferred revenue                                              18,137             14,583
Current portion of long-term debt [note 9]                        --              1,464
Current portion of capital lease obligations [note 10]            89                138
Income taxes payable                                             993                 --
------------------------------------------------------------------------------------------
Total current liabilities                                     24,339             20,040
------------------------------------------------------------------------------------------
Future tax liabilities [note 14]                               1,505              1,106
Capital lease obligations [note 10]                               33                 98
------------------------------------------------------------------------------------------
Total liabilities                                             25,877             21,244
------------------------------------------------------------------------------------------
Commitments and contingencies [notes 15, 16 and 18]

Shareholders' equity
Share capital [note 11]                                       64,637             64,740
Deficit                                                       (8,669)            (5,883)
Cumulative translation adjustment                               (498)              (498)
------------------------------------------------------------------------------------------
Total shareholders' equity                                    55,470             58,359
------------------------------------------------------------------------------------------
                                                              81,347             79,603
------------------------------------------------------------------------------------------

See accompanying notes

                                                                                     58

DataMirror Corporation


                   CONSOLIDATED STATEMENTS OF INCOME (LOSS)
           [in thousands of Canadian dollars, except per share data]


Years ended January 31

                                                               2003            2002          2001
                                                                 $               $             $
----------------------------------------------------------------------------------------------------

REVENUE
Licence                                                        33,223         28,592       35,040
Maintenance                                                    23,210         20,562       14,065
Services                                                        6,057          7,222        8,353
----------------------------------------------------------------------------------------------------
                                                               62,490         56,376       57,458
----------------------------------------------------------------------------------------------------

Cost of revenue
Licence                                                           239            257          514
Maintenance and services                                       12,605         13,464       11,184
----------------------------------------------------------------------------------------------------
                                                               12,844         13,721       11,698
----------------------------------------------------------------------------------------------------
Gross margin                                                   49,646         42,655       45,760
----------------------------------------------------------------------------------------------------

OPERATING EXPENSES
Selling and marketing                                          21,289         21,542       23,815
Research and development [note 13]                             10,459         10,895        7,742
General and administration                                      8,812          9,088        9,668
Amortization of intangibles                                     2,740          3,244        1,570
----------------------------------------------------------------------------------------------------
                                                               43,300         44,769       42,795
----------------------------------------------------------------------------------------------------
Operating income (loss)                                         6,346         (2,114)       2,965
Investment income, net [notes 9 and 10]                           611            859        1,333
Gain (loss) from investment in PointBase, Inc. [note 6]
   Impairment of equity investment                             (4,595)            --           --
   Dilution gain                                                   --             --        6,186
   Equity loss                                                 (2,081)        (4,112)      (4,709)
----------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                 281         (5,367)       5,775
----------------------------------------------------------------------------------------------------
Provision for (recovery of) income taxes [note 14]
   Current                                                      2,762            428          877
   Future                                                        (328)          (131)         190
----------------------------------------------------------------------------------------------------
                                                                2,434            297        1,067
----------------------------------------------------------------------------------------------------
Net income (loss) for the year                                 (2,153)        (5,664)       4,708
----------------------------------------------------------------------------------------------------

Earnings per share
Basic                                                          $(0.19)       $(0.49)        $0.41
Diluted                                                        $(0.19)       $(0.49)        $0.40
----------------------------------------------------------------------------------------------------

Weighted average number of shares [000's]
Basic                                                          11,411         11,500       11,362
Diluted                                                        11,411         11,500       11,856
----------------------------------------------------------------------------------------------------

See accompanying notes

                                                                                            59

DataMirror Corporation

                          CONSOLIDATED STATEMENTS OF
                             SHAREHOLDERS' EQUITY
                      [in thousands of Canadian dollars]


Years ended January 31

@@@PICK UP HERE PLEASE
                                      Common shares        Retained   Cumulative        Total
                                    ------------------     earnings   translation     shareholders'
                                    Shares      Amount    (deficit)   adjustment        equity
                                       #           $          $            $               $
------------------------------------------------------------------------------------------------------
                                    [000's]

Balance, January 31, 2000           10,207      30,773      (3,036)       (498)            27,239
Net income for the year                 --          --       4,708          --              4,708
Issuance of common shares
   [note 11[b]]                      1,305      34,151          --          --             34,151
Exercise of stock options
   [note 12]                           209       1,190          --          --              1,190
Repurchase of common shares
   [note 11[c]]                        (97)       (531)     (1,539)         --             (2,070)
------------------------------------------------------------------------------------------------------
Balance, January 31, 2001           11,624      65,583         133        (498)            65,218
------------------------------------------------------------------------------------------------------
Net loss for the year                   --          --      (5,664)         --             (5,664)
Issuance of share capital
   [notes 11[d] and 18]                 72         435          --          --                435
Exercise of stock options [note 12]    112         619          --          --                619
Repurchase of common shares
   [note 11[c]]                       (336)     (1,897)       (352)         --             (2,249)
------------------------------------------------------------------------------------------------------
Balance, January 31, 2002           11,472      64,740      (5,883)       (498)            58,359
------------------------------------------------------------------------------------------------------
Net loss for the year                   --          --      (2,153)         --             (2,153)
Exercise of stock options [note 12]    153         821          --          --                821
Repurchase of common shares
   [note 11[c]]                       (164)       (924)       (633)         --             (1,557)
------------------------------------------------------------------------------------------------------
Balance, January 31, 2003           11,461      64,637      (8,669)       (498)            55,470
------------------------------------------------------------------------------------------------------

See accompanying notes

                                                                                            60

DataMirror Corporation

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                      [in thousands of Canadian dollars]


Years ended January 31

                                                               2003            2002          2001
                                                                 $               $             $
-----------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
Net income (loss) for the year                                 (2,153)       (5,664)        4,708
Add (deduct) items not affecting cash
   Amortization of capital assets                               1,630         1,876         1,729
   Amortization of intangibles                                  2,740         3,244         1,570
   Future income taxes                                           (328)         (131)          190
   Impairment of investment in PointBase, Inc.                  4,595            --        (6,186)
   Equity loss from investment in PointBase, Inc.               2,081         4,112         4,709
   Investment tax credits recoverable                             776            --            --
   Non-cash interest expense                                       63           215            48
   Non-cash foreign exchange loss                                  59            97            --
   Non-cash operating expense                                     186            90            --
-----------------------------------------------------------------------------------------------------
                                                                9,649         3,839         6,768
Net change in non-cash working capital balances
   related to operations                                        6,259        11,474        (3,307)
-----------------------------------------------------------------------------------------------------
Cash provided by operating activities                          15,908        15,313         3,461
-----------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Additions to capital assets                                    (1,859)       (1,460)       (1,134)
Purchase of short-term investments                            (25,802)      (27,422)           --
Maturity of short-term investments                             27,422            --            --
Investment in Idion Technology Holdings Limited                (8,949)         (820)           --
Acquisition of intangibles                                       (332)         (676)           --
Acquisition of business, net of cash [note 18]                     --          (724)       (8,940)
Purchase of investment [note 6]                                    --            --        (5,893)
-----------------------------------------------------------------------------------------------------
Cash used in investing activities                              (9,520)      (31,102)      (15,967)
-----------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Repayment of long-term debt                                    (1,586)       (1,566)         (890)
Payments of capital lease obligations                            (114)         (275)         (754)
Issuance of share capital                                         821           747        34,206
Repurchase of share capital                                    (1,557)       (2,249)       (2,070)
-----------------------------------------------------------------------------------------------------
Cash provided by (used in) financing activities                (2,436)       (3,343)       30,492
-----------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and equivalents
   during the year                                              3,952       (19,132)       17,986
Cash and cash equivalents, beginning of year                    9,073        28,205        10,219
-----------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                         13,025         9,073        28,205
-----------------------------------------------------------------------------------------------------

Supplemental cash flow information
Interest paid                                                     119            53            97
Income taxes paid                                                 238         1,080            --
-----------------------------------------------------------------------------------------------------

See accompanying notes

                                                                                             61

DataMirror Corporation


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]


January 31, 2003




1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

The consolidated financial statements of DataMirror Corporation [the "Company"] have been prepared in accordance with Canadian generally accepted accounting principles ["Canadian GAAP"], which are in all material respects in accordance with accounting principles generally accepted in the United States ["U.S. GAAP"], except as disclosed in note 20. The Company is incorporated under the laws of Ontario.

Basis of consolidation

The consolidated financial statements include the accounts of the Company together with its wholly-owned subsidiary companies. All significant inter-company transactions and balances have been eliminated upon consolidation. The purchase method is used to account for acquisitions and the results of operations of subsidiaries are included from the dates of their respective acquisitions.

Use of estimates

The preparation of these consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual amounts may vary from the current estimates.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments having maturity dates of up to three months when purchased and are valued at cost, which approximates their fair value.

Short-term investments

Short-term investments include highly liquid investments with maturity dates of over three months and less than one year when purchased and are valued at the lower of cost and market, which approximates their fair value.

DataMirror Corporation


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]


January 31, 2003





Capital assets

Capital assets are recorded at cost less accumulated amortization and related investment tax credits. Amortization is provided over the estimated useful life of the related asset. Computer equipment and software are amortized on a declining balance basis at rates varying from 30% to 50%. Furniture and equipment are amortized on a declining balance basis at 20%. Leasehold improvements are amortized on a straight-line basis over the term of the related lease.

Leases

Leases are classified as either capital or operating. Those leases which transfer substantially all the benefits and risks of ownership of property to the Company are accounted for as capital leases. The capitalized lease obligation reflects the present value of future lease payments, discounted at the appropriate interest rate and is reduced by rental payments net of imputed interest. Assets under capital leases are amortized based on the useful life of the asset. All other leases are accounted for as operating with rental payments being expensed as incurred.

Investments

The Company's investment in PointBase, Inc. ["PointBase"] is recorded using the equity method of accounting.

The Company's investment in Idion Technology Holdings Limited ["Idion"] is recorded at cost as the Company does not have significant influence over the affairs of Idion and was not able to obtain adequate financial information from Idion to enable it to account for its investment using the equity method.

A decline in the value of an investment which is considered to be other than a temporary impairment in value is charged against income in the period that such determination is made.

Intangibles

Intangibles are comprised of acquired technology assets, which are recorded at cost. Amortization is provided for on a straight-line basis over one to five years. Acquired technology assets are assessed for future recoverability or impairment on an annual basis by estimating future undiscounted cash flows. When the net carrying value of an acquired technology asset exceeds the estimated net recoverable amount, the asset is written down with a charge against income in the period that such determination is made.

DataMirror Corporation


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]


January 31, 2003




Goodwill

Goodwill arises on business acquisitions and comprises the excess of amounts paid over the fair value of net identifiable assets acquired.

Effective February 1, 2002, the Company adopted the requirements of The Canadian Institute of Chartered Accountants ["CICA"] Handbook Section 3062, "Goodwill and Other Intangible Assets." Under the new standard, goodwill and intangible assets with indefinite useful lives are no longer amortized but are subject to an impairment review at least annually. As of the adoption date, the Company completed impairment testing on the balance of goodwill and no impairment loss was recorded. The Company has determined that it has no intangible assets of indefinite life.

The carrying value of goodwill is assessed at least annually to determine if a permanent impairment exists. This assessment is based on the estimated fair value of the business to which the goodwill relates.

Earnings per share

Basic earnings per share are calculated on net income (loss) for the year using the weighted average number of shares outstanding. Diluted earnings per share reflect the dilution that would occur if outstanding stock options were exercised into common shares using the treasury stock method. The computation of diluted earnings per share does not include stock options with dilutive potential that would have an anti-dilutive effect on earnings per share. For the years ended January 31, 2003 and 2002, the inclusion of the Company's stock options in the computation of diluted earnings per share would have an anti-dilutive effect. Therefore, stock options are excluded from the computation for the years ended January 31, 2003 and 2002 and consequently there is no difference between basic earnings per share and diluted earnings per share.

Stock-based compensation plans

The Company has two stock-based compensation plans, which are described in note 12. No compensation expense is recognized for these plans when stock options are issued to directors, officers and employees. Any consideration paid on the exercise of stock options is credited to share capital.

DataMirror Corporation


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]


January 31, 2003




Research and development costs

Research costs are expensed as incurred. Development costs are expensed as incurred unless a project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization. The Company has not deferred any such development costs to date. Research and development costs are reduced by related investment tax credits.

Government assistance

Government assistance, consisting of investment and other tax credits, is recorded using the cost reduction method. Such government assistance is recorded when the qualifying expenditure is made and where there is reasonable assurance that investment and other tax credits will be realized.

Foreign currency translation

Tile Company's subsidiaries are considered to be integrated operations. Accordingly, the temporal method is used to translate the foreign operations of the subsidiary companies. The temporal method is also used to translate foreign transactions and balances. Under this method, monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses, excluding amortization, are translated at average rates prevailing during the year. Amortization is translated at weighted average historical rates. The resulting net gain or loss on translation is included in the consolidated statements of income (loss) in the period incurred.

Foreign exchange gains and losses on transactions during the year are reflected in income, except for gains and losses on foreign exchange forward contracts used to hedge the collection of accounts receivable denominated in foreign currencies [note 16]. Gains or losses on these contracts are accounted for as a component of the related hedged transaction. Unrealized foreign exchange gains or losses on foreign denominated long-term debt are charged to income in the period in which the gain or loss arises.

Revenue recognition and deferred revenue

The Company's revenues are generated from the sale of software licences, software maintenance and support fees and services.

DataMirror Corporation


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]


January 31, 2003




Revenue is recognized in accordance with Statement of Position ["SOP"] 97-2, "Software Revenue Recognition" issued by the American Institute of Certified Public Accountants ["AICPA"] in October 1997 and amended by SOP 98-4 issued in March 1998. Software licence revenue is recognized when persuasive evidence of an arrangement exists, the related products are shipped, there are no significant uncertainties surrounding product acceptance, the fees are fixed and determinable and collection is considered probable. Revenue from software maintenance and support agreements is recognized on a straight-line basis over the term of the related agreements. Revenue from services is comprised of consulting, training and installation fees and is recognized at the time the services are performed.

Deferred revenue is comprised of software maintenance and support fees and consulting revenue for which services have yet to be provided.

Income taxes

The Company accounts for income taxes using the liability method of tax allocation. Under the liability method of tax allocation, future tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. The Company provides a valuation allowance on future tax assets when it is more likely than not that such assets will not be realized.

2. NEW ACCOUNTING PRONOUNCEMENTS

[a] Business combinations, goodwill and other intangible assets

In September 2001, the CICA issued Handbook Sections 1581, "Business Combinations", and 3062, "Goodwill and Other Intangible Assets". The new standards require that the purchase method of accounting must be used for business combinations initiated after June 30, 2001 and require that goodwill and intangible assets with indefinite lives no longer be amortized but instead be tested for impairment at least annually. The standards also specify criteria that intangible assets must meet to be recognized and reported apart from goodwill. The standards require that the value of the shares issued in a business combination be measured using the average price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced.

The Company has adopted these new standards as of February 1, 2002 and has discontinued amortization of all existing goodwill. In connection with Section 3062's transitional goodwill

DataMirror Corporation


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]


January 31, 2003




impairment evaluation, the Company is required to assess whether goodwill is impaired at February 1, 2002 using a two step test. The Company had six months to complete step one of the test, which is to determine the fair value of its reporting units and compare that to the carrying value of its reporting units. The Company has completed step one of the test, and has determined that there is no potential impairment to goodwill as at February 1, 2002. As a result, the Company is not required to perform step two of the transitional impairment test.

On November 1, 2002, the Company performed its annual impairment test, and determined that there was no potential impairment to goodwill at that date. In addition to the annual impairment test, the Company will perform an impairment test if an event occurs or circumstances change that would more likely than not reduce the value of a reporting unit below its carrying value. Any resulting impairment will be charged to operating income in the period it is discovered.

On February 1, 2002, the Company had unamortized goodwill of $3,118,000, which is no longer being amortized. The Company's investment in PointBase included $2,710,000 of unamortized goodwill as of February 1, 2002 which is no longer being amortized. The investment in PointBase was written off in October 2002 as disclosed in note 6.

This change in accounting policy has not been applied retroactively and the amounts presented for prior periods have not been restated for this change. The impact of this change is as follows:

Years ended January 31,                            2003        2002       2001
                                                     $          $           $
-------------------------------------------------------------------------------

Net income (loss) for the year                   (2,153)     (5,664)     4,708
Add amortization of goodwill                         --       1,520      1,277
-------------------------------------------------------------------------------
Income (loss) before amortization of goodwill    (2,153)     (4,144)     5,985
-------------------------------------------------------------------------------

Basic earnings per share
Income (loss) per share
   Net income (loss) for the year                 (0.19)      (0.49)      0.41
   Income (loss) before amortization of goodwill  (0.19)      (0.36)      0.53
-------------------------------------------------------------------------------

Diluted earnings per share
Net income (loss) for the year                    (0.19)      (0.49)      0.40
Income (loss) before amortization of goodwill     (0.19)      (0.49)      0.50
------------------------------------------------------------------------------

DataMirror Corporation


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]


January 31, 2003



Of the amortization of goodwill of $1,520,000 [2000 - $1,277,000] for the year ended January 31, 2002, $520,000 [2001 - $520,000] is included in amortization of intangibles and $1,000,000 [2001 - $757,000] related to the amortization of the goodwill associated with the Company's investment in PointBase is included in the equity loss from investment in PointBase.

[b] Stock-based compensation and other stock-based payments

Effective February 1, 2002, the Company adopted CICA 3870, "Stock-based Compensation and Other Stock-based Payments". As permitted by CICA 3870, the Company has applied this change prospectively for new awards granted on or after February 1, 2002. The Company has chosen to continue its policy of recognizing no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. However, direct awards of stock to employees and stock and stock option awards granted to non-employees have been accounted for in accordance with the fair value method of accounting for stock-based compensation. The fair value of direct awards of stock are determined by the quoted market price of the Company's stock and the fair value of stock options are determined using the Black-Scholes option pricing model. In periods prior to February 1, 2002, the Company recognized no compensation when stock or stock options were issued to employees. This change in policy did not have a material impact on the results for the year ended January 31, 2003.

[c] Foreign exchange gains and losses on long-term monetary liabilities

Effective February 1, 2002, the Company has retroactively adopted the revisions to CICA 1650, "Foreign Currency Translation". Under the revised section, foreign exchange gains or losses on long-term monetary assets and liabilities are no longer deferred and amortized over the term on the related asset or liability, but rather charged to income in the period in which that gain or loss arises. This change in policy did not have a material impact on the results for the years ended January 31, 2003, January 31, 2002 and January 31, 2001.

DataMirror Corporation


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]


January 31, 2003



3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

As at January 31,                              2003               2002
                                                 $                  $
-------------------------------------------------------------------------------

Cash                                          5,959              9,073
Commercial paper                              7,066                 --
-------------------------------------------------------------------------------
                                             13,025              9,073
-------------------------------------------------------------------------------

The commercial paper for 2003 bears interest at rates of approximately 2.8% and expiry dates extending up to one month.

4. SHORT-TERM INVESTMENTS

As at January 31,                             2003               2002
                                                $                  $
-------------------------------------------------------------------------------

Commercial paper                            25,802             27,422
-------------------------------------------------------------------------------

Short-term investments consist of commercial paper bearing interest at a rate of approximately 3.0% [2002 - 3.0%] and maturity dates of up to one month [2002 - two months] from January 31, 2003.

5. CAPITAL ASSETS

Capital assets consist of the following:

                                            2003               2002
                                              $                  $
-------------------------------------------------------------------------------

Computer equipment and software              9,347              7,974
Furniture and equipment                      2,155              1,950
Leasehold improvements                       1,371              1,090
----------------------------------------------------------------------------
                                            12,873             11,014
Less accumulated amortization                8,942              7,312
----------------------------------------------------------------------------
                                             3,931              3,702
----------------------------------------------------------------------------

Capital assets include assets under capital leases of approximately $350,000 [accumulated amortization of $245,000] at January 31, 2003 and $498,000 [accumulated amortization of $262,000] at January 31, 2002.

During the year, capital assets were acquired at an aggregate cost of $1,859,000 [2002 - $1,625,000] of which nil [2002 - $165,000] was acquired by means of capital leases and excluded from the consolidated statements of cash flows.

6. INVESTMENTS

The investments are as follows:

As at January 31,                                 2003               2002
                                                    $                  $
------------------------------------------------------------------------------

PointBase
   Investment, at cost                          10,603             10,603
   Cumulative dilution gain                      8,513              8,513
   Cumulative equity loss                      (14,521)           (12,441)
   Impairment charge                            (4,595)                --
------------------------------------------------------------------------------
                                                     --              6,675
Idion                                            9,768                820
------------------------------------------------------------------------------
                                                 9,768              7,495
------------------------------------------------------------------------------

DataMirror Corporation


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]


January 31, 2003



In June and August 2000, PointBase engaged in an additional round of financing in which the Company invested an additional $5,893,000. However, as a result of the participation of other parties in these investment rounds, the Company's approximate ownership was reduced and the Company recognized a dilution gain of $6,186,000, which represents the increase in the Company's pro-rata share of the net assets of PointBase. The financings also decreased the Company's approximate ownership percentage of PointBase from 29% to 25%.

PointBase has had a history of operating losses and, while the level of operating losses has decreased in the current year, there is little prospect of short-term profitability. In June of 2002, PointBase started a downsizing of their business with the intent of achieving break-even operations in the short-term. In October 2002, it became apparent that these measures would not result in profitable or break-even operations in the near future and the Company's investment had become impaired and, accordingly, the investment was written down to the estimated fair value of nil.

On March 18, 2002, the Company announced its intention to make a take-over bid for all of the shares of Idion, a South African company listed on the Johannesburg Stock Exchange, in a cash bid valued at $9.8 million. On April 18, 2002, the bid was increased to $18.9 million, and subsequently, on May 8, 2002, the bid was further increased to $30.4 million. On July 4, 2002 the Company closed its bid to acquire Idion, having not been successful in completing the take-over. At January 31, 2003, the Company owned approximately 44,523,000 or 39.36% of Idion's outstanding common shares acquired at a cost of $9,768,000. The ownership of 1,119,000 shares of Idion is subject to a dispute between the Company and a broker acting on behalf of persons related to the CEO of Idion. The outcome of this litigation is not determinable at present and, therefore, the amount paid for these shares has been included in this total.

The investment in Idion has been accounted for at cost, as the Company does not have significant influence over the affairs of Idion and was not able to obtain adequate financial information from Idion to enable it to account for its investment using the equity method.

DataMirror Corporation


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]


January 31, 2003



7. INTANGIBLES

Intangibles consist of the following:

As at January 31,                                  2003                  2002
                                   ---------------------------------   ---------
                                                               Net        Net
                                             Accumulated      book       book
                                    Cost    amortization      value     value
                                      $           $             $          $
--------------------------------------------------------------------------------

Acquired technology                13,389       6,033        7,356      9,765
--------------------------------------------------------------------------------
Deferred compensation [note 18]       307         275           32        217
                                   13,696       6,308        7,388      9,982
--------------------------------------------------------------------------------

8. BANK CREDIT FACILITIES

At January 31, 2003 and 2002, the Company had available credit facilities of $3,000,000 bearing interest at the prime rate plus 0.5% and (pound)150,000 [$377,000] bearing interest at the prime rate in the United Kingdom plus 3.00%. Under a general security agreement and a source code escrow agreement, all of the Company's assets, including the source code for the Company's software, are pledged as collateral for these credit facilities. As at January 31, 2003, no amounts have been drawn against these facilities other than letters of credit of $140,000 [2002 - $140,000].

9. LONG-TERM DEBT

Long-term debt consists of the following:

As at January 31,                                           2003        2002
                                                              $           $
-------------------------------------------------------------------------------

Loan payable, repayable in two annual payments of
   U.S. $1,000,000 due on September 29, 2001 and 2002         --       1,464
Less current portion                                          --      (1,464)
-------------------------------------------------------------------------------
                                                              --          --
-------------------------------------------------------------------------------

The loan payable arose upon the acquisition of the assets of Constellar Corporation ["Constellar"] by the Company [note 18] and is unsecured and non-interest bearing. As the loan payable is non-interest bearing, it is shown at a reduced value to reflect the imputed interest at a rate of 8%,

DataMirror Corporation


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]


January 31, 2003




representing the Company's approximate borrowing rate at the date of acquisition. The imputed interest will be charged to interest expense on long-term debt over the term of the loan. Included in investment income, net, is interest expense on long-term debt of $63,000 [2002 - $215,000; 2001 - $48,000].

10. CAPITAL LEASE OBLIGATIONS

Future minimum annual lease payments with imputed interest rates ranging from 7.3% to 8.4% and expiry dates to June 21, 2004 are as follows:

As at January 31,                                 2003               2002
                                                    $                  $
------------------------------------------------------------------------------

2003                                                --                151
2004                                               105                 80
2005                                                32                 28
------------------------------------------------------------------------------
                                                   137                259
Less amount representing imputed interest          (15)                23
------------------------------------------------------------------------------
                                                   122                236
Less current portion                                89                138
------------------------------------------------------------------------------
                                                    33                 98
------------------------------------------------------------------------------

Included in investment income, net is interest expense relating to capital lease obligations of $13,000 [2002 - $18,000; 2001 - $51,000].

11. SHARE CAPITAL

[a]  Authorized

     Unlimited number of common and preferred shares.

[b]  Share issuance

     On April 6, 2000, the Company issued 1,305,000 common shares at a purchase price per common share of $27.00 for gross proceeds of $35,235,000. The Company incurred total costs of approximately $2,219,000 relating to this share issuance, which have been offset against share capital, net of a future tax benefit of approximately $1,135,000.

DataMirror Corporation


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]


January 31, 2003



[c]  Shares purchased for cancellation

     Under a normal course issuer bid ["Bid"] effective September 21, 2001 and 2000, the Company indicated its intention to purchase up to 576,226 and 582,335 respectively of its outstanding common shares. These Bids expired on September 20, 2002 and 2001, respectively. Under a new Bid, effective September 21, 2002, the Company indicated its further intention to additionally purchase up to 569,912 of its outstanding common shares. This Bid expires on September 20, 2003. During the year ended January 31, 2003, the Company purchased for cancellation 163,600 common shares [2002
     - 336,300; 2001 - 96,700] for cash consideration of $1,557,000 [2002 -
     $2,249,000; 2001 - $2,070,000]. As a result, stated capital was reduced by $924,000 [2002 - $1,897,000; 2001 - $531,000] and retained earnings were reduced by $633,000 [2002 - $352,000; 2001 - $1,539,000].

[d]  Share purchase plan

     Under a share purchase plan the Company issued nil shares [2002 - 22,215; 2001 - nil] for consideration of nil [2002 - $128,000; 2001 - nil].

DataMirror Corporation


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]


January 31, 2003




12. STOCK-BASED COMPENSATION PLANS

At January 31, 2003, the Company has two stock-based compensation plans for the purpose of providing shares to directors, officers and employees. The first plan was established on December 12, 1996. Options under this plan generally vest over four years from the date of grant and expire five years from the date of grant. The second plan was established on June 14, 2000 with similar attributes. The number of common shares reserved for issuance under the first and second plan are 1,640,000 and 500,000, respectively.

A summary of the status of the Company's stock-based compensation plans as at January 31, 2003, 2002 and 2001 and changes during the years then ended is presented below:


                                    2003                      2002                       2001
                            ---------------------   ------------------------   -----------------------
                                        Weighted                Weighted                Weighted
                                        average                 average                  average
                                       exercise                exercise                 exercise
                            Options      price       Options     price         Options    price
                               #           $            #          $              #         $
------------------------------------------------------------------------------------------------------
Outstanding,
   beginning of year        1,267,661     10.89      1,169,546      11.89     1,078,724      7.32
Granted                       273,792     10.98        482,655       8.53       628,653     18.26
Exercised                    (152,715)     5.38       (112,422)      5.51      (208,566)     5.71
Expired                      (270,242)    12.33       (272,118)     13.24      (329,265)    13.00
------------------------------------------------------------------------------------------------------
Outstanding,
   end of year              1,118,496     11.32      1,267,661      10.89     1,169,546     11.89
------------------------------------------------------------------------------------------------------

Options exercisable
   at year end                506,400                  462,684                  368,623
------------------------------------------------------------------------------------------------------



                                                                                              75

DataMirror Corporation


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]


January 31, 2003





                                      Options outstanding                  Options exercisable
                         -----------------------------------------   -------------------------------
                                           Weighted
                         Outstanding        average      Weighted       Vested and       Weighted
                             at            remaining      average     exercisable at      average
 Range of exercise       January 31,      contractual    exercise       January 31,      exercise
      prices                2003             life          price           2003            price
         $                    #           [in years]         $               #               $
----------------------------------------------------------------------------------------------------

4.00 - 6.00                 156,901           2.2           5.51            86,440           5.26
6.01 - 9.00                 218,863           3.2           7.06            78,242           6.87
9.01 - 13.50                376,062           2.7          11.23           183,679          11.13
13.51 - 20.25               291,275           2.7          15.03           120,343          14.73
20.26 - 27.97                75,395           2.5          21.86            37,696          21.86
----------------------------------------------------------------------------------------------------
4.00 - 27.97              1,118,496           2.7          11.32           506,400          11.12
----------------------------------------------------------------------------------------------------


The Company applies the intrinsic value based method of accounting for stock-based compensation awards granted to employees. Accordingly, no compensation cost has been recognized for its stock purchase plans.

Companies are required to calculate and disclose, on a pro forma basis, compensation expense related to the fair value of stock options at the grant date in the notes to the consolidated financial statements. Under the transitional rules, CICA Handbook Section 3870 "Stock-based compensation and other stock-based payments" allows companies to only include options issued subsequent to January 31, 2002 in the pro forma calculation of net income
(loss) for the year. Based on stock options issued subsequent to January 31, 2002, stock-based compensation expense for 2003 would have been $220,000 and the pro forma loss for 2003 would have been $2,373,000 [$0.21 per share basic and diluted].

The Company has utilized the Black-Scholes option valuation model to estimate the fair value of options granted based on the following assumptions:

Years ended January 31,                                             2003
----------------------------------------------------------------------------

Risk free interest rate                                             4.3%
Expected dividend yield                                               0%
Expected volatility                                                0.518
Expected option life [in years]                                      2.2
Weighted-average fair values of options granted                    $3.67
----------------------------------------------------------------------------

DataMirror Corporation


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]


January 31, 2003




The Black-Scholes option valuation method used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options that are fully transferable and have no vesting restrictions. This model requires the use of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company's outstanding stock options have characteristics that are significantly different from those of traded options, and because changes in any of these assumptions can materially affect the fair value estimate, in management's opinion, the existing models may not provide a reliable single measure of the fair value of its stock options.

13. GOVERNMENT ASSISTANCE

The Company applies for investment tax credits under the Income Tax Act (Canada) relating to amounts expended on scientific research and development. During the year, $590,000 [2002 - nil; 2001 - $700,000] in investment tax credits were applied to reduce operating expenses. The amount of investment tax credits recorded represents management's best estimate based on its interpretation of current legislation. However, the Canada Customs and Revenue Agency has not yet assessed all these claims and, therefore, the amount ultimately received could be materially different than the amount recorded.

DataMirror Corporation


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]


January 31, 2003




14. INCOME TAXES

Significant components of the Company's future tax assets and liabilities are as follows:

As at January 31,                                        2003        2002
                                                           $           $
-----------------------------------------------------------------------------

Future tax assets
Current
Deferred revenue                                        2,413       1,834
Other                                                     165          17
-----------------------------------------------------------------------------
                                                        2,578       1,851
Less valuation allowance                                   --          --
-----------------------------------------------------------------------------
                                                        2,578       1,851
-----------------------------------------------------------------------------

As at January 31,                                        2003        2002
                                                           $           $
-----------------------------------------------------------------------------

Future tax assets
Long-term
Tax benefit of loss carryforwards and tax credits       1,637       1,766
Share issue costs                                         282         451
Equity investment in PointBase, Inc.                    1,812       1,317
Other                                                      53         147
-----------------------------------------------------------------------------
                                                        3,784       3,681
Less valuation allowance                               (3,339)     (2,824)
-----------------------------------------------------------------------------
                                                          445         857
-----------------------------------------------------------------------------

Future tax liabilities
Long-term
Tax depreciation in excess of book depreciation         (941)     (1,135)
Scientific research investment tax credits              (666)       (828)
Other                                                   (343)         --
----------------------------------------------------------------------------
                                                      (1,950)     (1,963)
----------------------------------------------------------------------------
                                                      (1,505)     (1,106)
----------------------------------------------------------------------------

DataMirror Corporation


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]


January 31, 2003




The following table reconciles the income tax expense computed at the rates specified in Canadian tax statutes to the reported income tax expense:


Years ended January 31,                                       2003         2002        2001
                                                                $            $           $
-----------------------------------------------------------------------------------------------
Income tax expense (recovery) at combined
   Canadian federal and provincial income tax
   rate of 38.6% [2002 - 41.70%; 2001 - 43.80%]                107       (2,240)      2,529
Effect of foreign tax rate differences                        (141)         (95)       (591)
Benefit of foreign tax losses not previously recognized       (282)        (101)       (897)
Items not deductible for income tax purposes                   268          244         134
Non-taxable loss (gain) from investment in PointBase, Inc.   2,578        1,556        (647)
Foreign tax losses not tax benefited                           137          448         962
Manufacturing and processing profits deduction                (283)         198         (65)
Ontario research and development incentives                     --           --         (99)
Effect of rate changes on future income taxes                 (315)          88          --
Other                                                          365          199        (259)
-----------------------------------------------------------------------------------------------
Income tax expense                                           2,434          297       1,067
===============================================================================================


Significant components of the provision for income taxes are as follows:

Years ended January 31,                                       2003         2002        2001
                                                                $            $           $
--------------------------------------------------------------------------------------------

Current tax expense                                          2,762          428         877
Future income tax expenses (benefit) relating
    to origination and reversal of temporary
   differences                                                 (13)        (177)        190
Future income tax benefit resulting from
   recognition of loss carryforwards                            --         (42)          --
Future income tax expense (recovery) resulting
   from rate change                                           (315)          88          --
--------------------------------------------------------------------------------------------
Income tax expense                                           2,434          297       1,067
============================================================================================


The Company has foreign non-capital loss carryforwards of approximately $4,262,000, of which $3,952,000 have no expiry date and may be applied against future years' taxable income in those

DataMirror Corporation


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]


January 31, 2003





tax jurisdictions for an indefinite period. The remaining $310,000 of those losses expire in 2004 and 2005. Of the total losses of $4,262,000, a valuation allowance has been recognized for all but $310,000 of the losses in one tax jurisdiction.

15. LEASE COMMITMENTS

The Company has entered into agreements to lease office facilities and equipment for which the future annual lease payments are approximately as follows:

                                                             $
------------------------------------------------------------------------

2004                                                  2,473,000
2005                                                  1,409,000
2006                                                  1,216,000
2007                                                    975,000
2008                                                    975,000
Thereafter                                            1,219,000
========================================================================

16. FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Foreign currency risk

The Company is exposed to foreign currency risk from fluctuation in foreign currency rates. Increases and decreases in foreign currency rates could impact the Company's income (loss).

During the year ended January 31, 2003, the Company incurred a foreign exchange loss of $326,000 [2002 - gain of $149,000; 2001 - loss of $392,000].

Hedging activities

During the year, the Company entered into forward currency contracts to sell U.S. dollars for Canadian dollars to hedge the future collection of its accounts receivable denominated in U.S. dollars. At January 31, 2003, U.S. $2,000,000 of forward currency contracts were outstanding at exchange rates of approximately 1.58, maturing within thirty days of the Company's year end with a fair value of $101,000 [2002 - $25,000]. These contracts hedge a portion of the Company's U.S. dollar based accounts receivable. The Company does not enter into foreign exchange contracts for speculative purposes.

DataMirror Corporation


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]


January 31, 2003





Current financial assets and liabilities

Due to the short period to maturity of these financial instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of their fair values.

Investments

The Company's investment in PointBase, a privately-owned company, has been written down to a fair value of nil.

The fair value of the investment in Idion at January 31, 2003 is $14,450,000.

Should the Company not ultimately be successful in taking over Idion, the sale of these shares could result in a gain or loss depending on the circumstances in which they are sold and are subject to foreign exchange and other risks.

Long-term debt

The fair value of the Company's long-term debt, based on current rates for liabilities with similar terms and maturities, is not materially different from its carrying values.

Risk management

Short-term investments are placed exclusively with entities having ratings of at least R1-low by a recognized Canadian debt-rating agency.

Credit risk related to the Company's trade receivables is minimized due to its large customer base, geographical distribution and diversification of operations.

In addition to Canada and the United States, the Company also operates in the United Kingdom, Germany and other European countries and is therefore exposed to market risks related to foreign currency fluctuations between these currencies.

17. SEGMENTED INFORMATION

The Company operates in only one industry, that being the business of developing and marketing computer software products. The Company has two reportable segments, North America, which includes the Company's newly incorporated Asia Pacific operations, and Europe, based on the

DataMirror Corporation


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]


January 31, 2003





geographic location of its operations. The accounting policies followed by these segments are the same as those described in the summary of significant accounting policies. The Company accounts for intersegment sales at fair value.

The Company's reportable segments are strategic business units. They are managed separately because each reportable segment operates in different economic marketplaces and therefore, requires different investing and marketing strategies. The Company evaluates segment performance based on profit or loss from operations before investment income and income taxes.

DataMirror Corporation


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]


January 31, 2003





The following table presents certain information with respect to the reportable segments described above:


Years ended January 31,                   2003            2002           2001
                                            $               $              $
-------------------------------------------------------------------------------

REVENUE
North American customers                41,107          34,610         34,139
Intersegment                             5,100           5,320          5,821
-------------------------------------------------------------------------------
                                        46,207          39,930         39,960
European customers                      21,383          21,766         23,319
Elimination of intersegment revenue     (5,100)         (5,320)        (5,821)
-------------------------------------------------------------------------------
                                        62,490          56,376         57,458
-------------------------------------------------------------------------------

OPERATING INCOME (LOSS)
North America                            4,580          (2,455)          (130)
Europe                                   1,766             341          3,095
-------------------------------------------------------------------------------
                                         6,346          (2,114)         2,965
-------------------------------------------------------------------------------

AMORTIZATION
North America                            3,949           4,127          2,510
Europe                                     421             993            789
-------------------------------------------------------------------------------
                                         4,370           5,120          3,299
-------------------------------------------------------------------------------

CAPITAL ASSET ADDITIONS
North America                            1,696             996          1,033
Europe                                     163             629            286
-------------------------------------------------------------------------------
                                         1,859           1,625          1,319
-------------------------------------------------------------------------------

As at January 31,                         2003            2002           2001
                                            $               $              $
-------------------------------------------------------------------------------

IDENTIFIABLE ASSETS
North America                           60,861          53,898         54,965
Europe                                   9,980          12,605         18,487
-------------------------------------------------------------------------------
                                        70,841          66,503         73,452
Intangibles                              7,388           9,982         11,354
Goodwill                                 3,118           3,118          3,639
-------------------------------------------------------------------------------
                                        81,347          79,603         88,445
-------------------------------------------------------------------------------

DataMirror Corporation


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]


January 31, 2003





GOODWILL
North America                               50              50             64
Europe                                   3,068           3,068          3,575
-------------------------------------------------------------------------------
                                         3,118           3,118          3,639
-------------------------------------------------------------------------------


Summaries of revenue, segmented according to the customers' country of residence, and of capital and intangible assets, segmented according to the country in which the assets are located, are as follows:

Years ended January 31,                  2003            2002           2001
                                           $               $              $
-------------------------------------------------------------------------------

REVENUE
Canada                                  4,285           2,936          1,960
United States                          33,498          28,606         28,908
United Kingdom                         11,675          13,476         15,335
Germany                                 5,092           5,454          3,937
Other                                   7,940           5,904          7,318
-------------------------------------------------------------------------------
                                       62,490          56,376         57,458
-------------------------------------------------------------------------------

As at January 31,                        2003            2002           2001
                                           $               $              $
-------------------------------------------------------------------------------

CAPITAL AND INTANGIBLE ASSETS
Canada                                 10,950          13,058         14,569
Germany                                 2,717           2,782          3,312
Other                                     770             962          1,065
-------------------------------------------------------------------------------
                                       14,437          16,802         18,946
-------------------------------------------------------------------------------

18. ACQUISITIONS

On January 7, 2003, the Company acquired the technology and certain related assets of SmartSales Inc. [note 19], a developer of CRM solutions, in a cash transaction. The Company acquired current assets valued at $15,000, capital assets valued at $22,000 and technology valued at $332,000 for cash consideration of $369,000. The technology acquired will be amortized over a term of one year.

On May 18, 2001, the Company acquired the technology and certain related assets of saipx Inc., a developer of pervasive mobile computing and turnkey solutions for SAP, in a cash transaction.

DataMirror Corporation


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]


January 31, 2003




The Company acquired current assets valued at $9,000, capital assets valued at $65,000 and technology valued at $219,000 for cash consideration of $293,000. The technology acquired will be amortized over a term of three years.

On June 8, 2001, the Company acquired the technology and certain related assets of BDI Systems Inc., a developer of XML-based data transformation software products, in a cash and stock transaction. Total consideration for the transaction was cash of $424,000 and 50,000 shares of common stock with a value of $307,000 to be released from escrow over two years. The assets acquired have been accounted for as acquired technology of $424,000 and deferred compensation of $307,000. The technology will be amortized over a period of three years. The deferred compensation will be amortized over two years.

Effective September 1, 2000, the Company acquired certain assets and liabilities of Constellar, a company engaged in the business of developing and marketing computer software products. The acquisition has been accounted for under the purchase method of accounting.

As part of the purchase agreement, further cash payments of up to U.S. $3,000,000 are payable contingent on certain revenue targets being generated from the acquired technology during the three-year period ending August 31, 2003. In November 2001, a payment of $724,000 was made in payment of contingent consideration of $856,000 for the period ended August 31, 2001 less a holdback of $132,000 related to assets purchased which were not realized. The additional contingent payment has been added to the value of the technology acquired, bringing the total value of technology acquired to $12,382,000. No payment of contingent consideration is due for the period ended August 31, 2002. Any future contingent consideration will be recognized when earned and added to the value of technology acquired at that time.

19. RELATED PARTY TRANSACTIONS

In the normal course of operations during the year, the Company entered into several different transactions with SmartSales Inc., a company with a common Chairman of the Board of Directors and significant shareholder. The transactions consisted of purchases of nil [2002 - $100,000; 2001 - nil], rental income of $51,000 [2002 - $102,000; 2001 - $24,000] and sales of nil
[2002 - nil; 2001 - $38,000]. These transactions were made at market prices under normal trade terms and conditions. During fiscal 2003, SmartSales Inc. entered into receivership and the Company wrote off its rent receivable of $77,000. As at January 31, 2003, the Company had loans receivable from directors of $8,000 [2002 - $48,000], bearing no interest and due at a term of up to one year [2002 - three years].

DataMirror Corporation


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]


January 31, 2003





20. RECONCILIATION OF CANADIAN GAAP TO U.S. GAAP

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP which differ in certain material respects from those applicable in the United States.

DataMirror Corporation


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]


January 31, 2003




The material differences as they apply to the Company's consolidated financial statements are as follows:

[a] Balance sheet adjustments


     As at January 31,                                                    2003            2002
                                                                            $               $
--------------------------------------------------------------------------------------------------

     INVESTMENTS
     Balance under Canadian GAAP                                         9,768           7,495
     Cumulative equity loss recorded for Canadian GAAP purposes [i]     14,521          12,441
     Dilution gain recognized for Canadian GAAP purposes [ii]           (8,513)         (8,513)
     Impairment charge for Canadian GAAP purposes                        4,595              --
     Cumulative equity loss recorded for U.S. GAAP purposes [i]        (16,165)        (14,084)
     Increase in equity investment for U.S. GAAP purposes [ii]          10,408          10,408
     Impairment charge for U.S. GAAP purposes                           (4,846)             --
     Unrealized gain (loss) on investment [iii]                          4,682            (130)
--------------------------------------------------------------------------------------------------
     Balance under U.S. GAAP                                            14,450           7,617
--------------------------------------------------------------------------------------------------

     GOODWILL
     Balance under Canadian GAAP                                         3,118           3,118
     Adjustment for recognition of tax loss carryforwards [iv]            (128)           (128)
--------------------------------------------------------------------------------------------------
     Balance under U.S. GAAP                                             2,990           2,990
--------------------------------------------------------------------------------------------------

     DEFICIT
     Balance under Canadian GAAP                                        (8,669)         (5,883)
     Current year's net income adjustments                                (251)             21
     Cumulative prior year's net income adjustments                         --         (10,176)
     Current year increase in equity investment                            251              --
     Adjustment for recognition of tax loss carryforwards [iv]            (128)           (128)
--------------------------------------------------------------------------------------------------
     Balance under U.S. GAAP                                            (8,797)        (16,166)
--------------------------------------------------------------------------------------------------

     [i] Under U.S. GAAP, specifically the provisions of Accounting Principles Board Opinion ["APB"] No. 18, "Equity Accounted Investments", when an investment, previously accounted for on a cost basis, qualifies for use of the equity method, the investment, results of operations and retained earnings of the investor should be retroactively adjusted.

DataMirror Corporation


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]


January 31, 2003




     [ii] Under U.S. GAAP, additional equity raised by an investee is recognized as an equity transaction if the investee is a newly-formed, non-operating entity; a research and development, start-up or development stage company; an entity whose ability to continue in existence is in question; or other similar circumstances. The determination of the gain resulting from the dilution of the Company's equity interest is different under Canadian and U.S. GAAP due to the differences in the carrying value of the investment account.

     [iii] Under U.S. GAAP, investments classified as available for sale are carried at market values with unrealized gains or losses reflected as a component of other comprehensive income. The investment in Idion is classified as available for sale. PointBase is not available for sale as it is a private company.

     [iv] Under U.S. GAAP, the realization of the benefit associated with utilizing tax losses which existed at the time of an acquisition but which were not recognized at that time, is reflected as a reduction of goodwill relating to the acquisition in the period upon which the Company determines that such realization is more likely than not. Under Canadian GAAP, prior to the adoption of the liability method in fiscal 2001, such benefit was recorded as a reduction of the income tax provision in the period of utilization.

[b] The components of shareholders' equity under U.S. GAAP are as follows:

As at January 31,                                   2003         2002           2001
                                                      $            $              $
---------------------------------------------------------------------------------------
Share capital                                     64,637       64,740         65,583
Increase in equity investment                         --       10,408         10,408
Accumulated other comprehensive income (loss)      3,981         (628)          (498)
Deficit                                           (8,797)     (16,166)       (10,171)
---------------------------------------------------------------------------------------
Balance under U.S. GAAP                           59,821       58,354         65,322
=======================================================================================

DataMirror Corporation


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]


January 31, 2003






[c] Reconciliation of net loss under Canadian and U.S. GAAP:


     Years ended January 31,                           2003          2002           2001
                                                         $             $              $
-------------------------------------------------------------------------------------------

     Net income (loss) under Canadian GAAP           (2,153)       (5,664)         4,708
     Dilution gain recognized for Canadian
      GAAP purposes                                      --            --         (6,186)
     Equity loss recorded for Canadian GAAP
       purposes                                       2,081         4,112          4,709
     Equity loss recorded for U.S. GAAP
       purposes [i]                                  (2,081)       (4,091)        (4,619)
     Impairment charge recorded for Canadian
       GAAP purposes                                  4,595            --             --
     Impairment charge recorded for U.S.
       GAAP purposes [i]                             (4,846)           --             --
-------------------------------------------------------------------------------------------
     Net loss under U.S. GAAP                        (2,404)       (5,643)        (1,388)
     Unrealized gain (loss) on investments            4,812          (130)            --
-------------------------------------------------------------------------------------------
     Comprehensive income (loss) under
       U.S. GAAP                                      2,408        (5,773)        (1,388)
===========================================================================================

     Net loss per share under U.S. GAAP               (0.21)       (0.49)          (0.12)
===========================================================================================

     Weighted average number of common shares
       outstanding under U.S. GAAP [000's]           11,411        11,500         11,362
===========================================================================================

     [i] Included in the equity loss recorded for U.S. GAAP purposes is an amount for acquired in-process research and development. Under U.S. GAAP, specifically Statement of Financial Accounting Standard ["SFAS"] No. 2, "Accounting for Research and Development Costs", acquired in-process research and development having no alternative future use must be written off at the time of acquisition. The adjustment represents the value of the acquired in-process research and development capitalized under Canadian GAAP.

DataMirror Corporation


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]


January 31, 2003





[d] Other disclosures required under U.S. GAAP

     [i] Under U.S. GAAP, the Company measures compensation costs related to stock options granted to employees using the intrinsic value method as prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees as permitted by SFAS No. 123, Accounting for Stock-Based Compensation. However, SFAS No. 123 does require the disclosure of pro forma net earnings (loss) and earnings (loss) per share information as if the Company had accounted for its employee stock options under the fair-value method prescribed by SFAS No. 123:

     Years ended January 31,                                  2003            2002           2001
                                                                $               $              $
     -----------------------------------------------------------------------------------------------

     Loss for the year in accordance with U.S. GAAP         (2,404)         (5,643)        (1,388)
     Stock-based compensation expense                         (761)           (960)          (704)
     -----------------------------------------------------------------------------------------------
     Pro forma loss for the year                            (3,165)         (6,603)        (2,092)
     ===============================================================================================

     Basic and diluted loss per share, as reported           (0.21)         (0.49)          (0.12)
     Effect of stock-based compensation expense              (0.07)         (0.08)          (0.06)
     Pro forma basic and diluted loss per share              (0.28)         (0.57)          (0.18)
     ===============================================================================================

     The Company has utilized the Black-Scholes option valuation model to estimate the fair value of options granted based on the following assumptions:

     Years ended January 31,                                  2003            2002           2001
     -----------------------------------------------------------------------------------------------

     Risk free interest rate                                  4.3%            4.8%           5.9%
     Expected dividend yield                                    0%              0%             0%
     Expected volatility                                     0.518           0.815          0.875
     Expected option life [in years]                           2.2             2.0            1.9
     Weighted-average fair values of options granted         $3.67           $3.66          $8.59
     ===============================================================================================

[e] Recent accounting developments

     [i] In December 2002, FASB issued SFAS No. 148, "Accounting for
         Stock-Based Compensation - Transition and Disclosure" ["SFAS 148"]. SFAS 148 amends SFAS No. 123 to provide alternative methods of transition to SFAS No. 123's fair value method of

DataMirror Corporation


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]


January 31, 2003





         accounting for stock-based compensation. The Company has adopted this standard and determined that it has no material impact on its U.S. GAAP financial information.

21. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the current year's presentation. These reclassifications include the adoption of Emerging Issues Task Force EITF O1-14, "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred." As a result of this adoption, services revenue increased by $540,000 for the year ended January 31, 2003 [2002 - $637,000; 2001 - $547,000], with a corresponding increase in cost of services revenue. The reimbursement of these amounts was previously offset against cost of services revenue.

                SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
                      [in thousands of Canadian dollars]






                                                                         Write-offs
                                            Balance,        Charged          of          Balance,
                                            beginning         to          accounts          end
Description                                 of period      expenses      receivable      of period
                                                $              $              $              $
----------------------------------------------------------------------------------------------------
Allowance for doubtful accounts,
   deducted from accounts receivable
Year ended January 31, 2003                   612             (48)             (301)          263
Year ended January 31, 2002                 1,226           1,320            (1,934)          612
Year ended January 31, 2001                   710           3,103            (2,587)        1,226
====================================================================================================




                                                                                            92

ITEM 18.   FINANCIAL STATEMENTS

The Company has responded to Item 17 in lieu of responding to this Item.

ITEM 19.   EXHIBITS

    Exhibit No.                                    Description
    ----------     ------------------------------------------------------------
     1.1 **        Articles of Amalgamation of DataMirror Corporation, as
                   currently in effect.
     1.2 **        By-laws of DataMirror Corporation, as currently in effect.
     2.1 **        Specimen DataMirror Corporation share certificate.
     2.2 **        DataMirror Shareholder Rights Plan, dated as of May 7, 2002.
     4.1           ** Lease pursuant to which DataMirror Corporation's UK
                   subsidiary acquired rental space in London, England on November 31, 2001.
     4.2 **        Technology Asset Purchase Agreement between DataMirror
                   Corporation and BDI Systems, Inc., dated June 8, 2001.
     4.3 **        Technology / Asset Purchase Agreement between DataMirror
                   Corporation and saipx Inc., dated May 18, 2001.
     4.4 **        Asset Purchase Agreement between DataMirror Corporation and
                   Constellar Corporation, dated September 1, 2000.
     4.5 **        DataMirror Corporation Share Purchase Plan, as currently
                   in effect.
     4.6 **        DataMirror Corporation Executive Stock Compensation Plan,
                   as currently in effect.
     4.7 **        Employment agreement between DataMirror Corporation and
                   Mr. Nigel Stokes.
     4.8 **        Employment agreement between DataMirror Corporation and
                   Mr. Kirk Dixon.
     4.9 **        Employment agreement between DataMirror Corporation and
                   Mr. Herman Wallenburg.
     4.10 **       Pointbase, Inc. Series E Preferred Stock Purchase Agreement,
                   dated June 14, 2000.
     6.1           Audit Committee Charter
     6.2           Compensation Committee Charter
     16.1          Employee Conduct Policy
     17.1          Consent of Ernst & Young LLP
     17.2          Certification of CEO and CFO Pursuant to Section 302 of the
                   Sarbanes-Oxley Act of 2002
     17.3          Certification of CEO and CFO Pursuant to Section 906 of the
                   Sarbanes-Oxley Act of 2002


** These exhibits are incorporated by reference to the Company's Annual Report on Form 20F, filed on June 20, 2002.

                                  SIGNATURES

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



    June 5, 2003




                                                DATAMIRROR CORPORATION


                                                By: /s/ Peter Cauley
                                                --------------------
                                                Name:  Peter Cauley
                                                Title: Chief Financial Officer

                                 EXHIBIT INDEX

     6.1           Audit Committee Charter
     6.2           Compensation Committee Charter
     16.1          Employee Conduct Policy
     17.1          Consent of Ernst & Young LLP
     17.2 Certification of CEO and CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
     17.3 Certification of CEO and CFO Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002