Form 20-F
period 2004-01-31
DATAMIRROR CORP
filed 2004-06-01
CIK 1052357

______________________________________________________________________

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
    ______________________________________________________________________

                                   Form 20-F

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                     -OR-

|x| ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended January 31, 2004

                                     -OR-

|_| TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ______ to ______
      Commission File Number:  0-30906

        ______________________________________________________________
                            DataMirror Corporation
            (Exact name of Registrant as specified in its charter)

                                    Ontario
                        (Jurisdiction of Incorporation)

                           3100 Steeles Avenue East
                                  Suite 1100
                           Markham, Ontario, Canada
                                    L3R 8T3
                                (905) 415-0310
             (Address of Registrant's principal executive offices)
        _______________________________________________________________

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


As at January 31, 2004, 11,364,952 Common Shares were issued and outstanding.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

      Yes |x|       No  |_|


Indicate by check mark which financial statement item the registrant has elected to follow.

      Item 17  |x|   Item 18  |_|

                               TABLE OF CONTENTS

ITEM 1.     Identity of Directors, Senior Management and Advisors.............3

ITEM 2.     Offer Statistics and Expected Timetable...........................3

ITEM 3.     Key Information...................................................4

ITEM 4.     Information on the Registrant....................................11

ITEM 5.     Operating and Financial Review and Prospects.....................25

ITEM 6.     Directors, Senior Management and Employees.......................40

ITEM 7.     Major Shareholders and Related Party Transactions................51

ITEM 8.     Financial Information............................................54

ITEM 9.     The Offer and Listing............................................54

ITEM 10.    Additional Information...........................................56

ITEM 11.    Quantitative and Qualitative Disclosures about Market Risk.......62

ITEM 12.    Description of Securities Other than Equity Securities...........62

ITEM 13.    Defaults, Dividend Arrearages and Delinquencies..................63

ITEM 14.    Material Modifications to the Rights of Security Holders
            and Use of Proceeds..............................................63

ITEM 15.    Controls and Procedures..........................................63

ITEM 16A.   Audit Committee Financial Expert.................................63

ITEM 16B.   Code of ethics...................................................63

ITEM 16C.   Principal Accountant Fees and Services...........................63

ITEM 17.    FINANCIAL STATEMENTS.............................................65

ITEM 18.    FINANCIAL STATEMENTS............................................108

ITEM 19.    EXHIBITS........................................................108

                                    PART I


ITEM 1.  Identity of Directors, Senior Management and Advisors

A.    Directors and Senior Management.

         Information not required for annual report.

B.    Advisors.

         Information not required for annual report.

C.    Auditors.

         Information not required for annual report.


ITEM 2.  Offer Statistics and Expected Timetable

         Information not required for annual report.

ITEM 3.  Key Information

A.    Selected Financial Data.

         The following selected consolidated financial information is derived from the audited Consolidated Financial Statements of DataMirror Corporation (together with its subsidiaries "DataMirror" or the "Company") presented in accordance with Canadian generally accepted accounting principles ("GAAP"), and must be read in conjunction with such Consolidated Financial Statements and related notes thereto. These principles conform in all material respects with accounting principles generally accepted in the United States, except as described in Note 20 to the Company's consolidated financial statements. Historic results are not necessarily indicative of the results that you may expect for any other future period or for a full year. Data is in thousands of Canadian dollars, except share and per share data which are reported in Canadian dollars per share.


                                                       Statement of Income (Loss)
                                                     For the Years Ended January 31,

                                            2004          2003            2002          2001         2000
                                            ----          ----            ----          ----         ----

Revenue(1)
   Licence                               $29,087       $33,223         $28,592       $35,040      $29,009
   Maintenance                            25,354        23,210          20,562        14,065        8,562
   Services                                5,551         6,057           7,222         8,353        4,836
                                       ----------  ------------    ------------   -----------   ----------
                                          59,992        62,490          56,376        57,458       42,407
                                       ----------  ------------    ------------   -----------   ----------

Cost of revenue(1)
   Licence                                   234           239             257           514          379
   Maintenance and services               11,389        12,605          13,464        11,184        7,322
                                       ----------  ------------    ------------   -----------   ----------
                                          11,623        12,844          13,721        11,698        7,701
                                       ----------  ------------    ------------   -----------   ----------
Gross Margin                              48,369        49,646          42,655        45,760       34,706
                                       ----------  ------------    ------------   -----------   ----------

Operating Expenses
   Selling and marketing                  20,524        21,289          21,542        23,815       19,549
   Research and development                9,753        10,459          10,895         7,742        6,619
   General and administration              7,946         8,812           9,088         9,668        7,181
   Amortization of intangibles             3,098         2,740           3,244         1,570        1,147
                                       ----------  ------------    ------------   -----------   ----------
                                          41,321        43,300          44,769        42,795       34,496
                                       ----------  ------------    ------------   -----------   ----------
Operating income (loss)                    7,048         6,346         (2,114)         2,965          210
Investment income, net                     1,146           611             859         1,333          286
Gain (loss) from investment in               279
   PointBase, Inc.
   Dilution gain                               0       (4,595)               -         6,186        2,327
   Equity loss                                 0       (2,081)          (4,112)       (4,709)      (3,620)
                                       ----------  ------------    ------------   -----------   ----------
Income (loss) before income taxes          8,473          281           (5,367)        5,775         (797)
                                       ----------  ------------    ------------   -----------   ----------
Provision for income taxes
   Current                                 3,758         2,762             428           877          356
   Future                                   (970)         (328)           (131)          190          276
                                       ----------  ------------    ------------   -----------   ----------
                                           2,788         2,434             297         1,067          632
                                       ----------  ------------    ------------   -----------   ----------
Net income (loss)                          5,685        (2,153)         (5,664)        4,708       (1,429)
                                       ----------  ------------    ------------   -----------   ----------

Earnings per share
   Basic                                    0.50         (0.19)          (0.49)         0.41        (0.14)
   Diluted                                  0.49         (0.19)          (0.49)         0.40        (0.14)

Weighted average number of shares
[000's]
   Basic                                  11,364        11,411          11,500        11,362       10,191
   Diluted                                11,640        11,411          11,500        11,856       10,191

Amounts presented which differ under
U.S. GAAP

Net loss                                   5,685        (2,404)         (5,643)       (1,388)      (3,718)
EPS                                         0.50         (0.21)          (0.49)        (0.12)       (0.36)

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


                                                        Balance Sheet Data(1)(2)
                                                          As at January 31,

                                          2004           2003          2002          2001           2000
                                          ----           ----          ----          ----           ----

Cash, cash equivalents
   and short term investments          $42,006        $38,827       $36,495       $28,205        $10,219
Working capital                         31,946         31,139        32,826        35,606         15,356
Total assets                            86,223         81,347        79,603        88,445         41,052
Long-term obligations                    1,076          1,538         1,205         2,903          1,582
Share capital                           64,625         64,637        64,740        65,583         30,773
Total shareholders' equity              58,947         55,470        58,359        65,218         27,239
Number of shares outstanding            11,365         11,461        11,472        11,624         10,207
[000's] (3)

Amounts presented which differ
under U.S. GAAP

Total assets                            93,837         85,901        79,597        88,548         39,663
Shareholders' equity                    65,144         59,158(4)     58,354        65,322         25,850

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

(2) Effective February 1, 2002 the Company adopted new recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for goodwill. The new standards require that goodwill and intangible assets with indefinite lives no longer be amortized but instead be tested for impairment at least annually. As permitted under the new rules, prior years' financial statements have not been restated.

(3) The number of Common Shares outstanding as at the dates noted excludes options and warrants to purchase Common Shares outstanding on such dates.

(4) Shareholders equity for fiscal 2003 is restated from that in previously reported financial statements. See Note 20(b) to the Company's consolidated financial statements.


Dividends

         The Company has not paid any dividends on its Common Shares in the last six completed financial years. The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's future earnings, operations, capital requirements and financial condition, general business conditions and contractual restrictions on payment of dividends, if any.

EXCHANGE RATE INFORMATION

         The Company publishes its consolidated financial statements in Canadian dollars. In this annual report, except where otherwise indicated, all dollar amounts are expressed in Canadian dollars. References to $ or Cdn $ are to Canadian dollars and references to U.S.$ are to United States dollars.

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


                                Monthly Data              Annual Data
                                ------------              -----------
                          High             Low                         Average
                         ------          ------                        -------
May, 2004                0.7364          0.7158
April, 2004              0.7637          0.7293        2004            0.7289
March, 2004              0.7583          0.7418        2003            0.6390
February, 2004           0.7629          0.7439        2002            0.6412
January, 2004            0.7880          0.7496        2001            0.6707
December, 2003           0.7738          0.7460        2000            0.6766


   On May 28, 2004, the inverse of the Noon Buying Rate was U.S.$0.7317 = $1.00.

B.    Capitalization and indebtedness.

         Information not required for annual report.

C.    Reasons for the offer and use of proceeds.

         Information not required for annual report.

D.    Risk factors.

         Forward-looking statements in this annual report, including statements regarding the Company's business which are not historical facts, are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and pursuant to National Instrument 51-102 as implemented in rules, regulations and policies of Canadian securities regulatory authorities. Forward-looking statements include statements of estimates, expectations, objectives and plans (financial and otherwise). The words "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Numerous factors affect the Company's operating results and could cause the Company's actual results to differ materially from the results indicated by this annual report or by any forward-looking statements made by, or on behalf of, the Company, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: variability of quarterly operating results; dependence upon the continued growth and success of the Company's software products; competition; the ability to develop, market, support and acquire new products in an environment of rapidly changing technology; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; pursuing, completing and integrating acquisitions could divert resources and may not achieve the intended business objectives; the ability to recruit and retain key personnel; risks of international operations, currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed herein, in the Company's Management Discussion and Analysis of Financial Conditions and Results of Operations and other periodic filings with the United States Securities and Exchange Commission, the Ontario Securities Commission, other Canadian securities commissions, and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

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

         Limited Positive Operating History; Uncertainty of Future Operating Results. The Company's predecessor was incorporated on November 19, 1993 and did not earn revenue until 1995. While the Company earned operating income for the years ended January 31, 2000, 2001, 2003, and 2004, it incurred an operating loss for the year ended January 31, 2002. In addition, while the Company earned net income for the years ended January 31, 2001 and 2004, it recorded net losses for the years ended January 31, 2000, 2002 and 2003.
Due to the Company's limited positive operating history, the uncertainty of continued acceptance of the Company's products, the rapid evolution of competitive software products, and the other risk factors discussed herein, there can be no assurance that the Company will be able to sustain its recent revenue growth or to achieve or sustain profitability or positive cash flow from operations in the future. See "Operating and Financial Review and Prospects".

         Variability of Quarterly Operating Results. The Company's revenue and results of operations have fluctuated significantly on a quarterly basis and the Company expects substantial variability of future quarterly operating results due to a variety of factors. These factors include: (i) the timing of the release of new software products and enhanced versions of existing products by the Company; (ii) the introduction of new products and product enhancements by the Company's competitors; (iii) market acceptance of and demand for the Company's products; (iv) the strength or weakness of global markets for the Company's products and for computer platforms and databases with which the Company's products operate, in particular the IBM iSeries (AS/400) platform;
(v) changes in operating expenses, including possible increases related to the introduction of new and enhanced products; (vi) the timing or receipt of orders from major customers; (vii) general economic factors, including the potential negative effect of actual or perceived weakening of global economic conditions on the level of spending by the Company's customers and prospective customers;
(viii) concentration of revenues in the last month of each quarter and in the fourth quarter of the fiscal year; (ix) the proportion of revenues attributable to licence fees versus service revenues; (x) changes in pricing policies by the Company or its competitors; and (xi) the proportion of licence revenue closed in the final week and day of each quarter. Accordingly, the Company believes that period to period comparisons of results of operations are not necessarily meaningful and historical results should not be relied upon as indicative of future performance. The Company's operating expenses are based in part on anticipated short term revenue levels and are relatively fixed in the short term. As a result, if revenues are not realized as expected, the Company's operating results could be materially adversely affected. Variability of future quarterly operating results may cause volatility in the market price of the Common Shares. In addition, due to some or all of the foregoing factors, it is possible that in some future quarter the Company's operating results will be below the expectations of market analysts and investors. In such event, the price of the Company's Common Shares would likely be materially adversely affected. See "Operating and Financial Review and Prospects".

         Product Markets and Product Acceptance. To date, the Company has derived a large portion of its licence revenue from its Transformation Server and iCluster (a successor to High Availability Suite) products, particularly for the IBM iSeries (AS/400) platform. The Company expects that sales of Transformation Server software, and particularly Transformation Server for the iSeries, as well as iCluster, will continue to represent a substantial portion of its revenue for the foreseeable future. With the acquisition of Constellar Hub and the release of iReflect, the Company expects to derive increased revenues from products that operate in conjunction with Oracle databases. A decline in the market for IBM's iSeries (AS/400) or other hardware platforms on which the Company's products operate, or for applications and data management software for such platforms, may occur as a result of new competitive products, price, technological changes or other factors. The Company's future results of operations will depend, in part, on achieving broader market acceptance of its software products, as well as on its ability to continue to enhance these products to meet the evolving needs of customers. Future results may also depend on the strength or weakness of global markets for computer platforms and databases with which the Company's products operate, including the IBM iSeries (AS/400) platform and Oracle databases. A decline in these markets, or the inability of the Company to achieve broader acceptance of its products or to enhance its products as required to meet market demand, could have a material adverse effect on the Company's business, results of operations and financial condition. The Company's PointBase products depend on the acceptance and use of Java and the promotion and backing of Java by Sun Microsystems, Inc. Any adverse change on the viability or support for Java or Sun would have an adverse effect on the market for PointBase products. See "Business Overview -- Competition".

         Product Development, Acquisition and Technological Change. The market for integration software is characterized by rapid technological change and frequent new product introductions and enhancements. The Company must continue to develop, create or acquire new products and update existing products to reflect technological changes and market developments in hardware platforms, operating systems and database technology platforms in order to compete effectively. Such product development or acquisition may require the Company to invest substantial amounts in research and development on an ongoing basis. Although the Company may seek to acquire businesses or technologies from time to time, there can be no assurance that any such acquisition will be available on acceptable terms or at all, or that the Company will be able to successfully consummate or integrate any such potential acquisition. The development cycle for new products may be significantly longer than development cycles experienced by the Company for its prior products and upgrades. The introduction of products embodying new technologies and the emergence of new industry standards could render the Company's existing products, and products currently under development, obsolete and unmarketable. Hardware, operating system, and database vendors continually add integration and resiliency features to their products which may negatively impact the market for the Company's products. The Company's future success will depend on its ability to enhance its current products and to develop and introduce new products that keep pace with technological developments, respond to customer requirements and achieve market acceptance. In addition to decreasing revenues as products reach the end of their natural life cycles, if the Company were unable to develop upgrades or new products in a timely manner due to resource constraints or technological or other reasons, the Company could experience decreases in future sales and revenues. There can be no assurance that the Company's future products or enhancements will keep pace with technological change or satisfy market needs or that the Company will successfully develop, acquire or market any future products.

         Competition. The market for integration software is continuously evolving and highly competitive. Given the variety of uses for the Company's products and the range of platforms, operating systems and databases on which they operate, the Company faces competition from many competitors, including other independent software vendors, database vendors and large hardware manufacturers who also offer data integration tools. In the financial year ended January 31, 2004, the Company faced increased pricing pressures from competitors and a new competitor iTera in the iSeries High Availability marketplace. These competitors have continued to put pricing pressure on the Company's core High Availability suite of products which decreased margins for these products. The Company also faces significant competition from in-house development departments within businesses that may develop custom software for the specific data movement or integration requirements of their enterprises. Current and potential competitors may have or may in the future establish alliances or cooperative relationships among themselves or with potential customers and may rapidly acquire significant market share. In addition, many of the Company's competitors and potential competitors are or may be significantly larger than the Company and have significantly longer operating histories, greater financial resources and more market and brand recognition than the Company. The Company believes that its ability to compete depends on many factors within and outside its control, including product functionality, performance, price, reliability, vendor and product reputation, customer service and support, sales and marketing efforts, product distribution and product releases both by the Company and its competitors. As the markets for the Company's products expand, additional competition may emerge and competitors may commit more resources to competitive products. There can be no assurance that the Company will be able to compete successfully in current or future markets or that competitive pressures will not have a material adverse effect on the Company's business, results of operations and financial condition. See "Business Overview -- Competition".

         Dependence on Continued Growth of the Database and Data Integration Markets and the Internet. The Company believes key future uses of its software will be for integration and data and application resiliency (high systems availability) applications, such as e-commerce applications, data distribution to and from data warehouses and other data stores, enterprise application integration, workload balancing, and back-up protection against planned and unplanned system outages. Consequently, the Company's future financial performance will depend in part on the growth in the utilization of databases and in the number of data warehouse installations. The database and data warehouse markets are rapidly evolving, and there can be no assurance that such markets will be sustained at their current size or continue to grow. In addition, to the extent that the Company's products may be used in electronic commerce and Internet-based applications, the Company's future financial performance will depend in part on the reliability, growth in use and public acceptance of the Internet, particularly for the conduct of business-to-business and business-to-consumer commercial transactions. The Internet is a relatively new communications and commercial infrastructure which is rapidly evolving. There can be no assurance that the Internet infrastructure will be able to support the communications demands placed on it. In addition, there is no assurance that the Company's products will adequately address the requirements of customers or keep pace with changes in any of these markets.

         Dependence on Relationships with Complementary Vendors. The Company believes that it is important to develop, maintain, and enhance close associations with complementary hardware and software vendors. In particular, it is important that the Company maintain its existing relationship with IBM due to the Company's dependence on the IBM iSeries market. In the High Availability market, the Company depends on IBM rebates and incentives offered to IBM customers who purchase software from IBM High Availability Business Partners to encourage customers to purchase the Company's software. There can be no assurance that IBM won't terminate the Company's status as a High Availability Business Partner. This would have a direct negative impact on sales of the Company's High Availability software. The Company also depends on IBM to market and promote the Company and its products to IBM sales employees, IBM business and channel partners and end user customers. There can be no assurance that IBM will continue to market and promote the Company and its products. There can be no assurance that IBM will not enter the market for High Availability or integration software directly. There can be no assurance that the Company will be able to maintain its existing relationships or enter into new relationships. The Company's failure to do so could adversely affect the portability of the Company's products to, and compatibility and integration with, existing and new platforms, software applications and databases and the timing of the introduction of new and enhanced products by the Company. In addition, failure to do so could affect the Company's ability to leverage third party distribution channels and increase its market presence. See "Business Overview -- Sales and Marketing".

         Dependence on Distribution Channels. A portion of the Company's revenue is derived from the sale of its products through third parties. There can be no assurance that the direct sales model will continue to work effectively for new products or that it will scale effectively as the Company attempts to grow its revenue from existing products. In addition, the Company may not be able to retain a sufficient number of its existing or future re-marketers and distributors, such re-marketers and distributors may not give higher priority to the sale of other products (which could include products of competitors) or that these re-marketers and distributors devote sufficient resources to marketing of the Company's products. The Company depends on IBM business partners to remarket and distribute its products and there can be no assurance that IBM will continue to promote the Company to its business partners. The performance and financial strength of third party re-marketers and distributors is outside the control of the Company and the Company is unable to predict the extent to which these parties will be successful in marketing and selling the Company's products. A reduction in sales efforts or discontinuance of sales of the Company's products by its re-marketers and distributors could lead to reduced sales and could, as a result, have a material adverse effect on the Company's business, results of operations and financial condition. In addition, other methods of product distribution may become important in the future, such as Internet access to products and services and other electronic distribution. The Company's success will depend, in part, upon its ability to attract and retain sufficient direct sales personnel, to maintain and expand access to existing channels of distribution and to gain access to new channels if and when they develop. See "Business Overview -- Sales and Marketing".

         Dependence on Key Personnel. The success of the Company depends upon the continued contributions of key personnel including members of its senior management, including Nigel Stokes, Chairman, President and Chief Executive Officer, the loss of one or more of whom could have a material adverse effect on the Company. There can be no assurance that the Company will be able to retain these individuals or recruit other qualified personnel. The Company believes that its future success will also depend in large part on its ability to attract and retain highly skilled technical, managerial and sales and marketing personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting and retaining the personnel required to continue to grow.

         Risks Associated with International Operations. The Company intends to continue to make efforts to increase international sales and anticipates that international sales will continue to account for a significant portion of its revenue. These sales are subject to certain risks and costs associated with international operations, including the difficulty and expense of staffing and administering business abroad, difficulties in accounts receivable collection, complications in complying with foreign laws and domestic and international import and export laws and regulations, and costs related to localizing products for foreign markets and translating and distributing products in a timely manner. Significant international sales may also expose the Company to greater risk from political and economic instability, potential adverse tax consequences, unexpected changes in Canadian or other governmental policies concerning import and export of goods and technology, other regulatory requirements and tariffs and other trade barriers. In addition, while U.S. and Canadian copyright law, international conventions and international treaties may provide meaningful protection against unauthorized duplication of software, the laws of some foreign jurisdictions may not protect proprietary rights to the same extent as the laws of the United States or Canada. Software piracy has been, and can be expected to be, a persistent problem for the software industry. See "Business Overview -- Intellectual Property". There can be no assurance that these factors will not be experienced by the Company in the future or that they will not have a material adverse effect on the Company's business, results of operations and financial condition. In addition, international earnings may be subject to taxation by more than one jurisdiction or other adverse tax consequences, which could also materially adversely affect the Company's results of operations.

         Currency Exchange Risk. As the Company realizes a significant portion of its revenue in U.S. dollars and European currencies and incurs a significant portion of its operating expenses in Canadian dollars, changes in exchange rates between the Canadian dollar and the U.S. dollar or other foreign currencies could affect the Company's operating results. In fiscal 2004 the Canadian dollar's appreciation against the U.S. dollar was more rapid than that in fiscal 2003. The Company's policy of hedging a portion of its foreign currency denominated accounts receivable can provide only a short-term protection against a limited portion of the Company's foreign currency exposure. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

         Global Economic Conditions. The Company's operating results may vary significantly based upon the impact of actual or perceived changes in global economic conditions on its customers and their spending on information technology related products. The global economic environment since 2001 is more uncertain than in recent periods and has the potential to have a material adverse effect on the Company and its operating results. The Company's revenue and operating results depend in large part on the overall demand for integration and resiliency solutions, and related computer software and services. A reduction of demand for integration and resiliency solutions and related computer software and services caused by actual or perceived weakening in the global economy may result in decreased revenues and lower growth rates for the Company. Customers may defer or reconsider purchasing products from the Company if they experience a downturn in their business or if there is a downturn in general economic conditions.

         Management of Growth. In recent years, due to internal growth, the PointBase acquisition, the acquisition of a German subsidiary, the Constellar acquisition, and the expansion into the Asia Pacific region, the Company has experienced rapid growth in the scope of its operations. This growth has resulted in increased responsibilities for the Company's existing personnel, the hiring of additional personnel and, in general, higher levels of operating expenses. In addition, the Company may continue to experience rapid growth in the future, due to continued internal expansion, acquisition or other factors. In order to manage its current operations and any future growth effectively, the Company will need to continue to implement and improve its operational, financial and management information systems, to hire, manage and retain its employees, to integrate acquired businesses, technologies and personnel, if any, with existing operations and to maintain its corporate culture including technical and customer service standards. There can be no assurance that the Company will be able to manage such growth effectively or that its management, personnel or systems will be adequate to support growth in the Company's operations.

         Software Defects. The Company's products are technically complex and may contain undetected errors or performance problems. There can be no assurance that such errors or performance problems will not be discovered in the future, which may cause delays in product introduction and shipments, require design modifications or result in damage to the Company's reputation, loss of revenue, loss of market share, delay in market acceptance or product liability or other claims against the Company. Furthermore, there can be no assurance that the Company will be able to correct any such errors on a timely basis, or at all. Correction of errors or other defects may require significant expenditures by the Company. Provisions contained in the Company's licence agreements that are designed to limit the Company's exposure to potential claims, as well as any liabilities arising from such claims, may not effectively protect the Company against some or all of such claims and the liability and costs associated therewith. Any of these possible occurrences could have a material adverse effect on the Company's business, results of operations or financial condition. See "Business Overview -- Research and Development".

         Protection of Intellectual Property. The Company relies on contractual restrictions, such as confidentiality agreements and licenses, to establish and protect its proprietary rights. Despite any precautions that the Company takes to protect its intellectual property: (a) laws and contractual restrictions may be insufficient to prevent misappropriation of its technology or deter others from developing similar technologies; (b) current laws that prohibit software copying provide only limited protection from software "pirates," and effective trademark, copyright and trade secret protection may be unavailable or limited in foreign countries; (c) other companies may claim common law trademark rights based upon state, provincial or foreign laws that precede any registrations the Company may receive for its trademarks; and (d) policing unauthorized use of the Company's products and trademarks is difficult, expensive and time-consuming, and the Company may be unable to determine the extent of this unauthorized use. It is possible that the Company's intellectual property rights could be successfully challenged by one or more third parties, which could result in its inability to exploit, or its loss of the right to prevent others from exploiting, certain intellectual property. In addition, reverse engineering, unauthorized copying or other misappropriation of the Company's technology could enable third parties to benefit from the Company's technology without paying the Company for it, which would significantly harm the Company's business. See "Business Overview -- Intellectual Property".

         Potential Infringement Liability. As the number of software products in the industry increases and the functionality of these products further overlaps, it is possible that software developers will become increasingly subject to infringement claims. Moreover, there has been an increase in the number of patents issued in Canada and the United States relating to computer software, and, accordingly, the risk of patent infringements in the industry can be expected to increase, potentially resulting in an increase in patent infringement claims. There can be no assurance that third parties will not assert infringement claims against the Company in the future. Such claims may result in costly litigation, diversion of management time and resources, financial liability or a requirement that the Company suspend licensing of its products or redesign its products, or enter into royalty or licensing agreements. Furthermore, there can be no assurance that the Company would be able to successfully redesign its products, if required, or that any such royalty or licensing agreements will be available on reasonable terms, or at all. Any such claim or the results thereof could have a material adverse effect on the Company's business, results of operations or financial condition. See "Business Overview -- Intellectual Property".

         Dependence on Maintenance Renewals. The Company realises a significant portion of its revenue from maintenance and support services provided in connection with the products that it licences. There can be no assurance that licencees will continue to renew their maintenance and support services or that the Company will be able to charge its current rates for maintenance and support services in the future.

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

         Enforcement of Judgements. The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely because: the Company is incorporated under the laws of Ontario; all of its officers and directors, with the exception of Bryan E. Plug and Rean Pretorius, are non-residents of the United States; some or all of the experts named in this annual report, if any, are residents of Canada; and the Company and a substantial portion of its assets are located outside the United States.

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

         The Company's agent in the United States is DataMirror, Inc., 1600 Golf Road, Suite 1200, Rolling Meadows, IL, U.S.A, 60008. The agent's telephone number is (847) 981-5066.

         The Company has grown substantially over the past seven years. By expanding its indirect sales network, direct international presence and products and services, it has achieved substantial growth in its customer base, employees and revenues, going from 500 customers, 135 employees, and $10 million in revenue for fiscal 1997 to over 1,850 customers, 299 employees, and $60.0 million in revenue for fiscal 2004.

         In March 1998, the Company provided initial capital funding and entered into a strategic development agreement with PointBase, Inc. ("PointBase"), a developer and marketer of computer software products and a provider of Java data management and synchronization products for the embedded database and data mobility markets. PointBase's products are used in Java server applications and are also embedded within Java applications. Since that time the Company participated in several rounds of PointBase financing. At January 31, 2003, the Company owned approximately 25 percent of the outstanding shares of PointBase. The investment was written off when it became apparent that measures taken by the management of PointBase would not result in profitable or break-even operations in the near future and the Company's investment had become impaired and, accordingly, the investment was written down to the estimated fair value of nil. In April 2003, the Company made an offer to acquire all of the issued and outstanding shares of PointBase. PointBase determined not to proceed with the transaction and, as a result, PointBase agreed to pay the Company an amount of $279,000 [U.S.$200,000] as consideration for the cancellation of the offer, which is included in other income for fiscal 2004. The Company ceased its efforts at that time to purchase PointBase as conditions at the time did not warrant further discussions. On December 18, 2003, the Company completed an agreement and plan of merger and acquired one hundred percent control of PointBase in a cash transaction valued at approximately $3.3 million at closing, with certain additional amounts which may become payable contingent on future revenue or proceeds that may be received in connection with the acquired business. No contingent consideration was due for the period ended January 31, 2004. The losses from the Company's investment in PointBase was nil in fiscal 2004 compared to an equity loss of $2,081,000 and an impairment charge of $4,595,000 in fiscal 2003. The decrease was due to the investment in PointBase having been fully written off at October 31, 2002. See "Operating and Financial Review and Prospects -- Acquisitions and Investments" section.

         In September 2000, the Company purchased certain assets and assumed certain liabilities of Constellar Corporation. As a result of this acquisition, DataMirror acquired the Constellar Hub EAI software technology as well as certain related assets including computer equipment, office furniture and other fixed assets, accounts receivable, customer contracts and alliance contracts, and assumed certain related liabilities including accounts payable and deferred revenue. The Constellar acquisition was valued at approximately $16,500,000 (including the full value of contingent consideration). The contingent consideration consisted of up to U.S. $3,000,000 payable contingent on certain revenue targets being generated from the acquired technology during the three-year period ending August 31, 2003. In November 2001, a payment of $724,000 was made in payment of contingent consideration of $856,000 for the period ended August 31, 2001 less a holdback of $132,000 related to assets purchased which are not realized. No payment of contingent consideration is due for the periods ended August 31, 2002 and August 31, 2003.

         On May 18, 2001, the Company purchased the technology and certain related assets of saipx Inc. ("saipx"), a developer of pervasive mobile computing and turnkey solutions for SAP for cash consideration of $293,000. The Company's Pervasive Gateway, Synapse Agility and Synapse Mobility products are based on saipx technology.

         On June 8, 2001 the Company purchased the technology and certain related assets of BDI Systems, Inc. ("BDI"). BDI developed bi-directional, Java-based, data transformation software that exchanges data between XML (eXtensible Markup Language), relational database and text formats, as well as web-based reporting. The Company's Transformation Server for XML product includes technology acquired from BDI and the Company's DB/XML Transform and DB/XML Vision products are based on BDI technology. Total consideration for the transaction was cash of $424,000 and 50,000 shares of common stock with a value of $307,000 to be released from escrow over two years. The assets acquired have been accounted for as acquired technology of $424,000 and deferred compensation of $307,000. The technology was amortized over a period of three years. The deferred compensation was amortized over two years.

         On March 18, 2002, the Company announced its intention to make a take-over bid for all of the shares of Idion Technology Holdings Limited ("Idion"), a South African company listed on the JSE Securities Exchange ("JSE") under the symbol IDI, in a cash bid valued at $9.8 million. On April 18, 2002, the bid was increased to $18.9 million, and subsequently, on May 8, 2002, the bid was further increased to $30.4 million. On July 4, 2002, the Company closed its bid to acquire Idion, having not been successful in completing the take-over. At January 31, 2004, the Company owned approximately 48,269,000 or 42.61% of Idion's outstanding common shares acquired at a cost of $12,185,000. The Company announced on May 14, 2004 that it had sold all of its shares of Idion in a market trade executed through the facilities of the JSE. The Company sold 48,269,085 shares of Idion at a price of ZAR 2.10 per share. Based on the exchange rates on settlement (ZAR1=CDN.2025), the Company received net proceeds of CDN$19.9 million after brokerage and advisory fees, had a pre-tax gain of approximately CDN$7.6 million, and an after tax gain of CDN$6.3 million. See the "Operating and Financial Review and Prospects -- Acquisitions and Investments" section.

         On January 7, 2003, the Company acquired the technology and certain related assets of SmartSales Inc., a developer of CRM solutions, in a cash transaction. The Company acquired current assets valued at $15,000, capital assets valued at $22,000 and technology valued at $362,000 for cash consideration of $399,000. The technology acquired was amortized over a term of one year.

         The Company will continue to pursue its strategy of developing and marketing software solutions that allow companies to integrate, protect, capture and audit their data. More enterprises are expected to recognize the importance of managing data for business intelligence, enterprise application integration and e-business applications in real-time. To establish and maintain useful databases for these purposes, data must be captured, transformed and flowed from the source databases that generate operational data to separate databases such as data warehouses or web servers in real-time. Competitive pressures are forcing more companies to be available to their customers 24 hours a day. Having key operational systems unavailable due to planned (system maintenance, upgrade or backup) or unexpected (hardware or communications failure) system outages is no longer acceptable. The U.S. Food and Drug Administration ("FDA") is mandating that all FDA-regulated firms provide electronic audit trails, also known as E-Records, for FDA examination. It is expected that federal regulators in other industries will follow suit and mandate similar E-Records requirements. The Company's LiveBusiness solutions are designed to help companies address all these needs.

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

         During fiscal 2004 the Company continued to adjust its business model to drive a significant improvement in operating profits. The Company believes that these adjustments have positioned the Company to continue to drive increased levels of profitability in the coming year. The Company's balance sheet is strong and the Company remains confident that the LiveIntegration, LiveResiliency, LiveAudit and LiveCapture solutions will continue to resonate in the marketplace. The introduction of regulatory initiatives in the United States and elsewhere in fiscal 2004 such as the Sarbanes-Oxley Act is expected to continue to be a driver of demand for the Company's LiveAudit and other products. The Company believes the near and long-term prospects for success remain strong, but is aware of the uncertain economic and business conditions that could cause fluctuations in operating results. Nevertheless, the Company remains committed to its objective of generating significant value for its shareholders, customers, business partners and employees.

B.    Business overview

Description of Operations

         The Company designs, develops and markets software solutions for real-time data integration, resiliency and data monitoring. The Company's comprehensive family of products allows companies to capture, transform and flow data in real-time across multi-platform computing environments. The Company's software products provide business data integration, giving its customers the ability to keep corporate data integrated, distributed and available within enterprises and across the Internet. The Company's resiliency solutions provide disaster recovery and avoidance ensuring highly available 24/7 business operations under any circumstances. The Company's data monitoring solution allows companies to monitor, track and report on critical information stored in their databases to ensure the security of their data assets at all times. The Company's products are suited to such business applications as building and replenishing data warehouses, data distribution and workload balancing, e-commerce and the integration of e-business applications with operational and legacy systems, enterprise application integration ("EAI"), monitoring and reporting on the integrity and security of data assets, mobile and remote data capture for ERP systems, high availability and back-up and recovery applications. The Company's PointBase solutions provide relational database products and synchronization solutions designed to help lead the industry's move toward software that delivers on the promise of Java.

         Generally, the Company's sales are strongest in the calendar quarter ending December 31st and are reflected in the Company's fourth fiscal quarter of each year.

         The Company derives its revenue from three main sources: sales of software licences, software maintenance and support agreements, and consulting and implementation services. Sales of software licences have historically been primarily on a direct basis to the Company's customers in North America, Asia Pacific and much of Europe, while also employing indirect sales channels, such as distributors and remarketers in these territories. In Australia, South and Central America and certain European countries the Company sells mainly on an indirect basis through distributors or remarketers who may also provide customer support and service to end users. The Company sells single and multiple-year software maintenance and support agreements with the related software licences. These agreements are generally renewed on an annual basis after expiry of their initial term. Revenue from consulting and implementation services is derived primarily on a time-and-materials basis under a services agreement with the customer, which in some cases may be pre-billed with the related software licences.

         The Company's predecessor was incorporated in November 1993 as a software research and development firm focused on the problem of transformational data replication across various hardware and database platforms. Since the introduction of the Company's Transformation Server software in October 1994 as an IBM iSeries (AS/400) data replication product, the Company has commercially released several new versions and extensions of Transformation Server, extending its functionality to become a cross-platform transformational integration solution. Transformation Server now offers bi-directional data capture, transformation and flow to and from a variety of mid-range servers, mainframe processors and software databases including:
DB2/UDB running on IBM iSeries (AS/400), UNIX (HP, AIX, SUN) and OS/390; Oracle databases running on UNIX (HP, AIX, SUN), Linux and Windows NT/2000 platforms; Sybase databases running on UNIX and Linux platforms; Microsoft SQL Server databases; XML data sources; PointBase Java databases, and flat files.

         The Company's major resiliency product, High Availability Suite for IBM iSeries (AS/400) (also known as HA Suite), was first released in November 1998. HA Suite is an iSeries (AS/400) high availability solution that captures objects and database transactions from primary systems, mirrors them to one or more recovery systems, and invokes operational switching as required. HA Suite was complemented and enhanced in mid 1999 with the introduction of DataMirror iCluster software, an iSeries (AS/400) cluster management solution that includes a GUI to define nodes in a cluster, determine what data and objects are mirrored to specific nodes and monitor the entire cluster from a single station.

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

         The Company, through its wholly owned subsidiary, DataMirror Mobile Solutions Inc. ("PointBase"), offers a series of Java relational database, mobility and synchronization products. PointBase has three main offerings -- PointBase Embedded, PointBase Micro and PointBase UniSync. These provide effective Java-based data storage, enterprise mobility and data synchronization with corporate databases.

         During the past three years the Company introduced the following software products:

     1. iReflect Version 1.5. Released in March 2004, this is a high availability solution for Oracle databases, which can be used for resiliency, disaster avoidance and recovery. iReflect is an extension of the Company's High Availability Suite for IBM iSeries (AS/400).

     2. iFederate. First released in November 2003, this product provides unified access to data from heterogeneous data stores in mainframe environments.

     3. iDeliver Version 2.6. Released in November 2003, this client-server product allows organizations to publish, filter, and replicate business critical information securely to their employees, business partners, and customers. It also allows businesses to update data warehouses and data marts over the Internet in near real time. iDeliver consists of two components: iDeliver Server and iDeliver Client.

     4. Pervasive Gateway Version 3.1. Released in November 2003, this product is a client-server software solution that extends SAP functionality to remote users by allowing them to execute ERP transactions from mobile devices. Business applications of Pervasive Gateway include warehouse and shop floor operations, time and attendance, asset management, transportation management, service/sales force automation and CRM. The solution can be deployed on any DOS, Windows or Windows CE based computer or mobile device including industry standard PCs, PDAs, handheld computers and rugged portable computers for use in industrial settings. Transactions can be executed in on-line mode in near real-time or in batch-mode to support disconnected devices and network interruptions.

     5. DB/XML Transform Version 2.8. Released in October 30, 2003, this product is an engine for bi-directional data transformation between XML, database and text formats.

     6. iCluster for EMC Symmetrix Version 2.0. Released in June 2003, this is resiliency software for the IBM iSeries (AS/400) that is closely integrated with EMC Corporation's system and storage replication solutions Symmetrix Remote Data Facility (SRDF(TM)) and TimeFinder(TM). This product increases application availability and workload distribution in EMC iSeries (AS/400) environments.

     7. iCluster for IBM TotalStorage(TM) Enterprise Storage Server(TM). DataMirror iCluster for IBM TotalStorage Enterprise Storage Server
          (ESS) is a single integrated software solution for highly available business operations in IBM eServer iSeries environments. iCluster for IBM ESS enables high levels of data and application resiliency for Storage Area Networks (SANs) running on IBM iSeries and ESS systems. iCluster for IBM ESS integrates with IBM's Advanced Copy functions, Peer-to-Peer Remote Copy (PPRC) and FlashCopy(R) to provide availability at the storage level, system level and application level.

     8. Enterprise Administrator for Transformation Server Version 3.0. Released in May 2003, this product allows companies to define and manage configure and manage replication in the publication and subscription environments.

     9. Transformation Server for AS/400 Version 5.1. Released in May 2003, this product is designed to replicate data seamlessly from any AS/400 file system to any supported subscriber system database. It also supports replication from any supported publication database to AS/400 file systems. It is intended for database administrators and managers with organizational control over AS/400 data. No program changes to the AS/400 applications that generate the original publisher data are needed.

     10. Transformation Server for Microsoft SQL Server Version 5.1. Released in May 2003, this product allows companies to replicate Microsoft SQL Server data to supported databases, and receive replicated data from different publishers. This product also supports replication to ODBC compliant subscription databases on Windows servers and is intended for database administrators and managers with organizational control over Windows data.

     11. Transformation Server for Oracle Version 5.1. Released in May 2003, this product is designed to replicate data seamlessly from any Oracle database system to supported subscription databases. This product as a publisher replicates data based on configuration settings specified through Enterprise Administrator.

     12. High Availability Suite Version 3.6. Released in October 2002, this product is a high availability and replication tool intended primarily for environments that want to replicate OS/400 files and objects to other systems for high availability (using one of the scenarios mentioned above), thereby ensuring data integrity.

     13. Transformation Server for DB2/UDB Version 4.6. Released in August 2001, this is an extension of the Company's Transformation Server software to extend native support for DB2/UDB on additional platforms where data resides, including Linux and Microsoft Windows NT/2000.

     14. Transformation Server for PointBase Version 4.6. Released in August 2001, this product replicates PointBase data to supported databases and can also receive replicated data from supported databases. This product can be installed and used on any platform that supports Java. In the publication environment, this product's replication engine can refresh and mirror selected data to supported databases. In the subscription environment, companies can apply transformations to the replicated data.

     15. Transformation Server for OS/390 Version 4.6. Released in March 2001, this product allows companies to replicate DB2 data on an OS/390 or z/OS system to supported subscription databases. In addition, data from supported publication databases can be replicated to DB2 on OS/390 or z/OS systems. This product is intended for organizations that want to replicate DB2 data to or from S/390 mainframes. More specifically, this product is aimed at companies that want to implement data distribution, data sharing, or data transformation.

     16. Transformation Server for XML. This product is an addition to the Company's Transformation Server software family, which enables companies to capture, transform and flow data in real-time to and from common database formats and XML.

     17. Transformation Server for Teradata Relational Database Management System. This product replicates data from supported databases to Teradata databases. Teradata is a relational, SQL compatible database, supported on Microsoft Windows and UNIX servers. In the subscription environment, data transformations can be performed before data is applied to Teradata.

     18. Synapse Mobility. Allows mobile data collection devices to communicate in real-time with the bar-code server and with the SAP R/3 software suite. Synapse Mobility runs on a Windows NT/2000 workstation and economically extends SAP systems to mobile environments.

     19. Consteller Hub Version 3.7. Constellar Hub provides a centrally managed, high-performance, scalable engine for data movement, data transformation and interface management across all enterprise applications. This product is a rule-based transformation engine that provides a maintainable solution for data transformation, data movement and interface management across enterprise applications. This product can access, transform, integrate, and deliver data using databases, messages queues, and flat files. Databases can be accessed through ODBC or Oracle networking, and structured data can be read from and written to MQ Series and Oracle AQ message queues, files accessible through the local file system, and files on remote systems accessible through FTP, HTTP, and other file transfer methods.

     20. LiveAudit. An extension of DataMirror's Transformation Server software that enables companies in regulated industries such as pharmaceutical, health-care and food services to meet requirements to provide electronic audit trails of changes to their operational databases for regulatory examination.

     21. Synapse Agility. An enhancement toolkit extending the capabilities of SAP's Report Distribution and Job Scheduling functionality built to work with SAP (R) R/3 (R).

     22. DB/XML Vision. A cost-effective, scaled-down version of DB/XML Transform for simple database to XML conversion projects. The software automatically creates XML documents containing hierarchical data from any database for B2B applications, EDI, database integration and conversion.

     23. LiveConnector. An integration solution that enables information flow between CRM, ERP or packaged software applications. LiveConnector uses application-specific adapters to capture, transform and flow business transactions in real-time between various applications within the organization. Previously incompatible applications can use LiveConnector to integrate and share data, providing consistency in the data available across the enterprise. The solution is comprised of a set of pre-built adapters, including a Siebel 2000 validated adapter, that support multiple business transactions, capture, transform and flow data integration software, and expert implementation services.

     24. Outsmart. A simple CRM software solution for Sales Force Automation and Pipeline Management. The solution works within Microsoft(R) Outlook(R).

     25. PointBase Embedded. This products is platform-independent, full-featured relational database written entirely in Java. It can be integrated directly within a Java application, making it transparent to the end user from time of deployment. It has a small footprint, provides comprehensive security and requires zero administration.

     26. PointBase Micro. Is a platform-independent Java relational database optimized to run on the Java 2 Micro Edition (J2ME CDC and CLDC/MIDP) and J2SE platforms. It has an ultra-compact footprint and can be easily embedded within a Java application, making it transparent to users from the time of deployment. It supports a subset of standard SQL 92.

     27. PointBase UniSync. Is a Java API that allows developers to easily synchronize data between databases residing on mobile platforms and corporate back-end databases. It supports platform-independent, bi-directional synchronization with Oracle(R), Microsoft SQL(R) Server(TM) and other JDBC-compliant databases. Its powerful and flexible publish-and-subscribe model supports either incremental delta changes or full-snapshot changes.

Principal Markets

         The Company operates in only one industry, the business of developing and marketing computer software products. The Company has two reportable segments, North America and Europe, based on the geographic location of its operations. The Company's geographical revenue distribution has been as follows:

FOR THE YEARS ENDED

                                                     January 31,
                                         2004            2003            2002
                                       ------           ------         ------

        Canada                           7.8%             6.9%           5.2%
        United States                   53.2             53.6           50.7
        United Kingdom                  17.4             18.7           23.9
        Germany                          8.3              8.1            9.7
        Other                           13.4             12.7           10.5
                                       ------           ------         ------
                                       100.0%           100.0%         100.0%
                                       ======           ======         ======

         Additional information about the geographic segments of the Company's business is available in "Management's Discussion and Analysis of Financial Condition and Results of Operations", incorporated by reference herein, and in the Consolidated Financial Statements of the Company for the year ended January 31, 2004, Note 17, Segmented Information.


Pricing and Licensing Practices

         A typical licensing transaction for the Company's two primary software products, Transformation Server and High Availability Suite, includes the purchase of at least two licences, one licence to act as a source utility for each of the computers from which the customer intends to replicate data, and one or more licences to act as a target utility for each computer to which the customer intends to replicate data. The Company often sells a customer additional licences or increased use licences as the implementation of a customer project proceeds or as a customer undertakes additional or expanded projects that require additional data and application integration capability across the enterprise.

         Following mid-range software industry practice, the Company's licence prices vary depending on a number of factors. The Company licences Transformation Server and High Availability Suite using a pricing model that considers the operating system and relative size and processing capability of the computer hardware platform on which the software will operate and the location of the purchaser. In general, licence prices are higher for multiple processor and large-scale processor computer models than for small processors, and for UNIX, iSeries (AS/400) and OS/390 platforms than for Windows NT platforms. It is the Company's general practice to charge customers transfer or upgrade fees if they want to move licenced software from one platform to another.

         Licences for the Company's Constellar Hub are typically priced based on usage volume and whether the licence will be used on a production or development system. As such, pricing may vary widely depending upon, among other things, a customer's computing systems environment. iDeliver pricing is similar to Transformation Server pricing, and is based on the number of iDeliver Client concurrent users.

         The standard U.S. dollar list pricing per licence for Transformation Server, DB/XML Transform and iReflect, ranges from as low as $5,000 to almost $223,000. Licences for LiveAudit are typically sold in conjunction with licences for Transformation Server at a discount from the Transformation Server pricing. The price for a licence for High Availability Suite and iCluster ranges from U.S.$8,000 to almost U.S.$275,000. Production licences for Constellar Hub generally range from $26,000 to $327,000. Pervasive Gateway is a client-server solution. Pricing is based on the number of servers, the number of clients and the number of customised ERP transactions that a customer requires. The base price for a solution is approximately U.S.$75,000 and increases depending on the number of customised ERP transactions and number of client licences required.

         Licences for the Company's PointBase products are generally sold through resellers or incorporated into original-equipment manufacturers ("OEM") products. Licence prices for the PointBase products are on a per copy basis with discounts for larger numbers of copies or on a percentage royalty basis for OEMs. Maintenance and support are offered on a pay-as-you go basis or on an annual enterprise basis. PointBase products are also sold through requests for licenced copies from PointBase's website.

Sales and Marketing

         The Company markets and sells licences for its software products primarily through its direct sales force in North America, much of Europe and Hong Kong. In addition to its direct sales activities, the Company also employs indirect sales channels, such as distributors and resellers, in North America, Europe, Asia and the Pacific rim. In Australia, Central and South America and in certain European countries, the Company sells mainly on an indirect basis through distributors and resellers, who may also provide customer support and service to end users.

         The Company's direct sales staff consists of technically trained salespersons and engineers who serve customers' information systems and business management staffs. Direct sales and related support personnel are organized by designated regional sales territories and/or product line, each reporting directly to head office, in the case of the Americas and the Asia Pacific region, or DataMirror (Europe) head office in London, England, in the case of European sales. The Company's sales staff covers the North American market from its head office in Markham, Ontario and from branch offices in New York, New York; Chicago, Illinois; and Newport Beach, California. The Company's direct sales in Europe are conducted from the offices of DataMirror (UK) Limited in London, England, and European branch offices in Antwerp, Frankfurt and Paris. The Asia and Pacific rim office is located in Hong Kong.

         The Company uses its website as a sales channel and customer service centre. Customers and potential customers may download trial versions of particular software products and obtain on-line access to product demonstrations. The Company also offers certain product support assistance on the Web, including the ability for customers to generate their own temporary user authorization codes, download product upgrades and obtain product information through the Company's on-line KnowledgeBase.

         In addition to the activities described above, the Company's marketing efforts include advertising, direct mail and public relations programs, participation in industry trade shows and individual and joint organization of seminars, Webcasts and conferences to promote its products.

Resellers

         The Company has focused on establishing relationships with resellers who are well established and financially stable industry leaders. The following are some of the key resellers that the Company has entered into reseller agreements with in the past three fiscal years.

         Fiscal year 2004 saw the Company add to its executive bench strength and enter into a number of reseller relationships that heightened the Company's reach in various parts of the world.

         In October 2003, the Company appointed Mr. Rean Pretorius as Senior Vice President of Resiliency Sales (now Senior Vice President, Global Channels and Alliances). Mr. Pretorius came to the Company with over 13 years experience in information technology senior sales management. In the past, Mr. Pretorius was Executive Vice President Worldwide Sales for Vision Solutions and helped grow its customer base to over 1,800 customers in over 70 countries, with over 10,000 installations. Previous to his tenure at Vision Solutions, Pretorius co-founded and served as Chief Executive Officer of Silverlake Technology Solutions, a successful IBM Business Partner specializing in partitioning and cluster management which signed a worldwide agreement with IBM Business Recovery Services.

         In September 2003, the Company signed a reseller agreement with Logical, an international IT integration solutions provider and one of the largest Hewlett-Packard resellers in the world to market, sell and support the Company's products to customers throughout North America. The Company also entered into a reseller agreement for Australia with Classic Blue Computers Pty Ltd., a leading Australian solution provider.

         In 2002, the Company entered into a global DataWorld Partner agreement with Cap Gemini & Ernst & Young. In Mexico, the Company has signed a Value-Added Remarketer agreement with IBM Mexico, a subsidiary of IBM, for IBM Mexico to resell a number of the Company's products.

         The Company also signed a reseller agreement with Nissay Information Technology Co., Ltd. of Japan, a leading provider of systems integration, network-related and outsourcing services to clients in the insurance, financial services, health care and medical services industries.

         To further strengthen the Company's position in the U.S. government sector, the Company signed a reseller agreement with Science Applications International Corporation (SAIC), the largest employee-owned research and engineering firm in the United States. SAIC brings a concentration of customers in the U.S. federal government sector and telecommunications industry, and holds major contracts with the U.S. Department of Energy and Department of Defense.

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

         Included among the key alliances that the Company entered into in the past three years are BEA Systems, where the Company joined the BEA Star Program to provide a BEA-READY (TM) XML Solution, and Business Objects to help position the Company in the data integration marketplace.

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

         The Company signed a strategic alliance with SSA Global Technologies, a worldwide provider of enterprise solutions and services with 6,500 client implementations, to provide DataMirror's LiveAudit solution as the preferred E-Records audit trail solution for its global customer base.

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

         Transformation Server licensing and related fees historically account for approximately 60% of the Company's overall revenue. The Company depends mainly on direct sales for revenue for its Transformation Server product as such the sale of this product is not dependent on indirect sales channels and calendar quarter seasonality to the same extent as the Company's HA Suite and iCluster products. See "Risk Factors -- Dependence on Distribution Channels" and "Risk Factors - Seasonality".

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

         In mid-1999, DataMirror released its iCluster cluster management product for IBM iSeries (AS/400). iCluster is a solution for ensuring the continuous availability of business-critical applications such as e-Business, ERP and customer-facing applications. iCluster can be installed on distributed systems to maintain around-the-clock system availability.

         A 'cluster' consists of an integrated network of iSeries (AS/400) systems (or nodes) that work together to provide seamless iSeries (AS/400) operations. If the node in a cluster that provides a service can no longer perform this role, operations are automatically switched to a designated backup node. To achieve this objective, objects and data must be replicated from the primary system to the backup node so that operations can be easily moved to this node. DataMirror iCluster software complements High Availability Suite for clustered iSeries servers. iCluster enables users to define nodes in a cluster, determine what data and other critical objects are mirrored to specific nodes and monitor the entire cluster from a single station. It also handles the data and object mirroring requirements of clustered high availability environments.

         In 2000, DataMirror released XtremeCache, a technology exclusive to DataMirror iCluster and High Availability Suite that optimizes the flow of data into and out of a high speed software cache. XtremeCache enhances the business availability and system back-up and recovery capabilities of HA Suite and iCluster.

         The Company depends on both direct and indirect sales for the revenue for its iCluster and HA Suite products. The sale of these products is often linked to the sale of IBM hardware by IBM Business Partners. Generally, sales of these products are strongest in the calendar quarter ending December 31st and are reflected in the Company's fourth fiscal quarter of each year. There can no assurance that the Company will continue to be successful with the indirect sales model or will continue to partner with motivated distributors as the Company tries to grow revenue from these products. A weak calendar fourth quarter for IBM hardware and IBM Business Partners will adversely affect revenue from these products iReflect

         DataMirror iReflect is a resiliency product designed for Oracle databases. iReflect is designed to reduce system downtime for Oracle environments. The software is used for data distribution, disaster avoidance and recovery. iReflect uses intelligent database-level mirroring to provide a cost-effective solution to help businesses running Oracle achieve superior uptime and availability for their valuable data assets. It mirrors Oracle database transactions from the primary system to the recovery system in real-time. The software also has the ability to detect primary system failure and invoke operational switching to enable highly available business operations in Oracle environments. iReflect supports log-based replication of Oracle databases.

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

         Customers generally can use DataMirror resiliency products for 24/7 access to key databases, data distribution, disaster avoidance and recovery, minimizing the costs of both planned and unplanned downtime, enhancing service levels and promoting customer retention and loyalty, efficient distribution of data processing and workload balancing and ensuring the continuity of supply chains and e-Business environments.

         The licensing and other related fees for High Availability Suite, iReflect and the Company's other resiliency products historically account for approximately 35% of the Company's overall revenue.

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

PointBase

         PointBase Embedded is a platform-independent, full-featured relational database written entirely in Java. It can be integrated directly within a Java application, making it transparent to the end user from time of deployment. It has a small footprint, provides comprehensive security and requires zero administration. PointBase Micro is a platform-independent Java relational database optimized to run on the Java 2 Micro Edition (J2ME CDC and CLDC/MIDP) and J2SE platforms. It has an ultra-compact footprint and can be easily embedded within a Java application, making it transparent to users from the time of deployment. It supports a subset of standard SQL 92. PointBase UniSync is a Java API that allows developers to easily synchronize data between databases residing on mobile platforms and corporate back-end databases. It supports platform-independent, bi-directional synchronization with Oracle(R), Microsoft SQL(R) Server(TM) and other JDBC-compliant databases. Its powerful and flexible publish-and-subscribe model supports either incremental delta changes or full-snapshot changes.

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

         (iv) Synapse Agility. An enhancement toolkit extending the capabilities of SAP's Report Distribution and Job Scheduling functionality, built to seamlessly bolt-on to SAP (R) R/3
                  (R);

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

         (x) Outsmart. A simple CRM software solution for Sales Force Automation and Pipeline Management that works within Microsoft(R) Outlook(R).

         (xi) iFederate. Provides unified access to data from heterogeneous data stores in mainframe environments. iFederate reduces companies' reliance on such specialized skills by allowing customers to define queries against a virtual database that consolidates common data storage formats including DB2, VSAM, ISAM, IMS and SAM. By providing quick and economical unified access to mainframe data stores.


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

o Independent Software Vendors. A number of independent software vendors have developed integration, resiliency and capture software products for a variety of databases and computer platforms, including platforms supported by the Company's products such as IBM DB2 on various platforms, Oracle, Sybase and SQL Server. These products may offer varying degrees of bi-directional replication capability, platform compatibility and continuous or periodic replication ability, and offer significant direct competition with the Company products including in particular Transformation Server, HA Suite, iCluster, Constellar Hub and iFederate. As with hardware and database vendors described above, many of these independent software vendors are significantly larger than the Company and have significantly longer operating histories, greater financial resources and more market and brand recognition than the Company.

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


Integration Software Market

         In the market for integration software, the Company's Transformation Server and Constellar Hub products face competition from specific data replication software products, designed for use on many of the platforms between which Transformation Server and Constellar Hub function, including the following products from the following vendors:

      Data Propagator, DB2 Information Integrator, and MQSeries from IBM; Oracle Replication from Oracle; Sybase Replication Server from Sybase; SQL Replication (DTS) from Microsoft; Symbiator from Vision Solutions (a subsidiary of Idion Technology Holdings Inc.); OmniReplicator from Lakeview Technology; GoldenGate Global Synchronization from GoldenGate; DB2Motion from Hit Software; DataStage from Ascential; Distributed Enterprise from PeerDirect; SharePlex from Quest; PowerCenter and Detail from Informatica/Striva; ETI-Extract from ETI; webMethods Integration Platform from webMethods; integration solutions from SeeBeyond Technology and Mercator; and Businessware Integration Platform from Vitria.

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

Resiliency Software Market

         In the IBM iSeries (AS/400) market for resiliency software, the Company's HA Suite and iCluster products compete against other system mirroring software products that are generally designed to move data and maintain a current back-up of an entire iSeries (AS/400) system on a second iSeries (AS/400), perform operational switchover in the event of system failure, and mirror all database activity as well as all non-database file and object activity. This market space has fewer, more readily identifiable direct competitors. The primary competitors are Lakeview Technology who sell Mimix Suite and Vision Solutions -who sell Vision Suite. Both of these competitors have greater market share than the Company and have longer operating histories in the iSeries (AS/400) resiliency market. Recent products to enter this market include Echo2 from iTera and NOMAX from Maximum Availability. New entrants offer simple resiliency solutions at lower prices and on preferred terms that has created pressure on pricing and margins.

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

         In the Oracle market for resiliency software, the Company's iReflect product competes against other database replication software products that are generally designed to move data and maintain a current back-up of an entire Oracle database on a second system. The main competitor in this market space is Quest Software which sells its SharePlex product. The Company tries to differentiate the iReflect product from competitive products by promoting the following features and capabilities: (i) real-time log-based replication; (ii) DDL (Data Definition Language) Refresh and Mirroring support; (iii) Synch Check support; (iv) Master to Master support; and (v) high speed operational switching. There can be no assurance that the Company will be successful in selling into this market. In addition, Oracle may add features to its database or the Oracle 10gAS platform that make it easier for new entrants or customers to develop their own resiliency solutions. Oracle may also choose to offer a resiliency solution that competes directly with iReflect in the future.

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

PointBase Software

         There are a number of competitors to the Company's PointBase products in the Company's two main PointBase markets. Many of these competitors such as Oracle, Sybase, Microsoft and IBM are significantly larger than the Company. The competitors are different for each market as few competing product sets have the breadth of device support offered by PointBase. In the first market (the "Embedded Market"), customers build products with PointBase Micro and PointBase Embedded (including the server option) products as the database engines in those products. The main competitors in this market include IBM Cloudscape, DB2 UDB Express and Everyplace Editions; Microsoft Access and SQL Server; and Borland JDataStore. Some of these competing products are not 100% Java product and those vendors have a more complex manufacturing process as they produce different packages for each platform. In the second market (the "Mobile Market"), mobile professionals use PointBase Micro, PointBase Embedded, and PointBase UniSync to occasionally access corporate database or applications. The main competitors in this market are Sybase SQL Anywhere Studio, Oracle 9i Lite, and IBM DB2 Everyplace. The Company tries to differentiate its PointBase database software in terms of (i) its 100% Java composition and (ii) its ability to support the Embedded Market and the Mobile Market with a single product set. There can be no assurance that competitors won't improve their products and services to respond to these differentiators or that the Company will be successful in selling its products by promoting these differentiators.

Intellectual Property

         The Company regards its software as proprietary and attempts to protect it using copyright, trademark and trade secret laws, contractual provisions regarding confidentiality, non-disclosure and ownership of proprietary information and embedded software authorization routines. Despite these precautions, it may be possible for unauthorized third parties to copy certain portions of the Company's products and obtain and use information the Company regards as proprietary. In addition, there is a risk that third parties may assert infringement claims against the Company or its products. See "Risk Factors -- Potential Infringement Liability".

         The Company licences its software products pursuant to either mutually negotiated software licence and maintenance agreements, by having customers sign an order form agreeing to the Company's standard terms and conditions, or by using "shrink wrap" licences (that is, licences included as part of the product packaging) and/or "click wrap" licences (that is, licences which appear on a user's computer screen prior to the user being able to effectively use the software). "Shrink wrap" or "click wrap" licences are not negotiated with or signed by individual licencees and purport to take effect upon the opening of the product package or upon download or an indication of acceptance by "clicking" on an acceptance indicator or button on a web page or computer screen. Certain provisions of such licences, including provisions protecting against unauthorized use, copying, transfer and disclosure of the licenced program, may be unenforceable under the laws of certain jurisdictions.

         While the Company is unable to determine the extent of software piracy of its products, software piracy can be expected to be a persistent problem in the software industry. The Company utilises software authorization routines to provide copy protection on all platforms where hardware serial numbers are available for this purpose. In addition, the Company uses other authorization schemes where possible. Policing unauthorized use of the Company's products is difficult and it may not be possible to detect an unauthorized use. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of Canada and the United States. Accordingly, it may be possible for unauthorized parties to copy or reverse engineer the Company's products or otherwise obtain and use information that the Company regards as proprietary.

Government Regulations

         A number of government regulatory issues will continue to influence the Company's products. Newer government regulations, such as Sarbanes-Oxley
(SOX), Basel II and the Patriot Act, are driving the need for live data stores that enable a real-time view of critical business operations.

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

         The LiveAudit product is also a key tool for companies looking to comply with the requirements of the SOX. LiveAudit enables companies to monitor all adds, updates, and deletes made to corporate information at the database level, and record these changes in a chronological event log, allowing CEOs and CFOs to provide sufficient audit trail evidence to stakeholders and auditors. By allowing companies to track all activities that take place within their enterprise systems, organizations can achieve an added degree of system security which is a core requirement for SOX compliance.

A.    Organizational Structure

         As at January 31, 2004, the Company had the following direct and indirect subsidiaries:


         SUBSIDIARY(1)                                 JURISDICTION OF INCORPORATION

         DataMirror Europe (Holdings) Limited                  England
         DataMirror (UK) Limited                               England
         DataMirror Hub Company (UK) Limited                   England
         DMC Holdings, Inc.                                    Delaware
         DataMirror, Inc.                                      Delaware
         DataMirror Benelux NV                                 Belgium
         DataMirror France SARL                                France
         DataMirror Germany(2)                                 A partnership under the laws of Germany
         DM Nordic AB                                          Sweden
         DataMirror (Asia Pacific) Limited                     Hong Kong
         DataMirror Hub Company (Canada) Inc.                  Ontario
         1512630 Ontario Inc.                                  Ontario
         DataMirror Mobile Solutions, Inc.                     California

(1) Except as otherwise noted, each subsidiary is wholly owned by DataMirror Corporation and/or one or more wholly-owned subsidiaries of DataMirror Corporation.
(2) DataMirror Germany is a partnership between two wholly-owned subsidiaries of DataMirror Corporation, DataMirror Deutschland GmbH, as limited partner, and DataMirror Deutschland Verwaltungs-GmbH, as general partner.



B.    Property, plants and equipment

         The Company's head office is located in a leased facility in Markham, Ontario, where the Company currently occupies approximately 67,222 sq. ft. of office space. The term for the leased premises was renewed on May 1, 2004 for an additional 5 year period. The Company leases private office space, generally on a short-term basis, for its sales and technical operations in Chicago, Illinois and Newport Beach, California. The Company's UK subsidiary occupies leased office space in London, England (expiry March 2006) and additional office space is leased for European branch offices in Antwerp, Belgium; Frankfurt, Germany; and Paris, France. Leases for the European offices are generally terminable on short-term notice, except for the Frankfurt location which has a lease expiring in November 2004. The Company's Asia Pacific operations are housed in leased office facilities in Hong Kong on a month-to-month leasing basis. The Company believes that its existing facilities and offices are adequate to meet its immediate requirements and that additional space in similar facilities will be available to satisfy its requirements in the foreseeable future.


ITEM 5.  Operating and Financial Review and Prospects

A.    Operating results

COMPARISON OF FISCAL 2004 TO FISCAL 2003 AND FISCAL 2003 TO FISCAL 2002

         The following information should be read in conjunction with the audited Consolidated Financial Statements of the Company for the years ended January 31, 2004 ("Fiscal 2004"), January 31, 2003 ("Fiscal 2003") and January 31, 2002 ("Fiscal 2002") presented in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which are in all material respects in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), except as disclosed in Note 20 of the audited Consolidated Financial Statements. All amounts are stated in Canadian dollars unless otherwise noted.

OVERVIEW

         The Company designs, develops and markets software solutions that enable over 1,850 companies to integrate, protect, capture and audit their data.

SOURCES OF REVENUE

         The Company derives its revenue from three main sources: sales of software licences, software maintenance and support agreements and consulting and implementation services.

         The sales of software licences have historically been on a direct basis to the Company's customers in North America, Asia Pacific and most of Europe, while also employing indirect sales channels, such as distributors and remarketers in these territories. In Australia, South and Central America and certain European countries, the Company sells mainly on an indirect basis through distributors or remarketers who may also provide customer support and service to end users. During fiscal 2004, licence sales through indirect sales channels accounted for 21% of revenue, down slightly from 24% in fiscal 2003 and 26% in fiscal 2002.

         The Company sells single and multiple year software maintenance and support agreements with the related software licences. These agreements are generally renewed on an annual basis after expiry of their initial term.

         Revenue from consulting and implementation services is derived primarily on a time-and-materials basis under a services agreement with the customer, which in some cases may be prebilled with the related software licences.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

         The Company's consolidated financial statements are prepared in accordance with Canadian GAAP which are in all material respects in accordance with U.S. GAAP, except as disclosed in note 20 of the audited consolidated financial statements. The preparation of the Company's financial statements is based on the selection and application of significant accounting policies, some of which require management to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to revenue, bad debts, investment tax credits, investments, intangible assets, goodwill and income taxes. The Company bases its estimates on historical experience and on various other assumptions that are believed at the time to be reasonable under the circumstances. Under different assumptions or conditions, the actual results will differ, potentially materially, from those previously estimated. Many of the conditions impacting these assumptions and estimates are outside of the Company's control.

         The Company believes that the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

         Revenue Recognition. The Company's revenues are generated from the sale of software licences, software maintenance and support fees and services. Revenue is recognized in accordance with Statement of Position ["SOP"] 97-2, "Software Revenue Recognition" issued by the American Institute of Certified Public Accountants ["AICPA"] in October 1997 and amended by SOP 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2", issued in March 1998. Software licence revenue is recognized when persuasive evidence of an arrangement exists, the related products are shipped, there are no significant uncertainties surrounding product acceptance, the fees are fixed and determinable and collection is considered probable. Revenue from software maintenance and support agreements is recognized on a straight-line basis over the term of the related agreements. Revenue from services is comprised of consulting, training and installation fees and is recognized at the time the services are performed.

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

         Investment Tax Credits. The Company applies for investment tax credits from both the Canadian federal and provincial tax authorities relating to amounts expended on scientific research and development. The amount of investment tax credits recorded represents management's best estimate based on its interpretation of current legislation. However, the Canada Revenue Agency has not yet assessed all the federal claims and, therefore, the amount ultimately received could be materially different from the amount recorded.

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

         Intangible Assets. The Company has intangible assets related to acquired technology and customer lists and trademarks. The determination of the related estimated useful lives and whether or not these assets are impaired involves significant judgments. In assessing the recoverability of these intangible assets, the Company must make assumptions regarding estimated future cash flows, market conditions and other factors to determine the fair value of the asset. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets not previously recorded. In fiscals 2004, 2003, and 2002, the Company did not record an impairment charge related to intangible assets.

         Goodwill. The Company has goodwill assets arising from business acquisitions which are comprised of the excess of amounts paid over the fair value of net identifiable assets acquired. The Company performs an annual assessment of the fair value of the businesses to which this goodwill relates. In assessing the fair value of these businesses, the Company must make assumptions regarding estimated future cash flows, market conditions and other factors to determine the fair value of the business. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets not previously recorded. In fiscal 2004, 2003, and 2002, the Company did not record an impairment charge related to goodwill.

         Future Income Taxes. The Company has future tax assets, which are subject to periodic recoverability assessments. Realization of the Company's future tax assets is principally dependent upon its achievement of projected future taxable income. The Company's judgements regarding future profitability may change due to future market and other factors. These changes, if any, may require possible material adjustments to these future tax asset balances by recording a valuation allowance to reduce the future tax asset to the amount that is considered or estimated to be more likely to be realized. While the Company has considered projected future taxable income and ongoing tax planning strategies in assessing the need for valuation allowances, in the event the Company were to determine that it would be more likely than not to be able to realize future tax assets in excess of the recorded amount, an adjustment to the future tax assets would increase income in the period such a determination were made. Likewise, in the event the Company were to determine that it would not be able to realize all or part of its future tax assets, an adjustment to the future tax assets would reduce income in the period such a determination were made.

RESULTS OF OPERATIONS

      The following selected consolidated financial information is derived from the audited consolidated financial statements of the Company presented in accordance with Canadian GAAP, and must be read in conjunction with such consolidated financial statements and related notes thereto. Historic results are not necessarily indicative of the results that may be expected for any future period.


                                                    For the Years Ended January 31,
                                                      (In thousands of CDN $)

                                                                   2004                 2003                2002
                                                                   ----                 ----                ----

Revenue:


   Licence                                               $29,087          $ 33,223          $ 28,592
   Maintenance                                            25,354            23,210            20,562
   Services                                                5,551             6,057             7,222
                                                         -------          --------          --------
                                                          59,992            62,490            56,376
                                                         -------          --------          --------
Cost of revenue:
   Licence                                                   234               239               257
   Maintenance and services                               11,389            12,605            13,464
                                                         -------          --------          --------
                                                          11,623            12,844            13,721
                                                         -------          --------          --------
Gross margin                                              48,369            49,646            42,655
                                                         -------          --------          --------
Operating expenses:
   Selling and marketing                                  20,524            21,289            21,542
   Research and development                                9,753            10,459            10,895
   General and administration                              7,946             8,812             9,088
   Amortization of intangibles                             3,098             2,740             3,244
                                                         -------          --------          --------
      Total operating expenses                            41,321            43,300            44,769
                                                         -------          --------          --------
Operating income (loss)                                    7,048             6,346            (2,114)
Investment income, net                                     1,146               611               859
Other income                                                 279                 0                 0
Gain (loss) from investment in PointBase, Inc.
   Impairment of equity investment                             0            (4,595)                0
   Equity loss                                                 0            (2,081)           (4,112)
                                                         -------          --------          --------
Income (loss) before income taxes                          8,473               281            (5,367)
Provision for income taxes                                 2,788             2,434               297
                                                         -------          --------          --------
Net income (loss)                                        $ 5,685          $ (2,153)         $ (5,664)
                                                         =======          ========          ========


FISCAL YEAR ENDED JANUARY 31, 2004
COMPARED TO FISCAL YEAR ENDED JANUARY 31, 2003

REVENUE

         The Company's revenue is derived primarily from sales of licences for its software products. Licence sales accounted for 48.5% of total revenue in fiscal 2004 as compared to 53.2% in fiscal 2003. The Company expects that software licence revenues will continue to account for a substantial portion of its revenues for the foreseeable future. Licence revenue has historically been heavily dependent on sales of Transformation Server and iCluster (a successor to High Availability Suite) software for use in connection with IBM iSeries (AS/400) platforms, and this trend continued in fiscal 2004, accounting for 54.8% of licence revenue, a drop compared to 66.5% in fiscal 2003. The Company expects that its future success will continue to depend on its relationship with IBM and the success of the AS/400 platform. The Company's sales of software relating to Unix platforms in fiscal 2004 was 16.9% of licence revenue, relatively unchanged as a percent of licence revenue from the 16.5% of licence revenue in fiscal 2003. There was a significant increase in the Company's sales of software relating to MVS platforms in fiscal 2004 which accounted for 11.5% of fiscal 2004 licence revenue and which as a category grew 3.2% from fiscal 2003 licence revenue. Growth also occurred in sales of software relating to Intel platforms which increased moderately from 13.8% of fiscal 2003 licence revenue to 16.8% of fiscal 2004 licence revenue.

         The Company sells single and multiple year software maintenance and support agreements with the related software licences. These agreements are generally renewed on an annual basis after expiry of their initial term. During fiscal 2004, 42.3% of the Company's revenue was derived from customer software maintenance and support contracts, compared to 37.1% of revenue in fiscal 2003.

         Revenue from consulting and implementation services is derived primarily on a time-and-materials basis under a services agreement with the customer, which in some cases may be prebilled with the related software licences. During fiscal 2004, revenue from services, which includes consulting, training and other services, accounted for 9.3% of revenue, compared to 9.7% in fiscal 2003.

         Licence. Licence revenue in fiscal 2004 was $29,087,000 compared to $33,223,000 in fiscal 2003, a decrease of 12.4% from fiscal 2003. The decrease in licence revenue in fiscal 2004 from fiscal 2003 was attributable to several offsetting factors, with the increased revenue from new products such as iReflect and LiveAudit and increased demand for the Company's mainframe data integration solutions being more than offset by such factors as the strengthening of the Canadian currency, increased price pressure from competitors in the iSeries High Availability marketplace and the effects of global political events on the North American, European and Middle East markets.

         Maintenance. Maintenance revenue in fiscal 2004 was $25,354,000 compared to $23,210,000 in fiscal 2003, an increase of 9.2% from fiscal 2003. This increase was a result of maintenance revenue generated by additional licence sales since the end of fiscal 2003 and the renewal of maintenance and support contracts for licence sales completed in prior periods, partially offset by the effects of the stronger Canadian currency.

         Services. Services revenue in fiscal 2004 was $5,551,000 compared to $6,057,000 in fiscal 2003, a decrease of 8.4% from fiscal 2003. This decrease was primarily due to the effects of the stronger Canadian currency.

         Geographical Distribution. The Company derives most of its sales revenue from international customers, with sales outside Canada usually denominated in U.S. dollars or European currencies including pounds sterling and Euros. For fiscal 2004, sales denominated in U.S. dollars and European currencies represented 58.8% and 33.5% respectively (for fiscal 2003, these were 58.9% and 34.2% respectively of the Company's revenues), while a significant portion of the Company's operating expenses are incurred in Canadian dollars and the Company reports its financial results in Canadian dollars. Accordingly, changes in exchange rates between the Canadian dollar and these foreign currencies can positively or negatively affect the Company's operating results. The Company has a policy of hedging a portion of its foreign currency denominated accounts receivable. Management recognizes that this policy can provide only a short-term protection against a limited portion of the Company's currency exposure.

         The Company's geographical revenue distribution based on the customers' country of residence has been as follows:

         FOR THE YEARS ENDED

                                               January 31,
                                           2004         2003
                                         -------      -------

Canada                                     7.8%         6.9%
United States                             53.2         53.6
United Kingdom                            17.4         18.7
Germany                                    8.3          8.1
Other                                     13.4         12.7
                                         -------      -------
                                         100.0%       100.0%
                                         =======      =======

         Transaction values in fiscal 2004 for sales of the Company's products have been as large as U.S. $2,440,000 (2003 - U.S. $1,400,000), although a typical sale ranges from U.S. $70,000 to U.S. $100,000. No single customer accounted for more than 3.4% of revenue in fiscal 2004 (1.8% of revenue for fiscal 2003), and no single industry accounted for more than 24.7% of licence revenue in fiscal 2004 (23.3% of licence revenue for fiscal 2003).

COST OF REVENUE

         Licence. Cost of licence revenue consists primarily of duplication, media, packaging and shipping expenses. For fiscal 2004, costs of licence revenue were $234,000 (0.8% of licence revenue), relatively unchanged from $239,000 (0.7% of licence revenue) for fiscal 2003.

         Maintenance and Services. Costs of maintenance and services revenue consist primarily of the salary and related costs of providing those services. For fiscal 2004, costs of maintenance and services revenue were $11,389,000 (36.9% of maintenance and service revenue) compared to $12,605,000 (43.1% of maintenance and services revenue) for fiscal 2003. The gross margin on maintenance and services revenue improved significantly, as the Company realized economies of scale in the cost of providing support to its growing customer base.

OPERATING EXPENSES

         Due to the nature of the Company's business, salary and other headcount related costs comprise a large portion of the Company's operating expenses. To assist the reader to properly understand the Company's operating expense trends, a summary of the ending and average headcount by department for fiscal 2003 and fiscal 2004 follows (See "Fiscal Year Ended January 31, 2003 Compared to Fiscal Year Ended January 31, 2002" for a comparison of fiscal 2003 and fiscal 2002). The headcount increase from the end of fiscal 2003 to fiscal 2004 occurred late in the 2004 fiscal year, mainly through the additional employees taken on as a result of the acquisition of PointBase in mid-December 2003, and had a limited impact on fiscal 2004's operating expenses.


         -------------------------------------------------------------------
         Ending Headcount
         at January 31,
                                                2004             2003
                                        ------------------------------------

         Selling and Marketing                   168              151
         Research & Development                   91               82
         General & Administrative                 40               43
         -------------------------------------------------------------------
         Total                                   299              276
         ===================================================================

         Average Headcount for the
         Fiscal Year Ended January 31,

                                                2004             2003
                                        ------------------------------------

         Selling and Marketing                   155              166
         Research & Development                   84               92
         General & Administrative                 40               45
         -------------------------------------------------------------------
         Total                                   279              303
         ===================================================================


         Selling and Marketing. Selling and marketing expenses include expenses for sales commissions, salaries, advertising, tradeshows, promotional materials and other selling and marketing related activities. For fiscal 2004, these expenses totaled $20,524,000 (34.2% of revenue), down slightly in dollar amount from $21,289,000 (34.1% of revenue) for fiscal 2003. The decrease is due primarily to reduced travel and the effect of a reduction of average headcount in this area, as well as a decrease caused by the impact of the stronger Canadian currency on the Company's U.S. and European expenses. Management expects selling and marketing expenses to increase in fiscal 2005 as the Company expands its sales and marketing activities.

         Research and Development. Research and development expenses include only salaries and other direct costs associated with the development of new products and are net of related investment tax credits. Research and development expenses were $9,753,000 (16.3% of revenue) for fiscal 2004, down slightly from $10,459,000 (16.7% of revenue) for fiscal 2003 due mainly to a reduction in average headcount in research and development from fiscal 2003 to fiscal 2004 and an increase in the amount of investment tax credits recognized during the year. The Company applies for investment tax credits from both the Canadian federal and provincial tax authorities relating to amounts expended on scientific research and development. During fiscal 2004, $806,000 (fiscal 2003
- $590,000) in investment tax credits were applied to reduce operating expenses. The amount of investment tax credits recorded represents management's best estimate based on its interpretation of current legislation. However, the Canada Revenue Agency has not yet assessed all the federal claims and, therefore, the amount ultimately received could be materially different than the amount recorded.

         General and Administration. General and administration expenses consist primarily of administrative salaries, rent, recruiting costs and professional fees. For fiscal 2004, general and administration expenses were $7,946,000 (13.2% of revenue) compared to $8,812,000 (14.1% of revenue) for fiscal 2003, a decrease of 9.8% from fiscal 2003. The Company initiated a series of cost saving measures during fiscal 2004 with the goal of increasing operating profitability which, combined with a reduction in overhead expenses as a result of the headcount reductions and the impact of the stronger Canadian currency on the Company's U.S. and European expenses, resulted in this reduction.

         Amortization of Intangibles. For fiscal 2004, amortization of intangibles was $3,098,000 compared to $2,740,000 and $3,244,000 for fiscal 2003. The increase of $358,000 from fiscal 2003 is due to additional amortization of technology acquired late in fiscal 2003.

INVESTMENT INCOME, NET

         Investment income, net includes interest on cash equivalents, short-term investments and other investment income net of interest expense on long-term liabilities and lease obligations. In fiscal 2004, net investment income was $1,146,000 compared to $611,000 in fiscal 2003. This increase is primarily due to an increase in average invested cash balances resulting from positive cash flow from operations over the course of fiscal 2004.

OTHER INCOME

         In April 2003, DataMirror made an offer to acquire all of the issued and outstanding shares of PointBase. PointBase determined not to proceed with the transaction and, as a result, PointBase agreed to pay DataMirror an amount of $279,000 (U.S.$200,000) as consideration for the cancellation of the offer. The Company at that time ceased its efforts to purchase PointBase as conditions at the time did not warrant further discussions. The Company subsequently purchased the remaining shares of PointBase in late fiscal 2003. For further discussions of the Company's eventual acquisition of PointBase in December 2003 please refer to the "Acquisition and Investments" section of this document.

LOSSES FROM INVESTMENT IN POINTBASE, INC.

         In June 2002, PointBase started a downsizing of its business, with the intent of achieving break-even operations in the short term. In October 2002 it became apparent that these measures would not result in profitable or break-even operations in the near future and the Company's investment had become impaired and, accordingly, the investment was written down to the estimated value of nil. The losses from the Company's investment in PointBase was nil in fiscal 2004 compared to an equity loss of $2,081,000 and an impairment charge of $4,595,000 in fiscal 2003. The decrease was due to the investment in PointBase having been fully written off at October 31, 2002. The Company acquired the remaining shares of PointBase in December 2003 as outlined in the "Acquisition and Investments" section of this document.

INCOME TAX EXPENSE

         During fiscal 2004, the Company recorded an income tax provision of $2,788,000 as compared to a provision of $2,434,000 in fiscal 2003.

         The combined basic Canadian federal and provincial tax rate used in determining the income tax provision for fiscal 2004 was 36.6% as compared to 38.6% for fiscal 2003. The decrease in the combined rate is due to the announced reduction in the federal and provincial tax rates coming into effect during the year.

         The income tax provision is different from the amount that would be obtained by multiplying the Company's income before income taxes by this tax rate due to a combination of factors including: the equity loss and impairment charge of PointBase being non-deductible for tax purposes, certain expenses being non-deductible for tax purposes, the inability to benefit from certain foreign tax losses incurred during the year, the effect of foreign tax rates, the manufacturing and processing tax deduction and the effect of the rate changes on future taxes.

         As at January 31, 2004, the Company had foreign non-capital loss carryforwards of approximately $3,285,000 which have no expiry date and $3,100,000 which expire at various times over 20 years. A valuation allowance has been recognized for all but $167,000 of the losses.

NET INCOME (LOSS)

         In fiscal 2004, the Company recorded net income of $5,685,000 ($0.50 per share) as compared to a loss of $2,153,000 ($(0.19) per share) in fiscal 2003. This marked improvement in profitability was achieved despite pressures on revenue caused by the stronger Canadian currency and generally weaker global economic conditions, by increasing the gross margin on maintenance and services through operating efficiencies in providing those services, by reducing operating expenses through headcount reductions and by continued focus on controlling non-headcount operating costs, together with an increase in investment income due to higher invested cash balances and the elimination of losses from the investment in PointBase.

FISCAL YEAR ENDED JANUARY 31, 2003
COMPARED TO FISCAL YEAR ENDED JANUARY 31, 2002

REVENUE

         The Company's revenue is derived primarily from sales of licences for its software products. Licence revenue has historically been heavily dependent on sales of Transformation Server and iCluster ( a successor to High Availability Suite) software for use in connection with IBM iSeries (AS/400) platforms, and this trend continued in fiscal 2003, accounting for 66.5% of licence revenue as compared to 66.9% in fiscal 2002. It is expected that the Company's future success will continue to depend on its relationship with IBM and the success of the AS/400 platform.

         Licence sales accounted for 53.2% of total revenue in fiscal 2003 as compared to 50.7% in fiscal 2002. The Company expects that software licence revenues will continue to account for a substantial portion of its revenues for the foreseeable future. During fiscal 2003, 37.1% of the Company's revenue was derived from customer software maintenance and support contracts, compared to 36.5% of revenue in fiscal 2002. Revenue from services, which includes consulting, training and other services, accounted for 9.7% of revenue during fiscal 2003, compared to 12.8% in fiscal 2002. Revenue from services, which includes consulting, training and other services, accounted for 9.7% of revenue during fiscal 2003, compared to 12.8% in fiscal 2002.

         Licence. Licence revenue in fiscal 2003 was $33,223,000 compared to $28,592,000 for fiscal 2002, an increase of 16.2%. The increase in licence revenue was largely attributable to revenue derived from new products such as LiveAudit, Pervasive Gateway and iReflect, as well as increased penetration into the High Availability for IBM iSeries market.

         Maintenance. Maintenance revenue in fiscal 2003 was $23,210,000 compared to $20,562,000 in fiscal 2002, an increase of 12.9%. This increase was a result of maintenance revenue generated by additional licence sales since the end of fiscal 2002 and the renewal of maintenance and support contracts for licence sales completed in prior periods.

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

         The Company's geographical revenue distribution based on the customers' country of residence has been as follows:

         FOR THE YEARS ENDED

                                                    January 31,
                                               2003             2002
                                              ------           ------

        Canada                                  6.9%             5.2%
        United States                          53.6             50.7
        United Kingdom                         18.7             23.9
        Germany                                 8.1              9.7
        Other                                  12.7             10.5
                                              ------           ------
                                              100.0%           100.0%
                                              ======           ======


         Transaction values for sales of the Company's products have been as large as $1,400,000, although a typical sale ranges from $70,000 to $100,000. No single customer accounted for more than 1.8% of revenue in fiscal 2003 (1.2% of revenue for fiscal 2002), and no single industry accounted for more than 23.3% of licence revenue in fiscal 2003 (20.5% of licence revenue for fiscal
2002).

COST OF REVENUE

         Licence. Cost of licence revenue consists primarily of duplication, media, packaging and shipping expenses. For fiscal 2003, costs of licence revenue were $239,000 (0.7% of licence revenue) relatively unchanged from $257,000 (0.9% of licence revenue) for fiscal 2002.

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

OPERATING EXPENSES

         Due to the nature of the Company's business, salary and other headcount related costs comprise a large portion of the Company's operating expenses. In order to properly understand the Company's operating expense trends, a summary of the ending and average headcount by department for fiscal 2003 and fiscal 2002 follows (See "Fiscal Year Ended January 31, 2004 Compared to Fiscal Year Ended January 31, 2003" for a comparison of fiscal 2004 and fiscal 2003). . Please note that the headcount decrease from the end of fiscal 2002 to fiscal 2003 occurred late in the 2003 fiscal year and therefore had a limited impact on that year's operating expenses.

          ----------------------------------------------------------------
          Ending Headcount
          at January 31,
                                                 2003           2002
                                              -----------   --------------

          Selling and Marketing                   151            170
          Research & Development                   82             96
          General & Administrative                 43             39
          ----------------------------------------------------------------
          Total                                   276            305
          ================================================================

          Average Headcount for the
          Fiscal Year Ended January 31,

                                                 2003           2002
                                              -----------   --------------
          Selling and Marketing                   166            183
          Research & Development                   92             94
          General & Administrative                 45             42
          ----------------------------------------------------------------
          Total                                   303            319
          ================================================================


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

         Amortization of Intangibles. Effective February 1, 2002, amortization of intangibles consists of the amortization of acquired technology. In fiscal 2002, amortization of intangibles also included the amortization of goodwill, as explained in note 2 to the fiscal 2002 financial statements. For fiscal 2003, amortization of intangibles was $2,740,000 compared to $3,244,000 for fiscal 2002. The decrease of $504,000 is due to the elimination of goodwill amortization.

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

NET INCOME (LOSS)

         The Company recorded a net loss of $2,153,000 ($(0.19) per share) in fiscal 2003 and $5,664,000 ($(0.49) per share) in fiscal 2002. This improvement was achieved by increasing the gross margin on maintenance and services through operating efficiencies in providing those services and by reducing operating expenses through headcount reductions and continued focus on controlling non-headcount operating costs.

OPERATING SEGMENTS AND CURRENCY FLUCTUATIONS

         The Company operates in only one industry, that being the business of developing and marketing computer software products. The Company operates in two reportable segments, North America, which includes the Company's Asia Pacific operations, and Europe, based on the geographic location of its operations. The accounting policies followed by these segments are the same as those described in the summary of significant accounting policies in Note 1 of the Company's consolidated financial statements. The Company accounts for intersegment sales at fair value.

         The Company's reportable segments are strategic business units. They are managed separately because each reportable segment operates in different economic marketplaces and, therefore, requires different investing and marketing strategies. The Company evaluates segment performance based on profit or loss from operations before investment income and income taxes.

         In fiscal 2004, the North American segment (which includes the Company's Asia Pacific operations, which are currently not significant) had total revenue of $39,918,000 compared to $41,107,000 in fiscal 2003, a decrease of $1,189,000. The effect on revenue of the stronger Canadian dollar impacted dramatically the Company's U.S. dollar denominated North American revenue and which more than offset increased revenue from newer products such as iReflect and LiveAudit. During that same period, the North American segment had an operating income of $4,244,000 compared to $4,580,000 in fiscal 2003, a decrease of $336,000. The overall reduction in average headcount and continued vigilance in non-salary cost containment reduced operating costs enough to offset the impact of the reduction in revenue and limit the decrease in operating income to approximately the amount of the increase in amortization of intangibles.

         Revenues from the European segment were $20,074,000 in fiscal 2004 compared to $21,383,000 in fiscal 2003, a decrease of $1,309,000 due mainly to the weakening of the U.K. Pound versus the Canadian dollar. During that same period, European segment operating income was $2,804,000 compared with $1,766,000 in fiscal 2003, an increase of $1,038,000. European operating income increased despite the drop in revenue as the currency impact on the segment's revenue was mostly offset by a similar impact on operating expenses, allowing the reduction in headcount and other cost containment measures to positively impact operating income.

ACQUISITIONS AND INVESTMENTS

         As at June 1, 2004, there are no proposed asset or business acquisitions or dispositions that the Company's board of directors, or senior management who believe that confirmation of the decision by the board is probable, have made a decision to proceed with. The following is a description of certain completed acquisitions by the Company since February 1, 2000 and their impact on the Company in fiscal 2003 and 2004.

         On December 18, 2003, the Company completed an agreement and plan of merger and acquired one hundred percent control of PointBase in a cash transaction valued at approximately $3,300,000 at closing, with certain additional amounts which may become payable contingent on future revenue or proceeds that may be received in connection with the acquired business. The Company is accounting for the acquisition under the purchase method. Under terms of the agreement and plan of merger, future payments of a portion of the funds received from an identified current customer of PointBase will become due to the former shareholders of PointBase contingent upon the Company either securing additional revenue from or selling the business or a portion thereof to this customer. No contingent consideration is due for the year ended January 31, 2004.

         On January 7, 2003, the Company acquired the technology and certain related assets of SmartSales Inc., a developer of CRM solutions, in a cash transaction. The Company acquired current assets valued at $15,000, capital assets valued at $22,000 and technology valued at $362,000 for cash consideration of $399,000. The technology acquired is being amortized over a term of one year.

         On March 18, 2002, the Company announced its intention to make a take-over bid for all of the shares of Idion, a South African company listed on the JSE Securities Exchange ("JSE") under the symbol IDI, in a cash bid valued at $9,800,000. On April 18, 2002, the bid was increased to $18,900,000, and subsequently, on May 8, 2002, the bid was further increased to $30,400,000. On July 4, 2002, the Company closed its bid to acquire Idion, having not been successful in completing the take-over. At January 31, 2004, the Company owned approximately 48,269,000 or 42.61% of Idion's outstanding common shares acquired at a cost of $12,185,000. On January 31, 2004, shares of Idion were trading at approximately Cdn. $0.41 per share, which would indicate a market value of $19,927,000 for the Company's investment at that date. The ownership of 1,119,000 shares of Idion had been subject to a dispute between the Company and a broker acting on behalf of persons related to the CEO of Idion. In May 2003 this dispute was settled in favour of the plaintiff and as a result the Company returned the disputed shares to the broker for the original consideration of approximately $312,000. The cost of these shares had previously been included in the investment on the Company's balance sheet at January 31, 2003. The investment in Idion was accounted for using the cost method, as the Company does not have significant influence over the affairs of Idion and cannot obtain adequate financial information from Idion to enable the Company to account for its investment in Idion using the equity method. During its latest fiscal period, the twelve months ended December 31, 2003, Idion incurred a net loss of approximately U.S. $554,000. The Company announced on May 14, 2004 that it had sold all of its shares of Idion in a market trade executed through the facilities of the JSE. The Company sold 48,269,085 shares of Idion at a price of ZAR 2.10 per share. Based on the exchange rates on settlement (ZAR1=CDN.2025), the Company received net proceeds of CDN$19.9 million after brokerage and advisory fees, had a pre-tax gain of approximately CDN$7.6 million, and an after tax gain of CDN$6.2 million. The Company believes that the sale of the Company's shares in Idion will allow both companies to move forward and concentrate on executing their respective business plans.

         Effective September 1, 2000, the Company acquired certain assets and liabilities of Constellar Corporation, a company engaged in the business of developing and marketing computer software products. The acquisition has been accounted for under the purchase method of accounting. As part of the purchase agreement, further cash payments of up to U.S. $3,000,000 are payable contingent on certain revenue targets being generated from the acquired technology during the three-year period ending August 31, 2003. In November 2001, a payment of $724,000 was made in payment of contingent consideration of $856,000 for the period ended August 31, 2001 less a holdback of $132,000 related to assets purchased which were not realized. The additional contingent payment has been added to the value of the technology acquired, bringing the total value of technology acquired to $12,382,000. No payment of contingent consideration is due for the periods ended August 31, 2002 and August 31, 2003.

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

B.    Liquidity and capital resources

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

         As at January 31, 2004 the Company had cash, cash equivalents and short-term investments of $42,006,000, compared to $38,827,000 at the end of fiscal 2003. The increase in cash, cash equivalents and short-term investments was primarily due to increased cash flow from operations. For the year ended January 31, 2004, cash flow from operations was $10,163,000, a decrease of $5,745,000 over cash flow from operations of $15,908,000 in fiscal 2003. Despite a significant increase in operating income, cash flow from operations decreased due to less cash being generated from changes in other working capital components. The Company's investing activities consisted primarily of purchases of capital assets, additional purchases of shares of Idion Technology Holdings Limited ("Idion") and the acquisition of PointBase. During fiscal 2004, capital expenditures of $1,190,000 ($1,859,000 in fiscal 2003) were financed internally and none were financed under capital lease facilities in fiscals 2003 or 2004. Capital assets acquired were primarily computer hardware and software utilized in research and development activities and leasehold improvements to the Company's head office facilities. The Company expects that its capital expenditures will increase in support of higher levels of research and development activities and as its sales and administration employee base grows. Financing activities during the year consisted of capital lease payments and share capital transactions. During fiscal 2004 the Company used $3,987,000 (2003 - $1,557,000) in cash to repurchase 317,500 (2003 - 163,600) of its common shares under a normal course issuer bid and raised an additional $1,779,000 (2003 - $821,000) through the issuance of 221,310 (2003 - 152,715)
common shares pursuant to the Company's stock option plans.

         The Company has available short-term bank credit facilities of $3,000,000 bearing interest at the prime rate plus 0.5% and (pound)150,000 ($362,000) bearing interest at the prime rate in the United Kingdom plus 3.00%. Under a general security agreement and a source code escrow agreement, all of the Company's assets, including the source code for the Company's software, are pledged as collateral for these credit facilities. As at January 31, 2004 there was no outstanding indebtedness under these credit facilities other than letters of credit of $181,000 (2003 - $206,000). Management believes that its current cash, cash equivalents and short-term investments together with continued positive cash flow from operations will be adequate to fund the Company's short-term financial requirements with the exception of acquisition related cash requirements. The Company's short-term financial requirements may increase substantially if the Company is successful in its take-over bid for Idion or in the event the Company makes other significant acquisitions. Short-term financial requirements related to acquisitions may include direct and indirect costs including restructuring and other expenses related to integrating and refinancing the acquired business. In the short-term, the Company does not plan on making any acquisitions that would result in short-term financial requirements exceeding the sources of cash described above. In the long-term, the Company may finance its long-term requirements from the sale of equity securities, by borrowing under bank lines of credit, by issuing long-term debt or by entering into capital lease financing arrangements.

NEW ACCOUNTING RECOMMENDATIONS

   [i]   U.S. GAAP

         In December 2002, the Financial Accounting Standards Board ["FASB"] issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ["SFAS 148"]. SFAS 148 amends SFAS No. 123 to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based compensation. Under U.S. GAAP, the Company has not adopted the fair value-based method for accounting for stock options granted to employees and thus this standard did not have an impact on its U.S. GAAP financial information as at January 31, 2004 and 2003 and for the years then ended.

         In December 2003, FASB amended Interpretation No. 46, "Consolidation of Variable Interest Entities" ["FIN 46R"]. FIN 46R requires that a variable interest entity ["VIE"] be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's activities and/or is entitled to receive a majority of the VIE's residual returns. For the Company, the requirements of FIN 46R apply to VIEs created after January 31, 2003. For VIEs created before January 31, 2003, the requirements of FIN 46R apply as of February 1, 2004. The adoption of FIN 46R did not have an impact to the Company's consolidated financial statements as at and for the year ended January 31, 2004 and as at February 1, 2004.

   [ii]  Canadian GAAP

         In November 2001, the CICA approved Accounting Guideline No. 13, "Hedging Relationships", an accounting guideline establishing conditions which must be satisfied in order to apply hedge accounting. These guidelines will not affect the Company until the fiscal year starting February 1, 2004. There will be no impact to the Company upon adoption of this guideline.

         In November 2003, the CICA made changes to Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", requiring equity instruments awarded to employees be measured and expensed using the fair value method. The main impact for the Company will be to record compensation expense relating to the award of stock options to employees that the Company had previously chosen to disclose. See Note 12 to the Company's consolidated financial statements.

         The Company will adopt these changes effective February 1, 2004 on a retroactive basis with restatement of prior periods. This change will result in a decrease to net income of $512,000 for the year ended January 31, 2004 and an increase to deficit of $286,000 as at January 31, 2003.

         In June 2003, the CICA issued Accounting Guideline AcG-15, "Consolidation of Variable Interest Entities", to provide guidance for applying the principles in Handbook Section 1590, "Subsidiaries", to certain entities. Although the CICA is contemplating amendments to the guideline, it is expected to be effective for the Company's fiscal year beginning February 1, 2005. The Company will review the impact of the amended guideline, if any, on the Company's consolidated financial statements when the CICA issues the amended guideline.

C.    Research and Development

         The Company has made significant investments in product development over the past few years, including introducing several new internally-developed software products and adding features and integrating acquired technologies into existing products. The Company incurred research and development expenses (before investment tax credits) of $9,753,000 for the twelve months ended January 31, 2004, $10,459,000 for the twelve months ended January 31, 2003, and $10,895,000 for the twelve months ended January 31, 2002. Such expenditures constituted approximately 16.3%, 16.7%, and 19.3% of the Company's revenue for fiscals 2004, 2003, and 2002, respectively. Research and development expenses are comprised of salaries and other direct costs associated with the development of new products and existing products.

         The Company has historically improved on its products and on the value it has been able to deliver to customers through its ongoing efforts to continually improve its software products through new versions and increased functionality that responds to the needs of its customers and helps it retain its competitive advantage in its market spaces. The Company intends to continue to make substantial investments in research and development to enhance existing products, develop new products and to respond to technological change and competitive products and services. The main focus of the Company's planned research and development activities for fiscal 2005 will be to continue to develop and devote resources to its integration, resiliency and audit solutions and to continue to make general enhancements to its existing products. For further detail on the Company's planned research and development activities for fiscal 2005, see "Operating and Financial Review and Prospects -- Outlook".


D.    Trend Information

         Over the last two fiscal years the Company has adjusted its business model to drive a significant improvement in operating profits. During fiscal 2004, factors such as the strengthening of the Canadian dollar and global political and economic events put significant pressure on the business model, but the Company still delivered record levels of profitability. The Company believes that the business model is solid and provides the foundation to leverage increased revenue to new record levels of profitability. The Company's balance sheet is strong and the Company believes that the LiveIntegration, LiveResiliency, LiveAudit and LiveCapture solutions will continue to resonate in the marketplace. The Company is however, aware of the uncertain economic and business conditions that could cause fluctuations in operating results. Nevertheless, the Company remains committed to its objective of generating significant value for its shareholders, customers, business partners and employees.

         The Company expects to continue to pursue its strategy of developing and marketing software solutions that allow companies to integrate, protect, capture and audit their data. More enterprises are expected to recognize the importance of managing data for business intelligence, enterprise application integration and e-business applications in real-time. To establish and maintain useful databases for these purposes, data must be captured, transformed and flowed from the source databases that generate operational data to separate databases such as data warehouses or web servers in real-time. Competitive pressures are forcing more companies to be available to their customers 24 hours a day. Having key operational systems unavailable due to planned (system maintenance, upgrade or backup) or unexpected (hardware or communications failure) system outages is no longer acceptable. The U.S. Food and Drug Administration ("FDA") is mandating that all FDA-regulated firms provide electronic audit trails, also known as E-Records, for FDA examination. It is expected that federal regulators in other industries will follow suit and mandate similar E-Records requirements. The Sarbanes-Oxley Act requires that CEOs and CFOs certify the adequacy of internal processes and controls that affect financial reporting. The Company's LiveAudit solution can create the real-time audit trail from any database necessary to ensure adequate controls for Sarbanes-Oxley or FDA E-Records compliance. The Company's LiveBusiness solutions are designed to help companies address all these needs.

         In December 2003, the Company acquired the remaining shares of PointBase, making it a wholly-owned subsidiary. It is expected that PointBase will be slightly dilutive to earnings in the first half of fiscal 2005, but will break even over the full fiscal year. Beyond adding stability and enhancing service levels for the existing PointBase customers, the Company expects to continue to focus on PointBase technology to expand its existing wireless data capture solutions for barcode and RFID applications and also on new data synchronization solutions for the handheld marketplace.


E.    Off-balance sheet arrangements.

         The Company does not enter into off-balance sheet financing as a matter of practice except for operating leases as disclosed below. In accordance with GAAP, neither the lease liability nor the underlying asset is carried on the balance sheet, as the terms of the leases do not meet the criteria for capitalization.


F.    Tabular disclosure of contractual obligations.

         As of January 31, 2004, the Company had future commitments and contractual obligations as summarized in the following table. These commitments are principally comprised of operating leases for the Company's leased premises and capital leases for computer equipment.


----------------------------------------------------------------------------------------------------------------------
(Canadian $)                                                 Payments Due by Period
Contractual Obligations            Total       Less than 1 year        1 - 3 years        4- 5 years    After 5 years
                              ----------------------------------------------------------------------------------------


Capital Lease Obligations          $32,000           $32,000               $0                $0             $0
Operating Leases                 8,205,000         2,519,000           3,388,000          2,054,000       244,000
                                 ---------         ---------           ---------          ---------       -------
Total Contractual Obligations    8,237,000         2,551,000           3,388,000          2,054,000       244,000
----------------------------------------------------------------------------------------------------------------------


ITEM 6.  Directors, Senior Management and Employees

A.    Directors and Senior Management

         The following table sets forth the name, municipality of residence, principal occupation and month of election of each of the directors of the Company on the date of this form:


Name and
Municipality of Residence                Principal Occupation                       Elected Director
-------------------------                --------------------                       ----------------

P. KIRK DIXON....................        Secretary and Executive Vice               November 1997
Midhurst, Ontario                        President, Business Development of
                                         the Company

DONALD L. LENZ(1)(3).............        Managing Director of Newport Partners      September 1999
Toronto, Ontario                         Inc.

BRYAN E. PLUG(1)(2) .............        President and Chief Executive Officer      October 1996
Saratoga, California                     of Kontiki, Inc.

KEITH POWELL(2)(3)...............        Principal, Keith Powell Consulting         May 2001
Mississauga, Ontario                     Inc.

NIGEL W. STOKES (3)..............        Chairman, President and Chief              December 1995
Toronto, Ontario                         Executive Officer of the Company

E. HERMAN WALLENBURG.............        Chief Scientist of the Company             November 1997
Toronto, Ontario

DONALD WOODLEY(1)(2).............        President of The Fifth Line Enterprise     May 2001
Town of Mono, Ontario

--------------
(1)  Member of the Audit Committee.
(2)  Member of the Compensation Committee.
(3)  Member of the Corporate Governance Committee.



         The term of office for all directors expires at the time of the election of their successors at the close of the next annual meeting of shareholders of the Company.

Senior Management

         The following table sets forth the name, municipality of residence, position with the Company and principal occupation of each of the senior managers of the Company on the date of this form:


Name and                                    Position with the Company
Municipality of Residence                   and Principal Occupation
-------------------------                   -------------------------

PETER F. CAULEY .................           Vice President, Finance and Chief
Toronto, Ontario                            Financial Officer

P. KIRK DIXON....................           Secretary and Executive Vice
Midhurst, Ontario                           President, Business Development

JUDY PARKES......................           Vice President of Technical Services
Toronto, Ontario

REAN PRETORIUS...................           Senior Vice President, Global
Irvine, California                          Channel and Alliances

STEWART A. RITCHIE...............           Senior Vice President, Sales,
Newmarket, Ontario                          Americas and EMEA

NIGEL W. STOKES..................           Chairman, President and Chief
Toronto, Ontario                            Executive Officer

DONALD G. SYMONDS................           Vice President, Sales, EMEA
London, United Kingdom

E. HERMAN WALLENBURG.............           Chief Scientist
Toronto, Ontario



         As a group, as at January 31, 2004 directors and senior officers owned, directly or indirectly, or exercised control or direction over 3,117,174 (approximately 27.33% of the total outstanding on such date) Common Shares of the Company. The information as to shares owned directly or over which control or direction is exercised by the directors and officers, but which are not registered in their names, not being within the knowledge of the Company, has been furnished by such directors and officers.

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

         P. Kirk Dixon co-founded the Company with Mr. Wallenburg in November 1993, and was Secretary and Treasurer of the Company until appointed as Executive Vice President, Implementation in December 1995. Mr. Dixon was appointed as Executive Vice President, Development and Support of the Company on March 16, 2000, Executive Vice President, Global Operations and Secretary of the Company on March 12, 2001, and to his current position as Executive Vice President, Business Development and Secretary of the Company on January 14, 2004. Mr. Dixon has been a director of the Company since November 1997.

         Donald L. Lenz is a founding partner of Newport Partners Inc., an independent investment bank based in Toronto, Canada. Mr. Lenz also sits on several boards including those of Mad Catz Interactive Inc., Trizec Canada Inc., Cancer Care Ontario, Ontario Genomics Institute and The Laidlaw Foundation. He is also Vice Chairman of the Ontario Research and Development Challenge Fund and Chair of Cancer Care Ontario Central East Region. From 1986 to 1999, Mr. Lenz was a senior partner with the Investment Banking Division of RBC Dominion Securities Inc. Mr. Lenz has been a director of the Company since September 1999.

         Bryan E. Plug was President of SAP Canada Inc., an integrated business applications software vendor, from 1991 until July 1997. Mr. Plug was the first President and Chief Executive Officer of Pandesic LLC (the Internet company from SAP and Intel) from July 1997 to May 1998. Mr. Plug was President, Chief Executive Officer and Chairman of the Board of SMART Technologies, Inc., a developer and supplier of customer-driven Enterprise Relationship Management software, from June 1998 to July 1999. Mr. Plug was formerly Chief Executive Officer of Kintana, Inc. (formerly Chain Link Technologies, Inc.), a leading provider of e-Business applications management software based in Sunnyvale, California. Mr. Plug led Kintana to its successful sale to Mercury Interactive which was completed August 15, 2003. Mr. Plug currently is President and Chief Executive Officer of Kontiki, Inc., a provider of on demand business video solutions that improves the business processes and results of corporate communications, training and sales enablement, and customer support. Mr. Plug has been a director of the Company since October 1996.

         Keith Powell is currently the principal of Keith Powell Consulting Inc., an information technology consulting firm and a Partner in XPV Capital Corp., a venture capital company investing in early stage communications companies. Mr. Powell also sits on several other boards including DMTI Spatial Inc., electroBusiness.com Inc., ClientLogic Corporation, Diversinet Corporation, Selkirk Financial Technologies Inc., Sumitomo Mitsui Banking Corporation of Canada and the Arthritis and Autoimmunity Research Center Foundation. From 1980 to 2000, Mr. Powell held a number of positions with Nortel Networks, including Senior Vice President, Information Services & Chief Information Officer from 1996 to 2000. Mr. Powell was appointed as a director of the Company in May 2001.

         Judy Parkes is currently Vice President of Technical Services. Ms. Parkes has more than 20 years of information technology experience and has a proven track record of delivering services and support on time and within budget. She is responsible for overseeing the Company's global Product Support, Training and Professional Services teams in the Americas and EMEA. Since joining DataMirror in 1996, Ms. Parkes has worked at both the head office in Markham, Ontario, and at the EMEA headquarters in London, England, where she has served as Pre-sales Engineer, Support Manager, Professional Services Manager and Technical Director, EMEA. She has also held Programmer/Analyst, Consultant and Project Manager positions at other companies including TriEx Computer Solutions, where she worked on several large-scale customer development projects.

         Rean Pretorius is currently Senior Vice President, Global Channel and Alliances. Mr. Pretorius joined the Company in 2003 and has over 20 years of sales experience including over 13 years of senior sales management experience, Mr. Pretorius oversees the Company's global channel and alliance relationships. Prior to joining DataMirror, Mr. Pretorius was Executive Vice President of Worldwide Sales at Vision Solutions, where he led the growth of Vision's customer base. He also co-founded and served as Chief Executive Officer at Silverlake Technology Solutions. Under his leadership, Silverlake signed a worldwide agreement with IBM Business Recovery Services. He currently serves on the Discovery Science Centre Board.

         Stewart A. Ritchie commenced employment with the Company on November 16, 1998 as Channels Manager, Americas, and was appointed as Vice President, Sales, Americas in March 2000. Mr. Ritchie was appointed as Senior Vice President, Sales, Americas and EMEA in November, 2003. Prior to joining the Company, Mr. Ritchie managed channel sales and enterprise accounts for Network Associates (Canada) from February 1995 to October 1998.

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

         Donald Woodley is currently the President of The Fifth Line Enterprise, a consulting firm engaged in providing strategic advisory services to the Canadian information technology industry. From February 1997 to October 1999, Mr. Woodley was President of Oracle Corporation Canada Inc. From September 1987 to January 1997, Mr. Woodley was President of Compaq Canada Inc. Mr. Woodley was appointed as a director of the Company in May 2001. Mr. Woodley also sits on several boards including those of TELU.S. Corporation, Steam Whistle Brewing, and OnX Enterprise Solutions Inc. Mr. Woodley is the immediate past Chair of the Board of Governors of The Stratford Festival of Canada.

B.    Compensation

1.    Summary Compensation Table

         The following table sets forth information concerning the compensation earned during the financial years ended January 31, 2004, 2003, and 2002 by the three directors who are employed by the Company.


                                          Summary Compensation Table

==================================================================================================================================
                                               Annual Compensation                     Long Term Compensation
----------------------------------------------------------------------------------------------------------------------------------
                                                                                        Awards             Payouts
----------------------------------------------------------------------------------------------------------------------------------
                                                                              Securities   Restricted
                                                              Other Annual      Under       Shares or     Long Term    All Other
        Name and          Financial  Salary(1)    Bonus(2)    Compensation     Options     Restricted     Incentive   Compensation
   Principal Position        Year       ($)         ($)           ($)          Granted     Share Units  Plan Payouts      ($)
                                                                                (# of          ($)           ($)
                                                                               Common
                                                                               Shares)
----------------------------------------------------------------------------------------------------------------------------------
Nigel W. Stokes              2004     390,000     453,000         Nil            Nil           Nil           Nil            Nil
Chairman, President and
Chief Executive Officer      2003     375,000     150,000         Nil           40,000         Nil           Nil            Nil

                             2002     275,000       Nil           Nil            Nil           Nil           Nil            Nil

----------------------------------------------------------------------------------------------------------------------------------
P. Kirk Dixon                2004     249,600     188,750         Nil            Nil           Nil           Nil            Nil
Secretary and Executive
Vice President, Business     2003     240,000      50,000         Nil           10,000         Nil           Nil            Nil
Development
                             2002     200,000       Nil           Nil            Nil           Nil           Nil            Nil

----------------------------------------------------------------------------------------------------------------------------------
Herman Wallenburg            2004     176,800       Nil           Nil            Nil           Nil           Nil            Nil
Chief Scientist
                             2003     170,000       Nil           Nil           5,000          Nil           Nil            Nil

                             2002     150,000       Nil           Nil            Nil           Nil           Nil            Nil

==================================================================================================================================

(1)   Salary payments are reported on the basis of the fiscal year in which the salary was earned and paid.

(2)   Bonus payments are reported on the basis of the fiscal year in which the bonus, if any, was paid. Bonuses paid in a fiscal year include bonuses that were only determinable by the compensation committee after the end of the previous fiscal year as those bonuses were pegged to previous fiscal year performance. Bonuses paid in a fiscal year may also include a quarterly performance bonus which is paid in the quarter immediately after the preceding quarter. Bonus payments earned in respect of the fiscal years 2004, 2003, and 2002 were respectively for Mr.
      Stokes: $261,300, $453,000, and $150,000, Mr. Dixon: $108,875, $188,750, and $50,000 and Mr. Wallenburg: nil, nil,
      and nil.


2.    Stock Options

         Option Grants During the Most Recently Completed Financial Year

         The following table sets out the number of options granted during the year ended January 31, 2004 to the three directors employed by the Company.


==========================================================================================================================
                                              % of Total                        Market Value of Common
                           Securities Under     Options      Exercise Price   Shares on Date of Grant(1)
         Name and          Options Granted    Granted to
    Principal Position    (# Common Shares)  Employees in   ($/Common Share)        ($/Common Share)      Expiration Date
                                              Fiscal Year
--------------------------------------------------------------------------------------------------------------------------

Nigel W. Stokes
Chairman, President and          Nil              Nil        Not applicable         Not applicable         Not applicable
Chief Executive Officer
--------------------------------------------------------------------------------------------------------------------------
P. Kirk Dixon
Secretary and Executive          Nil              Nil        Not applicable         Not applicable         Not applicable
Vice President, Business
Development
--------------------------------------------------------------------------------------------------------------------------
Herman Wallenburg
Chief Scientist                  Nil              Nil        Not applicable         Not applicable         Not applicable

--------------------------------------------------------------------------------------------------------------------------

Notes:
(1) The market value of the Common Shares on the date of the grant is determined by taking the average of the closing price of the Common Shares on the Toronto Stock Exchange for the 5 immediately preceding trading days.



 Aggregated Option Exercised During the Most Recently Completed Financial Year
                      and Financial Year-End Option Values

         The following table sets out the number of options exercised during the year ended January 31, 2004 and the number of exercisable/unexercisable options held as at January 31, 2004 by the three directors employed by the Company.


=============================================================================================================================
                              Securities   Aggregate
                             Acquired on     Value     Number of Unexercised Options at    Value of Unexercised in-the-Money
         Name and              Exercise    Realised          January 31, 2004(1)           Options at January 31, 2004(2)
     Principal Position          (#)          ($)      ----------------------------------------------------------------------
                                                        Exercisable      Unexercisable      Exercisable       Unexercisable
                                                            (#)               (#)               ($)                ($)
-----------------------------------------------------------------------------------------------------------------------------


Nigel W. Stokes
Chairman, President and          Nil          Nil        159,625(3)        43,875(4)         694,460(5)        202,830(6)
Chief Executive Officer
-----------------------------------------------------------------------------------------------------------------------------
P. Kirk Dixon
Secretary and Executive          Nil          Nil         55,000            5,000            201,250            27,250
Vice President, Business
Development
-----------------------------------------------------------------------------------------------------------------------------
Herman Wallenburg
Chief Scientist                  Nil          Nil          2,500            2,500             13,625            13,625
=============================================================================================================================

Notes:
(1)   Includes options that become exercisable within 60 days of January 31, 2004.
(2)   Based on the closing trading price of the Common Shares on The Toronto Stock Exchange on January 30, 2004 of $16.99.
(3)   Includes 39,625 options exercisable of Mr. Stoke's spouse.
(4)   Includes 23,875 options unexercisable of Mr. Stoke's spouse.
(5)   Includes $237,460 value of exercisable options of Mr. Stoke's spouse.
(6)   Includes $93,830 value of unexercisable options of Mr. Stoke's spouse.


         The Company's directors, executive officers and senior officers are eligible to participate in the Company's Share Purchase Plan. The purpose of the Share Purchase Plan is to provide long-term incentives to attract, motivate and retain key employees, officers, directors and consultants providing services to the Company. Shares issued under the Share Purchase Plan are issued for market consideration determined by taking the average of the closing price of the Shares on the Toronto Stock Exchange for the five immediately preceding trading days prior to the date of issuance. The Share Purchase Plan provides that the Company may loan money to participants to purchase Common Shares of the Company. The Company has not loaned money to participants since the provisions of the Sarbanes-Oxley Act prohibiting such loans came into effect. There was no indebtedness in favour of the Company for all officers, directors, employees and former officers, directors and employees in respect of the Share Purchase Plan as at January 31, 2004.

         During the fiscal year ending on January 31, 2004, directors of the Company who were not employees of the Company were entitled to be paid a fee of $2,500 for each quarterly meeting of the Board of Directors attended. Directors are also eligible to participate in the Company's Executive Stock Compensation Plan and Share Purchase Plan.

         The Company maintains liability insurance for its directors and officers acting in their respective capacities. During the fiscal year ended January 31, 2004, the Company maintained directors and officers insurance coverage in an aggregate amount of U.S. $20 million, subject to a U.S. $100,000 loss payable by the Company. The annual premium for this coverage is U.S. $217,528.

C.    BOARD PRACTICES

EMPLOYMENT AND SERVICE AGREEMENTS

         The Company entered into an employment agreement of indefinite duration with Mr. Nigel Stokes, Chairman, President and Chief Executive Officer dated as of March 25, 2002. This employment agreement provided for an annual salary of $375,000 effective February 1, 2002 and also provided for a retroactive salary and bonus adjustment payment of $150,000 covering the period from September 30, 2000 to January 31, 2002 during which Mr. Stokes had continued his employment with the Company under the terms of a previous employment agreement that had expired on September 30, 2000. The Compensation Committee approved an increase in annual base salary to $390,000 for fiscal 2004 and to $400,000 for fiscal 2005. Mr. Stokes' agreement also provides that he may receive an annual performance bonus of up to $300,000, the amount to be determined by the Board of Directors on the recommendation of the Compensation Committee based upon consideration of the financial performance of the Company in respect of each fiscal period. The Compensation Committee approved an increase in the amount of annual performance bonus that Mr. Stokes may receive to $325,000 for fiscal 2005. In addition, Mr. Stokes is eligible to receive an additional annual performance bonus of up to $300,000, the amount to be determined by the Board of Directors on the recommendation of the Compensation Committee based upon consideration of over-achievement of the financial performance of the Company in respect of each fiscal period. Mr. Stokes is also eligible to participate in the Company's group benefit plans and Executive Stock Compensation Plan. The employment agreement also provides that in the event of termination of the executive's employment, he will not compete with the Company for a period of eighteen months following that date. The employment agreement provides that the Company may terminate Mr. Stokes' employment without cause by making a lump sum payment of an amount equal to two times his annual salary thereunder. The employment agreement automatically renews each year and is subject to annual compensation review.

         The Company has entered into an employment agreement of indefinite duration with Mr. Kirk Dixon, Executive Vice President, Business Development (then Executive Vice President, Development and Global Operations) dated April 23, 2002. This employment agreement provided for an annual salary of $240,000 effective February 1, 2002 and also provided for a retroactive bonus payment of $50,000 covering the period from May 8, 2001 to January 31, 2002 during which Mr. Dixon had continued his employment with the Company under the terms of a previous employment agreement that had expired on May 8, 2001. The Company approved an increase in annual base salary to $249,600 for fiscal 2004 and to $250,000 for fiscal 2005. Mr. Dixon's agreement also provides that he may receive an annual performance bonus of up to $125,000, the amount to be determined by the Board of Directors on the recommendation of the Compensation Committee based upon consideration of the financial performance of the Company in respect of each fiscal period. The Company set the amount of annual performance bonus that Mr. Dixon may receive to $80,000 for fiscal 2005. Mr. Dixon is also eligible to participate in the Company's group benefit plans and Executive Stock Compensation Plan. The agreement also provides that in the event of termination of the executive's employment, he will not compete with the Company for a period of eighteen months following that date. The employment agreement provides that the Company may terminate Mr. Dixon's employment without cause by making a lump sum payment of an amount equal to one times his annual salary thereunder. The employment agreement automatically renews each year and is subject to annual compensation review.

         The Company has entered into an employment agreement dated as of June 14, 2002 with Mr. Herman Wallenburg, Chief Scientist. This employment agreement provides for an annual salary of $170,000, retroactive to February 1, 2002. The Company approved an increase in annual base salary to $176,800 for fiscal 2004 and to $180,000 for fiscal 2005. Mr. Wallenburg's agreement also provides that he may receive an annual performance bonus of up to $20,000, the amount to be determined by the Board of Directors on the recommendation of the Compensation Committee based upon consideration of the financial performance of the Company in respect of each fiscal period during the duration of the employment agreement and any extension or renewal thereof. Mr. Wallenburg is also eligible to participate in the Company's group benefit plans and Executive Stock Compensation Plan. This agreement also provides that in the event of termination of the executive's employment, he will not compete with the Company for a period of eighteen months following that date. The employment agreement provides that the Company may terminate Mr. Wallenburg's employment without cause by making a lump sum payment of an amount equal to one half his annual salary thereunder.

         There are no other agreements with directors providing for benefits upon termination of employment.

AUDIT AND REMUNERATION COMMITTEES

         The Board of Directors adopted a new charter for the Audit Committee and a formal charter for the Compensation Committee at its meeting on March 3, 2003. The Audit Committee Charter is attached to the Form 20-F for fiscal 2003 filed June 5, 2003 ("2003 Form") as Exhibit 6.1. The Compensation Committee Charter is attached to the 2003 Form as Exhibit 6.2. The Audit Committee provides assistance to the Board of Directors in fulfilling its oversight responsibility to the shareholders, potential shareholders, the investment community, and others relating to the Company's financial statements and the financial reporting process, the systems of internal accounting and financial controls, the internal audit function, the annual independent audit of the Company's financial statements, and the legal compliance and ethics programs as established by management and the Board and as required by applicable law. The Audit Committee is currently composed of Mr. Lenz, Mr. Plug and Mr. Woodley. The Board of Directors has determined that Mr. Lenz, Mr. Plug and Mr Woodley are independent of management under applicable laws, rules and listing standards. The Compensation Committee reviews and approves the compensation of the directors and the CEO and advises the Board and management on compensation and incentive policy. The Compensation Committee is currently composed of Mr. Plug, Mr. Powell and Mr. Woodley. The Board of Directors has determined that Mr. Plug, Mr. Powell and Mr. Woodley are independent of management under applicable laws, rules and listing standards.


D.    Employees


---------------------------------------------------------------------------------------------------------------
                                              Number of Employees
---------------------------------------------------------------------------------------------------------------
                               As at January 31, 2004    As at January 31, 2003     As at January 31, 2002
---------------------------------------------------------------------------------------------------------------


North America                           236                        212                       245
---------------------------------------------------------------------------------------------------------------
Europe                                   59                        59                         61
---------------------------------------------------------------------------------------------------------------
Other                                    4                          5                         5
---------------------------------------------------------------------------------------------------------------
Total                                   299                        276                       311
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
Research & Development                   91                        82                         96
---------------------------------------------------------------------------------------------------------------
Sales & Marketing                       168                        151                       167
---------------------------------------------------------------------------------------------------------------
Other                                    40                        43                         48
---------------------------------------------------------------------------------------------------------------
Total                                   299                        276                       311
---------------------------------------------------------------------------------------------------------------


E.    Share Ownership

         The following table sets forth with respect to each director the number of Common Shares of the Company owned beneficially, or over which control or direction was exercised, by such person at the date of this form. No special voting rights attach to any of the following Common Shares. Percentages are calculated based on the Common Shares of the Company outstanding on April 30, 2004.

Director                             Common Shares        Percentage of Class
--------                             -------------        -------------------

P. Kirk Dixon                          527,340(1)                 4.62%

Donald L. Lenz                          27,433(2)                 0.24%

Bryan E. Plug                           35,000(3)                 0.31%

Keith Powell                            10,000(4)                 0.09%

Nigel W. Stokes                      2,114,438(5)                18.54%

E. Herman Wallenburg                   457,740(6)                 4.01%

Donald Woodley                          16,663(7)                 0.15%

__________

(1)   Includes 55,000 Options exercisable either currently or within 60 days.

(2)   Includes 20,000 Options exercisable either currently or within 60 days.

(3)   Includes 15,000 Options exercisable either currently or within 60 days.

(4)   Includes 7,015 Options exercisable either currently or within 60 days.

(5) Includes 36,000 common shares held by his spouse, 120,000 Options exercisable either currently or within 60 days and 14,625 Options exercisable either currently or within 60 days granted to his spouse.

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


--------------------------------------------------------------------------------------------------------------
Director                    Number of Common Shares       Exercise Price               Expiration Date
--------------------------------------------------------------------------------------------------------------

P. Kirk Dixon               50,000                        $13.51                       May 29, 2005
--------------------------------------------------------------------------------------------------------------
                            10,000                        $11.54                       March 18, 2007
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
Nigel W. Stokes             100,000                       $13.51                       May 29, 2005
--------------------------------------------------------------------------------------------------------------
                            40,000                        $11.54                       March 18, 2007
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
Herman Wallenburg           5,000                         $11.54                       March 18, 2007
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
Donald L. Lenz              20,000                        $6.44                        September 14, 2004
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
Keith Powell                20,000                        $6.28                        June 30, 2006
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
Bryan E. Plug               20,000                        $9.06                        December 31, 2005
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
Donald Woodley              20,000                        $6.28                        June 30, 2006
--------------------------------------------------------------------------------------------------------------

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

EXECUTIVE STOCK OPTION PLAN

         The Company has adopted an executive stock option plan (the "Executive Plan"). The Executive Plan was approved by the Board and the Company's shareholders on April 28 and May 30, 2000, and June 14, 2000, respectively. All members of the board of directors and all bona fide full-time officers of the Company or any of its subsidiaries who are designated by the Company as being eligible to participate in the Plan will be eligible to participate in the Executive Plan ("Eligible Executives", and those actually participating "Plan Executives"). The Company may, in its absolute discretion, add to, amend, vary, cancel, discontinue or terminate the Executive Plan or any Options granted thereunder, at any time without notice. Any such amendment, will, if required, be subject to the prior approval of, or acceptance by, any stock exchange or regulatory body having jurisdiction over the Company's securities. The Executive Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, and is not qualified under Section 401(a) of the United States Internal Revenue Code of 1986, as amended (the "Code").

         The purpose of the Executive Plan is to provide long-term incentives to attract, motivate and retain key executive officers and directors of Company. The Executive Plan will be administered by or under the authority of the Board or a person or committee to which such administrative authority is delegated by the Board. The Company has the power to make rules and regulations to administer the Executive Plan, and to interpret the provisions and rules of the Executive Plan. The Company's determination of all questions arising under the Executive Plan are final and binding on all Plan Executives. The Company maintains detailed records of each Option granted, including number of options granted, date of grant, earliest and latest exercise dates, vesting dates and exercise price. The maximum number of Common Shares reserved for issuance upon the exercise of all Options granted under the Executive Plan is currently 500,000, provided however, that pursuant to Section 7 of the Executive Plan, the number of Common Shares subject to Options granted will be adjusted to reflect adjustments in the number of Common Shares arising as a result of any subdivisions or consolidation of Common Shares, capital reorganization, reclassification or change of outstanding equity shares, merger, consolidation, or amalgamation. On March 3, 2003, the Board of Directors, subject to approval of shareholders and the Toronto Stock Exchange, adopted an amendment to the Executive Plan to increase the maximum number of Common Shares issuable upon exercise of options under the Executive Plan to 800,000. The Company's shareholders approved the amendment at the Annual and Special Meeting of the shareholders held on June 12, 2003.

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

         The maximum number of Common Shares reserved for issuance from treasury under the Purchase Plan is currently 250,000. The number of Common Shares issued under all Share Compensation Arrangements to any Insider may not exceed 5% of the Outstanding Issue in any one year period and the number of Common Shares issued to Insiders under all Share Compensation Arrangements may not exceed 10% of the Outstanding Issue in any one year period. To become a PPP, an EPPP must (i) be granted a Loan (as described below in "Loans to PPPs"), (ii) execute any and all documents determined by the Company, in its sole discretion, to be necessary or desirable to evidence the Loan and (iii) borrow the Loan amount, and authorize the Company in writing to regularly deduct amounts from his or her salary in repayment of the Loan. The Company has not loaned money to PPPs since the provisions of the Sarbanes-Oxley Act prohibiting such loans came into effect. As at January 31, 2004, the Company had no such outstanding loans to PPPs. Prior to the coming into effect of the Sarbanes-Oxley Act, the Company granted interest free loans to certain of its directors under the Purchase Plan. Loans made prior to the coming into effect of the Sarbanes-Oxley Act are grandfathered. If consented to by the Company, an EPPP may purchase shares through a Consultant Entity, a Personal Holding Company, an RRSP or an RRIF.

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


ITEM 7.  Major Shareholders and Related Party Transactions

A.    Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of the Company's outstanding Common Shares as of the date of this Form. The information in this table is based on the Company's records, information provided to the Company by directors and executive officers, a review of any reports filed under the early warning reporting system with Canadian securities regulators and delivered to the Company, and a review of any Schedules 13D and 13G filed by shareholders with the Securities and Exchange Commission and delivered to the Company in accordance with applicable law. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power. Common shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. This information is based on 11,404,827 Common Shares outstanding as of April 30, 2004. Under applicable Canadian regulatory rules, shareholders are not required to disclose an ownership interest unless it exceeds 10% of the voting rights attached to the Common Shares of the Company. As a result, Canadian shareholders who did not file a Schedule 13D or 13G will not be shown in this table unless their ownership interest exceeds 10% of the voting rights attached to their Common Shares, or unless they are otherwise known to the Company. None of the Company's major shareholders have any special voting rights attached to their Common Shares.

                                        Aggregate          Percentage of
                                        Number of           Outstanding
                Name                  Common Shares        Common Shares

           Nigel W. Stokes              2,114,438(1)           18.5%

           AGF Funds Inc.               1,784,950              15.7%
  TAL Global Asset Management Inc.      1,095,625               9.6%
                                                                8.1%
        Guardian Capital Inc.             925,200

Notes:
(1) Includes 36,000 Common Shares held by his spouse, 120,000 Options exercisable either currently or within 60 days and 14,625 Options exercisable either currently or within 60 days granted to his spouse.


         Significant changes in ownership

         The following table sets forth significant changes in ownership by the Company's Major Shareholders over the previous 3 fiscal years, based on information available to the Company.

         ------------------------------------------------------------------------------------------------
         Major Shareholder                     Date                       Transaction
         ------------------------------------------------------------------------------------------------

         ------------------------------------------------------------------------------------------------
         TAL Global Asset Management Inc.      Period from March 31,      Holdings increased from
                                               2002 to March 31, 2003     approximately 7.7% to 13.0%
         ------------------------------------------------------------------------------------------------
         TAL Global Asset Management Inc.      Period from October 31,    Holdings decreased from
                                               2003 to March 31, 2004     approximately 11.44% to 9.70%
         ------------------------------------------------------------------------------------------------

         Information available to the Company indicates that, as at May 20, 2004, there were three record holders in the U.S. holding 1,375,438 common shares of the Company.

         Based on the information available to the Company, the Company is not directly or indirectly owned or controlled by any other corporation, foreign government or person. To the best of the Company's knowledge there are no arrangements in existence that could lead to a subsequent change in control of the Company.

B.    Related Party Transactions

         In the normal course of operations during fiscal 2003, the Company entered into several different transactions with SmartSales Inc. (see further discussion in the "Operating and Financial Review and Prospects - Acquisitions and Investments" section of this document), a company with a common Chairman of the Board of Directors and significant shareholder as the Company's CEO and significant shareholder, Nigel Stokes. In fiscal 2004, there were no transactions with SmartSales Inc. In fiscal 2003, the related party transactions with SmartSales Inc. consisted of rental income of $51,000. These transactions in fiscal 2003 were made at market prices under normal trade terms and conditions. During fiscal 2003, SmartSales Inc. entered into receivership and the Company wrote off its rent receivable of $77,000.

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

         The Company's directors, executive officers and senior officers are eligible to participate in the Company's Share Purchase Plan. The purpose of the Share Purchase Plan is to provide long-term incentives to attract, motivate and retain key employees, officers, directors and consultants providing services to the Company. Under the Share Purchase Plan the Company may loan money to participants to purchase Common Shares of the Company. Repayment of these loans is secured by a pledge of the Common Shares purchased with the proceeds of the loan and such Common Shares are deposited with and held by a custodian until the loan has been repaid. The Company has granted interest free loans to certain of its directors to purchase Common Shares under the Share Purchase Plan. The loans are to be repaid from quarterly directors' fees due to such persons as they are earned, and may also be repaid in whole or in part at any time without penalty. The full principal amount of a director's loan is immediately due and payable on the date a director ceases to be a director of the Company. The aggregate indebtedness to the Company of all participants in the Share Purchase Plan as at April 30, 2004 was nil. The Company has not loaned money to directors since the provisions of the Sarbanes-Oxley Act prohibiting such loans came into effect. Loans made prior to the coming into effect of the Sarbanes-Oxley Act are grandfathered. See Directors, Senior Management and Employees -- Share Ownership. The following table sets out the indebtedness of the officers and directors of the Company to the Company in connection with the purchase of Common Shares under the Share Purchase Plan:

====================================================================================================================

Name and Principal     Involvement of    Largest Amount          Amount          Financially        Security for
Position                the Company       Outstanding      Outstanding as at       Assisted         Indebtedness
                                       During the Fiscal     April 30, 2004      Purchases of
                                           Year Ended                            Common Shares
                                        January 31, 2004                       During the Fiscal
                                                                                  Year Ended
                                                                               January 31, 2004
--------------------------------------------------------------------------------------------------------------------
Donald L. Lenz,            Lender            $5,000                0                   0              Pledge of
director                                                                                             Common Shares
--------------------------------------------------------------------------------------------------------------------

Donald Woodley,            Lender            $2,500                0                   0              Pledge of
director                                                                                             Common Shares
====================================================================================================================

C.    Interests of experts and counsel

Information not required for annual report.

ITEM 8.  Financial Information

A.    Consolidated Statements and Other Financial Information

See item 17.

LEGAL PROCEEDINGS

         The Company is not a party to any material legal proceedings. Mr. Stokes was a director of SmartSales Inc. which went bankrupt in fiscal 2003. See Item 7.b - Related Party Transactions.

DIVIDENDS

         The Company has not paid any dividends on its Common Shares in the last six completed financial years. The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's future earnings, operations, capital requirements and financial condition, general business conditions and contractual restrictions on payment of dividends, if any.


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


--------------------------------------------------------------------------------
                 Annual Market Prices on the Toronto Stock Exchange
--------------------------------------------------------------------------------
                                                        High              Low
--------------------------------------------------------------------------------
Fiscal year ended January 31, 2004                     $18.00            $9.00
--------------------------------------------------------------------------------
Fiscal year ended January 31, 2003                     $13.50            $7.50
--------------------------------------------------------------------------------
Fiscal year ended January 31, 2002                     $15.49            $4.52
--------------------------------------------------------------------------------
Fiscal year ended January 31, 2001                     $29.90           $11.75
--------------------------------------------------------------------------------
Fiscal year ended January 31, 2000                     $15.25            $3.75
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
               Annual Market Prices on the Nasdaq National Market
--------------------------------------------------------------------------------
                                                          High              Low
--------------------------------------------------------------------------------
Fiscal year ended January 31, 2004                       $13.96            $6.63
--------------------------------------------------------------------------------
Fiscal year ended January 31, 2003                        $8.56            $4.61
--------------------------------------------------------------------------------
Fiscal year ended January 31, 2002                       $10.19            $2.70
--------------------------------------------------------------------------------
Fiscal year ended January 31, 2001                       $12.50           $10.06
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
            Quarterly Market Prices on the Toronto Stock Exchange
--------------------------------------------------------------------------------
                                                       High               Low
--------------------------------------------------------------------------------
Fiscal year ended January 31, 2005
--------------------------------------------------------------------------------
     First Quarter                                    $19.11            $14.40
--------------------------------------------------------------------------------
Fiscal year ended January 31, 2004
--------------------------------------------------------------------------------
     Fourth Quarter                                   $18.00            $14.50
--------------------------------------------------------------------------------
     Third Quarter                                    $14.48            $11.42
--------------------------------------------------------------------------------
     Second Quarter                                   $12.30             $9.00
--------------------------------------------------------------------------------
     First Quarter                                    $12.75            $10.75
--------------------------------------------------------------------------------
Fiscal year ended January 31, 2003
--------------------------------------------------------------------------------
     Fourth Quarter                                   $12.40             $7.95
--------------------------------------------------------------------------------
     Third Quarter                                     $9.25             $7.50
--------------------------------------------------------------------------------
     Second Quarter                                   $10.75             $8.50
--------------------------------------------------------------------------------
     First Quarter                                    $13.50             $9.23
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
            Quarterly Market Prices on the Nasdaq National Market
--------------------------------------------------------------------------------
                                                         High              Low
--------------------------------------------------------------------------------
Fiscal year ended January 31, 2005
--------------------------------------------------------------------------------
        First Quarter                                   $14.40           $10.46
--------------------------------------------------------------------------------
Fiscal year ended January 31, 2004
--------------------------------------------------------------------------------
     Fourth Quarter                                     $13.96           $11.15
--------------------------------------------------------------------------------
     Third Quarter                                      $10.65            $8.15
--------------------------------------------------------------------------------
     Second Quarter                                      $8.65            $6.63
--------------------------------------------------------------------------------
     First Quarter                                       $8.77            $7.00
--------------------------------------------------------------------------------
Fiscal year ended January 31, 2003
--------------------------------------------------------------------------------
     Fourth Quarter                                      $8.02            $5.13
--------------------------------------------------------------------------------
     Third Quarter                                       $6.00            $4.61
--------------------------------------------------------------------------------
     Second Quarter                                      $6.78            $5.21
--------------------------------------------------------------------------------
     First Quarter                                       $8.56            $6.00
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
              Monthly Market Prices on the Toronto Stock Exchange
--------------------------------------------------------------------------------
                                                          High             Low
--------------------------------------------------------------------------------
May 2004                                                 $16.35          $10.22
--------------------------------------------------------------------------------
April 2004                                               $16.10          $14.40
--------------------------------------------------------------------------------
March 2004                                               $17.50          $15.90
--------------------------------------------------------------------------------
February 2004                                            $19.11          $16.90
--------------------------------------------------------------------------------
January 2004                                             $17.80          $16.25
--------------------------------------------------------------------------------
December 2003                                            $16.60          $15.75
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
              Monthly Market Prices on the Nasdaq National Market
--------------------------------------------------------------------------------
                                                          High             Low
--------------------------------------------------------------------------------
May 2004                                                 $11.65          $ 7.27
--------------------------------------------------------------------------------
April 2004                                               $12.35          $10.46
--------------------------------------------------------------------------------
March 2004                                               $13.27          $11.98
--------------------------------------------------------------------------------
February 2004                                            $14.40          $12.39
--------------------------------------------------------------------------------
January 2004                                             $13.75          $12.44
--------------------------------------------------------------------------------
December 2003                                            $12.75          $11.75
--------------------------------------------------------------------------------

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

         Under the Business Corporations Act (Ontario), the following persons are disqualified from being a director of the Company: (i) a person who is less than eighteen years of age; (ii) a person who is of unsound mind and has been so found by a court in Canada or elsewhere; (iii) a person who is not an individual; and (iv) a person who has the status of bankrupt. Except for the foregoing restrictions, there is no age limit requirement for directors of the Company. Directors are not required to own shares in the Company.

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

MEETINGS OF SHAREHOLDERS

         An annual meeting of shareholders is held each year for the purpose of considering the Company's financial statements and auditor's report, electing directors, appointing auditors and for the transaction of other business as may be brought before the meeting. The Board of Directors has the power to call a special meeting of shareholders at any time. Subject to the Business Corporations Act (Ontario), the holders of not less than 5 per cent of the Common Shares of the Company may requisition the Board of Directors to call a meeting of shareholders for the purposes stated in the requisition.

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

C.    Material contracts

         For the two years preceding the date of this Form 20-F, the Company has not entered into any material contracts, other than contracts entered into in the ordinary course of business, the purchase of shares in Idion in fiscals 2003 and 2004 and the subsequent sale in fiscal 2005 of those shares in Idion, and the purchase of all of the shares of PointBase Inc. which is now a wholly owned subsidiary of the Company. See "Operating and Financial Review and Prospects -- Acquisitions and Investments".

D.    Exchange Controls

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

         An investment in Common Shares of the Company by a WTO Investor, assuming the Company is not involved in a "cultural business", "financial service" business or "transportation service" business, each as defined in the Investment Canada Act, would be reviewable under the Investment Canada Act if it was an investment to acquire direct control of the Company and the value of the assets of the Company equals or exceeds a specified amount (the "Review Threshold"), which is adjusted for inflation in each year. The Review Threshold is $223 million for investments completed in 2003 and $237 million for investments completed in 2004 and is indexed as of the first of January every year.

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


E.    Taxation

Canadian Federal Income Tax Considerations

         The following is a summary of certain material Canadian federal income tax considerations under the Income Tax Act (Canada) (the "Tax Act") generally applicable to a holder of Common Shares of the Company who at all times: (i) for purposes of the Tax Act, is not and is not deemed to be resident in Canada, deals at arm's length with and is not affiliated with the Company, holds Common Shares as capital property, does not use or hold and is not deemed to use or hold Common Shares in the course of carrying on a business in Canada, and is not a "financial institution", and (ii) for purposes of the Canada-United States Income Tax Convention (1980), as amended (the "Convention"), is a resident of the U.S. and not a resident of Canada and does not hold and has not held Common Shares as part of the business property of a permanent establishment in Canada or in connection with a fixed base in Canada (hereinafter, a "U.S. Holder").

         This summary is based upon the current provisions of the Tax Act, the regulations thereunder, the Convention, all proposed amendments to the Tax Act, the regulations thereunder and the Convention publicly announced by the Department of Finance, Canada prior to the date hereof, and the administrative policies and assessing practices of the Canada Revenue Agency made publicly available prior to the date hereof. Except for the foregoing, this summary does not take into account or anticipate any changes in the law or the Convention or the administrative policies or assessing practices of the Canada Revenue Agency whether by legislative, governmental or judicial action or decision. This summary does not take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

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

         A U.S. Holder will not be subject to tax under the Tax Act in respect of any disposition of Common Shares (other than a disposition to the Company) unless at the time of such disposition such Common Shares constitute "taxable Canadian property" of the holder for purposes of the Tax Act. If the Common Shares are listed on a prescribed stock exchange for the purposes of the Tax Act (which currently includes the TSX and NASDAQ) at the time they are disposed of, they will generally not constitute "taxable Canadian property" of the U.S. Holder at the time of such disposition unless at any time during the 60-month period immediately preceding the disposition, 25% or more of the issued shares of any class or series of the Company was owned by the U.S. Holder, by persons with whom the U.S. Holder did not deal at arm's length or by the U.S. Holder and persons with whom the U.S. Holder did not deal at arm's length. The Common Shares may also be taxable Canadian property in certain other circumstances. Under the Convention, gains derived by a U.S. Holder from the disposition of Common Shares that constitute "taxable Canadian property" will generally not be taxable in Canada unless the value of the Common Shares is derived principally from real property situated in Canada. If the Common Shares are listed on a prescribed stock exchange for the purposes of the Tax Act at the time they are disposed of by a U.S. Holder or they do not constitute "taxable Canadian property", the U.S. Holder will not be required to comply with the provisions of section 116 of the Tax Act, which requires a certificate to be obtained from the Canada Revenue Agency when certain property is disposed of.

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

         Except as described below if the Company is treated as a passive foreign investment company, investors that are U.S. Holders will be required to include the gross amount of any distribution on Common Shares (without reduction for Canadian tax withheld) in their gross income as a taxable dividend, to the extent such distribution is paid from the Company's current or accumulated earnings and profits as determined under United States federal income tax principles. U.S. Holders must include in income an amount equal to the United States dollar value of such dividends on the date of receipt, based on the exchange rate on such date. Provided that the Company is not treated as a passive foreign investment company, described below, a foreign personal holding company, or a foreign investment company, in the case of an individual U.S. Holder, such dividends will be eligible for a maximum rate of tax of 15% for dividends received before January 1, 2009, provided certain conditions are satisfied. To the extent that dividend distributions paid by the Company exceed the Company's current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder's adjusted tax basis in the shares, and then as a gain from the sale or exchange of the shares.

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

         The Company does not believe that it is currently a foreign investment company for U.S. federal income tax purposes, although it may have been a passive foreign investment company in prior years. No assurance can be provided that the Company will not be characterized as a passive foreign investment company in the current, or any future year. U.S. Holders who hold shares should be aware that the Company does not intend to provide U.S. Holders with information as to its status as a passive foreign investment company or to comply with any record keeping, reporting or other requirements of the Code. U.S. Holders should consult with their own tax advisors as to the tax consequences to them of holding stock of a passive foreign investment company.

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

         A payor within the United States will be required to withhold tax currently at a rate of 28% on any payments made to a Common Share holder (if that Common Share holder is other than an exempt recipient) consisting of dividends on, or proceeds from the sale or disposition of, the Common Shares, if the selling Common Share holder fails to furnish a correct taxpayer identification number on United States Internal Revenue Service Form W-9 or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Moreover, a payor or middleman may rely on a certification provided by a payee that is not a United States person only if such payor or middleman does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect. Investors will be allowed a refund or a credit equal to any amounts withheld under the United States backup withholding tax rules against their United States federal income tax liability, provided that they furnish the required information to the United States Internal Revenue Service.


F.    Dividends and paying agents

Information not required for annual report.


G.    Statements by experts

Information not required for annual report.


H.    Documents on display

         Any documents referred to in this Form 20-F shall be available for review at the registered office of the Company located at 3100 Steeles Avenue East, Suite 1100, Markham, Ontario, Canada, L3R 8T3. The Company is subject to certain of the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "SEC"). As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Under the Exchange Act, as a foreign private issuer, the Company is not required to publish financial statements as frequently or as promptly as United States companies. Such reports and other information filed with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can also be obtained from the principal office of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates or by visiting the SEC's website at www.sec.gov.

I.    Subsidiary information

Information not required.

ITEM 11.  Quantitative and Qualitative Disclosures about Market Risk

INTEREST RATE RISK.

         The Company's exposure to interest rate fluctuations relates primarily to its investment portfolio, since the Company has no borrowings outstanding under its line of credit at January 31, 2004.

         The Company invests its cash in a variety of short-term Canadian dollar denominated financial instruments, including government bonds, commercial paper and banker's acceptances. The portfolio is diversified and consists primarily of investment grade securities to minimize credit risk. Cash balances in foreign operations are generally invested in term deposits in the local operating banks. The investment in short-term financial instruments carries a degree of interest rate risk, and consequently the Company's future investment income may fall short of expectations due to changes in short-term interest rates. The investment in short-term financial instruments is not for trading purposes. Management estimates that average invested cash, cash equivalents, and short-term investments balances should be approximately $60,000,000, therefore a 1% change in interest rates could affect interest income by as much as $600,000 for the year.

FOREIGN CURRENCY RATE FLUCTUATIONS.

         In addition to Canada and the United States, the Company also operates in the United Kingdom, Germany and other European countries and is therefore exposed to market risks related to foreign currency fluctuations. The Company derives most of its sales revenue from international customers, with sales outside Canada usually denominated in U.S. dollars or European currencies including Pounds Sterling and Euros. Accordingly, changes in exchange rates between the Canadian dollar and these foreign currencies can positively or negatively affect the Company's operating results. The Company has a policy of hedging a portion of its foreign currency denominated accounts receivable. However, management recognizes that this policy can provide only a short-term protection against a limited portion of the Company's currency exposure. The financial instruments utilized by the Company pursuant to its hedging policy are not purchased for trading purposes and the Company does not enter into foreign exchange contracts for speculative purposes.

         During fiscal 2004, the Company entered into forward currency contracts to sell U.S. dollars for Canadian dollars to hedge the future collection of its accounts receivable denominated in U.S. dollars. At January 31, 2004, no U.S. dollar forward currency contracts were outstanding. Subsequent to year-end, U.S. $6,000,000 of forward currency contracts were purchased at exchange rates of approximately 1.34, maturing within sixty days of the financial year end. These contracts hedge substantially all of the Company's U.S. dollar based accounts receivable. During fiscal 2004, the Company incurred a foreign exchange loss of $85,000 compared to a loss of $326,000 in fiscal 2003.

         The following table provides a sensitivity analysis on the Company's exposure to changes in foreign exchange rates. For foreign currencies where the Company engages in material transactions, the following table quantifies the impact that a 10% decrease against the Canadian dollar would have had on the Company's total revenues, operating expenses and pre-tax net income for the year ended January 31, 2004.

            =================================================================
            (in thousands of             Total       Operating     Pre-tax
            Canadian $)                 Revenue      Expenses     Net Income

                                     ----------------------------------------
            United States Dollar        $(3,526)        $(511)      $(3,015)
            British Pound                (1,041)         (639)         (402)
            Euro                           (966)         (571)         (395)
            =================================================================

         See note 16, Financial Instruments and Hedging Activities, to the audited consolidated financial statements.


ITEM 12.  Description of Securities Other than Equity Securities

Information not required for annual report

                                    PART II


ITEM 13.   Defaults, Dividend Arrearages and Delinquencies

None.


ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.


ITEM 15.   Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

         The Chief Executive Officer and the Chief Financial Officer (the "Executive Officers") met with the General Counsel of the Company on May 20, 2004 to review the effectiveness of the Company's disclosure controls and procedures. The Company's disclosure controls and procedures are documented in the Company's Disclosure Policy that has been approved by the Board of Directors. The Disclosure Policy provides that the Executive Officers and the General Counsel are responsible for the disclosure of material information. The Executive Officers reviewed the terms of the Disclosure Policy and considered how effectively its controls and procedures functioned in practice. The Executive Officers determined that these controls and procedures were adequate for the Company and in compliance with all applicable, laws, regulations, rules and listing standards.

         On May 20, 2004, the Executive Officers evaluated the effectiveness of the Company's disclosure controls and procedures as set out in the Disclosure Policy and concluded that there have been no significant changes to these controls or other factors that could significantly affect these controls.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

         There have been no changes to the Company's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.15d-15 that occurred during the period covered by this Form 20-F that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16A.  Audit Committee Financial Expert

         The Company's Board of Directors has determined that Mr. Bryan Plug, an independent director of the Company, is an audit committee financial expert serving on its Audit Committee.

ITEM 16B.  Code of ethics

         Management of the Company implemented an Employee Conduct Policy in April 2002. The Employee Conduct Policy was amended in the past year to add a section relating to the anonymous accounting complaints process adopted by the Company. The Board of Directors formally adopted the amended Employee Conduct Policy at its meeting on March 3, 2003. The Employee Conduct Policy applies to all officers and employees of the Company. The Employee Conduct Policy is attached as Exhibit 16.1 of the Company's Form 20-F filed June 5, 2003 with the Securities and Exchange Commission. Any person may request a copy of the Employee Conduct Policy from the General Counsel of the Company by contacting the General Counsel at the address or telephone number of the Company's principal executive offices set out on the first page of this Form 20-F.

ITEM 16C.  Principal Accountant Fees and Services

(a) AUDIT FEES

         Aggregate audit fees of $323,054 for fiscal 2004 and $321,759 for fiscal 2003 were billed by the Company's principal accountant Ernst & Young to the Company's for professional services normally provided for the audit of the Company's annual financial statements or services in connection with statutory and regulatory filings or engagements.

(b) AUDIT-RELATED FEES

         No fees were billed for fiscal 2004 and $27,875 were billed for fiscal 2003 for assurance and related services by the principal accountant Ernst & Young reasonably related to the performance of the audit or review of the Company's financial statements.

(c) TAX FEES

         $285,636 in fees were billed for fiscal 2004 and $479,846 in fees were billed for fiscal 2003 for professional services rendered by the principal accountant Ernst & Young for Canadian tax compliance, tax advice, and tax planning for the Company, the Company's Canadian federal and provincial tax returns, the Company's U.S. federal income tax returns, and the Company's Q1, Q2 and Q3 fiscal 2004 tax provisions.

(d) ALL OTHER FEES

         Other than the services reported under the subparagraphs (a) through
(c) above of the Item 16C, $2,230 in fees were billed for fiscal 2004 and no fees were billed for fiscal 2003 for services related to product documentation provided by the principal accountant, Ernst & Young.


(e) AUDIT COMMITTEE PRE-APPROVAL

         The Company's Audit Committee adopted on August 26, 2003 a pre-approval process as described in paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X. That pre-approval process requires the pre-approval from the Audit Committee for audit fees and non-audit services by Ernst & Young. All services provided after August 26, 2003 from Ernst & Young were pre-approved by the Audit Committee.

                                    PART III


ITEM 17.   FINANCIAL STATEMENTS

     Consolidated Financial Statements

     DATAMIRROR CORPORATION
     January 31, 2004

                                AUDITORS' REPORT



To the Directors of
DataMirror Corporation

We have audited the consolidated balance sheets of DataMirror Corporation as at January 31, 2004 and 2003 and the consolidated statements of income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended January 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with Canadian and generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended January 31, 2004 in accordance with Canadian generally accepted accounting principles.

As described in note 2 to the consolidated financial statements, the Company changed its accounting policy for goodwill effective February 1, 2002.



Toronto, Canada,
March 5, 2004 [except as to note 21                      /s/ Ernst & Young LLP
   which is as of May 14, 2004].                         Chartered Accountants


DataMirror Corporation


                          CONSOLIDATED BALANCE SHEETS
                      [in thousands of Canadian dollars]


As at January 31

                                                                          2004               2003
                                                                            $                  $
----------------------------------------------------------------------------------------------------

ASSETS
Current

Cash and cash equivalents [note 4]                                       9,286             13,025
Short-term investments [note 5]                                         32,720             25,802
Accounts receivable                                                     11,797             12,455
Prepaid expenses                                                         1,803              1,618
Future tax assets [note 14]                                              2,540              2,578
----------------------------------------------------------------------------------------------------
Total current assets                                                    58,146             55,478
----------------------------------------------------------------------------------------------------
Capital assets, net [note 6]                                             3,845              3,931
Investment tax credits recoverable                                       1,019              1,664
Investments [note 7]                                                    12,185              9,768
Intangibles [note 8]                                                     5,853              7,388
Goodwill                                                                 5,175              3,118
----------------------------------------------------------------------------------------------------
                                                                        86,223             81,347
====================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities                                 5,544              5,120
Deferred revenue                                                        18,839             18,137
Current portion of capital lease obligations [note 10]                      32                 89
Income taxes payable                                                     1,785                993
----------------------------------------------------------------------------------------------------
Total current liabilities                                               26,200             24,339
----------------------------------------------------------------------------------------------------
Future tax liabilities [note 14]                                         1,076              1,505
Capital lease obligations [note 10]                                         --                 33
----------------------------------------------------------------------------------------------------
Total liabilities                                                       27,276             25,877
----------------------------------------------------------------------------------------------------
Commitments and contingencies [notes 3, 15, 16 and 18]

Shareholders' equity
Share capital [note 11]                                                 64,625             64,637
Deficit                                                                 (5,180)            (8,669)
Cumulative translation adjustment                                         (498)              (498)
----------------------------------------------------------------------------------------------------
Total shareholders' equity                                              58,947             55,470
----------------------------------------------------------------------------------------------------
                                                                        86,223             81,347
====================================================================================================

See accompanying notes


DataMirror Corporation


                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)
           [in thousands of Canadian dollars, except per share data]


Years ended January 31

                                                               2004            2003          2002
                                                                 $               $             $
-----------------------------------------------------------------------------------------------------

REVENUE

Licence                                                        29,087         33,223       28,592
Maintenance                                                    25,354         23,210       20,562
Services                                                        5,551          6,057        7,222
-----------------------------------------------------------------------------------------------------
                                                               59,992         62,490       56,376
-----------------------------------------------------------------------------------------------------

Cost of revenue
Licence                                                           234            239          257
Maintenance and services                                       11,389         12,605       13,464
-----------------------------------------------------------------------------------------------------
                                                               11,623         12,844       13,721
-----------------------------------------------------------------------------------------------------
Gross margin                                                   48,369         49,646       42,655
-----------------------------------------------------------------------------------------------------

OPERATING EXPENSES
Selling and marketing                                          20,524         21,289       21,542
Research and development [note 13]                              9,753         10,459       10,895
General and administration                                      7,946          8,812        9,088
Amortization of intangibles                                     3,098          2,740        3,244
-----------------------------------------------------------------------------------------------------
                                                               41,321         43,300       44,769
-----------------------------------------------------------------------------------------------------
Operating income (loss)                                         7,048          6,346       (2,114)
Investment income, net [note 10]                                1,146            611          859
Other income [note 3]                                             279             --           --
Losses from investment in PointBase, Inc. [note 3]
   Impairment of equity investment                                 --         (4,595)          --
   Equity loss                                                     --         (2,081)      (4,112)
-----------------------------------------------------------------------------------------------------
Income (loss) before income taxes                               8,473            281       (5,367)
-----------------------------------------------------------------------------------------------------
Provision for (recovery of) income taxes [note 14]
   Current                                                      3,758          2,762          428
   Future                                                        (970)          (328)        (131)
-----------------------------------------------------------------------------------------------------
                                                                2,788          2,434          297
-----------------------------------------------------------------------------------------------------
Net income (loss) for the year                                  5,685         (2,153)      (5,664)
=====================================================================================================

Earnings per share
Basic                                                           $0.50        $(0.19)       $(0.49)
Diluted                                                         $0.49        $(0.19)       $(0.49)
=====================================================================================================
Weighted average number of shares [000's] [note 11[c]]
Basic                                                          11,364         11,411       11,500
Diluted                                                        11,640         11,411       11,500
=====================================================================================================

See accompanying notes


DataMirror Corporation

                             CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 [in thousands of Canadian dollars]


Years ended January 31

                                       Common shares       Retained     Cumulative        Total
                                    ------------------     earnings     translation    shareholders'
                                    Shares      Amount     (deficit)    adjustment        equity
                                       #           $           $            $               $
-----------------------------------------------------------------------------------------------------
                                    [000's]

Balance, January 31, 2001           11,624      65,583         133        (498)            65,218
Net loss for the year                   --          --      (5,664)         --             (5,664)
Issuance of share capital
   [notes 11[d] and 18]                 72         435          --          --                435
Exercise of stock options [note 12]    112         619          --          --                619
Repurchase of common shares
   [note 11[b]]                       (336)     (1,897)       (352)         --             (2,249)
-----------------------------------------------------------------------------------------------------
Balance, January 31, 2002           11,472      64,740      (5,883)       (498)            58,359
-----------------------------------------------------------------------------------------------------
Net loss for the year                   --          --      (2,153)         --             (2,153)
Exercise of stock options [note 12]    153         821          --          --                821
Repurchase of common shares
   [note 11[b]]                       (164)       (924)       (633)         --             (1,557)
-----------------------------------------------------------------------------------------------------
Balance, January 31, 2003           11,461      64,637      (8,669)       (498)            55,470
-----------------------------------------------------------------------------------------------------
Net income for the year                 --          --       5,685          --              5,685
Exercise of stock options [note 12]    221       1,779          --          --              1,779
Repurchase of common shares
   [note 11[b]]                       (317)     (1,791)     (2,196)         --             (3,987)
-----------------------------------------------------------------------------------------------------
Balance, January 31, 2004           11,365      64,625      (5,180)       (498)            58,947
=====================================================================================================

See accompanying notes


DataMirror Corporation


                             CONSOLIDATED STATEMENTS OF CASH FLOWS
                               [in thousands of Canadian dollars]


Years ended January 31


                                                               2004            2003          2002
                                                                 $               $             $
---------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES

Net income (loss) for the year                                  5,685        (2,153)       (5,664)
Add (deduct) items not affecting cash
   Amortization of capital assets                               1,410         1,630         1,876
   Amortization of intangibles                                  3,098         2,740         3,244
   Future income taxes                                           (970)         (328)         (131)
   Other income [note 3]                                         (279)           --            --
   Impairment of investment in PointBase, Inc.                     --         4,595            --
   Equity loss from investment in PointBase, Inc.                  --         2,081         4,112
   Investment tax credits recoverable                             645           776            --
   Non-cash interest expense                                       --            63           215
   Non-cash foreign exchange loss                                  --            59            97
   Non-cash operating expense                                      32           186            90
---------------------------------------------------------------------------------------------------
                                                                9,621         9,649         3,839
Net change in non-cash working capital balances
   related to operations                                          542         6,259        11,474
---------------------------------------------------------------------------------------------------
Cash provided by operating activities                          10,163        15,908        15,313
---------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Additions to capital assets                                    (1,190)       (1,859)       (1,460)
Purchase of short-term investments                            (32,720)      (25,802)      (27,422)
Maturity of short-term investments                             25,802        27,422            --
Investment in Idion Technology Holdings Limited                (2,417)       (8,949)         (820)
Acquisition of intangibles                                        (30)         (332)         (676)
Acquisition of business, net of cash [notes 3 and 18]          (1,328)           --          (724)
Other income [note 3]                                             279            --            --
---------------------------------------------------------------------------------------------------
Cash used in investing activities                             (11,604)       (9,520)      (31,102)
---------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Repayment of long-term debt                                        --        (1,586)       (1,566)
Payments of capital lease obligations                             (90)         (114)         (275)
Issuance of share capital                                       1,779           821           747
Repurchase of share capital                                    (3,987)       (1,557)       (2,249)
---------------------------------------------------------------------------------------------------
Cash used in financing activities                              (2,298)       (2,436)       (3,343)
---------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and equivalents
   during the year                                             (3,739)        3,952       (19,132)
Cash and cash equivalents, beginning of year                   13,025         9,073        28,205
---------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                          9,286        13,025         9,073
===================================================================================================
Supplemental cash flow information
Interest paid                                                      16           119            53
Income taxes paid                                               1,354           238         1,080
===================================================================================================

See accompanying notes

DataMirror Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]


January 31, 2004



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


January 31, 2004



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

Leases

Leases are classified as either capital or operating. Those leases which transfer substantially all the benefits and risks of ownership of property to the Company are accounted for as capital leases. The capitalized lease obligation reflects the present value of future lease payments, discounted at the appropriate interest rate, and is reduced by rental payments net of imputed interest. Assets under capital leases are amortized based on the useful life of the asset. All other leases are accounted for as operating with rental payments being expensed as incurred.

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

Intangibles

Intangibles are comprised of acquired technology, customer lists and trademarks which are recorded at cost. Amortization is provided for on a straight-line basis over one to five years. Intangible assets are assessed for future recoverability or impairment on an annual basis by estimating future undiscounted cash flows. When the net carrying value of an intangible asset exceeds the estimated net recoverable amount, the asset is written down to its fair value with a charge against income in the period that such determination is made.

Goodwill

Goodwill arises on business acquisitions and comprises the excess of amounts paid over the fair value of net identifiable assets acquired.

The carrying value of goodwill is assessed at least annually to determine if impairment exists. This assessment is based on the estimated fair value of the business to which the goodwill relates.

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

Research and development costs

Research costs are expensed as incurred. Development costs are expensed as incurred unless a project meets the criteria under Canadian GAAP for deferral and amortization. The Company has not deferred any such development costs to date. Research and development costs are reduced by related investment tax credits.

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

DataMirror Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]


January 31, 2004


Foreign currency translation

The Company's subsidiaries are considered to be integrated operations. Accordingly, the temporal method is used to translate the foreign operations of the subsidiary companies. The temporal method is also used to translate foreign currency denominated transactions and balances. Under this method, monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses, excluding amortization, are translated at average rates prevailing during the year. Amortization is translated at weighted average historical rates. The resulting net gain or loss on translation is included in the consolidated statements of income (loss) in the year incurred.

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

The Company enters into foreign exchange contracts to minimize its exposure to fluctuations in foreign currency exchange rates. These derivative contracts do not qualify for hedge accounting and therefore the contracts are recorded at fair value at each consolidated balance sheet date with the corresponding gains and/or losses recorded in the consolidated statements of income (loss).

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


January 31, 2004


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

The Company has adopted these new standards as of February 1, 2002 and has discontinued amortization of all existing goodwill. In connection with Section 3062's transitional goodwill impairment evaluation, the Company is required to assess whether goodwill is impaired at February 1, 2002 using a two step test. The Company had six months to complete step one of the test, which is to determine the fair value of its reporting units and compare that to the carrying value of its reporting units. The Company has completed step one of the test, and has determined that there is no potential impairment to goodwill as at February 1, 2002. As a result, the Company is not required to perform step two of the transitional impairment test.

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

On February 1, 2002, the Company had unamortized goodwill of $3,118,000, which is no longer being amortized. The Company's investment in PointBase, Inc. ("PointBase") included $2,710,000 of unamortized goodwill as of February 1, 2002 which is no longer being amortized. The investment in PointBase was written off in October 2002 as disclosed in note 3.

DataMirror Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]


January 31, 2004



This change in accounting policy has not been applied retroactively and the amounts presented for prior periods have not been restated for this change. The impact of this change is as follows:


Years ended January 31,                                  2003             2002
                                                           $               $
-------------------------------------------------------------------------------
Net income (loss) for the year                         (2,153)          (5,664)
Add amortization of goodwill                               --            1,520
-------------------------------------------------------------------------------
Income loss before amortization of goodwill            (2,153)          (4,144)
===============================================================================

Basic earnings per share
Loss per share
   Net loss for the year                                (0.19)           (0.49)
   Loss before amortization of goodwill                 (0.19)           (0.36)
===============================================================================

Diluted earnings per share
Net loss for the year                                   (0.19)           (0.49)
Loss before amortization of goodwill                    (0.19)           (0.49)
===============================================================================


Of the amortization of goodwill of $1,520,000 for the year ended January 31, 2002, $520,000 is included in amortization of intangibles and $1,000,000 related to the amortization of the goodwill associated with the Company's investment in PointBase is included in the equity loss from investment in PointBase.


3. ACQUISITION OF POINTBASE, INC.

At January 31, 2003, the Company owned approximately 25% of the outstanding shares of PointBase, a developer and marketer of computer software products which has developed an embedded, scaleable relational database written completely in Java. The investment was written off in the fiscal year ended January 31, 2003 when it became apparent that measures taken by the management of PointBase would not result in profitable or break-even operations in the near future.

In April 2003, the Company made an offer to acquire all of the issued and outstanding shares of PointBase. PointBase determined not to proceed with the transaction and, as a result, PointBase agreed to pay the Company an amount of $279,000 [U.S.$200,000] as consideration for the cancellation of the offer, which is included in other income. The Company ceased its efforts to purchase PointBase as conditions at the time did not warrant further discussions.

DataMirror Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]


January 31, 2004



Pursuant to an agreement and plan of merger effective December 12, 2003, the Company acquired control of the remaining shares of PointBase for consideration of approximately U.S.$2.5 million. The acquisition has been accounted for under the purchase method of accounting. Consequently, the results of operations of PointBase are included in these consolidated financial statements from that date forward.

The purchase transaction is summarized as follows:

                                                               $
----------------------------------------------------------------------------

Assets acquired
Cash                                                        1,684
Other current assets                                          426
Capital assets                                                134
Intangibles                                                 1,565
Goodwill                                                    2,057
----------------------------------------------------------------------------
                                                            5,866
Current liabilities assumed                                (1,966)
Future tax liability                                         (579)
----------------------------------------------------------------------------
Net assets acquired                                         3,321
============================================================================

Consideration
Cash                                                        3,012
Amounts payable                                               309
----------------------------------------------------------------------------
                                                            3,321
============================================================================

Intangibles consist of $500,000 of acquired technology and $1,065,000 of customer lists and trademarks.

None of the goodwill acquired is deductible for tax purposes.

As part of the acquisition, the Company also acquired foreign non-capital loss carryforwards of approximately $3,100,000 which expire over 20 years but for which no value has been assigned. The valuation allowance recorded as of January 31, 2004 of $1,150,000 is attributable to future tax assets for which any subsequently recognized tax benefits will be allocated to reduce goodwill related to the acquisition of PointBase.

DataMirror Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]


January 31, 2004



Under terms of the agreement and plan of merger, future payments of a portion of the funds received from an identified current customer of PointBase will become due to the former shareholders of PointBase contingent upon the Company either securing additional revenue from or selling the business or a portion thereof to this customer. No contingent consideration is due for the year ended January 31, 2004.

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

As at January 31,                                  2004               2003
                                                     $                  $
-----------------------------------------------------------------------------
Cash                                              6,689              5,959
Bankers' acceptances                              2,597              7,066
-----------------------------------------------------------------------------
                                                  9,286             13,025
=============================================================================

The bankers' acceptances for 2004 bear interest at rates of approximately 2.6% [2003 - 2.8%] with expiry dates extending up to one month [2003 - one month] from January 31, 2004.


5. SHORT-TERM INVESTMENTS

Short-term investments consist of the following:


As at January 31,                                 2004               2003
                                                   $                  $
-----------------------------------------------------------------------------
Commercial paper                                 32,720             25,802
=============================================================================

Short-term investments consist of commercial paper bearing interest at a rate of approximately 2.5% [2003 - 3.0%] and maturity dates of up to one month [2003 - one month] from January 31, 2004.

DataMirror Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]


January 31, 2004



6. CAPITAL ASSETS

Capital assets consist of the following:

As at January 31,                                         2004           2003
                                                            $              $
-------------------------------------------------------------------------------

Computer equipment and software                         10,337          9,347
Furniture and equipment                                  2,212          2,155
Leasehold improvements                                   1,523          1,371
-------------------------------------------------------------------------------
                                                        14,072         12,873
Less accumulated amortization                           10,227          8,942
-------------------------------------------------------------------------------
                                                         3,845          3,931
===============================================================================

Capital assets include assets under capital leases of approximately $165,000 [accumulated amortization of $128,000] as at January 31, 2004 and $350,000 [accumulated amortization of $245,000] as at January 31, 2003.

7. INVESTMENTS

The investments are as follows:

As at January 31,                                       2004          2003
                                                          $             $
-------------------------------------------------------------------------------

Idion                                                 12,185         9,768
===============================================================================

On March 18, 2002, the Company announced its intention to make a take-over bid for all of the shares of Idion, a South African company listed on the Johannesburg Stock Exchange, in a cash bid valued at $9.8 million. On April 18, 2002, the bid was increased to $18.9 million, and subsequently, on May 8, 2002, the bid was further increased to $30.4 million. On July 4, 2002, the Company closed its bid to acquire Idion, having not been successful in completing the take-over. At January 31, 2004, the Company owned approximately 48,269,000 or 42.61% [2003 - 44,523,000 or 39.36%] of Idion's outstanding common shares acquired at a cost of $12,185,000 [2003 - $9,768,000]. The ownership of 1,119,000 common shares of Idion had been subject to a dispute between the Company and a broker acting on behalf of persons related to the CEO of Idion. In May 2003 this dispute was settled in favour of the plaintiff and as a result the Company returned the disputed shares to the broker for the original consideration of approximately $312,000. The cost of these shares had been included in the investment on the Company's consolidated balance sheet at January 31, 2003.

DataMirror Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]


January 31, 2004



The investment in Idion has been accounted for at cost, as the Company does not have significant influence over the affairs of Idion and was not able to obtain adequate financial information from Idion to enable it to account for its investment using the equity method.

8. INTANGIBLES

Intangibles consist of the following:


As at January 31,                                         2004                           2003
                                          --------------------------------------       ------
                                                                            Net           Net
                                                       Accumulated         book          book
                                           Cost       amortization         value        value
                                             $              $                $             $
------------------------------------------------------------------------------------------------


Acquired technology                        8,607          5,564           3,043         4,523
------------------------------------------------------------------------------------------------
Customer lists and trademarks              6,377          3,567           2,810         2,833
Deferred compensation [note 18]              307            307              --            32
------------------------------------------------------------------------------------------------
                                          15,291          9,438           5,853         7,388
================================================================================================


9. BANK CREDIT FACILITIES

At January 31, 2004 and 2003, the Company had available credit facilities of $3,000,000 bearing interest at the prime rate plus 0.5% and (pound)150,000 [$362,000] bearing interest at the prime rate in the United Kingdom plus 3.0%. Under a general security agreement and a source code escrow agreement, all of the Company's assets, including the source code for the Company's software, are pledged as collateral for these credit facilities. As at January 31, 2004 and 2003, no amounts have been drawn against these facilities other than letters of credit of $181,000 [2003 - $206,000].

DataMirror Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]


January 31, 2004



10. CAPITAL LEASE OBLIGATIONS

Future minimum annual lease payments with imputed interest rates ranging from 7.3% to 8.4% and expiry dates to June 21, 2004 are as follows:


As at January 31,                                       2004          2003
                                                          $             $
-----------------------------------------------------------------------------

2004                                                      --           105
2005                                                      36            32
-----------------------------------------------------------------------------
                                                          36           137
Less amount representing imputed interest                 (4)          (15)
-----------------------------------------------------------------------------
                                                          32           122
Less current portion                                      32            89
-----------------------------------------------------------------------------
                                                          --            33
=============================================================================

Included in investment income, net is interest expense relating to capital lease obligations of $8,000 [2003 - $13,000; 2002 - $18,000].

11. SHARE CAPITAL

[a]  Authorized and outstanding

     The Company has authorized an unlimited number of common and preferred shares. As at January 31, 2004, the Company has 11,365,000 common and nil preferred shares outstanding [2003 - 11,461,000 and nil, respectively].

[b]  Shares purchased for cancellation

     Under a normal course issuer bid ["Bid"] effective September 21, 2002 and 2001, the Company indicated its intention to purchase up to 569,912 and 576,222 respectively of its outstanding common shares. The Bid expired on September 20, 2003. Under a new bid ["New Bid"], effective September 21, 2003, the Company indicated its further intention to additionally purchase up to 565,623 of its outstanding common shares. The New Bid expires on September 20, 2004. During the year ended January 31, 2004, the Company purchased for cancellation 317,500 common shares [2003 - 163,600; 2002 - 336,300] for cash consideration of $3,987,000 [2003 -
     $1,557,000; 2002 - $2,249,000]. As a result, stated capital was reduced by $1,791,000 [2003 - $924,000; 2002 - $1,897,000] and deficit was increased by $2,196,000 [2003 - $633,000; 2002 - $352,000].

DataMirror Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]


January 31, 2004


[c]  Earnings per share

     The reconciliation of the denominator in calculating diluted per share amounts is as follows:


As at January 31,                                          2004     2003    2002
                                                             #        #       #
--------------------------------------------------------------------------------


Weighted average number of shares outstanding, basic     11,364   11,411  11,500
Effect of dilutive stock options                            276       --      --
--------------------------------------------------------------------------------
Weighted average number of shares outstanding, diluted   11,640   11,411  11,500
--------------------------------------------------------------------------------


[d]  Share purchase plan

     Under a share purchase plan the Company issued nil shares [2003 - nil; 2002 - 22,215] for consideration of nil [2003 - nil; 2002 - $128,000].

12. STOCK-BASED COMPENSATION PLANS

At January 31, 2004, the Company has two stock-based compensation plans for the purpose of providing shares to directors, officers and employees. The first plan was established on December 12, 1996. Options under this plan generally vest over four years from the date of grant and expire five years from the date of grant. The second plan was established on June 14, 2000 with similar attributes. The number of common shares reserved for issuance under the first and second plan are 1,275,000 and 793,000, respectively.

DataMirror Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]


January 31, 2004


A summary of the status of the Company's stock-based compensation plans as at January 31, 2004, 2003 and 2002 and changes during the years then ended is presented below:

                                     2004                     2003                   2002
                            ------------------------  ---------------------   -----------------------
                                         Weighted                 Weighted                 Weighted
                                          average                 average                   average
                                         exercise                 exercise                 exercise
                            Options       price       Options      price       Options      price
                               #             $            #          $            #           $
-----------------------------------------------------------------------------------------------------

Outstanding,
   beginning of year        1,118,496     11.32      1,267,661      10.89     1,169,546     11.89
Granted                       438,985     13.62        273,792      10.98       482,655      8.53
Exercised                    (221,310)     8.04       (152,715)      5.38      (112,422)     5.51
Expired                      (104,937)    11.55       (270,242)     12.33      (272,118)    13.24
-----------------------------------------------------------------------------------------------------
Outstanding,
   end of year              1,231,234     12.71      1,118,496      11.32     1,267,661     10.89
=====================================================================================================

Options exercisable
   at year end                594,153                  506,400                  462,684
=====================================================================================================



                                      Options outstanding                  Options exercisable
                         -----------------------------------------    -------------------------------
                                           Weighted
                         Outstanding        average      Weighted       Vested and       Weighted
                             at            remaining      average     exercisable at      average
 Range of exercise       January 31,      contractual    exercise       January 31,      exercise
      prices                2004             life          price           2004            price
         $                    #           [in years]         $               #               $
-----------------------------------------------------------------------------------------------------
5.63 - 8.45                 190,399           2.2           6.54            96,114           6.44
8.46 - 12.68                409,935           2.6          11.07           172,351          10.98
12.69 - 19.02               562,065           2.5          14.90           274,064          14.48
19.03 - 27.97                68,835           1.7          21.61            51,624          21.61
5.63 - 27.97              1,231,234           2.4          12.71           594,153          12.78
=====================================================================================================

The Company applies the intrinsic value based method of accounting for stock-based compensation awards granted to employees. Accordingly, no compensation cost has been recognized for its stock purchase plans.

DataMirror Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]


January 31, 2004


Companies are required to calculate and disclose, on a pro forma basis, compensation expense related to the fair value of stock options at the grant date in the notes to the consolidated financial statements. Under the transitional rules, The Canadian Institute of Chartered Accountants' ["CICA"] Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" allows companies to only include options issued subsequent to January 31, 2002 in the pro forma calculation of net income (loss) for the year. Based on stock options issued subsequent to January 31, 2002, stock-based compensation expense for 2004 would have been $512,000 [2003 - $286,000] and the pro forma net income for 2004 would have been $5,173,000 or $0.46 and $0.44 per share on a basic and diluted basis respectively [2003 - loss of $2,439,000 or $0.21 per share, basic and diluted].

The Company has utilized the Black-Scholes option valuation model to estimate the fair value of options granted based on the following assumptions:

Years ended January 31,                                   2004        2003
-----------------------------------------------------------------------------

Risk free interest rate                                   3.3%        4.3%
Expected dividend yield                                     0%          0%
Expected volatility                                      0.453       0.742
Expected option life [in years]                            2.1         2.2
Weighted average fair values of options granted          $3.96        $4.92
=============================================================================

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

13. GOVERNMENT ASSISTANCE

The Company applies for investment tax credits from both the Canadian federal and provincial tax authorities relating to amounts expended on scientific research and development. During the year, $806,000 [2003 - $590,000; 2002 - nil] in investment tax credits were applied to reduce operating expenses. The amount of investment tax credits recorded represents management's best estimate based on its interpretation of current legislation. However, the Canada Revenue Agency has not yet assessed all the federal claims and, therefore, the amount ultimately received could be materially different than the amount recorded.

DataMirror Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]


January 31, 2004



14. INCOME TAXES

Significant components of the Company's future tax assets and liabilities are as follows:

As at January 31,                                         2004          2003
                                                            $             $
-------------------------------------------------------------------------------
FUTURE TAX ASSETS
Current
Deferred revenue                                         2,451         2,413
Other                                                       89           165
-------------------------------------------------------------------------------
                                                         2,540         2,578
Less valuation allowance                                    --            --
-------------------------------------------------------------------------------
                                                         2,540         2,578
===============================================================================

FUTURE TAX ASSETS
Long-term
Tax benefit of loss carryforwards and tax credits        2,480         1,637
Share issue costs                                          155           282
Equity investment in PointBase, Inc.                        --         1,812
Other                                                       --            53
-------------------------------------------------------------------------------
                                                         2,635         3,784
Less valuation allowance                                (2,387)       (3,339)
-------------------------------------------------------------------------------
                                                           248           445
-------------------------------------------------------------------------------

FUTURE TAX LIABILITIES
Long-term
Tax depreciation in excess of book depreciation           (809)         (941)
Scientific research investment tax credits                (513)         (666)
Other                                                       (2)         (343)
-------------------------------------------------------------------------------
                                                        (1,324)       (1,950)
-------------------------------------------------------------------------------
                                                        (1,076)       (1,505)
===============================================================================

Of the above valuation allowances recorded as at January 31, 2004 and 2003, $1,150,000 and nil, respectively, are attributable to future tax assets for which any subsequently recognized tax benefits will be allocated to reduce goodwill related to the acquisition of PointBase.

DataMirror Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]


January 31, 2004



The following table reconciles the income tax expense computed at the rates specified in Canadian tax statutes to the reported income tax expense:


Years ended January 31,                                       2004            2003           2002
                                                                $               $              $
----------------------------------------------------------------------------------------------------


Income tax expense (recovery) at combined
   Canadian federal and provincial income tax
   rate of 36.6% [2003 - 38.6%; 2002 - 41.70%]               3,104             107         (2,240)
Effect of foreign tax rate differences                        (183)           (141)           (95)
Benefit of foreign tax losses not previously recognized         --            (282)          (101)
Items not deductible for income tax purposes                    37             268            244
Non-taxable loss from investment in PointBase, Inc.             --           2,578          1,556
Foreign tax losses not tax benefited                           150             137            448
Manufacturing and processing profits deduction                 (81)           (283)           198
Effect of rate changes on future income taxes                  (11)           (315)            88
Other                                                         (228)            365            199
----------------------------------------------------------------------------------------------------
Income tax expense                                           2,788           2,434            297
====================================================================================================


Significant components of the provision for income taxes are as follows:

Years ended January 31,                                       2004            2003           2002
                                                                $               $              $
----------------------------------------------------------------------------------------------------

Current tax expense                                          3,758           2,762            428
Future income tax benefit relating to origination
   and reversal of temporary differences                      (959)            (13)          (177)
Future income tax benefit resulting from
   recognition of loss carryforwards                            --              --            (42)
Future income tax expense (recovery) resulting
   from rate change                                            (11)           (315)            88
----------------------------------------------------------------------------------------------------
Income tax expense                                           2,788           2,434            297
====================================================================================================


The Company has foreign non-capital loss carryforwards of approximately $3,285,000 which have no expiry date and $3,100,000 which expire over 20 years. A valuation allowance has been recognized for all but $167,000 of the losses.

DataMirror Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]


January 31, 2004



15. LEASE COMMITMENTS

The Company has entered into agreements to lease office facilities and equipment for which the future annual lease payments are approximately as follows:

                                                                         $
-------------------------------------------------------------------------------

2005                                                                  2,519
2006                                                                  2,164
2007                                                                  1,224
2008                                                                  1,079
2009                                                                    975
Thereafter                                                              244
===============================================================================


16. FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Foreign currency risk

The Company is exposed to foreign currency risk from fluctuation in foreign currency rates. Increases and decreases in foreign currency rates could impact the Company's income (loss).

During the year ended January 31, 2004, the Company incurred a foreign exchange loss of $85,000 [2003 - loss of $326,000; 2002 - gain of $149,000].

Credit risk

At January 31, 2004, one [2003 - nil] customer represented 10% of the accounts receivable balance.

Hedging activities

During the year, the Company entered into forward currency contracts to sell U.S. dollars for Canadian dollars to hedge the future collection of its accounts receivable denominated in U.S. dollars. At January 31, 2004, no U.S. dollar forward currency contracts were outstanding. Subsequent to year end, U.S.$6,000,000 of forward currency contracts were purchased at exchange rates of approximately 1.34, maturing within 60 days of the financial year end. These contracts hedge substantially all of the Company's U.S. dollar based accounts receivable. The Company does not enter into foreign exchange contracts for speculative purposes.

DataMirror Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]


January 31, 2004



Current financial assets and liabilities

Due to the short period to maturity of these financial instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of their fair values.

Investments

The fair value of the investment in Idion as at January 31, 2004 is $19,927,000 [2003 - $14,450,000], determined by using the closing price of Idion common shares on the Johannesburg Stock Exchange on the last trading day on or prior to the balance sheet date.

Should the Company not ultimately be successful in taking over Idion, the sale of these shares could result in a gain or loss depending on the circumstances in which they are sold and is subject to foreign exchange and other risks.

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

DataMirror Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]


January 31, 2004



17. SEGMENTED INFORMATION

The Company operates in only one industry, that being the business of developing and marketing computer software products. The Company has two reportable segments, North America, which includes the Company's Asia Pacific operations, and Europe, based on the geographic location of its operations. The accounting policies followed by these segments are the same as those described in the summary of significant accounting policies. The Company accounts for intersegment sales at fair value.

The Company's reportable segments are strategic business units. They are managed separately because each reportable segment operates in different economic marketplaces and therefore, requires different investing and marketing strategies. The Company evaluates segment performance based on profit or loss from operations before investment income and income taxes.

The following table presents certain information with respect to the reportable segments described above:


Years ended January 31,                    2004            2003           2002
                                             $               $              $
--------------------------------------------------------------------------------

REVENUE
North American customers                 39,918          41,107         34,610
Intersegment                              5,077           5,100          5,320
--------------------------------------------------------------------------------
                                         44,995          46,207         39,930
European customers                       20,074          21,383         21,766
Elimination of intersegment revenue      (5,077)         (5,100)        (5,320)
--------------------------------------------------------------------------------
                                         59,992          62,490         56,376
================================================================================

OPERATING INCOME (LOSS)
North America                             4,244           4,580         (2,455)
Europe                                    2,804           1,766            341
--------------------------------------------------------------------------------
                                          7,048           6,346         (2,114)
================================================================================

AMORTIZATION
North America                             4,228           3,949          4,127
Europe                                      280             421            993
--------------------------------------------------------------------------------
                                          4,508           4,370          5,120
================================================================================

CAPITAL ASSET ADDITIONS
North America                           1,100           1,696            996
Europe                                     90             163            629
-------------------------------------------------------------------------------
                                        1,190           1,859          1,625
===============================================================================

DataMirror Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]


January 31, 2004




As at January 31,                                      2004            2003
                                                         $               $
-------------------------------------------------------------------------------

IDENTIFIABLE ASSETS
North America                                        66,184          60,861
Europe                                                9,011           9,980
-------------------------------------------------------------------------------
                                                     75,195          70,841
Intangibles                                           5,853           7,388
Goodwill                                              5,175           3,118
-------------------------------------------------------------------------------
                                                     86,223          81,347
===============================================================================

GOODWILL
North America                                         2,532              50
Europe                                                2,643           3,068
-------------------------------------------------------------------------------
                                                      5,175           3,118
===============================================================================


Summaries of revenue, segmented according to the customers' country of residence, and of capital assets, intangibles and goodwill, segmented according to the country in which the assets are located, are as follows:



Years ended January 31,                   2004            2003           2002
                                            $               $              $
--------------------------------------------------------------------------------

REVENUE
Canada                                   4,662           4,285          2,936
United States                           31,918          33,498         28,606
United Kingdom                          10,414          11,675         13,476
Germany                                  4,977           5,092          5,454
Other                                    8,021           7,940          5,904
--------------------------------------------------------------------------------
                                        59,992          62,490         56,376
===============================================================================


As at January 31,                                       2004            2003
                                                          $               $
--------------------------------------------------------------------------------

CAPITAL ASSETS, INTANGIBLES AND GOODWILL
Canada                                                  11,575          10,950
Germany                                                  2,711           2,717
Other                                                      587             770
--------------------------------------------------------------------------------
                                                        14,873          14,437
================================================================================

DataMirror Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]


January 31, 2004



18. PRIOR YEAR ACQUISITIONS

On January 7, 2003, the Company acquired the technology and certain related assets of SmartSales Inc. [note 19], a developer of CRM solutions, in a cash transaction. The Company acquired current assets valued at $15,000, capital assets valued at $22,000 and technology valued at $332,000 for cash consideration of $369,000. The technology acquired will be amortized over a term of one year. The Company recorded $30,000 of additional expenses related to the acquisition during the year ended January 31, 2004, bringing the total value of the technology to $362,000 and cash consideration to $399,000.

On May 18, 2001, the Company acquired the technology and certain related assets of saipx Inc., a developer of pervasive mobile computing and turnkey solutions for SAP, in a cash transaction. The Company acquired current assets valued at $9,000, capital assets valued at $65,000 and technology valued at $219,000 for cash consideration of $293,000. The technology acquired is being amortized over a term of three years.

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

As part of the purchase agreement, further cash payments of up to U.S. $3,000,000 were payable contingent on certain revenue targets being generated from the acquired technology during the three-year period ending August 31, 2003. In November 2001, a payment of $724,000 was made in payment of contingent consideration of $856,000 for the period ended August 31, 2001 less a holdback of $132,000 related to assets purchased which were not realized. The additional contingent payment has been added to the value of the technology acquired, bringing the total value of technology acquired to $12,382,000. No payment of contingent consideration is due for the periods ended August 31, 2002 and August 31, 2003.

DataMirror Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]


January 31, 2004


19. RELATED PARTY TRANSACTIONS

In the normal course of operations during the year ended January 31, 2003, the Company entered into several transactions with SmartSales Inc., a company with a common Chairman of the Board of Directors and significant shareholder. The transactions consisted of purchases of nil [2003 - nil; 2002 - $100,000] and rental income of $51,000 [2003 - $51,000; 2002 - $102,000]. These transactions were made at market prices under normal trade terms and conditions. During fiscal 2003, SmartSales Inc. entered into receivership and the Company wrote off its rent receivable of $77,000. As at January 31, 2004, the Company did not have any loans receivable from directors [2003 - $8,000].

20. RECONCILIATION OF CANADIAN GAAP TO U.S. GAAP

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP which differ in certain material respects from U.S. GAAP.

The material differences as they apply to the Company's consolidated financial statements are as follows:

[a] Balance sheet adjustments


     As at January 31,                                                    2004               2003
                                                                            $                  $
---------------------------------------------------------------------------------------------------
                                                                                        [restated
                                                                                        - [a][i]]

     INVESTMENTS
     Balance under Canadian GAAP                                        12,185              9,768
     Unrealized gain on investment [i]                                   7,742              4,682
---------------------------------------------------------------------------------------------------
     Balance under U.S. GAAP                                            19,927             14,450
===================================================================================================

     GOODWILL
     Balance under Canadian GAAP                                         5,175              3,118
     Adjustment for recognition of tax loss carryforwards [ii]            (128)              (128)
---------------------------------------------------------------------------------------------------
     Balance under U.S. GAAP                                             5,047              2,990
===================================================================================================

     FUTURE TAX LIABILITIES
     Balance under Canadian GAAP                                         1,076              1,505
     Adjustment for future tax liability on unrealized gain [i]          1,417                866
---------------------------------------------------------------------------------------------------
     Balance under U.S. GAAP                                             2,493              2,371
===================================================================================================

     DEFICIT
     Balance under Canadian GAAP                                        (5,180)            (8,669)
     Adjustment for recognition of tax loss carryforwards [ii]            (128)              (128)
---------------------------------------------------------------------------------------------------
     Balance under U.S. GAAP                                            (5,308)            (8,797)
===================================================================================================

DataMirror Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]


January 31, 2004


     [i] Under U.S. GAAP, investments classified as available for sale are carried at market values with unrealized gains or losses, net of tax, reflected as a component of other comprehensive income. Previously reported consolidated financial statements did not record the tax effect of this adjustment and thus the comparative amounts have been restated to reflect this adjustment. The effect of this change was to decrease accumulated other comprehensive income and increase future tax liabilities as at January 31, 2003 under U.S. GAAP by $866,000 and to decrease other comprehensive income under U.S. GAAP for the year ended January 31, 2003 by $866,000. [2002-no effect]. The Company's investment in Idion is classified as available for sale.

     [ii] Under U.S. GAAP, the realization of the benefit associated with utilizing tax losses which existed at the time of an acquisition but which were not recognized at that time is reflected as a reduction of goodwill relating to the acquisition in the period upon which the Company determines that such realization is more likely than not. Under Canadian GAAP, prior to the adoption of the liability method in fiscal 2001, such benefit was recorded as a reduction of the income tax provision in the period of utilization.

[b] The components of shareholders' equity under U.S. GAAP are as follows:


   As at January 31,                                    2004            2003
                                                          $               $
--------------------------------------------------------------------------------
                                                                    [restated
                                                                    - [a][i]]

   Share capital                                      64,625          64,637
   Accumulated other comprehensive income (loss)       5,827           3,318
   Deficit                                            (5,308)         (8,797)
--------------------------------------------------------------------------------
   Balance under U.S. GAAP                            65,144          59,158
================================================================================

DataMirror Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]


January 31, 2004



[c] Reconciliation of net income (loss) under Canadian and U.S. GAAP:


  Years ended January 31,                               2004            2003           2002
                                                          $               $              $
----------------------------------------------------------------------------------------------
                                                                    [restated
                                                                    - [a][i]]

  Net income (loss) under Canadian GAAP                5,685          (2,153)        (5,664)
  Equity loss recorded for Canadian GAAP
    purposes                                              --           2,081          4,112
  Equity loss recorded for U.S. GAAP
    purposes [i]                                          --          (2,081)        (4,091)
  Impairment charge recorded for Canadian
    GAAP purposes                                         --           4,595             --
  Impairment charge recorded for U.S.
    GAAP purposes [i]                                     --          (4,846)            --
----------------------------------------------------------------------------------------------
  Net income (loss) under U.S. GAAP                    5,685          (2,404)        (5,643)
  Unrealized gain (loss) on investments                2,509           3,946           (130)
----------------------------------------------------------------------------------------------
  Comprehensive income (loss) under
    U.S. GAAP                                          8,194           1,542         (5,773)
==============================================================================================

  Net income (loss) per share under U.S. GAAP
----------------------------------------------------------------------------------------------
  Basic                                                 0.50          (0.21)          (0.49)
  Diluted                                               0.49          (0.21)          (0.49)
==============================================================================================

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


January 31, 2004


[d] Other disclosures required under U.S. GAAP

     [i] Under U.S. GAAP, the Company measures compensation costs related to stock options granted to employees using the intrinsic value method as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees", as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation". However, SFAS No. 123 does require the disclosure of pro forma net earnings (loss) and earnings (loss) per share information as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123:


     Years ended January 31,                                  2004            2003           2002
                                                                $               $              $
----------------------------------------------------------------------------------------------------

     Net income (loss) for the year in accordance
       with U.S. GAAP                                        5,685          (2,404)        (5,643)
     Stock-based compensation expense                         (775)           (826)          (917)
----------------------------------------------------------------------------------------------------
     Pro forma net income (loss) for the year                4,910          (3,230)        (6,560)
====================================================================================================

     Basic income (loss) per share, as reported               0.50          (0.21)          (0.49)
     Diluted income (loss) per share, as reported             0.49          (0.21)          (0.49)
     Effect of stock-based compensation expense              (0.07)         (0.07)          (0.08)
     Pro forma basic income (loss) per share                  0.43          (0.28)          (0.57)
     Pro forma diluted income (loss) per share                0.42          (0.28)          (0.57)
====================================================================================================


   The Company has utilized the Black-Scholes option valuation model to estimate the fair value of options granted based on the following assumptions:


     Years ended January 31,                                  2004            2003           2002
----------------------------------------------------------------------------------------------------
     Risk free interest rate                                  3.3%            4.3%           4.6%
     Expected dividend yield                                    0%              0%             0%
     Expected volatility                                      0.453           0.742          0.759
     Expected option life [in years]                          2.1             2.2            2.1
     Weighted average fair values of options granted         $3.96           $4.92          $3.70
====================================================================================================

DataMirror Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]


January 31, 2004



[e] Recent accounting developments

     [i] U.S. GAAP

         In December 2002, the Financial Accounting Standards Board ["FASB"] issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ["SFAS 148"]. SFAS 148 amends SFAS No. 123 to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based compensation. Under U.S. GAAP, the Company has not adopted the fair value-based method for accounting for stock options granted to employees and thus this standard did not have an impact on its U.S. GAAP financial information as at January 31, 2004 and 2003 and for the years then ended.

         In December 2003, FASB amended Interpretation No. 46, "Consolidation of Variable Interest Entities" ["FIN 46R"]. FIN 46R requires that a variable interest entity ["VIE"] be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's activities and/or is entitled to receive a majority of the VIE's residual returns. For the Company, the requirements of FIN 46R apply to VIEs created after January 31, 2003. For VIEs created before January 31, 2003, the requirements of FIN 46R apply as of February 1, 2004. The adoption of FIN 46R did not have an impact to the Company's consolidated financial statements as at and for the year ended January 31, 2004 and as at February 1, 2004.

    [ii] Canadian GAAP

         In November 2001, the CICA approved Accounting Guideline No. 13, "Hedging Relationships", an accounting guideline establishing conditions which must be satisfied in order to apply hedge accounting. These guidelines will not affect the Company until the fiscal year starting February 1, 2004. There will be no impact to the Company upon adoption of this guideline.

         In November 2003, the CICA made changes to Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", requiring equity instruments awarded to employees be measured and expensed using the fair value method. The main impact for the Company will be to record compensation expense relating to the award of stock options to employees that the Company had previously chosen to disclose [note 12].

         The Company will adopt these changes effective February 1, 2004 on a retroactive basis with restatement of prior periods. This change will result in a decrease to net income of $512,000 for the year ended January 31, 2004 and an increase to deficit of $286,000 as at January 31, 2003.

DataMirror Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]


January 31, 2004



         In June 2003, the CICA issued Accounting Guideline AcG-15, "Consolidation of Variable Interest Entities", to provide guidance for applying the principles in Handbook Section 1590, "Subsidiaries", to certain entities. Although the CICA is contemplating amendments to the guideline, it is expected to be effective for the Company's fiscal year beginning February 1, 2005. The Company will review the impact of the amended guideline, if any, on the Company's consolidated financial statements when the CICA issues the amended guideline.


21. SUBSEQUENT EVENTS

On May 14, 2004, the Company sold its investment in Idion [note 6] for net proceeds of approximately $19.9 million.

                SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
                       [in thousands of Canadian dollars]



                                                                         Write-offs
                                            Balance,        Charged          of          Balance,
                                            beginning         to          accounts          end
Description                                  of year       expenses      receivable       of year
                                                $              $              $              $
---------------------------------------------------------------------------------------------------

Allowance for doubtful accounts,
   deducted from accounts receivable
Year ended January 31, 2004                   263             135              (175)          223
Year ended January 31, 2003                   612             (48)             (301)          263
Year ended January 31, 2002                 1,226           1,320            (1,934)          612
===================================================================================================

ITEM 18.   FINANCIAL STATEMENTS

The Company has responded to Item 17 in lieu of responding to this Item.

ITEM 19.   EXHIBITS

    Exhibit No.                         Description
    -----------    ------------------------------------------------------------

     1.1** Articles of Amalgamation of DataMirror Corporation, as currently in effect.

     1.2**         By-laws of DataMirror Corporation, as currently in effect.

     2.1**         Specimen DataMirror Corporation share certificate.

     2.2**         DataMirror Shareholder Rights Plan, dated as of May 7, 2002.

     4.1** Lease pursuant to which DataMirror Corporation's UK subsidiary acquired rental space in London, England on November 31, 2001.

     4.2** DataMirror Corporation Share Purchase Plan, as currently in effect.

     4.3** DataMirror Corporation Executive Stock Compensation Plan, as currently in effect.

     4.4**         Employment agreement between DataMirror Corporation and Mr.
                   Nigel Stokes.

     4.5**         Employment agreement between DataMirror Corporation and Mr.
                   Kirk Dixon.

     4.6**         Employment agreement between DataMirror Corporation and Mr.
                   Herman Wallenburg.

     4.7** Pointbase, Inc. Series E Preferred Stock Purchase Agreement, dated June 14, 2000.

     6.1***        Audit Committee Charter

     6.2***        Compensation Committee Charter

     8.1 List of Significant Subsidiaries Contained in Item 4.1 hereof

     11.1***       Employee Conduct Policy

     12.1 Certification of CEO and CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

     12.2 Certification of CEO and CFO Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

     13.1          Consent of Ernst & Young LLP

** Incorporated by reference to the Company's Annual Report on Form 20F, filed on June 20, 2002.

*** Incorporated by reference to the Company's Annual Report on Form 20F, filed on June 5, 2003.

                                   SIGNATURES

         The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized this the undersigned to sign this annual report on its behalf.

                                            DATAMIRROR CORPORATION


                                            By: /s/ Peter Cauley
                                                --------------------
                                            Name:  Peter Cauley
                                            Title: Chief Financial Officer

June 1, 2004

                                 EXHIBIT INDEX


    Exhibit No.                         Description
    -----------    ------------------------------------------------------------

     1.1** Articles of Amalgamation of DataMirror Corporation, as currently in effect.

     1.2**         By-laws of DataMirror Corporation, as currently in effect.

     2.1**         Specimen DataMirror Corporation share certificate.

     2.2**         DataMirror Shareholder Rights Plan, dated as of May 7, 2002.

     4.1** Lease pursuant to which DataMirror Corporation's UK subsidiary acquired rental space in London, England on November 31, 2001.

     4.2** DataMirror Corporation Share Purchase Plan, as currently in effect.

     4.3** DataMirror Corporation Executive Stock Compensation Plan, as currently in effect.

     4.4**         Employment agreement between DataMirror Corporation and Mr.
                   Nigel Stokes.

     4.5**         Employment agreement between DataMirror Corporation and Mr.
                   Kirk Dixon.

     4.6**         Employment agreement between DataMirror Corporation and Mr.
                   Herman Wallenburg.

     4.7** Pointbase, Inc. Series E Preferred Stock Purchase Agreement, dated June 14, 2000.

     6.1***        Audit Committee Charter

     6.2***        Compensation Committee Charter

     8.1 List of Significant Subsidiaries Contained in Item 4.1 hereof

     11.1***       Employee Conduct Policy

     12.1 Certification of CEO and CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

     12.2 Certification of CEO and CFO Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

     13.1          Consent of Ernst & Young LLP

** Incorporated by reference to the Company's Annual Report on Form 20F, filed on June 20, 2002.

*** Incorporated by reference to the Company's Annual Report on Form 20F, filed on June 5, 2003.