Form 20-F/A
DATAMIRROR CORP
filed 2004-06-01
CIK 1052357

______________________________________________________________________

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
    ______________________________________________________________________

                                   Form 20-F/A

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


                                                       Statement of Income (Loss)
                                                     For the Years Ended January 31,

                                            2004          2003            2002          2001         2000
                                            ----          ----            ----          ----         ----

Revenue(1)
   Licence                               $29,087       $33,223         $28,592       $35,040      $29,009
   Maintenance                            25,354        23,210          20,562        14,065        8,562
   Services                                5,551         6,057           7,222         8,353        4,836
                                       ----------  ------------    ------------   -----------   ----------
                                          59,992        62,490          56,376        57,458       42,407
                                       ----------  ------------    ------------   -----------   ----------

Cost of revenue(1)
   Licence                                   234           239             257           514          379
   Maintenance and services               11,389        12,605          13,464        11,184        7,322
                                       ----------  ------------    ------------   -----------   ----------
                                          11,623        12,844          13,721        11,698        7,701
                                       ----------  ------------    ------------   -----------   ----------
Gross Margin                              48,369        49,646          42,655        45,760       34,706
                                       ----------  ------------    ------------   -----------   ----------

Operating Expenses
   Selling and marketing                  20,524        21,289          21,542        23,815       19,549
   Research and development                9,753        10,459          10,895         7,742        6,619
   General and administration              7,946         8,812           9,088         9,668        7,181
   Amortization of intangibles             3,098         2,740           3,244         1,570        1,147
                                       ----------  ------------    ------------   -----------   ----------
                                          41,321        43,300          44,769        42,795       34,496
                                       ----------  ------------    ------------   -----------   ----------
Operating income (loss)                    7,048         6,346         (2,114)         2,965          210
Investment income, net                     1,146           611             859         1,333          286
Gain (loss) from investment in
   PointBase, Inc.
   Other income                              279            0                0             0            0
   Dilution gain                               0       (4,595)               0         6,186        2,327
   Equity loss                                 0       (2,081)          (4,112)       (4,709)      (3,620)
                                       ----------  ------------    ------------   -----------   ----------
Income (loss) before income taxes          8,473          281           (5,367)        5,775         (797)
                                       ----------  ------------    ------------   -----------   ----------
Provision for income taxes
   Current                                 3,758         2,762             428           877          356
   Future                                   (970)         (328)           (131)          190          276
                                       ----------  ------------    ------------   -----------   ----------
                                           2,788         2,434             297         1,067          632
                                       ----------  ------------    ------------   -----------   ----------
Net income (loss)                          5,685        (2,153)         (5,664)        4,708       (1,429)
                                       ----------  ------------    ------------   -----------   ----------

Earnings per share
   Basic                                    0.50         (0.19)          (0.49)         0.41        (0.14)
   Diluted                                  0.49         (0.19)          (0.49)         0.40        (0.14)

Weighted average number of shares
[000's]
   Basic                                  11,364        11,411          11,500        11,362       10,191
   Diluted                                11,640        11,411          11,500        11,856       10,191

Amounts presented which differ under
U.S. GAAP

Net loss                                   5,685        (2,404)         (5,643)       (1,388)      (3,718)
EPS                                         0.50         (0.21)          (0.49)        (0.12)       (0.36)

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

         Amortization of Intangibles. For fiscal 2004, amortization of intangibles was $3,098,000 compared to $2,740,000 for fiscal 2003. The increase of $358,000 from fiscal 2003 is due to additional amortization of technology acquired late in fiscal 2003.

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


21. SUBSEQUENT EVENT

On May 14, 2004, the Company sold its investment in Idion [note 7] for net proceeds of approximately $19.9 million.

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