Form 20-F/A
period 2004-01-31
DATAMIRROR CORP
filed 2005-03-11
CIK 1052357

______________________________________________________________________________
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
 ______________________________________________________________________________

                                  FORM 20-F/A
                                (Amendment No.2)

/_/ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      -OR-
/X/ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended January 31, 2004
                                      -OR-
/_/ TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period ______ from ______.

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

 ______________________________________________________________________________

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

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

         Yes      /X/           No   /_/

Indicate by check mark which financial statement item the registrant has elected to follow.

         Item 17  /X/           Item 18  /_/

                                EXPLANATORY NOTE

DataMirror Corporation (the "Company") is filing this Amendment No.2 to its Form 20-F for the fiscal year ended January 31, 2004 solely to disclose that the Nasdaq Stock Market, Inc. ("Nasdaq") granted the Company an exemption from Nasdaq's quorum requirements for shareholder meetings.

Nasdaq Exemptions

Nasdaq granted the Company an exemption from its requirement that the minimum quorum for a shareholder meeting is 33-1/3% of the outstanding common shares of the Company on the basis that such requirement was not consistent with the Company's home country practice. The Company's by-laws provide that the quorum requirements for a meeting of the Company's shareholders are met if there are "two or more persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a shareholder so entitled and together holding shares representing at least 5% of the voting shares of the Corporation." The Company's quorum requirements comply with the requirements of the Business Corporations Act (Ontario) and are consistent with that of other companies with common shares listed on the Toronto Stock Exchange, the principal exchange of the Company's common shares in Canada.

                                   SIGNATURES

    The registrant hereby certifies that it meets all of the requirements for filing on this Amendment No.2 to Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.


March 10, 2005

                                              DATAMIRROR CORPORATION


                                              By: /s/ Peter Cauley
                                                  -----------------------------
                                              Name:  Peter Cauley
                                              Title: Chief Financial Officer

                                 EXHIBIT INDEX


1.1 Articles of Amalgamation of DataMirror Corporation, as currently in effect. (1)
1.2      By-laws of DataMirror Corporation, as currently in effect. (1)
2.1      Specimen DataMirror Corporation share certificate. (1)
2.2      DataMirror Shareholder Rights Plan, dated as of May 7, 2002. (1)
4.1      Lease pursuant to which DataMirror Corporation's UK subsidiary acquired rental space in London, England on November 31, 2001. (1)
4.2      DataMirror Corporation Share Purchase Plan, as currently in effect. (1)
4.3 DataMirror Corporation Executive Stock Compensation Plan, as currently in effect. (1)
4.4      Employment agreement between DataMirror Corporation and Mr. Nigel
         Stokes. (1)
4.5      Employment agreement between DataMirror Corporation and Mr. Kirk
         Dixon. (1)
4.6 Employment agreement between DataMirror Corporation and Mr. Herman Wallenburg. (1)
4.7      Pointbase, Inc. Series E Preferred Stock Purchase Agreement, dated
         June 14, 2000. (1)
6.1      Audit Committee Charter (2)
6.2      Compensation Committee Charter (2)
8.1*     List of Significant Subsidiaries
11.1     Employee Conduct Policy (2)
12.1* Certifications of CEO and CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2* Certification of CEO and CFO Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
12.3 Certifications of CEO and CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 with respect to Amendment No. 2 to the
         Form 20-F.
13.1*    Consent of Ernst & Young LLP

---------------------
*Previously filed.

(1) Incorporated by reference to the Company's Annual Report on Form 20-F, filed on June 20, 2002.
(2) Incorporated by reference to the Company's Annual Report on Form 20-F, filed on June 5, 2003.

                                                                   Exhibit 12.3


                                 Certification
           Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Nigel Stokes, certify that:

1. I have reviewed this Amendment No. 2 to the annual report on Form 20-F of DataMirror Corporation; and

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.



         Date:  March 10, 2005


                /s/ Nigel Stokes
                ------------------------------
                Name:   Nigel Stokes
                Title:  Chief Executive Officer

                                 Certification
           Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Peter Cauley, certify that:

     1. I have reviewed this Amendment No. 2 to the annual report on Form 20-F of DataMirror Corporation; and

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.



         Date:  March 10, 2005


                /s/ Peter Cauley
                ------------------------------
                Name:  Peter Cauley
                Title: Chief Financial Officer