Form 20-F
period 2005-01-31
DATAMIRROR CORP
filed 2005-04-22
CIK 1052357

__________________________________________________________________________

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
  __________________________________________________________________________

                                   Form 20-F

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                     -OR-

|X| ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended January 31, 2005

                                     -OR-

|_| TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ______ to ______

       Commission File Number:  0-30906

       __________________________________________________________________
                            DataMirror Corporation
            (Exact name of Registrant as specified in its charter)

                                    Ontario
                        (Jurisdiction of Incorporation)

                           3100 Steeles Avenue East
                                  Suite 1100
                           Markham, Ontario, Canada
                                    L3R 8T3
                                (905) 415-0310
             (Address of Registrant's principal executive offices)
       __________________________________________________________________

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

 As at January 31, 2005, 10,555,966 Common Shares were issued and outstanding.

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

      Item 17  |X|    Item 18  |_|

                               TABLE OF CONTENTS

ITEM 1.      Identity of Directors, Senior Management and Advisors...........3

ITEM 2.      Offer Statistics and Expected Timetable.........................3

ITEM 3.      Key Information.................................................4

ITEM 4.      Information on the Registrant..................................11

ITEM 5.      Operating and Financial Review and Prospects...................24

ITEM 6.      Directors, Senior Management and Employees.....................40

ITEM 7.      Major Shareholders and Related Party Transactions..............51

ITEM 8.      Financial Information..........................................54

ITEM 9.      The Offer and Listing..........................................54

ITEM 10.     Additional Information.........................................56

ITEM 11.     Quantitative and Qualitative Disclosures About Market Risk.....62

ITEM 12.     Description of Securities Other than Equity Securities.........63

ITEM 13.     Defaults, Dividend Arrearages and Delinquencies................64

ITEM 14.     Material Modifications to the Rights of Security Holders
             and Use of Proceeds............................................64

ITEM 15.     Controls and Procedures........................................64

ITEM 16A.    Audit Committee Financial Expert...............................64

ITEM 16B.    Code of Ethics.................................................64

ITEM 16C.    Principal Accountant Fees and Services.........................65

ITEM 16D.    Exemptions from the Listing Standards for Audit Committees.....65

ITEM 16E.    Purchases of Equity Securities by the Issuer and Affiliated
             Purchasers.....................................................65

ITEM 17.     FINANCIAL STATEMENTS...........................................67

ITEM 18.     FINANCIAL STATEMENTS..........................................101

ITEM 19.     EXHIBITS......................................................101

SIGNATURES.................................................................102

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

ITEM 3.  KEY INFORMATION

A.    Selected Financial Data.

         The following selected consolidated financial information is derived from the audited Consolidated Financial Statements of DataMirror Corporation (together with its subsidiaries "DataMirror" or the "Company") presented in accordance with Canadian generally accepted accounting principles ("GAAP"), and the notes thereto and must be read in conjunction with such Consolidated Financial Statements and related notes thereto included elsewhere in the Annual Report and "Item 5. Operating and Financial Review and Prospects". These principles conform in all material respects with accounting principles generally accepted in the United States, except as described in note 20 to the Company's consolidated financial statements. Historic results are not necessarily indicative of the results that you may expect for any other future period or for a full year. Data is in thousands of Canadian dollars, except share and per share data which are reported in Canadian dollars per share.


                                                                           Statement of Income (Loss)
                                                                        For the Years Ended January 31,

                                               2005           2004(1)            2003(1)               2002                2001
                                               ----           -------            -------               ----                ----

Revenue
   Licence                                  $22,520           $29,087            $33,223            $28,592             $35,040
   Maintenance                               26,213            25,354             23,210             20,562              14,065
   Services                                   4,534             5,551              6,057              7,222               8,353
                                       -------------    --------------     --------------    ---------------    ----------------
                                             53,267            59,992             62,490             56,376              57,458
                                       -------------    --------------     --------------    ---------------    ----------------

Cost of revenue
   Licence                                      249               234                239                257                 514
   Maintenance and services                  11,862            11,389             12,605             13,464              11,184
                                       -------------    --------------     --------------    ---------------    ----------------
                                             12,111            11,623             12,844             13,721              11,698
                                       -------------    --------------     --------------    ---------------    ----------------
Gross Margin                                 41,156            48,369             49,646             42,655              45,760
                                       -------------    --------------     --------------    ---------------    ----------------

Operating Expenses
   Selling and marketing                     19,653            20,524             21,289             21,542              23,815
   Research and development                  10,528             9,753             10,459             10,895               7,742
   General and administration                 8,803             7,946              8,812              9,088               9,668
   Stock-based compensation(1)                  410               512                286                  0                   0
   Amortization of intangibles                2,951             3,098              2,740              3,244               1,570
                                       -------------    --------------     --------------    ---------------    ----------------
                                             42,345            41,833             43,586             44,769              42,795
                                       -------------    --------------     --------------    ---------------    ----------------
Operating income (loss)(1)                   (1,189)            6,536              6,060             (2,114)              2,965
Investment income, net                        1,008             1,146                611                859               1,333
Gain on sale of investment in Idion           7,611                 0                  0                  0                   0
   Other income                                   0               279                  0                  0                   0
   Dilution gain                                  0                 0             (4,595)                 0               6,186
   Equity loss                                    0                 0             (2,081)            (4,112)             (4,709)
                                       -------------    --------------     --------------    ---------------    ----------------
Income (loss) before income taxes(1)          7,430             7,961                 (5)            (5,367)              5,775
                                       -------------    --------------     --------------    ---------------    ----------------
Provision for income taxes
   Current                                    3,078             3,758              2,762                428                 877
   Future                                    (1,437)             (970)              (328)              (131)                190
                                       -------------    --------------     --------------    ---------------    ----------------
                                              1,641             2,788              2,434                297               1,067
                                       -------------    --------------     --------------    ---------------    ----------------
Net income (loss)(1)                          5,789             5,173             (2,439)            (5,664)              4,708
                                       -------------    --------------     --------------    ---------------    ----------------

Earnings per share
   Basic                                       0.53              0.46             (0.21)             (0.49)                0.41
   Diluted                                     0.52              0.44             (0.21)             (0.49)                0.40

Weighted average number of shares
[000's]
   Basic                                     11,026            11,364             11,411             11,500              11,362
   Diluted                                   11,192            11,640             11,411             11,500              11,856

Amounts presented which differ under
U.S. GAAP

Net loss                                      6,199             5,685            (2,404)            (5,643)             (1,388)
EPS                                            0.56              0.50             (0.21)             (0.49)              (0.12)


Notes:
    (1) Comparative figures for the years ended January 31, 2004 and January 31, 2003 have been restated to reflect the effect of retroactive adoption of Section 3870 "Stock-Based Compensation and other Stock-Based Payments" of the Canadian Institute of Chartered Accountants handbook.


                                                                   Balance Sheet Data(1)(2)
                                                                       As at January 31,

                                               2005               2004             2003              2002              2001
                                               ----               ----             ----              ----              ----
Cash, cash equivalents
   and short term investments               $57,436            $42,006          $38,827           $36,495           $28,205
Working capital                              45,344             31,946           31,139            32,826            35,606
Total assets                                 83,543             86,223           81,347            79,603            88,445
Long-term obligations                           103              1,076            1,538             1,205             2,903
Share capital                                60,318             64,625           64,637            64,740            65,583
Total shareholders' equity                   56,728             58,947           55,470            58,359            65,218
Number of shares outstanding
   [000's] (3)                               10,556             11,365           11,461            11,472            11,624

Amounts presented which differ
under U.S. GAAP

Total assets                                 83,415             93,837           85,901            79,597            88,548
Shareholders' equity                         56,600             65,144           59,158            58,354            65,322

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


DIVIDENDS

         The Company has not paid any dividends on its Common Shares in the last five most recent completed financial years. The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's future earnings, operations, capital requirements and financial condition, general business conditions and contractual restrictions on payment of dividends, if any.

EXCHANGE RATE INFORMATION

         The Company publishes its consolidated financial statements in Canadian dollars. In this annual report, except where otherwise indicated, all dollar amounts are expressed in Canadian dollars. References to $ or Cdn$ are to Canadian dollars and references to U.S.$ are to United States dollars.

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


  Monthly Data                                       Annual Data
  ------------                                       -----------
                      High               Low                          Average
                      ----               ---                          -------
 March, 2005         0.8322             0.8024        2005            0.7763
 February, 2005      0.8134             0.7961        2004            0.7289
 January, 2005       0.8346             0.8050        2003            0.6390
 December, 2004      0.8435             0.8064        2002            0.6412
 November, 2004      0.8493             0.8155        2001            0.6707
 October 2004        0.8201             0.7858


         On April 18, 2005, the inverse of the Noon Buying Rate was U.S.$0.8012 = $1.00.

B.   Capitalization and Indebtedness.

         Information not required for annual report.

C.   Reasons for the Offer and Use of Proceeds.

         Information not required for annual report.

D.   Risk Factors.

         Forward-looking statements in this annual report, including statements regarding the Company's business which are not historical facts, are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and pursuant to National Instrument 51-102 and other rules, regulations and policies of Canadian securities regulatory authorities. Forward-looking statements include statements of estimates, expectations, objectives and plans (financial and otherwise). The words "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Numerous factors affect the Company's operating results and could cause the Company's actual results to differ materially from the results indicated by this annual report or by any forward-looking statements made by, or on behalf of, the Company, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: variability of quarterly operating results; dependence upon the continued growth and success of the Company's software products; competition; the ability to develop, market, support and acquire new products in an environment of rapidly changing technology; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; pursuing, completing and integrating acquisitions could divert resources and may not achieve the intended business objectives; the ability to recruit and retain key personnel; risks of international operations, currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed herein, in the Company's Management Discussion and Analysis of Financial Conditions and Results of Operations and other periodic filings with the United States Securities and Exchange Commission, the Ontario Securities Commission, other Canadian securities commissions, and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

         An investment in the Company's Common Shares involves certain risks and uncertainties which should be carefully considered. The following risk factors, each of which could have a material adverse effect on the Company's business, results of operations and financial condition, and on the value or market price of the Company's Common Shares, should be considered carefully in addition to the other information contained in this annual report (including information incorporated by reference herein).

         LIMITED POSITIVE OPERATING HISTORY; UNCERTAINTY OF FUTURE OPERATING RESULTS. The Company's predecessor was incorporated on November 19, 1993 and did not earn revenue until 1995. While the Company earned operating income for the years ended January 31, 2001, 2003, and 2004, it incurred an operating loss for the years ended January 31, 2002 and 2005. In addition, while the Company earned net income for the years ended January 31, 2001, 2004, and 2005, it recorded net losses for the years ended January 31, 2002 and 2003.

Due to the Company's limited positive operating history, the uncertainty of continued acceptance of the Company's products, the rapid evolution of competitive software products, and the other risk factors discussed herein, there can be no assurance that the Company will be able to sustain revenue growth or to achieve or sustain profitability or positive cash flow from operations in the future. See "Operating and Financial Review and Prospects".

         VARIABILITY OF QUARTERLY OPERATING RESULTS. The Company's revenue and results of operations have fluctuated significantly on a quarterly basis and the Company expects substantial variability of future quarterly operating results due to a variety of factors. These factors include: (i) the timing of the release of new software products and enhanced versions of existing products by the Company; (ii) the introduction of new products and product enhancements by the Company's competitors; (iii) market acceptance of and demand for the Company's products; (iv) the strength or weakness of global markets for the Company's products and for computer platforms and databases with which the Company's products operate, in particular the IBM iSeries (formerly the AS/400) platform; (v) changes in operating expenses, including possible increases related to the introduction of new and enhanced products;
(vi) the timing or receipt of orders from major customers; (vii) general economic factors, including the potential negative effect of actual or perceived weakening of global economic conditions on the level of spending by the Company's customers and prospective customers; (viii) concentration of revenues in the last month of each quarter and in the fourth quarter of the fiscal year; (ix) the proportion of revenues attributable to licence fees versus service revenues; (x) changes in pricing policies by the Company or its competitors; and (xi) the proportion of licence revenue closed in the final week and day of each quarter. Accordingly, the Company believes that period to period comparisons of results of operations are not necessarily meaningful and historical results should not be relied upon as indicative of future performance. The Company's operating expenses are based in part on anticipated short term revenue levels and are relatively fixed in the short term. As a result, if revenues are not realized as expected, the Company's operating results could be materially adversely affected. Variability of future quarterly operating results may cause volatility in the market price of the Common Shares. In addition, due to some or all of the foregoing factors, it is possible that in some future quarter the Company's operating results will be below the expectations of market analysts and investors. In such event, the price of the Company's Common Shares would likely be materially adversely affected. See "Operating and Financial Review and Prospects".

         PRODUCT MARKETS AND PRODUCT ACCEPTANCE. To date, the Company has derived a large portion of its licence revenue from its Transformation Server and iCluster (a successor to High Availability Suite) products, particularly for the IBM iSeries (AS/400) platform. The Company expects that sales of Transformation Server software, and particularly Transformation Server for the iSeries, as well as iCluster, will continue to represent a substantial portion of its revenue for the foreseeable future. With the Company's Constellar Hub and iReflect products, the Company believes it will see increased revenues from products that operate in conjunction with Oracle databases. A decline in the market for hardware platforms on which the Company's products operate, or for applications and data management software for such platforms, may occur as a result of new competitive products, price, technological changes or other factors. The Company's future results of operations will depend, in part, on achieving broader market acceptance of its software products, as well as on its ability to continue to enhance these products to meet the evolving needs of customers. Future results may also depend on the strength or weakness of global markets for computer platforms and databases with which the Company's products operate. A decline in these markets, or the inability of the Company to achieve broader acceptance of its products or to enhance its products as required to meet market demand, could have a material adverse effect on the Company's business, results of operations and financial condition. The Company's PointBase products depend on the acceptance and use of Java and the promotion and backing of Java by Sun Microsystems, Inc. Any adverse change on the viability or support for Java or Sun would have an adverse effect on the market for PointBase products. See "Business Overview - Competition".

         PRODUCT DEVELOPMENT, ACQUISITION AND TECHNOLOGICAL CHANGE. The market for integration software is characterized by rapid technological change and frequent new product introductions and enhancements. The Company must continue to develop, create or acquire new products and update existing products to reflect technological changes and market developments in hardware platforms, operating systems and database technology platforms in order to compete effectively. Such product development or acquisition may require the Company to invest substantial amounts in research and development on an ongoing basis. Although the Company may seek to acquire businesses or technologies from time to time, there can be no assurance that any such acquisition will be available on acceptable terms or at all, or that the Company will be able to successfully consummate or integrate any such potential acquisition. The development cycle for new products may be significantly longer than development cycles experienced by the Company for its prior products and upgrades. The introduction of products embodying new technologies and the emergence of new industry standards could render the Company's existing products, and products currently under development, obsolete and unmarketable. Hardware, operating system, and database vendors continually add integration and data protection features to their products which may negatively impact the market for the Company's products. The Company's sales of PointBase may be affected by IBM's recent 2004 announcement of its release of Cloudscape, a relational Java database as open source software to the Apache Software Foundation. The Company's future success will depend on its ability to enhance its current products and to develop and introduce new products that keep pace with technological developments, respond to customer requirements and achieve market acceptance. In addition to decreasing revenues as products reach the end of their natural life cycles, if the Company were unable to develop upgrades or new products in a timely manner due to resource constraints or technological or other reasons, the Company could experience decreases in future sales and revenues. There can be no assurance that the Company's future products or enhancements will keep pace with technological change or satisfy market needs or that the Company will successfully develop, acquire or market any future products.

         COMPETITION. The market for integration software is continuously evolving and highly competitive. Given the variety of uses for the Company's products and the range of platforms, operating systems and databases on which they operate, the Company faces competition from many competitors, including other independent software vendors, database vendors and large hardware manufacturers who also offer data integration tools. In the financial year ended January 31, 2005, the Company faced increased pricing pressures from competitors including Vision and iTera in the iSeries High Availability marketplace. These competitors have continued to put pricing pressure on the Company's core High Availability suite of products which continue to depress margins for these products. The Company also faces significant competition from in-house development departments within businesses that may develop custom software for the specific data movement or integration requirements of their enterprises. Current and potential competitors may have or may in the future establish alliances or cooperative relationships among themselves or with potential customers and may rapidly acquire significant market share. In addition, many of the Company's competitors and potential competitors are or may be significantly larger than the Company and have significantly longer operating histories, greater financial resources and more market and brand recognition than the Company. The Company believes that its ability to compete depends on many factors within and outside its control, including product functionality, performance, price, reliability, vendor and product reputation, customer service and support, sales and marketing efforts, product distribution and product releases both by the Company and its competitors. As the markets for the Company's products expand, additional competition may emerge and competitors may commit more resources to competitive products. There can be no assurance that the Company will be able to compete successfully in current or future markets or that competitive pressures will not have a material adverse effect on the Company's business, results of operations and financial condition. See "Business Overview - Competition".

         DEPENDENCE ON CONTINUED GROWTH OF THE DATABASE AND DATA INTEGRATION MARKETS. The Company believes key future uses of its software will be for integration and data and application data protection (high systems availability) applications, such as e-commerce applications, data distribution to and from data warehouses and other data stores, enterprise application integration, workload balancing, and back-up protection against planned and unplanned system outages. Consequently, the Company's future financial performance will depend in part on the growth in the utilization of databases and in the number of data warehouse installations. The database and data warehouse markets are rapidly evolving, and there can be no assurance that such markets will be sustained at their current size or continue to grow. In addition, to the extent that the Company's products may be used in electronic commerce and Internet-based applications, the Company's future financial performance will depend in part on the reliability, growth in use and public acceptance of the Internet, particularly for the conduct of business-to-business and business-to-consumer commercial transactions. Businesses continue to develop their commercial infrastructure using Internet technologies. There can be no assurance that the Internet infrastructure will be able to support the communications demands placed on it. In addition, there is no assurance that the Company's products will adequately address the requirements of customers or keep pace with changes in any of these markets.

         DEPENDENCE ON RELATIONSHIPS WITH COMPLEMENTARY VENDORS. The Company believes that it is important to develop, maintain, and enhance close associations with complementary hardware and software vendors. In particular, it is important that the Company maintain its existing relationship with IBM due to the Company's dependence on the IBM iSeries market. In the High Availability market, the Company depends on IBM rebates and incentives offered to IBM customers who purchase software from IBM High Availability Business Partners to encourage customers to purchase the Company's software. There can be no assurance that IBM will not terminate the Company's status as a High Availability Business Partner. This would have a direct negative impact on sales of the Company's High Availability software. The Company also depends on IBM to market and promote the Company and its products to IBM sales employees, IBM business and channel partners and end user customers. There can be no assurance that IBM will continue to market and promote the Company and its products, that IBM will not enter the market for High Availability or integration software directly, or that the Company will be able to maintain its existing relationships or enter into new relationships. The Company's failure to do so could adversely affect the portability of the Company's products to, and compatibility and integration with, existing and new platforms, software applications and databases and the timing of the introduction of new and enhanced products by the Company. In addition, failure to do so could affect the Company's ability to leverage third party distribution channels and increase its market presence. See "Business Overview
- Sales and Marketing". IBM has plans to add heterogeneous replication functionality to its WebSphere Information Integration product. IBM has also acquired Ascential Software, a direct competitor to the Company which may discourage purchases of the Company's Transformation Server product which competes with the Ascential products.

         DEPENDENCE ON DISTRIBUTION CHANNELS. A portion of the Company's revenue is derived from the sale of its products through third parties. There can be no assurance that the direct sales model will continue to work effectively for new products or that it will scale effectively as the Company attempts to grow its revenue from existing products. In addition, the Company may not be able to retain a sufficient number of its existing or future re-marketers and distributors, such re-marketers and distributors may give higher priority to the sale of other products (which could include products of competitors) or that these re-marketers and distributors devote sufficient resources to marketing of the Company's products. The Company depends on IBM business partners to remarket and distribute its products and there can be no assurance that IBM will continue to promote the Company to its business partners. The Company's future success depends on the Company's ability to recruit partners in new channels like business integration and application platform integration. The performance and financial strength of third party re-marketers and distributors is outside the control of the Company and the Company is unable to predict the extent to which these parties will be successful in marketing and selling the Company's products.

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

         DEPENDENCE ON KEY PERSONNEL. The success of the Company depends upon the continued contributions of key personnel including members of its senior management, including Nigel Stokes, Chairman, President and Chief Executive Officer, the loss of one or more of whom could have a material adverse effect on the Company. There can be no assurance that the Company will be able to retain these individuals or recruit other qualified personnel. The Company believes that its future success will also depend in large part on its ability to attract and retain highly skilled technical, managerial, and sales and marketing personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting and retaining the personnel required to continue to grow.

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

         CURRENCY EXCHANGE RISK. As the Company realizes a significant portion of its revenue in U.S. dollars and European currencies and incurs a significant portion of its operating expenses in Canadian dollars, changes in exchange rates between the Canadian dollar and the U.S. dollar or other foreign currencies could affect the Company's operating results. In fiscal 2005, the Canadian dollar's appreciation against the U.S. dollar was even more rapid than that in fiscal 2004. The Company's policy of hedging a portion of its foreign currency denominated accounts receivable can provide only short-term protection against a limited portion of the Company's foreign currency exposure. The appreciation of the Canadian dollar requires the Company to become more productive in order to maintain its margins. Although the Company has taken and will continue to focus on increasing the productivity of its Canadian operations there is no guarantee it will be successful in maintaining its current margins. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

         GLOBAL ECONOMIC CONDITIONS. The Company's operating results may vary significantly based upon the impact of actual or perceived changes in global economic conditions on its customers and their spending on information technology related products. The global economic environment since 2001 is more uncertain than in prior periods and has the potential to have a material adverse effect on the Company and its operating results. The Company's revenue and operating results depend in large part on the overall demand for integration and data protection solutions, and related computer software and services. A reduction of demand for integration and data protection solutions and related computer software and services caused by actual or perceived weakening in the global economy may result in decreased revenues and lower growth rates for the Company. Customers may defer or reconsider purchasing products from the Company if they experience a downturn in their business or if there is a downturn in general economic conditions.

         MANAGEMENT OF GROWTH. In recent years, due to internal growth and the PointBase acquisition the Company has experienced rapid growth in the scope of its operations. This growth has resulted in increased responsibilities for the Company's existing personnel, the hiring of additional personnel and, in general, higher levels of operating expenses. In addition, the Company may continue to experience rapid growth in the future, due to continued internal expansion, acquisition or other factors. In order to manage its current operations and any future growth effectively, the Company will need to continue to implement and improve its operational, financial and management information systems, to hire, manage and retain its employees, to integrate acquired businesses, technologies and personnel, if any, with existing operations and to maintain its corporate culture including technical and customer service standards. There can be no assurance that the Company will be able to manage such growth effectively or that its management, personnel or systems will be adequate to support growth in the Company's operations.

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

         PROTECTION OF INTELLECTUAL PROPERTY. The Company relies on contractual restrictions, such as confidentiality agreements and licenses, to establish and protect its proprietary rights. Despite any precautions that the Company takes to protect its intellectual property: (a) laws and contractual restrictions may be insufficient to prevent misappropriation of its technology or deter others from developing similar technologies; (b) current laws that prohibit software copying provide only limited protection from software "pirates," and effective trademark, copyright and trade secret protection may be unavailable or limited in foreign countries; (c) other companies may claim common law trademark rights based upon state, provincial or foreign laws that precede any registrations the Company may receive for its trademarks; and (d) policing unauthorized use of the Company's products and trademarks is difficult, expensive and time-consuming, and the Company may be unable to determine the extent of this unauthorized use. It is possible that the Company's intellectual property rights could be successfully challenged by one or more third parties, which could result in its inability to exploit, or its loss of the right to prevent others from exploiting, certain intellectual property. In addition, reverse engineering, unauthorized copying or other misappropriation of the Company's technology could enable third parties to benefit from the Company's technology without paying the Company for it, which would significantly harm the Company's business. See "Business Overview - Intellectual Property".

         POTENTIAL INFRINGEMENT LIABILITY. As the number of software products in the industry increases and the functionality of these products further overlaps, it is possible that software developers will become increasingly subject to infringement claims. Moreover, there has been an increase in the number of patents issued in Canada and the United States relating to computer software, and, accordingly, the risk of patent infringements in the industry can be expected to increase, potentially resulting in an increase in patent infringement claims. Shopplex.com Corporation carrying on business as Teilhard Technologies and Juxtacomm Technologies Inc. filed and served a Statement of Claim against the Company alleging infringement of a Canadian Patent (No. 2,241,767) and certain other related claims on July 15, 2004. By Order dated November 10, 2004, the Federal Court of Canada struck out all of the allegations of infringement in the Statement of Claim but provided the plaintiff with leave to amend. The Plaintiff filed an amended Statement of Claim and the Company filed and served the plaintiff with a motion to strike out the allegations of infringement again. The motion is scheduled to be heard on April 26, 2005. The Company believes the claims of infringement are without merit and intends to defend this matter vigorously. There can be no assurance that third parties will not assert infringement claims against the Company in the future. Such claims may result in costly litigation, diversion of management time and resources, financial liability or a requirement that the Company suspend licensing of its products or redesign its products, or enter into royalty or licensing agreements. Furthermore, there can be no assurance that the Company would be able to successfully redesign its products, if required, or that any royalty or licensing agreements will be available on reasonable terms, or at all. Any such claim or the results thereof could have a material adverse effect on the Company's business, results of operations or financial condition. See "Business Overview - Intellectual Property".

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

         ENFORCEMENT OF JUDGEMENTS. The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely because: the Company is incorporated under the laws of Ontario; all of its officers and directors during fiscal 2005, with the exception of Bryan E. Plug and Rean Pretorius, are non-residents of the United States; some or all of the experts named in this annual report, if any, are residents of Canada; and the Company and a substantial portion of its assets are located outside the United States.

         SEASONALITY. The Company depends on both direct and indirect sales for revenues related to its iCluster and HA Suite products. The sale of these products is often linked to the sale of IBM hardware by IBM Business Partners. Generally, sales of these products are strongest in the calendar quarter ending December 31st and are reflected in the Company's fourth fiscal quarter of each year. There can no assurance that the Company will continue to be successful with the indirect sales model or will continue to partner with motivated distributors as the Company tries to grow revenue from these products. A weak calendar fourth quarter for IBM hardware and IBM Business Partners will adversely affect revenue from these products. In uncertain economic times customers may delay purchases until the end of their budgetary years which usually occur in the calendar fourth quarter. This may adversely affect revenue in other quarters or for the year in the event of economic disruption in the calendar fourth quarter.

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

         The Company made an offer to shareholders of the Company dated February 11, 2005 to purchase for cancellation up to 2,000,000 (subject to increase to avoid the creation of odd-lots as a result of proration) of the Company's Common Shares. The offer for the Common Shares expired at 5:00 p.m. (Toronto time) on March 21, 2005. The Company confirmed on March 29, 2005 a total of 2,002,039 Common Shares were purchased for cancellation which includes Common Shares purchased by the Company so as to avoid the creation of odd-lots as a result of proration. The number of Common Shares deposited at or below the purchase price as at the expiration date of the offer for Common Shares was 3,113,239. The final proration factor that was applied to Common Shares properly deposited was 0.642368. As a result, shareholders who deposited Common Shares at or below the purchase price of $10.00 had approximately 64% of their Common Shares bought back at the purchase price, subject to adjustments for odd lots and to avoid the creation of fractional Common Shares and to avoid the creation of odd lots as a result of proration. The Common Shares repurchased comprised approximately 19% of the outstanding Common Shares of the Company before giving effect to the repurchase. After giving effect to the repurchase, there were approximately 8,556,000 Common Shares outstanding. Payment for Common Shares tendered and accepted for purchase was made March 29, 2005.

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

         The Company has grown substantially over the past eight years. By expanding its indirect sales network, direct international presence and products and services, it has achieved substantial growth in its customer base, employees and revenues, going from 500 customers, 135 employees, and $10 million in revenue for fiscal 1997 to over 2,000 customers, 232 employees, and $53.3 million in revenue for fiscal 2005.

         In March 1998, the Company provided initial capital funding and entered into a strategic development agreement with PointBase, Inc. ("PointBase"), a developer and marketer of computer software products and a provider of Java data management and synchronization products for the embedded database and data mobility markets. PointBase's products are used in Java server applications and are also embedded within Java applications. Subsequently the Company participated in several rounds of PointBase financing. At January 31, 2003, the Company owned approximately 25 percent of the outstanding shares of PointBase.

         The investment was written off when it became apparent that measures taken by the management of PointBase would not result in profitable or break-even operations in the near future and the Company's investment had become impaired and, accordingly, the investment was written down to the estimated fair value of nil. In April 2003, the Company made an offer to acquire all of the issued and outstanding shares of PointBase. PointBase determined not to proceed with the transaction and, as a result, PointBase agreed to pay the Company an amount of $279,000 (U.S.$200,000) as consideration for the cancellation of the offer, which is included in other income for fiscal 2004. The Company ceased its efforts at that time to purchase PointBase as conditions at the time did not warrant further discussions. On December 18, 2003, the Company completed an agreement and plan of merger and acquired one hundred percent control of PointBase in a cash transaction valued at approximately $3.3 million at closing, with certain additional amounts which would have become payable contingent on future revenue or proceeds that could have been received in connection with the acquired business. DataMirror is accounting for the acquisition under the purchase method. The term during which the contingent consideration could have become payable expired in December 2004 with no additional payments becoming due. The losses from the Company's investment in PointBase were nil in fiscal 2004 compared to an equity loss of $2,081,000 and an impairment charge of $4,595,000 in fiscal 2003. The decrease was due to the investment in PointBase having been fully written off at October 31, 2002. See "Operating and Financial Review and Prospects -Acquisitions and Investments" section.

         On March 18, 2002, the Company announced its intention to make a take-over bid for all of the shares of Idion Technology Holdings Limited ("Idion"), a South African company listed on the JSE Securities Exchange ("JSE") under the symbol IDI, in a cash bid valued at $9.8 million. On April 18, 2002, the bid was increased to $18.9 million, and subsequently, on May 8, 2002, the bid was further increased to $30.4 million. On July 4, 2002, the Company closed its bid to acquire Idion, having not been successful in completing the take-over. At January 31, 2004, the Company owned approximately 48,269,000 or 42.61% of Idion's outstanding common shares acquired at a cost of $12,185,000. The Company announced on May 14, 2004 that it had sold all of its shares of Idion in a market trade executed through the facilities of the JSE. The Company sold 48,269,085 shares of Idion at a price of ZAR 2.10 per share. Based on the exchange rates on settlement (ZAR1=CDN.2025), the Company received net proceeds of CDN$19.9 million after brokerage and advisory fees, had a pre-tax gain of approximately CDN$7.6 million, and an after tax gain of CDN$6.3 million. See the "Operating and Financial Review and Prospects -Acquisitions and Investments" section.

         On January 7, 2003, the Company acquired the technology and certain related assets of SmartSales Inc., a developer of CRM solutions, in a cash transaction. The Company acquired current assets valued at $15,000, capital assets valued at $22,000 and technology valued at $362,000 for cash consideration of $399,000. The technology acquired was amortized over a term of one year.

         The Company will continue to pursue its strategy of developing and marketing software solutions that allow companies to integrate, protect, capture and audit their data. More enterprises are expected to recognize the importance of managing data for business intelligence, enterprise application integration and e-business applications in real-time. To establish and maintain useful databases for these purposes, data must be captured, transformed and flowed from the source databases that generate operational data to separate databases such as data warehouses or web servers in real-time. Competitive pressures are forcing more companies to be available to their customers 24 hours a day. Having key operational systems unavailable due to planned (system maintenance, upgrade or backup) or unexpected (hardware or communications failure) system outages is no longer acceptable. The U.S. Food and Drug Administration ("FDA") is requiring that all FDA-regulated firms provide electronic audit trails, also known as E-Records, for FDA examination. The Sarbanes-Oxley Act and other similar laws and regulations are driving customers to implement audit solutions on their financial systems and integration solutions to improve the speed and accuracy of the consolidation of financial results. The Company's integration, audit and protection solutions are designed to help companies address these needs.

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

B.   Business Overview

Description of Operations

         The Company designs, develops and markets software solutions for real-time data integration, protection and data audit. The Company's comprehensive family of products allows companies to capture, transform and flow data in real-time across multi-platform computing environments. The Company's software products provide business data integration, giving its customers the ability to keep corporate data integrated, distributed and available within enterprises and across the Internet. The Company's protection solutions provide disaster recovery and avoidance ensuring highly available 24/7 business operations under any circumstances. The Company's data audit solution allows companies to monitor, track and report on critical information stored in their databases to ensure the security of their data assets at all times. The Company's products are suited to such business applications as building and replenishing data warehouses, data distribution and workload balancing, e-commerce and the integration of e-business applications with operational and legacy systems, enterprise application integration ("EAI"), auditing and reporting on the integrity and security of data assets, mobile and remote data capture for ERP systems, high availability and back-up and recovery applications. The Company's PointBase solutions provide relational database products and synchronization solutions designed to help Java developers speed up and reduce the cost of developing Java applications and facilitate the integration of back office and legacy data information, Java and web applications.

         The Company derives its revenue from three main sources: sales of software licences, software maintenance and support agreements, and consulting and implementation services. Sales of software licences have historically been primarily on a direct basis to the Company's customers in North America, Asia Pacific and much of Europe, while also employing indirect sales channels, such as distributors and remarketers in these territories. The Company has reduced its direct selling team in Asia and expects to generate more revenue through indirect channels going forward. In Australia, South and Central America and certain European countries the Company sells mainly on an indirect basis through distributors or remarketers who may also provide customer support and service to end users. The Company sells single and multiple-year software maintenance and support agreements with the related software licences. These agreements are generally renewed on an annual basis after expiry of their initial term. Revenue from consulting and implementation services is derived primarily on a time and materials basis under a services agreement with the customer, which in some cases may be pre-billed with the related software licences.

         The Company's predecessor was incorporated in November 1993 as a software research and development firm focused on the problem of transformational data replication across various hardware and database platforms. Since the introduction of the Company's Transformation Server software in October 1994 as an IBM iSeries (AS/400) data replication product, the Company has commercially released several new versions and extensions of Transformation Server, extending its functionality to become a cross-platform transformational integration solution. Transformation Server now offers bi-directional data capture, transformation and flow to and from a variety of mid-range servers, mainframe processors and software databases including:
DB2/UDB running on IBM iSeries (AS/400), UNIX (HP, AIX, SUN), Linux and OS/390; Oracle databases running on UNIX (HP, AIX, SUN), Linux and Windows NT/2000 platforms; Sybase databases running on UNIX platforms; Microsoft SQL Server databases; XML data sources; PointBase Java databases, and flat files.

         The Company's major data protection product, High Availability Suite for IBM iSeries (AS/400) (also known as HA Suite), was first released in November 1998. HA Suite is an iSeries (AS/400) high availability solution that captures objects and database transactions from primary systems, mirrors them to one or more recovery systems, and invokes operational switching as required. HA Suite was complemented and enhanced in mid 1999 with the introduction of DataMirror iCluster software, an iSeries (AS/400) cluster management solution that includes a GUI to define nodes in a cluster, determine what data and objects are mirrored to specific nodes and monitor the entire cluster from a single station.

         The Company's major EAI product, DataMirror Constellar Hub, is an EAI solution which enables data movement, transformation and integration between a wide variety of mixed system environments. It supports over 40 data types and supports real-time, batch and message-oriented systems.

         The Company has also developed additional software products including iDeliver, a data integration product that delivers data from Transformation Server sources to Windows desktop data stores.

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

         During the past few years the Company has introduced the following newer versions of the following software products:

     1. Transformation Server Version 5.2. Released in September 2004, this product is the flagship data integration software solution of the Company and a core component of the Company's Integration Suite 2005. New and enhanced features include extended data apply options, Oracle redo log capture, role-based security, and enhanced platform support for IBM i5/OS V5R3 and Microsoft Windows 2003.

     2. iReflect Version 2.0. Released in December 2004, this is a high availability and data distribution solution for Oracle databases, which can be used for data protection, disaster avoidance and recovery and other business applications.

     3. iCluster Version 2.1. Released January 2005, version 2.1 enhances the Company's business continuity and disaster recovery software for IBM iSeries servers. This version provides fully integrated IASP mirroring, autonomic management features to self-protect and self-optimize business systems, performance auditing, and offers failover support for any combination of supported operating system versions.

     4. iCluster for EMC Symmetrix Version 2.1. Released January 2005, this data protection software for the IBM iSeries (AS/400) is closely integrated with EMC Corporation's system and storage replication solutions Symmetrix Remote Data Facility (SRDF(TM)) and TimeFinder(TM). This product increases application availability and workload distribution in EMC iSeries (AS/400) environments.

     5. iCluster for IBM TotalStorage(TM) Enterprise Storage Server(TM). DataMirror iCluster for IBM TotalStorage Enterprise Storage Server
          (ESS) is a single integrated software solution for highly available business operations in IBM eServer iSeries environments. iCluster for IBM ESS enables high levels of data and application protection for Storage Area Networks (SANs) running on IBM iSeries and ESS systems. iCluster for IBM ESS integrates with IBM's Advanced Copy functions, Peer-to-Peer Remote Copy (PPRC) and FlashCopy(R) to provide availability at the storage level, system level and application level.

     6. iDeliver Version 2.6. Released in November 2003 (as packaged with Pervasive Gateway version 3.1), this client-server product allows organizations to publish, filter, and replicate business critical information securely to their employees, business partners, and customers.

     7. Pervasive Gateway Version 3.1. Released in November 2003, this product is a client-server software solution that extends SAP functionality to remote users by allowing them to execute ERP transactions from mobile devices. Business applications of Pervasive Gateway include warehouse and shop floor operations, time and attendance, asset management, transportation management, service/sales force automation and CRM. The solution can be deployed on any DOS, Windows or Windows CE based computer or mobile device including industry standard PCs, PDAs, handheld computers and rugged portable computers for use in industrial settings. Transactions can be executed in on-line mode in near real-time or in batch-mode to support disconnected devices and network interruptions.

     8. DB/XML Transform Version 2.8. Released in October 30, 2003, this product is an engine for bi-directional replication and data transformation between XML, database and text formats.

     9. High Availability Suite Version 3.7. Released in November 2004, this product is a high availability and replication tool intended primarily for environments that want to replicate OS/400 files and objects to other systems for high availability, thereby ensuring data integrity.

     10. Transformation Server for Teradata Relational Database Management System Version 4.6. Released in September 2003, this product replicates data from supported databases to Teradata databases. Teradata is a relational, SQL compatible database, supported on Microsoft Windows and UNIX servers.

     11. Constellar Hub Version 3.7. Released April 2003, Constellar Hub provides a centrally managed, high-performance, scalable engine for data movement, data transformation and interface management across all enterprise applications. This product can access, transform, integrate, and deliver data using databases, messages queues, and flat files. Databases can be accessed through ODBC or Oracle networking, and structured data can be read from and written to MQ Series and Oracle AQ message queues, files accessible through the local file system, and files on remote systems accessible through FTP, HTTP, and other file transfer methods.

     12. LiveAudit. DataMirror's LiveAudit software creates an audit trail of changes made to information that is stored in relational format. The resulting audit trail is stored in a secure database for monitoring, analysis, and reporting purposes. LiveAudit is based on the Company's flagship Transformation Server product and can also be used for real-time data integration and consolidation.

     13. LiveConnector. An integration solution that enables information flow between CRM, ERP or packaged software applications. LiveConnector uses application-specific adapters to capture, transform and flow business transactions in real-time between various applications within the organization.

     14. PointBase Embedded Version 5.2. This product is a platform-independent, full-featured relational database written entirely in Java. It can be integrated directly within a Java application, making it transparent to the end user from time of deployment. It has a small footprint, provides comprehensive security and requires zero administration. Released in February 2005 Version 5.2 added per column statistics for improved cost estimates in the query optimizer, updateable cursors for index organized tables, and made index organization the default table organization.

     15. PointBase Micro Version 5.2. PointBase Micro is a platform-independent Java relational database optimized to run on the Java 2 Micro Edition (J2ME CDC and CLDC/MIDP) and J2SE platforms. It has an ultra-compact footprint and can be embedded within Java applications, making it transparent to users from the time of deployment. It supports a subset of standard SQL 92.

     16. PointBase UniSync Version 5.2. This product is implemented as a Java API that allows developers to easily synchronize data between databases residing on mobile platforms and corporate back-end databases. Released in February 2005, Version 5.2 improves PointBase UniSync by allowing multiple instances of a UniSync server to access a single database.


Principal Markets

         The Company operates in only one industry, the business of developing and marketing computer software products. The Company has two reportable segments, North America and Europe, based on the geographic location of its operations. The Company's geographical revenue distribution has been as follows:


FOR THE YEARS ENDED
                                                                   January 31,
                                                     2005              2004          2003
                                                     ----              ----          ----

        Canada                                        7.0%             7.8%           6.9%
        United States                                53.3             53.2           53.6
        United Kingdom                               16.8             17.4           18.7
        Germany                                       7.7              8.3            8.1
        Other                                        15.2             13.4           12.7
                                                    -----            -----          -----
                                                    100.0%           100.0%         100.0%
                                                    ======           =====          =====

         Additional information about the geographic segments of the Company's business is available in "Management's Discussion and Analysis of Financial Condition and Results of Operations", incorporated by reference herein, and in the Consolidated Financial Statements of the Company for the year ended January 31, 2005, Note 17, Segmented Information.

Seasonality

         Generally, the Company's sales are strongest in the calendar quarter ending December 31st and most of these sales are reflected in the Company's fourth fiscal quarter of each year. This seasonal factor is a result of common budgeting practices of customers and is reflective of the general seasonality of sales common to larger software sales in the industry.

Pricing and Licensing Practices

         A typical licensing transaction for most of the Company's two primary software products, including Transformation Server and iCluster, includes the purchase of at least two licences, one licence to act as a source utility for each of the computers from which the customer intends to replicate data, and one or more licences to act as a target utility for each computer to which the customer intends to replicate data. The Company often sells a customer additional licences or increased use licences as the implementation of a customer project proceeds or as a customer undertakes additional or expanded projects that require additional data and application integration capability across the enterprise.

         Following mid-range software industry practice, the Company's licence prices vary depending on a number of factors. The Company uses a pricing model that considers the operating system and relative size and processing capability of the computer hardware platform on which the software will operate and the location of the purchaser. In general, licence prices are higher for multiple processor and large-scale processor computer models than for small processors, and for UNIX, iSeries (AS/400) and OS/390 platforms than for Windows NT platforms. It is the Company's general practice to charge customers transfer or upgrade fees if they want to move licenced software from one platform to another.

         The standard U.S. dollar list pricing per licence for Transformation Server and iReflect, ranged from as low as U.S.$6,700 to U.S.$264,700 in fiscal 2005. DB/XML Transform licenses ranged in price from U.S.$11,800 to U.S.$35,400. LiveAudit sales in fiscal 2005 ranged from U.S.$5,000 to U.S$198,500. The fiscal 2005 price for a licence for HA Suite and iCluster ranged from U.S.$9,700 to U.S.$325,600. Production licences for Constellar Hub generally ranged from U.S.$31,100 to U.S.$387,600. Pervasive Gateway is a client-server solution. Pricing is based on the number of servers, the number of clients and the number of customised ERP transactions that a customer requires. The base price for a solution is approximately U.S.$78,750 and increases depending on the number of customised ERP transactions, the number of client licences required, and the power of the server on which the server components are installed.

         Licences for the Company's PointBase products are generally sold to be embedded or incorporated into original-equipment manufacturers ("OEM") products. Licence prices for the PointBase products are on a per copy basis with discounts for larger numbers of copies or on a percentage royalty basis for OEMs. Maintenance and support are offered on a pay-as-you go basis or on an annual enterprise basis. PointBase products are also sold through requests for licenced copies from PointBase's website.

Sales and Marketing

         The Company markets and sells licences for its software products primarily through its direct sales force in North America, Central and South America, and Europe. In addition to its direct sales activities, the Company also employs indirect sales channels, such as distributors and resellers, in North America, Central and South America, Europe, Asia and the Pacific rim. In Australia, and in certain European countries, the Company sells mainly on an indirect basis through distributors and resellers, who may also provide customer support and service to end users.

         The Company's direct sales staff consists of technically trained salespersons and engineers who serve customers' information systems and business management staffs. Direct sales and related support personnel are organized by designated regional sales territories and/or product line, each reporting directly to head office, in the case of the Americas, or DataMirror (Europe) head office in London, England, in the case of European sales. The Company's sales staff covers the North American market from its head office in Markham, Ontario and from branch offices in New York, New York; Chicago, Illinois; Santa Clara, California and Newport Beach, California. The Company's direct sales in Europe are conducted from the offices of DataMirror (UK) Limited in London, England, and European branch offices in Antwerp, Frankfurt and Paris.

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

Resellers and OEMs

         The Company has focused on establishing relationships with resellers who are well established and financially stable industry leaders. The following are some of the key resellers with which the Company has entered into reseller or original equipment manufacturer ("OEM") agreements within the past two fiscal years.

         In Fiscal 2005 the Company partnered with a growing number of Latin American resellers, consultants, and systems integrators to market, support and sell DataMirror data integration, audit and protection software solutions. These include GPStrategy Latin America, Red Columbia, Redes y Sistemas Integrados (Redsis), and TopManage Chile.

         In March 2004, the Company working with its UK partner Simpson Associates, successfully implemented DataMirror Transformation Server software for Trader Media Group for use with autotrader.co.uk. March 2004 also saw partner Andrews Consulting Group announce that its RapidDecision(TM) business intelligence solution which uses DataMirror Transformation Server is expanding to include support for BPCS, MAPICS, and PeopleSoft applications.

         In April 2004, the Company's PointBase division entered into an OEM agreement with Unify Corporation, a global enterprise software company. PointBase Embedded will be used in the Unify NXJ Design Center in which developers design and test applications for deployment on the Unify NXJ platform.

         In September 2004, the Company partnered with Tokyo-based General Business Kitakanto Solution Co. (GBKIT), a solutions provider and a division of Solpac Co. With that partnership, the Company and GBKIT will collaboratively sell localized DataMirror software solutions that meet the specialized needs of the Japanese market. The partnership will allow the Company to expand the reach of the Company's data integration, protection and auditing solutions into Japan. As a first step, DataMirror Transformation Server, LiveAudit and iCluster will be localized to support the double-byte character set used for Japanese language, which allows the Company's products to carry out integration, replication, and audit functions with original Japanese-formatted products and applications.

         In November 2004, the Company entered into a strategic partnership with BASF IT Services to address the need for updated and streamlined information technology processes in the process manufacturing industry. In that same month, the Company partnered with UK-based Apex Computers International to deliver the Company's real-time data integration and protection solutions to the UK.

         December 2004 saw the Company announce its partnering relationship with Realm Business Solutions (CTI Limited), a leading commercial real estate software provider. This partnership allows Realm to offer sophisticated real estate organizations a fast, secure and affordable real-time business intelligence solution and enable stakeholders to obtain timely information from relevant applications. This helps organizations make business decisions that are based on current information rather than outdated sources or error-prone spreadsheets.

         Fiscal year 2004 saw the Company enter into a number of reseller relationships that heightened the Company's reach in various parts of the world.

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

         Included among the key alliances that the Company entered into in the past three years are Symbian, where the Company joined in 2004 the Symbian Platinum Partner Program to support the growing market for smartphones, BEA Systems, where the Company joined the BEA Star Program to provide a BEA-READY
(TM) XML Solution, and Business Objects to help position the Company in the data integration marketplace.

         In October 2004, the Company entered into a sales and marketing alliance with Panorama Software, a leading innovator of high performance intelligence solutions for the Microsoft(R) Business Intelligence platform. The Company expects to combine its expertise with that of Panorama to help organizations realize more value from their information.

         The Company is also part of the Siebel Alliance Program and successfully validated the integration of the software portion of the LiveConnector version 2.0 packaged service with Siebel 2000. Siebel Systems, Inc. (Nasdaq: SEBL) is a leading provider of multichannel eBusiness applications software.

         The Company's iCluster software successfully completed interoperability testing with IBM's TotalStorage Enterprise Storage Server
(ESS) products and earned IBM TotalStorage Proven status. DataMirror iCluster for IBM ESS extends the capabilities of iCluster to enable the highest levels of data and application availability for Storage Area Networks (SANs) running on IBM iSeries and ESS systems.

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

Products

         The Company designs, develops and markets software solutions for real-time data integration, protection and data audit. The Company's products include:

Transformation Server

         DataMirror Transformation Server software is a flexible, high performance, peer-to-peer data integration solution that enables users to capture, transform and flow data in real-time throughout the enterprise and across the Internet. Transformation Server simplifies the process of working in environments with mixed IT systems. It enables users to easily and seamlessly move and share information in real-time among mixed system environments.

         Transformation Server provides bi-directional data integration among DB2/UDB running on IBM iSeries (AS/400), UNIX (HP, AIX, SUN), Linux, and OS/390; Oracle databases running on UNIX (HP, AIX, SUN), Linux and Windows NT/2000 platforms; Sybase databases running on UNIX platforms; Microsoft SQL Server databases; XML data sources; and PointBase Java databases. Flat file integration is also supported. The product's web-enabled Enterprise Administrator interface enables administration and auditing of a complex integration network from a single location. It also provides metadata management capabilities.

         With flexible data selection and filtering, built-in transformation and enhancement capabilities, and extended support for ODBC compliant subscriber systems, Transformation Server enables the Company's customers to deploy a wide range of business solutions including e-Business, real-time business intelligence, enterprise application integration, CRM and a host of other distributed data applications.

         Transformation Server licensing and related fees accounted for approximately 52% of the Company's overall revenue in fiscal 2005. The Company depends mainly on direct sales for revenue for its Transformation Server product, as such, the sale of this product is not dependent on indirect sales channels and calendar quarter seasonality to the same extent as the Company's HA Suite and iCluster products. See "Risk Factors - Dependence on Distribution Channels" and "Risk Factors - Seasonality".

iCluster and High Availability Suite

         The Company's data protection product line includes, High Availability Suite for IBM iSeries (AS/400) (also known as HA Suite), released in November 1998 and iCluster, released in 1999. HA Suite is an iSeries (AS/400) high availability solution that captures objects and database transactions from primary systems, mirrors them to one or more recovery systems, and invokes operational switching as required. HA Suite was complemented and enhanced with the introduction of DataMirror iCluster software, a high availability cluster management solution for a `cluster' or integrated network of IBM iSeries (AS/400) systems. HA Suite is comprised of the following four integrated components:

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

         A 'cluster' consists of an integrated network of iSeries (AS/400) systems (or nodes) that work together to provide seamless iSeries (AS/400) operations. If the node in a cluster that provides a service can no longer perform this role, operations are automatically switched to a designated backup node. To achieve this objective, objects and data must be replicated from the primary system to the backup node so that operations can be easily moved to this node. DataMirror iCluster software complements HA Suite for clustered iSeries servers. iCluster enables users to define nodes in a cluster, determine what data and other critical objects are mirrored to specific nodes and monitor the entire cluster from a single station. It also handles the data and object mirroring requirements of clustered high availability environments.

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

         DataMirror iReflect is a data protection and data distribution product designed for Oracle databases. iReflect is designed to reduce system downtime and disaster avoidance and recovery for Oracle environments and also distribute data between Oracle databases in real-time to solve a wide variety of business problems. iReflect uses intelligent database-level mirroring to provide a cost-effective solution to help businesses running Oracle distribute data. It mirrors Oracle database transactions from the primary system to the recovery system in real-time. The software also has the ability to detect primary system failure and invoke operational switching to enable highly available business operations in Oracle environments. iReflect supports log-based replication of Oracle databases.

         Customers generally can use DataMirror data protection products for 24/7 access to key databases, data distribution, disaster avoidance and recovery, minimizing the costs of both planned and unplanned downtime, enhancing service levels and promoting customer retention and loyalty, efficient distribution of data processing and workload balancing and ensuring the continuity of supply chains and e-Business environments.

         The licensing and other related fees for iCluster, iReflect and the Company's other data protection products accounted for approximately 36% of the Company's overall revenue in fiscal 2005.

LiveAudit

         LiveAudit is a software solution based on Transformation Server technology that allows organisations to monitor the security of their data assets and meet electronic records requirements imposed by regulators. For example, the electronic records regulations of the U.S. FDA require all FDA regulated companies to use computer-generated, time stamped audit trails to ensure the integrity of systems storing FDA-related records. LiveAudit captures historical database information and transactional details that would otherwise be overwritten. LiveAudit can track any changes made to an application database as well as the time the change was made and the identity of the user. LiveAudit can be deployed across a wide range of industries including financial services, healthcare, government, e-Business and retail to monitor and detect fraud, enhance security and accountability, and improve customer service levels.

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

Constellar Hub

         DataMirror Constellar Hub is an Oracle-based enterprise application integration tool that enables the movement, transformation and integration of data between heterogeneous system environments from a central point of control. With DataMirror Constellar Hub, organisations can integrate a wide variety of applications. It supports over 40 data types and supports real-time, batch and message-oriented systems. DataMirror Constellar Hub options include interfaces for Oracle Applications and PeopleSoft and connectors to MQSeries and SAP. The solution incorporates support for XML, HTTP and FTP to allow e-business transactions to be readily integrated with a company's other core systems including ERP and CRM applications.

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

Other Products

         The Company's other software products include:

         (i) iDeliver. A data integration product that delivers data from Transformation Server sources to Windows desktop data stores;
         (ii) Transformation Server for XML. An addition to DataMirror's Transformation Server software family, which enables companies to capture, transform and flow data in real-time to and from common database formats and XML;
         (iii) iCluster for EMC Symmetrix. An application-aware technology that is closely integrated with EMC Corporation's system and storage replication solutions Symmetrix Remote Data Facility (SRDF(TM)) and TimeFinder(TM). iCluster for EMC Symmetrix provides higher levels of application availability and workload distribution in EMC iSeries environments;
         (iv) DB/XML Transform. An engine for bi-directional data transformation between XML, database and text formats;
         (v) LiveConnector. An integration solution that enables information flow between CRM, ERP or packaged software applications. LiveConnector uses application-specific adapters to capture, transform and flow business transactions in real-time between various applications within the organization; and
         (vi) iCluster for IBM TotalStorage(TM) Enterprise Storage Server(TM). A single integrated software solution for highly available business operations in IBM eServer iSeries environments. iCluster for IBM ESS enables high levels of data and application protection for Storage Area Networks
                  (SANs) running on IBM iSeries and ESS systems.

Competition

Overview

         The Company competes in markets that are competitive, subject to and affected by changes in technology, product innovations and the actions of its competitors. Based on the variety of operating systems, databases and hardware platforms upon which the Company's products operate, the Company can expect a number of sources of competition. The primary sources of competition are:

     o Independent Software Vendors. A number of independent software vendors have developed integration and protection software products for a variety of databases and computer platforms, including platforms supported by the Company's products such as IBM DB2 on various platforms, Oracle, Sybase and SQL Server. These products may offer varying degrees of bi-directional replication capability, platform compatibility and continuous or periodic replication ability, and offer significant direct competition with the Company products including in particular Transformation Server, HA Suite, iCluster, iReflect, and Constellar Hub. As with hardware and database vendors described below, many of these independent software vendors are significantly larger than the Company and have significantly longer operating histories, greater financial resources and more market and brand recognition than the Company.

     o Hardware and Database Vendors. Many hardware and database vendors, including IBM, Microsoft, Oracle and Sybase, also offer integration and protection software products, either as stand-alone products or as a technological component of their hardware, operating system, database or other software products. Such products tend to be focused on the vendors' core hardware or database offerings, and generally do not offer the full range of functionality and cross-platform compatibility of the Company's products. Nevertheless, such products can and do pose significant competition for the Company's products. Many of these vendors are significantly larger than the Company and have significantly longer operating histories, greater financial resources and more market and brand recognition than the Company. If IBM, Microsoft, Oracle, Sybase or other leading vendors were to introduce, enhance or expand cross-platform data integration tools designed to move or integrate data rapidly and seamlessly among a wide variety of different databases and computer platforms, such tools could represent even more significant competition to the Company and to a wider range of the Company's products. IBM has announced plans to add heterogeneous replication to its Websphere Information Integration product. IBM has also acquired Ascential Software, a competitor to the Company in integration. Although the Company has participated in product alliance, joint marketing, product referral and other co-operative arrangements with such vendors, there is no guarantee that any such arrangements will be available or will continue in the future.

     o In-house Development. Many large business organisations have sizeable information systems departments and software development and programming staff. These organisations may choose to develop their own custom software for their internal integration, data protection and capture requirements. The Company has encountered, and expects to continue to face, competition for the sale of its products from such in-house development efforts.

Integration Software Market

         In the market for integration software, the Company's Transformation Server, iReflect and Constellar Hub products face competition from specific data replication software products, designed for use on many of the platforms between which Transformation Server and Constellar Hub function, including the following products from the following vendors:

         DB2 Data Propagator, Websphere Information Integrator, and Websphere MQ from IBM; Oracle Streams from Oracle; Sybase Replication Server from Sybase; SQL Replication (DTS) from Microsoft; Symbiator from Vision Solutions; Mimix Replicate1 from Lakeview Technology; GoldenGate Global Synchronization from GoldenGate; DataStage from Ascential (acquired by IBM); SharePlex from Quest; PowerCenter from Informatica/Striva; ETI-Extract from ETI; webMethods Integration Platform from webMethods; and integration solutions from SeeBeyond Technology.

         The Company tries to differentiate Transformation Server from competitive products by promoting the following product features and capabilities: (i) unique "Capture, Transform and Flow" architecture which provides the ability to deliver real-time, transaction based data integration solutions (ii) a peer-to-peer architecture (as opposed to hub-and-spoke or staging) facilitating high speed, high transaction throughput; (iii) a solution with minimal impact on operational business applications and systems with no changes required at the application level; (iv) rapid deployment with minimum requirement for programming or professional services; (v) diverse platform and database support; (vi) single Java-enabled GUI (Enterprise Administrator) which enables administration and operational control of Transformation Server across platforms and databases within the enterprise from a single point; and (vii) sophisticated Enterprise Administrator Monitor which provides "Visualization" of complex integration networks and allows the creation of user-defined network diagrams to monitor operations status and performance.

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

         There is no assurance that competitors will not add these or similar features to their products or that the Company will be successful in selling its products by promoting these features and differentiators.

Data Protection Software Market

         In the IBM iSeries (AS/400) market for data protection software, the Company's HA Suite and iCluster products compete against other system mirroring software products that are generally designed to move data and maintain a current back-up of an entire iSeries (AS/400) system on a second iSeries (AS/400), perform operational switchover in the event of system failure, and mirror all database activity as well as all non-database file and object activity. This market space has fewer, more readily identifiable direct competitors. The primary competitors are Lakeview Technology, who sell Mimix Suite and Vision Solutions, who sell Vision Suite. Both of these competitors have greater market share than the Company and have longer operating histories in the iSeries (AS/400) data protection market. Other products in this market include Echo2 from iTera and NOMAX from Maximum Availability. Newer entrants offer simple data protection solutions at lower prices and on preferred terms that has created pressure on pricing and margins.

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

         There is no assurance that competitors will not improve their products and services to respond to these differentiators or that the Company will be successful in selling its products by promoting these differentiators. IBM continues to add features to its database and operating systems that may make it easier for new entrants or customers to develop their own data protection solutions. IBM may also choose to offer its own data protection solution in the future.

         In the Oracle market for data protection software, the Company's iReflect product competes against other database replication software products that are generally designed to move data and maintain a current back-up of an entire Oracle database on a secondary system. The main competitor in this market space is Quest Software which sells its SharePlex product. The Company tries to differentiate the iReflect product from competitive products by promoting the following features and capabilities: (i) real-time log-based replication; (ii) DDL (Data Definition Language) Refresh and Mirroring support; (iii) Synch Check support; (iv) Master to Master support; and (v) high speed operational switching. There is no assurance that the Company will be successful in selling into this market. In addition, Oracle may add features to its database or the Oracle platform that make it easier for new entrants or customers to develop their own data protection solutions. Oracle may also choose to offer a data protection solution that competes directly with iReflect in the future.

Audit Software

         The Company's LiveAudit software was developed as an out-of-the-box solution to meet the electronic records requirements of the FDA. In particular, LiveAudit evolved from the need for a database auditing solution mandated by the FDA's 21 CFR Part 11 regulation, and by capitalizing on the Company's experience in the data integration market with the Company's data replication tool, Transformation Server. Both LiveAudit and Transformation Server can be activated on the same machines because they make use of the same data capture engines.

         The Company tries to differentiate the LiveAudit product in terms of its out-of-the-box, non-intrusive auditing capabilities as well as providing an auditing solution complete with integration functionality.

         The Company expects that competitors will also develop solutions for electronic records compliance. The Company also expects that existing providers of ERP solutions to regulated companies will add electronic records compliance features to their existing solutions.

Capture Software

         There are a number of competitors in the market for SAP mobile connectivity solutions including SAP. The Company tries to differentiate its Pervasive Gateway software in terms of: (i) its ability to function in both batch and on-line modes; (ii) its easy to use GUI interface; and (iii) its platform independence and the fact that it can be installed on common industry operating systems and mobile devices. There is no assurance that competitors will not improve their products and services to respond to these differentiators or that the Company will be successful in selling its products by promoting these differentiators.

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

PointBase Software

         There are a number of competitors to the Company's PointBase products in the Company's two main PointBase markets. Many of these competitors such as Oracle, Sybase, Microsoft and IBM are significantly larger than the Company. The competitors are different for each market as few competing product sets have the breadth of device support offered by PointBase. In the first market (the "Embedded Market"), customers build products with PointBase Micro and PointBase Embedded (including the server option) products as the database engines in those products. The main competitors in this market include IBM Cloudscape, DB2 UDB Express and Everyplace Editions; Microsoft Access and SQL Server; and Borland JDataStore. Some of these competing products are not 100% Java products and those vendors have a more complex manufacturing process as they produce different packages for each platform. In the second market (the "Mobile Market"), mobile professionals use PointBase Micro, PointBase Embedded, and PointBase UniSync to occasionally access corporate database or applications. The main competitors in this market are Sybase SQL Anywhere Studio, Oracle Lite, and IBM DB2 Everyplace. The Company tries to differentiate its PointBase database software in terms of (i) its 100% Java composition and (ii) its ability to support the Embedded Market and the Mobile Market with a single product set. There is no assurance that competitors will not improve their products and services to respond to these differentiators or that the Company will be successful in selling its products by promoting these differentiators.

Intellectual Property

         The Company regards its software as proprietary and attempts to protect it using copyright, trademark and trade secret laws, contractual provisions regarding confidentiality, non-disclosure and ownership of proprietary information and embedded software authorization routines. Despite these precautions, it may be possible for unauthorized third parties to copy certain portions of the Company's products and obtain and use information the Company regards as proprietary. In addition, there is a risk that third parties may assert infringement claims against the Company or its products. Shopplex.com Corporation carrying on business as Teilhard Technologies and Juxtacomm Technologies Inc. filed and served a Statement of Claim against the Company alleging infringement of a Canadian Patent (No. 2,241,767) and certain other related claims on July 15, 2004. By Order dated November 10, 2004, the Federal Court of Canada struck out all of the allegations of infringement in the Statement of Claim but provided the plaintiff with leave to amend. The Plaintiff filed an amended Statement of Claim and the Company filed and served the plaintiff with a motion to strike out the allegations of infringement again. The motion is scheduled to be heard on April 26, 2005. The Company believes the claims of infringement are without merit and intends to defend this matter vigorously. See "Risk Factors - Potential Infringement Liability".

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

Government Regulations

         A number of government regulatory issues will continue to influence the Company's products. Newer government regulations, such as the Sarbanes-Oxley Act ("SOX"), Basel II and the Patriot Act, are driving the need for live data stores that enable a real-time view of critical business operations.

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

         The LiveAudit product can also be used by companies looking to comply with the requirements of SOX. LiveAudit enables companies to monitor changes made to corporate information at the database level, and record these changes in another relational database for monitoring and detecting fraud and data tampering.

C.       Organizational Structure

         As at January 31, 2005, the Company had the following significant direct and indirect subsidiaries:


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


D.       Property, Plants and Equipment

         The Company's head office is located in a leased facility in Markham, Ontario, where the Company currently occupies approximately 67,222 sq. ft. of office space. The term for the leased premises was renewed on May 1, 2004 for an additional five year period. The Company leases private office space, generally on a short-term basis, for its sales and technical operations in Rolling Meadows, Illinois; Newport Beach, California; Santa Clara, California; and New York, New York. The Company's UK subsidiary occupies leased office space in London, England (expiry March 2006) and additional office space is leased for European branch offices in Antwerp, Belgium; Frankfurt, Germany; and Paris, France. Leases for the European offices are generally terminable on short-term notice. The Company believes that its existing facilities and offices are adequate to meet its immediate requirements and that additional space in similar facilities will be available to satisfy its requirements in the foreseeable future.


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.   Operating Results

COMPARISON OF FISCAL 2005 TO FISCAL 2004 AND FISCAL 2004 TO FISCAL 2003

         The following information should be read in conjunction with the audited Consolidated Financial Statements of the Company for the years ended January 31, 2005 ("Fiscal 2005"), January 31, 2004 ("Fiscal 2004"), and
January 31, 2003 ("Fiscal 2003") presented in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which are in all material respects in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), except as disclosed in Note 20 of the audited Consolidated Financial Statements. All amounts are stated in Canadian dollars unless otherwise noted.

OVERVIEW

         The Company designs, develops and markets software solutions that enable over 2,000 companies to integrate, protect, capture and audit their data.

SOURCES OF REVENUE

         The Company derives its revenue from three main sources: sales of software licences, software maintenance and support agreements and consulting and implementation services.

         The sales of software licences have historically been on a direct basis to the Company's customers in North America, Asia Pacific and most of Europe, while also employing indirect sales channels, such as distributors and remarketers in these territories. The Company recently began selling directly to customers in South and Central America in addition to its traditional use of indirect sales channels. In Asia-Pacific and certain European countries, the Company sells mainly on an indirect basis through distributors or remarketers who may also provide customer support and service to end users. During fiscal 2005, licence sales through indirect sales channels accounted for 22% of revenue, up slightly from 21% in fiscal 2004 and down slightly from 24% in fiscal 2003.

         The Company sells single and multiple year software maintenance and support agreements with the related software licences. These agreements are generally renewed on an annual basis after expiry of their initial term.

         Revenue from consulting and implementation services is derived primarily on a time and materials basis under a services agreement with the customer, which in some cases may be prebilled with the related software licences.

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

         Revenue Recognition. The Company's revenues are generated from the sale of software licences, software maintenance and support fees and services. Revenue is recognized in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition" issued by the American Institute of Certified Public Accountants ("AICPA") in October 1997 and amended by SOP 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2", issued in March 1998. Software licence revenue is recognized when persuasive evidence of an arrangement exists, the related products are shipped, there are no significant uncertainties surrounding product acceptance, the fees are fixed and determinable and collection is considered probable. Revenue from software maintenance and support agreements is recognized on a straight-line basis over the term of the related agreements. Revenue from services is comprised of consulting, training and installation fees and is recognized at the time the services are performed.

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

         Intangible Assets. The Company has intangible assets related to acquired technology and customer lists and trademarks. The determination of the related estimated useful lives and whether or not these assets are impaired involves significant judgments. In assessing the recoverability of these intangible assets, the Company must make assumptions regarding estimated future cash flows, market conditions and other factors to determine the fair value of the asset. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets not previously recorded. In fiscals 2005, 2004 and 2003, the Company did not record an impairment charge related to intangible assets.

         Goodwill. The Company has goodwill assets arising from business acquisitions which are comprised of the excess of amounts paid over the fair value of net identifiable assets acquired. The Company performs an annual assessment of the fair value of the businesses to which this goodwill relates. In assessing the fair value of these businesses, the Company must make assumptions regarding estimated future cash flows, market conditions and other factors to determine the fair value of the business. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets not previously recorded. In fiscal 2005, 2004, and 2003, the Company did not record an impairment charge related to goodwill.

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


                                                    For the Years Ended January 31,
                                                       (In thousands of CDN $)

                                                                   2005           2004(1)           2003(1)
                                                                   ----           -------           -------


        Revenue:
           Licence                                           $   22,520       $   29,087        $   33,223
           Maintenance                                           26,213           25,354            23,210
           Services                                               4,534            5,551             6,057
                                                             ----------       ----------        ----------
                                                                 53,267           59,992            62,490
                                                             ----------       ----------        ----------
           Cost of revenue:
           Licence                                                  249              234               239
           Maintenance and services                              11,862           11,389            12,605
                                                             ----------       ----------        ----------
                                                                 12,111           11,623            12,844
                                                             ----------       ----------        ----------
        Gross margin                                             41,156           48,369            49,646
                                                             ----------       ----------        ----------
           Operating expenses:
           Selling and marketing                                 19,653           20,524            21,289
           Research and development                              10,528            9,753            10,459
           General and administration                             8,803            7,946             8,812
           Stock-based compensation                                 410              512               286
           Amortization of intangibles                            2,951            3,098             2,740
                                                             ----------       ----------        ----------
              Total operating expenses                           42,345           41,833            43,586
                                                             ----------       ----------        ----------
        Operating income (loss)                                  (1,189)           6,536             6,060

        Investment income, net                                    1,008            1,146               611
        Gain on sale of investment                                7,611                0                 0
        Other income                                                  0              279                 0
        Gain (loss) from investment in PointBase, Inc.
           Impairment of equity investment                            0                0            (4,595)
           Equity loss                                                0                0            (2,081)
                                                             ----------       ----------        ----------
        Income (loss) before income taxes                         7,430            7,961                (5)
        Provision for income taxes                                1,641            2,788             2,434
                                                             ----------       ----------        ----------
        Net income (loss)                                    $    5,789       $    5,173        $   (2,439)
                                                             ==========       ==========        ==========


    (1) Comparative figures for the years ended January 31, 2004 and January 31, 2003 have been restated to reflect the effect of retroactive adoption of Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" of the Canadian Institute of Chartered Accountants handbook.

FISCAL YEAR ENDED JANUARY 31, 2005
COMPARED TO FISCAL YEAR ENDED JANUARY 31, 2004

REVENUE

         The Company's revenue is derived primarily from sales of licences for its software products. Licence sales accounted for 42.3% of total revenue in fiscal 2005 as compared to 48.5% in fiscal 2004. The Company expects that software licence revenues will continue to account for a substantial portion of its revenues for the foreseeable future. Licence revenue has historically been heavily dependent on the sale of Transformation Server and iCluster (a successor to High Availability Suite) software for use in connection with IBM iSeries (AS/400) platforms, and this trend continued in fiscal 2005, accounting for 64.9% of licence revenue, compared to 54.8% in fiscal 2004. The Company expects that its future success will continue to depend on its relationship with IBM and the success of the iSeries platform. The Company's sales of software relating to Unix platforms in fiscal 2005 represented 14.0% of licence revenue, down slightly as a percent of licence revenue from the 16.9% of licence revenue in fiscal 2004. There was a significant decrease in the Company's sales of software relating to MVS platforms in fiscal 2005 which accounted for 4.0% of fiscal 2005 licence revenue and which as a category shrank from 11.5% of fiscal 2004 licence revenue. Growth occurred in sales of software relating to Intel platforms which increased moderately from 16.8% of fiscal 2004 licence revenue to 17.1% of fiscal 2005 licence revenue.

         The Company sells single and multiple year software maintenance and support agreements with the related software licences. These agreements are generally renewed on an annual basis after expiry of their initial term. During fiscal 2005, 49.2% of the Company's revenue was derived from customer software maintenance and support contracts, compared to 42.3% of revenue in fiscal 2004.

         Revenue from consulting and implementation services is derived primarily on a time-and-materials basis under a services agreement with the customer, which in some cases may be prebilled with the related software licences. During fiscal 2005, revenue from services, which includes consulting, training and other services, accounted for 8.5% of revenue, compared to 9.3% in fiscal 2004.

         Licence. Licence revenue in fiscal 2005 was $22,520,000 compared to $29,087,000 in fiscal 2004, a decrease of 22.6%. The decrease in licence revenue in fiscal 2005 was attributable to several offsetting factors including the strengthening of the Canadian currency, price erosion due to competitive pressures in the iSeries High Availability marketplace, and slower than anticipated adoption of the Company's newer products such as iReflect and LiveAudit.

         Maintenance. Maintenance revenue in fiscal 2005 was $26,213,000 compared to $25,354,000 in fiscal 2004, an increase of 3.4%. This increase was a result of maintenance revenue generated by additional licence sales since the end of fiscal 2004 and the renewal of maintenance and support contracts for licence sales completed in prior periods, offset by the effects of the stronger Canadian currency.

         Services. Services revenue in fiscal 2005 was $4,534,000 compared to $5,551,000 in fiscal 2004, a decrease of 18.3%. This decrease was primarily due to the effects of the stronger Canadian currency and a decrease in demand for consulting services for the Company's Pervasive Gateway software.

         Geographical Distribution. The Company derives most of its sales revenue from international customers, with sales outside Canada usually denominated in U.S. dollars or European currencies including pounds sterling and Euros. For fiscal 2005, sales denominated in U.S. dollars and European currencies represented 58.7% and 34.3% of the Company's revenues respectively (for fiscal 2004, these were 58.8% and 33.5% respectively), while a significant portion of the Company's operating expenses are incurred in Canadian dollars and the Company reports its financial results in Canadian dollars. Accordingly, changes in exchange rates between the Canadian dollar and these foreign currencies can positively or negatively affect the Company's operating results. The Company has a policy of hedging a portion of its foreign currency denominated accounts receivable. Management recognizes that this policy can provide only short-term protection against a limited portion of the Company's currency exposure.

         The Company's geographical revenue distribution based on the customers' country of residence has been as follows:

      FOR THE YEARS ENDED
                                                          January 31,
                                                    2005              2004
                                                    ----              ----

        Canada                                       7.0%             7.8%
        United States                               53.3             53.2
        United Kingdom                              16.8             17.4
        Germany                                      7.7              8.3
        Other                                       15.2             13.4
                                                  -------          -------
                                                   100.0%           100.0%

         Transaction values in fiscal 2005 for sales of the Company's products have been as large as U.S.$680,000 (U.S.$2,440,000 in 2004), although the typical sale amount ranged from U.S.$70,000 to U.S.$100,000. No single customer accounted for more than 0.9% of revenue in fiscal 2005 (3.4% in fiscal 2004), and no single industry accounted for more than 29.2% of licence revenue in fiscal 2005 (24.7% in fiscal 2004).

COST OF REVENUE

         Licence. Cost of licence revenue consists primarily of duplication, media, packaging and shipping expenses. For fiscal 2005, costs of licence revenue were $249,000 (1.1% of licence revenue), relatively unchanged from $234,000 (0.8% of licence revenue) for fiscal 2004.

         Maintenance and Services. Costs of maintenance and services revenue consist primarily of the salary and related costs of providing those services. For fiscal 2005, costs of maintenance and services revenue were $11,862,000 (38.6% of maintenance and service revenue) compared to $11,389,000 (36.9% of maintenance and services revenue) for fiscal 2004. The gross margin on maintenance and services revenue improved significantly, as the Company realized economies of scale in the cost of providing support to its growing customer base.

OPERATING EXPENSES

         Due to the nature of the Company's business, salary and other headcount related costs comprise a large portion of the Company's operating expenses. To assist the reader to properly understand the Company's operating expense trends, a summary of the ending and average headcount by department for fiscal 2004 and fiscal 2005 follows (See "Fiscal Year Ended January 31, 2004 Compared to Fiscal Year Ended January 31, 2003" for a comparison of fiscal 2004 and fiscal 2003).


                  -----------------------------------------------------------
                  Ending Headcount
                  at January 31,
                                                      2005            2004
                                                  ---------------------------

                  Selling and Marketing                122             168
                  Research & Development                69              91
                  General & Administrative              41              40
                  ------------------------------------------------------------
                  Total                                232             299
                  ------------------------------------------------------------

                  -----------------------------------------------------------
                  Average Headcount for the
                  Fiscal Year Ended January 31,
                                                  2005               2004
                                             --------------------------------

                  Selling and Marketing           151                 155
                  Research & Development           80                  84
                  General & Administrative         41                  40
                  -----------------------------------------------------------
                  Total                           272                 279
                  -----------------------------------------------------------


         Selling and Marketing. Selling and marketing expenses include expenses for sales commissions, salaries, advertising, tradeshows, promotional materials and other selling and marketing related activities. For fiscal 2005, these expenses totalled $19,653,000 (36.9% of revenue), down slightly in dollar amount from $20,524,000 (34.2% of revenue) for fiscal 2004. The decrease is due primarily to reduced travel, the effect of a reduction of the average headcount in this area, as well as the impact of the stronger Canadian currency on the Company's U.S. and European expenses. Management expects selling and marketing expenses to increase in fiscal 2006 as the Company expands its sales and marketing activities.

         Research and Development. Research and development expenses include only salaries and other direct costs associated with the development of new products and are net of related investment tax credits. Research and development expenses were $10,528,000 (19.8% of revenue) for fiscal 2005, up slightly from $9,753,000 (16.3% of revenue) for fiscal 2004 due mainly to the addition of the PointBase research and development team in late December 2003 and a decrease in the amount of investment tax credits recognized during the year. The Company applies for investment tax credits from both the Canadian federal and provincial tax authorities relating to amounts expended on scientific research and development. During fiscal 2005, $141,000 ($806,000 in fiscal 2004) in investment tax credits were applied to reduce operating expenses. The amount of investment tax credits recorded represents management's best estimate based on its interpretation of current legislation. However, the Canada Revenue Agency has not yet assessed all the federal claims and, therefore, the amount ultimately received could be materially different than the amount recorded.

         General and Administration. General and administration expenses consist primarily of administrative salaries, rent, recruiting costs and professional fees. For fiscal 2005, general and administration expenses were $8,803,000 (16.5% of revenue) compared to $7,946,000 (13.2% of revenue) for fiscal 2004, an increase due mainly to the additional administrative expenses assumed as a result of the acquisition of PointBase in December 2003 and an increase in professional and other governance related fees.

         Stock-based compensation. In November 2003, the CICA made changes to
Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", requiring equity instruments awarded to employees be measured and expensed using the fair value method. The main impact for the Company is to record compensation expense relating to the award of stock options to employees that the Company had previously chosen to disclose.

The Company has adopted these changes effective February 1, 2004 on a retroactive basis with a restatement of prior periods. This change resulted in a decrease to net income of $512,000 for the year ended January 31, 2004 and $286,000 for the year ended January 31, 2003, and an increase to deficit and increase to contributed surplus of $798,000 as at January 31, 2004. There was no effect on retained earnings at February 1, 2002.

For fiscal 2005, stock-based compensation was $410,000 compared to $512,000 for fiscal 2004. This decrease was due to options that expired in fiscal 2004 and were partly offset by the additional expense from options issued during fiscal 2005.

         Amortization of Intangibles. For fiscal 2005, amortization of intangibles was $2,951,000 compared to $3,098,000 for fiscal 2004. The decrease of $147,000 from fiscal 2004 is due to certain technologies becoming fully-amortized during the year, offset by additional amortization of technology acquired late in fiscal 2004.

INVESTMENT INCOME, NET

         Investment income, net includes interest on cash equivalents, short-term investments and other investment income net of interest expense on long-term liabilities and lease obligations. In fiscal 2005, net investment income was $1,008,000 compared to $1,146,000 in fiscal 2004. This decrease is primarily due to a decrease in interest rates earned on invested funds, offset by an increase in average invested cash balances resulting mainly from the funds received when the Company sold its investment in Idion Technology Holdings Limited ("Idion") in May 2004.

GAIN ON SALE OF INVESTMENT

In May 2004 the Company was successful in selling its investment in Idion for net proceeds of $19,894,000, resulting in a gain on sale of $7,611,000.

INCOME TAX EXPENSE

         During fiscal 2005, the Company recorded an income tax provision of $1,641,000 as compared to a provision of $2,788,000 in fiscal 2004.

         The combined basic Canadian federal and provincial tax rate used in determining the income tax provision for fiscal 2005 was 36.1%, compared to a rate of 36.6% for fiscal 2004.

         The income tax provision is different from the amount calculated by applying this tax rate to the income before income taxes, due to a combination of factors including: the gain on the sale of the investment in Idion being partly non-taxable, a portion of the amortization of intangibles being non-deductible for tax purposes, stock-based compensation and certain other expenses being non-deductible for tax purposes, the inability to benefit from certain foreign tax losses incurred during the year, the effect of foreign tax rates, the manufacturing and processing tax deduction, and the effect of the rate changes on future taxes.

         The Company has foreign non-capital loss carryforwards of approximately $3,749,000 which have no expiry date and $3,106,000 which expire at various times over 20 years. A valuation allowance has been recognized for all but $161,000 of the losses.

NET INCOME (LOSS)

         In fiscal 2005, the Company recorded net income of $5,789,000 ($0.53 per share) as compared to $5,173,000 ($0.46 per share) in fiscal 2004. This improvement in profitability was achieved largely through the gain recognized on the sale of the Company's investment in Idion as the pressure of the strengthening Canadian dollar on the Company's operations caused the level of operating profits to drop significantly, particularly in the first half of the year.

FISCAL YEAR ENDED JANUARY 31, 2004
COMPARED TO FISCAL YEAR ENDED JANUARY 31, 2003

REVENUE

         The Company's revenue is derived primarily from sales of licences for its software products. Licence sales accounted for 48.5% of total revenue in fiscal 2004 as compared to 53.2% in fiscal 2003. The Company expects that software licence revenues will continue to account for a substantial portion of its revenues for the foreseeable future. Licence revenue has historically been heavily dependent on sales of Transformation Server and iCluster (a successor to High Availability Suite) software for use in connection with IBM iSeries (AS/400) platforms, and this trend continued in fiscal 2004, accounting for 54.8% of licence revenue, a drop compared to 66.5% in fiscal 2003. The Company expects that its future success will continue to depend on its relationship with IBM and the success of the iSeries platform. The Company's sales of software relating to Unix platforms in fiscal 2004 was 16.9% of licence revenue, relatively unchanged as a percent of licence revenue from the 16.5% of licence revenue in fiscal 2003. There was a significant increase in the Company's sales of software relating to MVS platforms in fiscal 2004 which accounted for 11.5% of fiscal 2004 licence revenue and which as a category grew 3.2% from fiscal 2003 licence revenue. Growth also occurred in sales of software relating to Intel platforms which increased moderately from 13.8% of fiscal 2003 licence revenue to 16.8% of fiscal 2004 licence revenue.

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

         Licence. Licence revenue in fiscal 2004 was $29,087,000 compared to $33,223,000 in fiscal 2003, a decrease of 12.4%. The decrease in licence revenue in fiscal 2004 was attributable to several offsetting factors, with the increased revenue from new products such as iReflect and LiveAudit and increased demand for the Company's mainframe data integration solutions being more than offset by factors such as the strengthening of the Canadian currency, increased price pressure from competitors in the iSeries High Availability marketplace and the effects of global political events on the North American, European and Middle East markets.

         Maintenance. Maintenance revenue in fiscal 2004 was $25,354,000 compared to $23,210,000 in fiscal 2003, an increase of 9.2%. This increase was a result of maintenance revenue generated by additional licence sales since the end of fiscal 2003 and the renewal of maintenance and support contracts for licence sales completed in prior periods, partially offset by the effects of the stronger Canadian currency.

         Services. Services revenue in fiscal 2004 was $5,551,000 compared to $6,057,000 in fiscal 2003, a decrease of 8.4%. This decrease was primarily due to the effects of the stronger Canadian currency.

         Geographical Distribution. The Company derives most of its sales revenue from international customers, with sales outside Canada usually denominated in U.S. dollars or European currencies including pounds sterling and Euros. For fiscal 2004, sales denominated in U.S. dollars and European currencies represented 58.8% and 33.5% respectively of the Company's revenues (for fiscal 2003, these were 58.9% and 34.2% respectively), while a significant portion of the Company's operating expenses are incurred in Canadian dollars and the Company reports its financial results in Canadian dollars. Accordingly, changes in exchange rates between the Canadian dollar and these foreign currencies can positively or negatively affect the Company's operating results. The Company has a policy of hedging a portion of its foreign currency denominated accounts receivable. Management recognizes that this policy can provide only short-term protection against a limited portion of the Company's currency exposure.

         The Company's geographical revenue distribution based on the customers' country of residence has been as follows:

      FOR THE YEARS ENDED
                                                            January 31,
                                                        2004              2003
                                                        ----              ----

        Canada                                           7.8%             6.9%
        United States                                   53.2             53.6
        United Kingdom                                  17.4             18.7
        Germany                                          8.3              8.1
        Other                                           13.4             12.7
                                                      --------        --------
                                                       100.0%           100.0%
                                                      ========        ========

         Transaction values in fiscal 2004 for sales of the Company's products have been as large as U.S.$2,440,000 (U.S. $1,400,000 in fiscal 2003), although the typical sale ranged from U.S.$70,000 to U.S.$100,000. No single customer accounted for more than 3.4% of revenue in fiscal 2004 (1.8% in fiscal 2003), and no single industry accounted for more than 24.7% of licence revenue in fiscal 2004 (23.3% in fiscal 2003).

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


                   -----------------------------------------------------------
                   Ending Headcount
                   at January 31,
                                                     2004             2003
                                                --------------    ------------

                   Selling and Marketing             168             151
                   Research & Development             91              82
                   General & Administrative           40              43
                   ----------------------------------------------------------
                   Total                             299             276
                   ----------------------------------------------------------

                   -----------------------------------------------------------
                   Average Headcount for the
                   Fiscal Year Ended January 31,
                                                   2004              2003
                                              -------------      -------------

                   Selling and Marketing           155               166
                   Research & Development           84                92
                   General & Administrative         40                45
                   -----------------------------------------------------------
                   Total                           279               303
                   -----------------------------------------------------------


         Selling and Marketing. Selling and marketing expenses include expenses for sales commissions, salaries, advertising, tradeshows, promotional materials and other selling and marketing related activities. For fiscal 2004, these expenses totaled $20,524,000 (34.2% of revenue), down slightly in dollar amount from $21,289,000 (34.2% of revenue) for fiscal 2003. The decrease is due primarily to reduced travel, a reduction of the average headcount in this area, as well as the impact of the stronger Canadian currency on the Company's U.S. and European expenses. Management expects selling and marketing expenses to increase in fiscal 2005 as the Company expands its sales and marketing activities.

         Research and Development. Research and development expenses include only salaries and other direct costs associated with the development of new products and are net of related investment tax credits. Research and development expenses were $9,753,000 (16.3% of revenue) for fiscal 2004, down slightly from $10,459,000 (16.7% of revenue) for fiscal 2003 due mainly to a reduction in average headcount in research and development from fiscal 2003 to fiscal 2004 and an increase in the amount of investment tax credits recognized during the year. The Company applies for investment tax credits from both the Canadian federal and provincial tax authorities relating to amounts expended on scientific research and development. During fiscal 2004, $806,000 ($590,000 in fiscal 2003) in investment tax credits were applied to reduce operating expenses. The amount of investment tax credits recorded represents management's best estimate based on its interpretation of current legislation. However, the Canada Revenue Agency has not yet assessed all the federal claims and, therefore, the amount ultimately received could be materially different than the amount recorded.

         General and Administration. General and administration expenses consist primarily of administrative salaries, rent, recruiting costs and professional fees. For fiscal 2004, general and administration expenses were $7,946,000 (13.2% of revenue) compared to $8,812,000 (14.1% of revenue) for fiscal 2003, a decrease of 9.8%. The Company initiated a series of cost saving measures during fiscal 2004 with the goal of increasing operating profitability which, combined with a reduction in overhead expenses as a result of the headcount reductions and the impact of the stronger Canadian currency on the Company's U.S. and European expenses, resulted in this reduction.

         Stock-based compensation. In November 2003, the CICA made changes to
Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", requiring equity instruments awarded to employees be measured and expensed using the fair value method. The main impact for the Company is to record compensation expense relating to the award of stock options to employees that the Company had previously chosen to disclose.

         The Company has adopted these changes effective February 1, 2004 on a retroactive basis with restatement of prior periods. This change resulted in a decrease to net income of $512,000 for the year ended January 31, 2004 and $286,000 for the year ended January 31, 2003, and an increase to deficit and increase to contributed surplus of $798,000 as at January 31, 2004. There was no effect on retained earnings at February 1, 2002.

         For fiscal 2004, stock-based compensation was $512,000 compared to $286,000 for fiscal 2003. This increase was due to the additional expense from options issued during fiscal 2004.

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

LOSSES FROM INVESTMENT IN POINTBASE, INC.

         In June 2002, PointBase started a downsizing of its business, with the intent of achieving break-even operations in the short term. In October 2002 it became apparent that these measures would not result in profitable or break-even operations in the near future and the Company's investment had become impaired and, accordingly, the investment was written down to the estimated value of nil. The loss from the Company's investment in PointBase was nil in fiscal 2004 compared to an equity loss of $2,081,000 and an impairment charge of $4,595,000 in fiscal 2003. The decrease was due to the investment in PointBase having been fully written off at October 31, 2002. The Company acquired the remaining shares of PointBase in December 2003 as outlined in the "Acquisition and Investments" section of this document.

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

NET INCOME (LOSS)

         In fiscal 2004, the Company recorded net income of $5,173,000 ($0.46 per share) as compared to a loss of $2,439,000 ($(0.21) per share) in fiscal 2003. This marked improvement in profitability was achieved despite pressures on revenue caused by the stronger Canadian currency and generally weaker global economic conditions, by increasing the gross margin on maintenance and services through operating efficiencies in providing those services, by reducing operating expenses through headcount reductions and by continued focus on controlling non-headcount operating costs, together with an increase in investment income due to higher invested cash balances and the elimination of losses from the investment in PointBase.

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

         In fiscal 2005, the North American segment (which includes the Company's Asia Pacific operations, which are currently not significant) had total revenue of $35,021,000 compared to $39,918,000 in fiscal 2004, a decrease of 12.3%. The drop in revenue was largely caused by the effect on revenue of the stronger Canadian dollar which dramatically impacted the U.S. dollar based North American revenue, as well as price erosion due to competitive pressures in the iSeries High Availability marketplace and slower than anticipated adoption of the Company's newer products such as iReflect and LiveAudit. During that same period, the North American segment had an operating loss of $2,149,000 compared to operating income of $3,732,000 in fiscal 2004, with the reduction in operating profitability of $5,881,000 being caused mainly by the revenue decrease with a slight impact from the increase in operating expenses caused by the acquisition of PointBase in December 2003.

         Revenues from the European segment were $18,246,000 in fiscal 2005 compared to $20,074,000 in fiscal 2004, a decrease of 9.1% due mainly to price erosion due to competitive pressures in the iSeries High Availability marketplace and slower than anticipated adoption of the Company's newer products such as iReflect and LiveAudit. During that same period, European segment operating income was $960,000 compared with $2,804,000 in fiscal 2004, a decrease of $1,844,000 due mainly to the revenue decreases.

ACQUISITIONS AND INVESTMENTS

         As at April 18, 2005, there are no proposed asset or business acquisitions or dispositions that the Company's board of directors or senior management have made a decision to proceed with. The following is a description of certain completed acquisitions by the Company since February 1, 2000 and their impact on the Company in fiscal 2004 and 2005.

         On December 18, 2003, the Company completed an agreement and plan of merger and acquired one hundred percent control of PointBase, Inc. in a cash transaction valued at approximately $3,300,300 at closing, with certain additional amounts which would have become payable contingent on future revenue or proceeds that could have been received in connection with the acquired business. DataMirror is accounting for the acquisition under the purchase method. The term during which the contingent consideration could have become payable expired in December 2004 with no additional payments becoming due.

         On January 7, 2003, the Company acquired the technology and certain related assets of SmartSales Inc., a developer of CRM solutions, in a cash transaction. The Company acquired current assets valued at $15,000, capital assets valued at $22,000 and technology valued at $362,000 for cash consideration of $399,000. The technology acquired is being amortized over a term of one year.

         On March 18, 2002, the Company announced its intention to make a take-over bid for all of the shares of Idion, a South African company listed on the JSE Securities Exchange ("JSE") under the symbol IDI, in a cash bid valued at $9,800,000. On April 18, 2002, the bid was increased to $18,900,000, and subsequently, on May 8, 2002, the bid was further increased to $30,400,000. On July 4, 2002, the Company closed its bid to acquire Idion, having not been successful in completing the take-over. At January 31, 2004, the Company owned approximately 48,269,000 or 42.61% of Idion's outstanding common shares acquired at a cost of $12,185,000. On January 31, 2004, shares of Idion were trading at approximately Cdn. $0.41 per share, which would indicate a market value of $19,927,000 for the Company's investment at that date. The ownership of 1,119,000 shares of Idion had been subject to a dispute between the Company and a broker acting on behalf of persons related to the CEO of Idion. In May 2003 this dispute was settled in favour of the plaintiff and as a result the Company returned the disputed shares to the broker for the original consideration of approximately $312,000. The cost of these shares had previously been included in the investment on the Company's balance sheet at January 31, 2003. The investment in Idion was accounted for using the cost method, as the Company did not have significant influence over the affairs of Idion and cannot obtain adequate financial information from Idion to enable the Company to account for its investment in Idion using the equity method. During the twelve months ended December 31, 2003, Idion incurred a net loss of approximately U.S. $554,000. The Company announced on May 14, 2004 that it had sold all of its shares of Idion in a market trade executed through the facilities of the JSE. The Company sold 48,269,085 shares of Idion at a price of ZAR 2.10 per share. Based on the exchange rates on settlement (ZAR1=CDN.2025), the Company received net proceeds of CDN$19.9 million after brokerage and advisory fees, had a pre-tax gain of approximately CDN$7.6 million, and an after tax gain of CDN$6.3 million. The Company believes that the sale of the Company's shares in Idion allowed both companies to move forward and concentrate on executing their respective business plans.

         Effective September 1, 2000, the Company acquired certain assets and liabilities of Constellar Corporation, a company engaged in the business of developing and marketing computer software products. The acquisition has been accounted for under the purchase method of accounting. As part of the purchase agreement, further cash payments of up to U.S. $3,000,000 were payable contingent on certain revenue targets being generated from the acquired technology during the three-year period ending August 31, 2003. In November 2001, a payment of $724,000 was made in payment of contingent consideration of $856,000 for the period ended August 31, 2001 less a holdback of $132,000 related to assets purchased which were not realized. The additional contingent payment has been added to the value of the technology acquired, bringing the total value of technology acquired to $12,382,000. No payment of contingent consideration was due for the periods ended August 31, 2002 and August 31, 2003.

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

B.   Liquidity and Capital Resources

         Since its inception, the Company has financed its cash requirements from the sale of equity securities, funds provided by shareholders, bank lines of credit, long-term debt and capital lease financing. In December 1996 the Company completed an initial public offering of 2,000,000 common shares for net proceeds of $9,377,000, and in September 1997 raised net proceeds of $15,721,000 through the issue of 1,600,000 special warrants (subsequently converted into 1,600,000 common shares). In April 2000, the Company raised net proceeds of $34,151,000 through the issuance of 1,305,000 common shares. The proceeds from these financings were used for general corporate purposes, including research and development of new products and technologies, expansion of the Company's sales and marketing organization and activities, for working capital, and for acquisitions.

         As at January 31, 2005 the Company had cash, cash equivalents and short-term investments of $57,436,000, compared to $42,006,000 at the end of fiscal 2004. The increase in cash, cash equivalents and short-term investments was primarily due to increased cash flow from operations and cash received from the sale of the Company's investment in Idion less funds used to repurchase shares under the Company's normal course issuer bid. For the year ended January 31, 2005, cash flow from operations was $4,959,000, a decrease of $5,204,000 over cash flow from operations of $10,163,000 in fiscal 2004 due mainly to a decrease in the level of operating profitability. The Company's investing activities consisted primarily of purchases of capital assets and transactions regarding the Company's investment in Idion. During fiscal 2005, capital expenditures of $874,000 ($1,190,000 in fiscal 2004) were financed internally and none were financed under capital lease facilities. Capital assets acquired were primarily computer hardware and software utilized in research and development activities and leasehold improvements to the Company's head office facilities. The Company expects that its capital expenditures will increase in support of higher levels of research and development activities and as its sales and administration employee base grows. Financing activities during the year consisted of capital lease payments and share capital transactions. During fiscal 2005 the Company used $9,223,000 ($3,987,000 in fiscal 2004) in cash to repurchase 898,400 (317,500 in fiscal 2004) of its common shares under a normal course issuer bid and raised an additional $804,000 ($1,779,000 in fiscal 2004) through the issuance of 89,414 (221,310 in fiscal 2004) common shares pursuant to the Company's stock option plans.

         The Company has available short-term bank credit facilities of $3,000,000 bearing interest at the prime rate plus 0.5% and (pound)150,000 ($350,000) bearing interest at the prime rate in the United Kingdom plus 3.00%. Under a general security agreement and a source code escrow agreement, all of the Company's assets, including the source code for the Company's software, are pledged as collateral for these credit facilities. As at January 31, 2005 there was no outstanding indebtedness under these credit facilities other than letters of credit of $170,000 ($181,000 in fiscal 2004). Management believes that its current cash, cash equivalents and short-term investments together with continued positive cash flow from operations will be adequate to fund the Company's short-term financial requirements with the exception of acquisition related cash requirements. The Company's short-term financial requirements may increase substantially in the event the Company makes any significant acquisitions. Short-term financial requirements related to acquisitions may include direct and indirect costs including restructuring and other expenses related to integrating and refinancing the acquired business. In the short-term, the Company does not plan on making any acquisitions that would result in short-term financial requirements exceeding the sources of cash described above. In the long-term, the Company may finance its long-term requirements from the sale of equity securities, by borrowing under bank lines of credit, by issuing long-term debt or by entering into capital lease financing arrangements.

         On February 8, 2005, the Company announced a substantial issuer bid (the "Bid") under which it indicated its intention to purchase for cancellation up to 2,000,000 of its Common Shares (subject to increase to avoid the creation of odd-lots as a result of proration) at a price of not less than $8.50 and not more than $10.00 per Common Share. The Bid was made by way of a Dutch auction tender, which provided shareholders with the opportunity to specify the price at which they were willing to sell their Common Shares. The actual purchase price of $10.00 per Common Share, which was announced on March 22, 2005, was determined through an auction mechanism and was the lowest price within the price range at which the Company could purchase 2,000,000 of its Common Shares. Common Shares tendered at or below $10.00 (subject to prorating and disregarding fractions and odd-lots) were purchased at $10.00 and immediately cancelled. A total of 2,002,039 Common Shares were purchased for cancellation which includes additional shares purchased by the Company so as to avoid the creation of odd-lots as a result of proration. After giving effect to the repurchase and cancellation on March 29, 2005, there remained approximately 8,554,802 outstanding Common Shares of the Company. The total purchase price including the costs associated with the offer was approximately $20,620,000, and will be accounted for as a reduction in share capital of $11,432,000 and a charge to retained earnings (deficit) of $9,188,000.


NEW ACCOUNTING RECOMMENDATIONS

     (i) U.S. GAAP

         As permitted by Statement 123 "Accounting for Stock-Based Compensation", the Company currently accounts for share-based payments to employees using APB 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee options under U.S. GAAP. In December 2004, an amended Statement 123 "Share-Based Payment" ("Statement 123(R)") was issued, which requires all share-based payments to employees to be recognized in the income statement based on their fair value.

         The Company expects to adopt Statement 123(R) for U.S. GAAP purposes on August 1, 2005. While Statement 123(R) requires, on a prospective basis, the recognition of compensation cost for all employee awards that are outstanding and unvested on the effective date, the Company is permitted to choose whether it restates prior periods. The Company is currently reviewing these alternatives and has not yet determined the methodology for implementation.

         The impact of adopting Statement 123(R) cannot be predicted at this time because it will depend on the levels of share-based payments granted in the future, however, had the Company adopted Statement 123(R) in prior periods, the impact would have approximated the impact of Statement 123 as described in the disclosure of proforma net income (loss) and earnings (loss) per share in note 20 (d) to the consolidated financial statements.

         The Financial Accounting Standards Board issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("Interpretation 46") in December 2003. Similar to AcG-15 in Canadian GAAP, Interpretation 46 provides criteria and guidelines to determine whether an entity is a variable interest entity to the Company for consolidation purposes. The Company has reviewed its policies and determined that there is no impact on the consolidated financial statements as a result of the Company adopting these pronouncements.

    (ii) Canadian GAAP

         In November 2003, the CICA made changes to Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", requiring equity instruments awarded to employees be measured and expensed using the fair value method. The main impact for the Company is to record compensation expense relating to the award of stock options to employees that the Company had previously chosen to disclose.

         The Company has adopted these changes effective February 1, 2004 on a retroactive basis with restatement of prior periods. This change resulted in a decrease to net income of $512,000 for the year ended January 31, 2004 and $286,000 for the year ended January 31, 2003, and an increase to deficit and increase to contributed surplus of $798,000 as at January 31, 2004. There was no impact on retained earnings at February 1, 2002.

         In March 2003, the CICA issued handbook section 3110, "Asset Retirement Obligations". The new standard establishes the requirement for the recognition, measurement and disclosure of the legal and contractual obligations for the retirement of long-lived assets. The standard requires that the fair value of the liabilities related to the asset retirement be recognized in the period in which they are incurred. The liability is accreted over time through periodic changes to income. In addition, the asset retirement cost is capitalized as part of the carrying value of the related long-lived assets and depreciated over the asset's useful life. The adoption of section 3110, effective February 1, 2004, had no financial impact on the Company.

         In November 2001, the Accounting Standards Board ("AcSB") approved AcG-13, an accounting guideline establishing conditions which must be satisfied in order to apply hedge accounting. The Company adopted these guidelines effective February 1, 2004. There was no impact on the Company upon adoption of this guideline.


C.   Research and Development

         The Company has made significant investments in product development over the past few years, including introducing several new internally-developed software products and adding features and integrating acquired technologies into existing products. The Company incurred research and development expenses (before investment tax credits) of $10,528,000 for the twelve months ended January 31, 2005, $9,753,000 for the twelve months ended January 31, 2004, and $10,459,000 for the twelve months ended January 31, 2003. Such expenditures constituted approximately 19.8%, 16.3%, and 16.7% of the Company's revenue for fiscals 2005, 2004, and 2003, respectively. Research and development expenses are comprised of salaries and other direct costs associated with the development of new products and existing products.

         The Company has historically improved on its products and on the value it has been able to deliver to customers through its ongoing efforts to continually improve its software products through new versions and increased functionality that responds to the needs of its customers and helps it retain its competitive advantage in its market spaces. The Company intends to continue to make substantial investments in research and development to enhance existing products, develop new products and to respond to technological change and competitive products and services. The main focus of the Company's planned research and development activities for fiscal 2006 will be to continue to develop and devote resources to its integration, data protection and audit solutions and to continue to make general enhancements to its existing products. For further detail on the Company's planned research and development activities for fiscal 2006, see "Operating and Financial Review and Prospects - Outlook".

D.   Trend Information

         During fiscal 2005, the Company faced significant pressure on its operating margins due to the continued strengthening of the Canadian currency. With the headcount realignment completed in January 2005, the Company feels it has adjusted its overhead and business model to drive increased revenue and improved operating margins in fiscal 2006 and beyond. The Company intends to adopt the US dollar as its reporting currency for fiscal 2006, as it better reflects the Company's true revenue growth and enhances comparability of the Company's results against its US based competitors.

         The Company's balance sheet is strong and the business model had been realigned to address the margin pressures caused by the stronger Canadian currency. Our solutions help companies keep pace with real-time business requirements by allowing the continuous availability of live, secure corporate and customer data across the enterprise and beyond. By creating an adaptive, real-time enterprise in which critical information is integrated and available on demand, companies can adapt quickly to business and economic volatility, address regulatory compliance requirements such as Basel II and Sarbanes-Oxley, and address performance and accountability pressures. We feel these solutions will continue to resonate in the marketplace.

      Some of the key growth issues the Company faces include building and managing its direct and indirect sales channels, improving its marketing efforts to enhance general market awareness of its products and continuing to improve the efficiency and functionality of its existing products. The Company continues to invest in these areas in order to achieve its growth objectives.

      The Company believes its near and long-term prospects for success remain strong, and the Company recently demonstrated that belief through its substantial issuer bid. We remain committed to our objective of generating significant value for our shareholders, customers, business partners and employees and believe the Company is well-positioned for profitable growth in the coming year.

E.    Off-Balance Sheet Arrangements.

      The Company does not enter into off-balance sheet financing as a matter of practice except for operating leases as disclosed in Section F, directly below. In accordance with GAAP, neither the lease liability nor the underlying asset is carried on the balance sheet, as the terms of the leases do not meet the criteria for capitalization.

F.    Tabular Disclosure of Contractual Obligations.

      As of January 31, 2005, the Company had future commitments and contractual obligations as summarized in the following table. These commitments are principally comprised of operating leases for the Company's leased premises and capital leases for computer equipment.

-----------------------------------------------------------------------------------------------------------------------
(Cdn$)                                                              Payment Due by Period
Contractual Obligations               Total         Less than 1 year      1 - 3 years       4- 5 years      More than 5
                                                                                                              years
                               ----------------------------------------------------------------------------------------
Operating Leases                  $ 5,974,000       $ 2,410,000        $ 2,345,000       $ 1,219,000         $ 0
                                  -----------       -----------        -----------       ------------      -----------

Total Contractual Obligations     $ 5,974,000       $ 2,410,000        $ 2,345,000       $ 1,219,000         $ 0
-----------------------------------------------------------------------------------------------------------------------

ITEM 6.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

         The following table sets forth the name, municipality of residence, principal occupation and month of election of each of the directors of the Company on the date of this form:


Name and
Municipality of Residence                 Principal Occupation                       Elected Director
-------------------------                 --------------------                       ----------------

P. KIRK DIXON(4).................         Secretary and Executive Vice               November 1997
Midhurst, Ontario                         President, Business Development of
                                          the Company

DONALD L. LENZ(1)(3).............         Managing Director of Newport Partners      September 1999
Toronto, Ontario                          Inc.

BRYAN E. PLUG(1)(2) .............         Consultant                                 October 1996
Saratoga, California

KEITH POWELL(2)(3)...............         Principal, Keith Powell Consulting         May 2001
Mississauga, Ontario                      Inc.

NIGEL W. STOKES (3)..............         Chairman, President and Chief              December 1995
Toronto, Ontario                          Executive Officer of the Company

E. HERMAN WALLENBURG.............         Chief Scientist of the Company             November 1997
Toronto, Ontario

DONALD WOODLEY(1)(2)                      President of The Fifth Line Enterprise     May 2001
Town of Mono, Ontario

____________________
(1)      Member of the Audit Committee.
(2)      Member of the Compensation Committee.
(3)      Member of the Corporate Governance Committee.
(4) Mr. Dixon will be retiring from his position as Executive Vice President of Business Development and as a full-time employee of the Company by approximately the end of May 2005. It is expected that Mr. Dixon will continue to provide services to the Company as a consultant in addition to serving on the Board of Directors.

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

Senior Management

         The following table sets forth the name, municipality of residence, position with the Company and principal occupation of each of the senior managers of the Company on the date of this form:

Name and                                Position with the Company
Municipality of Residence               and Principal Occupation
-------------------------               ------------------------


PETER F. CAULEY ..............          Vice President, Finance and Chief
Toronto, Ontario                        Financial Officer

MARK DEEP(1) .................          Vice President of Marketing
Markham, Ontario

P. KIRK DIXON.................          Secretary and Executive Vice President,
Midhurst, Ontario                       Business Development

PAUL GILBERT(2)...............          Vice President of Sales, United States
Mississauga, Ontario                    and Canada

LUCIAN MUSTATEA(3)............          Vice President, Research and Development
Markham, Ontario

JUDY PARKES...................          Vice President of Technical Services
Toronto, Ontario

REAN PRETORIUS(4).............          Senior Vice President, Global Channel
Irvine, California                      and Alliances

STEWART A. RITCHIE............          Senior Vice President, Worldwide Sales
Newmarket, Ontario

NIGEL W. STOKES...............          Chairman, President and Chief Executive
Toronto, Ontario                        Officer

DONALD G. SYMONDS.............          Vice President, Sales, EMEA
London, United Kingdom

E. HERMAN WALLENBURG..........          Chief Scientist
Toronto, Ontario

         As a group, as at January 31, 2005 directors and senior officers owned, directly or indirectly, or exercised control or direction over 2,968,474 Common Shares of the Company (approximately 28.1% of the total Common Shares outstanding on such date). The information as to shares owned directly or over which control or direction is exercised by the directors and officers, but which are not registered in their names, not being within the knowledge of the Company, has been furnished by such directors and officers.

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

         Mark Deep joined the Company as Director of Marketing on March 17, 2004 and completed his employment with the Company February 18, 2005. Mr. Deep was promoted on November 15, 2004 to the position of Vice President of Marketing.

_________________________
(1) Mr. Deep's employment with the Company began on March 17, 2004 and ended February 18, 2005.
(2) Mr. Gilbert's employment with the Company began on January 4, 2005.
(3) Mr. Mustatea's employment with the Company began on June 14, 2004.
(4) Mr Pretorius' employment with the Company began on October 20, 2003 and ended January 12, 2005.

         P. Kirk Dixon joined the Company in November 1993, and was Secretary and Treasurer of the Company until appointed as Executive Vice President, Implementation in December 1995. Mr. Dixon was appointed as Executive Vice President, Development and Support of the Company on March 16, 2000, Executive Vice President, Global Operations and Secretary of the Company on March 12, 2001, and to his current position as Executive Vice President, Business Development and Secretary of the Company on January 14, 2004. Mr. Dixon has been a director of the Company since November 1997. Mr. Dixon will be retiring from his position as Executive Vice President Business Development and as a full-time employee of the Company by approximately the end of May 2005. It is expected that Mr. Dixon will continue to provide services to the Company as a consultant in addition to serving on the Board of Directors.

         Paul Gilbert joined the Company on January 4, 2005 as Vice President of Sales, United States and Canada. Mr. Gilbert has previously served in senior sales roles at Avotus, SAS, NCR, Forte/Sun Microsystems, and Blazent Inc.

         Donald L. Lenz is a founding partner of Newport Partners Inc., a personal and corporate wealth management company based in Toronto, Canada. Mr. Lenz also sits on several boards including those of Mad Catz Interactive Inc., Trizec Canada Inc., ENMAX Corporation, Ontario Genomics Institute and The Laidlaw Foundation. From 1986 to 1999, Mr. Lenz was a senior partner with the Investment Banking Division of RBC Dominion Securities Inc. Mr. Lenz has been a director of the Company since September 1999.

         Lucian Mustatea joined the Company on June 14, 2004 as Vice President of Research and Development. Mr. Mustatea has served as Chief Technology Officer and Vice President of Research and Development at Opencola. He has also worked at IBM and Open Text Corporation, and held senior management positions at Corel Corporation and Cognos.

         Bryan E. Plug was President of SAP Canada Inc., an integrated business applications software vendor, from 1991 until July 1997. Mr. Plug was the first President and Chief Executive Officer of Pandesic LLC (the Internet company from SAP and Intel) from July 1997 to May 1998. Mr. Plug was President, Chief Executive Officer and Chairman of the Board of SMART Technologies, Inc., a developer and supplier of customer-driven Enterprise Relationship Management software, from June 1998 to July 1999. Mr. Plug was Chief Executive Officer of Kintana, Inc., a leading provider of e-Business applications management software based in Sunnyvale, California, from January 2000 to August 2003. Mr. Plug was the President and Chief Executive Officer of Kontiki, Inc., a provider of on demand business video solutions, from November 2003 to January 2005. Mr. Plug is currently a consultant. Mr. Plug has been a director of the Company since October 1996.

         Keith Powell is currently the principal of Keith Powell Consulting Inc., an information technology consulting firm and a Partner in XPV Capital Corp., a venture capital company investing in early stage communications companies. Mr. Powell also sits on several other boards including DMTI Spatial Inc., electroBusiness.com Inc., ClientLogic Corporation, Diversinet Corporation, Sumitomo Mitsui Banking Corporation of Canada and the Arthritis and Autoimmunity Research Center Foundation. From 1980 to 2000, Mr. Powell held a number of positions with Nortel Networks, including Senior Vice President, Information Services & Chief Information Officer from 1996 to 2000. Mr. Powell was appointed as a director of the Company in May 2001.

         Judy Parkes is currently Vice President of Technical Services. Since joining DataMirror in 1996, Ms. Parkes has worked at both the head office in Markham, Ontario, and at the EMEA headquarters in London, England, where she has served as Pre-sales Engineer, Support Manager, Professional Services Manager and Technical Director, EMEA.

         Rean Pretorius was previously the Company's Senior Vice President, Global Channel and Alliances. Mr. Pretorius joined the Company in 2003 and completed his employment with the Company January 12, 2005. Prior to joining DataMirror, Mr. Pretorius was Executive Vice President of Worldwide Sales at Vision Solutions. He also co-founded and served as Chief Executive Officer at Silverlake Technology Solutions.

         Stewart A. Ritchie commenced employment with the Company on November 16, 1998 as Channels Manager, Americas,was appointed as Vice President, Sales, Americas in March 2000, and is currently Senior Vice President, Worldwide Sales. Mr. Ritchie was appointed as Senior Vice President, Sales, Americas and EMEA in November, 2003. Prior to joining the Company, Mr. Ritchie managed channel sales and enterprise accounts for Network Associates (Canada) from February 1995 to October 1998.

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

         E. Herman Wallenburg joined the Company in November 1993, and was President of the Company until appointed as Executive Vice President, Research and Development in December 1995. Mr. Wallenburg was appointed to his current position as Chief Scientist of the Company in March 2000. Mr. Wallenburg has been a director of the Company since November 1997.

         Donald Woodley is currently the President of The Fifth Line Enterprise, a private firm engaged in providing strategic advisory services to Canadian industry. From February 1997 to October 1999, Mr. Woodley was President of Oracle Corporation Canada Inc. From September 1987 to January 1997, Mr. Woodley was President of Compaq Canada Inc. Mr. Woodley was appointed as a director of the Company in May 2001. Mr. Woodley also sits on the boards of TELUS Corporation, OnX Enterprise Solutions Inc., Gennum Corporation, and Steam Whistle Brewing. Mr. Woodley is a past Chair of ITAC (Information Technology Association of Canada), the immediate past Chair of the Board of Governors of The Stratford Festival of Canada and currently serves as Treasurer of Sick Kids Hospital Foundation.

B.    Compensation

1. Summary Compensation Table

     The following table sets forth information concerning the compensation earned during the financial years ended January 31, 2005, 2004, and 2003 by the three directors who are employed by the Company.

                                                  Summary Compensation Table

===================================================================================================================================
                                             Annual Compensation                      Long Term Compensation
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                   Awards                Payouts
-----------------------------------------------------------------------------------------------------------------------------------
                                                                            Securities   Restricted
                                                             Other Annual     Under       Shares or     Long Term     All Other
        Name and          Financial  Salary(1)    Bonus(2)   Compensation    Options     Restricted     Incentive    Compensation
   Principal Position        Year       ($)         ($)          ($)         Granted     Share Units  Plan Payouts       ($)
                                                                              (# of          ($)           ($)
                                                                              Common
                                                                             Shares)
-----------------------------------------------------------------------------------------------------------------------------------
Nigel W. Stokes              2005     400,000     261,300        Nil           Nil           Nil           Nil           Nil
Chairman, President and
Chief Executive Officer      2004     390,000     453,000        Nil           Nil           Nil           Nil           Nil

                             2003     375,000     150,000        Nil          40,000         Nil           Nil           Nil


-----------------------------------------------------------------------------------------------------------------------------------
P. Kirk Dixon                2005     250,000     108,875        Nil           Nil           Nil           Nil           Nil
Secretary and Executive
Vice President, Business     2004     249,600     188,750        Nil           Nil           Nil           Nil           Nil
Development
                             2003     240,000      50,000        Nil          10,000         Nil           Nil           Nil


-----------------------------------------------------------------------------------------------------------------------------------
Herman Wallenburg            2005     180,000       Nil          Nil           Nil           Nil           Nil           Nil
Chief Scientist
                             2004     176,800       Nil          Nil           Nil           Nil           Nil           Nil

                             2003     170,000       Nil          Nil          5,000          Nil           Nil           Nil


===================================================================================================================================

(1) Salary payments are reported on the basis of the fiscal year in which the salary was earned and paid.

(2) Bonus payments are reported on the basis of the fiscal year in which the bonus, if any, was paid. Bonuses paid in a fiscal year include bonuses that were only determinable by the compensation committee after the end of the previous fiscal year as those bonuses were pegged to previous fiscal year performance. Bonuses paid in a fiscal year may also include a quarterly performance bonus which is paid in the quarter immediately after the quarter in respect of which the bonus was earned. Bonus payments earned in respect of the fiscal years 2005, 2004, and 2003 were, respectively, for Mr. Stokes:
$107,000, $261,300, and $453,000, Mr. Dixon: $26,000, $108,875, and $188,750
and Mr. Wallenburg: $8,000, nil, and nil.

2. Stock Options

        Option Grants During the Most Recently Completed Financial Year

           No options were granted during the year ended January 31, 2005 to the three directors employed by the Company.

 Aggregated Option Exercised During the Most Recently Completed Financial Year
                      and Financial Year-End Option Values

     The following table sets out the number of options exercised during the year ended January 31, 2005 and the number of exercisable/unexercisable options held as at January 31, 2005 by the three directors employed by the Company.

========================== ============= ============== =================================== ====================================
                             Securities    Aggregate
                            Acquired on      Value       Number of Unexercised Options at    Value of Unexercised in-the-Money
         Name and             Exercise     Realised            January 31, 2005(1)            Options at January 31, 2005(2)
     Principal Position         (#)           ($)
                                                        ----------------- ----------------- ----------------- ------------------
                                                          Exercisable      Unexercisable      Exercisable       Unexercisable
                                                              (#)               (#)               ($)                ($)
-------------------------- ------------- -------------- ----------------- ----------------- ----------------- ------------------
Nigel W. Stokes
Chairman, President and         Nil           Nil          54,250(3)         24,250(4)         12,700(5)            0(6)
Chief Executive Officer
-------------------------- ------------- -------------- ----------------- ----------------- ----------------- ------------------
P. Kirk Dixon
Secretary and Executive         Nil           Nil            7,500             2,500               0                  0
Vice President, Business
Development
-------------------------- ------------- -------------- ----------------- ----------------- ----------------- ------------------
Herman Wallenburg
Chief Scientist                 Nil           Nil            3,750             1,250               0                  0
========================== ============= ============== ================= ================= ================= ==================

Notes:
(1) Includes options that become exercisable within 60 days of January 31, 2005.
(2) Based on the closing trading price of the Common Shares on The Toronto
    Stock Exchange on January 30, 2005 of $8.50.
(3) Includes 24,250 options exercisable of Mr. Stoke's spouse.
(4) Includes 14,250 options unexercisable of Mr. Stoke's spouse.
(5) Includes $12,700 value of exercisable options of Mr. Stoke's spouse.
(6) Includes $0 value of unexercisable options of Mr. Stoke's spouse.

     The Company's directors, executive officers and senior officers are eligible to participate in the Company's Share Purchase Plan. The purpose of the Share Purchase Plan is to provide long-term incentives to attract, motivate and retain key employees, officers, directors and consultants providing services to the Company. Shares issued under the Share Purchase Plan are issued for market consideration determined by taking the average of the closing price of the Shares on the Toronto Stock Exchange for the five immediately preceding trading days prior to the date of issuance. The Share Purchase Plan provides that the Company may loan money to participants to purchase Common Shares of the Company. The Company has not loaned money to participants since the provisions of the Sarbanes-Oxley Act prohibiting such loans came into effect. There was no indebtedness in favour of the Company for all officers, directors, employees and former officers, directors and employees in respect of the Share Purchase Plan as at January 31, 2005.

     During the fiscal year ending on January 31, 2005, directors of the Company who were not salaried employees of the Company were entitled to be paid an annual fee of $25,000 for being a member of the board of directors, an additional $2,500 annually for each committee of which they are a member and an additional $2,500 annually for chairing the Audit Committee. Directors are also eligible to participate in the Company's Executive Stock Compensation Plan and Share Purchase Plan. No amounts are paid to the Company's administrative, supervisory or management bodies solely for attending quarterly meetings of the Board of Directors.

     The Company maintains liability insurance for its directors and officers acting in their respective capacities. During the fiscal year ended January 31, 2005, the Company maintained directors and officers insurance coverage in an aggregate amount of U.S.$20 million, subject to a U.S.$100,000 loss payable by the Company. The annual premium for this coverage is U.S.$223,916 which covers the period from August 1, 2004 to August 1, 2005.

C.       Board Practices

EMPLOYMENT AND SERVICE AGREEMENTS

         The Company entered into an employment agreement of indefinite duration with Mr. Nigel Stokes, Chairman, President and Chief Executive Officer dated as of March 25, 2002. This employment agreement provided for an annual salary of $375,000 effective February 1, 2002 and also provided for a retroactive salary and bonus adjustment payment of $150,000 covering the period from September 30, 2000 to January 31, 2002 during which Mr. Stokes had continued his employment with the Company under the terms of a previous employment agreement that had expired on September 30, 2000. The Compensation Committee approved an increase in annual base salary to $400,000 for fiscal 2005 and to $412,000 for fiscal 2006. Mr. Stokes' agreement also provides that he may receive an annual performance bonus of up to $300,000, the amount to be determined by the Board of Directors on the recommendation of the Compensation Committee based upon consideration of the financial performance of the Company in respect of each fiscal period. The Compensation Committee set the amount of annual performance bonus that Mr. Stokes may receive at $325,000 for fiscal 2005. Based on the performance targets set by the board of directors for Mr. Stokes and the performance of the Company for fiscal 2005, Mr. Stokes would have been ineligible to receive any of this bonus. The Compensation Committee believes that the failure of the Company to meet the performance targets for fiscal 2005 was largely the result of a much stronger Canadian currency than initially anticipated. The Compensation Committee believed it was fair in the circumstances to adjust the bonus plan so that Mr. Stokes was paid $107,000 of the $325,000 in respect of fiscal 2005 during fiscal 2006. The Compensation Committee approved an increase in the amount of annual performance bonus that Mr. Stokes may receive at $350,000 beginning fiscal 2006. In addition, Mr. Stokes is eligible to receive an additional annual performance bonus of up to $300,000, the amount to be determined by the Board of Directors on the recommendation of the Compensation Committee based upon consideration of over-achievement of the financial performance of the Company in respect of each fiscal period. Mr. Stokes is also eligible to participate in the Company's group benefit plans and Executive Stock Compensation Plan. The employment agreement also provides that in the event of termination of the executive's employment, he will not compete with the Company for a period of eighteen months following that date. The employment agreement provides that the Company may terminate Mr. Stokes' employment without cause by making a lump sum payment of an amount equal to two times his annual salary thereunder. The employment agreement automatically renews each year and is subject to annual compensation review.

         The Company has entered into an employment agreement of indefinite duration with Mr. Kirk Dixon, Executive Vice President, Business Development (then Executive Vice President, Development and Global Operations) dated April 23, 2002. This employment agreement provided for an annual salary of $240,000 effective February 1, 2002 and also provided for a retroactive bonus payment of $50,000 covering the period from May 8, 2001 to January 31, 2002 during which Mr. Dixon had continued his employment with the Company under the terms of a previous employment agreement that had expired on May 8, 2001. The Company approved an increase in annual base salary to $250,000 for fiscal 2005. Mr. Dixon's agreement also provides that he may receive an annual performance bonus of up to $125,000, the amount to be determined by the Board of Directors on the recommendation of the Compensation Committee based upon consideration of the financial performance of the Company in respect of each fiscal period. The Company set the amount of annual performance bonus that Mr. Dixon may receive to $80,000 for fiscal 2005. Based on the performance targets set by the board of directors for Mr. Dixon and the performance of the Company for fiscal 2005, Mr. Dixon would have been ineligible to receive any of this bonus. The Compensation Committee believes that the failure of the Company to meet the performance targets for fiscal 2005 was largely the result of a much stronger Canadian currency than initially anticipated. The Compensation Committee believed it was fair in the circumstances to adjust the bonus plan so that Mr. Dixon was paid $26,000 of the $80,000 in respect of fiscal 2005 during fiscal 2006. Mr. Dixon is also eligible to participate in the Company's group benefit plans and Executive Stock Compensation Plan. The agreement also provides that in the event of termination of the executive's employment, he will not compete with the Company for a period of eighteen months following that date. The employment agreement provides that the Company may terminate Mr. Dixon's employment without cause by making a lump sum payment of an amount equal to one times his annual salary thereunder. The employment agreement automatically renews each year and is subject to annual compensation review. Mr. Dixon will be retiring from his position as Executive Vice President, Business Development and as a full-time employee of the Company by approximately the end of May 2005. It is expected that Mr. Dixon will continue to provide services to the Company as a consultant in addition to serving on the Board of Directors.

     The Company has entered into an employment agreement dated as of June 14, 2002 with Mr. Herman Wallenburg, Chief Scientist. This employment agreement provides for an annual salary of $170,000, retroactive to February 1, 2002. The Company approved an increase in annual base salary to $180,000 for fiscal 2005 and to $185,000 for fiscal 2006. Mr. Wallenburg's agreement also provides that he may receive an annual performance bonus of up to $20,000, the amount to be determined by the CEO based upon consideration of the financial performance of the Company in respect of each fiscal period during the duration of the employment agreement and any extension or renewal thereof. Based on the performance targets set by the Company for Mr. Wallenburg and the performance of the Company for fiscal 2005, Mr. Wallenburg would have been ineligible to receive any of this bonus. The Compensation Committee believes that the failure of the Company to meet the performance targets for fiscal 2005 for Mr. Wallenburg was largely the result of a much stronger Canadian currency than initially anticipated. The Compensation Committee believed it was fair in the circumstances to adjust the bonus plan so that Mr. Wallenburg was paid $8,000 of the $20,000 in respect of fiscal 2005 during fiscal 2006. Mr. Wallenburg is also eligible to participate in the Company's group benefit plans and Executive Stock Compensation Plan. This agreement also provides that in the event of termination of the executive's employment, he will not compete with the Company for a period of eighteen months following that date. The employment agreement provides that the Company may terminate Mr. Wallenburg's employment without cause by making a lump sum payment of an amount equal to one half his annual salary thereunder.

      There are no other agreements with directors providing for benefits upon termination of employment.

AUDIT AND REMUNERATION COMMITTEES

         The Board of Directors adopted a charter for the Audit Committee and a formal charter for the Compensation Committee at its meeting on March 3, 2003. The Audit Committee reviewed the adequacy of the Audit Committee Charter on November 23, 2004 and determined that no changes were required. The Audit Committee Charter and the Compensation Committee Charter are incorporated by reference to the Company's annual report Form 20-F, filed on June 5, 2003 as Exhibits 6.1 and 6.2, respectively. The Audit Committee provides assistance to the Board of Directors in fulfilling its oversight responsibility to the shareholders, potential shareholders, the investment community, and others relating to the Company's financial statements and the financial reporting process, the systems of internal accounting and financial controls, the internal audit function, the annual independent audit of the Company's financial statements, and the legal compliance and ethics programs as established by management and the Board and as required by applicable law. The Audit Committee is currently composed of Mr. Lenz, Mr. Plug and Mr. Woodley. The Board of Directors has determined that Mr. Lenz, Mr. Plug and Mr Woodley are independent of management under applicable laws, rules and listing standards. The Compensation Committee reviews and approves the compensation of the directors and the CEO and advises the Board and management on compensation and incentive policy. The Compensation Committee is currently composed of Mr. Plug, Mr. Powell and Mr. Woodley. The Board of Directors has determined that Mr. Plug, Mr. Powell and Mr. Woodley are independent of management under applicable laws, rules and listing standards.


D.         Employees

--------------------------------------------------------------------------------------------------------------
                                                      Number of Employees
--------------------------------------------------------------------------------------------------------------
                             As at January 31, 2005     As at January 31, 2004       As at January 31, 2003
-------------------------- ------------------------- --------------------------- -----------------------------
North America                         184                         236                         212
-------------------------- ------------------------- --------------------------- -----------------------------
Europe                                 47                         59                           59
-------------------------- ------------------------- --------------------------- -----------------------------
Other                                  1                           4                           5
-------------------------- ------------------------- --------------------------- -----------------------------
Total                                 232                         299                         276
-------------------------- ------------------------- --------------------------- -----------------------------

-------------------------- ------------------------- --------------------------- -----------------------------
Research & Development                 69                         91                           82
-------------------------- ------------------------- --------------------------- -----------------------------
Sales & Marketing                     122                         168                         151
-------------------------- ------------------------- --------------------------- -----------------------------
Other                                  41                         40                           43
-------------------------- ------------------------- --------------------------- -----------------------------
Total                                 232                         299                         276
-------------------------- ------------------------- --------------------------- -----------------------------


E.         Share Ownership

     The following table sets forth with respect to each director the number of Common Shares of the Company owned beneficially, or over which control or direction was exercised, by such person at the date of this form. No special voting rights attach to any of the following Common Shares. Percentages are calculated based on the Common Shares of the Company outstanding on April 18, 2005.

Director                          Common Shares        Percentage of Class
--------                          -------------        -------------------

P. Kirk Dixon                       551,724(1)                 6.44%

Donald L. Lenz                       26,833(2)                 0.31%

Bryan E. Plug                        40,000(3)                 0.47%

Keith Powell                         15,000(4)                 0.18%

Nigel W. Stokes                   2,034,963(5)                23.64%

E. Herman Wallenburg                455,990(6)                 5.33%

Donald Woodley                       21,663(7)                 0.25%
__________

(1) Includes 64,384 common shares held by his spouse and 7,500 Options exercisable either currently or within 60 days.
(2)  No Options were exercisable either currently or within 60 days.
(3)  Includes 20,000 Options exercisable either currently or within 60 days.
(4)  Includes 12,015 Options exercisable either currently or within 60 days.
(5) Includes 36,000 common shares held by his spouse, 30,000 Options exercisable either currently or within 60 days and 24,250 Options exercisable either currently or within 60 days granted to his spouse.
(6)  Includes 3,750 Options exercisable either currently or within 60 days.
(7)  Includes 15,000 Options exercisable either currently or within 60 days.

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

------------------- ------------------------- --------------- ------------------
Director            Number of Common Shares   Exercise Price  Expiration Date
------------------- ------------------------- --------------- ------------------
P. Kirk Dixon       10,000                    $11.54          March 18, 2007
------------------- ------------------------- --------------- ------------------

------------------- ------------------------- --------------- ------------------
Nigel W. Stokes     40,000                    $11.54          March 18, 2007
------------------- ------------------------- --------------- ------------------

------------------- ------------------------- --------------- ------------------
Herman Wallenburg   5,000                     $11.54          March 18, 2007
------------------- ------------------------- --------------- ------------------

------------------- ------------------------- --------------- ------------------
Keith Powell        17,015                    $6.28           June 30, 2006
------------------- ------------------------- --------------- ------------------

------------------- ------------------------- --------------- ------------------
Bryan E. Plug       20,000                    $9.06           December 31, 2005
------------------- ------------------------- --------------- ------------------

------------------- ------------------------- --------------- ------------------
Donald Woodley      20,000                    $6.28           June 30, 2006
------------------- ------------------------- --------------- ------------------



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

     The purpose of the Executive Plan is to provide long-term incentives to attract, motivate and retain key executive officers and directors of Company. The Executive Plan will be administered by or under the authority of the Board or a person or committee to which such administrative authority is delegated by the Board. The Company has the power to make rules and regulations to administer the Executive Plan, and to interpret the provisions and rules of the Executive Plan. The Company's determination of all questions arising under the Executive Plan are final and binding on all Plan Executives. The Company maintains detailed records of each Option granted, including number of Options granted, date of grant, earliest and latest exercise dates, vesting dates and exercise price. The maximum number of Common Shares reserved for issuance upon the exercise of all Options granted under the Executive Plan is currently 500,000, provided however, that pursuant to Section 7 of the Executive Plan, the number of Common Shares subject to Options granted will be changed to reflect adjustments in the number of Common Shares arising as a result of any subdivisions or consolidation of Common Shares, capital reorganization, reclassification or change of outstanding equity shares, merger, consolidation, or amalgamation. On March 3, 2003, the Board of Directors, subject to approval of shareholders and the Toronto Stock Exchange, adopted an amendment to the Executive Plan to increase the maximum number of Common Shares issuable upon exercise of options under the Executive Plan to 800,000. The Company's shareholders approved the amendment at the Annual and Special Meeting of the shareholders held on June 12, 2003.

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

     A Plan Executive's Options will terminate and may not be exercised after the latest exercise date for such options. A Plan Executive must provide the Company with written notice of any intention to exercise Options. Upon satisfactory payment of the Option exercise price, the Plan Executive will be entitled to a certificate representing that number of Common Shares being purchased upon exercise of the Option. No Plan Executive will have any rights as a shareholder until the Common Shares have been paid for in full. Subject to applicable law, the Company may, in its discretion, make loans, or provide guarantees for loans, on terms approved of by the Company, to assist Plan Executive's in the purchase of Common Shares upon the exercise of Options.

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

     The maximum number of Common Shares reserved for issuance from treasury under the Purchase Plan is currently 250,000. The number of Common Shares issued under all Share Compensation Arrangements to any Insider may not exceed 5% of the Outstanding Issue in any one year period and the number of Common Shares issued to Insiders under all Share Compensation Arrangements may not exceed 10% of the Outstanding Issue in any one year period. To become a PPP, an EPPP must (i) be granted a Loan (as described below), (ii) execute any and all documents determined by the Company, in its sole discretion, to be necessary or desirable to evidence the Loan and (iii) borrow the Loan amount, and authorize the Company in writing to regularly deduct amounts from his or her salary in repayment of the Loan. The Company has not loaned money to PPPs since the provisions of the Sarbanes-Oxley Act prohibiting such loans came into effect. As at January 31, 2004, the Company had no such outstanding loans to PPPs. Prior to the coming into effect of the Sarbanes-Oxley Act, the Company granted interest free loans to certain of its directors under the Purchase Plan. Loans made prior to the coming into effect of the Sarbanes-Oxley Act are grandfathered. If consented to by the Company, an EPPP may purchase shares through a Consultant Entity, a Personal Holding Company, an RRSP or an RRIF.

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


ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of the Company's outstanding Common Shares as of the date of this Form. The information in this table is based on the Company's records, information provided to the Company by directors and executive officers, a review of any reports filed under the early warning reporting system with Canadian securities regulators and delivered to the Company, and a review of any Schedules 13D and 13G filed by shareholders with the Securities and Exchange Commission and delivered to the Company in accordance with applicable law. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power. Common shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. This information is based on 8,555,432 Common Shares outstanding as of April 18, 2005. Under applicable Canadian regulatory rules, shareholders are not required to disclose an ownership interest unless it exceeds 10% of the voting rights attached to the Common Shares of the Company. As a result, Canadian shareholders who did not file a Schedule 13D or 13G will not be shown in this table unless their ownership interest exceeds 10% of the voting rights attached to their Common Shares, or unless they are otherwise known to the Company. None of the Company's major shareholders have any special voting rights attached to their Common Shares.


                                          Aggregate              Percentage of
                                          Number of               Outstanding
               Name                     Common Shares            Common Shares

          Nigel W. Stokes               2,034,963(1)                23.64 %

  Stadium Capital Management, LLC         1,370,297                 16.02 %
 Natcan Investment Management Inc.        1,350,546                 15.79 %
 TAL Global Asset Management Inc.          630,100                  7.36 %

       Guardian Capital Inc.               550,200                  6.43 %
          AGF Funds Inc.                   504,576                  5.90 %

Notes:
(1) Includes 36,000 Common Shares held by his spouse, 30,000 Options exercisable either currently or within 60 days and 24,240 Options exercisable either currently or within 60 days granted to his spouse.

    Significant changes in ownership

    The following table sets forth significant changes in percentage ownership by the Company's Major Shareholders over the previous three fiscal years, based on information available to the Company.

 ------------------------------------  --------------------------   -----------------------------------------
 Major Shareholder                     Date                         Transaction
 ------------------------------------  --------------------------   -----------------------------------------

 ------------------------------------  --------------------------   -----------------------------------------
 TAL Global Asset Management Inc.      Period from March 31,        Holdings  increased from approximately
                                       2002 to March 31, 2003       7.7% to 13.0%
 ------------------------------------  --------------------------   -----------------------------------------
 TAL Global Asset Management Inc.      Period from October 31,      Holdings  decreased from  approximately
                                       2003 to March 31, 2004       11.4% to 9.7%
 ------------------------------------  --------------------------   -----------------------------------------
 TAL Global Asset Management Inc.      Period from April 1,         Holdings decreased from approximately
                                       2004 to December 31, 2004    9.7% to 5.5%
 ------------------------------------  --------------------------   -----------------------------------------
 Guardian Capital Inc.                 Period from January 1,       Holdings decreased from approximately
                                       2004 to December 31, 2004    8.1% to5.0%
 ------------------------------------  --------------------------   -----------------------------------------
 Natcan Investment Management Inc.     September 31, 2004           Holdings increased to 14.0%
 ------------------------------------  --------------------------   -----------------------------------------
 Natcan Investment Management Inc.     Period from October 1,       Holdings increased from approximately
                                       2004 to January 31, 2005     14.0% to 17.5%
 ------------------------------------  --------------------------   -----------------------------------------
 Natcan Investment Management Inc.     Period from Feburary 1,      Holdings decreased from approximately
                                       2005 to March 31, 2005       17.5% to 15.8%
 ------------------------------------  --------------------------   -----------------------------------------
 Stadium Capital Management, LLC       September 15, 2004           Holdings increased to 12.5%
 ------------------------------------  --------------------------   -----------------------------------------

    Information available to the Company indicates that, as at April 18, 2005, there were five record holders in the U.S. holding 3,131,762 common shares of the Company.

    Based on the information available to the Company, the Company is not directly or indirectly owned or controlled by any other corporation, foreign government or person. To the best of the Company's knowledge there are no arrangements in existence that could lead to a subsequent change in control of the Company.


B.    Related Party Transactions

      In the normal course of operations during fiscal 2003, the Company entered into several different transactions with SmartSales Inc. (see further discussion in the "Operating and Financial Review and Prospects - Acquisitions and Investments" section of this document), a company with a common Chairman of the Board of Directors and significant shareholder as the Company's CEO and significant shareholder, Nigel Stokes. In fiscal 2005 and fiscal 2004, there were no transactions with SmartSales Inc. In fiscal 2003, the related party transactions with SmartSales Inc. consisted of rental income of $51,000. These transactions in fiscal 2003 were made at market prices under normal trade terms and conditions. During fiscal 2003, SmartSales Inc. entered into receivership and the Company wrote off its rent receivable of $77,000.

     During fiscal 2003, the Company purchased certain assets of SmartSales Inc. ("SmartSales") from the trustee in bankruptcy of the estate of SmartSales in a cash transaction accounted for under the purchase method. The assets acquired consisted of computer equipment, office furniture, customer lists, accounts receivable, and software and related technology and intellectual property. The Company did not assume any liabilities or obligations of SmartSales pursuant to the transaction. The transaction did not have a material impact on the Company's financial results or on its business and affairs. The transaction was approved by the court under the Bankruptcy and Insolvency Act (Canada). The President, CEO and Chairman of the Company, Mr. Nigel Stokes, is a former director and Chairman of SmartSales and he held approximately 20% of the common shares of SmartSales. Mr. Stokes did not receive any of the proceeds of the sale from the Trustee as a result of his shareholding in SmartSales. The former directors of SmartSales including Mr. Stokes may benefit indirectly from the transaction because the Trustee's use of the proceeds of the sale reduced certain potential liabilities of the former directors with respect to unpaid taxes. At the request of Mr. Stokes, the nature and extent of his interest in SmartSales was disclosed and recorded in the minutes of the proceedings of the directors of the Company. The terms of the transaction were reviewed and approved unanimously by the board of directors of the Company. The board of directors was of the view that the assets to be acquired and the immediate potential for collecting accounts receivable and generating revenue would benefit the Company.

     The Company's directors, executive officers and senior officers are eligible to participate in the Company's Share Purchase Plan. The purpose of the Share Purchase Plan is to provide long-term incentives to attract, motivate and retain key employees, officers, directors and consultants providing services to the Company. Under the Share Purchase Plan the Company may loan money to participants to purchase Common Shares of the Company. Repayment of these loans is secured by a pledge of the Common Shares purchased with the proceeds of the loan and such Common Shares are deposited with and held by a custodian until the loan has been repaid. The Company has granted interest free loans to certain of its directors to purchase Common Shares under the Share Purchase Plan. The loans are to be repaid from quarterly directors' fees due to such persons as they are earned, and may also be repaid in whole or in part at any time without penalty. The full principal amount of a director's loan is immediately due and payable on the date a director ceases to be a director of the Company. The aggregate indebtedness to the Company of all participants in the Share Purchase Plan as at April 18, 2005 was nil. The Company has not loaned money to directors since the provisions of the Sarbanes-Oxley Act prohibiting such loans came into effect. Loans made prior to the coming into effect of the Sarbanes-Oxley Act are grandfathered. See
Item 6. "Directors, Senior Management and Employees - Share Ownership."

C.    Interests of Experts and Counsel

Information not required for annual report.

ITEM 8.    FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

See Item 17.

LEGAL PROCEEDINGS

     The Company is not a party to any material legal proceedings other than as outlined under this heading. Mr. Stokes was a director of SmartSales Inc. which went bankrupt in fiscal 2003. See Item 7.B " Related Party Transactions".

     Shopplex.com Corporation carrying on business as Teilhard Technologies and Juxtacomm Technologies Inc. filed and served a Statement of Claim against the Company alleging infringement of a Canadian Patent (No. 2,241,767) and certain other related claims on July 15, 2004. By Order dated November 10, 2004, the Federal Court of Canada struck out all of the allegations of infringement in the Statement of Claim but provided the plaintiff with leave to amend. The Plaintiff filed an amended Statement of Claim and the Company filed and served the plaintiff with a motion to strike out the allegations of infringement again. The motion is scheduled to be heard on April 26, 2005. The Company believes the claims of infringement are without merit and intends to defend this matter vigorously.

     Westcon Inc. ("Westcon"), a specialty distributor of networking communications and security products is a customer of the Company and is currently in a dispute with the Company. No Statement of Claim has been filed by Westcon against the Company. The dispute is being dealt with by way of arbitration, which calls for the dispute to proceed under the International Commercial Arbitration Act (Ontario). The Company believes the issues under dispute by Westcon are without merit and the Company intends to defend this matter vigorously.


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

--------------------------------------------------------------------------------
               Annual Market Prices on the Toronto Stock Exchange
--------------------------------------- -------------------- ------------------
                                                High                 Low
--------------------------------------- -------------------- ------------------
Fiscal year ended January 31, 2005             $19.11               $8.00
--------------------------------------- -------------------- ------------------
Fiscal year ended January 31, 2004             $18.00               $9.00
--------------------------------------- -------------------- ------------------
Fiscal year ended January 31, 2003             $13.50               $7.50
--------------------------------------- -------------------- ------------------
Fiscal year ended January 31, 2002             $15.49               $4.52
--------------------------------------- -------------------- ------------------
Fiscal year ended January 31, 2001             $29.90              $11.75
--------------------------------------- -------------------- ------------------

------------------------------------------------------------------------------
               Annual Market Prices on the Nasdaq National Market
----------------------------------------- ------------------ -----------------
                                                High               Low
----------------------------------------- ------------------ -----------------
Fiscal year ended January 31, 2005             $14.40             $6.71
----------------------------------------- ------------------ -----------------
Fiscal year ended January 31, 2004             $13.96             $6.63
----------------------------------------- ------------------ -----------------
Fiscal year ended January 31, 2003              $8.56             $4.61
----------------------------------------- ------------------ -----------------
Fiscal year ended January 31, 2002             $10.19             $2.70
----------------------------------------- ------------------ -----------------


-------------------------------------------------------------------------------
             Quarterly Market Prices on the Toronto Stock Exchange
-------------------------------------------------------------------------------
                                                    High              Low
--------------------------------------------- ----------------- ---------------
Fiscal year ended January 31, 2005
--------------------------------------------- ----------------- ---------------
     Fourth Quarter                                 $9.74            $8.00
--------------------------------------------- ----------------- ---------------
     Third Quarter                                 $11.50            $8.51
--------------------------------------------- ----------------- ---------------
     Second Quarter                                $16.45            $9.33
--------------------------------------------- ----------------- ---------------
     First Quarter                                 $20.00           $14.20
--------------------------------------------- ----------------- ---------------
Fiscal year ended January 31, 2004
--------------------------------------------- ----------------- ---------------
     Fourth Quarter                                $18.00           $14.50
--------------------------------------------- ----------------- ---------------
     Third Quarter                                 $14.48           $11.42
--------------------------------------------- ----------------- ---------------
     Second Quarter                                $12.30            $9.00
--------------------------------------------- ----------------- ---------------
     First Quarter                                 $12.75           $10.75
--------------------------------------------- ----------------- ---------------


--------------------------------------------------------------------------------
             Quarterly Market Prices on the Nasdaq National Market
--------------------------------------------------------------------------------
                                                  High               Low
------------------------------------------- ------------------ -----------------
Fiscal year ended January 31, 2005
------------------------------------------- ------------------ -----------------
     Fourth Quarter                               $7.86              $6.71
------------------------------------------- ------------------ -----------------
     Third Quarter                                $8.32              $6.75
------------------------------------------- ------------------ -----------------
     Second Quarter                              $11.65              $7.27
------------------------------------------- ------------------ -----------------
     First Quarter                               $14.40             $10.46
------------------------------------------- ------------------ -----------------
Fiscal year ended January 31, 2004
------------------------------------------- ------------------ -----------------
     Fourth Quarter                              $13.96             $11.15
------------------------------------------- ------------------ -----------------
     Third Quarter                               $10.65              $8.15
------------------------------------------- ------------------ -----------------
     Second Quarter                               $8.65              $6.63
------------------------------------------- ------------------ -----------------
     First Quarter                                $8.77              $7.00
------------------------------------------- ------------------ -----------------


--------------------------------------------------------------------------------
               Monthly Market Prices on the Toronto Stock Exchange
--------------------------------------------------------------------------------
                                            High                   Low
----------------------------------- ---------------------- --------------------
March 2005                                 $10.10                 $9.50
----------------------------------- ---------------------- --------------------
February 2005                               $9.81                 $8.50
----------------------------------- ---------------------- --------------------
January 2005                                $8.59                 $8.25
----------------------------------- ---------------------- --------------------
December 2004                               $8.76                 $8.00
----------------------------------- ---------------------- --------------------
November 2004                               $9.74                 $7.75
----------------------------------- ---------------------- --------------------
October 2004                               $10.25                 $8.60
----------------------------------- ---------------------- --------------------


--------------------------------------------------------------------------------
              Monthly Market Prices on the Nasdaq National Market
--------------------------------------------------------------------------------
                                             High                   Low
------------------------------------ ---------------------- --------------------
March 2005                                   $8.10                 $7.66
------------------------------------ ---------------------- --------------------
February 2005                                $7.89                 $6.90
------------------------------------ ---------------------- --------------------
January 2005                                 $7.00                 $6.76
------------------------------------ ---------------------- --------------------
December 2004                                $7.11                 $6.71
------------------------------------ ---------------------- --------------------
November 2004                                $7.86                 $6.79
------------------------------------ ---------------------- --------------------
October 2004                                 $8.32                 $7.18
------------------------------------ ---------------------- --------------------

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

DIRECTORS

      In accordance with the Business Corporations Act (Ontario), a director or officer who is a party to a material contract or transaction or proposed material contract or transaction with the Company, or is a director or officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the Company, shall disclose in writing to the Company or request to have entered in the minutes of meetings of directors the nature and extent of his or her interest. In such circumstances, such a director shall not vote on any resolution to approve the contract or transaction unless the contract or transaction is: (a) an arrangement by way of security for money lent to or obligations undertaken by the director for the benefit of the Company or an affiliate; (b) one relating primarily to his or her remuneration as a director, officer, employee or agent of the Company or an affiliate; (c) one for indemnity or insurance; or (d) one with an affiliate.

      In accordance with the Business Corporations Act (Ontario), the directors of the Company may fix the remuneration of the directors, officers and employees of the Company. Where a material contract or a material transaction (including a contract involving director remuneration) is entered into between the Company and a director or officer, or between the Company and another person of which a director or officer of the Company is a director or officer or in which he or she has a material interest, the director or officer is not accountable to the Company or its shareholders for any profit or gain realised from the contract or transaction and the contract or transaction is neither void nor voidable, by reason only of the relationship or by reason only that the director is present at or is counted to determine the presence of a quorum at a meeting of directors that authorized the contract or transaction, if the director or officer disclosed his or her interest in accordance with the Business Corporations Act (Ontario) and the contract or transaction was reasonable and fair to the Company at the time it was so approved.

      The directors may from time to time, in such amounts and on such terms as they deem expedient: (a) borrow money on the credit of the Company; (b) issue, sell or pledge debt obligations (including bonds, debentures, notes or other similar obligations, secured or unsecured) of the Company; and (c) mortgage, hypothecate, pledge or otherwise create a security interest in all or any of the currently owned or subsequently acquired real or personal, movable or immovable, property of the Company, including book debts, rights, powers, franchises and undertaking, to secure any debt obligations or any money borrowed or other debt or liability of the Company. The directors may from time to time delegate to such one or more of the directors and officers of the Company as may be designated by the directors all or any of the powers conferred on the directors above to such extent and in such manner as the directors shall determine with respect to each such delegation.

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

      Directors of the Company are elected annually at an annual meeting of the shareholders of the Company under the Business Corporations Act (Ontario), a majority of the directors of the Company must be resident Canadians. Each director holds office until the close of the next annual meeting or, if directors are not elected at such meeting, until the successor of such director is elected or appointed in accordance with the By-Laws of the Company and the Business Corporations Act (Ontario), or until his or her earlier resignation. Each Common Share of the Company entitles the holder thereof to one vote at a meeting of shareholders.

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

PREFERRED SHARES

      The Company is authorized to issue an unlimited number of Preferred Shares issuable in series. Subject to the Business Corporations Act (Ontario), the directors may fix, before the issue thereof, the number of Preferred Shares of each series, the designation, rights, privileges, restrictions and conditions attaching to the shares of each series, including, without limitation, any voting rights, any right to receive dividends (which may be cumulative or non-cumulative and variable or fixed) or the means of determining such dividends, the dates of payment thereof, any terms and conditions of redemption or purchase, any conversion rights, any rights on liquidation, dissolution or winding-up of the Company, and any sinking fund or other provisions, the whole to be subject to the issuance of a certificate of amendment setting forth the designation, rights, privileges, restrictions and conditions attaching to the Preferred Shares.

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

ACTION NECESSARY TO CHANGE RIGHTS OF SHAREHOLDERS

In order to add to, change or remove any of the rights, privileges, restrictions or conditions of any of the Company's shares, the articles would need to be amended to effect the change. Such an amendment would require approval by special resolution, which is a resolution that is submitted to a special meeting of shareholders of the Company duly called for the purpose of considering the resolution and passed by at least two-thirds of the votes cast, or consented to in writing by each shareholder entitled to vote at such a meeting. To add to, remove or change the rights, privileges, restrictions or conditions attached to the shares of a particular class or series, the amendment is required to be approved by special resolution of the holders of a class or series of shares voting separately as a class or series. A shareholder who is entitled to vote on such a resolution is entitled to dissent in respect of such a resolution and, if the resolution is adopted and the Company implements such changes, demand payment of the fair value of its shares in accordance with the Business Corporations Act (Ontario).

MEETINGS OF SHAREHOLDERS

     An annual meeting of shareholders is held each year for the purpose of considering the Company's financial statements and auditor's report, electing directors, appointing auditors and for the transaction of other business as may be brought before the meeting. The Board of Directors has the power to call a special meeting of shareholders at any time. Subject to the Business Corporations Act (Ontario), the holders of not less than five per cent of the Common Shares of the Company may requisition the Board of Directors to call a meeting of shareholders for the purposes stated in the requisition.

     Nasdaq, under Rule 4350, granted the Company an exemption from its requirement that the minimum quorum for a shareholder meeting be 33-1/3% of the outstanding common shares of the Company, on the basis that such requirement is not consistent with the Company's home country practice. The Company's by-laws provide that the quorum for a meeting of the Company's shareholders is two or more persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a shareholder so entitled and together holding shares representing at least five percent of the voting shares of the Company. The Company's quorum requirements comply with the requirements of the Business Corporations Act (Ontario) and management believes they are consistent with those of other Canadian companies with common shares listed on the Toronto Stock Exchange, the principal exchange of the Company's common shares in Canada.

     Notice of the time and place of each meeting of shareholders must be given not less than 21 days, nor more than 50 days, before the date of each meeting to each director, to the auditor and to each shareholder entitled to vote at the meeting. Notice of a meeting of shareholders called for any other purpose other than consideration of the minutes of an earlier meeting, financial statements and auditor's report, election of directors and reappointment of the incumbent auditor, must state the nature of the business to be transacted in sufficient detail to permit the shareholder to form a reasoned judgment thereon and must state the text of any special resolution or by-law to be submitted to the meeting.

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

C.    Material contracts

      For the two years preceding the date of this Form 20-F, the Company has not entered into any material contracts, other than contracts entered into in the ordinary course of business.

D.    Exchange Controls

    The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian" as defined in the Investment Canada Act (a "non-Canadian"), unless after review, the minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in Common Shares of the Company by a non-Canadian (other than a "WTO investor" as defined in the Investment Canada Act) would be reviewable under the Investment Canada Act if it was a direct investment to acquire control of the Company and the value of the assets of the Company was $5,000,000 or more.

    An investment in Common Shares of the Company by a WTO Investor, assuming the Company is not involved in a "cultural business", "financial service" business or "transportation service" business, each as defined in the Investment Canada Act, would be reviewable under the Investment Canada Act if it was a direct investment to acquire control of the Company and the value of the assets of the Company equals or exceeds a specified amount (the "Review Threshold"), which is adjusted for inflation annually. The Review Threshold is $237 million for investments completed in 2004 and $250 million for investments completed in 2005 and is indexed as of the first of January every year.

    A non-Canadian, whether a WTO Investor or otherwise, would acquire control of the Company for the purposes of the Investment Canada Act if it acquired a majority of the Common Shares of the Company. The acquisition of less than a majority but one-third or more of the Common Shares of the Company would be presumed to be an acquisition of control of the Company for the purposes of the Investment Canada Act unless it could be established the Company was not controlled in fact by the acquirer through the ownership of Common Shares.

    Certain transactions in relation to the Common Shares would be exempt from the Investment Canada Act, including:

o an acquisition of Common Shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

o an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and

o an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.


E.    Taxation

Canadian Federal Income Tax Considerations

         The following is a summary of certain material Canadian federal income tax considerations under the Income Tax Act (Canada) (the "Tax Act") generally applicable to a holder of Common Shares of the Company who at all times: (i) for purposes of the Tax Act, is not and is not deemed to be resident in Canada, deals at arm's length with and is not affiliated with the Company, holds the Common Shares as capital property, does not use or hold and is not deemed to use or hold Common Shares in the course of carrying on a business in Canada, and is not a "financial institution", and (ii) for purposes of the Canada-United States Income Tax Convention (1980), as amended (the "Convention"), is a resident of the U.S. and not a resident of Canada and does not hold and has not held Common Shares as part of the business property of a permanent establishment in Canada or in connection with a fixed base in Canada (hereinafter, a "U.S. Holder").

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

      Amounts in respect of Common Shares paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends to a U.S. Holder will generally be subject to Canadian non-resident withholding tax. Under the Tax Act, such withholding tax is levied at a rate of 25%, which may be reduced pursuant to the terms of the Convention. Under the Convention, the rate of Canadian non-resident withholding tax on the gross amount of dividends beneficially owned by a U.S. Holder is generally 15%. However, where such beneficial owner is a company which owns at least 10% of the voting stock of the Company, the rate of such withholding is 5%.

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


United States Tax Consequences

      The following is a general discussion of certain material anticipated United States federal income tax considerations relevant to U.S. holders, defined below, of the Company's Common Shares who hold such shares as capital assets (as defined in Section 1221 of the United States Internal Revenue Code of 1986, as amended (the "Code")). This discussion is intended to be a general description of the United States federal income tax considerations material to a purchase, ownership and disposition of Common Shares. Readers are cautioned that this discussion does not address all relevant tax consequences relating to an investment in the Common Shares, nor does it take into account tax consequences peculiar to persons subject to special provisions of United States federal income tax law, such as financial institutions, persons actually or constructively owning 10% or more of the voting power of the Company's stock entitled to vote, persons that hold Common Shares through a partnership or other pass through entity, or persons that hold Common Shares that are a hedge against, or that are hedged against, currency risk or that are part of a straddle or conversion transaction, or persons whose functional currency is not the United States dollar. Therefore, investors should consult a tax advisor regarding the particular consequences of purchasing Common Shares.

      Except as otherwise described in this form, this discussion applies to investors that are (i) citizens or individual residents of the United States,
(ii) corporations (or other entities taxable as corporations), that are created or organised in or under the laws of the United States, any State of the United States or the District of Columbia, (iii) estates, the income of which is subject to federal income taxation, regardless of its source or (iv) trusts, if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons as described in Section 7701(a)(30) of the Code has the authority to control all substantial decisions of such trust (a "U.S. Holder"). Holders that are not described in the definition of a U.S. Holder are advised to consult their own tax advisors regarding the tax considerations incident to the acquisition, ownership and disposition of Common Shares.

      Except as described below if the Company is treated as a passive foreign investment company, investors that are U.S. Holders will be required to include the gross amount of any distribution on Common Shares (without reduction for Canadian tax withheld) in their gross income as a taxable dividend, to the extent such distribution is paid from the Company's current or accumulated earnings and profits as determined under United States federal income tax principles. U.S. Holders must include in income an amount equal to the United States dollar value of such dividends on the date of receipt, based on the exchange rate on such date. Provided that the Company is not treated as a passive foreign investment company, described below, in the case of a non-corporate U.S. Holder, including individuals, such dividends will be eligible for a maximum rate of tax of 15% for dividends received before January 1, 2009, provided certain conditions are satisfied. To the extent that dividend distributions paid by the Company exceed the Company's current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder's adjusted tax basis in the shares, and then as a gain from the sale or exchange of the shares.

      U.S. Holders will generally be entitled to a foreign tax credit, or deduction for United States federal income tax purposes, in an amount equal to the Canadian tax withheld from a distribution on Common Shares. For taxable years beginning on or before December 31, 2006, dividends paid by the Company generally will constitute foreign source "passive income" or "financial services income" for foreign tax credit purposes, which could reduce the amount of foreign tax credit that a U.S. Holder may claim. For taxable years beginning after December 31, 2006, such dividends generally will be treated as "passive category income" or "general category income", for United States foreign tax credit purposes. The United States Internal Revenue Code applies various limitations on the amount of foreign tax credit that may be claimed by a United States taxpayer. Because of the complexity of those limitations, U.S. Holders should consult their own tax advisors with respect to the amount of the foreign taxes they may claim as a credit. Dividends paid by the Company on the Common Shares will not generally be eligible for the "dividends received" deductions.

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

      The Company may be a passive foreign investment company for U.S. federal income tax purposes in the current year and may have been a passive foreign investment company in prior years. U.S. Holders who hold shares should be aware that the Company does not intend to provide U.S. Holders with information as to its status as a passive foreign investment company or to comply with any record keeping, reporting or other requirements of the Code. U.S. Holders should consult with their own tax advisors as to the tax consequences to them of holding stock of a passive foreign investment company.

       United States backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of the Common Shares. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or disposition of, Common Shares by a payor within the United States to a U.S. Holder (if such person is other than an exempt recipient, including a corporation, not a United States person that provides an appropriate certification or certain other persons).

      A payor within the United States will be required to withhold tax (currently at a rate of 28%) on any payments made to a Common Share holder (if that Common Share holder is other than an exempt recipient) consisting of dividends on, or proceeds from the sale or disposition of, the Common Shares, if the selling Common Share holder fails to furnish a correct taxpayer identification number on United States Internal Revenue Service Form W-9 or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Moreover, a payor or middleman may rely on a certification provided by a payee that is not a United States person only if such payor or middleman does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect. Investors will be allowed a refund or a credit equal to any amounts withheld under the United States backup withholding tax rules against their United States federal income tax liability, provided that they furnish the required information to the United States Internal Revenue Service.


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

I.    Subsidiary information

Information not required for annual reports.


ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK.

      The Company's exposure to interest rate fluctuations relates primarily to its investment portfolio, since the Company has no borrowings outstanding under its line of credit at January 31, 2005.

      The Company invests its cash in a variety of short-term Canadian dollar denominated financial instruments, including government bonds, commercial paper and banker's acceptances. The portfolio is diversified and consists primarily of investment grade securities to minimize credit risk. Cash balances in foreign operations are generally invested in term deposits in the local operating banks. The investment in short-term financial instruments carries a degree of interest rate risk, and consequently the Company's future investment income may fall short of expectations due to changes in short-term interest rates. The investment in short-term financial instruments is not for trading purposes. Management estimates that average invested cash, cash equivalents, and short-term investments balances should be approximately $40,000,000, therefore a 1% change in interest rates could affect interest income by as much as $400,000 for the year.

FOREIGN CURRENCY RATE FLUCTUATIONS.

        In addition to Canada and the United States, the Company also operates in the United Kingdom, Germany and other European countries and is therefore exposed to market risks related to foreign currency fluctuations. The Company derives most of its sales revenue from international customers, with sales outside Canada usually denominated in U.S. dollars or European currencies including Pounds Sterling and Euros. Accordingly, changes in exchange rates between the Canadian dollar and these foreign currencies can positively or negatively affect the Company's operating results. The Company has a policy of hedging a portion of its foreign currency denominated accounts receivable. However, management recognizes that this policy can provide only short-term protection against a limited portion of the Company's currency exposure. The financial instruments utilized by the Company pursuant to its hedging policy are not purchased for trading purposes and the Company does not enter into foreign exchange contracts for speculative purposes.

      During fiscal 2005, the Company entered into forward currency contracts to sell U.S. dollars for Canadian dollars to hedge the future collection of its accounts receivable denominated in U.S. dollars. At January 31, 2005, no U.S. dollar forward currency contracts were outstanding. Subsequent to year-end, U.S.$4,000,000 of forward currency contracts were purchased at exchange rates of approximately US$1.00 = Cdn$1.24, maturing within sixty days of the financial year end. These contracts hedge substantially all of the Company's U.S. dollar based accounts receivable. During fiscal 2005, the Company incurred a foreign exchange gain of $75,000 compared to a loss of $85,000 in fiscal 2004.

      The following table provides a sensitivity analysis on the Company's exposure to changes in foreign exchange rates. For foreign currencies where the Company engages in material transactions, the following table quantifies the impact that a 10% decrease against the Canadian dollar would have had on the Company's total revenues, operating expenses and pre-tax net income for the year ended January 31, 2005.

      ----------------------- -------------- --------------- ---------------
      (in thousands of Cdn$)      Total         Operating       Pre-tax
                                 Revenue        Expenses       Net Income

                              -------------- --------------- ---------------
      United States Dollar         $(3,130)          $(811)        $(2,319)
      British Pound                   (864)           (717)           (147)
      Euro                            (960)           (535)           (425)
      ----------------------- -------------- --------------- ---------------

      See Note 15, Financial Instruments and Hedging Activities, to the audited consolidated financial statements.


ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Information not required for annual report.

                                    PART II


ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.


ITEM 15.   CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

      The Chief Executive Officer and the Chief Financial Officer (the "Executive Officers") met with the General Counsel of the Company on April 14, 2005 to review the effectiveness of the Company's disclosure controls and procedures. The Company's disclosure controls and procedures are documented in the Company's Disclosure Policy that has been approved by the Board of Directors. The Disclosure Policy provides that the Executive Officers and the General Counsel are responsible for the disclosure of material information. The Executive Officers reviewed the terms of the Disclosure Policy and considered how effectively its controls and procedures functioned in practice. The Executive Officers determined that these controls and procedures were adequate for the Company and in compliance with all applicable, laws, regulations, rules and listing standards.

      On April 14, 2005, the Executive Officers evaluated the effectiveness of the Company's disclosure controls and procedures as set out in the Disclosure Policy and concluded that there have been no significant changes to these controls or other factors that could significantly affect these controls.

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

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

      The three members of the Audit Committee are: Mr. Bryan Plug, Mr. Donald Lenz and Mr. Donald Woodley. The Company's Board of Directors has determined that Mr. Plug, an independent director of the Company, is an audit committee financial expert. The Audit Committee has determined that all three members of the Audit Committee are Financially Literate. "Financially Literate" means that a member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. Mr. Plug was determined to be Financially Literate based on his experience as the President and CEO of a number of software companies where he was responsible for supervising the preparation of financial statements of a similar breadth and complexity to the Company's financial statements, where he was responsible for making judgments and decisions related to accounting matters on behalf of management and where he was accountable for internal controls and financial reporting procedures. Mr. Lenz was determined to be Financially Literate based on his experience as an investment banker where he analyzed and evaluated financial statements of a similar breadth and complexity to the Company's financial statements and based on his experience as a director of other companies where he has been responsible for overseeing management and the preparation of financial statements in his capacity as a director. Mr. Woodley was determined to be Financially Literate based on his experience as the President of software and technology companies where he was responsible for supervising the preparation of financial statements of a similar breadth and complexity to the Company's financial statements and where he was responsible for making judgments and decisions related to accounting matters on behalf of management and where he was accountable for internal controls and financial reporting procedures. The determination was also based on Mr. Woodley's experience as a director of other companies where he has been responsible for overseeing management and the preparation of financial statements in his capacity as a director. The particulars of each member's experience can be found in the biographies under Item 6A.

ITEM 16B.  CODE OF ETHICS

     Management of the Company implemented an Employee Conduct Policy in April 2002. The Employee Conduct Policy was amended in the past year to add a section relating to the anonymous accounting complaints process adopted by the Company. The Board of Directors formally adopted the amended Employee Conduct Policy at its meeting on March 3, 2003. The Employee Conduct Policy applies to all officers and employees of the Company. The Employee Conduct Policy is attached as Exhibit 11.1 to the Company's Form 20-F filed June 5, 2003 with the Securities and Exchange Commission. Any person may request a copy of the Employee Conduct Policy from the General Counsel of the Company by contacting the General Counsel at the address or telephone number of the Company's principal executive offices set out on the first page of this Form 20-F.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

(a) AUDIT FEES

      Aggregate audit fees of $364,400 for fiscal 2005 and $323,054 for fiscal 2004 were billed by the Company's principal accountant Ernst & Young to the Company's for professional services normally provided for the audit of the Company's annual financial statements or services in connection with statutory and regulatory filings or engagements.

(b) AUDIT-RELATED FEES

      No fees were billed for fiscal 2005 and fiscal 2004 for assurance and related services by the principal accountant Ernst & Young reasonably related to the performance of the audit or review of the Company's financial statements.

(c) TAX FEES

      $295,394 in fees were billed for fiscal 2005 and $285,636 in fees were billed for fiscal 2004 for professional services rendered by the principal accountant Ernst & Young for Canadian tax compliance, tax advice, and tax planning for the Company, the Company's Canadian federal and provincial tax returns, the Company's U.S. federal income tax returns, and the Company's Q1, Q2 and Q3 fiscal 2005 tax provisions.

(d) ALL OTHER FEES

      Other than the services reported under the subparagraphs (a) through (c) above of this Item 16C, $7,789 in fees were billed for fiscal 2005 and $2,230 in fees were billed for fiscal 2004 for services related to Ernst & Young's online subscription and the CPAB levy.

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

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

This disclosure item is not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
           PURCHASERS

                                       ISSUER PURCHASE OF EQUITY SECURITIES

------------------------- ----------------------- ------------------------ ------------------------- -----------------------
Period                    (a) Total Number of     (b) Average Price Paid   (c) Total Number of       (d) Maximum Number of
                          Shares Purchased        per Share                Shares Purchased as Part  Shares that May Yet Be
                                                                           of Publicly Announced     Purchased Under the
                                                                           Plans or Programs(1)(2)   Plans or Programs
------------------------- ----------------------- ------------------------ ------------------------- -----------------------
February 1 - 29, 2004                 0                Not applicable                  0                      518,823
------------------------- ----------------------- ------------------------ ------------------------- -----------------------
March 1 -  31, 2004                40,800                  $12.28                   40,800                    478,023
------------------------- ----------------------- ------------------------ ------------------------- -----------------------
April 1 - 30, 2004                 12,600                  $12.59                   12,600                    465,423
------------------------- ----------------------- ------------------------ ------------------------- -----------------------
May 1 - 31, 2004                      0                Not applicable                  0                      465,423
------------------------- ----------------------- ------------------------ ------------------------- -----------------------
June 1 - 30, 2004                  54,100                  $10.78                   54,100                    411,323
------------------------- ----------------------- ------------------------ ------------------------- -----------------------
July 1 - 31, 2004                  81,900                  $11.51                   81,900                    329,423
------------------------- ----------------------- ------------------------ ------------------------- -----------------------
August 1 - 31, 2004                22,500                  $12.37                   22,500                    306,923
------------------------- ----------------------- ------------------------ ------------------------- -----------------------
September 1 - 30, 2004              2,900                  $14.20                    2,900                    304,023
------------------------- ----------------------- ------------------------ ------------------------- -----------------------
October 1 - 31, 2004               85,500                  $14.10                   85,500                    218,523
------------------------- ----------------------- ------------------------ ------------------------- -----------------------
November 1 - 30, 2004                 0                Not applicable                  0                      218,523
------------------------- ----------------------- ------------------------ ------------------------- -----------------------
December 1 - 31, 2004              17,200                  $16.10                   17,200                    201,323
------------------------- ----------------------- ------------------------ ------------------------- -----------------------
January 1 - 31, 2005                  0                Not applicable                  0                      201,323
------------------------- ----------------------- ------------------------ ------------------------- -----------------------
Total                              317,500                 $12.56                   317,500                   201,323
------------------------- ----------------------- ------------------------ ------------------------- -----------------------

(1) The Company announced on September 17, 2003 ("2003 NCIB") the acceptance by the Toronto Stock Exchange of the Notice of its Normal Course Issuer Bid renewal, allowing the purchase from time to time, if it was considered advisable, of up to 565,623 common shares of the Company, which represented 5% of the Company's 11,312,471 outstanding common shares as at August 31, 2003, on the Toronto Stock Exchange over the next 12 months. As at the beginning of fiscal 2005, there were 46,800 common shares that had been purchased under the 2003 NCIB and there was a maximum of 518,823 common shares that could be purchased under the 2003 NCIB at that time. The Company announced on September 17, 2004 the acceptance by the Toronto Stock Exchange of the Notice of its Normal Course Issuer Bid renewal, allowing for the purchase from time to time, if it was considered advisable, of up to 549,470 common shares of the company, which represented 5% of the Company's 10,989,390 outstanding common shares as at September 2, 2004, on the Toronto Stock Exchange over the next 12 months.

(2) On February 8, 2005, the Company announced a substantial issuer bid (the "Bid") under which it indicated its intention to purchase for cancellation up to 2,000,000 of its Common Shares (subject to increase to avoid the creation of odd-lots as a result of proration) at a price of not less than $8.50 and not more than $10.00 per Common Share. The Bid was made by way of a Dutch auction tender, which provided shareholders with the opportunity to specify the price at which they were willing to sell their Common Shares. The actual purchase price of $10.00 per Common Share, which was announced on March 22, 2005, was determined through an auction mechanism and was the lowest price within the price range at which the Company could purchase 2,000,000 of its Common Shares. Common Shares tendered at or below $10.00 (subject to prorating and disregarding fractions and odd-lots) were purchased at $10.00 and immediately cancelled. A total of 2,002,039 Common Shares were purchased for cancellation which includes additional shares purchased by the Company so as to avoid the creation of odd-lots as a result of proration. After giving effect to the repurchase and cancellation on March 29, 2005, there remained approximately 8,554,802 outstanding Common Shares of the Company. The total purchase price including the costs associated with the offer was approximately $20,620,000, and will be accounted for as a reduction in share capital of $11,432,000 and a charge to retained earnings (deficit) of $9,188,000.

                                   PART III


ITEM 17.   FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS

DATAMIRROR CORPORATION
January 31, 2005

                               AUDITORS' REPORT




To the Shareholders of
DataMirror Corporation

We have audited the consolidated balance sheets of DataMirror Corporation as at January 31, 2005 and 2004 and the consolidated statements of income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended January 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended January 31, 2005 in accordance with Canadian generally accepted accounting principles.

As described in note 2 to the consolidated financial statements, the Company changed its accounting policy for stock-based compensation effective February 1, 2004.




Toronto, Canada,
March 4, 2005. [except as to note 21,                         ERNST & YOUNG LLP
   which is as of March 22, 2005].                        Chartered Accountants


DataMirror Corporation

                                 CONSOLIDATED BALANCE SHEETS
                             [in thousands of Canadian dollars]


As at January 31

                                                                   2005               2004
                                                                     $                  $
----------------------------------------------------------------------------------------------
                                                                                 [restated
                                                                                  - note 2]
ASSETS
Current
Cash and cash equivalents [note 3]                                9,517              9,286
Short-term investments [note 4]                                  47,919             32,720
Accounts receivable                                               9,972             11,797
Prepaid expenses                                                  1,644              1,803
Future tax assets [note 14]                                       3,004              2,540
----------------------------------------------------------------------------------------------
Total current assets                                             72,056             58,146
----------------------------------------------------------------------------------------------
Capital assets, net [note 5]                                      3,410              3,845
Investment tax credits recoverable [note 13]                         --              1,019
Investment [note 6]                                                  --             12,185
Intangibles, net [note 7]                                         2,902              5,853
Goodwill [note 8]                                                 5,175              5,175
----------------------------------------------------------------------------------------------
                                                                 83,543             86,223
==============================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities                          3,700              5,544
Deferred revenue                                                 22,083             18,839
Capital lease obligations [note 10]                                  --                 32
Income taxes payable                                                929              1,785
----------------------------------------------------------------------------------------------
Total current liabilities                                        26,712             26,200
----------------------------------------------------------------------------------------------
Future tax liabilities [note 14]                                    103              1,076
----------------------------------------------------------------------------------------------
Total liabilities                                                26,815             27,276
----------------------------------------------------------------------------------------------
Commitments and contingencies [notes 13, 15, 16 and 18]

Shareholders' equity
Share capital [note 11]                                          60,318             64,625
Deficit                                                          (4,300)            (5,978)
Contributed surplus                                               1,208                798
Cumulative translation adjustment                                  (498)              (498)
----------------------------------------------------------------------------------------------
Total shareholders' equity                                       56,728             58,947
----------------------------------------------------------------------------------------------
                                                                 83,543             86,223
==============================================================================================

See accompanying notes

On behalf of the board:             NIGEL STOKES                DONALD LENZ

                                    Director                    Director


DataMirror Corporation

                               CONSOLIDATED STATEMENTS OF INCOME (LOSS)
                      [in thousands of Canadian dollars, except per share data]


Years ended January 31


                                                               2005            2004          2003
                                                                 $               $             $
-------------------------------------------------------------------------------------------------------
                                                                           [restated    [restated
                                                                          - note 2]      - note 2]
REVENUE
Licence                                                        22,520         29,087       33,223
Maintenance                                                    26,213         25,354       23,210
Services                                                        4,534          5,551        6,057
-------------------------------------------------------------------------------------------------------
                                                               53,267         59,992       62,490
-------------------------------------------------------------------------------------------------------

Cost of revenue
Licence                                                           249            234          239
Maintenance and services                                       11,862         11,389       12,605
-------------------------------------------------------------------------------------------------------
                                                               12,111         11,623       12,844
-------------------------------------------------------------------------------------------------------
Gross margin                                                   41,156         48,369       49,646
-------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
Selling and marketing                                          19,653         20,524       21,289
Research and development [note 13]                             10,528          9,753       10,459
General and administration                                      8,803          7,946        8,812
Stock-based compensation [notes 2 and 12]                         410            512          286
Amortization of intangibles                                     2,951          3,098        2,740
-------------------------------------------------------------------------------------------------------
                                                               42,345         41,833       43,586
-------------------------------------------------------------------------------------------------------
Operating income (loss)                                        (1,189)         6,536        6,060
Investment income, net [note 10]                                1,008          1,146          611
Gain on sale of investment [note 6]                             7,611             --           --
Other income [note 18]                                             --            279           --
Losses from investment in PointBase, Inc. [note 18]
   Impairment of equity investment                                 --             --       (4,595)
   Equity loss                                                     --             --       (2,081)
-------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                               7,430          7,961           (5)
-------------------------------------------------------------------------------------------------------
Provision for (recovery of) income taxes [note 14]
   Current                                                      3,078          3,758        2,762
   Future                                                      (1,437)          (970)        (328)
-------------------------------------------------------------------------------------------------------
                                                                1,641          2,788        2,434
-------------------------------------------------------------------------------------------------------
Net income (loss) for the year                                  5,789          5,173       (2,439)
=======================================================================================================

Earnings (loss) per share
Basic                                                           $0.53          $0.46       $(0.21)
Diluted                                                         $0.52          $0.44       $(0.21)
=======================================================================================================

Weighted average number of shares outstanding [000's]
[note 11[c]]
Basic                                                          11,026         11,364       11,411
Diluted                                                        11,192         11,640       11,411
=======================================================================================================

See accompanying notes



DataMirror Corporation

                                     CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                           [in thousands of Canadian dollars]


Years ended January 31

                                                          Common shares       Retained     Cumulative                      Total
                                                       -------------------    earnings     translation   Contributed   shareholders
                                                    Shares        Amount     (deficit)     adjustment      surplus        equity
                                                       #             $           $             $              $              $
-----------------------------------------------------------------------------------------------------------------------------------
                                                    [000's]

-----------------------------------------------------------------------------------------------------------------------------------
Balance, January 31, 2002                            11,472        64,740       (5,883)        (498)          --         58,359
-----------------------------------------------------------------------------------------------------------------------------------
Net loss for the year, [restated - note 2]               --            --       (2,439)          --           --         (2,439)
Exercise of stock options [note 12]                     153           821           --           --           --            821
Stock-based compensation expense
  included in net loss [note 2]                          --            --           --           --          286            286
Repurchase of common shares [note 11[b]]               (164)         (924)        (633)          --           --         (1,557)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, January 31, 2003, [restated - note 2]       11,461        64,637       (8,955)        (498)         286         55,470
-----------------------------------------------------------------------------------------------------------------------------------
Net income for the year, [restated -note 2]              --            --        5,173           --           --          5,173
Exercise of stock options [note 12]                     221         1,779           --           --           --          1,779
Stock-based compensation expense included
  in net income [note 2]                                 --            --           --           --          512            512
Repurchase of common shares [note 11[b]]               (317)       (1,791)      (2,196)          --           --         (3,987)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, January 31, 2004, [restated - note 2]       11,365        64,625       (5,978)        (498)         798         58,947
-----------------------------------------------------------------------------------------------------------------------------------
Net income for the year                                  --            --        5,789           --           --          5,789
Exercise of stock options [note 12]                      89           805           --           --           --            805
Stock-based compensation expense
  included in net income [note 2]                        --            --           --           --          410            410
Repurchase of common shares [note 11[b]]               (898)       (5,112)      (4,111)          --           --         (9,223)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, January 31, 2005                            10,556        60,318       (4,300)        (498)       1,208         56,728
-----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes


DataMirror Corporation

                                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                                    [in thousands of Canadian dollars]

Years ended January 31

                                                               2005            2004          2003
                                                                 $               $             $
------------------------------------------------------------------------------------------------------
                                                                          [restated     [restated
                                                                           - note 2]     - note 2]
OPERATING ACTIVITIES
Net income (loss) for the year                                  5,789         5,173        (2,439)
Add (deduct) items not affecting cash
   Amortization of capital assets                               1,310         1,410         1,630
   Amortization of intangibles                                  2,951         3,098         2,740
   Stock-based compensation [note 2]                              410           512           286
   Future income taxes                                         (1,437)         (970)         (328)
   Gain on sale of investment [note 6]                         (7,611)           --            --
   Other income [note 18]                                          --          (279)           --
   Impairment of investment in PointBase, Inc.                     --            --         4,595
   Equity loss from investment in PointBase, Inc.                  --            --         2,081
   Non-cash interest expense                                       --            --            63
   Non-cash foreign exchange loss                                  --            --            59
   Non-cash operating expense                                      --            32           186
Investment tax credits recoverable                              1,019           645           776
------------------------------------------------------------------------------------------------------
                                                                2,431         9,621         9,649
Net change in non-cash working capital balances
   related to operations                                        2,528           542         6,259
------------------------------------------------------------------------------------------------------
Cash provided by operating activities                           4,959        10,163        15,908
------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Additions to capital assets                                      (875)       (1,190)       (1,859)
Purchase of short-term investments                            (50,125)      (32,720)      (25,802)
Maturity of short-term investments                             34,926        25,802        27,422
Investment in Idion Technology Holdings Limited                   (98)       (2,417)       (8,949)
Proceeds from sale of investment [note 6]                      19,894            --            --
Acquisition of intangibles                                         --           (30)         (332)
Acquisition of business, net of cash [note 18]                     --        (1,328)           --
Other income [note 18]                                             --           279            --
------------------------------------------------------------------------------------------------------
Cash provided by (used in) investing activities                 3,722       (11,604)       (9,520)
------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Repayment of long-term debt                                        --            --        (1,586)
Payments of capital lease obligations                             (32)          (90)         (114)
Exercise of stock options                                         805         1,779           821
Repurchase of share capital                                    (9,223)       (3,987)       (1,557)
------------------------------------------------------------------------------------------------------
Cash used in financing activities                              (8,450)       (2,298)       (2,436)
------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and equivalents
   during the year                                                231        (3,739)        3,952
Cash and cash equivalents, beginning of year                    9,286        13,025         9,073
------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                          9,517         9,286        13,025
======================================================================================================

Supplemental cash flow information
Interest paid                                                      70            16           119
Income taxes paid                                               2,840         1,354           238
======================================================================================================

See accompanying notes

DataMirror Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]

January 31, 2005


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

January 31, 2005

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

Investment

The Company's investment in Idion Technology Holdings Limited ["Idion"] was recorded at cost as the Company did not have significant influence over the affairs of Idion and was not able to obtain adequate financial information from Idion to enable the Company to account for its investment using the equity method.

A decline in the value of an investment which is considered to be other than a temporary impairment in value is charged against income in the period that such determination is made.

Intangibles

Intangibles are comprised of acquired technology, customer lists and trademarks which are recorded at cost. Amortization is provided for on a straight-line basis over 12 to 64 months.

Impairment of long-lived assets

The Company reviews long-lived assets such as capital assets and intangible assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When indicators of impairment of the carrying value of the assets exist, and the carrying value is greater than the net recoverable value, an impairment loss is recognized to the extent that the fair value is below the carrying value.

DataMirror Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]

January 31, 2005

Goodwill

Goodwill arises on business acquisitions and comprises the excess of amounts paid over the fair value of net identifiable assets acquired.

Goodwill is not amortized and is tested annually for impairment in value. The Company performs annual impairment testing as of November 1. In addition to the annual impairment test, the Company will perform an impairment test, if an event occurs or circumstances change that would reduce the fair value of goodwill below its carrying amount.

To accomplish impairment testing, the Company compares the fair values of the reporting units to their carrying amounts. If the carrying values of the reporting units exceed their fair value, the Company would perform the second step of the impairment test. In the second step, the Company compares the implied fair values of the reporting units' goodwill to their carrying amounts, and any excess is recognized as an impairment charge.

Earnings (loss) per share

Basic earnings (loss) per share are calculated on net income (loss) for the year using the weighted average number of shares outstanding. Diluted earnings per share reflect the dilution that would occur if outstanding stock options were exercised into common shares using the treasury stock method. The computation of diluted earnings per share does not include stock options with dilutive potential that would have an anti-dilutive effect on earnings (loss) per share.

Stock-based compensation plans

The Company has two stock-based compensation plans, which are described in note 12.

The Company uses the fair value based method to account for all stock-based awards to employees and non-employees granted after February 1, 2002. The estimated fair value of options granted is determined using the Black-Scholes option pricing model and is recorded as a charge to income over the vesting period of the options with a corresponding credit recorded as contributed surplus.

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

January 31, 2005

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

The Company enters into foreign exchange forward contracts to minimize its exposure to fluctuations in foreign currency exchange rates. These derivative contracts do not qualify for hedge accounting and therefore the contracts are recorded at fair value at each consolidated balance sheet date with the corresponding gains and/or losses recorded in the consolidated statements of income (loss).

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

DataMirror Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]

January 31, 2005

Income taxes

The Company accounts for income taxes using the liability method of tax allocation. Under the liability method of tax allocation, future tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. The Company provides a valuation allowance on future tax assets when it is not more likely than not that such assets will be realized.

2. NEW ACCOUNTING PRONOUNCEMENTS

Stock-based compensation and other stock-based payments

In November 2003, the CICA made changes to Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", requiring equity instruments awarded to employees be measured and expensed using the fair value method. The main impact for the Company is to record compensation expense relating to the award of stock options to employees that the Company had previously chosen to disclose.

The Company has adopted these changes effective February 1, 2004 on a retroactive basis with restatement of prior periods. This change resulted in a decrease to net income of $512,000 for the year ended January 31, 2004 and $286,000 for the year ended January 31, 2003, and an increase to deficit and increase to contributed surplus of $798,000 as at January 31, 2004. There was no effect on retained earnings at February 1, 2002.

Asset retirement obligations

Effective February 1, 2004, the Company adopted CICA Handbook Section 3110, "Asset Retirement Obligations". The new standard establishes the requirement for the recognition, measurement and disclosure of the legal and contractual obligations for the retirement of long-lived assets. The standard requires that the fair value of the liabilities related to the asset retirement be recognized in the period in which they are incurred. The liability is accreted over time through periodic changes to income. In addition, the asset retirement cost is capitalized as part of the carrying value of the related long-lived assets and depreciated over the asset's useful life. The adoption of this standard had no financial impact on the Company.

DataMirror Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]

January 31, 2005

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

As at January 31,                                          2005           2004
                                                             $              $
-------------------------------------------------------------------------------

Cash                                                      5,222          6,689
Bankers' acceptances                                      4,295          2,597
-------------------------------------------------------------------------------
                                                          9,517          9,286
===============================================================================

The bankers' acceptances for 2005 bear interest at a rate of approximately 2.5% [2004 - 2.6%] with expiry dates extending up to one month from January 31, 2005 [2004 - one month from January 31, 2004].

4. SHORT-TERM INVESTMENTS

Short-term investments consist of the following:

As at January 31,                                          2005           2004
                                                             $              $
-------------------------------------------------------------------------------

Commercial paper                                         47,919         32,720
===============================================================================

Short-term investments consist of commercial paper bearing interest at a rate of approximately 2.3% [2004 - 2.5%] and maturity dates of up to two months from January 31, 2005 [2004 - one month from January 31, 2004].

5. CAPITAL ASSETS

Capital assets consist of the following:

As at January 31,                                        2005
                                          -------------------------------------
                                                                           Net
                                                        Accumulated       book
                                          Cost         amortization      value
                                            $                $              $
-------------------------------------------------------------------------------

Computer equipment and software          10,949           8,760          2,189
Furniture and equipment                   2,353           1,612            741
Leasehold improvements                    1,633           1,153            480
-------------------------------------------------------------------------------
                                         14,935          11,525          3,410
===============================================================================

DataMirror Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]

January 31, 2005

As at January 31,                                        2004
                                         --------------------------------------
                                                                           Net
                                                        Accumulated       book
                                          Cost         amortization      value
                                            $                $              $
-------------------------------------------------------------------------------

Computer equipment and software          10,271           7,793          2,478
Furniture and equipment                   2,278           1,411            867
Leasehold improvements                    1,523           1,023            500
-------------------------------------------------------------------------------
                                         14,072          10,227          3,845
===============================================================================

Capital assets include assets under capital leases of approximately nil [accumulated amortization of nil] as at January 31, 2005 and $165,000 [accumulated amortization of $128,000] as at January 31, 2004.

6. INVESTMENT

The investment is as follows:

As at January 31,                                         2005            2004
                                                            $               $
-------------------------------------------------------------------------------

Idion Technology Holdings Limited                           --          12,185
===============================================================================

On May 18, 2004, the Company was successful in selling its investment in Idion for net proceeds of $19,894,000, resulting in a gain of $7,611,000.

7. INTANGIBLES

Intangibles consist of the following:

As at January 31,                                        2005
                                         --------------------------------------
                                                                           Net
                                                        Accumulated       book
                                          Cost         amortization      value
                                            $                $              $
-------------------------------------------------------------------------------

Acquired technology                       8,607           7,247          1,360
Customer lists and trademarks             6,377           4,835          1,542
Deferred compensation                       307             307             --
-------------------------------------------------------------------------------
                                         15,291          12,389          2,902
===============================================================================

DataMirror Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]

January 31, 2005

As at January 31,                                        2004
                                         --------------------------------------
                                                                           Net
                                                        Accumulated       book
                                          Cost         amortization      value
                                            $                $              $
-------------------------------------------------------------------------------

Acquired technology                       8,607           5,564          3,043
Customer lists and trademarks             6,377           3,567          2,810
Deferred compensation                       307             307             --
-------------------------------------------------------------------------------
                                         15,291           9,438          5,853
===============================================================================

8. GOODWILL

Goodwill consists of the following:

As at January 31,                                          2005          2004
                                                       ------------------------
                                                             $             $
-------------------------------------------------------------------------------

Opening balance                                           5,175         3,118
Additions [note 18]                                          --         2,057
-------------------------------------------------------------------------------
                                                          5,175         5,175
===============================================================================

At November 1, 2004, the Company performed its annual impairment test of goodwill. Based on the results of step one of the annual impairment test, the Company determined that there was no potential impairment to goodwill at that date and, therefore, was not required to perform step two of the annual impairment test.

9. BANK CREDIT FACILITIES

At January 31, 2005 and 2004, the Company had available credit facilities of $3,000,000 bearing interest at the prime rate plus 0.5% and (pound)150,000 [$350,000] bearing interest at the prime rate in the United Kingdom plus 3.0%. Under a general security agreement and a source code escrow agreement, all of the Company's assets, including the source code for the Company's software, are pledged as collateral for these credit facilities. As at January 31, 2005 and 2004, no amounts have been drawn against these facilities other than letters of credit of $170,000 [2004 - $181,000].

DataMirror Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]

January 31, 2005

10. CAPITAL LEASE OBLIGATIONS

Future minimum annual lease payments with imputed interest rates ranging from 7.3% to 8.4% and expiry dates to June 21, 2004 are as follows:

As at January 31,                                          2005            2004
                                                            $               $
-------------------------------------------------------------------------------

2005                                                        --              36
-------------------------------------------------------------------------------
                                                            --              36
Less amount representing imputed interest                   --              (4)
-------------------------------------------------------------------------------
                                                            --              32
Less current portion                                        --             (32)
-------------------------------------------------------------------------------
                                                            --              --
===============================================================================

Included in investment income, net is interest expense relating to capital lease obligations of $4,000 [2004 - $8,000; 2003 - $13,000].

11. SHARE CAPITAL

[a]  Authorized and outstanding

     The Company has authorized an unlimited number of common and preferred shares. At January 31, 2005, the Company has 10,556,000 common and no preferred shares outstanding [2004 - 11,365,000 and nil, respectively].

[b] Shares purchased for cancellation

     Under a normal course issuer bid [the "Bid"] effective September 21, 2003 the Company indicated its intention to purchase up to 565,623 of its outstanding common shares. The Bid expired on September 20, 2004. Under a new bid [the "New Bid"], effective September 21, 2004, the Company indicated its further intention to additionally purchase up to 549,470 of its outstanding common shares. The New Bid expires on September 20, 2005. During the year ended January 31, 2005, the Company purchased for cancellation 898,400 common shares [2004 - 317,500; 2003 - 163,600] for cash consideration of $9,223,000 [2004 - $3,987,000; 2003 - $1,557,000].
     As a result, stated capital was reduced by $5,112,000 [2004 - $1,791,000; 2003 - $924,000] and deficit was increased by $4,111,000 [2004 -
     $2,196,000; 2003 - $633,000].

DataMirror Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]

January 31, 2005

[c]  Earnings (loss) per share

     The reconciliation of the denominator in calculating diluted per share amounts is as follows:

     As at January 31,                          2005       2004           2003
                                                  #         #              #
-------------------------------------------------------------------------------

     Weighted average number of shares
       outstanding, basic [000's]             11,026     11,364         11,411
     Effect of dilutive stock options [000's]    166        276             --
-------------------------------------------------------------------------------
     Weighted average number of shares
       outstanding, diluted [000's]           11,192     11,640         11,411
===============================================================================

[d]  Share purchase plan

     Under a share purchase plan the Company issued nil shares [2004 - nil; 2003 - nil] for consideration of nil [2004 - nil; 2003 - nil].

12. STOCK-BASED COMPENSATION PLANS

At January 31, 2005, the Company has two stock-based compensation plans for the purpose of providing shares to directors, officers and employees. The first plan was established on December 12, 1996. Options under this plan generally vest over four years from the date of grant and expire five years from the date of grant. The second plan was established on June 14, 2000 with similar attributes. The number of common shares reserved for issuance under the first and second plans are 1,208,000 and 793,000, respectively.

DataMirror Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]

January 31, 2005

A summary of the status of the Company's stock-based compensation plans as at January 31, 2005, 2004 and 2003 and changes during the years then ended is presented below:

                                   2005                      2004                    2003
                            -------------------     -------------------        ------------------
                                       Weighted                Weighted                 Weighted
                                       average                  average                  average
                                       exercise                 exercise                 exercise
                            Options      price       Options     price         Options    price
                               #           $            #          $              #         $
---------------------------------------------------------------------------------------------------
Outstanding,
   beginning of year        1,231,234     12.71      1,118,496      11.32     1,267,661     10.89
Granted                       140,000     10.43        438,985      13.62       273,792     10.98
Exercised                     (89,414)     9.00       (221,310)      8.04      (152,715)     5.38
Expired                      (425,682)    13.57       (104,937)     11.55      (270,242)    12.33
----------------------------------------------------------------------------------------------------
Outstanding,
   end of year                856,138     12.29      1,231,234      12.71     1,118,496     11.32
====================================================================================================

Options exercisable,
   end of year                510,149                  594,153                  506,400
====================================================================================================

                                      Options outstanding                  Options exercisable
                         ---------------------------------------------------------------------------
                                           Weighted
                         Outstanding        average      Weighted       Vested and       Weighted
                             at            remaining      average     exercisable at      average
 Range of exercise       January 31,      contractual    exercise       January 31,      exercise
      prices                2005             life          price           2005            price
         $                    #             [years]          $               #               $
----------------------------------------------------------------------------------------------------

    5.63 - 8.45             216,188           3.3           7.13           118,143           6.61
   8.46 - 12.68             329,345           2.3          10.99           183,051          11.04
  12.69 - 19.02             246,930           2.2          16.13           145,280          16.18
  19.03 - 27.97              63,675           0.7          21.66            63,675          21.66
----------------------------------------------------------------------------------------------------
   5.63 - 27.97             856,138           2.4          12.29           510,149          12.80
====================================================================================================

DataMirror Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]

January 31, 2005

The Company utilizes the Black-Scholes option valuation model to estimate the fair value of options granted based on the following assumptions:

Years ended January 31,                                     2005             2004            2003
----------------------------------------------------------------------------------------------------
Risk-free interest rate                                   3.3%               3.3%            4.3%
Expected dividend yield                                     0%                 0%              0%
Expected volatility                                      0.469              0.453           0.742
Expected option life [years]                               2.0                2.1             2.2
Weighted average fair values of options granted          $2.89              $3.96           $4.92
====================================================================================================

The Black-Scholes option valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options that are fully transferable and have no vesting restrictions. This model requires the use of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company's outstanding stock options have characteristics that are significantly different from those of traded options, and because changes in any of these assumptions can materially affect the fair value estimate, in management's opinion, the existing models may not provide a reliable single measure of the fair value of its stock options.

13. GOVERNMENT ASSISTANCE

The Company applies for investment tax credits from both the Canadian federal and provincial tax authorities relating to amounts expended on scientific research and development. During the year, $141,000 [2004 - $806,000; 2003 - $590,000] in investment tax credits were applied to reduce operating expenses. The amount of investment tax credits recorded represents management's best estimate based on its interpretation of current legislation. However, the Canada Revenue Agency has not yet assessed all the federal claims and, therefore, the amount ultimately received could be materially different than the amount recorded.

DataMirror Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]

January 31, 2005

14. INCOME TAXES

Significant components of the Company's future tax assets and liabilities are as follows:

As at January 31,                                          2005           2004
                                                            $               $
-------------------------------------------------------------------------------

FUTURE TAX ASSETS
Current
Deferred revenue                                          2,909          2,451
Other                                                        95             89
-------------------------------------------------------------------------------
                                                          3,004          2,540
Less valuation allowance                                     --             --
-------------------------------------------------------------------------------
                                                          3,004          2,540
===============================================================================

FUTURE TAX ASSETS
Long-term
Tax benefit of loss carryforwards and tax credits         2,626          2,480
Book depreciation in excess of tax depreciation             704            --
Share issue costs                                            --            155
-------------------------------------------------------------------------------
                                                          3,330          2,635
Less valuation allowance                                 (2,568)        (2,387)
-------------------------------------------------------------------------------
                                                            762            248
===============================================================================

FUTURE TAX LIABILITIES
Long-term
Tax depreciation in excess of book depreciation            (609)          (809)
Scientific research investment tax credits                 (256)          (513)
Other                                                        --             (2)
-------------------------------------------------------------------------------
                                                           (865)        (1,324)
-------------------------------------------------------------------------------
                                                           (103)        (1,076)
===============================================================================

Of the above valuation allowances recorded as at January 31, 2005, $1,102,000 [2004 - $1,150,000] are attributable to future tax assets for which any subsequently recognized tax benefits will be allocated to reduce goodwill related to the acquisition of PointBase, Inc. ["PointBase"].

DataMirror Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]

January 31, 2005

The following table reconciles the income tax expense computed at the rates specified in Canadian tax statutes to the reported income tax expense:

Years ended January 31,                                       2005            2004           2003
                                                                $               $              $
---------------------------------------------------------------------------------------------------
Income tax expense (recovery) at combined
Canadian federal and provincial income tax
  rate of 36.1% [2004 - 36.6%; 2003 - 38.6%]                 2,684           2,914             (2)
Effect of foreign tax rate differences                         (80)           (183)          (141)
Foreign tax losses not tax benefited                           211             150            137
Manufacturing and processing profits deduction                 (21)            (81)          (283)
Items not deductible for income tax purposes                   306             227            377
Ontario research and development incentives                    (20)             --             --
Non-taxable portion of gain on sale of investment           (1,374)             --             --
Non-taxable loss from investment in PointBase                   --              --          2,578
Benefit of foreign tax losses not previously recognized         --              --           (282)
Effect of rate changes on future income taxes                   --             (11)          (315)
Other                                                          (65)           (228)           365
---------------------------------------------------------------------------------------------------
Income tax expense                                           1,641           2,788          2,434
===================================================================================================

Significant components of the provision for income taxes are as follows:

Years ended January 31,                                       2005            2004           2003
                                                                $               $              $
---------------------------------------------------------------------------------------------------

Current tax expense                                          3,078           3,758          2,762
Future income tax benefit relating to origination
  and reversal of temporary differences                     (1,437)           (959)           (13)
Future income tax recovery resulting
   from rate changes                                            --             (11)          (315)
---------------------------------------------------------------------------------------------------
Income tax expense                                           1,641           2,788          2,434
===================================================================================================

The Company has foreign non-capital loss carryforwards of approximately $3,749,000 which have no expiry date and $3,106,000 which expire over 20 years. A valuation allowance has been recognized for all but $161,000 of the losses.

DataMirror Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]

January 31, 2005

15. LEASE COMMITMENTS

The Company has entered into agreements to lease office facilities and equipment for which the future annual lease payments are approximately as follows:

                                                                           $
-------------------------------------------------------------------------------

2006                                                                     2,410
2007                                                                     1,281
2008                                                                     1,064
2009                                                                       975
2010                                                                       244
===============================================================================

16. FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Foreign currency risk

The Company is exposed to foreign currency risk from fluctuations in foreign currency rates. Increases and decreases in foreign currency rates could impact the Company's net income (loss) for the year.

During the year ended January 31, 2005, the Company incurred a foreign exchange gain of $75,000 [2004 - loss of $85,000; 2003 - loss of $326,000].

Hedging activities

During the year, the Company entered into foreign currency forward contracts to sell U.S. dollars for Canadian dollars to hedge the future collection of its accounts receivable denominated in U.S. dollars. At January 31, 2005, no U.S. dollar foreign currency forward contracts were outstanding. Subsequent to year end, U.S. $4,000,000 of foreign currency forward contracts were purchased at an exchange rate of approximately 1.24, maturing within 60 days of the financial year end. These contracts hedge substantially all of the Company's U.S. dollar based accounts receivable. The Company does not enter into foreign currency forward contracts for speculative purposes.

During the year ended January 31, 2005, the Company incurred a foreign exchange gain from hedging activities of $285,000 [2004 - gain of $781,000; 2003 - gain of $134,000], which is included in the overall foreign exchange gain/loss disclosed above.

Current financial assets and liabilities

Due to the short period to maturity of these financial instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of their fair values.

DataMirror Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]

January 31, 2005

The Company's short-term investments consist of commercial papers. At January 31, 2005, the weighted average effective interest rate was 2.3% [2004 - 2.5%].

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

The Company's reportable segments are strategic business units. They are managed separately because each reportable segment operates in different economic marketplaces and therefore, requires different investing and marketing strategies. The Company evaluates segment performance based on income or loss from operations before investment income and income taxes.

DataMirror Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]

January 31, 2005

The following table presents certain information with respect to the reportable segments described above:

Years ended January 31,                    2005            2004           2003
                                             $               $              $
-------------------------------------------------------------------------------

REVENUE
North American customers                 35,021          39,918         41,107
Intersegment                              4,758           5,077          5,100
-------------------------------------------------------------------------------
                                         39,779          44,995         46,207
European customers                       18,246          20,074         21,383
Elimination of intersegment revenue      (4,758)         (5,077)        (5,100)
-------------------------------------------------------------------------------
                                         53,267          59,992         62,490
===============================================================================

OPERATING INCOME (LOSS)
North America                            (2,149)          3,732          4,294
Europe                                      960           2,804          1,766
-------------------------------------------------------------------------------
                                         (1,189)          6,536          6,060
===============================================================================

AMORTIZATION
North America                             4,051           4,228          3,949
Europe                                      210             280            421
-------------------------------------------------------------------------------
                                          4,261           4,508          4,370
===============================================================================

CAPITAL ASSET ADDITIONS
North America                               811           1,100          1,696
Europe                                       64              90            163
-------------------------------------------------------------------------------
                                            875           1,190          1,859
===============================================================================

DataMirror Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]

January 31, 2005

As at January 31,                                          2005           2004
                                                             $              $
-------------------------------------------------------------------------------

IDENTIFIABLE ASSETS
North America                                            64,138         66,184
Europe                                                   11,328          9,011
-------------------------------------------------------------------------------
                                                         75,466         75,195
Intangibles                                               2,902          5,853
Goodwill                                                  5,175          5,175
-------------------------------------------------------------------------------
                                                         83,543         86,223
===============================================================================

GOODWILL
North America                                             2,532          2,532
Europe                                                    2,643          2,643
-------------------------------------------------------------------------------
                                                          5,175          5,175
===============================================================================

Summaries of revenue, segmented according to the customers' country of residence, and of capital assets, intangibles and goodwill, segmented according to the country in which the assets are located, are as follows:

Years ended January 31,                    2005            2004           2003
                                             $               $              $
-------------------------------------------------------------------------------

REVENUE
Canada                                    3,725           4,662          4,285
United States                            28,403          31,918         33,498
United Kingdom                            8,942          10,414         11,675
Germany                                   4,093           4,977          5,092
Other                                     8,104           8,021          7,940
-------------------------------------------------------------------------------
                                         53,267          59,992         62,490
===============================================================================

As at January 31,                                          2005           2004
                                                             $              $
-------------------------------------------------------------------------------
CAPITAL ASSETS, INTANGIBLES AND GOODWILL
Canada                                                    8,335         11,575
Germany                                                   2,715          2,711
Other                                                       437            587
-------------------------------------------------------------------------------
                                                         11,487         14,873
===============================================================================

DataMirror Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]

January 31, 2005

18. PRIOR YEAR ACQUISITIONS

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

In April 2003, the Company made an offer to acquire all of the issued and outstanding shares of PointBase. PointBase determined not to proceed with the transaction and, as a result, PointBase agreed to pay the Company an amount of $279,000 [U.S. $200,000] as consideration for the cancellation of the offer, which is included in other income. The Company ceased its efforts to purchase PointBase as conditions at the time did not warrant further discussions.

Pursuant to an agreement and plan of merger effective December 12, 2003, the Company acquired control of the remaining shares of PointBase for consideration of approximately U.S. $2,500,000. The acquisition has been accounted for under the purchase method of accounting. Consequently, the results of operations of PointBase are included in these consolidated financial statements from that date forward.

The purchase transaction is summarized as follows:

                                                                           $
-------------------------------------------------------------------------------

Assets acquired
Cash                                                                     1,684
Other current assets                                                       426
Capital assets                                                             134
Intangibles                                                              1,565
Goodwill                                                                 2,057
-------------------------------------------------------------------------------
                                                                         5,866
Current liabilities assumed                                             (1,966)
Future tax liability                                                      (579)
-------------------------------------------------------------------------------
Net assets acquired                                                      3,321
===============================================================================

Consideration
Cash                                                                     3,012
Amounts payable                                                            309
-------------------------------------------------------------------------------
                                                                         3,321
===============================================================================

Intangibles consist of $500,000 of acquired technology and $1,065,000 of customer lists and trademarks.

None of the goodwill acquired is deductible for tax purposes.

DataMirror Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]

January 31, 2005

As part of the acquisition, the Company also acquired foreign non-capital loss carryforwards of approximately $2,979,000 which expire over 20 years but for which no value has been assigned. The valuation allowance recorded as of January 31, 2005 of $1,102,000 is attributable to future tax assets for which any subsequently recognized tax benefits will be allocated to reduce goodwill related to the acquisition of PointBase.

Under terms of the agreement and plan of merger, future payments of a portion of the funds received from an identified current customer of PointBase could have become due to the former shareholders of PointBase contingent upon the Company either securing additional revenue from or selling the business or a portion thereof to this customer. The term during which the contingent consideration could have been earned expired in December 2004 with no additional payments becoming due.

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

DataMirror Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]

January 31, 2005

19. RELATED PARTY TRANSACTIONS

In the normal course of operations during the year ended January 31, 2003, the Company entered into several transactions with SmartSales Inc., a company with a common Chairman of the Board of Directors and significant shareholder. The transactions consisted of rental income of $51,000. These transactions were made at market prices under normal trade terms and conditions. During fiscal 2003, SmartSales Inc. entered into receivership and the Company wrote off its rent receivable of $77,000.

20. RECONCILIATION OF CANADIAN GAAP TO U.S. GAAP

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP which differ in certain material respects from U.S. GAAP.

The material differences as they apply to the Company's consolidated financial statements are as follows:

[a] Balance sheet adjustments

     As at January 31,                                     2005           2004
                                                             $              $
     --------------------------------------------------------------------------

     INVESTMENT
     Balance under Canadian GAAP                             --         12,185
     Unrealized gain on investment [i]                       --          7,742
     --------------------------------------------------------------------------
     Balance under U.S. GAAP                                 --         19,927
     ==========================================================================

     GOODWILL
     Balance under Canadian GAAP                          5,175          5,175
     Adjustment for recognition of tax loss
       carryforwards [ii]                                  (128)          (128)
     --------------------------------------------------------------------------
     Balance under U.S. GAAP                              5,047          5,047
     ==========================================================================

     FUTURE TAX LIABILITIES
     Balance under Canadian GAAP                            103          1,076
     Adjustment for future tax liability on
       unrealized gain [i]                                   --          1,417
     --------------------------------------------------------------------------
     Balance under U.S. GAAP                                103          2,493
     ==========================================================================

     DEFICIT
     Balance under Canadian GAAP                         (4,300)        (5,978)
     Adjustment for stock-based compensation expense      1,208            798
     Adjustment for recognition of tax loss
       carryforwards [ii]                                  (128)          (128)
     --------------------------------------------------------------------------
     Balance under U.S. GAAP                             (3,220)        (5,308)
     ==========================================================================

DataMirror Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]

January 31, 2005

     [i] Under U.S. GAAP, investments classified as available for sale are carried at market value with unrealized gains or losses, net of tax, reflected as a component of other comprehensive income. The Company's investment in Idion was classified as available for sale.

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

[b] The components of shareholders' equity under U.S. GAAP are as follows:

     As at January 31,                                     2005           2004
                                                             $              $
     --------------------------------------------------------------------------

     Share capital                                       60,318         64,625
     Accumulated other comprehensive income (loss)         (498)         5,827
     Deficit                                             (3,220)        (5,308)
     --------------------------------------------------------------------------
     Balance under U.S. GAAP                             56,600         65,144
     ==========================================================================

DataMirror Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]

January 31, 2005

[c] Reconciliation of net income (loss) under Canadian and U.S. GAAP:

     Years ended January 31,                                  2005            2004           2003
                                                                $               $              $
----------------------------------------------------------------------------------------------------
     Net income (loss) under Canadian GAAP                   5,789           5,173         (2,439)
     Stock-based compensation expense recorded
       for Canadian GAAP purposes  [i]                         410             512            286
     Impairment charge recorded for Canadian
       GAAP purposes                                            --              --          4,595
     Impairment charge recorded for U.S.
       GAAP purposes [ii]                                       --              --         (4,846)
----------------------------------------------------------------------------------------------------
     Net income (loss) under U.S. GAAP                       6,199           5,685         (2,404)
     Unrealized gain (loss) on investments                  (6,325)          2,509          3,946
----------------------------------------------------------------------------------------------------
     Comprehensive income (loss) under
       U.S. GAAP                                              (126)          8,194          1,542
====================================================================================================

     Earnings (loss) per share under U.S. GAAP
     Basic                                                    0.56           0.50           (0.21)
     Diluted                                                  0.55           0.49           (0.21)
====================================================================================================

     [i] Effective February 1, 2004, the Company retroactively adopted the changes that the CICA made to Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which requires equity instruments awarded to employees to be measured and expensed using the fair value method. The main impact for the Company was to record compensation expense relating to the award of stock options to employees. Under U.S. GAAP, the Company is not required to record this compensation expense [note 2].

     [ii]Included in the equity loss recorded for U.S. GAAP purposes is an amount for acquired in-process research and development. Under U.S. GAAP, specifically Statement of Financial Accounting Standard ["SFAS"] No. 2, "Accounting for Research and Development Costs", acquired in-process research and development having no alternative future use must be written off at the time of acquisition. The adjustment represents the value of the acquired in-process research and development capitalized under Canadian GAAP.

DataMirror Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]

January 31, 2005

[d] Other disclosures required under U.S. GAAP

     [i] Under U.S. GAAP, the Company measures compensation costs related to stock options granted to employees using the intrinsic value method as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees", as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation". However, SFAS No. 123 does require the disclosure of pro forma net income (loss) and earnings (loss) per share information as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123:

     Years ended January 31,                                  2005            2004           2003
                                                                $               $              $
---------------------------------------------------------------------------------------------------
     Net income (loss) for the year under U.S. GAAP          6,199           5,685         (2,404)
     Stock-based compensation expense                         (519)           (775)          (826)
---------------------------------------------------------------------------------------------------
     Pro forma net income (loss) for the year                5,680           4,910         (3,230)
===================================================================================================

     Effect of stock-based compensation expense              (0.05)         (0.07)          (0.07)
     Pro forma basic earnings (loss) per share                0.52           0.43           (0.28)
     Pro forma diluted earnings (loss) per share              0.51           0.42           (0.28)
===================================================================================================

The Company has utilized the Black-Scholes option valuation model to estimate the fair value of options granted based on the following assumptions:

     Years ended January 31,                                  2005            2004           2003
---------------------------------------------------------------------------------------------------

     Risk-free interest rate                                  3.3%            3.3%           4.3%
     Expected dividend yield                                    0%              0%             0%
     Expected volatility                                     0.469           0.453          0.742
     Expected option life [years]                              2.0             2.1            2.2
     Weighted average fair values of options granted         $2.89           $3.96          $4.92
===================================================================================================

[e] Recent accounting developments

     As permitted by Statement 123 "Accounting for Stock-Based Compensation", the Company currently accounts for share-based payments to employees using APB 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee options under U.S. GAAP. In December 2004, an amended Statement 123 "Share-Based Payment" ["Statement 123(R)"] was issued, which requires all share-based payments to employees to be recognized in the consolidated statements of income (loss), based on their fair value.

     The Company expects to adopt Statement 123(R) for U.S. GAAP purposes on August 1, 2005. While Statement 123(R) requires, on a prospective basis, the recognition of compensation cost for all employee awards that are outstanding and unvested on the effective date, the Company is permitted to choose whether it restates prior periods. The Company is currently reviewing these alternatives and has not yet determined the methodology for implementation.

     The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future, however, had the Company adopted Statement 123(R) in prior periods, the impact would have approximated the impact of Statement 123 as described in the disclosure of proforma net income (loss) and earnings
     (loss) per share in note 20 [d] to the consolidated financial statements.

     The Financial Accounting Standards Board issued Interpretation No. 46 "Consolidation of Variable Interest Entities" ["Interpretation 46"] in December 2003. Similar to AcG-15 in Canadian GAAP, Interpretation 46 provides criteria and guidelines to determine whether an entity is a variable interest entity to the Company for consolidation purposes. The Company has reviewed its policies and determined that there is no impact on the consolidated financial statements as a result of the Company adopting these pronouncements.

     In November 2001, the CICA approved Accounting Guideline No. 13, "Hedging Relationships", an accounting guideline establishing conditions which must be satisfied in order to apply hedge accounting. The Company adopted these guidelines effective February 1, 2004. There was no impact to the Company upon adoption of this guideline.

DataMirror Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   [Tabular amounts in thousands of Canadian dollars, except per share data]

January 31, 2005

21. SUBSEQUENT EVENT

On February 8, 2005, the Company announced a substantial issuer bid [the "bid"] under which it indicated its intention to purchase for cancellation up to 2,000,000 of its common shares at a price of not less than $8.50 and not more than $10.00 per common share. The bid was made by way of a Dutch auction tender, which provided shareholders with the opportunity to specify the price at which they were willing to sell their common shares. The actual purchase price of $10.00 per common share, which was announced on March 22, 2005, was determined through an auction mechanism and was the lowest price within the price range at which the Company could purchase 2,000,000 of its common shares. After making the necessary adjustments to avoid creating odd lots from the bid, the actual number of shares purchased for cancellation was 2,002,039. All common shares tendered at or below $10.00 (subject to prorating and disregarding fractions and odd lots) were purchased at $10.00 and immediately cancelled. The total purchase price including the costs associated with the offer was approximately $20,620,000, and will be accounted for as a reduction in share capital of $11,432,000 and an increase in retained earnings (deficit) of $9,188,000.

                SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
                      [in thousands of Canadian dollars]






                                                                         Write-offs
                                             Balance,      Charged           of           Balance,
                                            beginning         to          accounts          end
Description                                  of year       expenses      receivable       of year
                                                $              $              $              $
---------------------------------------------------------------------------------------------------
Allowance for doubtful accounts,
   deducted from accounts receivable
Year ended January 31, 2005                   223              76              (129)          170
Year ended January 31, 2004                   263             135              (175)          223
Year ended January 31, 2003                   612             (48)             (301)          263
===================================================================================================

ITEM 18.        FINANCIAL STATEMENTS

The Company has responded to Item 17 in lieu of responding to this Item.

ITEM 19.   EXHIBITS

      Exhibit No.                                    Description
      -----------  ---------------------------------------------------------------------------------------------
     1.1 **        Articles of Amalgamation of DataMirror Corporation, as currently in effect.
     1.2 **        By-laws of DataMirror Corporation, as currently in effect.
     2.1 **        Specimen DataMirror Corporation share certificate.
     2.2 **        DataMirror Shareholder Rights Plan, dated as of May 7, 2002.
     4.1 **        Lease pursuant to which DataMirror Corporation's UK subsidiary acquired rental space in London,
                   England on November 31, 2001.
     4.2 **        DataMirror Corporation Share Purchase Plan, as currently in effect.
     4.3 **        DataMirror Corporation Executive Stock Compensation Plan, as currently in effect.
     4.4 **        Employment agreement between DataMirror Corporation and Mr. Nigel Stokes.
     4.5 **        Employment agreement between DataMirror Corporation and Mr. Kirk Dixon.
     4.6 **        Employment agreement between DataMirror Corporation and Mr. Herman Wallenburg.
     4.7 **        Pointbase, Inc. Series E Preferred Stock Purchase Agreement, dated June 14, 2000.
     6.1***        Audit Committee Charter
     6.2***        Compensation Committee Charter
     8.1           List of Significant Subsidiaries Contained in Item 4.C hereof
     11.1***       Employee Conduct Policy
     12.1          Certification of CEO and CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
     12.2          Certification of CEO and CFO Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
     13.1          Consent of Ernst & Young LLP

**   Incorporated by reference to the Company's Annual Report on Form 20F, filed on June 20, 2002.
***  Incorporated by reference to the Company's Annual Report on Form 20F, filed on June 5, 2003.

                                  SIGNATURES

    The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                             DATAMIRROR CORPORATION


                                             By: /s/ PETER CAULEY

                                                 Name: Peter Cauley
                                                 Title: Chief Financial Officer

    April 22, 2005

                                 EXHIBIT INDEX


      Exhibit No.                                    Description
      -----------  -----------------------------------------------------------------------------------
     1.1 **        Articles of Amalgamation of DataMirror Corporation, as currently in effect.
     1.2 **        By-laws of DataMirror Corporation, as currently in effect.
     2.1 **        Specimen DataMirror Corporation share certificate.
     2.2 **        DataMirror Shareholder Rights Plan, dated as of May 7, 2002.
     4.1           ** Lease pursuant to which DataMirror Corporation's UK
                   subsidiary acquired rental space in London, England on
                   November 31, 2001.
     4.2 **        DataMirror Corporation Share Purchase Plan, as currently in effect.
     4.3 **        DataMirror Corporation Executive Stock Compensation Plan, as currently in effect.
     4.4 **        Employment agreement between DataMirror Corporation and Mr. Nigel Stokes.
     4.5 **        Employment agreement between DataMirror Corporation and Mr. Kirk Dixon.
     4.6 **        Employment agreement between DataMirror Corporation and Mr. Herman Wallenburg.
     4.7 **        Pointbase, Inc. Series E Preferred Stock Purchase Agreement, dated June 14, 2000.
     6.1***        Audit Committee Charter
     6.2***        Compensation Committee Charter
     8.1           List of Significant Subsidiaries Contained in Item 4.C hereof
     11.1***       Employee Conduct Policy
     12.1          Certification of CEO and CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
     12.2          Certification of CEO and CFO Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
     13.1          Consent of Ernst & Young LLP

**   Incorporated by reference to the Company's Annual Report on Form 20F, filed on June 20, 2002.
***  Incorporated by reference to the Company's Annual Report on Form 20F, filed on June 5, 2003.
