Form 20-F
period 2006-01-31
DATAMIRROR CORP
filed 2006-06-02
CIK 1052357

-------------------------------------------------------------------------------
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
-------------------------------------------------------------------------------

                                   Form 20-F

     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF
     THE  SECURITIES EXCHANGE ACT OF 1934

                                      -OR-
 [X] ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934 for the fiscal year ended January 31, 2006
                                      -OR-
     TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ______ to ______

     SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report ______

     Commission File Number: 0-30906
-------------------------------------------------------------------------------
                             DataMirror Corporation
             (Exact name of Registrant as specified in its charter)

                                    Ontario
                        (Jurisdiction of Incorporation)

                            3100 Steeles Avenue East
                                   Suite 1100
                            Markham, Ontario, Canada
                                    L3R 8T3
                                 (905) 415-0310
             (Address of Registrant's principal executive offices)
 -------------------------------------------------------------------------------

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act : Common Shares, no par value


Indicate the number of outstanding shares of each class of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

  As at January 31, 2006, 8,291,280 Common Shares were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act.

     Yes |_|   No |X|

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

     Yes |X|   No |_|

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

     Yes |X|   No |_|

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

     Large accelerated filer    Accelerated filer     Non-accelerated filer |X|

Indicate by check mark which financial statement item the registrant has elected to follow.

     Item 17 |X|  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

     Yes |_|   No |X|

                                                           TABLE OF CONTENTS

ITEM 1.      Identity of Directors, Senior Management and Advisors..........................................................4

ITEM 2.      Offer Statistics and Expected Timetable........................................................................4

ITEM 3.      Key Information................................................................................................5

ITEM 4.      Information on the Registrant.................................................................................12

ITEM 5.      Operating and Financial Review and Prospects..................................................................25

ITEM 6.      Directors, Senior Management and Employees....................................................................40

ITEM 7.      Major Shareholders and Related Party Transactions.............................................................52

ITEM 8.      Financial Information.........................................................................................55

ITEM 9.      The Offer and Listing.........................................................................................55

ITEM 10.     Additional Information........................................................................................57

ITEM 11.     Quantitative and Qualitative Disclosures About Market Risk....................................................63

ITEM 12.     Description of Securities Other than Equity Securities........................................................64

ITEM 13.     Defaults, Dividend Arrearages and Delinquencies...............................................................65

ITEM 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds..................................65

ITEM 15.     Controls and Procedures.......................................................................................65

ITEM 16A.    Audit Committee Financial Expert..............................................................................65

ITEM 16B.    Code of ethics................................................................................................66

ITEM 16C.    Principal Accountant Fees and Services........................................................................66

ITEM 16D.    Exemptions from the Listing Standards for Audit Committees....................................................66

ITEM 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers........................................67

ITEM 17.     FINANCIAL STATEMENTS..........................................................................................68

ITEM 18.     FINANCIAL STATEMENTS..........................................................................................97

ITEM 19.     EXHIBITS......................................................................................................97

SIGNATURES.................................................................................................................98

EXHIBIT 6.1...............................................................................................................100

EXHIBIT 12.1..............................................................................................................102

EXHIBIT 12.2..............................................................................................................104

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

ITEM 3.   Key Information

A.    Selected Financial Data.

         The following selected consolidated financial information is derived from the audited Consolidated Financial Statements of DataMirror Corporation (together with its subsidiaries "DataMirror" or the "Company") presented in accordance with Canadian generally accepted accounting principles ("GAAP"), and the notes thereto and must be read in conjunction with such Consolidated Financial Statements and related notes thereto included elsewhere in the Annual Report and "Item 5. Operating and Financial Review and Prospects". These principles conform in all material respects with accounting principles generally accepted in the United States, except as described in Note 19 to the Company's consolidated financial statements. Historic results are not necessarily indicative of the results that you may expect for any other future period or for a full year. Data is in thousands of U.S. dollars, except share and per share data which are reported in U.S. dollars per share. Selected financial data is presented for fiscal years 2004, 2005 and 2006 only as five years of selected financial data cannot be presented on a restated basis, without unreasonable effort or expense.

                                                              Statement of Income(2)
                                                          For the Years Ended January 31,

                                                     2006         2005((1)                2004(1)
                                                     ----         --------                -------
                                                                (restated -          (restated -
                                                                      note)                note)
Revenue
   Licence                                        $18,232           $17,444              $18,511
   Maintenance                                     23,342            22,641               20,703
   Services                                         3,171             3,544                3,991
                                         -----------------    --------------     ----------------
                                                   44,745            43,629               43,205
                                         -----------------    --------------     ----------------

Cost of revenue
   Licence                                            170               192                  170
   Maintenance and services                         8,290             9,143                8,283
                                         -----------------    --------------     ----------------
                                                    8,460             9,335                8,453
                                         -----------------    --------------     ----------------
Gross Margin                                       36,285            34,294               34,752
                                         -----------------    --------------     ----------------

Operating Expenses
   Selling and marketing                           13,484            15,192               14,853
   Research and development                         8,211             8,144                7,085
   General and administration                       7,539             6,763                5,672
   Stock-based compensation                           265               316                  377
   Amortization of intangibles                      1,651             2,279                2,250
                                         -----------------    --------------     ----------------
                                                   31,150            32,694               30,237
                                         -----------------    --------------     ----------------
Operating income                                    5,135             1,600                4,515
Investment income, net                                793               782                  835
Gain on sale of investment                              0             5,466                    0
Other income                                            0                 0                  203
                                         -----------------    --------------     ----------------
Income  before income taxes                         5,928             7,848                5,553
                                         -----------------    --------------     ----------------
Provision for income taxes
   Current                                          1,858             2,307                2,689
   Future                                             387             (478)                (912)
                                         -----------------    --------------     ----------------
                                                    2,245             1,829                1,777
                                         -----------------    --------------     ----------------
Net income                                          3,683             6,019                3,776
                                         -----------------    --------------     ----------------

Earnings per share
   Basic                                             0.42              0.55                 0.33
   Diluted                                           0.42              0.54                 0.32

Weighted average number of
shares [000's]
   Basic                                            8,758            11,026               11,364
   Diluted                                          8,832            11,192               11,640


Amounts presented which differ
under U.S. GAAP

Net income for the year                             3,948             6,335                4,153
Pro forma net income                                3,671             5,933                3,588
Pro forma basic earnings per share                   0.42              0.54                 0.32

Notes:

         ((1)) Comparative figures for the years ended January 31, 2005 and January 31, 2004 were restated to reflect the effect of the change in accounting policy for revenue recognition as described in Note 3 to the Consolidated Financial Statements for the year ended January 31, 2006.

         ((2)) See "CRITICAL ACCOUNTING POLICIES AND ESTIMATES".

                                                     Balance Sheet Data
                                                     As at January 31,

                                               2006               2005             2004
                                               ----               ----             ----
                                                          (restated  -      (restated -
                                                                 note)            note)
Cash, cash equivalents                      $34,947            $46,394          $31,707
     and short term investments
Working capital                              23,905             38,178           25,101
Total assets                                 60,138             70,192           68,396
Long-term obligations                         9,388              9,887           10,162
Share capital                                31,657             42,250           45,622
Total shareholders' equity                   26,071             39,090           36,342
Number of shares outstanding                  8,291             10,556           11,365
[000's] (1)

Amounts presented which  differ
under U.S. GAAP

Total assets                                 59,992             70,089           74,143
Shareholders' equity                         25,925             38,987           41,019

Notes:
((1)) The number of Common Shares outstanding as at the dates noted excludes options and warrants to purchase Common Shares outstanding on such dates.


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

EXCHANGE RATE INFORMATION

     Effective fiscal 2006, the Company adopted the U.S. dollar as its reporting currency. Accordingly, for comparative purposes, financial information has been translated into U.S. dollars for prior fiscal years. The Company since fiscal 2006 publishes its consolidated financial statements in U.S. dollars.

     In this annual report, except where otherwise indicated, all dollar amounts are expressed in U.S. dollars. References to Cdn$ are to Canadian dollars and references to U.S.$ or $ are to United States dollars.

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

                        Monthly Data                                        Annual Data
                        ------------                                        -----------
                                 High               Low                                   Average
                                 ----               ---                                   -------
     April, 2006                0.8926             0.8534        2006                      0.8291
     March, 2006                0.8834             0.8531        2005                      0.7763
     February, 2006             0.8788             0.8638        2004                      0.7289
     January, 2006              0.8744             0.8528        2003                      0.6390
     December, 2005             0.8690             0.8521        2002                      0.6412
     November, 2005             0.8579             0.8361

     On May 31, 2006, the inverse of the Noon Buying Rate was U.S.$0.9069 = Cdn$1.00.

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

     Limited Positive Operating History; Uncertainty of Future Operating Results. The Company's predecessor was incorporated on November 19, 1993 and did not earn revenue until 1995. While the Company earned operating income for the years ended January 31, 2004, 2005 and 2006, it incurred operating losses in some of the previous years. In addition, while the Company earned net income for the years ended January 31, 2004, 2005, and 2006, it recorded net losses in some of the previous years. Due to the Company's limited positive operating history, the uncertainty of continued acceptance of the Company's products, the rapid evolution of competitive software products, and the other risk factors discussed herein, there can be no assurance that the Company will be able to sustain revenue growth or to achieve or sustain profitability or positive cash flow from operations in the future. See "Operating and Financial Review and Prospects".

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

     Product Markets and Product Acceptance. To date, the Company has derived a large portion of its licence revenue from its Transformation Server and iCluster (a successor to High Availability Suite) products, particularly for the IBM iSeries (AS/400) platform. The Company expects that sales of Transformation Server software, and particularly Transformation Server for the iSeries, as well as iCluster, will continue to represent a substantial portion of its revenue for the foreseeable future. With the Company's iReflect and Transformation Server for Oracle products, the Company believes it will see increased revenues from products that operate in conjunction with Oracle databases. A decline in the market for hardware platforms on which the Company's products operate, or for applications and data management software for such platforms, may occur as a result of new competitive products, price, technological changes or other factors. The Company's future results of operations will depend, in part, on achieving broader market acceptance of its software products, as well as on its ability to continue to enhance these products to meet the evolving needs of customers. Future results may also depend on the strength or weakness of global markets for computer platforms and databases with which the Company's products operate. A decline in these markets, or the inability of the Company to achieve broader acceptance of its products or to enhance its products as required to meet market demand, could have a material adverse effect on the Company's business, results of operations and financial condition. The Company's PointBase products depend on the acceptance and use of Java and the promotion and backing of Java by Sun Microsystems, Inc. Any adverse change on the viability or support for Java or Sun would have an adverse effect on the market for PointBase products. See "Business Overview - Competition".

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

     Competition. The market for integration software is continuously evolving and highly competitive. Given the variety of uses for the Company's products and the range of platforms, operating systems and databases on which they operate, the Company faces competition from many competitors, including other independent software vendors, database vendors and large hardware manufacturers who also offer data integration tools. In the financial years ended January 31, 2005 and 2006, the Company faced increased pricing pressures from competitors including Vision Solutions, Lakeview Technology and iTera in the iSeries High Availability marketplace. These competitors have continued to put pricing pressure on the Company's core High Availability suite of products which continue to depress margins for these products. The Company also faces significant competition from in-house development departments within businesses that may develop custom software for the specific data movement or integration requirements of their enterprises. Current and potential competitors may have or may in the future establish alliances or cooperative relationships among themselves or with potential customers and may rapidly acquire significant market share. In addition, many of the Company's competitors and potential competitors are or may be significantly larger than the Company and have significantly longer operating histories, greater financial resources and more market and brand recognition than the Company. Open source software, some of which is distributed free of charge, may also pose a competitive threat to the Company. For example, the availability of Derby, an open source Java database, without charge may pose a competitive threat to the Company's PointBase java database business. The Company believes that its ability to compete depends on many factors within and outside its control, including product functionality, performance, price, reliability, vendor and product reputation, customer service and support, sales and marketing efforts, product distribution and product releases both by the Company and its competitors. As the markets for the Company's products expand, additional competition may emerge and competitors may commit more resources to competitive products. There can be no assurance that the Company will be able to compete successfully in current or future markets or that competitive pressures will not have a material adverse effect on the Company's business, results of operations and financial condition. See "Business Overview - Competition".

     Dependence on Continued Growth of the Database and Data Integration Markets. The Company believes key future uses of its software will be for integration and data and application data protection (high systems availability) applications, such as e-business applications, data distribution to and from data warehouses and other data stores, enterprise application integration, workload balancing, and back-up protection against planned and unplanned system outages. Consequently, the Company's future financial performance will depend in part on the growth in the utilization of databases, e-business and in the number of data warehouse installations. The database, e-business and data warehouse markets are rapidly evolving, and there can be no assurance that such markets will be sustained at their current size or continue to grow. In addition, to the extent that the Company's products may be used in electronic commerce and Internet-based applications, the Company's future financial performance will depend in part on the reliability, growth in use and public acceptance of the Internet, particularly for the conduct of business-to-business and business-to-consumer commercial transactions. Businesses continue to develop their commercial infrastructure using Internet technologies. There can be no assurance that the Internet infrastructure will be able to support the communications demands placed on it. In addition, there is no assurance that the Company's products will adequately address the requirements of customers or keep pace with changes in any of these markets.

     Dependence on Relationships with Complementary Vendors. The Company believes that it is important to develop, maintain, and enhance close associations with complementary hardware and software vendors. In particular, it is important that the Company maintain its existing relationship with IBM due to the Company's dependence on the IBM iSeries market. In the High Availability market, the Company depends on IBM rebates and incentives offered to IBM customers who purchase software from IBM High Availability Business Partners to encourage customers to purchase the Company's software. There can be no assurance that IBM will not terminate the Company's status as a High Availability Business Partner. This would have a direct negative impact on sales of the Company's iCluster software. The Company also depends on IBM to market and promote the Company and its products to IBM sales employees, IBM business and channel partners and end user customers. There can be no assurance that IBM will continue to market and promote the Company and its products, that IBM will not enter the market for High Availability or integration software directly, or that the Company will be able to maintain its existing relationships or enter into new relationships. The Company's failure to do so could adversely affect the portability of the Company's products to, and compatibility and integration with, existing and new platforms, software applications and databases and the timing of the introduction of new and enhanced products by the Company. In addition, failure to do so could affect the Company's ability to leverage third party distribution channels and increase its market presence. See "Business Overview - Sales and Marketing". IBM has plans to add heterogeneous replication functionality to its WebSphere Information Integration product. IBM has also acquired Ascential Software, a direct competitor to the Company which may discourage purchases of the Company's Transformation Server product which competes with the Ascential products. IBM also has plans to continue to enhance the cross-site-mirroring functionality (XSM) available for the iSeries platform. XSM allows iSeries customers to implement simple High Availability solutions using switched disk technology and may pose a competitive threat to the Company's iCluster product.

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

     Currency Exchange Risk. As the Company realizes a significant portion of its revenue in U.S. dollars and European currencies and incurs a significant portion of its operating expenses in Canadian dollars, changes in exchange rates between the Canadian dollar and the U.S. dollar or other foreign currencies could affect the Company's operating results. In fiscal 2006, the Canadian dollar appreciated significantly against the U.S. dollar as compared to fiscal 2005. The Company's policy of hedging a portion of its foreign currency denominated accounts receivable can provide only short-term protection against a limited portion of the Company's foreign currency exposure. The appreciation of the Canadian dollar requires the Company to become more productive in order to maintain its margins. Although the Company has taken and will continue to focus on increasing the productivity of its Canadian operations there is no guarantee it will be successful in maintaining its current margins. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Quantitative and Qualitative Disclosures About Market Risk".

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

     Management of Growth. In recent years, the Company has experienced rapid growth in the scope of its operations due to internal growth and the PointBase acquisition. This growth has resulted in increased responsibilities for the Company's existing personnel, the hiring of additional personnel and, in general, higher levels of operating expenses. In addition, the Company may continue to experience rapid growth in the future, due to continued internal expansion, acquisition or other factors. In order to manage its current operations and any future growth effectively, the Company will need to continue to implement and improve its operational, financial and management information systems, to hire, manage and retain its employees, to integrate acquired businesses, technologies and personnel, if any, with existing operations and to maintain its corporate culture including technical and customer service standards. There can be no assurance that the Company will be able to manage such growth effectively or that its management, personnel or systems will be adequate to support growth in the Company's operations.

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

     Protection of Intellectual Property. The Company relies on contractual restrictions, such as confidentiality agreements and licences, to establish and protect its proprietary rights. Despite any precautions that the Company takes to protect its intellectual property: (a) laws and contractual restrictions may be insufficient to prevent misappropriation of its technology or deter others from developing similar technologies; (b) current laws that prohibit software copying provide only limited protection from software "pirates," and effective trademark, copyright and trade secret protection may be unavailable or limited in foreign countries; (c) other companies may claim common law trademark rights based upon state, provincial or foreign laws that precede any registrations the Company may receive for its trademarks; and (d) policing unauthorized use of the Company's products and trademarks is difficult, expensive and time-consuming, and the Company may be unable to determine the extent of this unauthorized use. It is possible that the Company's intellectual property rights could be successfully challenged by one or more third parties, which could result in its inability to exploit, or its loss of the right to prevent others from exploiting, certain intellectual property. In addition, reverse engineering, unauthorized copying or other misappropriation of the Company's technology could enable third parties to benefit from the Company's technology without paying the Company for it, which would significantly harm the Company's business. See "Business Overview - Intellectual Property".

     Potential Infringement Liability. As the number of software products in the industry increases and the functionality of these products further overlaps, it is possible that software developers will become increasingly subject to infringement claims. Moreover, there has been an increase in the number of patents issued in Canada and the United States relating to computer software, and, accordingly, the risk of patent infringements in the industry can be expected to increase, potentially resulting in an increase in patent infringement claims. Shopplex.com carrying on business as Teilhard Technologies and Juxtacomm Technologies Inc. (the "Plaintiffs") filed a statement of claim in Federal Court of Canada against the Company alleging infringement of a Canadian patent (No. 2,241,767) and certain other related claims on July 15, 2004. The original statement of claim was amended and the Company subsequently filed a statement of defence and counterclaim against the Plaintiffs and certain related parties. The Company believes the claims of infringement are without merit and intends to defend this matter vigorously. There can be no assurance that third parties will not assert infringement claims against the Company in the future. Such claims may result in costly litigation, diversion of management time and resources, financial liability or a requirement that the Company suspend licensing of its products or redesign its products, or enter into royalty or licensing agreements. Furthermore, there can be no assurance that the Company would be able to successfully redesign its products, if required, or that any royalty or licensing agreements will be available on reasonable terms, or at all. Any such claim or the results thereof could have a material adverse effect on the Company's business, results of operations or financial condition. See "Business Overview - Intellectual Property".

     Potential Litigation Liability. The Company may face liability claims if its products or services fail to perform as intended. The sale, servicing, and support of our products entails the risk of product liability, performance or warranty claims, which may be substantial in light of the use of our products in business-critical applications. A successful product liability claim could seriously disrupt our business and adversely affect our financial results. Software products are complex and may contain errors or defects, particularly when first introduced, when new versions or enhancements are released, or when configured to individual customer requirements. We currently have in place procedures and staff to exercise quality control over our products and respond to defects and errors found in current versions, new versions, or enhancements of our products. We also attempt to contractually limit our liability in accordance with industry practices. However, defects and errors in our products could inhibit or prevent customer deployment and cause us to lose customers or require us to pay penalties and damages. Westcon Inc. ("Westcon"), a specialty distributor of networking communications and security products was a customer of the Company and is currently in a dispute with the Company initiated in June 2004 relating to the performance of the Company's products. The dispute is being dealt with by way of arbitration, which calls for the dispute to proceed under the International Commercial Arbitration Act (Ontario). The Company believes the issues under dispute by Westcon are without merit and the Company intends to defend this matter vigorously.

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

     Enforcement of Judgements. The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely because: the Company is incorporated under the laws of Ontario; all of its officers and directors during fiscal 2006, with the exception of Bryan E. Plug, are non-residents of the United States; some or all of the experts named in this annual report, if any, are residents of Canada; and the Company and a substantial portion of its assets are located outside the United States.

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


ITEM 4.   Information on the Registrant

A. History and Development of the Registrant

     The Company's legal and commercial name is DataMirror Corporation. The predecessor corporation to DataMirror Corporation was incorporated in Canada under the Business Corporations Act (Ontario) on November 19, 1993. This predecessor corporation amalgamated under the Business Corporations Act (Ontario) on February 1, 1996 with four other corporations to form DataMirror Corporation as it is currently constituted. The Company's articles of amalgamation were amended on December 6, 1996 to effect a 1 for 2 share consolidation of the Common Shares and to create a class of preferred shares issuable in series. On December 16, 1996, the Company completed an initial public offering of 2,000,000 Common Shares priced at Cdn$5.50 per share and began trading on the Toronto Stock Exchange. On September 3, 1997 the Company completed a special warrant offering, selling 1,600,000 Special Warrants of the Company priced at Cdn$10.35 per Special Warrant. Each Special Warrant entitled the holder thereof upon exercise to purchase one Common Share without any additional payment. All of the Special Warrants were exercised. On April 6, 2000, the Company completed an offering of 1,305,000 Common Shares priced at Cdn$27.00 per share. On January 18, 2001, the Company's Common Shares were approved for listing and began trading on the NASDAQ National Market.

     The Company made an offer to shareholders of the Company dated February 11, 2005 to purchase for cancellation up to 2,000,000 (subject to increase to avoid the creation of odd-lots as a result of proration) of the Company's Common Shares. The offer for the Common Shares expired at 5:00 p.m. (Toronto time) on March 21, 2005. The Company confirmed on March 29, 2005 a total of 2,002,039 Common Shares were purchased for cancellation which includes Common Shares purchased by the Company so as to avoid the creation of odd-lots as a result of proration. The number of common shares deposited at or below the purchase price as at the expiration date of the offer for Common Shares was 3,113,239. The final proration factor that was applied to Common Shares properly deposited was 0.642368. As a result, shareholders who deposited Common Shares at or below the purchase price of Cdn$10.00 had approximately 64% of their Common Shares bought back at the purchase price, subject to adjustments for odd lots and to avoid the creation of fractional Common Shares and to avoid the creation of odd lots as a result of proration. The Common Shares repurchased comprised approximately 19% of the outstanding common shares of the Company before giving effect to the repurchase. After giving effect to the repurchase, there were approximately 8,556,000 Common Shares outstanding. Payment for Common Shares tendered and accepted for purchase was made March 29, 2005.

     On November 4, 2005 the Company voluntarily delisted its Common Shares from the NASDAQ National Market. The Company's Common Shares continue to be listed under the symbol DMC on the Toronto Stock Exchange.

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

     The Company has grown substantially over the past nine years. By expanding its indirect sales network, direct international presence and products and services, it has achieved substantial growth in its customer base, employees and revenues, going from 500 customers and 135 employees for fiscal 1997 to over 2,100 customers and 220 employees for fiscal 2006.

     In March 1998, the Company provided initial capital funding and entered into a strategic development agreement with PointBase, Inc. ("PointBase"), a developer and marketer of computer software products and a provider of Java data management and synchronization products for the embedded database and data mobility markets. PointBase's products are used in Java server applications and are also embedded within Java applications. Subsequently the Company participated in several rounds of PointBase financing. At January 31, 2003, the Company owned approximately 25 percent of the outstanding shares of PointBase. The investment was written off when it became apparent that measures taken by the management of PointBase would not result in profitable or break-even operations in the near future and the Company's investment had become impaired and, accordingly, the investment was written down to the estimated fair value of nil. In April 2003, the Company made an offer to acquire all of the issued and outstanding shares of PointBase. PointBase determined not to proceed with the transaction and, as a result, PointBase agreed to pay the Company an amount of U.S.$200,000 as consideration for the cancellation of the offer, which is included in other income for fiscal 2004. The Company ceased its efforts at that time to purchase PointBase as conditions at the time did not warrant further discussions. On December 18, 2003, the Company completed an agreement and plan of merger and acquired one hundred percent control of PointBase in a cash transaction valued at approximately Cdn$3.3 million at closing, with certain additional amounts which would have become payable contingent on future revenue or proceeds that could have been received in connection with the acquired business. DataMirror accounted for the acquisition under the purchase method. The term during which the contingent consideration could have become payable expired in December 2004 with no additional payments becoming due. The losses from the Company's investment in PointBase were nil in fiscal 2004 compared to an equity loss of Cdn$2,081,000 and an impairment charge of Cdn$4,595,000 in fiscal 2003. The decrease was due to the investment in PointBase having been fully written off at October 31, 2002. See "Operating and Financial Review and Prospects -Acquisitions and Investments" section.

     On March 18, 2002, the Company announced its intention to make a take-over bid for all of the shares of Idion Technology Holdings Limited ("Idion"), a South African company listed on the JSE Securities Exchange ("JSE") under the symbol IDI, in a cash bid valued at Cdn$9.8 million. On April 18, 2002, the bid was increased to Cdn$18.9 million, and subsequently, on May 8, 2002, the bid was further increased to Cdn$30.4 million. On July 4, 2002, the Company closed its bid to acquire Idion, having not been successful in completing the take-over. At January 31, 2004, the Company owned approximately 48,269,000 or 42.61% of Idion's outstanding common shares acquired at a cost of Cdn$12,185,000. The Company announced on May 14, 2004 that it had sold all of its shares of Idion in a market trade executed through the facilities of the JSE. The Company sold 48,269,085 shares of Idion at a price of ZAR 2.10 per share. Based on the exchange rates on settlement (ZAR1=Cdn$0.2025), the Company received net proceeds of Cdn$19.9 million after brokerage and advisory fees, had a pre-tax gain of approximately Cdn$7.6 million, and an after tax gain of Cdn$6.3 million. See the "Operating and Financial Review and Prospects -Acquisitions and Investments" section.

     On January 7, 2003, the Company acquired the technology and certain related assets of SmartSales Inc., a developer of CRM solutions, in a cash transaction. The Company acquired current assets valued at Cdn$15,000, capital assets valued at Cdn$22,000 and technology valued at Cdn$362,000 for cash consideration of Cdn$399,000. The technology acquired was amortized over a term of one year.

     The Company will continue to pursue its strategy of developing and marketing software solutions that allow companies to integrate, protect, capture and audit their data. More enterprises are expected to recognize the importance of managing data for business intelligence, enterprise application integration and e-business applications in real-time. To establish and maintain useful databases for these purposes, data must be captured, transformed and flowed from the source databases that generate operational data to separate databases such as data warehouses or web servers in real-time. Competitive pressures are forcing more companies to be available to their customers 24 hours a day. The Company expects that companies will continue to invest in technology to avoid having key operational systems unavailable due to planned (system maintenance, upgrade or backup) or unexpected (hardware or communications failure) system outages. The U.S. Food and Drug Administration ("FDA") requires that FDA-regulated firms provide electronic audit trails of certain data, also known as E-Records, for FDA examination. The Sarbanes-Oxley Act ("SOX") and other similar laws and regulations are driving customers to implement audit solutions on their financial systems and integration solutions to improve the speed and accuracy of the consolidation of financial results. The Company's integration, audit and protection solutions are designed to help companies address these needs.

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

B.   Business Overview

Description of Operations

     The Company designs, develops and markets software solutions for real-time data integration, protection and data audit. The Company's comprehensive family of products allows companies to capture, transform and flow data in real-time across multi-platform computing environments. The Company's software products provide business data integration, giving its customers the ability to keep corporate data integrated, distributed and available within enterprises and across the Internet. The Company's protection solutions provide disaster recovery and avoidance ensuring highly available 24/7 business operations under any circumstances. The Company's data audit solution allows companies to monitor, track and report on critical information stored in their databases to ensure the security of their data assets at all times. The Company's products are suited to such business applications as building and replenishing data warehouses, data distribution and workload balancing, e-commerce and the integration of e-business applications with operational and legacy systems, enterprise application integration ("EAI"), auditing and reporting on the integrity and security of data assets, mobile and remote data capture for ERP systems, high availability and back-up and recovery applications. The Company's PointBase solutions provide relational database products and synchronization solutions designed to help Java developers speed up and reduce the cost of developing Java applications and facilitate the integration of back office and legacy data information with Java and web applications.

     The Company derives its revenue from three main sources: sales of software licences, software maintenance and support agreements, and consulting and implementation services. Sales of software licences have historically been primarily on a direct basis to the Company's customers in North America, Asia Pacific and much of Europe, while also employing indirect sales channels, such as distributors and remarketers in these territories. The Company reduced its direct selling team in Asia in fiscal 2005 and has been using indirect channels. In Australia, South and Central America and certain European countries the Company sells mainly on an indirect basis through distributors or remarketers who may also provide customer support and service to end users.

     The Company derives its revenue from three main sources: sales of perpetual software licences, software maintenance and support agreements, and consulting and implementation services. The sales of software licences have historically been on a direct basis to the Company's customers in North America, Asia Pacific and most of Europe, while also employing indirect sales channels such as distributors and remarketers in these territories. In Australia, South and Central America and certain European countries, the Company sells mainly on an indirect basis through distributors or remarketers that may also provide customer support and service to end users. The Company sells single and multiple-year software maintenance and support agreements with the related software licences. These agreements are generally renewed on an annual basis after expiry of their initial term. Revenue from consulting and implementation services is derived primarily on a time and materials basis under a services agreement with the customer, which in some cases may be pre-billed with the related software licences.

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

     The Company's first data protection product, High Availability Suite for IBM iSeries (AS/400) (also known as HA Suite), was first released in November 1998. HA Suite was an iSeries (AS/400) high availability solution that captures objects and database transactions from primary systems, mirrors them to one or more recovery systems, and invokes operational switching as required. HA Suite was complemented and enhanced in mid 1999 with the introduction of DataMirror iCluster software, an iSeries (AS/400) cluster management solution that includes a GUI to define nodes in a cluster, determine what data and objects are mirrored to specific nodes and monitor the entire cluster from a single station. Transformation Server/ES is a new product introduced in fiscal 2006. Transformation Server/ES is an event-driven data integration solution that transforms data into a message format for immediate delivery to enterprise application integration (EAI), complex event processing (CEP), service-oriented architecture (SOA), or event-driven architecture (EDA) environments. It creates useful business information from multiple sources by capturing transactions from mission-critical applications, pulling contextual information from other systems, and consolidating the data into a single event. Transformation Server/ES dynamically routes data, based on content, to various message queues to be consumed by one or more applications.

     The Company's EAI product, Constellar Hub, is an EAI solution which enables data movement, transformation and integration between a wide variety of mixed system environments. It supports over 40 data types and supports real-time, batch and message-oriented systems.

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

     During the past few years the Company has introduced the following newer versions of the following software products:

1. Transformation Server Version 5.3. Version first released in September 2005. New and enhanced features include conflict detection and resolution, job/process termination, Unicode migration, and enhanced platform support.

2. Transformation Server/ES Version 5.2. Version first released in November 2005. This product consists of real-time replication technology that lets the user capture and transform relational database changes into XML documents and target these documents to the user's messaging middleware solution. Transformation Server/ES detects events as they occur in mission-critical production applications and creates useful business information to feed into the message queues of leading enterprise application integration (EAI), business process management (BPM), and service-oriented architecture (SOA) environments.

3. iReflect Version 2.2. Version released in January 2006. This is a high availability and data distribution solution for Oracle databases, which can be used for data protection, disaster avoidance and recovery, and other business applications.

4. iCluster Version 2.2. Version first released in December 2005. This product is the Company's business continuity and disaster recovery software for IBM iSeries (AS/400) servers. This version provides support for refresh-only groups, referential integrity (RI) constraints, user-defined SQL data types, SQL triggers, remote journaling, and offers failover support for any combination of supported operating system versions.

5. iCluster for EMC Symmetrix Version 2.1. Version released in January 2005. This data protection software for the IBM iSeries (AS/400) is closely integrated with EMC Corporation's system and storage replication solutions Symmetrix Remote Data Facility (SRDF) and TimeFinder. This product increases application availability and workload distribution in EMC iSeries (AS/400) environments.

6. iCluster for IBM TotalStorage Enterprise Storage Server. DataMirror iCluster for IBM TotalStorage Enterprise Storage Server (ESS) is a single integrated software solution for highly available business operations in IBM eServer iSeries environments. iCluster for IBM ESS enables high levels of data and application protection for Storage Area Networks (SANs) running on IBM iSeries and ESS systems. iCluster for IBM ESS integrates with IBM's Advanced Copy functions, Peer-to-Peer Remote Copy (PPRC) and FlashCopy to provide availability at the storage level, system level and application level.

7. LiveAudit. DataMirror's LiveAudit software creates an audit trail of changes made to information that is stored in relational format. The resulting audit trail is stored in a secure database for monitoring, analysis, and reporting purposes. LiveAudit is based on the Company's flagship Transformation Server product and can also be used for real-time data integration and consolidation.

8. PointBase Embedded Version 5.4. Version released in January 2006. This product is a platform-independent, full-featured relational database written entirely in Java. It can be integrated directly within a Java application, making it transparent to the end user from time of deployment. It has a small footprint, provides comprehensive security, and requires zero administration. Version 5.4 added performance monitoring tools and expanded support of expressions and functions in SQL queries.

9. PointBase Micro Version 5.4. Version released in January 2006. PointBase Micro is a platform-independent Java relational database optimized to run on the Java 2 Micro Edition (J2ME CDC and CLDC/MIDP) and J2SE platforms. It has an ultra-compact footprint and can be embedded within Java applications, making it transparent to users from the time of deployment.

10. Transformation Server for Mobile Version 5.4. Version released in January 2006. This product is implemented as a Java API that allows developers to easily synchronize data between databases residing on mobile platforms and corporate back-end databases.

Principal Markets

     The Company operates in only one industry, the business of developing and marketing computer software products. The Company has two reportable segments, North America and Europe, based on the geographic location of its operations. The Company's geographical revenue distribution has been as follows:


FOR THE YEARS ENDED
                                                  January 31,
                                      2006            2005           2004
                                  -------------------------------------------

     Canada                                5.1%            6.7%          7.6%
     United States                        60.0%           50.8%         51.6%
     United Kingdom                       14.2%           18.3%         16.2%
     Germany                               6.9%            9.7%         10.2%
     Other                                13.8%           14.5%         14.4%
                                  -------------------------------------------

                                         100.0%          100.0%        100.0%
                                  ===========================================


     Additional information about the geographic segments of the Company's business is available in "Management's Discussion and Analysis of Financial Condition and Results of Operations", incorporated by reference herein, and in the Consolidated Financial Statements of the Company for the year ended January 31, 2006, Note 17, Segmented Information.

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

     The standard U.S. dollar list pricing per licence for Transformation Server and iReflect, ranged from as low as $6,700 to $264,700 in fiscal 2006. DB/XML Transform licences ranged in price from $11,800 to $35,400. LiveAudit sales in fiscal 2006 ranged from $5,000 to $198,500. The fiscal 2006 price for a licence for HA Suite and iCluster ranged from $9,700 to $325,600. Production licences for Constellar Hub generally ranged from $31,100 to $387,600. ERP Gateway is a client-server solution. Pricing is based on the number of servers, the number of clients and the number of customised ERP transactions that a customer requires. The base price for a solution is approximately $150,000 and increases depending on the number of customised ERP transactions, the number of client licences required, and the power of the server on which the server components are installed.

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


Sales and Marketing

     The Company markets and sells licences for its software products primarily through its direct sales force in North America and Europe. In addition to its direct sales activities, the Company also employs indirect sales channels, such as distributors and resellers, in North America, Central and South America, Europe, Asia and the Pacific Rim. In Australia, and in certain European countries, the

Company sells mainly on an indirect basis through distributors and resellers, who may also provide customer support and service to end users.

     The Company's direct sales staff consists of technically trained salespersons and engineers who serve customers' information systems and business management staffs. Direct sales and related support personnel are organized by designated regional sales territories and/or product line, each reporting directly to head office, in the case of the Americas, or DataMirror (Europe) head office in London, England, in the case of European sales. The Company's sales staff covers the North American market from its head office in Markham, Ontario and from branch offices in New York, New York; Chicago, Illinois; Dallas, Texas; and Newport Beach, California. The Company's direct sales in Europe are conducted from the offices of DataMirror (UK) Limited in London, England, and European branch offices in Antwerp, Frankfurt and Paris.

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

     In Fiscal 2006, the Company entered into a number of partnerships. In April 2005, the Company entered into a systems integrator agreement with The Normandy Group to offer real-time data integration, business continuity, and regulatory compliance solutions, and the Company also extended its marketing and sales agreement with Montreal-based Syntax.net to offer high availability and business continuity solutions for SMB customers.

     In June 2005 the Company formed a reseller agreement with Cork, Ireland-based QCL Technologies to jointly offer real-time data integration and regulatory compliance solutions to clients in the chemical, life sciences, and pharmaceutical industries leveraging DataMirror's Integration Suite software.

     In August 2005, the Company partnered with South Korea's IIONE to sell high availability and real-time data integration solutions in South Korea.

     In September 2005 the Company expanded its reseller deal with Australian software developer and integration specialist Eucalypt Software Partners to provide enterprise application solutions to customers undertaking integration projects.

     Constant Data, a Minneapolis, MN provider of high availability software entered into a partner agreement with the Company in November 2005 for high availability solutions.

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

     Included among the key alliances that the Company entered into in the past three years are Symbian, where the Company joined in 2004 the Symbian Platinum Partner Program to support the growing market for smartphones; BEA Systems, where the Company joined the BEA Star Program to provide a BEA-READY (TM) integration Solution, and Business Objects, where the Company joined the Business Objects Technology Partner Program.

     In April 2005 the Company joined the Eclipse Foundation, a non-profit corporation formed to advance the creation and support of the Eclipse platform, as an Add-In Provider. The Company announced the support of the Eclipse IDE plugin for PointBase 5.2.

     In May 2005 the Company joined the Business Objects Technology Partner Program which brings together DataMirror Transformation Server with BusinessObjects XI, the Business Objects business intelligence platform. In the third quarter of fiscal 2006, the Company completed the BEA Validation Program and Transformation Server is now verified to integrate with BEA WebLogic Platform 8.1.

     In October 2004, the Company entered into a sales and marketing alliance with Panorama Software, a vendor of business intelligence solutions for the Microsoft(R) Business Intelligence platform.

     The Company's iCluster software successfully completed interoperability testing with IBM's TotalStorage Enterprise Storage Server (ESS) products and earned IBM TotalStorage Proven status. DataMirror iCluster for IBM ESS extends the capabilities of iCluster to enable a higher level of data and application availability for Storage Area Networks (SANs) running on IBM iSeries and ESS systems.

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

     Transformation Server licensing and related fees accounted for approximately 62% of the Company's overall revenue in fiscal 2006. The Company depends mainly on direct sales for revenue for its Transformation Server product, as such, the sale of this product is not dependent on indirect sales channels and calendar quarter seasonality to the same extent as the Company's iCluster product. See "Risk Factors - Dependence on Distribution Channels" and "Risk Factors - Seasonality".

iCluster

     iCluster is an iSeries (AS/400) high availability solution that captures objects and database transactions from primary systems, mirrors them to one or more recovery systems, and invokes operational switching as required. iCluster software includes a high availability cluster management solution for a `cluster' or integrated network of IBM iSeries (AS/400) systems. iCluster is comprised of the following four integrated components:

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

     iCluster can be installed on distributed systems to enable around-the-clock system availability.

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

     The Company depends on both direct and indirect sales for the revenue for its iCluster product. The sale of this product is often linked to the sale of IBM hardware by IBM Business Partners. Generally, sales of this product are strongest in the calendar quarter ending December 31st and are reflected in the Company's fourth fiscal quarter of each year. There can be no assurance that the Company will continue to be successful with the indirect sales model or will continue to partner with motivated distributors as the Company tries to grow revenue from these products. A weak calendar fourth quarter for IBM hardware and IBM Business Partners will adversely affect revenue from this product.

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

     The licensing and other related fees for iCluster, iReflect and the Company's other data protection products accounted for approximately 24% of the Company's overall revenue in fiscal 2006.

LiveAudit

     LiveAudit is a software solution based on Transformation Server technology that allows organisations to monitor the security of their data assets and meet electronic records requirements imposed by regulators. For example, the electronic records regulations of the U.S. FDA require FDA regulated companies to use computer-generated, time stamped audit trails to ensure the integrity of systems storing certain FDA-related records. LiveAudit captures historical database information and transactional details that would otherwise be overwritten. LiveAudit can track any changes made to an application database as well as the time the change was made and the identity of the user. LiveAudit can be deployed across a wide range of industries including financial services, healthcare, government, e-Business and retail to monitor and detect fraud, enhance security and accountability, and improve customer service levels. The licensing and other related fees for LiveAudit products accounted for approximately 1% of the Company's overall revenue in fiscal 2006.

PointBase

     PointBase Embedded is a platform-independent, full-featured relational database written entirely in Java. It can be integrated directly within a Java application, making it transparent to the end user from time of deployment. It has a small footprint, provides comprehensive security and requires zero administration. PointBase Micro is a platform-independent Java relational database optimized to run on the Java 2 Micro Edition (J2ME CDC and CLDC/MIDP) and J2SE platforms. It has an ultra-compact footprint and can be easily embedded within a Java application, making it transparent to users from the time of deployment. It supports a subset of standard SQL 92. PointBase UniSync is a Java API that allows developers to easily synchronize data between databases residing on mobile platforms and corporate back-end databases. It supports platform-independent, bi-directional synchronization with Oracle(R), Microsoft SQL(R) Server(TM) and other JDBC-compliant databases. Its powerful and flexible publish-and-subscribe model supports either incremental delta changes or full-snapshot changes. The licensing and other related fees for PointBase products accounted for approximately 12% of the Company's overall revenue in fiscal 2006.

Constellar Hub

     DataMirror Constellar Hub is an Oracle-based enterprise application integration tool that enables the movement, transformation and integration of data between heterogeneous system environments from a central point of control. With Constellar Hub, organisations can integrate a wide variety of applications. It supports over 40 data types and supports real-time, batch and message-oriented systems. Constellar Hub options include interfaces for Oracle Applications and PeopleSoft and connectors to MQSeries and SAP. The solution incorporates support for XML, HTTP and FTP to allow e-business transactions to be readily integrated with a company's other core systems including ERP and CRM applications.

ERP Gateway

     DataMirror ERP Gateway is a client-server software solution that extends SAP functionality to remote users by allowing them to execute ERP transactions from mobile devices. Business applications of ERP Gateway include warehouse and shop floor operations, time and attendance, asset management, transportation management, service/sales force automation and CRM. The solution can be deployed on any Windows based computer or mobile device including industry standard PCs, PDAs, handheld computers and rugged portable computers for use in industrial settings. Transactions can be executed in on-line mode in near real-time or in batch-mode to support disconnected devices and network interruptions.

     Transformation Server/ES is a new product introduced in FY 2006. Transformation Server/ES is an event-driven data integration solution that transforms data into a message format for immediate delivery to enterprise application integration (EAI), complex event processing (CEP), service-oriented architecture (SOA), or event-driven architecture (EDA) environments. It creates useful business information from multiple sources by capturing transactions from mission-critical applications, pulling contextual information from other systems, and consolidating the data into a single event. Transformation Server/ES dynamically routes data, based on content, to various message queues to be consumed by one or more applications.



Competition

Overview

     The Company competes in markets that are competitive, subject to and affected by changes in technology, product innovations and the actions of its competitors. Based on the variety of operating systems, databases and hardware platforms upon which the Company's products operate, the Company can expect a number of sources of competition. The primary sources of competition are:

o Independent Software Vendors. A number of independent software vendors have developed integration and protection software products for a variety of databases and computer platforms, including platforms supported by the Company's products such as DB2, Oracle, Sybase and SQL Server. These products may offer varying degrees of bi-directional replication capability, platform compatibility and continuous or periodic replication ability, and offer significant direct competition with the Company's products including in particular Transformation Server, iCluster, iReflect, and Constellar Hub. As with hardware and database vendors described below, many of these independent software vendors are significantly larger than the Company and have significantly longer operating histories, greater financial resources and more market and brand recognition than the Company.

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

o In-house Development. Many large business organisations have sizeable information systems departments and software development and programming staff. These organisations may choose to develop their own custom software for their internal integration, data protection and audit requirements. The Company has encountered, and expects to continue to face, competition for the sale of its products from such in-house development efforts.

Integration Software Market

     In the market for integration software, the Company's Transformation Server, Transformation Server/ES, iReflect and Constellar Hub products face competition from specific data replication software products, designed for use on many of the platforms between which Transformation Server, iReflect and Constellar Hub function, including the following products from the following vendors: DB2 Data Propagator, Websphere Information Integrator, and Websphere MQ from IBM; Oracle Streams from Oracle; Sybase Replication Server from Sybase; SQL Replication (DTS) from Microsoft; Symbiator from Vision Solutions; Mimix Replicate1 from Lakeview Technology; GoldenGate Global Synchronization from GoldenGate; DataStage from Ascential (acquired by IBM); SharePlex from Quest; PowerCenter from Informatica/Striva; ETI-Extract from ETI; webMethods Integration Platform from webMethods; and integration solutions from SeeBeyond Technology (acquired by Sun Microsystems).

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

     The Company tries to differentiate Transformation Server/ES from competitive products by promoting the following product features and capabilities: (i) unique log-based Change Data Capture (CDC) technology that detects events as they occur without impacting the performance of mission-critical systems; (ii) scalability to high data volumes; and (iii) rapid deployment with minimum requirement for programming or professional services.

     The Company tries to differentiate its Constellar Hub product from competitive products by promoting the following features: (i) an advanced hub and spoke architecture that provides a single point of contact for all data sources; (ii) real-time data flows and full integration with Transformation Server; (iii) pre-built application interface support for leading ERP and CRM applications; (iv) ease of use; and (v) use of PL/SQL as its transformation language.

     There is no assurance that competitors will not improve their products and services to respond to the differentiators described above or that the Company will be successful in selling its products by promoting these differentiators.

Data Protection Software Market

     In the IBM iSeries (AS/400) market for data protection software, the Company's iCluster product competes against other system mirroring software products that are generally designed to move data and maintain a current back-up of an entire iSeries (AS/400) system on a second iSeries (AS/400), perform operational switchover in the event of system failure, and mirror all database activity as well as all non-database file and object activity. This market space has fewer, more readily identifiable direct competitors. The primary competitors are Lakeview Technology, which sells Mimix Suite and Vision Solutions, which sells Vision Suite. Both of these competitors have greater market share than the Company and have longer operating histories in the iSeries (AS/400) data protection market. Other products in this market include Echo2 from iTera and NOMAX from Maximum Availability. Newer entrants offer simple data protection solutions at lower prices and on preferred terms that has created pressure on pricing and margins. The Company tries to differentiate iCluster from competitive products by promoting the following features and capabilities: (i) single code based for data replication, object replication, monitoring and switching capabilities; (ii) unique Match/Merge technology for synchronisation on the recovery server; (iii) real-time auto registration; (iv) object type support; and (iv) implementation methodology. The Company also tries to differentiate itself from its competitors in terms of: (i) the Company's publicly disclosed financial position; (ii) the Company's partnerships and alliances; (iii) the quality of the Company's support and professional services offerings; and (iv) the responsiveness and innovation of the Company's development team. There is no assurance that competitors will not improve their products and services to respond to these differentiators or that the Company will be successful in selling its products by promoting these differentiators. IBM continues to add features to its database and operating systems that may make it easier for new entrants or customers to develop their own data protection solutions. IBM may also choose to offer its own data protection solution in the future. IBM has announced a cross-site mirroring product (XSM) that can provide similar functionality at the hardware and operating system level.

     In the Oracle market for data protection software, the Company's iReflect product competes against other database replication software products that are generally designed to move data and maintain a current back-up of an entire Oracle database on a secondary system. The main competitor in this market space is Quest Software which sells its SharePlex product and Oracle with its DataGuard and Streams products. The Company tries to differentiate the iReflect product from competitive products by promoting the following features and capabilities: (i) real-time log-based replication; (ii) DDL (Data Definition Language) Refresh and Mirroring support; (iii) Synch Check support; (iv) Master to Master support; and (v) high speed operational switching. There is no assurance that the Company will be successful in selling into this market. In addition, Oracle may add features to its database or the Oracle platform that make it easier for new entrants or customers to develop their own data protection solutions.

Audit Software

     The Company's LiveAudit software was developed as an out-of-the-box solution to meet the electronic records requirements of the FDA. In particular, LiveAudit evolved from the need for a database auditing solution mandated by the FDA's 21 CFR Part 11 regulation, and by capitalizing on the Company's experience in the data integration market with the Company's data replication tool, Transformation Server. Both LiveAudit and Transformation Server can be activated on the same machines because they make use of the same data capture engines. The Company tries to differentiate the LiveAudit product in terms of its out-of-the-box, non-intrusive auditing capabilities as well as providing an auditing solution complete with integration functionality. Many companies market solutions for electronic records compliance. Most existing providers of ERP solutions to regulated companies also offer electronic records compliance features.

Capture Software

     There are a number of competitors in the market for SAP mobile connectivity solutions including SAP. The Company tries to differentiate its ERP Gateway software in terms of: (i) its ability to function in both batch and on-line modes; (ii) its easy to use Graphical User Interface ("GUI"); and (iii) its platform independence and the fact that it can be installed on common industry operating systems and mobile devices. There is no assurance that competitors will not improve their products and services to respond to these differentiators or that the Company will be successful in selling its products by promoting these differentiators.

PointBase Software

     There are a number of competitors to the Company's PointBase products in the Company's two main PointBase markets. Many of these competitors such as Oracle, Sybase, Microsoft and IBM are significantly larger than the Company. The competitors are different for each market as few competing product sets have the breadth of device support offered by PointBase. In the first market (the "Embedded Market"), customers build products with PointBase Micro and PointBase Embedded (including the server option) as the database engines in those products. Some of the larger competitors in this market include IBM Cloudscape, the Apache Derby open-source java database, DB2 UDB Express and Everyplace Editions; Microsoft Access and SQL Server; and Borland JDataStore. Some of these competing products are not 100% Java products and those vendors have a more complex manufacturing process as they produce different packages for each platform. In the second market (the "Mobile Market"), mobile professionals use PointBase Micro, PointBase Embedded, and PointBase UniSync to occasionally access corporate database or applications. Some of the larger competitors in this market include Sybase SQL Anywhere Studio, Oracle Lite, and IBM DB2 Everyplace. The Company tries to differentiate its PointBase database software in terms of (i) its 100% Java composition and (ii) its ability to support the Embedded Market and the Mobile Market with a single product set. There is no assurance that competitors will not improve their products and services to respond to these differentiators or that the Company will be successful in selling its products by promoting these differentiators.

Intellectual Property

     The Company regards its software as proprietary and attempts to protect it using copyright, trademark and trade secret laws, contractual provisions regarding confidentiality, non-disclosure and ownership of proprietary information and embedded software authorization routines. Despite these precautions, it may be possible for unauthorized third parties to copy certain portions of the Company's products and obtain and use information the Company regards as proprietary. In addition, there is a risk that third parties may assert infringement claims against the Company or its products. Shopplex.com carrying on business as Teilhard Technologies and Juxtacomm Technologies Inc. (the "Plaintiffs") filed a Statement of Claim in the Federal Court of Canada against the Company alleging infringement of a Canadian Patent (No. 2,241,767) and certain other related claims on July 15, 2004. The original Statement of Claim was amended and the Company subsequently filed a Statement of Defence and Counterclaim against the Plaintiffs and certain related parties. The Company believes the claims of infringement are without merit and intends to defend this matter vigorously. See "Risk Factors - Potential Infringement Liability".

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

Government Regulations

     A number of government regulatory issues will continue to influence the Company's products. Newer government regulations, such as the SOX, Basel II and the Patriot Act, are driving the need for live data stores that enable a real-time view of critical business operations.

     The Company's LiveAudit product was developed to assist organisations regulated by the Food and Drug Administration ("FDA") to comply with 21 CFR
Part 11. There can be no assurance that the FDA will not amend or repeal this Rule which could adversely affect sales of the LiveAudit product or result in increased costs associated with the development, maintenance or support of the product.

     The LiveAudit product can also be used by companies looking to comply with the requirements of SOX. LiveAudit enables companies to monitor changes made to corporate information at the database level, and record these changes in another relational database for monitor and detecting fraud and data tampering.

C.   Organizational Structure

     As at January 31, 2006, the Company had the following significant direct and indirect subsidiaries:

     SUBSIDIARY(1)                              JURISDICTION OF INCORPORATION

     DataMirror Europe (Holdings) Limited               England
     DataMirror (UK) Limited                            England
     DMC Holdings, Inc.                                 Delaware
     DataMirror, Inc.                                   Delaware
     DataMirror Benelux NV                              Belgium
     DataMirror France SARL                             France
     DataMirror Germany(2)                              A partnership under the laws of Germany
     DM Nordic AB                                       Sweden
     DataMirror (Asia Pacific) Limited                  Hong Kong
     DataMirror Mobile Solutions, Inc.                  California

(1) Except as otherwise noted, each subsidiary is wholly owned by DataMirror Corporation and/or one or more wholly-owned subsidiaries of DataMirror Corporation.

(2) DataMirror Germany is a partnership between two wholly-owned subsidiaries of DataMirror Corporation, DataMirror Deutschland GmbH, as limited partner, and DataMirror Deutschland Verwaltungs-GmbH, as general partner.


D.   Property, Plants and Equipment

     The Company's head office is located in a leased facility in Markham, Ontario, where the Company currently occupies approximately 67,222 sq. ft. of office space. The term for the leased premises was renewed on May 1, 2004 for an additional five year period. The Company leases private office space, generally on a short-term basis, for its sales and technical operations in Rolling Meadows, Illinois; Newport Beach, California; and New York, New York. The Company's UK subsidiary occupies leased office space at 39 York Road in London, England which expired March 24, 2006 and entered into a new lease starting January 12, 2006 until January 11, 2011. The Company also leases additional office space for European branch offices in Antwerp, Belgium; Darmstadt, Germany; and Paris, France. The Darmstadt office lease ends November 30, 2006. Leases for the other European offices are generally terminable on short-term notice. The Company believes that its existing facilities and offices are adequate to meet its immediate requirements and that additional space in similar facilities will be available to satisfy its requirements in the foreseeable future.


ITEM 5. Operating and Financial Review and Prospects

A.    Operating Results

COMPARISON OF FISCAL 2006 TO FISCAL 2005 AND FISCAL 2005 TO FISCAL 2004

     The following information should be read in conjunction with the audited Consolidated Financial Statements of the Company for the years ended January 31, 2006 ("Fiscal 2006"), January 31, 2005 ("Fiscal 2005"), and January 31, 2004
("Fiscal 2004") presented in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which are in all material respects in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), except as disclosed in Note 19 of the audited Consolidated Financial Statements. All amounts are stated in U.S. dollars unless otherwise noted.

OVERVIEW

     The Company designs, develops and markets software solutions that enable over 2,100 companies to integrate, protect, capture and audit their data.

SOURCES OF REVENUE

     The Company derives its revenue from three main sources: sales of perpetual software licences, software maintenance and support agreements and consulting and implementation services.

     The sales of software licences have historically been on a direct basis to the Company's customers in North America, Asia Pacific and most of Europe, while also employing indirect sales channels, such as distributors and remarketers in these territories. The

Company sells directly to customers in South and Central America in addition to its traditional use of indirect sales channels. In Asia-Pacific and certain European countries, the Company sells mainly on an indirect basis through distributors or remarketers who may also provide customer support and service to end users. During fiscal 2006, licence sales through indirect sales channels accounted for 14% of revenue, down from 22% in fiscal 2005 and down from 21% in fiscal 2004.

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

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     The Company's consolidated financial statements are prepared in accordance with Canadian GAAP which are in all material respects in accordance with U.S. GAAP, except as disclosed in Note 19 of the audited consolidated financial statements. The preparation of the Company's financial statements is based on the selection and application of significant accounting policies, some of which require management to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to revenue, bad debts, investment tax credits, investments, intangible assets, goodwill and income taxes. The Company bases its estimates on historical experience and on various other assumptions that are believed at the time to be reasonable under the circumstances. Under different assumptions or conditions, the actual results will differ, potentially materially, from those previously estimated. Many of the conditions impacting these assumptions and estimates are outside of the Company's control.

     The Company believes that the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition. The Company's revenues are generated from the sale of perpetual software licences, associated software maintenance and post-contract customer support ["PCS"] and other services. Revenue is recognized in accordance with Statement of Position ["SOP"] 97-2, Software Revenue Recognition, issued by the American Institute of Certified Public Accountants ["AICPA"] in October 1997 and amended by SOP 98-9 issued in December 1998.

     Revenue is recognized when persuasive evidence of an arrangement exists, there are no significant uncertainties surrounding product acceptance, the fees are fixed and determinable, collection is considered probable and, in the case of software licence revenue, the related products are shipped. Revenue from PCS agreements is recognized on a straight-line basis over the term of the related agreements. Revenue from services, comprised of consulting, training and/or installation fees, is recognized at the time the services are performed.

     The Company also has multiple-element sales arrangements where software licences, the associated PCS and services are sold together. The Company has established vendor-specific objective evidence ["VSOE"] of the fair value of PCS for specific customer classes based on the value of PCS when sold separately as an optional renewal after the expiry of the initial maintenance term or based on contracted prices for optional PCS renewals included in the original multiple-element sales arrangement. The Company has established VSOE of the fair value of consulting services based on the normal pricing practices for those services when sold separately. The Company uses the residual method to determine the fair value of the delivered software licence if VSOE of the fair value of all undelivered elements exists. The revenues related to each element are recognized based on the above stand-alone revenue recognition policies.

     In cases where arrangements include a software licence and PCS and the Company is not able to establish VSOE for the undelivered elements of a sales arrangement, the revenue from that arrangement is allocated to its components according to the terms of the contract and all the revenue is recognized ratably over the term of the contract.

     During 2006, the Company changed its method of revenue recognition for multiple-element sales arrangements to adopt the residual method of determining the fair value of a delivered software licence. Under the residual method, any undelivered element (most commonly post contract customer support) of a multi-element sales arrangement is valued at its fair value as determined based on vendor-specific objective evidence, and the balance is recognized on delivery of the software licence provided that the other criteria for revenue recognition are met. Under the Company's prior method of revenue recognition, a greater proportion of the arrangement consideration was assigned to the delivered software licence.

     The Company has applied this change retroactively, and the prior years have been restated. For the fiscal year ended January 31, 2005, the change resulted in increases in revenues of $2,411,000 and net income of $2,317,000. The change also resulted in an increase in deferred revenue of $9,861,000, a decrease in accounts payable and accrued liabilities of $336,000, an increase in future tax assets of $2,794,000 and a decrease in the cumulative translation adjustment of $2,090,000, all at January 31, 2005. For the year ended January 31, 2004, the change resulted in decreases in revenue of $496,000 and net income of $25,000. The change also resulted in an increase in deferred revenue of $11,766,000, a decrease in accounts payable and accrued liabilities of $345,000, an increase in future tax assets of $3,313,000, an increase in future income tax liabilities of $45,000 and a decrease in the cumulative translation adjustment of $1,204,000, all at January 31, 2004. The deficit at February 1, 2003 was increased by $6,924,000.

     Allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for the estimated losses resulting from the inability of its customers to make required payments. The Company performs ongoing credit evaluations of its customers' financial condition; if the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would likely be required. Actual collections could materially differ from our estimates.

     Investment tax credits. The Company applies for investment tax credits from both the Canadian federal and provincial tax authorities relating to amounts expended on scientific research and development ["R&D"]. The amount of investment tax credits recorded represents management's best estimate based on its interpretation of current legislation. However, the Canada Revenue Agency has not yet assessed all the federal claims and, therefore, the amount ultimately received could be materially different than the amount recorded.

     Investments. From time to time, the Company may hold minority interests in companies having operations or technology in areas within its strategic focus, some of which are publicly traded and have highly volatile share prices. The Company records an investment impairment charge when a decline in the value of an investment occurs that is considered to be other than a temporary impairment. Future adverse changes in market conditions or poor operating results of the companies in which the Company has invested could result in losses or an inability to recover the carrying value of the investments and may possibly require an impairment charge in the future.

     Intangible assets. The Company has intangible assets related to acquired technology and customer lists and trademarks. The determination of the related estimated useful lives and whether or not these assets are impaired involves significant judgments. In assessing the recoverability of these intangible assets, the Company must make assumptions regarding estimated future cash flows, market conditions and other factors to determine the fair value of the asset. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets not previously recorded. In fiscal 2006, the Company did not record an impairment charge related to intangible assets.

     Goodwill. The Company has goodwill assets arising from business acquisitions, which are comprised of the excess of amounts paid over the fair value of net identifiable assets acquired. The Company performs an annual assessment of the fair value of the businesses to which this goodwill relates. In assessing the fair value of these businesses, the Company must make assumptions regarding estimated future cash flows, market conditions and other factors to determine the fair value of the business. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets not previously recorded. In fiscal 2006, the Company did not record an impairment charge related to goodwill.

     Future income taxes. The Company has future tax assets, which are subject to periodic recoverability assessments. Realization of the Company's future tax assets is principally dependent upon its achievement of projected future taxable income. The Company's judgments regarding future profitability may change due to future market and other factors. These changes, if any, may require possible material adjustments to these future tax asset balances by recording a valuation allowance to reduce the future tax asset to the amount that is more likely to be realized. While the Company has considered future taxable income and ongoing tax planning strategies in assessing the need for valuation allowances, in the event the Company were to determine that it would be more likely than not to be able to realize future tax assets in excess of the recorded amount, an adjustment to the future tax assets would increase income in the period such a determination were made. Likewise, in the event the Company was to determine that it would not be able to realize all or part of its net future tax assets, an adjustment to the future tax assets would be charged against income in the period such a determination were made.

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

                                                    For the Years Ended January 31,
                                                       (In thousands of U.S. $)

                                                                 2006        2005(1)        2004(1)
                                                           ----------    -----------     ----------
        Revenue:
           Licence                                         $   18,232    $    17,444     $   18,511
           Maintenance                                         23,342         22,641         20,703
           Services                                             3,171          3,544          3,991
                                                           ----------    -----------     ----------
                                                               44,745         43,629         43,205
                                                           ----------    -----------     ----------
           Cost of revenue:
           Licence                                                170            192            170
           Maintenance and services                             8,290          9,143          8,283
                                                           ----------    -----------     ----------
                                                                8,460          9,335          8,453
                                                           ----------    -----------     ----------
        Gross margin                                           36,285         34,294         34,752
                                                           ----------    -----------     ----------
           Operating expenses:
           Selling and marketing                               13,484         15,192         14,853
           Research and development                             8,211          8,144          7,085
           General and administration                           7,539          6,763          5,672
           Stock-based compensation                               265            316            377
           Amortization of intangibles                          1,651          2,279          2,250
                                                           ----------    -----------     ----------
              Total operating expenses                         31,150         32,694         30,237
                                                           ----------    -----------     ----------
        Operating income                                        5,135          1,600          4,515
        Investment income, net                                    793            782            835
        Gain on sale of investment                                  0          5,466              0
        Other income                                                0              0            203
                                                           ----------    -----------     ----------
        Income before income taxes                              5,928          7,848          5,553
        Provision for income taxes                              2,245          1,829          1,777
                                                           ----------    -----------     ----------
        Net income                                         $    3,683    $     6,019     $    3,776
                                                           ==========    ===========     ==========

        Earnings per share
        Basic                                                   $0.42          $0.55          $0.33
        Diluted                                                 $0.42          $0.54          $0.32

        Weighted average number of shares outstanding [000s]
        Basic                                                   8,758         11,026         11,364
        Diluted                                                 8,832         11,192         11,640


((1)) Comparative figures for the years ended January 31, 2005 and January 31, 2004 were restated to reflect the effect of the change in accounting policy for revenue recognition as described in Note 3 to the Consolidated Financial Statements for the year ended January 31, 2006.

FISCAL YEAR ENDED JANUARY 31, 2006
COMPARED TO FISCAL YEAR ENDED JANUARY 31, 2005

REVENUE

     The Company derives its revenue from three main sources: sales of perpetual software licences, software maintenance and support agreements, and consulting and implementation services.

     The sales of software licences have historically been on a direct basis to the Company's customers in North America, Asia Pacific and most of Europe, while also employing indirect sales channels such as distributors and remarketers in these territories. In Australia, South and Central America and certain European countries, the Company sells mainly on an indirect basis through distributors or remarketers that may also provide customer support and service to end users. During fiscal 2006, licence sales through indirect sales channels accounted for 14% of revenue, down from 22% in fiscal 2005 due primarily to a decrease in revenue from iCluster (a successor to High Availability Suite), which is sold primarily through the Company's channel partners.

Licence sales accounted for 40.7% of total revenue in fiscal 2006 as compared to 40.0% in fiscal 2005. The Company expects that software licence revenues will continue to account for a substantial portion of its revenues for the foreseeable future.

Licence revenue has historically been heavily dependent on sales of Transformation Server and iCluster software for use in connection with IBM iSeries (AS/400) platforms. In fiscal 2006, sales of software for use on AS/400 platforms accounted for 50.3% of licence revenue, down from 64.9% in fiscal 2005 due to the decline in revenue from iCluster coupled with the increase in revenue from Transformation Server on Unix platforms. It is expected that the Company's future success will continue to depend on its relationship with IBM and the success of the AS/400 platform. The Company's sales of software relating to Unix platforms in fiscal 2006 was 29.3% of licence revenue, up significantly as a percentage of licence revenue from 14.0% of licence revenue in fiscal 2005 due to expanded sales of Transformation Server used in Oracle environments.

The Company sells single and multiple year software maintenance and support agreements with the related software licences. These agreements are generally renewed on an annual basis after expiry of their initial term. During fiscal 2006, 52.2% of the Company's revenue was derived from customer software maintenance and support contracts, compared to 51.9% of revenue in fiscal 2005.

Revenue from consulting and implementation services is derived primarily on a time-and-materials basis under a services agreement with the customer, which in some cases may be pre-billed with the related software licences. During fiscal 2006, revenue from services, which includes consulting, training and other services, accounted for 7.1% of revenue, compared to 8.1% in fiscal 2005.

Licence. Licence revenue was $18,232,000 in fiscal 2006 compared to $17,444,000 in fiscal 2005, an increase of 4.5%. The increase in licence revenue in fiscal 2006 was attributable to several factors, including the effect of stronger revenue from the Company's PointBase products as well as increased revenue from sales of Transformation Server in Oracle environments.

Maintenance. Maintenance revenue in fiscal 2006 was $23,342,000 compared to $22,641,000 in fiscal 2005, an increase of 3.1%. This increase was a result of maintenance revenue generated by additional licence sales since the end of fiscal 2005 and the renewal of maintenance and support contracts for licence sales completed in prior periods, offset by the effects of the stronger Canadian currency.

Services. Services revenue in fiscal 2006 was $3,171,000 compared to $3,544,000 in fiscal 2005, a decrease of 10.5%. This decrease was primarily due to decreased revenue from consulting services for the Company's ERP Gateway and iCluster products.

Geographical distribution. The Company derives most of its sales revenue from international customers, with sales outside Canada usually denominated in U.S. dollars or European currencies, including pounds sterling and euros. For fiscal 2006, sales denominated in U.S. dollars and European currencies represented 65.8% and 29.1%, respectively (for fiscal 2005, these were 56.0% and 37.3%, respectively) of the Company's revenues. A significant portion of the Company's operating expenses are incurred in Canadian dollars; accordingly, changes in exchange rates between the Company's Canadian dollar functional currency and these foreign currencies can positively or negatively affect the Company's operating results. The Company has a policy of hedging a portion of its foreign currency denominated accounts receivable. Management recognizes that this policy can provide only short-term protection against a limited portion of the Company's currency exposure.

     The Company's geographical revenue distribution based on the customers' country of residence has been as follows:

---------------------------------- ---------------- -------- ----------------
Years ended January 31                        2006                      2005
                                                 %                         %
                                   ----------------          ----------------

Canada                                         5.1                       6.7
United States                                 60.0                      50.8
United Kingdom                                14.2                      18.3
Germany                                        6.9                       9.7
Other                                         13.8                      14.5
---------------------------------- ---------------- -------- ----------------
                                             100.0                     100.0
---------------------------------- ---------------- -------- ----------------


     Transaction values in fiscal 2006 for sales of the Company's products have been as large as $1,900,000 (2005 - $680,000), although a typical sale ranges from $70,000 to $100,000. No single transaction accounted for more than 3.0% of revenue in fiscal 2006 (0.9% of revenue for fiscal 2005), and no single industry accounted for more than 17.9% of licence revenue in fiscal 2006 (29.2% of licence revenue for fiscal 2005).

COST OF REVENUE

     Licence. Cost of licence revenue consists primarily of duplication, media, packaging and shipping expenses. For fiscal 2006, costs of licence revenue were $170,000 (0.9% of licence revenue), relatively unchanged from $192,000 (1.1% of licence revenue) for fiscal 2005.

     Maintenance and services. Costs of maintenance and service revenue consist primarily of the salaries and related costs of providing those services. For fiscal 2006, costs of maintenance and service revenue were $8,290,000 (31.3% of maintenance and services revenue) compared to $9,143,000 (34.9% of maintenance and services revenue) for fiscal 2005. The gross margin on maintenance and services increased in fiscal 2006 due to the consolidation of the Company's European support desk into the North American operation which was completed in July 2004.

OPERATING EXPENSES

     Due to the nature of the Company's business, salary and other headcount-related costs comprise a large portion of the Company's operating expenses. In order to properly understand the Company's operating expense trends over the last two fiscal years, a summary of the ending and average headcount by department for each of the last two fiscal years follows.

----------------------------------------------------------------------- ----------- -------------
Ending headcount at January 31                                                2006          2005
                                                                        ----------- -------------

Selling and marketing                                                          111           122
Research and development                                                        70            69
General and administration                                                      39            41
----------------------------------------------------------------------- ----------- -------------
Total                                                                          220           232
----------------------------------------------------------------------- ----------- -------------


Selling and marketing. Selling and marketing expenses include expenses for sales commissions, salaries, advertising, trade shows, promotional materials and other selling and marketing related expenses. For fiscal 2006, these expenses totaled $13,484,000 (30.1% of revenue), down significantly from $15,192,000 (34.8% of revenue) for fiscal 2005. The decrease was due primarily to reduced travel and the effect of a reduction of average headcount in this area. Management expects selling and marketing expenses to increase in fiscal 2007 as the Company expands its sales and marketing activities.

Research and development. R&D expenses include only salaries and other direct costs associated with the development of new products and are net of related investment tax credits. R&D expenses were $8,211,000 (18.4% of revenue) for fiscal 2006, up slightly from $8,144,000 (18.7% of revenue) for fiscal 2005. The slight increase is due to the effect of the weaker U.S. currency on the

Company's primarily Canadian R&D expenses, offset by a decrease in the average headcount in R&D and an increase in investment tax credits. The Company applies for investment tax credits from both the Canadian federal and provincial tax authorities relating to amounts expended on scientific research and development. During fiscal 2006, $715,000 (fiscal 2005 - $109,000) in investment tax credits were applied to reduce operating expenses. The amount of investment tax credits recorded represents management's best estimate based on its interpretation of current legislation. However, the Canada Revenue Agency has not yet assessed all of the federal claims and, therefore, the amount ultimately received could be materially different from the amount recorded.

General and administration. General and administration ["G&A"] expenses consist primarily of administrative salaries, rent, recruiting costs and professional fees. For fiscal 2006, general and administration expenses were $7,539,000 (16.8% of revenue) compared to $6,763,000 (15.5% of revenue) for fiscal 2005. The increase is due mainly to increased governance costs and the effect of the weaker U.S. dollar, as the Company's G&A expenses are largely incurred in Canadian funds.

Stock-based compensation. For fiscal 2006, stock-based compensation was $265,000 compared to $316,000 for fiscal 2005. This decrease was due to options which have expired since fiscal 2005, which were partly offset by the additional expense from options issued during fiscal 2006.

Amortization of intangibles. For fiscal 2006, amortization of intangibles was $1,651,000 compared to $2,279,000 for fiscal 2005. The decrease of $628,000 from fiscal 2005 is due to certain technologies becoming fully amortized during the year.

INVESTMENT INCOME, NET

     Investment income, net includes interest on cash equivalents, short- and long-term investments and other investment income net of interest expense on bank overdrafts and taxes. In fiscal 2006, net investment income was $793,000 compared to $782,000 in fiscal 2005.

GAIN ON SALE OF INVESTMENT

     No investment was sold in fiscal 2006. In fiscal 2005, the Company recognized a gain of $5,466,000 on the sale of its investment in Idion Technology Holdings Ltd. ["Idion"].

INCOME TAX EXPENSE

     During fiscal 2006, the Company recorded an income tax provision of $2,245,000 as compared to a provision of $1,829,000 in fiscal 2005.

     The combined basic Canadian federal and provincial tax rate used in determining the income tax provision for fiscal 2006 was 36.1%, unchanged from fiscal 2005.

     The income tax provision is different from the amount calculated by applying this tax rate to income before income taxes due to a combination of factors, including the gain on the sale of the investment in Idion being partly non-taxable, a portion of the amortization of intangibles being non-deductible for tax purposes, stock-based compensation and certain other expenses being non-deductible for tax purposes, the inability to benefit from certain foreign tax losses incurred during the year, the effect of foreign tax rates, the manufacturing and processing tax deduction, and the effect of the rate changes on future taxes.

     The Company has foreign non-capital loss carryforwards of approximately $4,444,000 that have no expiry date and $2,844,000 that expire over 18 years. A valuation allowance has been recognized for all but $838,000 of the losses.

NET INCOME

     In fiscal 2006, the Company recorded net income of $3,683,000 ($0.42 per basic share) as compared to $6,019,000 ($0.55 per basic share) in fiscal 2005. In fiscal 2006 the level of operating profitability improved dramatically over fiscal 2005, excluding the gain on the sale of Idion, due to the combination of an increase in revenue, an improvement in gross margins and a reduction in operating expenses. The improvement in profitability in fiscal 2005 was achieved mainly through a gain on the sale of the Company's investment in Idion.

FISCAL YEAR ENDED JANUARY 31, 2005
COMPARED TO FISCAL YEAR ENDED JANUARY 31, 2004

REVENUE

     The Company derived its revenue from three main sources: sales of perpetual software licences, software maintenance and support agreements, and consulting and implementation services.

     The sales of software licences have historically been on a direct basis to the Company's customers in North America, Asia Pacific and most of Europe, while also employing indirect sales channels such as distributors and remarketers in these territories. In Australia, South and Central America and certain European countries, the Company sells mainly on an indirect basis through distributors or remarketers that may also provide customer support and service to end users. During fiscal 2005, licence sales through indirect sales channels accounted for 22% of revenue, up slightly from 21% in fiscal 2004.

     Licence sales accounted for 40.0% of total revenue in fiscal 2005 as compared to 42.8% in fiscal 2004. The Company expects that software licence revenues will continue to account for a substantial portion of its revenues for the foreseeable future.

     Licence revenue has historically been heavily dependent on sales of Transformation Server and iCluster software for use in connection with IBM iSeries (AS/400) platforms. In fiscal 2005, sales of software for use on AS/400 platforms accounted for 64.9% of licence revenue, down from 54.8% in fiscal 2004. It is expected that the Company's future success will continue to depend on its relationship with IBM and the success of the AS/400 platform. The Company's sales of software relating to Unix platforms in fiscal 2005 was 14.0% of licence revenue, down slightly as a percentage of licence revenue from 16.9% of licence revenue in fiscal 2004.

     The Company sells single and multiple year software maintenance and support agreements with the related software licences. These agreements are generally renewed on an annual basis after expiry of their initial term. During fiscal 2005, 51.9% of the Company's revenue was derived from customer software maintenance and support contracts, compared to 47.9% of revenue in fiscal 2004.

     Revenue from consulting and implementation services is derived primarily on a time-and-materials basis under a services agreement with the customer, which in some cases may be pre-billed with the related software licences. During fiscal 2005, revenue from services, which includes consulting, training and other services, accounted for 8.1% of revenue, compared to 9.2% in fiscal 2004.

     Licence. Licence revenue was $17,444,000 in fiscal 2005 compared to $18,511,000 in fiscal 2004, a decrease of 5.8%. The decrease in licence revenue in fiscal 2005 was attributable to several factors, including price erosion due to competitive pressures in the iSeries High Availability marketplace and slower than anticipated adoption of the Company's newer products such as iReflect and LiveAudit.


     Maintenance. Maintenance revenue in fiscal 2005 was $22,641,000 compared to $20,703,000 in fiscal 2004, an increase of 9.4%. This increase was a result of maintenance revenue generated by additional licence sales since the end of fiscal 2004 and the renewal of maintenance and support contracts for licence sales completed in prior periods, offset by the effects of the stronger Canadian currency.

     Services. Services revenue in fiscal 2005 was $3,544,000 compared to $3,991,000 in fiscal 2004, a decrease of 11.2%. This decrease was primarily due to decreased revenue from consulting services for the Company's ERP Gateway products.

     Geographical Distribution. The Company derives most of its sales revenue from international customers, with sales outside Canada usually denominated in U.S. dollars or European currencies, including pounds sterling and euros. For fiscal 2005, sales denominated in U.S. dollars and European currencies represented 56.0% and 37.3%, respectively (for fiscal 2004, these were 57.0% and 35.4%, respectively) of the Company's revenues. A significant portion of the Company's operating expenses are incurred in Canadian dollars; accordingly, changes in exchange rates between the Company's Canadian dollar functional currency and these foreign currencies can positively or negatively affect the Company's operating results. The Company has a policy of hedging a portion of its foreign currency denominated accounts receivable. Management recognizes that this policy can provide only short-term protection against a limited portion of the Company's currency exposure.

     The Company's geographical revenue distribution based on the customers' country of residence has been as follows:

-----------------------------------------------------------  -----------------
Years ended January 31                                2005               2004
                                                         %                  %
                                           ----------------  -----------------

Canada                                                 6.7                7.6
United States                                         50.8               51.6
United Kingdom                                        18.3               16.2
Germany                                                9.7               10.2
Other                                                 14.5               14.4
-----------------------------------------------------------  -----------------
                                                     100.0              100.0
-----------------------------------------------------------  -----------------




     Transaction values in fiscal 2005 for sales of the Company's products have been as large as $680,000 (2004 - $2,440,000), although a typical sale ranges from $70,000 to $100,000. No single transaction accounted for more than 0.9% of revenue in fiscal 2005 (3.4% of revenue for fiscal 2004), and no single industry accounted for more than 29.2% of licence revenue in fiscal 2005 (24.7% of licence revenue for fiscal 2004).

COST OF REVENUE

     Licence. Cost of licence revenue consists primarily of duplication, media, packaging and shipping expenses. For fiscal 2005, costs of licence revenue were $192,000 (1.1% of licence revenue), relatively unchanged from $170,000 (0.9% of licence revenue) for fiscal 2004.

     Maintenance and Services. Costs of maintenance and service revenue consist primarily of the salaries and related costs of providing those services. For fiscal 2005, costs of maintenance and service revenue were $9,143,000 (34.9% of maintenance and services revenue) compared to $8,283,000 (33.5% of maintenance and services revenue) for fiscal 2004.

OPERATING EXPENSES

      Due to the nature of the Company's business, salary and other headcount-related costs comprise a large portion of the Company's operating expenses. In order to properly understand the Company's operating expense trends over the last two fiscal years, a summary of the ending and average headcount by department for each of the last two fiscal years follows.


         ----------------------------------------------------------------------
         Ending Headcount
         at January 31,
                                                  2005               2004
                                           ------------------------------------

         Selling and Marketing                     122                168
         Research & Development                     69                 91
         General & Administrative                   41                 40
         ----------------------------------------------------------------------
         Total                                     232                299
         ----------------------------------------------------------------------

Average Headcount for the
Fiscal Year Ended January 31,
                                               2005              2004
                                       -------------------------------------

Selling and Marketing                           151               155
Research & Development                           80                84
General & Administrative                         41                40
-------------------------------------- -------------------------------------
Total                                           272               279
-------------------------------------- -------------------------------------


     Selling and Marketing. Selling and marketing expenses include expenses for sales commissions, salaries, advertising, trade shows, promotional materials and other selling and marketing related expenses. For fiscal 2005, these expenses totaled $15,192,000 (34.8% of revenue), up slightly from $14,853,000 (34.4% of revenue) for fiscal 2004. The increase was due primarily to effect of the weaker U.S. currency on the Company's Canadian and European selling and marketing expenses and termination costs related to the headcount reductions, offset by reduced travel and the effect of a reduction of average headcount in this area.

     Research and Development. Research and development ["R&D"] expenses include only salaries and other direct costs associated with the development of new products and are net of related investment tax credits. R&D expenses were $8,144,000 (18.7% of revenue) for fiscal 2005, up slightly from $7,085,000 (16.4% of revenue) for fiscal 2004. The increase is due to the effect of the weaker U.S. currency on the Company's primarily Canadian R&D expenses, a decrease in investment tax credits and the effect of including the R&D expenses assumed when the Company acquired PointBase, Inc. ["PointBase"] in December 2003 for the entire fiscal year. The Company applies for investment tax credits from both the Canadian federal and provincial tax authorities relating to amounts expended on scientific research and development. During fiscal 2005, $109,000 (fiscal 2004 - $586,000) in investment tax credits were applied to reduce operating expenses. The amount of investment tax credits recorded represents management's best estimate based on its interpretation of current legislation. However, the Canada Revenue Agency has not yet assessed all the federal claims and, therefore, the amount ultimately received could be materially different from the amount recorded.

     General and Administration. General and administration ["G&A"] expenses consist primarily of administrative salaries, rent, recruiting costs and professional fees. For fiscal 2005, general and administration expenses were $6,763,000 (15.5% of revenue) compared to $5,672,000 (13.1% of revenue) for fiscal 2004. The increase is due mainly to increased governance costs, the effect of the weaker U.S. currency, as the Company's G&A expenses are largely incurred in Canadian funds and the effect of including the G&A expenses assumed when the Company acquired PointBase in December 2003 for the entire fiscal year.

     Stock-based compensation. For fiscal 2005, stock-based compensation was $316,000 compared to $377,000 for fiscal 2004. This decrease was due to options which have expired since fiscal 2004, which were partly offset by the additional expense from options issued during fiscal 2005.

     Amortization of Intangibles. For fiscal 2005, amortization of intangibles was $2,279,000 consistent with $2,250,000 for fiscal 2004.

INVESTMENT INCOME, NET

     Investment income, net includes interest on cash equivalents, short- and long-term investments and other investment income net of interest expense on bank overdrafts and taxes. In fiscal 2005, net investment income was $782,000 compared to $835,000 in fiscal 2004. This decrease is primarily due to a decrease in interest rates earned on invested funds, offset by an increase in average invested cash balances resulting mainly from the funds received when the Company sold its investment in Idion Technology Holdings Limited ("Idion") in May 2004.

GAIN ON SALE OF INVESTMENT

     In May 2004, the Company recognized a gain of $5,466,000 on the sale of its investment in Idion Technology Holdings Ltd. ["Idion"]. No investment was sold in fiscal 2004.

OTHER INCOME

     In April 2003, DataMirror made an offer to acquire all of the issued and outstanding shares of PointBase, Inc ("PointBase"). PointBase determined not to proceed with the transaction and, as a result, PointBase agreed to pay DataMirror an amount of $203,000 as consideration for the cancellation of the offer. The Company ceased its efforts to purchase PointBase as conditions at the time did not warrant further discussions. The Company eventually acquired PointBase in December 2003.

INCOME TAX EXPENSE

     During fiscal 2005, the Company recorded an income tax provision of $1,829,000 as compared to a provision of $1,771,000 in fiscal 2004.

     The combined basic Canadian federal and provincial tax rate used in determining the income tax provision for fiscal 2005 was 36.1%, compared to 36.6% for fiscal 2004.

     The income tax provision is different from the amount calculated by applying this tax rate to income before income taxes due to a combination of factors, including the gain on the sale of the investment in Idion being partly non-taxable, a portion of the amortization of intangibles being non-deductible for tax purposes, stock-based compensation and certain other expenses being non-deductible for tax purposes, the inability to benefit from certain foreign tax losses incurred during the year, the effect of foreign tax rates, the manufacturing and processing tax deduction, and the effect of the rate changes on future taxes.

NET INCOME

     In fiscal 2005, the Company recorded net income of $6,019,000 ($0.55 per basic share) as compared to $3,776,000 ($0.33 per basic share) in fiscal 2004. This improvement in profitability was achieved largely through the gain recognized on the sale of the Company's investment in Idion as the pressure of the strengthening Canadian dollar on the Company's operations caused the level of operating profits to drop significantly, particularly in the first half of the year.

OPERATING SEGMENTS AND CURRENCY FLUCTUATIONS

     The Company operates in only one industry, that being the business of developing and marketing computer software products. Based on the geographic location of its operations, the Company operates in two reportable segments:
North America, which includes the Company's Asia Pacific operations, and Europe. The accounting policies followed by these segments are the same as those described in the summary of significant accounting policies contained in Note 1 to the Company's consolidated financial statements. The Company accounts for intersegment sales at fair value.

     The Company's reportable segments are strategic business units. They are managed separately because each reportable segment operates in different economic marketplaces and, therefore, requires different investing and marketing strategies. The Company evaluates segment performance based on profit or loss from operations before investment income and income taxes.

     In fiscal 2006, the North American segment (which includes the Company's Asia Pacific operations, which are currently not significant) had total revenue of $31,706,000 compared to $27,345,000 in fiscal 2005, an increase of 15.9%. The increase in revenue was caused largely by increased revenue from the Company's PointBase products in North America as well as increased revenue from sales of Transformation Server in Oracle environments. In fiscal 2006, the North American segment had operating income of $4,805,000 compared to an operating loss of $599,000 in fiscal 2005. The increase in operating profitability of $5,404,000 was due mainly to the revenue increase previously discussed coupled with a reduction in operating expenses, particularly amortization of intangibles, which decreased by $628,000.

     Revenues from the European segment were $13,039,000 in fiscal 2006 compared to $16,284,000 in fiscal 2005, a decrease of 19.9% due mainly to reduced sales of the Company's iCluster products, which contributed a significant portion of the region's revenue in prior years. In fiscal 2006, the European segment's operating income was $330,000 compared with $2,199,000 in fiscal 2005, a decrease of $1,869,000 due mainly to the decrease in revenue.

     In fiscal 2005, the North American segment (which includes the Company's Asia Pacific operations, which are currently not significant) had total revenue of $27,345,000 compared to $27,919,000 in fiscal 2004, a decrease of 2.1%. The decrease in revenue was caused largely by price erosion due to competitive pressures in the iSeries High availability marketplace. In fiscal 2005, the North American segment had an operating loss of $599,000 compared to operating income of $2,013,000 in fiscal 2004. This decrease in operating profitability was due mainly to the effect of the stronger Canadian currency on the segment's predominantly Canadian operating costs.

     Revenues from the European segment were $16,284,000 in fiscal 2005 compared to $15,286,000 in fiscal 2004, an increase of 6.5% due mainly to the timing of revenue recognized from licencing contracts closed in previous years. In fiscal 2005, the European segment's operating income was $2,199,000 compared with $2,502,000 in fiscal 2004. This decrease in operating profitability is due mainly to the loss in profitability on the transfer of the European help desk to North America.

ACQUISITIONS AND INVESTMENTS

     As at May 31, 2006, there are no proposed asset or business acquisitions or dispositions that the Company's board of directors or senior management have made a decision to proceed with. The following is a description of certain completed acquisitions by the Company since February 1, 2000 and their impact on the Company in fiscal 2004, 2005, and 2006.

     On December 18, 2003, the Company completed an agreement and plan of merger and acquired one hundred percent control of PointBase, Inc. in a cash transaction valued at approximately Cdn$3,300,300 at closing, with certain additional amounts which would have become payable contingent on future revenue or proceeds that could have been received in connection with the acquired business. DataMirror is accounting for the acquisition under the purchase method. The term during which the contingent consideration could have become payable expired in December 2004 with no additional payments becoming due.

     On March 18, 2002, the Company announced its intention to make a take-over bid for all of the shares of Idion, a South African company listed on the JSE Securities Exchange ("JSE") under the symbol IDI, in a cash bid valued at Cdn$9,800,000. On April 18, 2002, the bid was increased to Cdn$18,900,000, and subsequently, on May 8, 2002, the bid was further increased to Cdn$30,400,000. On July 4, 2002, the Company closed its bid to acquire Idion, having not been successful in completing the take-over. At January 31, 2004, the Company owned approximately 48,269,000 or 42.61% of Idion's outstanding common shares acquired at a cost of Cdn$12,185,000. On January 31, 2004, shares of Idion were trading at approximately Cdn$0.41 per share, which would indicate a market value of Cdn$19,927,000 for the Company's investment at that date. The ownership of 1,119,000 shares of Idion had been subject to a dispute between the Company and a broker acting on behalf of persons related to the CEO of Idion. In May 2003 this dispute was settled in favour of the plaintiff and as a result the Company returned the disputed shares to the broker for the original consideration of approximately Cdn$312,000. The cost of these shares had previously been included in the investment on the

Company's balance sheet at January 31, 2003. The investment in Idion was accounted for using the cost method, as the Company did not have significant influence over the affairs of Idion and cannot obtain adequate financial information from Idion to enable the Company to account for its investment in Idion using the equity method. During the twelve months ended December 31, 2003, Idion incurred a net loss of approximately U.S. $554,000. The Company announced on May 14, 2004 that it had sold all of its shares of Idion in a market trade executed through the facilities of the JSE. The Company sold 48,269,085 shares of Idion at a price of ZAR 2.10 per share. Based on the exchange rates on settlement (ZAR1=Cdn$0.2025), the Company received net proceeds of Cdn$19.9 million after brokerage and advisory fees, had a pre-tax gain of approximately Cdn$7.6 million, and an after tax gain of Cdn$6.3 million. The Company believes that the sale of the Company's shares in Idion allowed both companies to move forward and concentrate on executing their respective business plans.

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

B.   Liquidity and Capital Resources

     Since its inception, the Company has financed its cash requirements from the sale of equity securities, funds provided by shareholders, bank lines of credit, long-term debt and capital lease financing. In December 1996 the Company completed an initial public offering of 2,000,000 common shares for net proceeds of Cdn$6,865,000, and in September 1997 raised net proceeds of Cdn$11,247,000 through the issue of 1,600,000 special warrants (subsequently converted into 1,600,000 common shares). In April 2000 the Company raised net proceeds of Cdn$23,513,000 through the issuance of 1,305,000 common shares. The proceeds from these financings were used for general corporate purposes, including research and development of new products and technologies, expansion of the Company's sales and marketing organization and activities, for working capital and for acquisitions.


     As at January 31, 2006 the Company had cash, cash equivalents and short-term and long-term investments of $37,005,000, compared to $46,394,000 at the end of fiscal 2005. The decrease in cash, cash equivalents and short-term and long-term investments was primarily due to cash used to repurchase shares under the Company's normal course and substantial issuer bids, offset by an increase in cash flow from operations. During fiscal 2006, cash flow from operations was $7,489,000, an increase of 82.7% over cash flow from operations of $4,097,000 in fiscal 2005, due mainly to an increase in operating profitability. The Company's investing activities for this period consisted primarily of purchases of capital assets. During fiscal 2006, capital expenditures of $580,000 (2005 - $680,000) were financed internally and none were financed under capital lease facilities. Capital assets acquired were primarily computer hardware and software utilized in research and development activities and leasehold improvements to the Company's head office facilities. The Company expects that its capital expenditures will increase in support of higher levels of research and development activities and as its sales and administration employee base grows. Financing activities during the year consisted of share capital transactions. During fiscal 2006 the Company used $19,736,000 (2005 - $7,136,000) in cash to repurchase 2,324,439 (2005 - 898,400)
of its common shares under a substantial issuer bid completed in March 2005 and a normal course issuer bid and raised an additional $357,000 (2005 - $605,000) through the issuance of 59,753 (2005 - 89,414) common shares pursuant to the Company's stock option plans.

     The Company has available short-term bank credit facilities of $8,780,000 bearing interest at rates ranging from the Canadian prime rate to the prime rate plus 1.5%. Under a general security agreement and a source code escrow agreement, all of the Company's assets, including the source code for the Company's software, are pledged as collateral for these credit facilities. As at January 31, 2006 there was no outstanding indebtedness under these credit facilities other than letters of credit of $351,000 (2005 - $137,000). Management believes that its current cash, cash equivalents and short-term investments together with continued positive cash flow from operations, will be adequate to fund the Company's short-term financial requirements with the exception of acquisition related cash requirements. The Company's short-term financial requirements may increase substantially if the Company makes any significant acquisitions. Short-term financial requirements related to acquisitions may include direct and indirect costs, including restructuring and other expenses related to integrating and refinancing the acquired businesses. In the short term, the Company does not plan on making any acquisitions that would result in short-term financial requirements exceeding the sources of cash described above. In the long term, the Company may finance its long-term requirements from the sale of equity securities, by borrowing under bank lines of credit, by issuing long-term debt or by entering into capital lease financing arrangements.

NEW ACCOUNTING RECOMMENDATIONS

     (i)  U.S. GAAP

          As permitted by SFAS No. 123, Accounting for Stock-Based Compensation, the Company currently accounts for share-based payments to employees using APB 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee options under U.S. GAAP. In December 2004 an amended SFAS No. 123, Share-Based Payment ["SFAS No. 123(R)"], was issued, which requires all share-based payments to employees to be recognized in the income statement based on their fair value. SFAS No. 123(R) is effective for the Company's 2007 fiscal year.

     (ii) Canadian GAAP

          In 2005, the CICA issued section 1530, "Comprehensive Income", section 3855, "Financial Instruments - Recognition and Measure", and section 3865, "Hedges". The Company is currently evaluating the impact of these standards on its consolidated financial position and results of operations for future periods.


C.   Research and Development

     The Company has made significant investments in product development over the past few years, including introducing several new internally-developed software products and adding features and integrating acquired technologies into existing products. The Company incurred research and development expenses (before investment tax credits) of $8,211,000 for the twelve months ended January 31, 2006, $8,144,000 for the twelve months ended January 31, 2005, and $7,085,000 for the twelve months ended January 31, 2004. Such expenditures constituted approximately 18.4%, 18.7%, and 16.4% of the Company's revenue during fiscal 2006, 2005, and 2004, respectively. Research and development expenses are comprised of salaries and other direct costs associated with the development of new products and existing products.

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


D.   Trend Information

     During fiscal 2006, the Company faced significant pressure on its operating margins due to the continued strengthening of the Canadian dollar. With the headcount realignment completed in December 2005, the Company feels it has adjusted its overhead and business model to drive increased revenue and improved operating margins in fiscal 2007 and beyond.

     The Company's balance sheet is strong and the business model has been realigned to address the margin pressures caused by the stronger Canadian currency. The Company's solutions help companies keep pace with real-time business requirements by allowing the continuous availability of live, secure corporate and customer data across the enterprise and beyond. By creating an adaptive, real-time enterprise in which critical information is integrated and available on demand, companies can adapt quickly to business and economic volatility, address regulatory compliance requirements such as Basel II and SOX, and address performance and accountability pressures. The Company feels these solutions will continue to resonate in the marketplace.

     Some of the key growth issues the Company faces include building and managing its direct and indirect sales channels, improving its marketing efforts to enhance general market awareness of its products and continuing to improve the efficiency and functionality of its existing products. The Company continues to invest in these areas in order to achieve its growth objectives.

     The Company believes its near and long-term prospects for success remain strong, and demonstrated that belief through our substantial issuer bid. The Company remains committed to our objective of generating significant value for our shareholders, customers, business partners and employees, and believe the Company is well-positioned for profitable growth in the coming year.

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

F.   Tabular Disclosure of Contractual Obligations.

     As of January 31, 2006, the Company had future commitments and contractual obligations as summarized in the following table. These commitments are principally comprised of operating leases for the Company's leased premises and computer equipment.

(U.S. $)                                                      Payments due by period

Contractual obligations                          Less than                                       More than 5
                                   Total            1 year     1 - 3 years     4 - 5 years          years

Operating leases               5,177,000         1,771,000       2,682,000         724,000              -

----------------------------------------------------------------------------------------------------------
Total contractual              5,177,000         1,771,000       2,682,000         724,000              -
obligations
----------------------------------------------------------------------------------------------------------

ITEM 6.  Directors, Senior Management and Employees

A.   Directors and Senior Management

     The following table sets forth the name, municipality of residence, principal occupation and month of election of each of the directors of the Company on the date of this form:

Name and
Municipality of Residence                   Principal Occupation                       Elected Director
-------------------------                   --------------------                       ----------------
P. KIRK DIXON(4).................           Consultant                                 November 1997
Midhurst, Ontario

DONALD L. LENZ(1)(3).............           Managing Director of Newport Partners      September 1999
Toronto, Ontario                            LP

BRYAN E. PLUG(1)(2) .............            Consultant                                October 1996
Saratoga, California

KEITH POWELL(2)(3)...............           Principal, Keith Powell Consulting         May 2001
Mississauga, Ontario                        Inc.

NIGEL W. STOKES (3)..............           Chairman, President and Chief              December 1995
Toronto, Ontario                            Executive Officer of the Company

E. HERMAN WALLENBURG.............           Chief Scientist of the Company             November 1997
Toronto, Ontario

DONALD WOODLEY(1)(2)                        President and CEO, Gennum Corporation      May 2001
Town of Mono, Ontario

(1)  Member of the Audit Committee.
(2)  Member of the Compensation Committee.
(3)  Member of the Corporate Governance Committee.
(4) Mr. Dixon held the position of Secretary and Executive Vice President, Business Development of the Company until the end of May 2005.

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

Senior Management

     The following table sets forth the name, municipality of residence, position with the Company and principal occupation of each of the senior managers of the Company on the date of this form:

Name and                                        Position with the Company
Municipality of Residence                       and Principal Occupation
-------------------------                       ------------------------

PETER F. CAULEY .................               Vice President, Finance and Chief Financial
Toronto, Ontario                                Officer

PAUL GILBERT(1)..................               Vice President of Sales, United States and
Mississauga, Ontario                            Canada

LUCIAN MUSTATEA(2)...............               Vice President, Research and Development
Markham, Ontario

JUDY PARKES......................               Vice President of Technical Services
Tottenham, Ontario

STEWART A. RITCHIE...............               Senior Vice President, Worldwide Sales
Newmarket, Ontario

NIGEL W. STOKES..................               Chairman, President and Chief Executive
Toronto, Ontario                                Officer

E. HERMAN WALLENBURG.............               Chief Scientist
Toronto, Ontario

----------
(1)  Mr. Gilbert's employment with the Company began on January 4, 2005.
(2)  Mr. Mustatea's employment with the Company began on June 14, 2004.

     As a group, as at April 28, 2006 directors and senior officers owned, directly or indirectly, or exercised control or direction over 3,275,788 Common Shares of the Company (approximately 39.50% of the total Common Shares outstanding on such date). The information as to shares owned directly or over which control or direction is exercised by the directors and officers, but which are not registered in their names, not being within the knowledge of the Company, has been furnished by such directors and officers.

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

     P. Kirk Dixon joined the Company in November 1993, and was Secretary and Treasurer of the Company until appointed as Executive Vice President, Implementation in December 1995. Mr. Dixon was appointed as Executive Vice President, Development and Support of the Company on March 16, 2000, Executive Vice President, Global Operations and Secretary of the Company on March 12, 2001, and to the position of Executive Vice President, Business Development and Secretary of the Company on January 14, 2004. Mr. Dixon has been a director of the Company since November 1997. Mr. Dixon retired from his position as Executive Vice President Business Development and as a full-time employee of the Company in May 2005.

     Paul Gilbert joined the Company on January 4, 2005 as Vice President of Sales, United States and Canada. Prior to joining DataMirror, Mr. Gilbert was the Director, Eastern Operations for Blazent Inc., a US based software company from April 2004 to December 2004. From October 2003 to March 2004 Mr. Gilbert was the Executive-in-Residence at Jefferson Partners, a technology focused venture capital firm. From April 2001 to October 2003 he was the Executive Vice President of Sales at Avotus Corporation, a Canadian communications management software company. From October 2000 to December 2000, Mr. Gilbert was the Vice President Sales Operations with Bridge2Market Inc.

     Donald L. Lenz is a founding partner of Newport Partners LP, a personal and corporate wealth management company based in Toronto, Canada. Mr. Lenz also sits on several boards including those of Mad Catz Interactive Inc., Trizec Canada Inc., ENMAX

Corporation, Cancer Care Ontario and The Laidlaw Foundation. Mr. Lenz has been a director of the Company= since September 1999.

     Lucian Mustatea joined the Company on June 14, 2004 as Vice President of Research and Development. Mr. Mustatea was the Senior Technical Consultant, Search Technologies with Open Text Corporation from September 2003 to April 2004. Mr. Mustatea served as Chief Technology Officer and Vice President of Research and Development at Opencola Ltd. from June 2001 to June 2003. He was Development Director-Decision Platform for Cognos Incorporated from May 2000 to June 2001.

     Bryan E. Plug was Chief Executive Officer of Kintana, Inc., a leading provider of e-Business applications management software based in Sunnyvale, California from January 2000 to August 2003. Mr. Plug was President and Chief Executive Officer of Kontiki, Inc., a provider of on demand business video solutions, from November 2003 to January 2005. Mr. Plug is currently a consultant. Mr. Plug has been a director of the Company since October 1996.

     Keith Powell is currently the principal of Keith Powell Consulting Inc., an information technology consulting firm and a Partner in XPV Capital Corp., a venture capital company investing in early stage technology companies. Mr. Powell also sits on several other boards including ARS Systems (Advisory Board), electroBusiness.com Inc., ClientLogic Corporation, Diversinet Corporation, Sumitomo Mitsui Banking Corporation of Canada and the Arthritis and Autoimmunity Research Center Foundation. Mr. Powell was appointed as a director of the Company in May 2001.

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

     Donald Woodley is currently the President and CEO, Gennum Corporation, a designer and manufacturer of semi-conductors and semi-conductor based products, and President of The Fifth Line Enterprise, a consulting firm engaged in providing strategic advisory services to Canadian industry. Mr. Woodley was appointed as a director of the Company in May 2001. Mr. Woodley also sits on several boards including those of TELUS Corporation, Gennum Corporation and Steam Whistle Brewing. Mr. Woodley is a past Chair of ITAC (Information Technology Association of Canada), a past Chair of the Board of Governors of The Stratford Festival of Canada, is a member of the Richard Ivey School of Business Advisory Board, and currently serves as Chair of the Audit and Finance Committee and Treasurer of Sick Kids Hospital Foundation.

B.       Compensation

1.   Summary Compensation Table

     The following table sets forth information concerning the compensation paid during the financial year ended January 31, 2006 to the directors and senior officers by the Company. All compensation amounts are in Canadian Dollars.

                                                      Summary Compensation Table

====================================================================================================================================
                                          Annual Compensation                      Long Term Compensation
------------------------------------------------------------------------------------------------------------------------------------
                                                                                 Awards                 Payouts
------------------------------------------------------------------------------------------------------------------------------------
                                                                        Securities   Restricted
                                                          Other Annual    Under       Shares or        Long Term       All Other
            Name and             Salary(1)  Bonus(2)      Compensation   Options     Restricted     Incentive Plan    Compensation
       Principal Position           ($)        ($)            ($)        Granted     Share Units        Payouts           ($)
                                                                          (# of          ($)              ($)
                                                                          Common
                                                                         Shares)
------------------------------------------------------------------------------------------------------------------------------------
Nigel W. Stokes                   412,000    107,000          Nil          Nil           Nil              Nil             Nil
Chairman, President and Chief
Executive Officer
------------------------------------------------------------------------------------------------------------------------------------
Peter Cauley                      185,000    89,320           Nil         15,000         Nil              Nil             Nil
Vice President, Finance and
Chief Financial Officer
------------------------------------------------------------------------------------------------------------------------------------
Stewart Ritchie                   396,362    15,000           Nil         15,000         Nil              Nil             Nil
Senior Vice President,
Worldwide Sales
------------------------------------------------------------------------------------------------------------------------------------
Paul Gilbert                      280,284      Nil            Nil          Nil           Nil              Nil             Nil
Vice President of Sales, United
States and Canada
------------------------------------------------------------------------------------------------------------------------------------
Lucian Mustatea                   185,000    25,000           Nil          Nil           Nil              Nil             Nil
Vice President, Research &
Development
------------------------------------------------------------------------------------------------------------------------------------
All directors and senior         2,213,580   353,968          Nil         30,000         Nil              Nil             Nil
officers as a group
====================================================================================================================================

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

2.    Stock Options

         Option Grants During the Most Recently Completed Financial Year

     The following table sets out the individual grants of options to purchase or acquire securities of the Corporation during the financial year ended January 31, 2006 to the directors and senior officers of the Company.

======================================= ========================= =================== ===================================
               Name and                     Securities Under        Exercise Price             Expiration Date
          Principal Position                Options Granted
--------------------------------------- ------------------------- ------------------- -----------------------------------
Nigel W. Stokes
Chairman, President and Chief                     Nil                    Nil                    Not Applicable
Executive Officer
--------------------------------------- ------------------------- ------------------- -----------------------------------
Peter Cauley
Vice President, Finance and Chief              15,000(2)                $9.88                    June 8, 2015
Financial Officer
--------------------------------------- ------------------------- ------------------- -----------------------------------
Stewart A. Ritchie
Senior Vice President, Worldwide Sales         15,000(2)                $9.88                    June 8, 2015
--------------------------------------- ------------------------- ------------------- -----------------------------------
Paul Gilbert
Vice President of Sales, United                   Nil                    Nil                    Not Applicable
States and Canada
--------------------------------------- ------------------------- ------------------- -----------------------------------
Lucian Mustatea, Vice President,
Research & Development                            Nil                    Nil                    Not Applicable
--------------------------------------- ------------------------- ------------------- -----------------------------------
All directors and senior officers as
a group                                          30,000                 $9.88                    June 8, 2015
======================================= ========================= =================== ===================================

(1)   The market value of the Common Shares on the date of the grant is determined by taking the average of the closing price of the
      Common Shares on the Toronto Stock Exchange for the 5 immediately preceding trading days.

(2)   These options were granted under the terms of the Corporation's Executive Stock Compensation Plan on June 8, 2005 and vest in four equal installments over a period of 4 years commencing on June 8, 2005.

     The Company's directors, executive officers and senior officers are eligible to participate in the Company's Share Purchase Plan. The purpose of the Share Purchase Plan is to provide long-term incentives to attract, motivate and retain key employees, officers, directors and consultants providing services to the Company. Shares issued under the Share Purchase Plan are issued for market consideration determined by taking the average of the closing price of the Shares on the Toronto Stock Exchange for the five immediately preceding trading days prior to the date of issuance. The Share Purchase Plan provides that the Company may loan money to participants to purchase Common Shares of the Company. The Company has not loaned money to officers or directors since the provisions of the SOX prohibiting such loans came into effect. There was no indebtedness in favour of the Company for all officers, directors, employees and former officers, directors and employees in respect of the Share Purchase Plan as at January 31, 2006.

     During the fiscal year ending on January 31, 2006, directors of the Company who were not salaried employees of the Company were entitled to be paid an annual fee of Cdn$25,000 for being a member of the board of directors, an additional Cdn$2,500 annually for each committee of which they are a member and an additional Cdn$2,500 annually for chairing the Audit Committee. Directors are also eligible to participate in the Company's Executive Stock Compensation Plan and Share Purchase Plan. No amounts are paid to the Company's administrative, supervisory or management bodies solely for attending quarterly meetings of the Board of Directors.

     The Company maintains liability insurance for its directors and officers acting in their respective capacities. During the fiscal year ended January 31, 2006, the Company maintained directors and officers insurance coverage in an aggregate amount of U.S.$20 million, subject to a U.S.$100,000 loss payable by the Company. The annual premium for this coverage is $219,690 which covers the period from August 1, 2005 to August 1, 2006.

C.   Board Practices

EMPLOYMENT AND SERVICE AGREEMENTS

     The Company entered into an employment agreement of indefinite duration with Mr. Nigel Stokes, Chairman, President and Chief Executive Officer dated as of March 25, 2002. This employment agreement provided for an annual salary of Cdn$375,000 effective February 1, 2002 and also provided for a retroactive salary and bonus adjustment payment of $150,000 covering the period from September 30, 2000 to January 31, 2002 during which Mr. Stokes had continued his employment with the Company under the terms of a previous employment agreement that had expired on September 30, 2000. The Compensation Committee approved an increase in annual base salary to $412,000 for fiscal 2006 and $433,000 for fiscal 2007. Mr. Stokes' agreement also provides that he may receive an annual performance bonus of up to $300,000, the amount to be determined by the Board of Directors on the recommendation of the Compensation Committee based upon consideration of the financial performance of the Company in respect of each fiscal period. In addition, the agreement also provides that Mr. Stokes is eligible to receive an additional annual performance bonus of up to $350,000, the amount to be determined by the Board of Directors on the recommendation of the Compensation Committee based upon consideration of over-achievement of the financial performance of the Company in respect of each fiscal period. Mr. Stokes earned a bonus of $518,000 in respect of fiscal 2006 based on fiscal targets achieved. For fiscal 2007, the Compensation Committee approved a bonus plan for Mr. Stokes that pays up to $350,000 based on a formula related to the attainment of certain budgeted fiscal targets and an additional overachievement bonus based on overachievement relative to certain budgeted fiscal targets. Mr. Stokes is also eligible to participate in the Company's group benefit plans and Executive Stock Compensation Plan. The employment agreement also provides that in the event of termination of the executive's employment, he will not compete with the Company for a period of eighteen months following that date. The employment agreement provides that the Company may terminate Mr. Stokes' employment without cause by making a lump sum payment of an amount equal to two times his annual salary thereunder. The employment agreement automatically renews each year and is subject to annual compensation review.

     The Corporation has an employment arrangement of indefinite duration with Mr. Peter Cauley, Vice President, Finance and Chief Financial Officer. Mr. Cauley's current annual salary for fiscal 2007 is $194,000. His fiscal 2006 salary was $185,000. Mr. Cauley is eligible to receive performance bonuses at the discretion of senior management. Mr. Cauley is also eligible to participate in the Corporation's group benefit plans and Executive Stock Compensation Plan.

     The Corporation has an employment arrangement of indefinite duration with Mr. Stewart Ritchie, Senior Vice President, Worldwide Sales. Mr. Ritchie's current annual salary for fiscal 2007 is $194,000. His fiscal 2006 salary was $185,000 and he earned fiscal 2006 commissions of $195,950. Mr Ritchie is eligible to receive performance bonuses at the discretion of senior management. Mr. Ritchie is also eligible to participate in the Corporation's group benefit plans and Executive Stock Compensation Plan.

     The Corporation has an employment arrangement of indefinite duration with Mr. Paul Gilbert, Vice President of Sales, United States and Canada. Mr. Gilbert's current annual salary for fiscal 2007 is $168,000. His fiscal 2006 salary was $160,000 and he earned fiscal 2006 commissions of $176,234. Mr Gilbert is eligible to receive performance bonuses at the discretion of senior management. Mr. Gilbert is also eligible to participate in the Corporation's group benefit plans and Executive Stock Compensation Plan.

     The Corporation has an employment arrangement of indefinite duration with Mr. Lucian Mustatea, Vice President, Research & Development. Mr. Mustatea's current annual salary for fiscal 2007 is $194,000. His fiscal 2006 salary was $185,000. Mr Mustatea is eligible to receive performance bonuses at the discretion of senior management. Mr. Mustatea is also eligible to participate in the Corporation's group benefit plans and Executive Stock Compensation Plan.

     Mr. Kirk Dixon retired from the Company in May 2005. The Company had entered into an employment agreement of indefinite duration with Mr. Dixon, the Company's former Executive Vice President, Business Development (then Executive Vice President, Development and Global Operations) dated April 23, 2002. Mr. Dixon was paid $83,333 in salary and $9,420 in vacation pay in fiscal 2006. The Company also paid in fiscal 2006 vacation pay of $41,667 and a bonus to Mr. Dixon in fiscal 2006 of $26,000.

     The Company has entered into an employment agreement dated as of June 14, 2002 with Mr. Herman Wallenburg, Chief Scientist. This employment agreement provided for an annual salary of $170,000, retroactive to February 1, 2002. The Company approved an increase in annual base salary to $185,000 for fiscal 2006 and to $194,000 for fiscal 2007. Mr. Wallenburg's agreement also provides that he may receive an annual performance bonus of up to $20,000, the amount to be determined by the CEO based upon consideration of the financial performance of the Company in respect of each fiscal period during the duration of the employment agreement and any extension or renewal thereof. Mr. Wallenburg will be paid a bonus of $88,800 earned in respect of fiscal 2006 based on fiscal targets achieved. For fiscal 2007, a bonus plan has been approved for Mr. Wallenburg that pays up to $60,000 based on a formula related to the attainment of certain budgeted fiscal targets and an additional overachievement bonus based on overachievement relative to certain budgeted fiscal targets.

     There are no other agreements with directors providing for benefits upon termination of employment.

AUDIT AND REMUNERATION COMMITTEES

     The Board of Directors adopted a charter for the Audit Committee and a formal charter for the Compensation Committee at its meeting on March 3, 2003. The Audit Committee reviewed the adequacy of the Audit Committee Charter on March 7, 2006 and recommended that certain changes be made to the Charter. The Company's Board of Directors adopted the recommendation of the Audit Committee and adopted a new charter for the Audit Committee at its meeting on March 7, 2006, which is attached as Exhibit 6.1. The Compensation Committee Charter is attached to the 2003 Form 20-F as Exhibit 6.2. The Audit Committee provides assistance to the Board of Directors in fulfilling its oversight responsibility to the shareholders, potential shareholders, the investment community, and others relating to the Company's financial statements and the financial reporting process, the systems of internal accounting and financial controls, the internal audit function, the annual independent audit of the Company's financial statements, and the legal compliance and ethics programs as established by management and the Board and as required by applicable law. The Audit Committee is currently composed of Mr. Lenz, Mr. Plug and Mr. Woodley. The Board of Directors has determined that Mr. Lenz, Mr. Plug and Mr Woodley are independent of management under applicable laws, rules and listing standards. The Compensation Committee reviews and approves the compensation of the directors and the CEO and advises the Board and management on compensation and incentive policy. The Compensation Committee is currently composed of Mr. Plug, Mr. Powell and Mr. Woodley. The Board of Directors has determined that Mr. Plug, Mr. Powell and Mr. Woodley are independent of management under applicable laws, rules and listing standards.



D.       Employees

--------------------------------------------------------------------------------------------------------------------------------
                                                      Number of Employees
--------------------------------------------------------------------------------------------------------------------------------
                                      As at January 31, 2006         As at January 31, 2005          As at January 31, 2004
--------------------------------- ------------------------------- ------------------------------ -------------------------------
North America                                  184                             184                            236
--------------------------------- ------------------------------- ------------------------------ -------------------------------
Europe                                          36                             47                              59
--------------------------------- ------------------------------- ------------------------------ -------------------------------
Other                                           0                               1                              4
--------------------------------- ------------------------------- ------------------------------ -------------------------------
Total                                          220                             232                            299
--------------------------------- ------------------------------- ------------------------------ -------------------------------

--------------------------------- ------------------------------- ------------------------------ -------------------------------
Research & Development                          70                             69                              91
--------------------------------- ------------------------------- ------------------------------ -------------------------------
Sales & Marketing                              111                             122                            168
--------------------------------- ------------------------------- ------------------------------ -------------------------------
Other                                           39                             41                              40
--------------------------------- ------------------------------- ------------------------------ -------------------------------
Total                                          220                             232                            299
--------------------------------- ------------------------------- ------------------------------ -------------------------------

E.       Share Ownership

     The following table sets forth with respect to each director the number of Common Shares of the Company owned beneficially, or over which control or direction was exercised, by such person at the date of this form. No special voting rights attach to any of the following Common Shares. Percentages are calculated based on 8,294,140 Common Shares of the Company outstanding on April 28, 2006.

Director                              Common Shares        Percentage of Class
--------                              -------------        -------------------

Nigel W. Stokes                        2,057,063(1)               24.80%

Peter Cauley                                (*)                     (*)

Paul Gilbert                                (*)                     (*)

Lucian Mustatea                             (*)                     (*)

Stewart Ritchie                             (*)                     (*)

All directors are senior officers
as a group                             3,275,788(2)               39.50%
----------

(1) Includes 36,000 common shares held by his spouse, 40,000 Options exercisable either currently or within 60 days and 37,250
     Options exercisable either currently or within 60 days granted to his spouse.
(2) Includes 100,384 common shares held by their spouses, 249,515 Options exercisable either currently or within 60 days and 37,250 Options exercisable either currently or within 60 days granted to their spouses.
(*) This director or senior officer beneficially owns less than one percent of the class of Common Shares.


      The following table sets forth the outstanding options to acquire Common Shares granted to each director and senior manager of the Company as at the date of this Form. Each option was granted at an exercise price equal to the market value of the Common Shares on the date of the grant which was determined by taking the average of the closing price of the Common
Shares on the Toronto Stock Exchange for the 5 immediately preceding trading days. There was no purchase price in respect of any of the options.

--------------------------------- ------------------------------- ------------------------------ -------------------------------
Director                          Number of Common Shares         Exercise Price                 Expiration Date
--------------------------------- ------------------------------- ------------------------------ -------------------------------
Nigel W. Stokes                   40,000                          $11.54                         June 30, 2006
--------------------------------- ------------------------------- ------------------------------ -------------------------------

--------------------------------- ------------------------------- ------------------------------ -------------------------------
Peter Cauley                      10,000                          $11.54                         June 30, 2006
--------------------------------- ------------------------------- ------------------------------ -------------------------------
                                  7,500                           $11.93                         June 30, 2007
--------------------------------- ------------------------------- ------------------------------ -------------------------------
                                  2,500                           $10.65                         June 30, 2007
--------------------------------- ------------------------------- ------------------------------ -------------------------------
                                  15,000                          $15.89                         January 10, 2008
--------------------------------- ------------------------------- ------------------------------ -------------------------------
                                  15,000                          $9.88                          June 8, 2015
--------------------------------- ------------------------------- ------------------------------ -------------------------------

--------------------------------- ------------------------------- ------------------------------ -------------------------------
Stewart Ritchie                   10,000                          $11.54                         June 30, 2006
--------------------------------- ------------------------------- ------------------------------ -------------------------------
                                  20,000                          $8.19                          November 6, 2007
--------------------------------- ------------------------------- ------------------------------ -------------------------------
                                  15,000                          $15.89                         January 10, 2008
--------------------------------- ------------------------------- ------------------------------ -------------------------------
                                  15,000                          $9.88                          June 8, 2015
--------------------------------- ------------------------------- ------------------------------ -------------------------------

--------------------------------- ------------------------------- ------------------------------ -------------------------------
Paul Gilbert                      30,000                          $8.45                          January 3, 2015
--------------------------------- ------------------------------- ------------------------------ -------------------------------

--------------------------------- ------------------------------- ------------------------------ -------------------------------
Lucian Mustatea                   20,000                          $11.35                         June 30, 2009
--------------------------------- ------------------------------- ------------------------------ -------------------------------
                                  20,000                          $8.10                          December 1, 2009
--------------------------------- ------------------------------- ------------------------------ -------------------------------

--------------------------------- ------------------------------- ------------------------------ -------------------------------
All directors and senior          332,015                         (*)                            (*)
officers as a group
--------------------------------- ------------------------------- ------------------------------ -------------------------------



EMPLOYEE STOCK OPTION PLAN

     The Company has adopted an employee stock option ("Option") plan (the "Plan"). All bona fide full-time employees of and all others who provide services to the Company or any of its subsidiaries and who are designated by the Company as being eligible to participate in the Plan will be eligible to participate in the Plan ("Eligible Participants", and actual participants "Participants"). The Plan was originally approved by the Board and the Company's shareholders on November 20, 1996 and December 5, 1996 respectively. The Board and shareholders approved amendments to the Plan which were effective on May 25, 1999 and June 14, 2000 which increased the number of shares under the Plan to 2,000,000 and removed directors and officers as Eligible Participants under the Plan, respectively. The Board may, in its absolute discretion, add to, amend, vary, cancel, discontinue or terminate the Plan or any Options granted thereunder, at any time without notice. Any such amendment, will, if required, be subject to the prior approval of, or acceptance by, any stock exchange or regulatory body having jurisdiction over the Company's securities. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, and is not qualified under Section 401(a) of the United States Internal Revenue Code of 1986, as amended (the "Code").

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


EXECUTIVE STOCK OPTION PLAN

     The Company has adopted an executive stock option plan (the "Executive Plan"). The Executive Plan was approved by the Board and the Company's shareholders on April 28 and May 30, 2000, and June 14, 2000, respectively. An increase in the maximum number of Common Shares issuable upon exercise of options under the Executive Plan to 800,000 was approved by the Board of Directors and the Company's shareholder on March 3, 2003 and June 12, 2003 respectively,

     All members of the board of directors and all bona fide full-time officers of the Company or any of its subsidiaries who are designated by the Company as being eligible to participate in the Plan will be eligible to participate in the Executive Plan ("Eligible Executives", and those actually participating "Plan Executives"). The Company may, in its absolute discretion, add to, amend, vary, cancel, discontinue or terminate the Executive Plan or any Options granted thereunder, at any time without notice. Any such amendment, will, if required, be subject to the prior approval of, or acceptance by, any stock exchange or regulatory body having jurisdiction over the Company's securities. The Executive Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, and is not qualified under Section 401(a) of the United States Internal Revenue Code of 1986, as amended (the "Code").

     The purpose of the Executive Plan is to provide long-term incentives to attract, motivate and retain key executive officers and directors of Company. The Executive Plan will be administered by or under the authority of the Board or a person or committee to which such administrative authority is delegated by the Board. The Company has the power to make rules and regulations to administer the Executive Plan, and to interpret the provisions and rules of the Executive Plan. The Company's determination of all questions arising under the Executive Plan are final and binding on all Plan Executives. The Company maintains detailed records of each Option granted, including number of Options granted, date of grant, earliest and latest exercise dates, vesting dates and exercise price. The maximum number of Common Shares reserved for issuance upon the exercise of all Options granted under the Executive Plan is currently 800,000, provided however, that pursuant to Section 7 of the Executive Plan, the number of Common Shares subject to Options granted will be changed to reflect adjustments in the number of Common Shares arising as a result of any subdivisions or consolidation of Common Shares, capital reorganization, reclassification or change of outstanding equity shares, merger, consolidation, or amalgamation.

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

     The maximum number of Common Shares reserved for issuance from treasury under the Purchase Plan is currently 250,000. The number of Common Shares issued under all Share Compensation Arrangements to any Insider may not exceed 5% of the Outstanding Issue in any one year period and the number of Common Shares issued to Insiders under all Share Compensation Arrangements may not exceed 10% of the Outstanding Issue in any one year period. To become a PPP, an EPPP must
(i) be granted a Loan (as described below), (ii) execute any and all documents determined by the Company, in its sole discretion, to be necessary or desirable to evidence the Loan and (iii) borrow the Loan amount, and authorize the Company in writing to regularly deduct amounts from his or her salary in repayment of the Loan. The Company has not loaned money to officers and directors since the provisions of the SOX prohibiting such loans came into effect. As at January 31, 2006, the Company had no such outstanding loans to any PPPs. If consented to by the Company, an EPPP may purchase shares through a Consultant Entity, a Personal Holding Company, an RRSP or an RRIF.

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

ITEM 7.     Major Shareholders and Related Party Transactions

A.    Major Shareholders

     The following table sets forth certain information regarding the beneficial ownership of the Company's outstanding Common Shares as of April 28, 2006. The information in this table is based on the Company's records, information provided to the Company by directors and executive officers, a review of any reports filed under the early warning reporting system with Canadian securities regulators and delivered to the Company, and a review of any Schedules 13D and 13G filed by shareholders with the Securities and Exchange Commission and delivered to the Company in accordance with applicable law. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power. Common shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. This information is based on 8,294,140 Common Shares outstanding as of April 28, 2006. Under applicable Canadian regulatory rules, shareholders are not required to disclose an ownership interest unless it exceeds 10% of the voting rights attached to the Common Shares of the Company. As a result, Canadian shareholders who did not file a Schedule 13D or 13G will not be shown in this table unless their ownership interest exceeds 10% of the voting rights attached to their Common Shares, or unless they are otherwise known to the Company. None of the Company's major shareholders have any special voting rights attached to their Common Shares.

                                          Aggregate               Percentage of
                                          Number of                Outstanding
              Name                      Common Shares             Common Shares
              ----                      -------------             -------------

         Nigel W. Stokes                 2,057,063(1)                24.80 %
 Stadium Capital Management, LLC          1,370,297                  16.52%
Natcan Investment Management Inc.         1,636,546                  19.73%
TAL Global Asset Management Inc.           630,100                    7.60%
         AGF Funds Inc.                    504,576                    6.08%
          P. Kirk Dixon                  536,724((2))                 6.47%
      E. Herman Wallenburg                460,240(3)                  5.55%

Notes:
(1) Includes 36,000 Common Shares held by his spouse, 40,000 Options exercisable either currently or within 60 days and 37,250 Options exercisable either currently or within 60 days granted to his spouse.
(2) Includes 64,384 common shares held by his spouse. No options were exercisable either currently or within 60 days.
(3)  Includes 5,000 Options exercisable either currently or within 60 days.

    Significant changes in ownership

    The following table sets forth significant changes in percentage ownership by the Company's Major Shareholders over the previous three fiscal years, based on information available to the Company.

         ------------------------------------------- -------------------------- -----------------------------------------------
         Major Shareholder                           Date                       Transaction
         ------------------------------------------- -------------------------- -----------------------------------------------

         ------------------------------------------- -------------------------- -----------------------------------------------
         TAL Global Asset Management Inc.            Period   from  March  31,  Holdings  increased from approximately 7.7% to
                                                     2002 to March 31, 2003     13.0%
         ------------------------------------------- -------------------------- -----------------------------------------------
         TAL Global Asset Management Inc.            Period  from  October 31,  Holdings  decreased from  approximately  11.4%
                                                     2003 to March 31, 2004     to 9.7%
         ------------------------------------------- -------------------------- -----------------------------------------------
         TAL Global Asset Management Inc.            Period   from   April  1,  Holdings  decreased from approximately 9.7% to
                                                     2004 to December 31, 2004  5.5%
         ------------------------------------------- -------------------------- -----------------------------------------------
         Natcan Investment Management Inc.           September 31, 2004         Holdings increased to 14.0%
         ------------------------------------------- -------------------------- -----------------------------------------------
         Natcan Investment Management Inc.           Period  from  October  1,  Holdings  increased from  approximately  14.0%
                                                     2004 to January 31, 2005   to 17.5%
         ------------------------------------------- -------------------------- -----------------------------------------------
         Natcan Investment Management Inc.           Period  from  February 1,  Holdings  decreased from  approximately  17.5%
                                                     2005 to March 31, 2005     to 15.8%
         ------------------------------------------- -------------------------- -----------------------------------------------
         Natcan Investment Management Inc.           Period   from   April  1,  Holdings  increased from  approximately  15.8%
                                                     2005 to May 31, 2005       to 16.37%
         ------------------------------------------- -------------------------- -----------------------------------------------
         Natcan Investment Management Inc.           Period  from June 1, 2005  Holdings increased from  approximately  16.37%
                                                     to September 30, 2005      to 19.14%
         ------------------------------------------- -------------------------- -----------------------------------------------
         Natcan Investment Management Inc.           December 6, 2005           Holdings increased to approximately 19.73%
         ------------------------------------------- -------------------------- -----------------------------------------------
         Stadium Capital Management, LLC             September 15, 2004         Holdings increased to 12.5%
         ------------------------------------------- -------------------------- -----------------------------------------------

    Information available to the Company indicates that, as at April 30, 2006, there were two record holders in the U.S. holding 90,418 common shares of the Company.

    Based on the information available to the Company, the Company is not directly or indirectly owned or controlled by any other corporation, foreign government or person. To the best of the Company's knowledge there are no arrangements in existence that could lead to a subsequent change in control of the Company.


B.    Related Party Transactions

      In the normal course of operations during fiscal 2003, the Company entered into several different transactions with SmartSales Inc. (see further discussion in the "Operating and Financial Review and Prospects - Acquisitions and Investments" section of this document), a company with a common Chairman of the Board of Directors and significant shareholder as the Company's CEO and significant shareholder, Nigel Stokes. In fiscal 2006, 2005 and fiscal 2004, there were no transactions with SmartSales Inc. In fiscal 2003, the related party transactions with SmartSales Inc. consisted of rental income of $51,000. These transactions in fiscal 2003 were made at market prices under normal trade terms and conditions. During fiscal 2003, SmartSales Inc. entered into receivership and the Company wrote off its rent receivable of $77,000.

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

      The Company's directors, executive officers and senior officers are eligible to participate in the Company's Share Purchase Plan. The purpose of the Share Purchase Plan is to provide long-term incentives to attract, motivate and retain key employees, officers, directors and consultants providing services to the Company. Under the Share Purchase Plan the Company may loan money to participants to purchase Common Shares of the Company. Repayment of these loans is secured by a pledge of the Common Shares purchased with the proceeds of the loan and such Common Shares are deposited with and held by a custodian until the loan has been repaid. In the past, the Company granted interest free loans to certain of its directors to purchase Common Shares under the Share Purchase Plan. The aggregate indebtedness to the Company of all participants in the Share Purchase Plan as at April 28, 2006 was nil. The Company has not loaned money to directors since the provisions of SOX prohibiting such loans came into effect. See Item 6: Directors, Senior Management and Employees - Share Ownership.

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

      Westcon Inc. ("Westcon"), a specialty distributor of networking communications and security products was a customer of the Company and is currently in a dispute with the Company related to the performance of one of the Company's software products. The dispute is being dealt with by way of arbitration, which calls for the dispute to proceed under the International Commercial Arbitration Act (Ontario). The Company believes the issues under dispute by Westcon are without merit and the Company intends to defend this matter vigorously.

      Shopplex.com carrying on business as Teilhard Technologies and Juxtacomm Technologies Inc. (the "Plaintiffs") filed a statement of claim in the Federal Court of Canada against the Company alleging infringement of a Canadian patent (No. 2,241,767) and certain other related claims on July 15, 2004. The original statement of claim was amended and the Company subsequently filed a statement of defence and counterclaim against the Plaintiffs and certain related parties. The Company believes the claims of infringement are without merit and intends to defend this matter vigorously.


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


ITEM 9.    The Offer and Listing

A.    Offer and Listing Details

NATURE OF TRADING MARKET

      The Company's Common Shares are traded on the Toronto Stock Exchange under the symbol "DMC" and were traded on the NASDAQ National Market under the symbol "DMCX" until the Company voluntarily delisted from trading on the NASDAQ National Market on November 4, 2005. The following tables set forth, for the periods indicated, high and low closing prices of the Company's Common Shares as reported on the NASDAQ National Market and on the Toronto Stock Exchange. Prices on the Toronto Stock Exchange are shown in Canadian dollars. Prices on the NASDAQ National Market are shown in U.S. dollars.


--------------------------------------------------------------------------------------------------------------------------------
                                      Annual Market Prices on the Toronto Stock Exchange
------------------------------------------------------------------------------------ ---------------------- --------------------
                                                                                             High                   Low
------------------------------------------------------------------------------------ ---------------------- --------------------
Fiscal year ended January 31, 2006                                                          $11.70                 $8.15
------------------------------------------------------------------------------------ ---------------------- --------------------
Fiscal year ended January 31, 2005                                                          $19.11                 $8.00
------------------------------------------------------------------------------------ ---------------------- --------------------
Fiscal year ended January 31, 2004                                                          $18.00                 $9.00
------------------------------------------------------------------------------------ ---------------------- --------------------
Fiscal year ended January 31, 2003                                                          $13.50                 $7.50
------------------------------------------------------------------------------------ ---------------------- --------------------
Fiscal year ended January 31, 2002                                                          $15.49                 $4.52
------------------------------------------------------------------------------------ ---------------------- --------------------



--------------------------------------------------------------------------------------------------------------------------------
                                      Annual Market Prices on the NASDAQ National Market
--------------------------------------------------------------------------------------------------------------------------------
                                                                                             High                   Low
------------------------------------------------------------------------------------ ---------------------- --------------------
Fiscal year ended January 31, 2006(*)                                                      $9.52(*)              $6.88(*)
------------------------------------------------------------------------------------ ---------------------- --------------------
Fiscal year ended January 31, 2005                                                          $14.40                 $6.71
------------------------------------------------------------------------------------ ---------------------- --------------------
Fiscal year ended January 31, 2004                                                          $13.96                 $6.63
------------------------------------------------------------------------------------ ---------------------- --------------------
Fiscal year ended January 31, 2003                                                           $8.56                 $4.61
------------------------------------------------------------------------------------ ---------------------- --------------------
Fiscal year ended January 31, 2002                                                          $10.19                 $2.70
------------------------------------------------------------------------------------ ---------------------- --------------------

(*)   The Company voluntarily delisted from trading on the NASDAQ National Market on November 4, 2005.

--------------------------------------------------------------------------------------------------------------------------------
                                     Quarterly Market Prices on the Toronto Stock Exchange
--------------------------------------------------------------------------------------------------------------------------------
                                                                                             High                   Low
------------------------------------------------------------------------------------ ---------------------- --------------------
Fiscal year ended January 31, 2006
------------------------------------------------------------------------------------ ---------------------- --------------------
     Fourth Quarter                                                                         $11.10                 $8.40
------------------------------------------------------------------------------------ ---------------------- --------------------
     Third Quarter                                                                          $11.00                 $8.15
------------------------------------------------------------------------------------ ---------------------- --------------------
     Second Quarter                                                                         $11.70                 $8.89
------------------------------------------------------------------------------------ ---------------------- --------------------
     First Quarter                                                                          $10.10                 $8.50
------------------------------------------------------------------------------------ ---------------------- --------------------
Fiscal year ended January 31, 2005
------------------------------------------------------------------------------------ ---------------------- --------------------
     Fourth Quarter                                                                          $9.74                 $8.00
------------------------------------------------------------------------------------ ---------------------- --------------------
     Third Quarter                                                                          $11.50                 $8.51
------------------------------------------------------------------------------------ ---------------------- --------------------
     Second Quarter                                                                         $16.45                 $9.33
------------------------------------------------------------------------------------ ---------------------- --------------------
     First Quarter                                                                          $20.00                $14.20
------------------------------------------------------------------------------------ ---------------------- --------------------

--------------------------------------------------------------------------------------------------------------------------------
                                     Quarterly Market Prices on the NASDAQ National Market
--------------------------------------------------------------------------------------------------------------------------------
                                                                                             High                   Low
------------------------------------------------------------------------------------ ---------------------- --------------------
Fiscal year ended January 31, 2006
------------------------------------------------------------------------------------ ---------------------- --------------------
     Fourth Quarter(*)                                                                     $7.57(*)              $7.35(*)
------------------------------------------------------------------------------------ ---------------------- --------------------
     Third Quarter                                                                           $9.14                 $6.88
------------------------------------------------------------------------------------ ---------------------- --------------------
     Second Quarter                                                                          $9.52                 $7.02
------------------------------------------------------------------------------------ ---------------------- --------------------
     First Quarter                                                                           $8.10                 $6.90
------------------------------------------------------------------------------------ ---------------------- --------------------
Fiscal year ended January 31, 2005
------------------------------------------------------------------------------------ ---------------------- --------------------
     Fourth Quarter                                                                          $7.86                 $6.71
------------------------------------------------------------------------------------ ---------------------- --------------------
     Third Quarter                                                                           $8.32                 $6.75
------------------------------------------------------------------------------------ ---------------------- --------------------
     Second Quarter                                                                         $11.65                 $7.27
------------------------------------------------------------------------------------ ---------------------- --------------------
     First Quarter                                                                          $14.40                $10.46
------------------------------------------------------------------------------------ ---------------------- --------------------

(*)   The Company voluntarily delisted from trading on the NASDAQ National Market on November 4, 2005.

--------------------------------------------------------------------------------------------------------------------------------
                                      Monthly Market Prices on the Toronto Stock Exchange
--------------------------------------------------------------------------------------------------------------------------------
                                                                                             High                   Low
------------------------------------------------------------------------------------ ---------------------- --------------------
April 2006                                                                                  $10.15                 $9.65
------------------------------------------------------------------------------------ ---------------------- --------------------
March 2006                                                                                  $10.20                 $8.20
------------------------------------------------------------------------------------ ---------------------- --------------------
February 2006                                                                               $10.75                $10.20
------------------------------------------------------------------------------------ ---------------------- --------------------
January 2006                                                                                $11.10                $10.20
------------------------------------------------------------------------------------ ---------------------- --------------------
December 2005                                                                               $10.80                $10.20
------------------------------------------------------------------------------------ ---------------------- --------------------
November 2005                                                                               $10.75                 $8.30
------------------------------------------------------------------------------------ ---------------------- --------------------

--------------------------------------------------------------------------------------------------------------------------------
                                      Monthly Market Prices on the NASDAQ National Market
--------------------------------------------------------------------------------------------------------------------------------
                                                                                             High                   Low
------------------------------------------------------------------------------------ ---------------------- --------------------
April 2006                                                                                    (*)                   (*)
------------------------------------------------------------------------------------ ---------------------- --------------------
March 2006                                                                                    (*)                   (*)
------------------------------------------------------------------------------------ ---------------------- --------------------
February 2006                                                                                 (*)                   (*)
------------------------------------------------------------------------------------ ---------------------- --------------------
January 2006                                                                                  (*)                   (*)
------------------------------------------------------------------------------------ ---------------------- --------------------
December 2005                                                                                 (*)                   (*)
------------------------------------------------------------------------------------ ---------------------- --------------------
November 2005(*)                                                                           $7.57(*)              $7.35(*)
------------------------------------------------------------------------------------ ---------------------- --------------------

(*)   The Company voluntarily delisted from trading on the NASDAQ National Market on November 4, 2005.

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

C.    Material contracts

      For the two years p receding the date of this Form 20-F, the Company has not entered into any material contracts, other than contracts entered into in the ordinary course of business.

D.    Exchange Controls

      The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian" as defined in the Investment Canada Act (a "non-Canadian"), unless after review, the minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in Common Shares of the Company by a non-Canadian (other than a "WTO investor" as defined in the Investment Canada Act) would be reviewable under the Investment Canada Act if it was a direct investment to acquire control of the Company and the value of the assets of the Company was Cdn$5,000,000 or more.

      An investment in Common Shares of the Company by a WTO Investor, assuming the Company is not involved in a "cultural business", "financial service" business or "transportation service" business, each as defined in the Investment Canada Act or related regulations, or involved in the production of uranium, would be reviewable under the Investment Canada Act if it was a direct investment to acquire control of the Company and the value of the assets of the Company equals or exceeds a specified amount (the "Review Threshold"), which is adjusted for inflation annually. The Review Threshold is Cdn$250 million for investments completed in 2005 and Cdn$265 million for investments completed in 2006 is indexed as of the first of January every year.

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

      A U.S. Holder will not be subject to tax under the Tax Act in respect of any disposition of Common Shares (other than a disposition to the Company) unless at the time of such disposition such Common Shares constitute "taxable Canadian property" of the holder for purposes of the Tax Act. If the Common Shares are listed on a prescribed stock exchange for the purposes of the Tax Act (which currently includes the TSX and NASDAQ) at the time they are disposed of, they will generally not constitute "taxable Canadian property" of the U.S. Holder at the time of such disposition unless at any time during the 60-month period immediately preceding the disposition, 25% or more of the issued shares of any class or series of the Company was owned by the U.S. Holder, by persons with whom the U.S. Holder did not deal at arm's length or by the U.S. Holder and persons with whom the U.S. Holder did not deal at arm's length. The Common Shares may also be taxable Canadian property in certain other circumstances. Under the Convention, gains derived by a U.S. Holder from the disposition of Common Shares that constitute "taxable Canadian property" will generally not be taxable in Canada unless the value of the Common Shares is derived principally from real property situated in Canada. If the Common Shares are listed on a prescribed stock exchange for the purposes of the Tax Act at the time they are disposed of by a U.S. Holder, the U.S. Holder will not be required to comply with the provisions of section 116 of the Tax Act, which requires a certificate to be obtained from the Canada Revenue Agency when certain property is disposed of.

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

      Except as otherwise described in this form, this discussion applies to investors that are (i) citizens or individual residents of the United States,
(ii) corporations (or other entities taxable as corporations for United States federal income tax purposes), that are created or organised in or under the laws of the United States, any State of the United States or the District of Columbia, (iii) estates, the income of which is subject to federal income taxation, regardless of its source or (iv) trusts, if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons as described in Section 7701(a)(30) of the Code has the authority to control all substantial decisions of such trust (a "U.S. Holder"). Holders that are not described in the definition of a U.S. Holder are advised to consult their own tax advisors regarding the tax considerations incident to the acquisition, ownership and disposition of Common Shares.

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


ITEM 11.   Quantitative and Qualitative Disclosures About Market Risk

INTEREST RATE RISK.

      The Company's exposure to interest rate fluctuations relates primarily to its investment portfolio, since the Company has no borrowings outstanding under its line of credit at January 31, 2006.

      The Company invests its cash in a variety of short- and long-term Canadian dollar denominated financial instruments, including government and corporate bonds, commercial paper, preferred shares and banker's acceptances. The portfolio is diversified and consists primarily of investment grade securities to minimize credit risk. Cash balances in foreign operations are generally invested in term deposits in the local operating banks. The investment in short-term financial instruments carries a degree of interest rate risk, and consequently the Company's future investment income may fall short of expectations due to changes in short-term interest rates. The investment in short-term financial instruments is not for trading purposes. Management estimates that average invested cash, cash equivalents, and short-term investment balances should be approximately $35,000,000; therefore, a 1% change in interest rates could affect interest income by as much as $350,000 for the year.

FOREIGN CURRENCY RATE FLUCTUATIONS.

      In addition to Canada and the United States, the Company also operates in the United Kingdom, Germany and other European countries, and is therefore exposed to market risks related to foreign currency fluctuations between its Canadian dollar functional currency and these foreign currencies. The Company derives most of its sales revenue from international customers, with sales outside Canada usually denominated in U.S. dollars or European currencies including pounds sterling and euros. Accordingly, changes in exchange rates between the Canadian dollar and these foreign currencies can positively or negatively affect the Company's operating results. The Company has a policy of hedging a portion of its foreign currency denominated accounts receivable. However, management recognizes that this policy can provide only short-term protection against a limited portion of the Company's currency exposure. The appreciation of the Canadian dollar requires the Company to become more productive in order to maintain its margins. Although the Company has focused and will continue to focus on increasing the productivity of its Canadian operations, there is no guarantee it will be successful in maintaining its current margins. The financial instruments utilized by the Company pursuant to its hedging policy are not purchased for trading purposes and the Company does not enter into foreign exchange contracts for speculative purposes.

      During fiscal 2006, the Company entered into forward currency contracts to sell U.S. dollars for Canadian dollars to hedge the future collection of its accounts receivable denominated in U.S. dollars. At January 31, 2006, no U.S. dollar forward currency contracts were outstanding. Subsequent to year end, U.S. $4,000,000 of forward currency contracts were purchased at exchange rates averaging approximately 1:1.14, maturing within 60 days of the financial year end. These contracts hedge substantially all of the Company's U.S. dollar-based accounts receivable. During fiscal 2006, the Company incurred a foreign exchange gain of $203,000 compared to a gain of $126,000 in fiscal 2005.

      The following table provides a sensitivity analysis on the Company's exposure to changes in foreign exchange rates. For foreign currencies where the Company engages in material transactions, the following table quantifies, in thousands of US dollars, the impact that a 10% decrease against the Canadian dollar would have had on the Company's total revenues, operating expenses and pre-tax net income for the year ended January 31, 2006.

                                        Total        Operating       Pre-tax net
                                      revenue         expenses            income
                                            $                $                 $

United States dollar                      241            2,732           (2,491)
Pound sterling                          (673)            (505)             (168)
Euro                                    (706)            (416)             (290)

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

                                     PART II


ITEM 13.   Defaults, Dividend Arrearages and Delinquencies

None.


ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.


ITEM 15.   Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

      The Chief Executive Officer and the Chief Financial Officer (the "Executive Officers") met with the General Counsel of the Company on April 28, 2006 to review the effectiveness of the Company's disclosure controls and procedures. The Company's disclosure controls and procedures are documented in the Company's Disclosure Policy that has been approved by the Board of Directors. The Disclosure Policy provides that the Executive Officers and the General Counsel are responsible for the disclosure of material information. The Executive Officers reviewed the terms of the Disclosure Policy and considered how effectively its controls and procedures functioned in practice. The Executive Officers determined that these controls and procedures were adequate for the Company and in compliance with all applicable, laws, regulations, rules and listing standards. On April 28, 2006, the Executive Officers evaluated the effectiveness of the Company's disclosure controls and procedures as set out in the Disclosure Policy and concluded that there have been no significant changes to these controls or other factors that could significantly affect these controls other than as described below.

      As required by the U.S. Securities and Exchange Commission and Multilateral Instrument 52-109 issued by the Canadian Securities Administrators, the CEO and CFO are making certifications related to the information in these annual filings. As part of these certifications, the CEO and CFO must certify that they are responsible for establishing and maintaining disclosure controls and procedures, and have designed such disclosure controls and procedures to provide reasonable assurance that material information of the Company is made known to them and that they have evaluated the effectiveness of the disclosure controls and procedures as of the end of the period covered by these annual filings. The Company has documented and implemented such controls and procedures.

      The Company's CEO and CFO evaluated the effectiveness of the Company's disclosure controls and procedures as at January 31, 2006. In the course of that review, the CEO and CFO identified the need to make a change in the Company's accounting policy for revenue recognition, which is discussed further in the "CRITICAL ACCOUNTING POLICIES AND ESTIMATES" section under Item 5 of this 20-F, and to make related enhancements to the Company's controls and procedures with respect to the periodic determination of VSOE of the fair value for the various elements of its multiple-element sales arrangements. As a result the Consolidated Financial Statements for fiscal 2004 and 2005 were restated to reflect the effect of the change in accounting policy as described in Note 3 to the Consolidated Financial Statements for fiscal 2006. Following the adoption of the new accounting policy and the implementation of these enhancements, the Company's CEO and CFO have concluded on April 28, 2006, that the Company's disclosure controls and procedures are effective.


CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

      Except the change described in the preceding paragraph, there have been no changes to the Company's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.15d-15 that occurred during the period covered by this Form 20-F that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

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

ITEM 16B.  Code of ethics

      Management of the Company implemented an Employee Conduct Policy in April 2002. The Employee Conduct Policy was subsequently amended to add a section relating to the anonymous accounting complaints process adopted by the Company. The Board of Directors formally adopted the amended Employee Conduct Policy at its meeting on March 3, 2003. The Employee Conduct Policy applies to all officers and employees of the Company. The Employee Conduct Policy is attached as Exhibit 11.1 to the Company's Form 20-F filed June 5, 2003 with the Securities and Exchange Commission. Any person may request a copy of the Employee Conduct Policy from the General Counsel of the Company by contacting the General Counsel at the address or telephone number of the Company's principal executive offices set out on the first page of this Form 20-F.

ITEM 16C.  Principal Accountant Fees and Services

(a) AUDIT FEES

      Aggregate audit fees of Cdn$667,720 for fiscal 2006 and Cdn$364,400 for fiscal 2005 were billed by the Company's principal accountant Ernst & Young to the Company's for professional services normally provided for the audit of the Company's annual financial statements or services in connection with statutory and regulatory filings or engagements.

(b) AUDIT-RELATED FEES

      No fees were billed for fiscal 2006 and fiscal 2005 for assurance and related services by the principal accountant Ernst & Young reasonably related to the performance of the audit or review of the Company's financial statements.

(c) TAX FEES

      Cdn$348,221 in fees were billed for fiscal 2006 and Cdn$295,394 in fees were billed for fiscal 2005 for professional services rendered by the principal accountant Ernst & Young for Canadian tax compliance, tax advice, and tax planning for the Company, the Company's Canadian federal and provincial tax returns, the Company's U.S. federal income tax returns, and the Company's Q1, Q2 and Q3 fiscal 2006 and 2005 tax provisions.

(d) ALL OTHER FEES

      Other than the services reported under the subparagraphs (a) through (c) above of this Item 16C, Cdn$8,081 in fees were billed for fiscal 2006 and Cdn$7,789 in fees were billed for fiscal 2005 for services related to Ernst & Young's online subscription and the CPAB levy.

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


ITEM 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

                                              ISSUER PURCHASE OF EQUITY SECURITIES

------------------------- ---------------------- ----------------------- -------------------------- ----------------------
Period                    (a) Total Number of    (b) Average Price Paid  (c) Total Number of        (d) Maximum Number of
                          Shares Purchased       per Share (Cdn$)        Shares Purchased as Part   Shares that May Yet Be
                                                                         of Publicly Announced      Purchased Under the
                                                                         Plans or Programs(1)(2)    Plans or Programs
------------------------- ---------------------- ----------------------- -------------------------- ----------------------
February 1 - 28, 2005(2)              0               Not applicable                 0                    2,423,891(3)
------------------------- ---------------------- ----------------------- -------------------------- ----------------------
March 1 -  31, 2005(2)            2,002,039               $10.28                 2,002,039                 423,891(3)
------------------------- ---------------------- ----------------------- -------------------------- ----------------------
April 1 - 30, 2005                    0               Not applicable                 0                       423,891
------------------------- ---------------------- ----------------------- -------------------------- ----------------------
May 1 - 31, 2005                   111,000                 $9.99                  111,000                    312,891
------------------------- ---------------------- ----------------------- -------------------------- ----------------------
June 1 - 30, 2005                     0               Not applicable                 0                       423,891
------------------------- ---------------------- ----------------------- -------------------------- ----------------------
July 1 - 31, 2005                     0               Not applicable                 0                       423,891
------------------------- ---------------------- ----------------------- -------------------------- ----------------------
August 1 - 31, 2005                   0               Not applicable                 0                       423,891
------------------------- ---------------------- ----------------------- -------------------------- ----------------------
September 1 - 30, 2005                0               Not applicable                 0                       423,891
------------------------- ---------------------- ----------------------- -------------------------- ----------------------
October 1 - 31, 2005                  0               Not applicable                 0                       423,891
------------------------- ---------------------- ----------------------- -------------------------- ----------------------
November 1 - 30, 2005              13,800                 $10.23                  13,800                     299,091
------------------------- ---------------------- ----------------------- -------------------------- ----------------------
December 1 - 31, 2005              169,400                $10.64                  169,400                    129,691
------------------------- ---------------------- ----------------------- -------------------------- ----------------------
January 1 - 31, 2006               28,200                 $11.05                  28,200                     101,491
------------------------- ---------------------- ----------------------- -------------------------- ----------------------
Total                             2,324,439               $10.30                 2,324,439                   101,491
------------------------- ---------------------- ----------------------- -------------------------- ----------------------

(1) The Company announced on September 17, 2003 ("2003 NCIB") the acceptance by the Toronto Stock Exchange of the Notice of its Normal Course Issuer Bid renewal, allowing the purchase from time to time, if it was considered advisable, of up to 565,623 common shares of the Company, which represented 5% of the Company's 11,312,471 outstanding common shares as at August 31, 2003, on the Toronto Stock Exchange over the next 12 months. As at the beginning of fiscal 2005, there were 46,800 common shares that had been purchased under the 2003 NCIB and there was a maximum of 518,823 common shares that could be purchased under the 2003 NCIB at that time. The Company announced on September 17, 2004 ("2004 NCIB") the acceptance by the Toronto Stock Exchange of the Notice of its Normal Course Issuer Bid renewal, allowing for the purchase from time to time, if it was considered advisable, of up to 549,470 common shares of the Company, which represented 5% of the Company's 10,989,390 outstanding common shares as at September 2, 2004, on the Toronto Stock Exchange over the next 12 months. As at September 14, 2005 there were 549,400 common shares of the Company purchased under the 2004 NCIB. The Company announced on September 19, 2005 the acceptance by the Toronto Stock Exchange of the Notice of its Normal Course Issuer Bid renewal, allowing for the purchase from time to time, if it was considered advisable, of up to 423,891 common shares of the Company, which represented 5% of the Company's 8,477,810 outstanding common shares as at September 14, 2005, on the Toronto Stock Exchange over the next 12 months.

(2) On February 8, 2005, the Company announced a substantial issuer bid (the "Bid") under which it indicated its intention to purchase for cancellation up to 2,000,000 of its Common Shares (subject to increase to avoid the creation of odd-lots as a result of proration) at a price of not less than Cdn$8.50 and not more than Cdn$10.00 per Common Share. The Bid was made by way of a Dutch auction tender, which provided shareholders with the opportunity to specify the price at which they were willing to sell their Common Shares. The actual purchase price of Cdn$10.00 per Common Share, which was announced on March 22, 2005, was determined through an auction mechanism and was the lowest price within the price range at which the Company could purchase 2,000,000 of its Common Shares. Common Shares tendered at or below Cdn$10.00 (subject to prorating and disregarding fractions and odd-lots) were purchased at Cdn$10.00 and immediately cancelled. A total of 2,002,039 Common Shares were purchased for cancellation which includes additional shares purchased by the Company so as to avoid the creation of odd-lots as a result of proration. After giving effect to the repurchase and cancellation on March 29, 2005, there remained approximately 8,554,802 outstanding Common Shares of the Company. The total purchase price including the costs associated with the offer was approximately Cdn$20,620,000, and will be accounted for as a reduction in share capital of Cdn$11,432,000 and a charge to retained earnings (deficit) of Cdn$9,188,000.

(3) The Bid's 2,000,000 Common Shares were subject to increase to avoid the creation of odd-lots as a result of proration. Accordingly, the actual number of Common Shares repurchased and cancelled pursuant to the Bid was greater than 2,000,000.

                                    PART III


ITEM 17.   FINANCIAL STATEMENTS

Consolidated Financial Statements

DataMirror Corporation
January 31, 2006, 2005 and 2004

                        REPORT OF INDEPENDENT REGISTERED
                                 ACCOUNTING FIRM





To the Directors of
DataMirror Corporation

We have audited the consolidated balance sheets of DataMirror Corporation as at January 31, 2006 and 2005 and the consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended January 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended January 31, 2006 in accordance with Canadian generally accepted accounting principles.

As described in note 2 to the consolidated financial statements, the Company adopted the U.S. dollar as its reporting currency effective February 1, 2005. Also, as described in note 3, the consolidated financial statements have been restated for a change in accounting policy for revenue recognition.



Toronto, Canada,                                          /s/  Ernst & Young LLP
April 28, 2006.                                            Chartered Accountants


DataMirror Corporation

                                      CONSOLIDATED BALANCE SHEETS
                                    [in thousands of U.S. dollars]

As at January 31



                                                                            2006             2005
                                                                             $                 $
-------------------------------------------------------------------------------------------------
                                                                                        [restated
                                                                                        - note 3]
ASSETS
Current
Cash and cash equivalents [note 4]                                         5,115            7,687
Short-term investments [note 5]                                           29,832           38,707
Accounts receivable                                                        9,040            8,055
Prepaid expenses                                                           1,195            1,328
Future tax assets [note 14]                                                3,401            3,616
-------------------------------------------------------------------------------------------------
Total current assets                                                      48,583           59,393
-------------------------------------------------------------------------------------------------
Capital assets, net [note 6]                                               2,471            2,754
Long-term investments [note 7]                                             2,058                -
Future tax assets [note 14]                                                1,798            1,521
Intangibles, net [note 8]                                                    802            2,344
Goodwill [note 9]                                                          4,426            4,180
-------------------------------------------------------------------------------------------------
                                                                          60,138           70,192
=================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities                                   4,685            2,653
Deferred revenue                                                          19,651           17,812
Income taxes payable                                                         342              750
-------------------------------------------------------------------------------------------------
Total current liabilities                                                 24,678           21,215
-------------------------------------------------------------------------------------------------
Deferred revenue                                                           9,389            9,887
-------------------------------------------------------------------------------------------------
Total liabilities                                                         34,067           31,102
-------------------------------------------------------------------------------------------------
Commitments and contingencies [notes 13, 15 and 16]

Shareholders' equity
Share capital [note 11]                                                   31,657           42,250
Deficit                                                                  (12,687)          (7,584)
Contributed surplus                                                        1,141              876
Cumulative translation adjustment                                          5,960            3,548
-------------------------------------------------------------------------------------------------
Total shareholders' equity                                                26,071           39,090
-------------------------------------------------------------------------------------------------
                                                                          60,138           70,192
=================================================================================================

See accompanying notes


DataMirror Corporation

                             CONSOLIDATED STATEMENTS OF INCOME
                   [in thousands of U.S. dollars, except per share data]

Years ended January 31




                                                          2006              2005             2004
                                                            $                $                 $
-------------------------------------------------------------------------------------------------
                                                                       [restated        [restated
                                                                       - note 3]        - note 3]
REVENUE
Licence                                                 18,232          17,444             18,511
Maintenance                                             23,342          22,641             20,703
Services                                                 3,171           3,544              3,991
-------------------------------------------------------------------------------------------------
                                                        44,745          43,629             43,205
-------------------------------------------------------------------------------------------------

Cost of revenue
Licence                                                    170             192                170
Maintenance and services                                 8,290           9,143              8,283
-------------------------------------------------------------------------------------------------
                                                         8,460           9,335              8,453
-------------------------------------------------------------------------------------------------
Gross margin                                            36,285          34,294             34,752
-------------------------------------------------------------------------------------------------

OPERATING EXPENSES
Selling and marketing                                   13,484          15,192             14,853
Research and development [note 13]                       8,211           8,144              7,085
General and administration                               7,539           6,763              5,672
Stock-based compensation [note 12]                         265             316                377
Amortization of intangibles                              1,651           2,279              2,250
-------------------------------------------------------------------------------------------------
                                                        31,150          32,694             30,237
-------------------------------------------------------------------------------------------------
Operating income                                         5,135           1,600              4,515
Investment income, net                                     793             782                835
Gain on sale of investment [note 18]                        --           5,466                 --
Other income [note 18]                                      --              --                203
-------------------------------------------------------------------------------------------------
Income before income taxes                               5,928           7,848              5,553
-------------------------------------------------------------------------------------------------
Provision for (recovery of) income taxes [note 14]
   Current                                               1,858           2,307              2,733
   Future                                                  387            (478)              (956)
-------------------------------------------------------------------------------------------------
                                                         2,245           1,829              1,777
-------------------------------------------------------------------------------------------------
Net income for the year                                  3,683           6,019              3,776
=================================================================================================

Earnings per share
Basic                                                    $0.42           $0.55              $0.33
Diluted                                                  $0.42           $0.54              $0.32
=================================================================================================

Weighted average number of shares outstanding [000's] [note 11[c]]
Basic                                                    8,758          11,026             11,364
Diluted                                                  8,832          11,192             11,640
=================================================================================================

See accompanying notes

DataMirror Corporation


                                            CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                    [in thousands of U.S. dollars]


Years ended January 31





                                                                                           Common shares
                                                                                     -------------------------
                                                                                     Shares            Amount         Deficit
                                                                                        #                 $              $
---------------------------------------------------------------------------------------------------------------------------------
                                                                                     [000's]
Balance, January 31, 2003 [restated - note 3]                                         11,461            45,603         (12,612)
Net income [restated - note 3]                                                            --                --           3,776
Exercise of stock options [note 12]                                                      221             1,326              --
Stock-based compensation expense included in net income                                   --                --              --
Repurchase of common shares [note 11[b]]                                                (317)           (1,307)         (1,608)
Change in cumulative translation adjustment                                               --                --              --
---------------------------------------------------------------------------------------------------------------------------------
Balance, January 31, 2004 [restated - note 3]                                         11,365            45,622         (10,444)
---------------------------------------------------------------------------------------------------------------------------------
Net income [restated - note 3]                                                            --                --           6,019
Exercise of stock options [note 12]                                                       89               605              --
Stock-based compensation expense included in net income                                   --                --              --
Repurchase of common shares [note 11[b]]                                                (898)           (3,977)         (3,159)
Change in cumulative translation adjustment                                               --                --               --
---------------------------------------------------------------------------------------------------------------------------------
Balance, January 31, 2005 [restated - note 3]                                         10,556            42,250          (7,584)
---------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                --                --           3,683
Exercise of stock options [note 12]                                                       60               357              --
Stock-based compensation expense included in net income                                   --                --              --
Repurchase of common shares [note 11[b]]                                              (2,325)          (10,950)         (8,786)
---------------------------------------------------------------------------------------------------------------------------------
Change in cumulative translation adjustment                                               --                --              --
Balance, January 31, 2006                                                              8,291            31,657         (12,687)
=================================================================================================================================




(Chart Continued)



                                                                               Cumulative                          Total
                                                                               translation     Contributed    shareholders'

                                                                               adjustment        surplus          equity
                                                                                    $               $                 $
---------------------------------------------------------------------------------------------------------------------------

Balance, January 31, 2003 [restated - note 3]                                     (4,025)              183           29,149
Net income [restated - note 3]                                                        --                --            3,776
Exercise of stock options [note 12]                                                   --                --            1,326
Stock-based compensation expense included in net income                               --               377              377
Repurchase of common shares [note 11[b]]                                              --                --           (2,915)
Change in cumulative translation adjustment                                        4,629                --            4,629
---------------------------------------------------------------------------------------------------------------------------
Balance, January 31, 2004 [restated - note 3]                                        604               560           36,342
---------------------------------------------------------------------------------------------------------------------------
Net income [restated - note 3]                                                        --                --            6,019
Exercise of stock options [note 12]                                                   --                --              605
Stock-based compensation expense included in net income                               --               316              316
Repurchase of common shares [note 11[b]]                                              --                --           (7,136)
Change in cumulative translation adjustment                                         2,944               --            2,944
---------------------------------------------------------------------------------------------------------------------------
Balance, January 31, 2005 [restated - note 3]                                      3,548               876           39,090
---------------------------------------------------------------------------------------------------------------------------
Net income                                                                            --                --            3,683
Exercise of stock options [note 12]                                                   --                --              357
Stock-based compensation expense included in net income                               --               265              265
Repurchase of common shares [note 11[b]]                                              --                --          (19,736)
---------------------------------------------------------------------------------------------------------------------------
Change in cumulative translation adjustment                                        2,412                --            2,412
Balance, January 31, 2006                                                          5,960             1,141           26,071
===========================================================================================================================

See accompanying notes

DataMirror Corporation

                                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                         [in thousands of U.S. dollars]

Years ended January 31

                                                          2006              2005             2004
                                                            $                $                 $
-------------------------------------------------------------------------------------------------
                                                                       [restated        [restated
                                                                       - note 3]        - note 3]
OPERATING ACTIVITIES
Net income for the year                                 3,683            6,019              3,776
Add (deduct) items not affecting cash
   Amortization of capital assets                       1,085            1,019              1,027
   Amortization of intangibles                          1,651            2,279              2,250
   Stock-based compensation                               265              316                377
   Future income taxes                                    387             (478)              (956)
   Gain on sale of investment [note 18]                    --           (5,466)                --
   Other income [note 18]                                  --               --               (203)
   Investment tax credits recoverable                      --              760                478
   Non-cash operating expense                              --               --                 22
-------------------------------------------------------------------------------------------------
                                                        7,071            4,449              6,771
Net change in non-cash working capital balances
   related to operations                                  418             (352)               574
-------------------------------------------------------------------------------------------------
Cash provided by operating activities                   7,489            4,097              7,345
-------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Additions to capital assets                              (580)            (680)              (876)
Purchase of investments                               (31,283)         (39,391)           (24,273)
Maturity of short-term investments                     38,749           26,181             16,974
Investment in Idion Technology Holdings Limited            --              (73)            (1,839)
Proceeds from sale of investment [note 18]                 --           14,287                 --
Acquisition of intangibles                                 --               --                (20)
Acquisition of business, net of cash [note 18]             --               --             (1,010)
Other income [note 18]                                     --               --                203
-------------------------------------------------------------------------------------------------
Cash provided by (used in) investing activities         6,886              324            (10,841)
-------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Payments of capital lease obligations                      --              (24)               (64)
Exercise of stock options                                 357              605              1,326
Repurchase of share capital                           (19,736)          (7,136)            (2,915)
-------------------------------------------------------------------------------------------------
Cash used in financing activities                     (19,379)          (6,555)            (1,653)
-------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash and
-------------------------------------------------------------------------------------------------
   cash equivalents                                     2,432            2,812              3,639
-------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents
   during the year                                     (2,572)             678             (1,510)
Cash and cash equivalents, beginning of year            7,687            7,009              8,519
-------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                  5,115            7,687              7,009
-------------------------------------------------------------------------------------------------

Supplemental cash flow information
Interest paid                                               8               54                 12
Income taxes paid                                       1,756            2,198                986
-------------------------------------------------------------------------------------------------

See accompanying notes

Notes to Consolidated Financial Statements
[expressed in U.S. dollars unless otherwise noted]
[tabular amounts in thousands, except per share dates]

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

The consolidated financial statements of DataMirror Corporation [together with its subsidiaries, the "Company"] have been prepared in U.S. dollars and in accordance with Canadian generally accepted accounting principles ["Canadian GAAP"]. Material differences between Canadian GAAP and accounting principles generally accepted in the United States ["U.S. GAAP"] are disclosed in note 19. The Company is incorporated under the laws of Ontario.

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

Use of estimates

The preparation of these consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual amounts may vary from the current estimates. In particular, significant estimates include those related to revenue recognition, allowance for doubtful accounts, investment tax credits, investments, intangible assets, goodwill and future income tax assets.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments having maturity dates of up to three months from the date of purchase and are valued at cost, which approximates their fair value.

Short-term investments

Short-term investments include highly liquid investments with maturity dates of over three months and less than one year from the date of purchase. Short-term investments are valued at the lower of cost and market.

Capital assets

Capital assets are recorded at cost less any related investment tax credits. Amortization is provided over the estimated useful life of the related asset. Computer equipment and software are amortized on a declining balance basis at rates varying from 30% to 50%. Furniture and equipment are amortized on a declining balance basis at 20%. Leasehold improvements are amortized on a straight-line basis over the term of the related lease.

Long-term investments

Long-term investments include highly liquid investments with maturity dates of over one year from the date of purchase. Long-term investments are valued at cost and are written down to market value if there is a decline in value that is other than temporary.

Leases

Leases are classified as either capital or operating. Those leases which transfer substantially all the benefits and risks of ownership of property to the Company are accounted for as capital leases. The capitalized lease obligation reflects the present value of future lease payments, discounted at the appropriate interest rate, and is reduced by rental payments net of imputed interest. Assets under capital leases are amortized based on the useful life of the asset. All other leases are accounted for as operating, with rental payments being expensed as incurred.

Intangibles

Intangibles are comprised of acquired technology, customer lists and trademarks which are recorded at cost. Amortization is provided for on a straight-line basis over their estimated useful lives which are 12 to 64 months.

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

Goodwill is not amortized and is tested annually for impairment in value. The Company performs annual impairment testing as of November 1. In addition to the annual impairment test, the Company will perform an impairment test if an event occurs or circumstances change that would reduce the fair value of goodwill below its carrying amount.

To conduct impairment testing, the Company compares the fair values of the reporting units to their carrying amounts. If the carrying values of the reporting units exceed their fair values, the Company would perform the second step of the impairment test. In the second step, the Company compares the implied fair values of the reporting units' goodwill to their carrying amounts, and any excess is recognized as an impairment charge.

Earnings per share

Basic earnings per share are calculated on net income for the year using the weighted average number of shares outstanding. Diluted earnings per share reflect the dilution that would occur if outstanding stock options were exercised into common shares using the treasury stock method. The computation of diluted earnings per share does not include stock options with dilutive potential that would have an anti-dilutive effect on earnings per share.

Stock-based compensation plans

The Company has two stock-based compensation plans, which are described in note 12.

The Company uses the fair-value based method to account for all stock-based awards to employees and non-employees granted after February 1, 2002. The estimated fair value of options granted is determined using the Black-Scholes option pricing model and is recorded as a charge to income over the vesting period of the options with a corresponding credit recorded as contributed surplus.

Research and development costs

Research costs are expensed as incurred. Development costs are expensed as incurred unless a project meets the criteria for deferral and amortization under Canadian GAAP. The Company has not deferred any such development costs to date. Research and development costs are reduced by related investment tax credits.

Government assistance

Government assistance, consisting of investment and other tax credits, is recorded using the cost reduction method. Such government assistance is recorded when the qualifying expenditure is made and where there is reasonable assurance that investment and other tax credits will be realized.

Foreign currency translation

The Company's subsidiaries are considered to be integrated operations. Accordingly, the temporal method is used to translate the foreign operations of the subsidiary companies into the Company's Canadian dollar functional currency. The temporal method is also used to translate foreign currency denominated transactions and balances. Under this method, monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at exchange rates prevailing at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses, excluding amortization, are translated at average rates prevailing during the year. Amortization is translated at weighted average historical rates. The resulting net gain or loss on translation is included in the consolidated statements of income in the year incurred.

The Company enters into foreign exchange forward contracts to minimize its exposure to fluctuations in foreign currency exchange rates. These derivative contracts do not qualify for hedge accounting and therefore the contracts are recorded at fair value at each consolidated balance sheet date with the corresponding gains and/or losses recorded in the consolidated statements of income.

Revenue recognition and deferred revenue

The Company's revenues are generated from the sale of software licences, associated software maintenance and post-contract customer support ["PCS"] and other services.

Revenue is recognized in accordance with Statement of Position ["SOP"] 97-2, Software Revenue Recognition issued by the American Institute of Certified Public Accountants ["AICPA"] in October 1997 and amended by SOP 98-9 issued in December 1998.

Revenue is recognized when persuasive evidence of arrangement exists, there are no significant uncertainties surrounding product acceptance, the fees are fixed and determinable, collection is considered probable and, in the case of software licence revenue, the related products are shipped.

Revenue from PCS agreements is recognized on a straight-line basis over the term of the related agreements.

Revenue from services, comprised of consulting, training and/or installation fees, is recognized at the time the services are performed.

The Company also has multiple-element sales arrangements where software licences, the associated PCS and services are sold together. The Company has established vendor-specific objective evidence ["VSOE"] of the fair value of PCS for specific customer classes based on the value of PCS when sold separately as an optional renewal after the expiry of the initial maintenance term or based on contracted prices for optional PCS renewals included in the original multiple-element sales arrangement. The Company has established VSOE of the fair value of consulting services based on the normal pricing practices for those services when sold separately. The Company uses the residual method to determine the fair value of the delivered software licence if VSOE of the fair value of all undelivered elements exists. The revenues related to each element are recognized based on the above stand-alone revenue recognition policies.

In cases where arrangements include a software licence and PCS and the Company is not able to establish VSOE for the undelivered elements of a sales arrangement, the revenue from that arrangement is allocated to its components according to the terms of the contract and all the revenue is recognized ratably over the term of the contract.

Deferred revenue is comprised of licence revenue that is being recognized ratably, unrecognized revenue for PCS and other services which have yet to be provided.

Income taxes

The Company accounts for income taxes using the liability method of tax allocation. Under the liability method of tax allocation, future tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. The Company provides a valuation allowance on future tax assets when it is more likely than not that such assets will not be realized.

2. CHANGE OF REPORTING CURRENCY

Effective February 1, 2005, the Company adopted the U.S. dollar as its reporting currency, but has retained the Canadian dollar as its functional currency. Management believes that reporting in U.S. dollars will improve the comparability of the Company's financial position and results of operations with others in its industry.

In accordance with Canadian GAAP, the Company uses the current rate method to translate all amounts presented to U.S. dollars. Under the current rate method, all assets and liabilities of the Company's operations are translated from their Canadian dollar functional currency into U.S. dollars using exchange rates in effect at the end of the reporting period; revenue, expenses and cash flows are translated at the average rates during the reporting period; and any associated translation gains or losses are recorded as a separate component of shareholders' equity. All comparative figures presented have been translated using the same method.

For the year ended January 31, 2006, revenue, expenses and cash flows have been translated from Canadian dollars to U.S. dollars at the average rate of $0.83 [2005 - $0.77; 2004 - $0.73] Canadian dollars per one U.S. dollar and assets and liabilities have been translated at the year-end rate of $0.88 [January 31, 2005
- $0.81].

3. CHANGE IN ACCOUNTING POLICY

Revenue recognition

During 2006, the Company changed its method of revenue recognition for multiple-element sales arrangements to adopt the residual method of determining the fair value of a delivered software licence. Under the residual method, any undelivered element [most commonly PCS] of a multi-element sales arrangement is valued at its fair value as determined based on VSOE, and the balance is recognized on delivery of the software licence provided that the other criteria for revenue recognition are met. Under the Company's prior method of revenue recognition, a greater proportion of the arrangement consideration was assigned to the delivered software licence.

The Company has applied this change retroactively, and the prior year has been restated. For the year ended January 31, 2005, this change resulted in increases in revenues of $2,411,000 and net income of $2,317,000. For the year ended January 31, 2004, this change resulted in decreases in revenues of $496,000 and net income of $25,000. This change also resulted in an increase in deferred revenue of $9,861,000, a decrease in accounts payable and accrued liabilities of $336,000, an increase in future tax assets of $2,794,000 and a decrease in the cumulative translation adjustment of $2,090,000, all as at January 31, 2005. The deficit as at February 1, 2003 was increased by $6,924,000.

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

As at January 31,                                                         2006               2005
                                                                            $                  $
--------------------------------------------------------------------------------------------------
Cash                                                                     5,115              4,218
Bankers' acceptances                                                        --              3,469
--------------------------------------------------------------------------------------------------
                                                                         5,115              7,687
--------------------------------------------------------------------------------------------------

The bankers' acceptances for 2005 bear interest at a rate of approximately 2.5% with expiry dates extending up to one month from January 31, 2005.

5. SHORT-TERM INVESTMENTS

Short-term investments consist of the following:

As at January 31,                                                         2006               2005
                                                                            $                  $
--------------------------------------------------------------------------------------------------

Commercial paper                                                        27,145             38,707
Marketable securities                                                    2,687                 --
--------------------------------------------------------------------------------------------------
                                                                        29,832             38,707
--------------------------------------------------------------------------------------------------

The commercial paper bears interest at effective rates of approximately 3.0%
[2005 - 2.3%] and has maturity dates of up to ten months from January 31, 2006
[2005 - two months from January 31, 2005].

6. CAPITAL ASSETS

Capital assets consist of the following:

As at January 31,                                                           2006
                                                                                              Net
                                                                           Accumulated       book
                                                             Cost         amortization      value
                                                               $                $              $
--------------------------------------------------------------------------------------------------

Computer equipment and software                              9,892           8,259          1,633
Furniture and equipment                                      1,987           1,495            492
Leasehold improvements                                       1,444           1,098            346
--------------------------------------------------------------------------------------------------
                                                            13,323          10,852          2,471
--------------------------------------------------------------------------------------------------

As at January 31,                                                           2005
                                                                                              Net
                                                                           Accumulated       book
                                                             Cost         amortization      value
                                                               $                $              $
--------------------------------------------------------------------------------------------------

Computer equipment and software                              8,844           7,076          1,768
Furniture and equipment                                      1,901           1,302            599
Leasehold improvements                                       1,319             932            387
--------------------------------------------------------------------------------------------------
                                                            12,064           9,310          2,754
--------------------------------------------------------------------------------------------------

7. LONG-TERM INVESTMENTS

Long-term investments consist of commercial paper bearing interest at effective rates of approximately 3.3% and maturity dates of up to fifteen months from January 31, 2006.

8. INTANGIBLES

Intangibles consist of the following:

As at January 31,                                                         2006
                                                                                              Net
                                                                       Accumulated           book
                                                         Cost         amortization          value
                                                           $                $                  $
--------------------------------------------------------------------------------------------------
Acquired technology                                      7,557             7,300              257
Customer lists and trademarks                            5,599             5,054              545
--------------------------------------------------------------------------------------------------
                                                        13,156            12,354              802
--------------------------------------------------------------------------------------------------

As at January 31,                                                         2005
                                                                                              Net
                                                                       Accumulated           book
                                                         Cost         amortization          value
                                                           $                $                  $
--------------------------------------------------------------------------------------------------

Acquired technology                                      6,952             5,854            1,098
Customer lists and trademarks                            5,151             3,905            1,246
--------------------------------------------------------------------------------------------------
                                                        12,103             9,759            2,344
--------------------------------------------------------------------------------------------------

9. GOODWILL

At November 1, 2005, the Company performed its annual impairment test of goodwill. Based on the results of step one of the annual impairment test, the Company determined that there was no potential impairment to goodwill at that date and, therefore, was not required to perform step two of the annual impairment test.

During 2006, the tax benefit of previously unrecognized tax losses acquired on the acquisition of PointBase, Inc. ["PointBase"] of $102,000 was deducted from goodwill.

10. BANK CREDIT FACILITIES

At January 31, 2006, the Company had available credit facilities of $8,780,000 bearing interest at rates ranging from the prime rate to the prime rate plus 1.5%. Under a general security agreement and a source code escrow agreement, all of the Company's assets, including the source code for the Company's software, are pledged as collateral for these credit facilities. As at January 31, 2006 and 2005, no amounts have been drawn against these facilities other than letters of credit of $351,000 [2005 - $137,000].

11. SHARE CAPITAL

[a]  Authorized and outstanding

     The Company has authorized an unlimited number of common and preferred shares without par value. At January 31, 2006, the Company has 8,291,000 common and no preferred shares outstanding [2005 - 10,556,000 and nil, respectively].

[b]  Shares purchased for cancellation

     Under a normal course issuer bid [the "NCIB"] effective September 21, 2004, the Company indicated its intention to purchase up to 549,470 of its outstanding common shares. The NCIB expired on September 20, 2005. Under a new bid [the "New NCIB"], effective September 21, 2005, the Company indicated its intention to purchase up to an additional 423,891 of its outstanding common shares. The New NCIB expires on September 20, 2006. During the year ended January 31, 2006, the Company purchased for cancellation 322,400 common shares [2005 - 898,400; 2004 - 317,500] for cash consideration of $2,825,000 [2005 - $7,136,000; 2004 - $2,915,000]. As
     a result, stated capital was reduced by $1,544,000 [2005 - $3,977,000; 2004
     - $1,307,000] and deficit was increased by $1,281,000 [2005 - $3,159,000;
     2004 - $1,608,000].

     On February 8, 2005, the Company announced a substantial issuer bid [the "Bid"] under which it indicated its intention to purchase for cancellation up to 2,000,000 of its common shares at a price of not less than Cdn$8.50 and not more than Cdn$10.00 per common share. The actual purchase price of Cdn$10.00 per common share, which was announced on March 22, 2005, was determined through an auction mechanism and was the lowest price within the price range at which the Company could purchase 2,000,000 of its common shares. After making the necessary adjustments to avoid creating odd lots from the Bid, the actual number of shares purchased for cancellation was 2,002,039. All common shares tendered at or below Cdn$10.00 [subject to prorating and disregarding fractions and odd lots] were purchased at Cdn$10.00 and immediately cancelled. The total purchase price including the costs associated with the offer was $16,911,000. As a result, stated capital was reduced by $9,406,000 and deficit was increased by $7,505,000.

[c]  Earnings per share

     The reconciliation of the denominator in calculating diluted per share amounts is as follows:

     As at January 31,                                   2006             2005               2004
                                                           #                #                  #
--------------------------------------------------------------------------------------------------
     Weighted average number of shares outstanding,
       basic [000's]                                    8,758           11,026             11,364
     Effect of dilutive stock options [000's]              74              166                276
--------------------------------------------------------------------------------------------------
     Weighted average number of shares
       outstanding, diluted [000's]                     8,832           11,192             11,640
--------------------------------------------------------------------------------------------------

     For the years ended January 31, 2006, 2005 and 2004 respectively, 507,166, 487,139 and 404,037 options have been excluded from the calculation of diluted earnings per share because the exercise price of the options was greater than or equal to the average price of the Company's common shares for the year and consequently their inclusion would have been anti-dilutive.

12. STOCK-BASED COMPENSATION PLANS

At January 31, 2006, the Company has two stock-based compensation plans for the purpose of providing options to directors, officers and employees. The first plan was established on December 12, 1996. Options under this plan generally vest over four years from the date of grant and expire five years from the date of grant. The second plan was established on June 14, 2000 with similar attributes. The number of common shares reserved for issuance under the first and second plans are 1,157,000 and 782,000, respectively.

A summary of the status of the Company's stock-based compensation plans as at January 31, 2006 and 2005 and changes during the years then ended is presented below:


                                          2006                   2005                 2004
                                   ------------------    ------------------   -------------------
                                             Weighted              Weighted             Weighted
                                              average               average              average
                                             exercise              exercise             exercise
                                   Options    price      Options     price     Options    price
                                       #        $            #         $          #         $
------------------------------------------------------------------------------------------------------
Outstanding, beginning of year     856,138       9.93   1,231,234      9.59   1,118,496      7.27
Granted                            164,000       8.15     140,000      8.05     438,985      9.89
Exercised                          (59,753)      5.90     (89,414)     6.95    (221,310)     5.84
Expired                           (184,020)     12.86    (425,682)    10.47    (104,937)     8.39
------------------------------------------------------------------------------------------------------
Outstanding, end of year           776,365      10.02     856,138      9.93   1,231,234      9.59
------------------------------------------------------------------------------------------------------

Options exercisable, end of year   508,389                510,149               594,153
------------------------------------------------------------------------------------------------------

                                    Options outstanding                    Options exercisable
                                           Weighted
                         Outstanding        average      Weighted       Vested and       Weighted
                             at            remaining      average     exercisable at      average
 Range of exercise       January 31,      contractual    exercise       January 31,      exercise
      prices                2006             life          price           2006            price
         $                    #             [years]          $               #               $
------------------------------------------------------------------------------------------------------

4.94 - 7.42                 157,210           2.9           6.42           119,210           6.15
7.43 - 11.13                408,955           3.6           9.32           216,479           9.74
11.14 - 15.07               210,200           1.3          14.07           172,700          14.09
------------------------------------------------------------------------------------------------------
                            776,365           2.8          10.02           508,389          10.37
------------------------------------------------------------------------------------------------------

The Company utilizes the Black-Scholes option valuation model to estimate the fair value of options granted based on the following assumptions:

Years ended January 31,                                       2006             2005          2004

-------------------------------------------------------------------------------------------------
Risk-free interest rate                                       3.2%            3.3%           3.3%
Expected dividend yield                                         0%              0%             0%
Expected volatility                                          0.466           0.469          0.453
Expected option life [years]                                   2.0             2.0            2.1
Weighted average fair values of options granted              $2.26           $2.23          $2.88
-------------------------------------------------------------------------------------------------

The Black-Scholes option valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options that are fully transferable and have no vesting restrictions. This model requires the use of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company's outstanding stock options have characteristics that are significantly different from those of traded options, and because changes in any of these assumptions can materially affect the fair value estimate, in management's opinion the existing models may not provide a reliable single measure of the fair value of its stock options.

13. GOVERNMENT ASSISTANCE

The Company applies for investment tax credits from both the Canadian federal and provincial tax authorities relating to amounts expended on scientific research and development. During the year, $715,000 [2005 - $109,000; 2004 - $586,000] in investment tax credits were applied to reduce operating expenses. The amount of investment tax credits recorded represents management's best estimate based on its interpretation of current legislation. However, the Canada Revenue Agency has not yet assessed all the federal claims and, therefore, the amount ultimately received could be materially different from the amount recorded.

14. INCOME TAXES

Significant components of the Company's future tax assets and liabilities are as follows:

As at January 31,                                                           2006             2005
                                                                             $                 $
--------------------------------------------------------------------------------------------------
FUTURE TAX ASSETS
Current
Deferred revenue                                                         3,190              3,745
Tax benefit of loss carryforwards and tax credits                          287                 --
Other                                                                      105                 78
--------------------------------------------------------------------------------------------------
                                                                         3,582              3,823
--------------------------------------------------------------------------------------------------

FUTURE TAX LIABILITIES
Current
Scientific research investment tax credits                                (110)              (207)
Other                                                                      (71)                --
--------------------------------------------------------------------------------------------------
                                                                          (181)              (207)
--------------------------------------------------------------------------------------------------
                                                                         3,401              3,616
==================================================================================================

FUTURE TAX ASSETS
Long-term
Deferred revenue                                                         1,209              1,445
Tax benefit of loss carryforwards and tax credits                        2,376              2,121
Book depreciation in excess of tax depreciation                          1,008                569
--------------------------------------------------------------------------------------------------
                                                                         4,593              4,135
Less valuation allowance                                                (2,376)            (2,121)
--------------------------------------------------------------------------------------------------
                                                                         2,217              2,014
--------------------------------------------------------------------------------------------------

FUTURE TAX LIABILITIES
Long-term
Tax depreciation in excess of book depreciation                           (419)              (493)
--------------------------------------------------------------------------------------------------
                                                                          (419)              (493)
--------------------------------------------------------------------------------------------------
                                                                         1,798              1,521
==================================================================================================

Of the above valuation allowances recorded as at January 31, 2006, $967,000 [2005 - $890,000] are attributable to future tax assets for which any subsequently recognized tax benefits will be allocated to reduce goodwill related to the acquisition of PointBase.

The following table reconciles the income tax expense computed at the rates specified in Canadian tax statutes to the reported income tax expense:

Years ended January 31,                                  2006             2005               2004
                                                           $                $                  $
--------------------------------------------------------------------------------------------------
Income tax expense at combined Canadian
   federal and provincial income tax rate of 36.1%
   [2005 - 36.1%; 2004 - 36.6%]                         2,141            2,835              2,034
Effect of foreign tax rate differences                    (48)            (120)              (110)
Foreign tax losses not previously benefited              (119)             (83)              (108)
Foreign tax losses not tax benefited                      116               22                 91
Manufacturing and processing profits deduction            (21)             (31)               (45)
Items not deductible for income tax purposes              181              236                163
Ontario research and development incentives               (96)             (15)                --
Non-taxable portion of gain on sale of investment          --             (987)                --
Other                                                      91              (28)              (248)
--------------------------------------------------------------------------------------------------
Provision for income taxes                              2,245            1,829              1,777
==================================================================================================

Significant components of the provision for income taxes are as follows:

Years ended January 31,                                  2006             2005               2004
                                                           $                $                  $
--------------------------------------------------------------------------------------------------

Current tax expense                                     1,858            2,307              2,733
Future income tax benefit relating to origination
--------------------------------------------------------------------------------------------------
   and reversal of temporary differences                  387             (478)              (956)
--------------------------------------------------------------------------------------------------
Income tax expense                                      2,245            1,829              1,777
==================================================================================================

The Company has foreign non-capital loss carryforwards of approximately $4,444,000, which have no expiry date, and $2,844,000, which expire over 18 years. A valuation allowance has been recognized for all but $838,000 of the losses.

15. COMMITMENTS AND CONTINGENCIES

The Company has entered into agreements to lease office facilities and equipment for which the future annual lease payments are approximately as follows:


                                                                                               $
-------------------------------------------------------------------------------------------------
2007                                                                                        1,771
2008                                                                                        1,460
2009                                                                                        1,222
2010                                                                                          476
2011                                                                                          248
-------------------------------------------------------------------------------------------------

The Company may, from time to time, be involved in legal proceedings, claims and litigation that arise in the ordinary course of business. In the event that any such claims or litigation are resolved against the Company, such outcomes or resolutions could have a material adverse effect on the business, financial condition or results of the Company.

16. FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Foreign currency risk

The Company is exposed to foreign currency risk from fluctuations in foreign currency rates. Increases and decreases in foreign currency rates could impact the Company's net income for the year.

During the year ended January 31, 2006, the Company incurred a foreign exchange gain of $203,000 [2005 - gain of $126,000; 2004 - gain of $67,000].

Hedging activities

During the year, the Company entered into foreign currency forward contracts to sell U.S. dollars for Canadian dollars to hedge the future collection of its accounts receivable denominated in U.S. dollars. At January 31, 2006, no U.S. dollar foreign currency forward contracts were outstanding. Subsequent to year end, U.S. $4,000,000 of foreign currency forward contracts were purchased at an exchange rate of approximately 1:1.14, maturing within 60 days of the financial year end. These contracts hedge substantially all of the Company's U.S. dollar based accounts receivable. The Company does not enter into foreign currency forward contracts for speculative purposes.

During the year ended January 31, 2006, the Company incurred a foreign exchange gain from hedging activities of $281,000 [2005 - gain of $221,000; 2004 - gain of $567,000], which is included in the overall foreign exchange gain/loss disclosed above.

Current and long-term financial assets and liabilities

Due to the short period to maturity of these financial instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of their fair values.

Risk management

Short-term investments are placed exclusively with entities having ratings of at least R1-low by a recognized Canadian debt-rating agency.

Credit risk related to the Company's trade receivables is minimized due to its large customer base, wide geographical distribution and diversification of operations.

In addition to Canada and the United States, the Company also operates in the United Kingdom, Germany and other European countries, and is therefore exposed to market risks related to foreign currency fluctuations between these currencies.

17. SEGMENTED INFORMATION

The Company operates in only one industry, that being the business of developing and marketing computer software products. Based on the geographic location of its operations, the Company has two reportable segments, North America, which includes the Company's Asia Pacific operations, and Europe. The accounting policies followed by these segments are the same as those described in the summary of significant accounting policies. The Company accounts for intersegment sales at fair value.

The Company's reportable segments are strategic business units. They are managed separately because each reportable segment operates in different economic marketplaces and, therefore, requires different investing and marketing strategies. The Company evaluates segment performance based on income or loss from operations before investment income and income taxes.

The following table presents certain information with respect to the reportable segments described above:


Years ended January 31,                                  2006             2005               2004
                                                           $                $                  $
-------------------------------------------------------------------------------------------------
REVENUE
North American customers                               31,706           27,345             27,919
Intersegment                                            4,220            4,434              4,016
-------------------------------------------------------------------------------------------------
                                                       35,926           31,779             31,935
European customers                                     13,039           16,284             15,286
Elimination of intersegment revenue                    (4,220)          (4,434)            (4,016)
-------------------------------------------------------------------------------------------------
                                                       44,745           43,629             43,205
=================================================================================================

OPERATING INCOME (LOSS)
North America                                           4,805             (599)             2,013
Europe                                                    330            2,199              2,502
-------------------------------------------------------------------------------------------------
                                                        5,135            1,600              4,515
=================================================================================================

AMORTIZATION
North America                                           2,500            3,135              3,073
Europe                                                    236              163                204
-------------------------------------------------------------------------------------------------
                                                        2,736            3,298              3,277
=================================================================================================

CAPITAL ASSET ADDITIONS
North America                                             471              630                810
Europe                                                    109               50                 66
-------------------------------------------------------------------------------------------------
                                                          580              680                876
=================================================================================================

As at January 31,                                                         2006               2005
                                                                            $                  $
-------------------------------------------------------------------------------------------------

IDENTIFIABLE ASSETS
North America                                                           43,856             51,733
Europe                                                                  11,054             11,935
-------------------------------------------------------------------------------------------------
                                                                        54,910             63,668
Intangibles                                                                802              2,344
Goodwill                                                                 4,426              4,180
-------------------------------------------------------------------------------------------------
                                                                        60,138             70,192
=================================================================================================

GOODWILL
North America                                                            2,106              2,045
Europe                                                                   2,320              2,135
-------------------------------------------------------------------------------------------------
                                                                         4,426              4,180
=================================================================================================

Summaries of revenue, segmented according to the customers' country of residence, and of capital assets, intangibles and goodwill, segmented according to the country in which the assets are located, are as follows:

Years ended January 31,                                  2006             2005               2004
                                                           $                $                  $
--------------------------------------------------------------------------------------------------
REVENUE
Canada                                                  2,280            2,932              3,273
United States                                          26,860           22,148             22,314
United Kingdom                                          6,361            7,980              6,990
Germany                                                 3,082            4,238              4,428
Other                                                   6,162            6,331              6,200
--------------------------------------------------------------------------------------------------
                                                       44,745           43,629             43,205
=================================================================================================

As at January 31,                                                         2006               2005
                                                                            $                  $
--------------------------------------------------------------------------------------------------

CAPITAL ASSETS, INTANGIBLES
   AND GOODWILL
Canada                                                                   5,064              6,733
Germany                                                                  2,392              2,193
Other                                                                      243                352
--------------------------------------------------------------------------------------------------
                                                                         7,699              9,278
==================================================================================================

18. PRIOR YEAR ACQUISITIONS AND DISPOSITIONS

On May 18, 2004, the Company was successful in selling its investment in Idion Technology Holdings Limited for net proceeds of $14,287,000, resulting in a gain of $5,466,000.

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

In April 2003, the Company made an offer to acquire all of the issued and outstanding shares of PointBase. PointBase determined not to proceed with the transaction and, as a result, PointBase agreed to pay the Company an amount of $203,000 as consideration for the cancellation of the offer, which is included in other income. The Company ceased its efforts to purchase PointBase as conditions at the time did not warrant further discussions.

Pursuant to an agreement and plan of merger effective December 12, 2003, the Company acquired control of the remaining shares of PointBase for consideration of $2,525,000. The acquisition has been accounted for under the purchase method of accounting. Consequently, the results of operations of PointBase are included in these consolidated financial statements from that date forward.

The purchase transaction is summarized as follows:

                                                                                               $
--------------------------------------------------------------------------------------------------
Assets acquired
Cash                                                                                        1,280
Other current assets                                                                          324
Capital assets                                                                                102
Intangibles                                                                                 1,190
Goodwill                                                                                    1,564
--------------------------------------------------------------------------------------------------
                                                                                            4,460
Current liabilities assumed                                                                (1,495)
Future tax liability                                                                         (440)
--------------------------------------------------------------------------------------------------
Net assets acquired                                                                         2,525
==================================================================================================

Consideration
Cash                                                                                        2,290
Amounts payable                                                                               235
--------------------------------------------------------------------------------------------------
                                                                                            2,525
--------------------------------------------------------------------------------------------------

Intangibles consist of $380,000 of acquired technology and $810,000 of customer lists and trademarks.

None of the goodwill acquired is deductible for tax purposes.

As part of the acquisition, the Company also acquired foreign non-capital loss carryforwards of approximately $3,160,000 which expire over 20 years but for which no value has been assigned. During 2006, the tax benefit of previously unrecognized tax losses acquired on the acquisition of PointBase of $102,000 was deducted from goodwill. A valuation allowance recorded as of January 31, 2006 of $967,000 is attributable to future tax assets for which any subsequently recognized tax benefits will be allocated to reduce goodwill related to the acquisition of PointBase.

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

19. RECONCILIATION OF CANADIAN GAAP TO U.S. GAAP

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP which differ in certain material respects from U.S. GAAP.

The material differences as they apply to the Company's consolidated financial statements are as follows:

[a]  Balance sheet adjustments

     As at January 31,                                                      2006             2005
                                                                              $                $
--------------------------------------------------------------------------------------------------
     INVESTMENTS
     Balance under Canadian GAAP                                           31,890          38,707
     Adjustment to fair value, net of tax [note 19[c][ii]]                    (34)             --
--------------------------------------------------------------------------------------------------
     Balance under U.S. GAAP                                               31,856          38,707
==================================================================================================

     GOODWILL
     Balance under Canadian GAAP                                            4,426           4,180
     Adjustment for recognition of tax loss carryforwards [i]                (112)           (103)
--------------------------------------------------------------------------------------------------
     Balance under U.S. GAAP                                                4,314           4,077
==================================================================================================

     DEFICIT
     Balance under Canadian GAAP                                          (12,687)         (7,584)
     Adjustment for stock-based compensation expense                        1,141             876
     Adjustment for recognition of tax loss carryforwards [i]                (112)           (103)
--------------------------------------------------------------------------------------------------
     Balance under U.S. GAAP                                              (11,658)         (6,811)
==================================================================================================

[i] Under U.S. GAAP, the realization of the benefit associated with utilizing tax losses that existed at the time of an acquisition but that were not recognized at the time is reflected as a reduction of goodwill relating to the acquisition in the period in which the Company determines that such realization is more likely than not. Under Canadian GAAP, prior to the adoption of the liability method in fiscal 2001, such benefit was recorded as a reduction of the income tax provision in the period of utilization.

[b] The components of shareholders' equity under U.S. GAAP are as follows:

     As at January 31,                                                    2006               2005
                                                                            $                  $
--------------------------------------------------------------------------------------------------
     Share capital                                                      31,657             42,250
     Accumulated other comprehensive income                              5,926              3,548
     Deficit                                                           (11,658)            (6,811)
--------------------------------------------------------------------------------------------------
     Balance under U.S. GAAP                                            25,925             38,987
==================================================================================================

[c]  Reconciliation of net income under Canadian and U.S. GAAP:

     Years ended January 31,                             2006             2005               2004
                                                           $                $                  $
-------------------------------------------------------------------------------------------------
     Net income under Canadian GAAP                     3,683            6,019              3,776
     Stock-based compensation expense recorded
       for Canadian GAAP purposes [i]                     265              316                377
-------------------------------------------------------------------------------------------------
     Net income under U.S. GAAP                         3,948            6,335              4,153
     Unrealized gain (loss) on investments [ii]           (34)          (4,542)             1,828
-------------------------------------------------------------------------------------------------
     Comprehensive income under U.S. GAAP               3,914            1,793              5,981
=================================================================================================

     Earnings per share under U.S. GAAP
     Basic                                               0.45             0.57               0.37
     Diluted                                             0.44             0.57               0.36
=================================================================================================

     [i] Under Canadian GAAP, equity instruments awarded to employees after February 1, 2002 are measured and expensed using the fair value method. Under U.S. GAAP, the Company is not currently required to record this compensation expense.

     [ii]Under U.S. GAAP, investments classified as available for sale are carried at market value with unrealized gains or losses reflected as a component of other comprehensive income until realized.

[d]  Other disclosures required under U.S. GAAP

     [i] Under U.S. GAAP, the Company measures compensation costs related to stock options granted to employees using the intrinsic value method as prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees, ["APB 25"] as permitted by SFAS No. 123, Accounting for Stock-Based Compensation. However, SFAS No. 123 does require the disclosure of pro forma net income (loss) and earnings (loss) per share information as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123 as follows:

     Years ended January 31,                             2006             2005               2004
                                                           $                $                  $
--------------------------------------------------------------------------------------------------
     Net income for the year under U.S. GAAP            3,948            6,335              4,153
     Stock-based compensation expense                    (277)            (402)              (565)
--------------------------------------------------------------------------------------------------
     Pro forma net income for the year                  3,671            5,933              3,588
==================================================================================================

     Pro forma basic earnings per share                  0.42             0.54               0.32
     Pro forma diluted earnings per share                0.42             0.53               0.31
==================================================================================================

     The Company has utilized the Black-Scholes option valuation model to estimate the fair value of options granted based on the following assumptions:

     Years ended January 31,                              2006            2005               2004
--------------------------------------------------------------------------------------------------

     Risk-free interest rate                              3.2%            3.3%               3.3%
     Expected dividend yield                                0%              0%                 0%
     Expected volatility                                 0.466           0.469              0.453
     Expected option life [years]                          2.0             2.0                2.1
     Weighted average fair values of options granted     $2.26           $2.23              $2.88
--------------------------------------------------------------------------------------------------

[e]  Recent accounting developments

     As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using APB 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee options under U.S. GAAP. In December 2004, an amended SFAS No. 123, Share-Based Payment ["SFAS 123(R)"] was issued, which requires all share-based payments to employees to be recognized in the consolidated statements of income, based on their fair value. SFAS 123(R) is effective for the Company's 2007 fiscal year.

20. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously issued to conform to the current year's presentation.

                      REPORT OF REGISTERED ACCOUNTING FIRM




To the Directors of
DataMirror Corporation

In our report to the directors of DataMirror Corporation [the "Company"] dated April 28, 2006, we reported on the consolidated balance sheets of the Company as at January 31, 2006 and 2005 and the consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended January 31, 2006, as included in this Form 20-F. In connection with our audits of the aforementioned consolidated financial statements, also included is the financial statement schedule of the Company included on page 68 of this Form 20-F. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this schedule based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.




Toronto, Canada,                                        /s/  Ernst & Young LLP
April 28, 2006.                                          Chartered Accountants


                                    SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
                                            [in thousands of U.S. dollars]






                                                                         Write-offs
                                            Balance,        Charged          of          Balance,
                                            beginning         to          accounts          end
Description                                  of year       expenses      receivable       of year
                                                $              $              $              $
------------------------------------------------------------------------------------------------------
Allowances deducted
   from accounts receivable
Year ended January 31, 2006                   238             289              (221)          306
Year ended January 31, 2005                   225             110               (97)          238
Year ended January 31, 2004                   417             (66)             (126)          225
------------------------------------------------------------------------------------------------------


           ITEM 18.        FINANCIAL STATEMENTS

The Company has responded to Item 17 in lieu of responding to this Item.

ITEM 19.   EXHIBITS

      Exhibit No.                                    Description
     -------------------------------------------------------------------------------------------

     1.1 **        Articles of Amalgamation of DataMirror Corporation, as currently in effect.
     1.2 **        By-laws of DataMirror Corporation, as currently in effect.
     2.1 **        Specimen DataMirror Corporation share certificate.
     2.2 **        DataMirror Shareholder Rights Plan, dated as of May 7, 2002.
     4.1 **        Lease pursuant to which DataMirror Corporation's UK subsidiary acquired rental space in London,
                   England on November 31, 2001.
     4.2 **        DataMirror Corporation Share Purchase Plan, as currently in effect.
     4.3 **        DataMirror Corporation Executive Stock Compensation Plan, as currently in effect.
     4.4 **        Employment agreement between DataMirror Corporation and Mr. Nigel Stokes.
     4.5 **        Employment agreement between DataMirror Corporation and Mr. Kirk Dixon.
     4.6 **        Employment agreement between DataMirror Corporation and Mr. Herman Wallenburg.
     4.7 **        Pointbase, Inc. Series E Preferred Stock Purchase Agreement, dated June 14, 2000.
     6.1           Audit Committee Charter
     6.2***        Compensation Committee Charter
     8.1           List of Significant Subsidiaries contained in Item 4.C hereof
     11.1***       Employee Conduct Policy
     12.1          Certification of CEO and CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
     12.2          Certification of CEO and CFO Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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

                                            DATAMIRROR CORPORATION


                                            By: /s/ Peter Cauley

                                                Name: Peter Cauley
                                                Title: Chief Financial Officer

    June 2, 2006


                                        EXHIBIT INDEX


      Exhibit No.                                    Description
      -----------  --------------------------------------------------------------------------------------------

     1.1 **        Articles of Amalgamation of DataMirror Corporation, as currently in effect.
     1.2 **        By-laws of DataMirror Corporation, as currently in effect.
     2.1 **        Specimen DataMirror Corporation share certificate.
     2.2 **        DataMirror Shareholder Rights Plan, dated as of May 7, 2002.
     4.1 **        Lease pursuant to which DataMirror Corporation's UK subsidiary acquired rental space in London,
                   England on November 31, 2001.
     4.2 **        DataMirror Corporation Share Purchase Plan, as currently in effect.
     4.3 **        DataMirror Corporation Executive Stock Compensation Plan, as currently in effect.
     4.4 **        Employment agreement between DataMirror Corporation and Mr. Nigel Stokes.
     4.5 **        Employment agreement between DataMirror Corporation and Mr. Kirk Dixon.
     4.6 **        Employment agreement between DataMirror Corporation and Mr. Herman Wallenburg.
     4.7 **        Pointbase, Inc. Series E Preferred Stock Purchase Agreement, dated June 14, 2000.
     6.1           Audit Committee Charter
     6.2***        Compensation Committee Charter
     8.1           List of Significant Subsidiaries contained in Item 4.C hereof
     11.1***       Employee Conduct Policy
     12.1          Certification of CEO and CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
     12.2          Certification of CEO and CFO Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

**  Incorporated by reference to the Company's Annual Report on Form 20F, filed on June 20, 2002.
*** Incorporated by reference to the Company's Annual Report on Form 20F, filed on June 5, 2003.